Form 20-F
period 2024-12-31
Baidu, Inc.
filed 2025-03-28
CIK 1329099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from     to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from     _ to
Commission file number:
000-51469
Baidu, Inc.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People’s Republic of China
(Address of principal executive offices)

Junjie He, Interim Chief Financial Officer
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
None
(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report
2,239,234,372

Class A ordinary shares and
524,340,320

Class B ordinary shares, par value US$0.000000625 per share, as of December 31, 2024.
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

•	“MAU,” or monthly active user, refers to the number of mobile devices that launched our mobile apps during a given month;

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Our Corporate Structure and Contractual Arrangements with the Variable Interest Entities

Baidu, Inc. is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our subsidiaries incorporated in mainland China, or mainland China subsidiaries, and (ii) contractual arrangements with the variable interest entities based in mainland China. Our internet content services, value-added telecommunication-based services, internet map services, online audio and video services and mobile application distribution businesses in mainland China have been conducted through the applicable VIEs in order to comply with the laws and regulations of mainland China, which restrict and impose conditions on foreign direct investment in companies involved in the provision of such businesses. Accordingly, we operate these businesses in mainland China through the variable interest entities, and rely on contractual arrangements among Baidu, Inc./iQIYI, Inc., our mainland China subsidiaries, the variable interest entities and their nominee shareholders to control the business operations of the variable interest entities. External revenues contributed by the variable interest entities accounted for 47%, 45% and 44% of our total external revenues for the years ended December 31, 2022, 2023 and 2024, respectively. As used in this annual report, “our company” refers to Baidu, Inc., whereas “we,” “us,” “our,” or “Baidu” refers to Baidu, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities in mainland China and all of the variable interest entities are domestic companies incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. Investors in our ADSs are not purchasing equity interest in the variable interest entities in mainland China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

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

These contractual arrangements generally include shareholder voting rights trust agreements or proxy agreements, exclusive equity purchase and transfer option agreements or exclusive purchase option agreements, loan agreements, operating agreements or business operation agreements, exclusive technology consulting and services agreements, and equity pledge agreements, as the case may be. As for some of the variable interest entities, our subsidiaries have entered into additional business cooperation agreements, power of attorney, license agreements and/or commitment letters (as the case may be) with these variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with the variable interest entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, the shareholders of the variable interest entities effectively assigned all of their voting rights underlying their equity interest in the variable interest entities to the primary beneficiaries of these companies, which gives our company or its subsidiaries/iQIYI the power to direct the activities that most significantly impact the variable interest entities’ economic performance. The individual nominee shareholders of Baidu Netcom, Beijing Perusal and Beijing iQIYI, the variable interest entities, are directors or members of senior management of us or iQIYI. We or iQIYI consider such people suitable to act as the nominee shareholders of these variable interest entities because of, among other considerations, their contribution to us or iQIYI, their competence and their length of service with and loyalty to us or iQIYI. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities and Other Consolidated Affiliated Entities and their Shareholders.”

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

PRC government’s certain administrative measures in regulating (i) our operations and (ii) offerings conducted overseas by, and foreign investment in, China-based issuers, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may result in adverse effect on the value of such securities. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Any failure to meet the PRC government’s complex regulatory requirements on our business operation could have a material adverse effect on our operations and the value of our securities.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2023 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Government Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the variable interest entities in mainland China. Our operations in mainland China are governed by the laws and regulations of mainland China. As of the date of this annual report, our mainland China subsidiaries and the variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and the variable interest entities in mainland China, including, among others, the Value-Added Telecommunication Business Operating License, the Internet News Information Service License, the

Short Messaging Service Access Code Certificate, the Online Audio/Video Program Transmission License, the Radio and Television Program Production License, the Surveying and Mapping Qualification Certificate for internet map services, the Internet Culture Business Permit, the Publication Business Operating License, the Filing Certificate for Internet Drug and Medical Devices Information Services/the Qualification Certificate for Internet Drug Information Services, the Human Resource Services License, the Filing Certificate for the Online Transaction Platform, the Filing Certificate for Business of Category II Medical Devices, the Registration Certificate for Medical Devices, the Food Business License/the Filing Certificate for Sales of Pre-Packaged Foods, the Medicine Business License, the Filing Certificate for the Online Publication Transaction Platform, the Internet Domain Name Services License, the Medical Device Operation License, the Filing Certificate for Third-Party Platform Provider of Online Trading Service for Drugs and the Filing Certificate for Third-Party Platform Provider of Online Trading Service for Medical Device, the Practice License of Medical Institutions, the Internet Religious Information Service License, the Filing Information Form of Third Party Platform Providers of Online Food Trading, the Aquatic Wildlife Operation and Utilization License, the Filing Certificate for Customs Clearance, the Foreign-Related Investigation License, the Online Taxi-Hailing Operation License and certain permits for road testing and demonstration application and/or commercial operations of autonomous driving vehicles. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our businesses and services in the future. For more detailed information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in the regulations of internet and related business and companies in mainland China.”

Furthermore, in connection with our historical issuance of securities to foreign investors, we, our mainland China subsidiaries and the variable interest entities, (i) are not required to obtain permission from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through a cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain permission from the CSRC or the CAC by any PRC government authority.

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

Under the laws and regulations of mainland China, our mainland China subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our mainland China subsidiaries and the net assets of the variable interest entities in which we have no legal ownership, totaling RMB47.3 billion, RMB48.0 billion and RMB48.1 billion (US$6.6 billion) as of December 31, 2022, 2023 and 2024, respectively. For risks relating to the fund flows of our operations in mainland China, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and the variable interest entities in mainland China are subject to restrictions on paying dividends and making other payments to our holding company.”

From 2022 to 2024, certain of our mainland China subsidiaries have declared and distributed profits earned to Baidu (Hong Kong) Limited for an aggregate amount of RMB23.7 billion (US$3.2 billion); the dividend payments are subject to withholding tax. In addition, in 2024, Baidu Inc. received RMB15.2 billion (US$2.1 billion) as cash distributions from one of its subsidiaries. We have made tax provisions based on the corresponding tax rate. If our mainland China subsidiaries further declare and distribute profits earned after January 1, 2008 in the future, the dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For the potential distributable profits to be distributed to our qualified Hong Kong incorporated subsidiary, the deferred tax liabilities are accrued at a 5% withholding tax rate. For more information on related risks, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—If our mainland China subsidiaries declare and distribute dividends to their respective offshore parent companies, we will be required to pay more taxes, which could have a material and adverse effect on our result of operations.”

Under the laws of mainland China, Baidu Inc. may provide funding to our mainland China subsidiaries only through capital contributions or loans, and to the variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements.

For the years ended December 31, 2022, 2023 and 2024, Baidu, Inc. provided loans with principal amount of RMB11.0 billion, RMB24.4 billion and RMB67.6 billion (US$9.3 billion), respectively, to its subsidiaries, and the subsidiaries repaid principal amount of RMB12.6 billion, RMB27.1 billion and RMB66.8 billion (US$9.1 billion), respectively, to Baidu, Inc.

For the years ended December 31, 2022, 2023 and 2024, the subsidiaries of Baidu, Inc. provided loans with principal amount of RMB22.3 billion, RMB21.4 billion and RMB39.2 billion (US$5.4 billion), respectively, to Baidu, Inc. and Baidu, Inc. repaid principal amount of RMB3.1 billion, RMB23.3 billion and RMB25.2 billion (US$3.5 billion), respectively, to its subsidiaries.

For the years ended December 31, 2022, 2023 and 2024, loans for the amounts of RMB65 million, RMB58 million and RMB434 million (US$59 million), respectively, were provided to the nominee shareholders to fund the capitalization of the variable interest entities for which the Company does not intend to seek repayment, and nil was repaid by the nominee shareholders.

For the years ended December 31, 2022, 2023 and 2024, the variable interest entities received RMB5.4 billion, RMB1.5 billion and RMB9.8 billion (US$1.3 billion), respectively, as capital contributions or loans from the subsidiaries of Baidu, Inc. and the variable interest entities repaid principal amount of RMB6.5 billion, RMB5.2 billion and RMB698 million (US$96 million), respectively, to the subsidiaries.

For the years ended December 31, 2022, 2023 and 2024, the variable interest entities did not provide loans to the subsidiaries of Baidu, Inc. and the subsidiaries repaid principal amount of RMB200 million, RMB345 million and nil, respectively, to the variable interest entities.

Baidu, Inc. has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For mainland China and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

A.	[Reserved]

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data and cash flow data for the three years ended December 31, 2022, 2023 and 2024 and the consolidated balance sheets data as of December 31, 2023 and 2024 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data and cash flow data for the years ended December 31, 2020 and 2021 and the selected consolidated balance sheets data as of December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements for the years ended December 31, 2020, 2021 and 2022, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	Year Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(In millions, except per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Revenues:
Online marketing services	72,840	80,695	74,711	81,203	78,563	10,763
Others	34,234	43,798	48,964	53,395	54,562	7,475

Total revenues	107,074	124,493	123,675	134,598	133,125	18,238

Operating costs and expenses:
Cost of revenues	55,158	64,314	63,935	65,031	66,102	9,056
Selling, general and administrative	18,063	24,723	20,514	23,519	23,620	3,236
Research and development	19,513	24,938	23,315	24,192	22,133	3,032

Total operating costs and expenses	92,734	113,975	107,764	112,742	111,855	15,324

Operating profit	14,340	10,518	15,911	21,856	21,270	2,914

Total other income (loss), net	8,750	260	(5,799)	3,342	7,352	1,007

Income before income taxes	23,090	10,778	10,112	25,198	28,622	3,921

Income taxes	4,064	3,187	2,578	3,649	4,447	609

Net income	19,026	7,591	7,534	21,549	24,175	3,312

Less: Net (loss) income attributable to non-controlling interests	(3,446)	(2,635)	(25)	1,234	415	57

Net income attributable to Baidu, Inc.	22,472	10,226	7,559	20,315	23,760	3,255

	As of December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(In millions)
Consolidated Balance Sheets Data:
Cash and cash equivalents	35,782	36,850	53,156	25,231	24,832	3,402
Restricted cash	758	10,821	11,330	11,503	11,697	1,602
Short-term investments, net(1)	126,402	143,243	120,839	168,670	102,608	14,057
Total assets	332,708	380,034	390,973	406,759	427,780	58,606
Short-term loans	3,016	4,168	5,343	10,257	10,669	1,462
Long-term loans, current portion	7,427	2	—	2	168	23
Long-term loans	—	12,629	13,722	14,223	15,596	2,137
Notes payable, current portion	—	10,505	6,904	6,029	8,026	1,100
Notes payable	48,408	43,120	39,893	34,990	27,996	3,835
Convertible senior notes, current portion(2)	4,752	—	8,305	2,802	242	33
Convertible senior notes(2)	11,927	12,652	9,568	8,144	8,351	1,144
Total liabilities	140,865	156,082	153,168	144,151	144,168	19,751
Total Baidu, Inc. shareholders’ equity	182,696	211,459	223,478	243,626	263,620	36,116

(1)

We adopted Accounting Standards Update (ASU) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, or ASU 2016-13, on January 1, 2020, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, resulting in more timely recognition of credit losses.

(2)

We adopted ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, or ASU 2020-06, on January 1, 2022 using a modified retrospective transition method. Following the adoption of ASU 2020-06, all of the proceeds received from the issuance of the existing notes have been recorded as a liability on the balance sheet in accordance with ASC 470-20. The difference between the principal amount of each of the existing notes and net proceeds from the issuance is considered debt discount and is amortized at their respective effective interest rates to accrete the carrying value of the existing notes to its face value on the respective put dates of the existing notes.

	Year Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(In millions)
Consolidated Cash Flow Data:
Net cash provided by operating activities	24,200	20,122	26,170	36,615	21,234	2,909
Net cash used in investing activities	(27,552)	(31,444)	(3,944)	(50,397)	(8,555)	(1,172)
Net cash provided by/(used in) financing activities	5,665	23,396	(6,390)	(14,162)	(13,759)	(1,885)
Net increase/(decrease) in cash, cash equivalents and restricted cash	2,101	11,131	17,565	(27,662)	(985)	(135)

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

•

“Baidu Inc.” is our holding company in the Cayman Islands, and the primary beneficiary of the VIEs including Baidu Netcom, Beijing Perusal, and other VIEs. “Primary Beneficiaries of VIEs excluding Baidu, Inc.” mainly refer to iQIYI, Inc., the primary beneficiary of Beijing iQIYI and other iQIYI VIEs.

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

•	“VIEs and VIEs’ subsidiaries” refer to the sum of Baidu Netcom, Beijing Perusal, Beijing iQIYI and other iQIYI VIEs, and other VIEs.

Selected Condensed Consolidating Statements of Comprehensive Income Information

	For the Year Ended December 31, 2024
	Baidu Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB (In millions)
Revenues	—	5	91,045	66,755	(24,680)	133,125
Share of income of the VIEs and VIEs’ subsidiaries	2,625	453	—	—	(3,078)	—
Net income	23,760	668	22,839	2,625	(25,717)	24,175

	For the Year Ended December 31, 2023
	Baidu Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB (In millions)
Revenues	—	22	92,326	67,001	(24,751)	134,598
Share of income of the VIEs and VIEs’ subsidiaries	4,021	501	—	—	(4,522)	—
Net income	20,315	1,819	19,235	4,202	(24,022)	21,549

	For the Year Ended December 31, 2022
	Baidu Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	RMB (In millions)
Revenues	—	14	82,471	62,121	(20,931)	123,675
Share of income of the VIEs and VIEs’ subsidiaries	158	164	—	—	(322)	—
Net income (loss)	7,559	(272)	11,640	212	(11,605)	7,534

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2024
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	RMB (In millions)
Assets
Cash and cash equivalents	2,383	936	19,522	1,991	—	24,832
Short-term investments, net	16,171	—	80,964	5,473	—	102,608
Accounts receivable, net	—	—	2,973	7,131	—	10,104
Others	5	39	20,061	11,200	—	31,305
Total current assets	18,559	975	123,520	25,795	—	168,849
Fixed assets, net	213	—	17,306	12,583	—	30,102
Intangible assets, net	—	—	51	721	—	772
Licensed copyrights, net	—	—	5,273	1,657	—	6,930
Produced content, net	—	—	1,277	13,418	—	14,695
Long-term investments, net	850	291	24,170	16,410	—	41,721
Long-term time deposits and held-to-maturity investments	10,970	—	84,181	3,384	—	98,535
Investments in subsidiaries	278,261	2,888	—	—	(281,149)	—
Contractual interests in the VIEs and VIEs’ subsidiaries(1)	5,477	—	24,236	—	(29,713)	—
Operating lease right-of-use assets	—	—	4,463	6,435	—	10,898
Others	—	151	35,552	19,575	—	55,278
Total non-current assets	295,771	3,330	196,509	74,183	(310,862)	258,931
Amounts due from the entities within Baidu(2)	569	22,801	—	—	(23,370)	—
Total assets	314,899	27,106	320,029	99,978	(334,232)	427,780
Liabilities
Accounts payable and accrued liabilities	698	21	22,197	18,527	—	41,443
Customers’ deposits and deferred revenue	—	—	5,873	8,751	—	14,624
Operating lease liabilities	—	—	143	3,160	—	3,303
Others	8,026	242	4,042	9,273	—	21,583
Total current liabilities	8,724	263	32,255	39,711	—	80,953
Operating lease liabilities	—	—	126	4,847	—	4,973
Others	42,555	8,351	4,831	2,505	—	58,242
Total non-current liabilities	42,555	8,351	4,957	7,352	—	63,215
Amounts due to the entities within Baidu(2)	—	—	8,255	20,316	(28,571)	—
Total liabilities	51,279	8,614	45,467	67,379	(28,571)	144,168
Redeemable noncontrolling interests	—	5,600	4,156	114	—	9,870
Equity
Total Baidu shareholders’ equity(3)	263,620	5,575	270,373	29,713	(305,661)	263,620
Noncontrolling interests	—	7,317	33	2,772	—	10,122
Total equity	263,620	12,892	270,406	32,485	(305,661)	273,742
Total liabilities, redeemable noncontrolling interests, and equity	314,899	27,106	320,029	99,978	(334,232)	427,780

	As of December 31, 2023
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	RMB (In millions)
Assets
Cash and cash equivalents	5,463	406	14,524	4,838	—	25,231
Short-term investments, net	4,338	—	159,277	5,055	—	168,670
Accounts receivable, net	—	—	3,206	7,642	—	10,848
Others	13	42	17,165	8,286	—	25,506
Total current assets	9,814	448	194,172	25,821	—	230,255
Fixed assets, net	217	—	18,659	9,084	—	27,960
Intangible assets, net	—	—	46	835	—	881
Licensed copyrights, net	—	—	5,016	1,951	—	6,967
Produced content, net	—	—	1,028	12,349	—	13,377
Long-term investments, net	423	354	29,752	17,428	—	47,957
Long-term time deposits and held-to-maturity investments	2,528	—	21,808	330	—	24,666
Investments in subsidiaries	298,642	958	—	—	(299,600)	—
Contractual interests in the VIEs and VIEs’ subsidiaries(1)	3,654	—	23,859	—	(27,513)	—
Operating lease right-of-use assets	—	—	4,610	6,241	—	10,851
Others	—	152	32,427	11,266	—	43,845
Total non-current assets	305,464	1,464	137,205	59,484	(327,113)	176,504
Amounts due from the entities within Baidu(2)	—	24,823	—	—	(24,823)	—
Total assets	315,278	26,735	331,377	85,305	(351,936)	406,759
Liabilities
Accounts payable and accrued liabilities	572	41	20,719	16,385	—	37,717
Customers’ deposits and deferred revenue	—	—	6,620	8,007	—	14,627
Operating lease liabilities	—	—	225	2,883	—	3,108
Others	6,029	2,802	5,387	6,781	—	20,999
Total current liabilities	6,601	2,843	32,951	34,056	—	76,451
Operating lease liabilities	—	—	120	4,920	—	5,040
Others	49,115	8,144	3,568	1,833	—	62,660
Total non-current liabilities	49,115	8,144	3,688	6,753	—	67,700
Amounts due to the entities within Baidu(2)	15,936	—	696	13,985	(30,617)	—
Total liabilities	71,652	10,987	37,335	54,794	(30,617)	144,151
Redeemable noncontrolling interests	—	6,090	3,261	114	—	9,465
Equity
Total Baidu shareholders’ equity(3)	243,626	3,060	290,746	27,513	(321,319)	243,626
Noncontrolling interests	—	6,598	35	2,884	—	9,517
Total equity	243,626	9,658	290,781	30,397	(321,319)	253,143
Total liabilities, redeemable noncontrolling interests, and equity	315,278	26,735	331,377	85,305	(351,936)	406,759

Note:

(1)

It represents the elimination of the contractual interests in the VIEs and VIEs’ subsidiaries, which includes contractual interests in the VIEs through loans to nominee shareholders or capital contributions and the primary beneficiaries’ share of income (loss) from the VIEs and VIEs’ subsidiaries.

(2)

It represents the elimination of intercompany balances among Baidu, Inc., the primary beneficiaries, other subsidiaries and the VIEs and VIEs’ subsidiaries. The short-term loans and long-term loans provided to the VIEs and VIEs’ subsidiaries were RMB11.9 billion (US$1.6 billion) and RMB9.9 billion (US$1.4 billion), respectively, as of December 31, 2024 and RMB9.9 billion and RMB3.4 billion, respectively, as of December 31, 2023.

(3)

The loans provided to the nominee shareholders were RMB19.6 billion (US$2.7 billion) and RMB19.2 billion as of December 31, 2024 and 2023, respectively, which will mature from 2027 to 2047. The loans provided to the nominee shareholders were to fund the capitalization of the VIEs for which the Company does not intend to seek repayment. The term of all such loans provided to the nominee shareholders has historically been extended prior to their respective original maturity dates, and we will continue to extend the term of all outstanding loans before they become due.

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2024
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	RMB (In millions)
Net cash provided by/(used in) operating activities(1)	13,872	(10)	30,096	(7,363)	(15,361)	21,234
Net cash (used in)/provided by investing activities	(18,763)	3,496	(6,520)	(7,584)	20,816	(8,555)
Including: Cash contribution to VIEs and VIEs’ subsidiaries(2)(3)	—	—	(434)	—	434	—
Loans provided to VIEs and VIEs’ subsidiaries(4)	—	(11)	(9,380)	—	9,391	—
Loans repayments from VIEs and VIEs’ subsidiaries(4)	—	—	698	—	(698)	—
Net cash provided by/(used in) financing activities(1)	1,938	(2,968)	(19,372)	12,098	(5,455)	(13,759)
Including: Cash contribution to VIEs and VIEs’ subsidiaries(2)(3)	—	—	—	434	(434)	—
Loans provided to VIEs and VIEs’ subsidiaries(4)	—	—	—	9,391	(9,391)	—
Loans repayments from VIEs and VIEs’ subsidiaries(4)	—	—	—	(698)	698	—

	For the Year Ended December 31, 2023
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	RMB (In millions)
Net cash (used in)/provided by operating activities(1)	(2,012)	(361)	33,660	5,328	—	36,615
Net cash provided by/ (used in) investing activities	2,592	237	(41,608)	(2,381)	(9,237)	(50,397)
Including: Cash contribution to VIEs and VIEs’ subsidiaries(2)(3)	—	—	(58)	—	58	—
Loans provided to VIEs and VIEs’ subsidiaries(4)	—	—	(1,492)	—	1,492	—
Loans repayments from VIEs and VIEs’ subsidiaries(4)	—	—	5,150	—	(5,150)	—
Net cash used in financing activities(1)	(13,881)	(3,863)	(3,657)	(1,998)	9,237	(14,162)
Including: Cash contribution to VIEs and VIEs’ subsidiaries(2)(3)	—	—	—	58	(58)	—
Loans provided to VIEs and VIEs’ subsidiaries(4)	—	—	—	1,492	(1,492)	—
Loans repayments from VIEs and VIEs’ subsidiaries(4)	—	—	—	(5,150)	5,150	—

	For the Year Ended December 31, 2022
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	RMB (In millions)
Net cash (used in)/provided by operating activities(1)	(2,418)	(161)	25,664	2,938	147	26,170
Net cash provided by/ (used in) investing activities	2,753	(2,773)	(21,268)	(1,898)	19,242	(3,944)
Including: Cash contribution to VIEs and VIEs’ subsidiaries(2)(3)	—	—	(65)	—	65	—
Loans provided to VIEs and VIEs’ subsidiaries(4)	—	—	(5,313)	—	5,313	—
Loans repayments from VIEs and VIEs’ subsidiaries(4)	—	—	6,480	—	(6,480)	—
Net cash provided by/ (used in) financing activities(1)	6,054	5,580	1,429	(64)	(19,389)	(6,390)
Including: Cash contribution to VIEs and VIEs’ subsidiaries(2)(3)	—	—	—	65	(65)	—
Loans provided to VIEs and VIEs’ subsidiaries(4)	—	—	—	5,313	(5,313)	—
Loans repayments from VIEs and VIEs’ subsidiaries(4)	—	—	—	(6,480)	6,480	—

Note:

(1)	For the years ended December 31, 2022, 2023 and 2024, Baidu Inc. received nil, nil and RMB15.2 billion (US$2.1 billion), respectively, as cash distributions from one of its subsidiaries.
(2)

For the years ended December 31, 2022, 2023 and 2024, the primary beneficiaries designated its subsidiaries to provide loans totaling RMB65 million, RMB58 million and RMB434 million (US$59 million), respectively, to the nominee shareholders to fund the capitalization of the VIEs and VIEs’ subsidiaries for which the primary beneficiaries do not intend to seek repayment, and nil was repaid by the nominee shareholders.

(3)	For the years ended December 31, 2022, 2023 and 2024, the VIEs and VIEs’ subsidiaries did not receive capital contribution from other subsidiaries.
(4)

For the years ended December 31, 2022, 2023 and 2024, the VIEs and VIEs’ subsidiaries received RMB5.3 billion, RMB1.5 billion and RMB9.4 billion (US$1.3 billion), respectively, as loans from other subsidiaries and the VIEs and VIEs’ subsidiaries repaid principal amounts of RMB6.5 billion, RMB5.2 billion and RMB698 million (US$96 million), respectively, to other subsidiaries.

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

•

Our business depends on a strong brand. If we are unable to maintain and enhance our brand, or if there is negative publicity related to our products and services, our employees, or our business practices, our business and results of operations may be harmed;

•	We may not be able to achieve the anticipated benefits of our recent acquisition of YY Live, and face other risks associated with the acquisition and the operation of YY Live;

•	We face significant competition and may suffer from loss of users and customers as a result;

•	If our expansions into new businesses are not successful, our results of operation and growth prospects may be materially and adversely affected;

•	We have made significant investments in foundation models and generative AI and may face uncertainties with respect to their commercialization and the evolving laws and regulations applicable to us;

•	We have experienced slowdowns and declines in our revenues, and we may sustain net loss from time to time, and we may experience downward pressure on our operating and profit margins in the future;

•	Potential issues in the adoption and use of artificial intelligence in our product offerings may result in reputational harm or liability;

•

If we fail to continue to innovate and provide products, services and high-quality internet experience that attract and retain users, we may not be able to remain competitive; we may expend significant resources in order to remain competitive; and

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

•	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations;

•	We may be adversely affected by the complexity, uncertainties and changes in the regulations of internet and related business and companies in mainland China;

•	Any failure to meet the PRC government’s complex regulatory requirements on our business operation could have a material adverse effect on our operations and the value of our securities;

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

We have in the past removed, and may in the future again remove, questionable listings or advertisements to ensure the quality and reliability of our search results and/or information feed. Such removal, whether temporary or permanent, may cause affected customers to discontinue their business with us or negatively impact our relationships with affected Baidu Union partners. We also examine the relevant business licenses and bank accounts of prospective customers prior to business engagement, as a quality control measure. In addition, we have taken steps to implement measures requested by PRC regulatory authorities, such as modifying paid search practices and limiting negative publicity advertisements in connection with certain industries. We have also proactively implemented numerous additional measures to deliver a better user experience and build a safer and more trustworthy platform for users. Such measures have had a negative impact on the number of customers and our revenues, although we believe such impact is likely to be temporary. Regulations on online marketing services in mainland China are evolving, and uncertainties remain with respect to the implementation of and compliance with new regulations that may emerge, which in turn may have a material adverse impact on our business, results of operations and growth prospects.

Our business and results of operations could continue to be materially and adversely affected by the challenging macroeconomic environment impacting online marketing demand.

Online marketing services continue to be a primary source of our revenues. While revenues from online marketing services declined in 2022, mainly due to the weakness in online advertising demand as our customers faced a challenging macroeconomic environment in their respective industries and in the general economy, in part due to the significant adverse impact of the COVID-19 pandemic, they increased in 2023. Revenues from online marketing services declined in 2024, primarily due to weakness in certain offline sectors impacted by persistent macroeconomic challenges. Our business and results of operations could continue to be materially and adversely affected by the challenging macroeconomic environment as well as by trends in online marketing through internet searches or feeds. With the evolution of the internet in China, customers have many channels to conduct online marketing and promotions. As users may not spend as much time on search-plus-newsfeed as they do on other types of internet platforms, many current and potential customers may not allocate as much of their marketing budgets to online marketing through search-plus-newsfeed, as compared to other methods of online marketing. Our ability to increase revenue and profitability from online marketing may be adversely impacted by a number of factors, many of which are beyond our control, including but not limited to:

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

Our business depends on a strong brand. If we are unable to maintain and enhance our brand, or if there is negative publicity related to our products and services, our employees, or our business practices, our business and results of operations may be harmed.

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

We may not be able to achieve the anticipated benefits of our recent acquisition of YY Live, and face other risks associated with the acquisition and the operation of YY Live.

Baidu (Hong Kong) Limited, our wholly-owned subsidiary, entered into a share purchase agreement on November 16, 2020 with JOYY Inc. and certain of its affiliates, which are collectively referred to as JOYY, to acquire JOYY’s domestic video-based entertainment live streaming business in China, known as YY Live, for an aggregate price of approximately US$3.6 billion. In accordance with that agreement, as amended including on February 7, 2021, which we refer to as the prior agreement, we paid US$1.9 billion, after considering working capital adjustment of US$0.1 billion, to JOYY and its designated escrow account, and deposited US$1.6 billion into several escrow accounts in February 2021. The closing conditions provided for in the prior agreement, including the necessary regulatory approvals from government authorities, had not been fully satisfied as of the long stop date of December 31, 2023. On January 1, 2024, we exercised our right to terminate the prior agreement in accordance with its terms. After negotiation with JOYY on next steps following the termination, Baidu (Hong Kong) Limited entered into new agreements on February 25, 2025 with JOYY to acquire, and acquired, YY Live for an aggregate price of approximately US$2.1 billion. As part of this transaction, the US$1.6 billion that we deposited into escrow accounts in accordance with the prior agreement was fully released to us.

We can give no assurance that the acquisition of YY Live will bring the anticipated benefits and opportunities to us. With limited experience in operating the online live streaming business, we may not be able to successfully integrate YY Live into our existing business, and even assuming success in integration, there can be no assurance that the YY Live business will perform as intended, particularly in light of the underwhelming performance of the live streaming industry in recent years. If our integration or operation strategy is implemented ineffectively or if impacted by unforeseen negative economic or market conditions, we may not realize the full anticipated benefits of the acquisition of YY Live. Any failure to meet the challenges involved in realizing the anticipated benefits of the acquisition of YY Live may cause an interruption of, or a loss of momentum in, our activities and may materially and adversely affect our financial performance and results of operations. The acquisition and integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses and diversion of management’s attention, and we may record impairment charges in connection therewith if the anticipated benefits of the acquisition fail to realize. For example, pending or threatened lawsuits and regulatory actions involving YY Live could subject us to liabilities and cause us to suffer significant losses. In addition, we cannot rule out the possibility that significant problems and liabilities could have failed to be identified or their extent could have failed to be fully appreciated by us prior to the closing of the acquisition, in which case we may suffer significant losses but we would have no or extremely limited indemnification rights against JOYY under the acquisition agreements. We are also facing challenges and potential penalty arising from not being in compliance with the regulatory approval requirements in relation to this acquisition. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—Any failure or perceived failure by us to comply with the enacted Guidelines to Anti-Monopoly in the Field of Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.”

We would be subject to and may not be able to successfully manage a variety of additional risks associated with integrating YY Live with us. These risks include, but are not limited to:

•	the online live streaming business is based on a relatively new business model in a relatively new market in which user demand may change or decrease substantially;

•	challenges in the integration of operations and systems and in managing the expanded operations of a larger and more complex company;

•	challenges in achieving anticipated business opportunities and growth prospects from integrating YY Live with the rest of our businesses;

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

•	the revenue model for online live streaming may not remain effective, and we may not be able to retain existing users, attract new users, keep users engaged and attract more paying users;

•	the live-streaming industry has faced challenges in recent years, which may adversely affect YY Live’s operating and financial performance;

•	we may be subject to liabilities arising from lawsuits and regulatory actions involving YY Live;

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

We face significant competition in almost every aspect of our business. For our Baidu Core businesses, our primary competitors are mainly internet companies, online marketing platforms in China, other search engines, players in Generative AI and foundation models and cloud services providers. We compete with these entities for both users and customers on the basis of user traffic, cyber security quality (relevance) of search (and other marketing and advertising) results, availability and user experience products and services, distribution channels and the number of associated third-party websites. iQIYI competes with other internet media and entertainment services, such as internet and social platforms and short-form video platforms, as well as major TV stations. iQIYI competes with these market players for both users and advertising customers, and primarily on the basis of obtaining IP rights to popular content, conducting brand promotions and other marketing activities, and making investments in and acquisitions of business partners. See “Item 4.B. Information on the Company—Business Overview—Competition.” Some of our competitors have significant financial resources and long operating histories and are experienced in attracting and retaining their users, accommodating their users’ habits and preferences and managing customers. They may use their experience and resources to compete with us in a variety of ways, including competing for users and their time, customers, third-party agents, content, strategic partners and networks of third-party websites/wapsites, investing more heavily in research and development and making investments and acquisitions. Our business environment is rapidly evolving and competitive. Our business faces changing technologies, shifting user needs, and frequent introductions of rival products and services. Some of our competitors in the search sector may have innovative business models, extensive distribution network or proprietary content or technologies that may offer better user experience and better customer services, and they may use these resources to develop new products, make acquisitions, invest research and development and talent, and compete aggressively for users, advertisers, customers, traffic and content. If any of our competitors provides comparable or better Chinese language search and feed experience, internet video services, or cloud services, our user traffic could decline significantly. Additionally, if the channels and properties that we use to distribute services or products to our users and customers are no longer available to us, we may experience a decline in user traffic. Any such decline in traffic could weaken our brand and result in loss of users and customers, which could have a material and adverse effect on our results of operations.

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

We may also enter into other markets and industries/industry verticals that are new to us through organic business initiatives or investment and acquisitions, such as robotaxis, intelligent electric vehicles, e-commerce, short-video, and healthcare vertical including internet hospital, which may subject us to different and unforeseen risks. However, we cannot assure you that such efforts will be successful due to various factors such as potential regulatory actions taken by government authorities in these new markets. For these new markets and industries/industry verticals, we may not have sufficient experience and may not be able to navigate the rapidly evolving regulatory environment or forecast and meet the continually changing demands and preferences for products and services. For instance, our intelligent electric vehicles business has incurred substantial losses due to various unfavorable factors, and these factors may continue to adversely affect our future performance. Some of these new markets and industries/industry verticals are emerging with relatively novel and untested business models. For example, we may sell our robotaxi vehicles to third parties and enter into arrangements that subject us to significant terms and conditions in connection with such sale, including but not limited to, material maintenance cost, sales related warranties and product liability claims, which could have a material adverse impact on our business. Any of the foregoing could pose significant challenges to us. We may not realize the anticipated benefits of our investments or acquisitions due to the uncertainties related to the performance and valuation of the relevant targets, or failure to integrate the targets into our existing business, or difficulty in operating the acquired business with our existing expertise and resources. See also “—Our strategy of investments and acquiring complementary businesses and assets may fail.”

It is uncertain whether our strategies will attract users and customers or generate the revenue required to succeed. If we fail to generate sufficient usage of our new products and services, we may not grow revenue in line with the significant resources we invest in these new businesses. This may negatively impact gross margins and operating income. Commercial success of our expansion into new business areas depends on many factors, including innovativeness, competitiveness, effectiveness of distribution and marketing, and pricing and investments strategies, especially in the early stage of competition for market share. For example, in the generative AI and foundation model sector, our current and potential competitors range from large and established technology companies to emerging start-ups. Some competitors can use their experience, resources and network in ways that could affect our competitive position, including making acquisitions, continuing to invest heavily in research and development and in talents, aggressively initiating intellectual property claims (whether or not meritorious), and continuing to compete aggressively for customers, partners and investees. Our competitors may be able to innovate and provide products and services faster than we can or may foresee product-and-service needs before we do. As a result, we may not achieve significant revenues from our new business areas for several years, or at all, and may incur significant losses during the process and fail to recoup our investments. On the other hand, market conditions and general acceptance of products and services could be adversely impacted if other players in the market fail to adopt appropriate business and operational model, develop and offer successful products and services and develop and adapt appropriate technologies and infrastructure. If the markets of our new businesses, such as intelligent driving and electric vehicle, do not develop and grow as we anticipate, we may incur significant loss from our new businesses and our growth prospects may be materially adversely impacted.

In addition, we may encounter regulatory uncertainties related to new business areas that we enter into. The laws and regulations related to AI technology and products are at an early stage of development and still evolving in mainland China. The effects of such laws and regulations remain unclear and may add uncertainties to the development and operation of our AI-related business. For example, as mainland China’s regulatory framework on autonomous driving evolves, we may be required to comply with approval and other compliance requirements for autonomous driving road test, operation and commercialization, internet security and related data collection and sharing promulgated by PRC government authorities from time to time. In addition, since legislations and regulations for generative AI continue to improve in mainland China, our generative AI business also needs to meet additional compliance requirements from PRC government authorities. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Artificial Intelligence.” We may confront other challenges as we enter new business domains, including the lack of adoption of new products and services, the lack of management talent in the new business, cost management and other factors required for the expansion of new businesses.

We have made significant investments in foundation models and generative AI and may face uncertainties with respect to their commercialization and the evolving laws and regulations applicable to us.

Foundation models and generative AI technologies have developed rapidly in recent years. Following ChatGPT’s launch in November 2022, people around the world have tested and embraced a number of generative AI chatbots and foundation models such as Gemini, Kimi and DeepSeek. We have made significant investments in foundation models and generative AI and have also allocated significant resources in these areas, including human resources and infrastructure updates. However, foundation models and generative AI are in the initial stages of development and there is no proven business model for commercializing the new technologies. We also face intense competition in these fields as many players in these fields have also devoted significant resources in the research and development of these technologies. In addition, the regulatory and legal framework on generative AI of mainland China is also evolving rapidly. In recent years, the PRC government authorities have released a series of laws and regulations related to generative AI services, including the Administration Provisions on Algorithmic Recommendation of Internet Information Services, the Administrative Provisions on Deep Synthesis of Internet Information Services and the Interim Measures on the Management of Generative AI Services. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Artificial Intelligence—Regulations on Generative AI.” However, these laws and regulations related to generative AI services are relatively new, and the competent government authorities of mainland China may introduce additional or more detailed laws and regulations to oversee the generative AI services. Therefore, we may need to comply with more compliance requirements in the field of generative AI, which may increase our compliance costs. We also face uncertainties with respect to such evolving laws and regulations as well as their interpretations and our business operations and development may be affected as a result.

We have experienced slowdowns and declines in our revenues, and we may sustain net loss from time to time, and we may experience downward pressure on our operating and profit margins in the future.

In recent years, we experienced a slow-down in revenue growth, including decreases from 2021 to 2022 and from 2023 to 2024, due to various factors such as macroeconomic environment and the impact of the COVID-19 pandemic. We could continue to experience a decline in our revenues, as a result of a number of factors, including changes in the mix of products and services, customer demographics, industry and channel, changes in policy or policy implementation, increase in market competition for marketing and/or new AI offerings, and decrease in pricing arising from an oversupply of advertising inventory in the market, which has been witnessed since 2019. We may also experience a decline in our revenue or revenue growth rate, if there is a decrease in the rate of adoption for our products, services and technologies, or deceleration or decline in demand for platforms used to access our services, among other factors.

Our operating margin and net income attributable to us as a percentage of revenue fluctuated notably from 2020 to 2024 due to various factors such as the macroeconomic environment and the impact of the COVID-19 pandemic. We may experience downward pressure on our operating margin from increasing competition, revenue growth slower than expenses, and increased costs and expenses from many aspects of our business, including within online marketing where revenue growth does not keep up with traffic cost growth and related infrastructure costs to support our online properties, such as Baidu App, video-related and other products requiring huge data transmission and computing power. We may also need to pay increased fees for our distribution channels and incur increased costs to promote new products and services as well as to invest in AI technologies. Further, the expiration of temporary tax exemptions or reductions and the impact of international tax frameworks such as the two-pillar solution to address the tax challenges of the digitalization of the economy may dampen our operating margin. We may also experience downward pressure on our operating margin resulting from a variety of factors, such as the expansion of our business into new areas, including generative AI, foundation models, AI cloud, intelligent driving, all of which have margins much lower than that of online marketing. Our operating margin may also be negatively impacted from a greater proportion of revenue contributed by new business areas, which has grown faster than online marketing.

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

We are building AI, including foundation models and generative AI, into many of our product offerings and we expect this element of our business to be a driver for our future growth. We envision a future in which AI operates in our services and applications, such as search-plus-feed, cloud services and solutions, intelligent driving services and solutions and Xiaodu smart devices and services, and the cloud helps our customers become more productive. As with many disruptive innovations, AI presents risks and challenges that could affect its adoption, and, therefore, our business. Our products and services based on AI may not be adopted by our users or customers. AI algorithms may be flawed. Datasets may be insufficient or contain biased information. Inappropriate or controversial data practices by us or others, including the inappropriate collection of data and potential data misuse, could impair the acceptance of our AI solutions. Our AI-generated content offerings may not be able to compete against those of our competitors. In addition, AI services may involve complex intellectual property issues. However, the laws and regulations in mainland China are still evolving and are subject to further interpretation and implementation. Therefore, AI-generated content could lead to copyright and other legal disputes for which legal liability may not be clearly prescribed by law. Such deficiencies could undermine the decisions, predictions or analysis produced by AI applications, subjecting us to legal liability and potential harm to our brand or reputation. The laws and regulations in mainland China regarding AI are gradually improving, and they require AI service providers or technology supporters to avoid such deficiencies to the maximum extent possible. Although we believe that we have taken necessary measures according to the applicable laws, we cannot guarantee that we will always meet the regulatory requirements in the future. Furthermore, because AI technology is highly complex and rapidly developing, laws and regulations regarding AI may not always address the latest issues in AI and it is not possible to predict all of the legal or regulatory risks that may arise relating to the adoption and use of AI. If we fail to meet legal and regulatory requirements, we may be subject to penalties. In addition, some AI scenarios present ethical issues. If we enable or offer AI solutions that are controversial because of their impact on human rights, privacy, employment, or other social issues, we may experience reputational harm or be exposed to liability.

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

Our content ecosystem consists of products developed for our partners, such as Baijiahao, Smart Mini Program, Managed Page, Baidu Union, and internally developed content and services products, such as Baidu Knows, Baidu Wiki, Baidu Health, Baidu Wenku, Baidu Experience, Baidu Post, Haokan, and iQIYI. The success of our content ecosystem depends on our ability to attract content creators and producers to contribute quality content to our platform by leveraging our user traffic and enhance user engagement through the provision of attractive content, so as to create a virtuous cycle. We have relied, and will continue to rely, on third parties for the majority of the content offered in our content ecosystem and some of our products include third party intellectual property. As the competition for quality content becomes increasingly intense in China, we cannot assure you that we will be able to manage our content acquisition costs effectively and generate sufficient revenues to outpace future increase in content spending. We may also be unable to renew some of our content or intellectual property licensing agreements upon their expiration or termination and any renewal of the content or intellectual property licensing agreements may involve higher costs or less favorable terms. If we are not able to license popular premium content on commercially reasonable terms or renew our content or intellectual property licensing agreements, our financial condition and results of operations may be materially and adversely affected. We have undertaken commitments of future minimum payments under non-cancellable agreements for some of the produced content and licensed copyrights. If the content does not achieve anticipated popularity and commercial success, such commitments may not be recoverable. In addition, we rely on users to contribute content to our various products, including Baijiahao, Baidu Knows, Baidu Wiki, Baidu Health, Baidu Experience, Baidu Post, Baidu Wenku, Haokan and iQIYI’s user generated content. If these parties fail to develop and maintain high-quality and engaging content, if our desired premium content becomes exclusive to our competitors, if we are unable to continue to grow our content offerings and stay competitive vis-à-vis other content platforms, or if a large number of our existing relationships are terminated, the attractiveness of our content offerings to users may be severely impaired. If we are unable to offer content that meets users’ tastes and preferences on a continuing basis, including continually upgrading our content recommendation engines and in a cost effective manner, our user experience may deteriorate, we may suffer from reduced user traffic, our business and results of operations may be harmed.

We have been and may again be subject to legal proceedings, claims and investigations and could be adversely impacted by unfavorable results of legal proceedings and investigations.

We are subject to various legal proceedings, claims and government investigations, penalties or actions that have arisen in the ordinary course of business and have not yet been fully resolved, and new legal proceedings, claims, regulatory investigations, penalties or actions may arise in the future. In addition, agreements entered into by us sometimes include indemnification provisions which may subject us to costs and damages in the event of a claim against an indemnified third party. The existence of litigation, claims, governmental investigations and proceedings have adversely affected and may continue to adversely affect our reputation, business and the trading price of our securities. For example, in 2020, we and certain of our current and former officers, along with iQIYI and certain of its current and former officers and directors, were named as defendants in various federal putative securities class actions, which were later consolidated into two related actions. The consolidated actions were dismissed on September 30, 2024. For more details, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” We or iQIYI may be involved in more class action lawsuits in the future. Regardless of the merit of particular claims, legal proceedings, government investigations and proceedings may result in reputational harm, or may be expensive, time consuming, disruptive to our operations and distracting to management. In the event we or iQIYI do not prevail or we or iQIYI enter into settlement arrangements in any proceedings or investigations, we or iQIYI may incur significant expenses which may materially adversely affect our results of operations.

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

Our increasing focus on cloud-based services presents execution, competitive and compliance risks. Baidu Core’s results of operations and financial performance may be materially adversely affected by our ability to develop cloud-based services and generate sufficient usage of such services.

A growing part of our business involves cloud-based services available across a spectrum of computing devices. Our Baidu Core cloud services revenue was RMB21.9 billion (US$3.0 billion) in 2024, increasing by 17% from 2023. We are devoting significant resources to provide cloud infrastructure and other services to enterprises and individuals. At the same time, our competitors are rapidly developing and deploying their cloud-based solutions and services. Pricing, technology and delivery models are evolving. Devices and form factors influence how users access services in the cloud and sometimes the user’s choice of which suite of cloud-based services to use. Intense price competition among our competitors may affect our pricing strategy and our financial performance. Further, weakened macroeconomic conditions could lead to reduced IT spending by enterprises, which may adversely affect our revenue and growth prospects. Our success in cloud-based services strategy will depend on the level of adoption of our products and services. We may not establish market share sufficient to achieve scale necessary to achieve our business objectives or recoup costs incurred to build and maintain infrastructure to support our cloud-based services. It is uncertain whether our strategies will attract the users or generate the revenue required to succeed. If we fail to generate sufficient usage of our new products and services, we may not grow revenue in line with the costs associated with infrastructure development and research and development investments. This may negatively and materially impact our results of operations and financial performance.

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

In the past, our peers have experienced data security and infrastructure stability issues arising out of their cloud services. Tension in the supply of internet data centers and electricity may affect the efficient allocation of cloud infrastructure in mainland China’s major cities. Further, trade tensions with the U.S. may affect the consistent supply of GPUs, which are critical components to the operation of cloud-based services. Our cloud services may also encounter similar issues, which could have a material and adverse impact on our brand, operations and financial performance. See also “—Risks Related to Our Business and Industry—Rising international political tensions, including changes in U.S. and international trade policies and investment related regulations, particularly with regard to China, may adversely impact our business and operating results.”

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

If we are unable to develop, manufacture, market and introduce enhanced or new Xiaodu smart products in a timely manner in response to changing market conditions or customer requirements, including changing fashion trends and styles, it will materially adversely affect our business, revenue growth, financial condition and results of operations. Furthermore, as we develop new generations of products more quickly, we expect that the pace of product obsolescence will increase concurrently. The disposition of inventories of excess or obsolete products may result in reductions to our operating margins and materially and adversely affect our earnings and results of operations. We also face uncertainties with respect to the evolving laws and regulations that are or may be applicable to our Xiaodu smart products. For instance, a significant portion of our Xiaodu smart product users are minors, whose use of generative AI and large language models is increasingly being regulated. Additionally, our Xiaodu smart products provide content distribution services that may be subject to further regulatory restrictions. There is no guarantee that our Xiaodu smart products will not be subject to new regulatory requirements in the future that could potentially impose limits on various aspects such as research and development, sales, marketing, and pricing strategies associated with our products.

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

Our Xiaodu smart products may have quality issues resulting from design, manufacturing, or operations. Sometimes, these issues may be caused by components we purchase from other manufacturers or suppliers. Aging components of our products may also cause quality risks, leading to user complaints. If the quality of our Xiaodu smart products does not meet expectations or are defective, it could harm our reputation, financial condition, and operating results.

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

Furthermore, we cooperate with various distribution partners when providing services for enterprise customers. Maintaining strong relationships with these partners is important for our results of operations. There can be no assurance that the distribution partners we currently cooperate with will continue to meet their payment obligations or will continue the cooperation with us on commercially acceptable terms, or at all, after the terms of the current agreements expire. Our ability to provide services to enterprise customers depends in part on the stability of distribution partners. If we are unable to maintain our relationship with existing distribution partners or develop relationships with new distribution partners, our operations and financial performance may be adversely affected.

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

The People’s Bank of China and other six PRC government authorities issued a draft of Administration Measures for Online Marketing of Financial Products for public comments on December 31, 2021. These draft administration measures regulate the actions of third-party platform operators who are entrusted by financial institutions to promote financial products on the internet, as well as the content and methods of marketing and propagandizing financial products. On December 31, 2024, the National Financial Regulatory Administration issued the Interim Measures for the Supervision and Administration of Micro-Loan Companies, which became effective on the same date. These interim administrative measures provide regulatory requirements for the business operation, corporate governance, consumer rights and interests protection of micro-loan companies. Pursuant to these interim administrative measures, a micro-loan company shall not release or sell by proxy the financial products such as wealth management, trust and fund, and shall not purchase financial products other than fixed income securities. If a micro-loan company conducts marketing activities to acquire customers, releases loan products or provides loans through websites, mobile applications, mini programs and other internet platforms (including internet platforms of such micro-loan company and other institutions with which such micro-loan company cooperates), it shall report the information of such websites, mobile applications, mini programs and other internet platforms and details of products to the local financial governmental authority. However, as of the date of this annual report, these interim administrative measures are relatively new and subject to interpretation by the regulators in practice.

As we hold a non-controlling equity interest in Du Xiaoman and do not control Du Xiaoman’s business conduct and operations, we cannot assure you that the practices of Du Xiaoman would not be deemed to violate any applicable laws or regulations, nor can we ensure that all business cooperators on Du Xiaoman’s platform meet all the regulatory compliance requirements. If Du Xiaoman were deemed to violate any current or future applicable laws or regulations, we may be exposed to negative publicity as a result of the potential misconception that Du Xiaoman is still part of our consolidated group. Many internet financial platforms, including Du Xiaoman, have removed deposit products from their platforms. Events like this may expose us to negative publicity as well.

Interruption or failure of our own information technology and communications systems or those of third-party service providers we rely upon, as well as of AI related resources we acquire from third-party suppliers, could impair our ability to provide products and services, which could damage our reputation and harm our results of operations.

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

Our servers, which are hosted at third-party or our own internet data centers, are vulnerable to break-ins, sabotage and vandalism. The occurrence of natural disasters or closure of an internet data center by a third-party provider without adequate notice could result in lengthy service interruptions. In addition, our domain names are resolved into internet protocol (IP) addresses by systems of third-party domain name registrars and registries. Any interruptions or failures of those service providers’ systems, which are beyond our control, could significantly disrupt our own services. If we experience frequent or persistent system failures on our platform, whether due to interruptions and failures of our own information technology and communications systems or those of third-party service providers that we rely upon, our reputation and brand could be severely harmed. The steps we take to increase the reliability and redundancy of our systems may cause us to incur heavy costs and reduce our operating margin, and may not be successful in reducing the frequency or duration of service interruptions. We have made significant investments in foundation model and generative AI, and made significant prepayments to acquire relevant resources from third-party suppliers. Any failure of these suppliers to provide such resources, or a failure to replace any such supplier at a reasonable cost, could have a material adverse effect on our business and operations.

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

We conduct our business operations primarily in mainland China. However, as we expand our operations outside of China, we may be subject to intellectual property infringement claims brought against us in jurisdictions outside of China. We cannot assure you that we will not be subject to intellectual property infringement lawsuits or other proceedings in jurisdictions other than mainland China.

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

We are required by privacy and data protection laws in mainland China and other jurisdictions, including, without limitation, the PRC Cybersecurity Law and the PRC Data Security Law, to ensure the confidentiality, integrity and availability of the information of our users, customers, third-party agents, content providers and Baidu Union partners, and other data, which is also essential to maintaining their confidence in our online products and services.

In recent years, the PRC government authorities have increasingly focused on safeguarding information and data security. The PRC Cybersecurity Law provides that network operators must fulfill their obligations to safeguard network security during the course of conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities and maintain the integrity, confidentiality and usability of network data. Pursuant to the Regulations on Protection of Critical Information Infrastructure, which became effective in September 2021, critical information infrastructure means any important network facilities or information systems of the important industry or field, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. If a company is designated as a critical information infrastructure operator, it must comply with specific obligations mandated by applicable cybersecurity laws and regulations, which include, among others, that any personal information and important data collected and generated in operations within mainland China must be stored within the territory of mainland China. However, these PRC laws and regulations relating to cybersecurity are relatively new, and the applicable scope of these laws and regulations, including the applicable scope of “critical information infrastructure” under the current regulatory regime, remains unclear and shall be subject to more interpretation from the competent government authorities.

Since 2021, the PRC government authorities have also promulgated a series of laws and regulations to build a system for cybersecurity review. The PRC Data Security Law, which took effect in September 2021, provides for a security review procedure for the data activities that may affect national security. Pursuant to the Cybersecurity Review Measures, which was published by the CAC and became effective in February 2022, critical information infrastructure operators that procure internet products and services, as well as network platform operators engaging in data processing activities, must be subject to a cybersecurity review if their activities affect or may affect national security. A cybersecurity review could result in significant costs and expose such critical information infrastructure operators to various challenges, both throughout the review process and in the course of implementing the required improvements to their cybersecurity protocols. Since the Cybersecurity Review Measures provide no further explanation or interpretation on the determination of “affecting national security,” there remain uncertainties as to whether our data processing activities may be deemed to affect national security. In addition, network platform operators holding over one million users’ personal information must apply for a cybersecurity review with the Cybersecurity Review Office before any public offering in a foreign country. Moreover, the State Council also issued the Regulations on the Network Data Security on September 24, 2024, which became effective on January 1, 2025. According to the Regulations on the Network Data Security, where network data processors carry out network data processing activities that have affected or may affect national security, they shall undergo a national security review in accordance with the relevant laws and regulations. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Information Security” for more details.

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

The PRC Cybersecurity Law, the PRC Data Security Law, the PRC Personal Information Protection Law and the other related laws and regulations as mentioned above are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the services we provide, the data we obtain and use may include information that is deemed as “personal information,” “network data” or “important data” under the relevant data privacy and protection laws and regulations. As such, we have implemented a series of measures to ensure that we comply with the laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. Although we believe that we have complied with such laws and regulations related to cybersecurity, data privacy and personal information protection in all material aspects, the measures we have implemented could still be deemed insufficient, improper, or even invasive of user privacy by the government authorities, which may result in penalties, including fines, suspension of business activities, restrictions on new user registrations (even temporarily) and revocation of licenses. Consequently, our reputation and results of operations could be materially and adversely affected. In addition, the activities of third parties such as our customers and business partners are beyond our control. If our business partners violate the laws and regulations relating to cybersecurity, data privacy and personal information protection, or fail to fully comply with the service agreements with us, or if any of our employees fails to comply with our internal control measures and misuse the information, we may be subject to penalties and other legal liabilities. As part of the efforts by the CAC and other regulators to enhance data protection, a wide number of apps and companies have been reprimanded since the first half of 2021, including certain Baidu apps. We have updated the apps and are committed to keeping our apps fully compliant with the requirements of the CAC. Nevertheless, due to the rapidly evolving regulatory requirements, we still cannot guarantee you that we will not be subject to more similar rectification requests from the government authorities or that we will fully comply with all applicable rules and regulations at all times. In addition, as the enforcement regime with regard to cybersecurity, data security, data privacy and personal information protection has been evolving and PRC regulators have been increasingly focusing on regulation in these areas, some of our business operations, in particular our cloud services, may be subject to enhanced oversight and scrutiny. As a result, we may be involved with enquiries, claims, complaints or other administrative actions from time to time, which are subject to the uncertainties associated with the evolving legislative activities and varied local enforcement practices. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations or to take prompt rectification actions as required by the enforcement authorities, any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential users and customers from using our products or services and subject us to fines, damages and rectification, which could have a material adverse effect on our business and results of operations.

Besides the evolving regulatory requirements on cybersecurity and data privacy in mainland China, there are also a number of legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. For instance, on February 28, 2024, the Biden administration issued an executive order titled “Preventing Access to

Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern.” This executive order aims to prohibit and restrict the transfer of substantial quantities of personal data belonging to U.S. individuals, as well as certain data pertaining to the U.S. government, to countries of concern, including China. The types of personal data of U.S. citizens that fall under the purview of this executive order encompass, but are not limited to, biometric identifiers, human genomic information, and confidential health and financial records, subject to bulk collection thresholds that range from one hundred to one million. On December 27, 2024, the U.S. Department of Justice issued a final rule implementing this executive order. The final rule implements a regulatory framework that protects bulk U.S. sensitive personal data and government-related data from countries of concern, including China, and prohibits or restricts U.S. persons from engaging in certain data transactions concerning such data with countries of concern and their covered persons. Our data practices may be deemed inconsistent with new laws or regulations concerning data protection and transfer, or the interpretation and application of existing laws or regulations concerning data protection and transfer, which are often uncertain and in flux. The introduction of new products or other actions that we may take may subject us to additional laws, regulations or other government scrutiny. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. For example, if new laws and regulations promulgated in the future impose restrictions on selling demographically targeted advertising, it could increase our cost and the complexity to provide such services such that we may become less attractive to online advertising customers. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services.

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

As part of our business strategy, we have investments in both private and public companies. Fair values of these investments can be negatively impacted by fluctuations in the share prices of public companies we own, the fair value of private companies we own, liquidity, credit deterioration or losses, financial results, foreign exchange rates, changes in interest rates, or other factors. For equity investments without readily determinable fair value and do not qualify for the net asset value practical expedient of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity investments with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in earnings. The impairment and change of equity investments’ fair value could result in significant fluctuation of our financial condition and operating results.

For example, we have recognized impairment charges on our long-term investments from 2022 to 2024 due to the impact of COVID-19, regulatory and competitive environment of the industries, circumstances of our invested companies and other factors. We may still suffer significant impairment loss or downward adjustments of our investments in the future, due to deterioration in global economic conditions or escalation of geopolitical conflicts or other factors. The carrying amounts of short-term investments, long-term investments, and long-term time deposits and held-to-maturity investments as of December 31, 2024 were RMB102.6 billion (US$14.1 billion), RMB41.7 billion (US$5.7 billion) and RMB98.5 billion (US$13.5 billion), respectively. The value or liquidity of our investments could decline and result in a material impairment, which could materially adversely affect our financial condition and operating results.

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

Our expansion into new geographical areas and jurisdictions involves inherent risks, which may adversely affect our business and results of operations.

Our expansion into new geographical areas and jurisdictions involves new risks and challenges associated with such new markets, such as obtaining permit to conduct test driving and further, commercial operation, of our intelligent driving services in these new geographical areas and jurisdictions. We may also need to adjust our pricing policies to adapt to local economic condition. Furthermore, our expansion into international markets will require us to respond timely and effectively to rapid changes in market conditions in the relevant countries and regions. Our success in international expansion partially depends on our ability to succeed in different legal, regulatory, economic, environmental, social, and political conditions which we have little control over. Our business operations in new geographical areas and jurisdictions may be disrupted by changes in local laws, regulations and policies. We cannot assure that we will be able to execute on our business strategy or that our product and service offerings will be successful in such markets.

Our indebtedness could adversely affect our financial condition and our ability to obtain additional capital on reasonable terms when necessary.

As of December 31, 2024, we had an aggregate of RMB71.0 billion (US$9.7 billion) of outstanding indebtedness (including loans, convertible senior notes and notes payable), which will mature between 2025 and 2031, which include RMB13.6 billion (US$1.9 billion) of outstanding indebtedness of iQIYI. On April 2, 2021, we entered into a five-year term and revolving facilities agreement with a group of 22 arrangers, pursuant to which we are entitled to borrow US$3.0 billion with a term of five years and we have drawn down US$2.0 billion (RMB14.6 billion) loan under the facility commitment. In 2024, we canceled US$1.0 billion unused revolving loan lines under the facility commitment. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” We may incur additional indebtedness in the future. Our current and future debt requires us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows, raise additional capital and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.

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

iQIYI, our controlled subsidiary listed on the Nasdaq Global Select Market, had experienced a working capital deficit as of December 31, 2022, 2023 and 2024. There is no assurance that iQIYI will be able to improve its working capital position and achieve working capital surplus, although iQIYI will take actions to manage its working capital. In March 2022, iQIYI issued ordinary shares for a total cash purchase price of US$285 million in a private placement transaction. In December 2022, iQIYI issued US$500 million convertible senior notes due January 2028 to PAGAC IV-1 (Cayman) Limited, PAG Pegasus Fund LP and/or their affiliates, collectively referred to as PAG in this annual report. In February 2023, iQIYI issued to PAG an additional US$50 million principal amount of such notes upon its exercise to subscribe for additional notes in full. In January 2023, iQIYI completed a registered follow-on public offering of iQIYI’s ordinary shares in the form of ADSs and received net proceeds of US$500 million in aggregate. In March 2023, iQIYI completed an offering of US$600 million in aggregate principal amount of 6.50% convertible senior notes due March 2028, or the iQIYI 2028 Convertible Notes. In February 2025, iQIYI completed an offering of US$350 million in aggregate principal amount of 4.625% convertible senior notes due March 2030, or the iQIYI 2030 Convertible Notes. There can be no assurance that iQIYI will be able to raise additional equity or debt financing on terms that are acceptable to iQIYI in the future. Any failure to do so as and when necessary could materially adversely affect iQIYI’s liquidity, results of operations, financial condition and ability to operate. In addition, when iQIYI obtains additional financing by issuing and selling additional equity or equity-linked securities, such as convertible bonds, our interest in iQIYI will be diluted.

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

Rising international political tensions, including changes in U.S. and international trade policies and investment related regulations, particularly with regard to China, may adversely impact our business and operating results.

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

We are closely monitoring potential changes in U.S. trade policy and assessing the potential impact of these and other trade policy changes on our business operations and financial performance. For example, during the 2024 U.S. presidential campaign, then-candidate Trump said he would impose tariffs as high as 60 percent on Chinese goods. In February 2025, the U.S. administration imposed a 10 percent duty on Chinese imports, and the tariff rates increased further to 20 percent in March 2025. Authorities in China announced tariffs over select U.S. products and regulatory investigation against U.S. companies in response to the tariff imposed by the U.S. While cross-border business is not a primary area of focus for us, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, the competitive position of our products, or prevent us from selling products in certain countries. If any new tariffs, legislation and/or regulations are implemented, existing trade agreements are renegotiated or, in particular, the U.S. government takes further actions due to ongoing U.S.-China trade tensions, such changes could have an adverse effect on our business, financial condition, and results of operations.

In addition, we have been closely monitoring policies in the United States designed to restrict certain Chinese companies from supplying or operating in the U.S. market. These policies include the Clean Network project initiated by the U.S. Department of State in August 2020, the Executive Order on Protecting America’s Sensitive Data from Foreign Adversaries published in June 2021, and new authorities granted to the Department of Commerce to prohibit or restrict the use of certain information and communications technology and services from Chinese companies. Utilizing these new authorities, in January 2025, the Department of Commerce Bureau of Industry and Security (BIS) announced a final rule prohibiting transactions involving the sale or import of connected vehicles when the integrated software has a sufficient nexus to China. Additionally, the U.S. Department of Defense has included dozens of prominent Chinese companies on its list of “Chinese military companies” (CMC) that are “operating directly or indirectly in the United States” in accordance with Section 1260H of the National Defense Authorization Act. Furthermore, entities on the CMC list and their subsidiaries are currently prohibited from receiving contracts or other funding from the U.S. Department of Homeland Security. Effective June 30, 2026, entities on this list and their controlled affiliates will be prohibited from entering into contracts with the U.S. Department of Defense for the procurement of goods, services, or technology. As of June 30, 2027, the U.S. Department of Defense will be prohibited from purchasing goods or services produced or developed by entities on the list indirectly through third parties.

While a substantial majority of our business is conducted in mainland China, policies like these may deter U.S. users from accessing and/or using our search engine, apps and other products in the United States, which could adversely impact our user experience and reputation. Similarly, India has, since 2020, permanently banned a large number of apps, many of which are China-based (including our apps), based on national security concerns and escalating regional political and trade tensions. Such government measures, and potential subsequent developments, are beyond our control, and could have a negative effect on our business.

Likewise, we are monitoring policies in the United States aimed at restricting the export of items and technology subject to U.S. jurisdiction to Chinese companies. The United States and various foreign governments have imposed license requirements and restrictions on the export of technologies and products to China, or voiced the intention to do so. For instance, since 2022, the United States has imposed increasingly strict export control measures relating to exports of semiconductors to China. In October 2023, BIS promulgated two new rules that expanded export controls to cover a broader array of advanced semiconductors and semiconductor manufacturing equipment. The rules also introduced end-use controls for any company headquartered in China or whose ultimate parent is headquartered in China, and established new licensing requirements for additional countries. Similarly, in January 2025, BIS released an interim final rule that established licensing requirements for the export of advanced computing integrated circuits that facilitate advanced artificial intelligence (AI) research and development, as well as certain AI model technology. The rule prohibits the export of such items to any company headquartered in China or whose ultimate parent is located in China. These measures also restrict the ability of U.S. persons to provide “support” for semiconductor manufacturing and related activities in China and may seriously affect the ability of Chinese companies to purchase or obtain certain semiconductor manufacturing equipment or advanced chips. We have invested significant resources in the research and development of AI technology and expect this element to be a driver for our future growth. However, the introduction of a series of export control measures in recent years could potentially impose limitations on our access to advanced semiconductor technologies, which may hinder the process of the research and development of our AI technology and capabilities. As a result, our future business, operating results, and our financial performance may be materially and adversely affected.

The United States has also taken efforts to limit U.S. investment in China. On October 28, 2024, the U.S. Department of the Treasury issued a final rule to prohibit U.S. investment in Chinese companies active in developing certain national security technologies (Outbound Investment Rule). The Outbound Investment Rule targets investments involving persons and entities associated with “countries of concern,” a designation currently limited to China. In effect since January 2025, the Outbound Investment Rule imposes investment prohibitions and notification requirements on a range of investments in companies engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum technologies, and (iii) artificial intelligence systems. Persons from countries of concern engaged in these activities are defined as “covered foreign persons.” Investments by U.S. persons subject to the Outbound Investment Rule include the acquisition of equity or a contingent equity interest, the provision of certain debt financing, the conversion of contingent equity interest into equity interest, involvement in a greenfield or brownfield investment, entrance into a joint venture, and the acquisition of a limited partner interest in non-U.S. pooled investment fund. Separately, the United States has also restricted U.S. persons from investing in publicly traded securities of “Chinese Military-Industrial Complex” companies identified by the Treasury Department.

The Outbound Investment Rule and Chinese Military-Industrial Complex restrictions are aimed at exerting greater U.S. government oversight of U.S. direct and indirect investments involving China, and they may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based companies. Importantly, the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities listed on a national stock exchange. U.S. persons’ acquisitions of publicly traded securities, such as our ADSs, will therefore be exempted from the scope of covered transactions under the Outbound Investment Rule. But if we are deemed to be a covered foreign person engaged in the development of specified AI technologies and services, and therefore subject to the Outbound Investment Rule, our ability to raise capital or contingent equity capital from U.S. investors would be limited and could negatively affect our stock price. As a result, our financial condition, business, results of operations and prospects could also be adversely affected.

On February 21, 2025, the White House released the “America First Investment Policy” memorandum, or the Investment Policy, which outlined several initiatives to restrict investments involving China. While legislative and regulatory actions are required to effect these proposed changes, the Investment Policy may expand enforcement against inbound investment from China to the United States by potentially implementing broader, sector-based restriction on PRC investments in the U.S., expanding CFIUS’ jurisdiction over greenfield investment by Chinese companies, and replacing open-ended mitigation agreements with mitigation agreements prescribing specific timeframes and concrete actions. Additionally, the Investment Policy proposes to create restrictions on U.S. investments in China additional to those already imposed under the Outbound Investment Rule, by potentially expanding industry sectors covered in sectors by existing U.S. outbound investment regulations, supplementing outbound investment restrictions with sanctions, and directing a review to suspend or terminate the 1984 United States-The People’s Republic of China Income Tax Convention. As the Investment Policy and its related legislative and regulatory proposals are still relatively new, it is unclear how these policies, and any future policies concerning investments between the U.S. and China, will be interpreted, amended and implemented by U.S. government authorities. These policies may restrict our ability to implement our investment strategy and could adversely affect our business and prospects.

Measures such as these could deter suppliers in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. As a result, Chinese companies may have to identify and secure alterative supplies or sources of financing, which they may not be able to do so in a timely manner and at commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions, with parties in the United States and other countries that impose export controls or other restrictions. Like other Chinese companies, our business, financial condition and results of operations could be adversely affected as a result.

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

We rely heavily on China Telecommunications Corporation, China United Network Communications Group Company Limited, and China Mobile Communications Corporation to provide us with network services and data center hosting services. We have entered into contracts with various local branches or subsidiaries of China Telecommunications Corporation, China United Network Communications Group Company Limited and China Mobile Communications Corporation to obtain data communications capacity. We have limited access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of these companies, or if these companies otherwise fail to provide the services. Any unscheduled service interruption could damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by these telecommunication companies. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be adversely affected. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may harm our revenues.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2024. However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our Class A ordinary shares and ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

Termination or other changes of related party transactions in the ordinary course of business may have an adverse impact on our results of operations and financial performance.

Certain parties with which we transact may be deemed as our related parties by virtual of our equity interests in or significant influence over them. We have entered into transactions with these related parties in the ordinary course of business such as providing online marketing, cloud and/or other services to them. In 2022, 2023 and 2024, we had related party transactions of RMB4.4 billion, RMB4.5 billion and RMB2.7 billion (US$374 million) in aggregate, respectively, in connection with online marketing and other services provided to related parties in our ordinary course of business. Please refer to “Item 7. Major Shareholders and Related Party Transactions” for more details. However, such related party transactions may discontinue in the future for a variety of reasons, such as the development status of relevant business or our relationship with the relevant parties. For example, a party may cease to be our related party, when we strategically dispose of our equity interests or otherwise cease to have significant influence over it, and such change in relationship may adversely affect our transactions and other business collaboration with the party. In addition, if we later on acquire a controlling stake in a related party or otherwise consolidate its results into our consolidated financial statements, our transactions with such party will no longer be related party transactions, and will not contribute to our financial results on a consolidated basis. Although we do not rely on these related party transactions, such change in relationship and/or transactions with related parties may have an adverse impact on our results of operations and financial performance.

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

In addition, our mainland China subsidiaries and the variable interest entities providing advertising services are exempted from cultural business construction fee for 2020 and 2021 and enjoy a 50% reduction of cultural business construction fee from January 1, 2022 to December 31, 2024. The 50% reduction is currently extended to December 31, 2027, and there is no assurance that the 50% reduction will continue after 2027.

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

Moreover, because these laws, regulations and standards change over time and are subject to varying interpretations, their application in practice may evolve as new guidance becomes available. This evolution may result in ongoing uncertainty regarding compliance matters and additional costs due to continuous revisions of our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may face penalties and our business could suffer harm. For example, on December 29, 2023, the Standing Committee of the National People’s Congress promulgated the Amended PRC Company Law, which came into effect on July 1, 2024 and supersede the PRC Company Law which was amended in October 2018. The amended PRC Company Law imposes stricter requirements on capital contributions for companies established in the PRC. On July 1, 2024, the State Council released the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the Amended PRC Company Law. These provisions further specify the detailed requirements and measures for the registration and management of registered capital under the Amended PRC Company Law. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Corporate Governance” for details. According to the Amended PRC Company Law, we may need to fulfill capital contribution obligations to our subsidiaries or provide financial support to the nominee shareholders of the variable interest entities within a much shorter time frame than currently required. However, since the amended PRC Company Law and the relevant regulations are still relatively new, there remains uncertainty regarding the implementation and interpretation of these laws and regulations. We will closely monitor the legislative developments related to the amended PRC Company Law and its implementation measures to assess the potential impact on us in a timely manner.

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

Current laws and regulations of mainland China place certain restrictions and conditions on foreign ownership of certain areas of businesses. For example, pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multiparty communications, store-and-forward and call centers). In addition, foreign investors are prohibited from investing in companies engaged in internet culture businesses (except for music) and radio and television program production businesses.

We and our mainland China subsidiaries are still considered foreign persons or foreign-invested enterprises under the laws related to foreign investment of mainland China. As a result, we and our mainland China subsidiaries are subject to legal restrictions on or conditions for foreign ownership of various industries, including the aforementioned ones. Due to these restrictions and conditions, we operate our platform and conduct business in certain restricted or prohibited industries in mainland China through the variable interest entities. As all the nominee shareholders of the variable interest entities are either citizens of mainland China or domestic enterprises in mainland China, these entities are therefore considered as domestic enterprises under the laws of mainland China. The “nominee shareholders” refer to those shareholders who have entered into exclusive equity purchase and transfer option agreements and equity pledge agreements with us as part of the contractual arrangements. Our contractual arrangements with the variable interest entities and the nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance. These contractual arrangements demonstrate our ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the variable interest entities. In 2022, 2023 and 2024, we derived 47%, 45% and 44% of our external revenues from the variable interest entities, respectively.

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

There are substantial uncertainties regarding the interpretation, application and change of the laws and regulations of mainland China, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with the variable interest entities, including but not limited to Baidu Netcom and the nominee shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. The application and interpretation of new laws and regulations that affect existing and proposed future businesses may also have retroactive effect. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our business and our reputation.

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

In October 2024, Yangshipin Integrated Media Development Co., Ltd. completed its investment of approximately RMB0.3 million in Beijing iQIYI to acquire 1% of Beijing iQIYI’s enlarged registered capital. Yangshipin Integrated Media Development Co., Ltd. is not a party to the contractual arrangements currently in effect among Beijing iQIYI, Beijing QIYI Century, and other shareholder of Beijing iQIYI. Therefore, we are unable to mandatorily purchase, or have Yangshipin Integrated Media Development Co., Ltd. pledge, the 1% equity interests in Beijing iQIYI in the same manner as agreed under existing contractual arrangements, nor are we granted the authorization of the voting rights of the 1% equity interests. We believe iQIYI, Inc. still controls and is the primary beneficiary of Beijing iQIYI for accounting purposes, as it continues to have a controlling financial interest in Beijing iQIYI pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

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

As of December 31, 2024, we have made long-term loans in an aggregate principal amount of RMB19.6 billion (US$2.7 billion) to the nominee shareholders of the variable interest entities. We extended these loans to enable the nominee shareholders to fund the capitalization of these entities. We may in the future provide additional loans to the nominee shareholders of the variable interest entities in mainland China in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans will depend on the profitability of these variable interest entities and their operational needs, which are uncertain. As of the date of this annual report, we do not have any repayment schedule with respect to such loans to the nominee shareholders of the variable interest entities.

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

As a developing country, China’s economy differs from the economies of most developed countries in many respects, including level of development, growth rate, control of foreign exchange and allocation of resources. In recent decades, the PRC government has implemented a series of reform measures, including among others, emphasizing the utilization of market forces for economic reform and the establishment of improved corporate governance in business enterprises. Meanwhile, a considerable portion of productive assets in mainland China is still owned by the government. In addition, the PRC government also plays a certain role in regulating industry development and has extensive influence over China’s economic growth through allocating resources, foreign exchange control, and setting monetary and fiscal policy.

Although mainland China’s economy has grown significantly in the past decades, growth has been uneven, both geographically and among various sectors of the economy. Some of the government measures aim to benefit the overall Chinese economy, but may unexpectedly have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Some of the stimulus measures designed to boost the Chinese economy may unexpectedly cause higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, restricted cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets.

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

The licensing requirements relating to the internet business in mainland China are uncertain and evolving. This means that permits, licenses or operations at some of our mainland China subsidiaries and the variable interest entities may be subject to challenge, or we may not be able to obtain or renew certain permits or licenses, including, without limitation, several Value-Added Telecommunication Business Operating Licenses, which are issued by the MIIT or local branches of the MIIT, an Internet News License, which is issued by the CAC, a Short Messaging Service Access Code Certificate, which is issued by the MIIT, several Online Audio/Video Program Transmission Licenses, which are issued by the State Administration of Press, Publication, Radio, Film and Television (the corresponding regulatory body currently known as National Radio and Television Administration, or the NRTA), several Radio and Television Program Production Licenses, which are issued by the local bureaus of the NRTA, a Surveying and Mapping Qualification Certificate for internet map services, which is issued by the National Administration of Surveying, Mapping and Geo-information, several Internet Culture Business Permits, which are issued by the local bureaus of the then Ministry of Culture, or the Ministry of Culture and Tourism which has replaced the Ministry of Culture, a Publication Business Operating License, which is issued by the local bureau of the State Administration of Press, Publication, Radio, Film and Television or the National Press and Publication Administration, a Filing Certificate for Internet Drug and Medical Devices Information Services or the Qualification Certificate for Internet Drug Information Services, which is issued by provincial branch of the State Food and Drug Administration (the corresponding regulatory body currently known as the National Medical Products Administration), a Human Resource Services License, which is issued by the local bureau of the Ministry of Human Resources and Social Security, a Filing Certificate for the Online Transaction Platform, which is issued by Beijing News and Publications Bureau, a Filing Certificate for Business of Category II Medical Devices, which is issued by Haidian Branch of Beijing Administration for Market Regulation, a Registration Certificate for Medical Devices, which is issued by Beijing Medical Products Administration, a Food Business License, which is issued by Zengcheng Branch of Guangzhou Administration for Market Regulation, a Filing Certificate for Sales of Pre-Packaged Foods, which is issued by the Haidian Branch of Beijing Administration for Market Regulation, a Medicine Business License, which is issued by Guangdong Medical Products Administration, a Filing Certificate for the Publication Online Transaction Platform, which is issued by Shanghai News and Publications Bureau, an Internet Domain Name Services License, which is issued by Beijing Communications Administration, a Medical Device Operation License, which is issued by Guangzhou Administration for Market Regulation, a Filing Certificate for Third-Party Platform Provider of Online Trading Service for Drugs, which is issued by Beijing Medical Products Administration, a Filing Certificate for Third-Party Platform Provider of Online Trading Service for Medical Devices, which is issued by Beijing Medical Products Administration, the Practice Licenses of Medical

Institutions, which are issued by the local competent government authorities of Yinchuan and Hainan, an Internet Religious Information Service License, which is issued by Beijing Ethnic and Religious Affairs Commission, a Filing Information Form of Third Party Platform Providers of Online Food Trading, which is issued by Beijing Medical Products Administration, an Aquatic Wildlife Operation and Utilization License, which is issued by Guangzhou Agriculture and Rural Affairs Bureau, a Filing Certificate for Customs Clearance, which is issued by the Zhongguancun Branch of Beijing Customs, a Foreign-Related Investigation License, which is issued by the National Bureau of Statistics, several Online Taxi-Hailing Operation Licenses and several permits for road testing, demonstration application and/or commercial operation of autonomous driving vehicles, which are issued by the local competent administrations in certain cities in mainland China. Violation of the laws and regulations governing these licenses, approvals, filings or qualifications may result in penalties and even suspension or revocation of the licenses, approvals, filings or qualifications. Failure to obtain, maintain or renew these permits and licenses may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

As we enter into new businesses, we may encounter additional regulatory uncertainties. For example, the current legal framework of mainland China on autonomous cars or autonomous driving is relatively new and evolving. Pursuant to the local rules and regulations in various cities including Beijing, Shanghai, Chongqing, Guangzhou, Wuhan and other cities, any entity intending to conduct a road testing, demonstration application of autonomous driving vehicles and/or commercial operations in these cities must file an application for road testing, demonstration application and/or commercial operations with a designated local agency supervising road testing, operation and commercialization of autonomous vehicles in these cities. It also remains uncertain what additional compliance requirements we need to meet in order to undertake a road testing, operation and commercialization of our autonomous driving cars in other locations in mainland China. Baidu has obtained permission to conduct road testing in Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Wuhan, Changsha, Chengdu, Hefei, Yangquan, Wuzhen and certain other cities or regions. It has also achieved the qualification for remote driving commercialization demonstration, allowing it to carry out fully driverless pilot commercialization in Wuhan, Chongqing, Beijing and Shenzhen. In addition, it has received the remote driving road test permit in Shanghai, along with the qualification to demonstrate remote driving with passenger carriage in Guangzhou. Furthermore, Baidu has secured the qualification for pilot commercialization in Beijing, Shanghai, Shenzhen, Chongqing, Wuhan, Changsha, Hefei, Wuzhen and Yangquan. In particular, Baidu has obtained the permits to charge fees for driverless ride-hailing services (with a safety operator in the vehicles, but not behind the steering wheel) on public roads in Beijing in July 2022, and obtained the permits for fully driverless ride-hailing services on open roads in Chongqing and Wuhan in August 2022. There is no guarantee that the road testing, demonstration application and/or commercial operations of our autonomous driving cars in other locations fully complies with local laws and regulations. If our road testing, demonstration application and/or commercial operations are deemed by local enforcement authority as a violation of the applicable traffic and transportation laws, in addition to being warned or fined according to the laws and regulations on road traffic safety, we may also have to suspend the road testing, the demonstration application and/or commercial operations, which may result in that the progress of our research and development of autonomous cars will be adversely affected and our revenue from driverless ride-hailing services will decline. We also engage in generative AI business which is a new business area in mainland China. The regulatory and legal framework on generative AI is evolving rapidly and may not sufficiently cover all aspects of the research, development and application of generative AI in mainland China. The PRC government authorities have gradually accelerated the pace of legislation for generative AI related technologies including algorithm recommendation and deep synthesis in recent years. Since the end of 2021, PRC government authorities have released a series of regulations on generative AI. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Artificial Intelligence—Regulations on Generative AI.” However, since some of such laws and regulations are still relatively new and significant uncertainties exist with respect to the interpretation and implementation of such laws and regulations, we cannot assure whether we will be able to comply with the requirements of such laws and regulations in a timely manner or at all. If we are unable to obtain the necessary approvals or if we have any dispute with any third party relating to intellectual property or data security, our business operation may be adversely affected.

The interpretation and application of existing laws, regulations and policies and possible new laws, regulations or policies of mainland China relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in mainland China, including our business.

Any failure to meet the PRC government’s complex regulatory requirements on our business operation could have a material adverse effect on our operations and the value of our securities.

We conduct our business primarily through the variable interest entities and the variable interest entities’ subsidiaries in mainland China. The PRC government has significant oversight over the conduct of our business according to the laws and regulations of mainland China. However, since the PRC legal system continues to rapidly evolve and many laws and regulations are relatively new, the interpretation and enforcement of these laws, regulations and rules involve uncertainties. Any failure to meet the PRC government’s complex regulatory requirements due to such uncertainties could have a material adverse effect on our operation and/or the value of our listed securities. Also, the PRC government has recently promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, which emphasize the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Filing Rules, domestic companies that seek to offer or list their securities in an overseas market, whether directly or indirectly, are required to fulfill a filing procedure and report relevant information to the CSRC. On December 28, 2021, the CAC issued the Cybersecurity Review Measures, which require that network platform operators holding over one million users’ personal information are required to apply for a cybersecurity review with the Cybersecurity Review Office before any public offering in a foreign country. On September 24, 2024, the State Council also issued the Regulations on the Network Data Security, which provide that where network data processors carry out network data processing activities that have affected or may affect national security, they shall undergo a national security review in accordance with the relevant laws and regulations. Since the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, the Filing Rules, the Cybersecurity Review Measures, and the Regulations on the Network Data Security are relatively new and remain unclear on how they will be interpreted, amended and implemented by the PRC government authorities, it remains uncertain whether we can obtain the specific regulatory approvals from, and complete the required filings with the CSRC, CAC or any other PRC government authorities for our future securities offering in a timely basis or at all. If we are unable to obtain such approvals or complete such filings, or such approvals or filings are rescinded even if obtained, our ability to continue to offer securities to investors will be significantly limited or completely hindered and the value of such securities may be significantly declined. In addition, implementation of industry-wide regulations directly targeting our operations could result in adverse effect on the value of our securities. Therefore, investors of our company and our business face potential uncertainty if we fail to meet the PRC government’s regulatory requirements on our operation.

Any failure or perceived failure by us to comply with the enacted Guidelines to Anti-Monopoly in the Field of Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law. The SAMR was formed in March 2018 to take over, among other things, the anti-monopoly enforcement functions from other government authorities, and has since then continued to strengthen anti-monopoly enforcement. In November 2021, the National Anti-monopoly Bureau was inaugurated by the State Council, which aims to further implement the fair competition policies, and strengthen anti-monopoly supervision in mainland China, especially to strengthen oversight and law enforcement in areas involving platform economy, innovation, science and technology, information security and people’s livelihood.

In addition to improving the anti-monopoly enforcement agencies, the PRC government is also enhancing its anti-monopoly laws, regulations and guidance in recent years. In September 2020, the SAMR issued Anti-monopoly Compliance Guideline for Operators, which encourages, under the PRC Anti-monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In particular, in February 2021, the Anti-monopoly Commission of the State Council officially promulgated Guidelines to Anti-Monopoly in the Field of Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, these guidelines mainly cover five aspects, including general provisions, monopoly agreements, abuse of market dominance, concentration of undertakings, and abuse of administrative powers that eliminate or restrict competition. These guidelines prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of consumers and undertakings participating in internet platform economy, including without limitation, prohibiting companies with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements through entering into written or oral agreements or using technologies to block competitors’ interface or reduce positions in search results of goods displays, using bundle services to sell different services or products, compulsory collection of unnecessary user data). In addition, these guidelines also reinforce anti-monopoly merger review for internet platform related transactions to safeguard market competition. In practice, the PRC government authority also strengthens the supervision of monopoly and other unfair competition acts, and requests to establish a new order of the platform economy. In April 2021, the SAMR, together with certain other PRC government authorities convened an administrative guidance meeting, focusing on the problem of requiring the operators on the platform to choose “one out of two” competitive platforms and other prominent problems, requesting major internet companies to conduct self-inspection and rectification on the activities which may violate anti-monopoly, anti-unfair competition, tax and other related laws and regulations, to comply with the laws and regulations strictly and to be subject to public supervision. In addition, many internet companies, including the over 30 companies which attended such administrative guidance meeting, were required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR stated it would organize and conduct inspections on the companies’ rectification results. If any companies were found to conduct illegal activities, more severe penalties would be imposed on them in accordance with the laws. We completed such self-inspection and did not receive any further inquiry from the government authorities. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by the authorities and determined against us, we may be subject to fines and other penalties.

According to the PRC Anti-monopoly Law and related regulations, companies undertaking certain investments and acquisitions relating to business in China must notify and obtain approval from the PRC anti-monopoly enforcement agencies before completing any transaction where the parties’ revenues exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the other party, or any transaction that would otherwise trigger the merger control filing obligations. As part of the PRC government authorities’ measures to strengthen antimonopoly supervision, the PRC Anti-monopoly Law, which was amended and became effective on August 1, 2022, raises the maximum fines for failure to file for concentration of undertakings, and introduces a “stop-clock mechanism” which may prolong the length of period for concentration review. In addition, on January 22, 2024, the State Council of the PRC released the revised Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings, which raise the filing threshold of revenue, and provide that certain transactions should also be reported to the anti-monopoly authority even if the revenue threshold is not met. Under these provisions, certain acquisition or investment transactions between one party with large revenue, like us, and small-scale enterprises, may be also subject to the filing of concentration of undertakings. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Anti-Monopoly and Unfair Competition Matters related to Internet Platform Companies.”

In addition to amending certain laws and regulations related to concentrations of undertaking, the PRC government has also expanded the scope of the concentrations of undertaking subject to examination. To our knowledge, there had been few precedents where internet companies with a VIE structure were investigated for being involved in the concentrations of undertaking before year of 2020. It had been long debated whether transactions involving internet companies with a VIE structure are subject to prior filing of notification requirements, since filing of notification of concentration of undertaking made by some internet companies were not accepted in the past. Due to such regulatory history in the industry and as a matter of common industry practice at the time, we did not file prior notification of concentrations of undertaking in the past. However, since 2020, the SAMR has indicated a change of its regulatory practice in this regard by publishing cases of concentration of undertaking involving a VIE structure, explicit inclusion for the first time of the filing requirement for concentrations involving a VIE structure in the anti-monopoly regulations and rules and penalizing certain internet companies with a VIE structure for failure to file prior notifications of implementing concentrations. Hence, starting from 2020, the SAMR has been reviewing historical cases of concentrations of undertaking of internet companies with a VIE structure, and past failure to file prior notification of concentrations of undertaking may be investigated and penalized.

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

Due to the enhanced enforcement of and tightened regulatory requirements under the Amended Anti-Monopoly Law, we may receive greater scrutiny and attention from regulators and more frequent and stringent investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. In addition, there are significant uncertainties on the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in mainland China. We may have to spend more resources and time evaluating and managing these risks and challenges in connection with our products and services as well as our investments in our ordinary business course to avoid any failure to comply with these regulations. Any failure or perceived failure by us to comply with the enacted Guidelines to Anti-Monopoly in the Field of Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations.

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

Under the EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our mainland China subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The British Virgin Islands, where Baidu Holdings Limited, the sole shareholder of certain of our mainland China subsidiaries such as Baidu Online, is incorporated, does not have such a tax treaty with mainland China. Hong Kong has a tax arrangement with mainland China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise owns at least 25% of the mainland China enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, Baidu (Hong Kong) Limited, which directly owns our mainland China subsidiaries Baidu China and Baidu Times, is incorporated in Hong Kong.

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

Under the EIT Law and related regulations, an enterprise established outside of mainland China with “de facto management body” within mainland China is considered a mainland China resident enterprise and is subject to enterprise income tax at the rate of 25% on its worldwide income as well as PRC enterprise income tax reporting obligations. The related regulations define the term “de facto management body” as “the establishment that exercises substantial and overall management and control over the production, business, personnel, accounts and properties of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the basis of de facto management bodies, issued on April 22, 2009 and further amended on December 29, 2017, or the SAT Circular 82, in April 2009, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled overseas-incorporated enterprise is located in mainland China. The State Administration of Taxation issued additional rules to provide more guidance on the implementation of SAT Circular 82 in July 2011, and issued an amendment to SAT Circular 82 delegating the authority to its provincial branches to determine whether a Chinese-controlled overseas-incorporated enterprise should be considered a mainland China resident enterprise, in January 2014. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—Mainland China Enterprise Income Tax.” Although the SAT Circular 82, the additional guidance and amendment apply only to overseas registered enterprises controlled by mainland China enterprises, not to those controlled by mainland China individuals or foreigners, the criteria set forth in SAT Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by enterprises or individuals of mainland China. If we are deemed a mainland China resident enterprise, we may be subject to enterprise income tax at 25% on our global income, except that the dividends we receive from our mainland China subsidiaries may be exempt from enterprise income tax to the extent such dividends are deemed as “dividends among qualified mainland China resident enterprises.” If we are deemed a mainland China resident enterprise and earn income other than dividends from our mainland China subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

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

In May 2014, SAFE promulgated the Provisions on the Foreign Exchange Administration Rules on Cross-border Guarantee, which, along with the PRC Foreign Currency Administration Rules, provides that failure to register a cross-border guarantee may subject the violator to order to rectify, warning and a fine no more than RMB300,000. In June 2016, SAFE promulgated SAFE Circular No. 16, which removed certain restrictions previously provided under several SAFE circulars in respect of conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular No. 16 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, and providing loans to non-affiliated enterprises except as permitted in the business scope. On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation. Among others, this circular relaxes prior restrictions and allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations.

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

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37. SAFE Circular No. 37 requires domestic residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such domestic residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the domestic residents in the offshore special purpose vehicles or domestic companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a domestic resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by domestic individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are mainland China domestic residents do not complete their registration with the local SAFE branches, the mainland China subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its mainland China subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under the laws of mainland China for evasion of applicable foreign exchange restrictions. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which became effective on June 1, 2015. In accordance with this notice, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2023 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

In 2024, we entered into some hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by the exchange control regulations of mainland China that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

iQIYI has historically been and may in the future be subject to unfavorable allegations made by short sellers. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” We may also become the subject of other short seller attacks from time to time in the future and class actions or regulatory enforcement actions derivative of such short seller attacks or actions of a similar nature. Any such allegations may be followed by periods of instability in the market price of our Class A ordinary shares and/or ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves, including in connection with class actions or regulatory enforcement actions derivative of such allegations. While we believe we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day our operations. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our securities and our business operations.

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

As a Cayman Islands exempted company listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the Companies Act (As Revised) of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We convened an extraordinary general meeting in December 2021 to revise our memorandum and articles of association, so that we are required to convene an annual general meeting each year. Accordingly, we held annual general meetings in June 2022, 2023 and 2024. If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as us, will be considered a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally determined on a quarterly basis) is attributable to assets that produce or are held for the production of passive income. The value of our assets is generally determined by reference to the market price of the ADSs and ordinary shares, which may fluctuate considerably. In addition, because PFIC status is a fact-

intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for the current or any future taxable year.

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were a PFIC for the taxable year ended December 31, 2024. However, no assurance can be given with respect to our PFIC status in the current taxable year or foreseeable taxable years, because the determination of whether we will be a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ordinary shares and/or ADSs may also cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ordinary shares and/or ADSs from time to time (which may be volatile). The composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we deploy significant amounts of cash and investments for active purposes, we may be less likely to be classified as a PFIC for the current or future taxable years.

Under the circumstances that we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined below) held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. U.S. Holders of our ADSs or ordinary shares are urged to consult their tax advisors concerning the United States federal income tax consequences regarding the impact that we are classified as a PFIC. See “Item 10.E. Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

We are exposed to risks associated with any potential spin-off of one or more of our businesses. While we do not have any specific plans with respect to the timing or details of any potential spin-off listing as at the date of this annual report, we continue to explore the ongoing financing requirements for our various businesses and may consider a spin-off listing on the Hong Kong Stock Exchange for one or more of those businesses. As of the date of this annual report, we have not identified any target for a potential spin-off, as a result we do not have any information relating to the identity of any spin-off target or any other details of any spin off and accordingly, there is no material omission of any information relating to any possible spin-off in this document. We cannot assure you that any spin-off will ultimately be consummated, and any such spin-off will be subject to market conditions at the time and approval by the listing committee of the Hong Kong Stock Exchange. In the event that we proceed with a spin-off, our company’s interest in the entity to be spun-off (and its corresponding contribution to the financial results of our company) will be reduced accordingly.

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

We entered into definitive agreements with JOYY in November 2020, which were subsequently amended and supplemented, including in February 2021, to acquire YY Live, which includes the YY mobile app, the YY.com website and PC YY, among other things, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The closing of this acquisition was subject to certain conditions, including, among others, obtaining the necessary regulatory approvals from government authorities, and the share purchase agreement was subject to termination by either party if the closing did not occur by the long stop date. Despite our good faith efforts, the closing conditions provided for in the share purchase agreement had not been fully satisfied as of December 31, 2023, the long stop date. On January 1, 2024, we exercised our right to terminate the prior agreement in accordance with its terms. After negotiation with JOYY on next steps following the termination, Baidu (Hong Kong) Limited entered into new agreements on February 25, 2025 with JOYY to acquire, and acquired, YY Live for an aggregate price of approximately US$2.1 billion. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may not be able to achieve the anticipated benefits of our recent acquisition of YY Live, and face other risks associated with the acquisition and the operation of YY Live.”

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

We are a leading AI company with a strong internet foundation. We have been consistently investing in AI since 2010 to advance our technological capabilities, enhance our search functionality and boost overall monetization. The breadth and depth of our AI capabilities provide the differentiating foundational technologies that power all of our businesses.

We are in the midst of a broad-based platform shift driven by generative AI and foundation models that is set to revolutionize every industry. To capture this opportunity, we launched ERNIE Bot, our conversational AI bot powered by ERNIE, our in-house foundation model, in the first quarter of 2023. We have continued to expand the ERNIE family of models. In May 2023, we launched ERNIE 3.5, which served as the latest foundation model powering ERNIE Bot at that time. According to the International Data Corporation (IDC)’s latest report on the technological abilities of AI models, issued in July 2023, ERNIE 3.5 excelled in many areas, such as algorithm, industry coverage, developer tools and ecosystem. In October 2023, we launched ERNIE 4.0 (EB4), our most advanced foundation model at the time. EB4 is a GPT4-type of model, displaying human-level performance in understanding, content generation, complex reasoning and memory retention. These capabilities are crucial for developing AI-native applications and solutions. In June 2024, we launched ERNIE 4.0 Turbo, which provides superior capabilities for typical use cases and is designed to run faster and at lower cost compared to ERNIE 4.0. We also introduced a number of lightweight models to enrich the ERNIE family of models. We have been using the ERNIE family of models to renovate our products and offerings in order to provide AI-native experiences.

We are one of the very few companies in the world that offers a full AI stack of four layers, including cloud infrastructure, deep learning framework developed in-house, foundation models, and applications. Baidu AI Cloud was ranked the No.1 AI cloud provider for the fifth consecutive year, according to IDC’s 2023 report on China’s AI public cloud market.

We are the market leader in autonomous driving and we are the first recipient of driverless licenses in China and the U.S. As of February 2025, we have commenced 100% fully driverless operations across China.

Baidu was founded as a search engine business in 2000 with the belief that technology can change the way people discover and consume information. At the heart of Baidu search is its ability to better understand a user’s search queries and to answer these queries by matching the most relevant information in ranked search results. To achieve this, we continually innovate and develop new technologies and products that enhance Baidu search user experience. We began to use AI a decade ago to power these technologies in order to better match user search intent with the large amount of information on the internet. For instance, our natural language processing, an AI capability, enables the understanding of important details of a query, particularly in complex conversational queries. This helps optimize search results returned and increase the satisfaction rate of users. Years of tagging, understanding and intelligently processing all forms of content on the internet—text, images and videos—with AI has enabled us to further develop leading AI technologies and commercialize them through products and services for consumers, enterprises and the public sector. Our ability to continually invest heavily in research and development is made possible by the durable revenue that we generated as a leading Internet platform.

PaddlePaddle and ERNIE developer community grew to 19.24 million by the end of 2024. The more developers and businesses use our AI models, tool kits and services, the better our AI capabilities become, which in turn further increases the attractiveness of our business communities. This network effect helps us obtain unique insights into different kinds of products and services that are in demand and have real-world applications across different industries, setting a strong foundation for us to make investment decisions and lead with technology, products and services in the markets that we have entered.

Our businesses span across an ecosystem of hundreds of millions of users, tens of millions of developers and hundreds of thousands of enterprises. Our usage of a strong technology foundation to support an open platform business model not only draws participants into our ecosystem, but also adds richness and vibrancy to our ecosystem, strengthening the long-term prospect and vitality of our business overall.

Over the past two decades, we have demonstrated a track record for long-term growth and strong profitability, which has enabled us to invest in a diversified portfolio of products and services with large market opportunities and further improve our long-term growth prospects. Through years of investment in research, AI chip design, developer community, patents and talent development, we are applying AI to innovative use cases and new monetization opportunities. Baidu Core, which excludes iQIYI, contributed over 70% of our total revenues during 2022, 2023 and 2024. Baidu Core mainly provides search-based, feed-based, and other online marketing services, as well as products and services from new AI initiatives in the following three growth engines:

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

•

AI Cloud: including (i) enterprise and public sector cloud service, which offers a full suite of cloud services and solutions, including IaaS (infrastructure as a service), PaaS (platform as a service) and SaaS (software as a service), and is uniquely differentiated by our AI solutions and (ii) personal cloud service; and

•

Intelligent Driving & Other Growth Initiatives: consisting of (i) intelligent driving, including Apollo Go autonomous ride-hailing services and Baidu Apollo’s auto solutions (Apollo Self-Driving Solutions and DuerOS for Auto), (ii) Xiaodu smart devices powered by DuerOS smart assistant, and (iii) AI chips.

At the core of our Mobile Ecosystem is Baidu App, which is the leading search-plus-feed app in China with a MAU of 679 million in December 2024. Unlike most mobile apps, which direct traffic to a closed ecosystem, Baidu App aggregates content and services from third-party apps and websites by means of our AI building blocks, and directs traffic to third-party content and service providers with native-app like experience. Baidu App continues to grow our huge offering of third-party content and services by leveraging our network partners of Baijiahao (BJH) Accounts, Smart Mini Program, Managed Page and ERNIE Agents under an open-platform model. We also incorporated AI-generated content to further enrich our content offerings on Baidu App as we leverage the ERNIE family of models to renovate our product and offerings. Our decade-long experience with AI and the development of a powerful knowledge graph allow us to match user intent with long-tail, third-party content and services on our open platform.

Our Mobile Ecosystem also includes a portfolio of over one dozen apps in addition to Baidu App, such as Haokan and Baidu Post, providing a platform for people to discover and consume information through search and feed and to interact and engage with creators, publishers, service providers and merchants. This native-app like experience from user acquisition to user relationship management to closed loop transactions demonstrates our value to merchants, enabling them to perform user life-time management on our platform, and has made Baidu App a leading online marketing services provider for both search and feed. Within our Mobile Ecosystem, we serve our customers by enabling them to tap into our massive user base. We generate revenue primarily from providing search, feed and other marketing services, which account for a majority of our total revenues in 2022, 2023 and 2024. We have made extensive use of AI technologies to develop innovative marketing services, such as dynamic ads, which recommend products from our marketing customers most fitting to each search user. Our marketing cloud also provides innovative AI capabilities to our marketing customers, so that users can still make product inquiries during non-business hours. In addition, the user engagement and user logins that have developed on our platform are enabling us to diversify monetization beyond online marketing into other services, such as Baidu Health.

Our AI Cloud includes two parts: (i) enterprise and public sector cloud, and (ii) personal cloud. Our enterprise and public sector cloud offers a full suite of cloud services and solutions, including IaaS, PaaS, and SaaS, and is differentiated by our AI capabilities. We offer some integrated AI solutions for enterprises in China’s traditional industries and the public sector, helping them improve efficiency and productivity. Our solutions are specialized for certain use cases in traditional industries, including our quality inspection and patrol inspection solutions, ACE Smart Transportation and AI solutions for predicting water consumption and automatically adjusting water supply. Generative AI and foundation model have provided us with greater opportunities and strengthened our advantages in AI. We help enterprises train and fine-tune their customized models on our public cloud, and help them build AI applications, in particular, leveraging ERNIE API. Our cloud services cover various industries, including manufacturing, the public sector, energy and utilities, financial services, and internet/media.

Intelligent Driving & Other Growth Initiatives consists of promising businesses in development with huge market opportunities, and some are at early-stage commercialization with a growing customer base. We are a market leader in intelligent driving and smart devices, and we are pursuing these large growth opportunities by leveraging our unique AI capabilities, data insights and internally developed chips. Apollo Go provides autonomous ride-hailing service. In January 2025, the accumulated rides provided to the public by Apollo Go exceeded 9 million. As of February 2025, Apollo Go has commenced 100% fully driverless operations across China.

In Beijing, Apollo Go has begun to charge fees for the autonomous ride-hailing services on open roads since November 25, 2021, and was granted the permits to charge fees for the driverless ride-hailing services on public roads on July 20, 2022, with no safety operator behind the steering wheel. Apollo Go received Beijing’s first license to test vehicles with no driver or safety operator in the car on December 30, 2022, and has charged fees since August 10, 2023. In Chongqing, Apollo Go has begun to charge fees for the autonomous ride-hailing services on open roads since February 18, 2022, and started offering fully driverless ride-hailing services on open roads and started charging passengers for fully driverless ride-hailing services on open roads on August 8, 2022. In October 2024, Apollo Go achieved 100% fully driverless operations in Chongqing. In Wuhan, Apollo Go started offering fully driverless ride-hailing services on open roads and received the permits to collect fees from the passengers on August 8, 2022. On June 19, 2024, Apollo Go started offering 100% fully driverless operations in practically the entire Wuhan municipality. Apollo Go received permits to offer fully driverless ride-hailing services to the public in Shenzhen Pingshan in May 2023. In July 2023, Apollo Go was also granted permits to conduct fully driverless testing on open roads in Shanghai’s Pudong area. Furthermore, in November 2024, Apollo Go was granted permits to conduct autonomous driving testing on public roads in Hong Kong, making Apollo Go the first and only of its kind to receive robotaxi testing authorization in the region. This marks Apollo Go’s first entry into a left-hand traffic market.

Our strong brand and market leadership in autonomous driving has been carried over to intelligent driving. Apollo is a well-recognized brand among automakers. We have partnered with many domestic and global automakers to power their passenger vehicles with Baidu Apollo’s auto solutions.

Xiaodu ranked No.1 in smart display shipments and smart speaker shipments in China for the first nine months of 2024, according to IDC. We believe these initiatives will strengthen our revenue drivers for long-term growth.

iQIYI produces, aggregates and distributes a wide variety of long-form videos. iQIYI’s content ecosystem is further enriched by a broad spectrum of mini and short dramas, as well as a diverse range of other videos. iQIYI’s extensive portfolio encompasses primarily iQIYI original content and licensed content.

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

Our operations are primarily conducted in mainland China. For the year ended December 31, 2024, more than 96% of our group’s total revenues were generated from mainland China, and as of December 31, 2024, more than 74% of our group’s total assets were based in mainland China.

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

Products and Services for Users

Baidu App. Our flagship app enables users to access our search, feed, content and other services through mobile devices. Baidu App offers twin-engine search and feed functions that leverage our AI-powered algorithms and deep user insight to offer users a compelling experience. Through the building blocks of BJH accounts, Smart Mini Program, Managed Page and ERNIE Agents, Baidu App provides users with single log-on, native-app-like experience to a wide range of information and services dispersed across isolated mobile apps and HTML5 websites, as well as merchants a full suite of marketing cloud services. Baidu App’s spanning mobile ecosystem has resulted in more users logging in. In December 2024, MAUs of Baidu App reached 679 million.

•

Baidu Search. Users can access our search and other services through Baidu’s properties and Baidu Union partners’ properties. In addition to text inputs, users can conduct AI-powered voice search and visual search. Voice search integrates speech recognition and search technologies to enhance the user experience by providing a more natural and convenient input modality. Visual search enables the use of smart phone cameras to capture images and retrieve related content and services on the internet. For example, users can take a photo of a plant or a pet, to identify the species. We also endeavor to improve the search experience, through other AI-powered products, such as One Shot (previously known as Top 1), to satisfy user queries with the first displayed search result, which we believe will be an important capability with the adoption of smart devices with smaller screens. In addition, we offer vertical search, such as video search and online literature search to our users.

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

•

Baidu Knows. An online community where users can pose questions to other users, such as individuals, professionals, and enterprises. Baidu Knows leverages Baidu’s search capabilities to help users find answers to their questions on the internet fast and efficiently, while at the same time allowing various partners of Baidu Knows to engage with their targeted users.

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

AI Building Blocks. The app installation costs have been rising, causing app developers to take interest in offering their content and services on Baidu App with native-like app experience. Similarly, website owners are experiencing the challenge to grow their business while open in-app search queries are outgrowing browser search queries. To help app developers and website owners grow their business and leverage their traffic more efficiently with AI-powered tools and capabilities, we offer Smart Mini Program, Managed Page and ERNIE Agents to our partners, respectively. We also offer BJH accounts to enable content providers to place their content on our publisher network and make their content searchable.

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

•

Managed Page. Managed Page is a hosted mobile alternative for website owners. Site owners may open an account on our platform, use our tools and services powered by AI and engage with users without having to maintain their own site and pay for server, software and bandwidth costs. Managed Page comes with industry-specific templates and is designed to provide users with more reliable and secure information. Managed Page reached 48% of Baidu Core 2024 online marketing revenue.

•

ERNIE Agents. Powered by Gen-AI and foundation models, ERNIE Agents empower our partners to provide content and services in a more intelligent and interactive way, while delivering an AI-native user experience within our mobile ecosystem.

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

Our online marketing services enable the delivery of comprehensive, rich, and diversified marketing offerings to fulfill customer needs. Our online marketing services include P4P (pay for performance) services and others. We generate revenues primarily from the sale of P4P online marketing services and other marketing services to our customers, which accounts for a majority of our total revenue for the years ended December 31, 2022, 2023 and 2024.

P4P. Our P4P services allow customers to bid for priority placement of paid sponsored links and reach users who search for information related to their products or services. We charge our customers on a cost-per-click basis. Customers may choose to purchase search, feed and other online marketing services and have the option to set daily allowances. As our partners adopt Smart Mini Programs, Managed Page and ERNIE Agents, some of them have begun to use these properties as their landing page, in lieu of their own mobile apps and websites.

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

Marketing cloud platform. Our marketing cloud platform integrates one-stop-shop media purchase with CRM (client relationship management) functionalities, to allow our customers to purchase brand and performance-based marketing services, build audience and user engagement, generate leads and maintain relationships with users, leveraging tools and services powered by Baidu AI. Our marketing cloud platform helps us better understand our customers’ needs and enables our customers to leverage Baidu’s AI to simplify their marketing process and improve the effectiveness of their marketing efforts.

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

Building on this progress, generative AI and large language model have brought us a lot of opportunities, which have strengthened our competitive advantages in cloud and increased our total addressable market. Leveraging our unique four-layer AI infrastructure and years of experience in building and using foundation models, we are empowering a growing number of customers to efficiently build their own models and utilize the ERNIE API for model training, fine-tuning, and the development of AI-native applications and solutions. Demand for our AI infrastructure and foundation models has fueled the growth of our AI Cloud business.

Our IaaS provides our customers the flexibility to quickly scale or cut back on their cloud computing needs without having to provide huge capital layout upfront. Our IaaS business benefited from multi-cloud strategies adopted by many of our customers.

We also provide enterprise customers with cloud solutions, usually consisting of PaaS and SaaS, that leverage the unique AI capabilities. For example, we helped a manufacturing enterprise improve their production and operations using our computer vision capabilities, enhancing their efficiency.

We empower our customers to achieve greater efficiency and scalability with ERNIE. For example, in the recruitment industry, we leveraged ERNIE’s API capabilities to upgrade the matching process between job descriptions and resumes. This smart matching enhancement reduced labor costs, improved operational efficiency, and enabled the customer to expand its services to a broader client base, thereby increasing revenue potential and showcasing the tangible benefits of integrating ERNIE into operations.

The industry know-how from our existing businesses, such as our Mobile Ecosystem and iQIYI, also provides valuable insights on how to tailor AI Cloud solutions to customers in the technology and media industries.

For the personal cloud, we offer Baidu Drive, which allows users to store and retrieve photos, videos, and other files on AI Cloud, along with other capabilities, such as group share and data transfer. We also leveraged ERNIE to transform Baidu Wenku into a one-stop shop for various document creation needs. Personal cloud service contributed a small portion of total cloud revenues.

For AI Cloud, we generate revenue by providing cloud services and solutions to enterprise clients, consumers and the public sector directly or through solution integrators for a lump-sum fee or on a subscription basis. We also generate revenue from Baidu Drive and Baidu Wenku from membership services provided to individual customers. Baidu Core’s cloud services revenue reached RMB21.9 billion (US$3.0 billion) in 2024, increasing by 17% from 2023.

Baidu Core—Intelligent Driving & Other Growth Initiatives

Intelligent Driving & Other Growth Initiatives include developments with large total addressable markets and earlier-stage commercialization with a growing customer base, including Apollo intelligent driving and DuerOS smart assistant.

Intelligent Driving

Intelligent driving, including Apollo Go robotaxi fleets (autonomous ride-hailing service), Baidu Apollo auto solutions (Apollo Self-Driving Services and DuerOS for Auto), leverage AI and other technologies to make a vehicle, or fleet of vehicles, more intelligent, all with the ultimate goal to be autonomous.

We are the market leader in autonomous driving in China in terms of number of rides Apollo Go completed. The industry definition for L4 autonomous driving is that the vehicles are capable to drive themselves without human interactions but will be restricted to known use cases, or in most environments and road conditions. Apollo Go has already received permits for providing driverless ride-hailing services on open roads and received the permits to collect fees from the passengers in Beijing, Shenzhen, Wuhan and Chongqing. A well-known research firm named Apollo as one of the two global leaders in autonomous driving in its report for the fourth quarter of 2024, recognizing us as the top-tier autonomous driving company from China.

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

Apollo Go, our robotaxi. Robotaxi fleet operation represents a massive opportunity. Luobokuaipao, the mobile application of Apollo Go, is available for free download from all the major app stores in China. In January 2025, the accumulated rides provided to the public by Apollo Go exceeded 9 million. Since February 2025, Apollo Go has commenced 100% fully driverless operations across China.

In Wuhan and Chongqing, Apollo Go started offering fully driverless ride-hailing services on open roads and received the permits to collect fees from passengers on August 8, 2022. Apollo Go has been offering 100% fully driverless ride-hailing services in practically the entire Wuhan municipality since June 2024 and in Chongqing since October 2024.

In Beijing, Apollo Go has begun to charge fees for the autonomous ride-hailing services (with a safety operator behind the steering wheel) on open roads since November 25, 2021 and was granted the permits to charge fees for the driverless ride-hailing services (with a safety operator in the vehicles, but not behind the steering wheel) on public roads on July 20, 2022. On December 30, 2022, Apollo Go received Beijing’s first license to test vehicles with no driver or safety operator in the car. Since August 10, 2023, Apollo Go has charged fees for fully driverless ride-hailing services.

Apollo Go also received permission to offer fully driverless ride-hailing services to the public in Shenzhen Pingshan area in the second quarter of 2023.

Apollo Go received permits to conduct fully driverless testing on open roads in Shanghai Pudong area in July 2023.

Furthermore, in November 2024, Apollo Go was granted permits to conduct autonomous driving testing on public roads in Hong Kong, becoming the first and only of its kind to receive robotaxi testing authorization in the region. This marks Apollo Go’s first entry into a left-hand traffic market.

In June 2021, we introduced Apollo Moon, our 5th generation Apollo robotaxi vehicle. In July 2022, we unveiled our 6th generation robotaxi vehicle Apollo RT6. RT6 is the first steering wheel-free, all electric model designed for fully driverless autonomous driving. Apollo RT6 is distinct from the previous generations that had otherwise been retrofitted on conventional vehicles. RT6 has been operating on public roads in multiple cities in China since October 2024.

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

Baidu Maps. A voice-enabled mobile app providing users with travel-related services, including POI (point of interest) search, route planning, precise navigation, taxi-hailing service and real-time traffic condition information. Baidu Maps also provides professional and stable map services to business partners across different sectors. In 2022, we integrated Baidu Map into our Intelligent Driving Group to create synergies between the Baidu Map app and the map solutions for the auto industry.

Other Growth Initiatives

DuerOS Smart Assistant. DuerOS is a leading smart assistant for the Chinese language, which powers first-party Xiaodu home smart devices as well as third-party smart phones, children smart watches, smart TVs and smart cars. DuerOS is differentiated by its multi-round conversation AI capabilities, as well as by DuerOS skills store, which offers thousands of skills in wide ranging genres, including short and long videos, online games, education services, video conferencing and other visually oriented activities. In August 2021 and September 2022, Xiaodu completed two rounds of Series B financing at a valuation of US$5.1 billion with us retaining super-majority shareholding. While we generate revenue primarily from the sale of our smart assistant devices to our customers directly and through our distribution network, Xiaodu services revenue, such as membership and advertising, already surpassed 23% of Xiaodu revenues. Xiaodu ranked No.1 in smart display shipments and smart speaker shipments in China for the first nine months of 2024, according to IDC.

iQIYI

iQIYI is a leading provider of online entertainment video services in mainland China. Since the beginning, iQIYI has always put content and users at the center, orienting each of its business strategies around delivering superior-quality content and user-friendly entertainment experience. Artistically crafted and imbued with industry expertise distilled from over a decade of operational experience, many iQIYI original titles have secured their places among the most successful IP franchises in the history of Chinese popular entertainment. Designed and refined by its engineers with a deep understanding of the evolving user preferences, iQIYI’s products continue to offer superior entertainment experience for users.

iQIYI’s platform features a variety of premium video content, in particular iQIYI original dramas and shows. With in-house studios spearheading its original content production, iQIYI is home to many acclaimed original drama series and variety show franchises, and has successfully serialized its original content into blockbuster sequels to accumulate and amplify IP value over time. iQIYI’s in-house content production studios, together with its experienced supporting teams, help it industrialize content production, amass creative talents and produce premium content efficiently. iQIYI’s original content also includes content produced in collaboration with third-party partners. As of December 31, 2024, iQIYI’s comprehensive and diversified video content library boasted over 40,000 professionally produced long-form content titles, including drama series, variety shows, films, cartoons, animations, and others, along with approximately 10,000 mini-dramas.

Videos

iQIYI produces, aggregates and distributes a wide variety of long-form videos. iQIYI’s content ecosystem is further enriched by a broad spectrum of mini and short dramas, as well as a diverse range of other videos. iQIYI’s extensive portfolio encompasses primarily iQIYI original content and licensed content.

Long-Form Videos

iQIYI Original content. iQIYI’s original content includes content produced in-house and content produced in collaboration with third-party partners. iQIYI has a diversified portfolio that includes:

•	original dramas, such as War of Faith (追风者), Strange Tales of Tang Dynasty II To the West (唐朝诡事录之西行), and Drifting Away (漂白) which broke its internal 10,000 iQIYI popularity index score;

•	variety shows, such as the multi-season The Rap of China (新说唱), Become A Farmer (种地吧), and new IP The King of Stand-up Comedy (喜剧之王单口季);

•	movies, such as The Comeback (零号追杀), Rob & Roll (临时劫案), and Wolf Hiding (怒潮); and

•	cartoons and animations, such as the multi-season Deer Squad (无敌鹿战队) and Princess Doremi (音乐公主爱美莉), the long-running The Great Ruler (大主宰年番), and new IP How Dare You (成何体统).

iQIYI obtains the IP through production, adaptation or purchase from third parties, while the partners, typically established entertainment production companies, are responsible for content development and production. iQIYI maintains a high degree of control during the content development and production process.

iQIYI also adapts video IP into multiple entertainment products, such as online games, animations, online literature, and derivative merchandise.

Licensed content. In addition to original content, iQIYI also provides users with a selection of professionally produced content that is produced by and licensed from third parties. Leveraging iQIYI’s expertise in content selection, iQIYI has successfully debuted well-received titles such as the drama series We Are Criminal Police (我是刑警), A Journey to Love (一念关山), A Lifelong Journey (人世间), and the variety show Keep Running (奔跑吧). iQIYI’s licensed content library also features movies, animations, documentaries and other content.

iQIYI licensed video content is typically procured from third parties at fixed rates for a specified term. The average term of licenses varies depending on the type of content, with films having an average term of 14 years and drama series an average term of 15 years. Payments of licensing fees are generally made in installments upon signing of the contacts and during the license period. iQIYI also exchanges rights to distribute licensed content with other online video streaming services to enrich its content library. In certain cases, iQIYI has the right of first refusal to purchase new content produced by the licensor.

iQIYI leverages its content procurement team’s insights and its AI-based big data analytics capabilities to optimize content procurement. iQIYI has established partnerships with content providers to ensure access to high-quality content. These partners include leading domestic drama series production companies, film production companies and TV stations, “Big Five” Hollywood production studios, and top TV networks in the U.S.

Mini and Short Dramas

Starting in 2024, iQIYI is enhancing its content offerings by strategically integrating mini and short dramas to complement our extensive long-form content portfolio. Mini dramas, featuring episodes primarily one to five minutes long, are being optimized for vertical screen viewing, while short dramas, ranging primarily five to twenty minutes per episode, are designed for horizontal or vertical screen viewing. Mini and short dramas differ from long-form videos in format, storytelling style, and audience reach, catering specifically to users seeking quick entertainment breaks.

Through introducing mini and short dramas, iQIYI aim to cater to diverse user preferences and viewing scenarios.

This diversified content approach is designed to broaden iQIYI’s user reach while enhancing user satisfaction and loyalty, and drive monetization opportunities over time.

Other Video Content

iQIYI offers a broad base of other video content with all kinds of genres, formats, and running times, such as internet movies and dramas, mini variety shows and animations, grassroot or influencer uploaded videos, edited video clips, and video blogs. iQIYI’s other video content expands its library and allows it to capture a broader user base, drive user engagement and enhance user stickiness.

iQIYI generates revenues primarily through membership services, online advertising and content distribution. iQIYI also generates revenues from other monetization methods, including online games, IP licensing, talent agency, online literature and other licensing.

Membership Services. iQIYI’s membership services provide subscribing members with a choice of various membership privileges. iQIYI’s current membership program consists of multiple packages, tailored for individuals and families. Both individual and family packages include an ad-supported basic service tier and a standard service tier. Moreover, the family package also features a premium service tier. Each membership plan is offered at a different price and provides subscribing members with access to a large collection of subscribing members-only content comprised of long-form videos, mini and short dramas, online literature and others. Subscribing members also enjoy earlier access to certain content aired on the iQIYI platform and a bundle of viewing functions and features. iQIYI’s members primarily include subscribing members and, to a lesser extent, users who gain access to our premium content library through paid video-on-demand service. iQIYI reviews and evaluates the scope and the price of its membership services periodically, and may adjust based on evolving market needs from time to time.

iQIYI assesses and improves its membership services to better meet the evolving user demand. In 2024, iQIYI further enhanced its membership services by introducing the “Extra Member” feature, enabling monthly auto-renewing Golden VIP members to add a separate account for just RMB8 per month. Each account, both the primary and the add-on, will maintain separate user profiles to ensure an uninterrupted and personalized viewing experience.

Online Advertising. The prices of iQIYI’s advertising services depend upon various factors, including form and size of the advertising, level of sponsorship, popularity of the content or event in which the advertisements will be placed, and specific targeting requirements. iQIYI offers both brand advertising service and performance-based advertising service.

Content Distribution. iQIYI monetizes and enriches its content through content distribution. iQIYI sub-licenses content within its authorized scope to TV stations and other internet video streaming services. iQIYI also enters into barter agreements to exchange internet broadcasting rights of licensed content with other internet video streaming services. The barter agreement provides the licensee with the right to broadcast the licensed content, and the licensor retains the right to continue broadcasting and/or sub-licensing the exchanged content. We distribute our selected content not only to third-party platforms in mainland China but also to regions outside of mainland China. iQIYI also distributes theatrical movies invested by iQIYI to offline movie theaters.

Others. iQIYI’s other monetization models include online games, IP licensing, talent agency, online literature, other licensing and others.

Technology

We focus on technology and innovation. To stay at the forefront of the internet industry and to achieve long-term growth and success, we invest heavily in research and development. We have established several research labs in China and the United States, to enhance our research and development capabilities, including AI and other areas.

Baidu AI

We have been investing in AI since 2010, and we have opened up our AI platform to a large community of developers, which helps improve our AI capabilities and accelerate large-scale implementation of our AI. By doing so, we are turning the world’s most advanced AI capabilities into platforms for customers, developers and partners.

Our AI capabilities are powered by our self-developed four-layer AI stack, which includes cloud infrastructure, our in-house developed deep learning framework PaddlePaddle, our self-developed ERNIE foundation models, and applications.

AI Capabilities. In 2022, Baidu released ERNIE 3.0 Titan, a pre-training language model with 260 billion parameters. ERNIE 3.0 Titan is trained on a vast knowledge graph and massive unstructured data.

Baidu released ERNIE Bot, our conversational AI bot powered by ERNIE, our in-house foundation model in the first quarter of 2023. This launch demonstrated our significant investments and achievements in AI over the past ten years. In 2024, Baidu continued to upgrade ERNIE. Baidu launched ERNIE 3.5 in May 2023 and launched ERNIE 4.0 (EB4) in October 2023. According to IDC’s latest report on the technological abilities of AI models, issued in July 2023, ERNIE 3.5 excels in many areas, such as algorithm, industry coverage, developer tools and ecosystem. We believe that EB4 is a GPT4-type of model, displaying human-level performance in understanding, content generation, complex reasoning and memory retention. In June 2024, Baidu expanded the ERNIE family of models with the launch of ERNIE 4.0 Turbo, offering superior capabilities for typical use cases, and designed to run faster and at lower costs compared to ERNIE 4.0. These capabilities are crucial for developing AI-native applications and solutions. Baidu’s ERNIE family of models has been accessible to users and enterprises. In December 2024, ERNIE handled approximately 1.65 billion API calls daily.

In terms of software and hardware integration, Baidu’s independently developed AI chip, Baidu AI Chip, optimized for voice, natural language processing, image and other AI technologies, is capable of supporting deep learning frameworks such as PaddlePaddle, and flexibly supports training and prediction, making AI models more efficient in computing and within the application. Separately, Baidu also works with partners to build hardware ecology. As of December 31, 2024, PaddlePaddle has been equipped with more than 60 series of chips.

PaddlePaddle. PaddlePaddle is Baidu’s deep learning framework developed in-house, which we open-sourced in 2016. PaddlePaddle aims to solve a real problem for the public service sector and traditional industries, and enables developers to implement AI technologies efficiently. PaddlePaddle provides: (i) a deep learning framework based on programming logic enabling both development flexibility and stability; (ii) the ultra-large-scale training capacity for real-time updates of trillion-level parameters of deep learning models; (iii) end-to-end deployment of high-performance inference engines designed for diverse platforms and devices; and (iv) open-source industry-grade models covering a wide range of applications. PaddlePaddle has boosted the diversification and scaling of AI applications. By the end of 2024, the PaddlePaddle and ERNIE developer community grew to 19.24 million. Developers, academic institutes, enterprises, government administrations and hardware OEMs works together on PaddlePaddle, allowing PaddlePaddle to cultivate various industry models. As a result, PaddlePaddle is well capable to run through the entire AI industry chain, from hardware adaptation to model training, inference deployment and application, consolidating the foundation of industrial intelligence and accelerating the pace of intelligent upgrading. In addition, Baidu has partnered with academics and industry to develop AI talents. EasyDL and BML (a full-featured AI development platform) are PaddlePaddle’s enterprise versions.

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

Mobile Ecosystem Technologies

Search Technologies

Our search is powered by a set of industry-leading technologies, including the following, among others:

Ranking. We compare search queries with the content on web pages to help determine relevance. We have significantly improved the relevancy, freshness and authority of ranking using our machine learning modules to analyze the rich content on the internet and user intent, to prioritize the search results. We began using machine learning in 2010, to better understand the semantics beyond simple text of the search keywords, and in 2013, we began to apply deep learning in our search ranking system, which is playing an increasingly important role. In 2019, we began to develop One Shot (satisfying user with the first search result) by significantly enhancing the results of question parsing and analysis, answer matching, extraction, page content understanding and other aspects of our search engine, which has greatly improved user satisfaction with our search products.

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

Research and Development

We have a team of experienced engineers who are based mostly in Beijing, Shanghai and Shenzhen, China. We also have development centers in Sunnyvale, California. We compete aggressively for engineering and recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We have also recruited experienced engineers globally.

In the years ended December 31, 2022, 2023 and 2024, our research and development expenditures were RMB23.3 billion, RMB24.2 billion and RMB22.1 billion (US$3.0 billion), representing 19%, 18% and 17% of our total revenues, respectively. Our research and development expenses primarily consist of salaries and benefits for research and development personnel, server depreciation expenses and server custody fees. We expense research and development costs as they are incurred, except for capitalized software development costs that fulfill the capitalization criteria.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret protection laws in mainland China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property and our brand. We have 25,096 issued patents in mainland China covering invention, utility model and design, and intend to apply for more patents to protect our core technologies and intellectual property. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants, and nondisclosure agreements with selected third parties. “百度”, our company’s name “Baidu” in Chinese, has been recognized as a well-known trademark in China by the Trademark Office of National Intellectual Property Administration. In addition to owning “ ” and the related logos, we have applied for registration of various other trademarks. We also have registered certain trademarks in the United States, Australia, Brazil, Canada, Hong Kong, India, Indonesia, Japan, Malaysia, Mexico, New Zealand, Russia, Singapore, South Africa, South Korea, Thailand, the European Union and several other jurisdictions. In addition, we have registered our domain name baidu.com and certain other domain names with authorized registrars of ICANN (Internet Corporation for Assigned Names and Numbers). We have also successfully become designated Registry Operator for .baidu top-level domain names by ICANN.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights. Furthermore, the application of laws governing intellectual property rights in mainland China and abroad is uncertain and evolving and could involve substantial risks to us. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may face intellectual property infringement claims and other related claims, which could be time-consuming and costly to defend and may result in an adverse impact over our operations” and “—We may be subject to patent infringement claims with respect to our P4P platform.”

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

iQIYI faces competition for content sourcing, user traffic and advertising customers from other providers of online entertainment video services in mainland China, primarily including Tencent Video, Youku, Mango TV and Bilibili. iQIYI also competes with other internet media and entertainment services, such as internet and social platforms and short- or mini-form video platforms, as well as major TV stations.

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

Following the UN’s 17 Sustainable Development Goals (SDGs), we have continually improved our corporate social responsibility initiatives under the guidance of our ESG framework. We appreciate the oversight, guidance and feedback from different parties and are committed to collaborating closely with domestic and international organizations to support broader industry-wide ESG practices, to explore multi-dimensional use cases for our technology, to empower traditional industries with our capabilities and to promote a healthier lifestyle and the long-term sustainability of our society. In June 2021, we announced our goal to become carbon neutral by 2030. In 2023, Baidu established the Technology Ethics Committee to guide the practices of technology professionals. In September 2024, Forbes China placed Baidu on its 2024 China ESG 50 list. In October 2024, Baidu was upgraded from the prior ‘BBB’ rating to an ‘A’ rating by MSCI ESG Research. In 2025, we earned a position in the global edition of the S&P Global Sustainability Yearbook for the first time, demonstrating our further advancement in ESG performance. The selection stems from a comprehensive evaluation of 7,690 companies globally as part of the S&P Global 2024 Corporate Sustainability Assessment, underscoring Baidu’s sustainability practices.

Baidu released its annual ESG Report on May 13, 2024, which details Baidu’s latest ESG policies and sustainability initiatives.

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

While we rigorously implement environmentally sustainable policies and initiatives, we are also committed to presenting our users with green products and services, fulfilling our social responsibilities and diligently promoting our green ideas to the general public. For example, we have built our intelligent and green transportation ecosystem, relying on intelligent connected vehicle technology to comprehensively upgrade vehicles, roads and modes of travel. Baidu’s V2X deployed in Beijing and smart signal control system adopted by Baoding help reduce carbon emissions by about 17,000 tons and 41,600 tons annually respectively. We provide enterprises with AI Cloud solutions, promoting the sustainable development in many industries such as energy and textile. Baidu Maps provide users with low-carbon services, helping users to optimize their low-carbon routes, offering users with Navigation Services for New Energy Vehicles (NEVs). Our efforts promote the spread of green consumption among users. We have received various awards in recognition of our ESG efforts.

Building Social Trust and Developing Talent

Cybersecurity and Privacy Protection. As a reputable high-tech company serving a large community of users, we put data privacy protection and data security as our top priorities. In October 2021, we established a data management committee to further improve our policies and oversight over data management. Revolving around the dimensions of security, safety, and privacy, we built a research team filled with top-notch security experts. Focusing on our full stack of AI products and ecosystem, the team concentrates on cutting-edge technology, including vulnerability defense, AI security, security testing, privacy computing, etc., and developed and deployed multi-layer defense system. With their efforts, Baidu created a leading security technology system oriented for the AI-native cloud. We communicate with our users in an easy-to-understand manner to help them understand their rights under applicable laws and regulations. Through our data privacy and data security policies, users can learn about and control how their data is used and provide consent for data collection when necessary. We have put in place a comprehensive auditing mechanism across our business to keep track of the data privacy and data security actions taken throughout the lifecycle of our products and services. We utilize a complete set of data privacy and data security management systems that allow us to continually review and improve our processes. Guided by the principles of legal compliance, hierarchical protection, consistency of rights and responsibilities and continuous optimization, we have set up the mechanism for data security across the entire life cycle of products. This mechanism is designed to protect user privacy, validate the protection and legitimacy of data, and continuously maintain a secure state of operations. We have designed the General Privacy Policies and have drawn up specific privacy policies for individual products and services. We have also built an independent one-stop privacy protection platform, from which users can learn about our data privacy policies and provide feedback. We believe that we can make a complex world simpler through AI, but such vision can only be realized if AI is used properly.

In 2024, we removed over 91.18 million pieces of harmful information through manual content moderation and over 59.57 billion pieces through automatic content moderation. The core data of content moderation were disclosed on a quarterly basis.

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

We value training and development of our employees. We have developed a robust talent training system, Online Baidu School learning platform, which is aimed at elevating the caliber and job proficiency of AI professionals, and facilitating their comprehensive growth in pivotal areas such as practical skills, AI expertise and industry acumen. In 2024, the platform introduced 85 courses related to AI-native R&D trainings, enriching our employees’ access to learning materials on AI. In 2024, employees’ average training hours reached 31.6 hours.

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

We have been committed to addressing social problems with honors social responsibility as a corporate citizen. In 2024, Baidu donated RMB 1 million to the Tibet Autonomous Region and provided necessary living supplies and emergency psychological rescue to disaster-stricken communities.

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

Regulations on Corporate Governance

On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, which came into effect on July 1, 2024, to supersede the PRC Company Law which was amended in October 2018. The Amended PRC Company Law has made material amendments on corporate governance and shareholders rights of the PRC companies, including, among others, the statutory period for payment of registered capital, the setting of the board of directors and the board of supervisors, and transfer of equity interests in a company.

With respect to the period for payment of the registered capital, pursuant to the amended PRC Company Law, all shareholders of a PRC limited liability company shall fully pay up the registered capital subscribed for by such shareholders within five years since the date of establishment of such PRC limited liability company, unless otherwise provided by laws and regulations. With respect to any company established before the effective date of the amended PRC Company Law, the period of capital contribution provided in its articles of association shall be amended to meet the time limit provided in the Amended PRC Company Law if such period of capital contribution in its articles of association exceeds that as required by the amended PRC Company Law; with respect to any company whose period of capital contribution or amount of the registered capital are obviously abnormal, the competent government authority may require such company to adjust its period of capital contribution or amount of the registered capital in a timely manner. The amended PRC Company Law provides that the detailed implementation measures for the aforesaid provisions will be formulated by the State Council of the PRC. If any shareholder fails to make capital contributions on schedule and in full as provided in the articles of association, the company shall send a written notice requesting such shareholder to pay up all overdue registered capital within a grace period no less than sixty days from the issuance date of such notice. If, upon the expiration of the foregoing grace period, such shareholder still hasn’t fulfilled the obligation of capital contribution with respect to such overdue registered capital, the company may, upon adoption of the resolution of the board of directors, send a notice of forfeiture to such shareholder in writing. Since the issuance date of the foregoing notice, such shareholder shall forfeit the equity interests for which the capital contribution has not been paid up. The forfeited equity interests shall be transferred or cancelled in accordance with the applicable laws. On July 1, 2024, the State Council of the PRC issued the Provisions on Implementing the Registered Capital Registration and Management System under the PRC Company Law, which further specify the detailed requirements and measures of the registration and management of registered capital under the amended PRC Company Law. Pursuant to such provisions, there shall be a three-year interim period from July 1, 2024 to June 30, 2027 for the existing companies to adjust their periods of capital contribution. If the period of capital contribution of a company established before the effective date of the amended PRC Company Law exceeds the period prescribed under the Amended PRC Company Law, such company shall make an adjustment within the foregoing interim period to meet the requirements under the Amended PRC Company Law. The adjusted period of capital contribution shall be recorded in such company’s articles of association, and shareholders shall make capital contributions in full within such adjusted period. If a company fails to adjust the period of capital contribution and its registered capital in accordance with these provisions, the competent enterprise registration authority may order such company to make rectification.

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

Internet content services, or ICP services, are classified as one of the value-added telecommunication businesses. The Administrative Measures on Internet Information Services, promulgated by the PRC State Council in September 2000 and most recently amended on December 6, 2024, require companies engaged in the provision of commercial internet content services to obtain a Value-added Telecommunication Business Operation Permit for ICP services, or an ICP license from the government authorities before providing any commercial internet content services within mainland China. “Commercial internet content services” generally refer to provision of information service through public telecommunication network or internet for a fee. The Catalog of Classification of Telecommunications Services promulgated by the MIIT in December 2015 and amended in June 2019 further divides ICP services into information publication platform and delivery services, information search and inquiry services, information communities platform services, instant message services, and information security and management services. We do not believe our P4P services conducted by our certain mainland China subsidiaries are categorized as part of internet content services that require an ICP license under these regulations. Although Baidu Online conducts part of the P4P business by, among other things, examining and filtering P4P keywords, interacting with potential P4P customers, engaging in sales activities with our customers, P4P search results are displayed on the websites operated by Baidu Netcom, including baidu.com. Baidu Netcom, as the owner of our domain name baidu.com and holder of the necessary licenses and approvals, such as an ICP license, operates the website to list P4P search results and display other marketing and advertising content as an online marketing service provider.

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

In addition, on June 12, 2024, the CAC and other three authorities jointly promulgated the Provisions on Governance of Cyber Violence Information, which came into effect on August 1, 2024. Pursuant to the provisions, network information service providers shall (i) perform their primary responsibilities for managing network information contents, (ii) establish and improve the mechanism for governance of cyberviolence information, and (iii) improve the systems for user registration, account management, personal information protection, information release review, monitoring and early warning, and identification and handling, among others. When discovering illegal information and unhealthy information involving cyberviolence, the network information service providers shall forthwith stop the transmission of such information, take measures such as deleting, shielding and disconnecting links, keep relevant records, and report the case to relevant authorities. In the case of a suspected criminal offence, the network information service providers shall promptly report such case to the public security authority, with relevant clues provided, and cooperate in investigation and handling in accordance with laws.

Restrictions on Foreign Ownership in Value-Added Telecommunications Services. Foreign ownership in value-added telecommunication services is governed by the State Council according to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, which were recently amended on March 29, 2022 and became effective on May 1, 2022. According to these provisions, a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in mainland China is generally not permitted to exceed 50% unless otherwise permitted by laws and regulations. Although these provisions deleted the prior requirement that major foreign investors holding equity in enterprises providing value-added telecommunications services in mainland China must have a good track record and operational experience in providing these services, the PRC government authorities have not promulgated any implementation rules in line with these new changes. Accordingly, there are uncertainties as to whether foreign investors without a good track record and operational experience in providing these services may qualify as major foreign investors in value-added telecommunications enterprises. Although the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version) allow a foreign investor to own more than 50% of the total equity interest in an e-commerce business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business, other requirements provided by these provisions still apply. We believe that it would be impracticable for us to acquire any equity interest in the variable interest entities without diverting management attention and resources. Moreover, we believe that our contractual arrangements with these entities and the individual nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance. Accordingly, we currently do not plan to acquire any equity interest in any of the variable interest entities.

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

On April 8, 2024, the MIIT issued the Circular on Launching the Pilot Program of Expanding the Opening-up of Value-Added Telecommunications Services, which states that in the pilot areas, the foreign shareholding restrictions on (i) the internet data center, (ii) the content delivery network, (iii) the internet service providers, (iv) the online data processing and transaction processing, (v) the information dissemination platform and delivery services (but excluding internet news information services, online publishing services, online audiovisual services, and internet cultural services), and (vi) the information protection and processing services will be removed. According to this circular, the “pilot areas” include Beijing Comprehensive Demonstration Zone for Expanding Opening-up in the Service Sector, the Lin-Gang Special Area of Shanghai Pilot Free Trade Zone and the Pioneering Area in Socialist Modernization, the Hainan Free Trade Port, and the Shenzhen Pilot Demonstration Area of Socialism with Chinese Characteristics. This circular also clarifies the foreign invested telecommunication enterprise that intends to provide the aforesaid value-added telecommunications services in the pilot areas shall apply to the MIIT for obtaining the official approval of the pilot program of telecommunications services, comply with the applicable laws and regulations when providing telecommunications services, and accept and cooperate with the supervision and administration of the telecommunication administrations and the relevant competent authorities.

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

On March 15, 2024, the State Council promulgated the Regulation on the Implementation of the Law of the PRC on the Protection of Consumer Rights and Interests, which came into effect on July 1, 2024. Pursuant to these regulations, if a business operator provides services by means of automatic extension or automatic renewal, it shall draw the attention of consumers to the same in a prominent way before consumers’ acceptance of such services and the date of automatic extension or automatic renewal. With regard to the violation of the foregoing provisions by any business operator, if other relevant laws and regulations stipulate on punishment methods, such provisions of laws and regulations shall prevail; in the absence of such provisions, the competent market regulators or any other relevant administrative authorities shall order the business operator to make correction, and may, depending on the seriousness of the violation, separately or concurrently impose a warning, confiscation of illegal income, a fine ranging from one to five times of the illegal income, or a fine of not more than RMB 300,000 if there is no illegal income. More seriously, the business operator may be ordered to suspend operation for rectification and its business license may be revoked.

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

On August 22, 2024, the SMAR promulgated the Guideline on Regulatory Enforcement concerning the Identifiability of Internet Advertising. The guideline further specifies the criteria and requirements on the identifiability of internet advertisements. Pursuant to the guideline, the identifiability of internet advertisements refers to the distinguishability of internet advertisements from other non-advertisement information, which enables consumers to identify them as advertisements. Advertising distributors may enhance the identifiability of internet advertisements by means of text annotation and voice prompts. If text annotations are adopted, “advertisement” shall be conspicuously indicated. If voice prompts are adopted, the relevant content shall be clearly indicated as an “advertisement” through clear voice. If the commodities or services advertised and ranked according to bidding for priority placement are not prominently marked (or clearly indicated) the word “advertisement,” the competent governmental authorities shall investigate and penalize such acts.

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

On July 26, 2024, the Ministry of Natural Resources issued the Circular on Strengthening the Security Management of Surveying and Mapping Geographic Information for Intelligent Connected Vehicles. Pursuant to this circular, the collection, storage, transmission and processing of spatial coordinates, live images (videos, images and other environment perception data), point clouds and their attribute information and other geoinformation data (including road topology data) of intelligent connected vehicles and surrounding road facilities during their operation, service and testing, belong to the surveying and mapping activities specified in the PRC Surveying and Mapping Law, and shall be regulated and administered in accordance with laws and regulations on surveying and mapping. Basic maps, advanced driver assistance maps, high-precision maps and automatic driving maps used in intelligent connected vehicles are electronic navigation maps. The collection, storage, transmission and processing of geoinformation data transmitted back by intelligent connected vehicles as well as the production of maps shall be undertaken by the institutions that have the qualification for producing electronic navigation maps and other surveying and mapping qualifications.

Regulations on Generative AI. Prior to 2022, the provisions on the generative AI technology are stipulated in the regulations and rules about internet information services dispersedly. For example, according to the Provisions on the Management of Network Information Content Ecology issued by the CAC at the end of 2019, a network information content service platform must not, among others, (i) utilize new technologies such as deep-

learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; or (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display. According to the Administrative Provisions on Online Audio-visual Information Services jointly issued by the CAC, the Ministry of Culture and Tourism and the NRTA on November 18, 2019, the production, release and dissemination of any unauthentic audio-visual information by use of any new applications and technologies bases on deep learning and virtual reality must be labeled in a prominent manner by the online audio-visual information service providers and users. Furthermore, any online audio-visual information service providers and users should not produce, release or disseminate false news by use of new applications and technologies based on deep learning and virtual reality.

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

On March 7, 2025, the CAC and other three PRC government authorities jointly issued the Measures for Identification of AI Generated Synthetic Contents, which will take effect on September 1, 2025. According to these measures, identifications of AI-generated synthetic contents include explicit identifications and implicit identifications, among which, (i) explicit identifications refer to the identifications added to the generated synthetic contents or interactive scene interface, which are presented in text, sound, graphics, etc., and may be clearly perceived by users, and (ii) implicit identification refers to the identifications added to the file data of generated synthetic contents by taking technical measures, which are not easily perceived by users. If the generated synthetic services provided by the service providers fall within the scope of intelligent dialogue, intelligent writing, synthetic voice, face generation, immersive scene generation or other deep synthesis services with the function of generating or significantly changing information content, which may lead to public confusion or misidentification, explicit identifications shall be added to the generated synthesis contents. Service providers shall add the implicit identifications in the metadata of the documents of generated synthetic contents, which shall include the attribute information of the generated synthetic contents, name or code of the service providers, content serial number and other production element information. Meanwhile, the service providers are encouraged to add implicit identifications in such forms as digital watermarks, to the generated synthetic contents.

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

In May 2017, the CAC issued the Provisions on the Administration of Internet News Information Services and their implementing rules, which became effective on June 1, 2017. Pursuant to these provisions and their implementing rules, if an entity intends to provide internet news information service, it is required to obtain an approval from the State Council News Office and receive an Internet News Information Service License. Internet news information service refers to editing, publishing and reprinting and the dissemination platform service of internet news through internet websites, mobile apps, forums, blogs, micro-blogs, official accounts, instant message tools, live-streaming and other similar means. Pursuant to these provisions, no internet news information service organizations may take the form of a foreign-invested enterprise, whether a joint venture or a wholly foreign-owned enterprise, and no cooperation between internet news information service organizations and foreign-invested enterprises is allowed prior to the security evaluation by the CAC. On March 12, 2022, the NDRC and the Ministry of Commerce issued the Negative List for Market Access (2022 Version), which specifies the prohibition of illegal engagement in news media business, and further emphasizes that non-state capital should not engage in the gathering, editing, broadcasting and distribution of news information. Baidu Netcom obtained the Internet News Information Service License, which permits it to publish internet news pursuant to the PRC laws and regulations, in December 2006, and such license most recently expired on October 15, 2024. As of the date of this annual report, Baidu Netcom is still in the process of renewing such license.

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

The Regulations for the Administration of Audio and Video Products, as released by the State Council in December 2001 and last amended in December 2024, require that the publication, production, duplication, importation, wholesale, retail and renting of audio and video products are subject to a license issued by competent authorities.

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

On May 27, 2016, the State Administration of Press, Publication, Radio, Film and Television issued the Notice on Relevant Issues concerning Implementing the Approval Works of Upgrading Mobile Internet Audio-Video Program Service. This notice provides that the mobile internet audio-video program services shall be deemed internet audio-video program service. Entities which have obtained the approvals to provide the internet audio-video program services may use mobile WAP websites or mobile applications to provide audio-video program services. Entities with regulatory approvals may operate mobile applications to provide the audio-video program services. The types of the programs should be within the permitted scope as provided in the licenses and such mobile applications are required to be filed with the NRTA and/or SFB.

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

Baidu Netcom has renewed its Online Audio/Video Program Transmission License, which remains valid until July 2027. Beijing iQIYI has an Online Audio/Video Program Transmission License that is valid until October 2027. Another entity in our group has an Online Audio/Video Program Transmission License that is valid until March 2026.

Regulations on Live Streaming

In November 2016, the CAC promulgated the Administrative Provisions on Internet Live-streaming Service, which took effect on December 1, 2016. Pursuant to the Administrative Provisions, internet live-streaming service refers to continuous publishing of real-time information to the public on internet by means of video, audio, graphics, text or other forms, and an internet live-streaming service provider refers to an operator of the platform providing internet live-streaming service. In accordance with the administrative provisions, an internet live-streaming service provider must verify and register the identity information of publishers of live-streaming programs and users on its platform, and file the identity information of the publishers with the local government authority for record. Any internet live-streaming service provider engaging in news service must obtain internet news information service qualification and operate within the permitted scope of such qualification. In September 2016, the State Administration of Press, Publication, Radio, Film and Television issued the Circular on Strengthening Administration of Live-streaming Service of Network Audio/Video Programs. Pursuant to the circular, any entity that intends to engage in live audio/video broadcasting of major political, military, economic, social, cultural or sport events or activities, or live audio/video broadcasting of general social or cultural group activities, general sporting events or other organizational events, must obtain an Online Audio/Video Program Transmission License with a permitted operation scope covering the above business activities. Any entity or individual without qualification is prohibited from broadcasting live audio/radio programs involving news, variety shows, sports, interviews, commentary or other forms of programs through any online live-streaming platform or online live broadcasting booth, nor are they permitted to start a live broadcasting channel for any audio or radio programs. In addition, no entity or individual other than licensed radio stations or television stations are allowed to use “radio station,” “television station,” “broadcasting station,” “TV” or other descriptive terms exclusive to television and radio broadcasting organizations to engage in any business on the internet without approval. Furthermore, the CAC issued a notice in July 2017 which requires operators of internet news and information reproduction and broadcasting services, including commercial website apps that contain live-streaming features, and other internet live-streaming services, to file with the local CAC starting from July 15, 2017. The Circular on Tightening the Administration of Internet Live-Streaming Services jointly issued jointly by the MIIT, the CAC and several other government agencies in August 2018 reiterates the license requirements for online-streaming service providers and requires the operator to file with the local public security authority within 30 days after it commences the service online.

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

Baidu Netcom provides online traffic information inquiry services as well as internet map services and has obtained a Surveying and Mapping Qualification Certificate for internet map services. Another entity in our group has also obtained the Surveying and Mapping Qualification Certificate. In accordance with the Provisions on the Administration of Examination of Maps, we have applied and will apply for examination and approval of the continually iterative and updated maps that are used in our products.

Regulations on Intellectual Property Rights

The PRC has adopted legislation governing intellectual property rights, including patents, copyrights, trademarks, and domain names.

Patent. The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention, a term of fifteen years in the case of designs and a term of ten years in the case of utility models.

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

In November 2016, the Standing Committee promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017. In accordance with the Cybersecurity Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On September 12, 2022, the CAC released the Decision on Amending the PRC Cybersecurity Law (Draft for Comments) to solicit public opinions by September 29, 2022, aiming to further protect the cybersecurity and effectively ensure the alignment between the PRC Cybersecurity Law and other newly promulgated laws and regulations. On August 20, 2021, the Standing Committee of the National People’s Congress adopted the PRC Personal Information Protection Law, which took effect on November 1, 2021. The PRC Personal Information Protection Law integrated the scattered rules with respect to personal information rights and privacy protection.

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

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flow, which came into effect on the same date. To provide data abroad, any data processor shall apply the security assessment to the national cyberspace administration through the cyberspace administration authority at the provincial level at its locality if it satisfies either of the following condition: (i) where a critical information infrastructure operator provides personal information or important data abroad; or (ii) where any data processor other than a critical information infrastructure operator provides important data abroad or provides personal information (excluding sensitive personal information) of no less than 1 million individuals or sensitive personal information of not less than 10,000 individuals, accumulatively as of January 1 of the current year, to overseas parties. Where any data processor other than a critical information infrastructure operator provides abroad the personal information (excluding sensitive personal information) of not less than 100,000 but not more than 1 million individuals, or the sensitive personal information of not more than 10,000 individuals, accumulatively as of January 1 of the current year, it shall enter into a standard contract with overseas recipients for provision of personal information abroad or go through the authentication on protection of personal information in accordance with laws. On January 3, 2025, the CAC issued the Draft Measures for Authentication on Protection of Personal Information for Cross-Border Transfer of Personal Information for public comments, to provide further guidance and regulatory requirements on authentication on protection of personal information for cross-border transfer of personal information.

On September 24, 2024, the State Council promulgated the Regulations on the Network Data Security, which came into effect on January 1, 2025. Pursuant to these regulations, a network data processer processing the personal information of more than 10 million individuals shall comply with the provisions governing the important data processers. An important data processor shall carry out the risk assessment before any network data is provided by such important data processor, or such important data processor is entrusted to process or jointly process the network data. In addition, the important data processor shall also carry out risk assessments of their network data processing activities every year and submit risk assessment reports to relevant authorities at or above the provincial level. These regulations also stipulate the obligations of the Network platform service providers. Network platform service providers shall specify the network data security protection obligations of third-party product and service providers who access their platforms, through platform rules, contracts or otherwise, and urge third-party product and service providers to strengthen network data security management. Network platform service providers recommending information to individuals in an automatic decision-making manner shall set up a personalized recommendation closing option that is easy to understand, access and operate, and provide users with such functions as refusing to receive recommended information and deleting user tags targeted at their personal characteristics. Where the service provider of a large network platform, which refers to a network platform with more than 50 million registered users or more than 10 million monthly active users, complex business types, and network data processing activities having a significant impact on national security, economic operation, national welfare and people’s livelihood, provides cross-border network data, it shall comply with the administrative requirements of the State on cross-border data security management and improve the relevant technical and administrative measures to prevent cross-border security risks of network data.

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

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Decision on Strengthening Network Information Protection provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by the MIIT and became effective in September 2013, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information. In accordance with the PRC Cybersecurity Law, network operators are required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant collected personal information.

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

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the PRC Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by the MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such App,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “provision of personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.” Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information;

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

On February 12, 2025, the CAC issued the Administrative Measures for Personal Information Protection Compliance Audit, which will take effect on May 1, 2025. According to these administrative measures, any personal information processor who processes personal information of more than 10 million individuals shall carry out the personal information protection compliance audit at least once each two years. Any personal information processor who processes personal information of more than 1 million individuals shall designate a specific officer to be responsible for the compliance audit of its personal information protection. Any personal information processor providing important internet platform services, with a large number of users and with the complicated business types shall establish an independent institution mainly composed of external personnel to supervise the personal information protection compliance audit. After completion of compliance audit, the personal information processors shall submit the compliance audit report issued by the agency to the protection authorities. Any personal information processor which violates these provisions shall be punished in accordance with the PRC Personal Information Protection Law, the Regulations on the Network Data Security and other relevant laws and regulations. If the violation constitutes a crime, such personal information processor shall be prosecuted for criminal responsibility.

Regulations on Anti-Monopoly and Unfair Competition Matters related to Internet Platform Companies

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

On May 6, 2024, the SMAR promulgated the Interim Provisions on Anti-Unfair Competition on the Internet, which came into effect on September 1, 2024. Pursuant to the provisions, a platform operator with competitive advantages, without justifiable reasons, shall not make use of technical means to abuse the advantages in background transaction data, traffic and other information and management rules, to impede or disrupt the normal operation of cyber goods or services legally provided by other business operators and disrupt the fair competition order of the market by shielding any third party’s operating information or unjustifiably interfering with the display order of goods or otherwise. A platform operator shall not take advantage of service agreements, transaction rules or other means to impose unreasonable restrictions on or attach unreasonable conditions to the transactions of the business operators using the platform, the transaction price and the transactions with other business operators.

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

On September 6, 2024, the NDRC and the MOC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), which became effective on November 1, 2024, to supersede the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version). Pursuant to such measures, if a domestic company engaging in the prohibited business stipulated in the 2024 negative list seeks an overseas offering and listing, it must obtain the approval from the competent government authorities. Besides, the foreign investors of the company should not be involved in the company’s operation and management, and their shareholding percentage are subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors.

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

After a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation. Among others, this circular relaxes the prior restrictions and allows the foreign-invested enterprises without equity investment as in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, this circular stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. Payments for transactions that take place within mainland China must be made in RMB. Foreign currency revenues received by companies in mainland China may be repatriated into mainland China or retained outside of mainland China in accordance with requirements and terms specified by SAFE.

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

Foreign Exchange Registration of Offshore Investment by Domestic Residents of Mainland China. On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37. SAFE Circular No. 37 requires domestic residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such domestic residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the domestic residents in the offshore special purpose vehicles or domestic companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a domestic resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by domestic individuals, a share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are domestic residents do not complete their registration with the local SAFE branches, the mainland China subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its mainland China subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under laws of mainland China for evasion of applicable foreign exchange restrictions. We have notified holders of ordinary shares of our company whom we know are domestic residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. After the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment became effective on June 1, 2015, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration. We are aware that Mr. Robin Yanhong Li, our chairman, chief executive officer and principal shareholder, who is a domestic resident, has registered with the local SAFE branch. We, however, cannot provide any assurances that all of our shareholders who are domestic residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our domestic resident shareholders to comply with the registration procedures may subject the domestic resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our mainland China subsidiaries’ ability to distribute dividends to or obtain foreign exchange dominated loans from our company.

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

C.	Organizational Structure

The following is a list of our principal subsidiaries and the variable interest entities as of the date of this annual report on Form 20-F:

Name	Place of Formation	Relationship
Baidu Holdings Limited	British Virgin Islands	Wholly owned subsidiary
Baidu (Hong Kong) Limited	Hong Kong	Wholly owned subsidiary
Baidu Online Network Technology (Beijing) Co., Ltd.	Mainland China	Wholly owned subsidiary
Baidu (China) Co., Ltd.	Mainland China	Wholly owned subsidiary
Baidu.com Times Technology (Beijing) Co., Ltd	Mainland China	Wholly owned subsidiary
Dulian Network Technology (Hainan) Co., Ltd	Mainland China	Wholly owned subsidiary
Beijing Baidu Netcom Science Technology Co., Ltd.	Mainland China	Variable interest entity
Beijing Perusal Technology Co., Ltd	Mainland China	Variable interest entity
iQIYI, Inc.	Cayman Islands	Majority-owned subsidiary
Beijing QIYI Century Science & Technology Co., Ltd	Mainland China	Majority-owned subsidiary
Beijing iQIYI Science & Technology Co., Ltd	Mainland China	Variable interest entity
Beijing Duyou Information Technology Co., Ltd	Mainland China	Wholly owned subsidiary

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

(3)

Mr. Xiaohua Geng holds 99% of the equity interests in Beijing iQIYI Science & Technology Co., Ltd. and Yangshipin Integrated Media Development Co., Ltd., a third-party minority shareholder, holds 1% of the equity interests in Beijing iQIYI Science & Technology Co., Ltd.

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

These contractual agreements among our company/iQIYI and our subsidiaries, the variable interest entities and their respective shareholders generally include proxy agreements or shareholder voting rights trust agreements, exclusive equity purchase and transfer option agreements or exclusive purchase option agreements, loan agreements, operating agreements or business operation agreements, exclusive technology consulting and services agreements, and equity pledge agreements, as the case may be. As for some of the variable interest entities, our subsidiaries have entered into additional business cooperation agreements, power of attorney, license agreements and/or commitment letters (as the case may be) with these variable interest entities and their respective nominee shareholders. We do not have any equity interests in the variable interest entities and these contractual agreements are not equivalent to equity ownership in the business of the variable interest entities. Despite the lack of equity majority ownership, as a result of the contractual arrangements, the shareholders of the variable interest entities effectively assigned all of their voting rights and economic interests underlying their equity interest in the variable interest entities to the primary beneficiaries of these companies, which gives our company/iQIYI the power to direct the activities that most significantly impact the variable interest entities’ economic performance. In addition, through the other exclusive agreements, which consist of exclusive equity purchase and transfer option agreements/exclusive purchase option agreements or commitment letters, operating agreements/business operation agreements, exclusive technology consulting and services agreements and license agreements, the primary beneficiaries, by themselves or by their wholly-owned subsidiaries in mainland China, demonstrate their ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the variable interest entities. The variable interest entities are subject to operating risks, which determine the variability of our company’s interest in those entities. Based on these contractual arrangements, we consolidate the variable interest entities as required by Accounting Standards Codification (ASC) Topic 810, Consolidation. The individual nominee shareholders of Baidu Netcom, Beijing Perusal and Beijing iQIYI, the variable interest entities, are directors or members of senior management of our company/ iQIYI. We/iQIYI consider such people suitable to act as the nominee shareholders of these variable interest entities because of, among other considerations, their contribution to our company/iQIYI, their competence and their length of service with and loyalty to our company/iQIYI. If the variable interest entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that effectively assigned us the voting rights and/or economic interests in the variable interest entities. Furthermore, if we are unable to maintain such effective assignment, we would not be able to continue to consolidate the financial results of the variable interest entities in our financial statements. In 2022, 2023 and 2024, we derived 47%, 45% and 44% of our external revenues from the variable interest entities, respectively. Based on the book value of Baidu Netcom and Beijing Perusal and taking into account major adjustments for intra-group transactions, the revenue contribution of Baidu Netcom to us for each of the years ended December 31, 2022, 2023 and 2024 was 15%, 13% and 17%, respectively, and the revenue contribution of Beijing Perusal was all 0% for each of the same periods. For a detailed revenue contribution, see “Item 3.A. [Reserved]—Financial Information Related to the Variable interest Entities.” For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulations.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

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

Each of the proxy agreements or shareholder voting rights trust agreements amongst our company and the shareholders of Beijing Perusal and between Beijing QIYI Century and the individual shareholder of Beijing iQIYI contains substantially the same terms as those described above. Each of the proxy agreements or shareholder voting rights trust agreements will be in effect for an unlimited term unless terminated in writing by our company or other subsidiaries. Each of the powers of attorney or shareholder voting rights trust agreements will be in effect for as long as the shareholder of Beijing Perusal or Beijing iQIYI, holds any equity interests in Beijing Perusal or Beijing iQIYI, as the case may be.

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

Each of the exclusive equity purchase and transfer option agreements/exclusive purchase option agreements amongst our company, Baidu Online, Beijing Perusal and its shareholders and iQIYI, Beijing QIYI Century, Beijing iQIYI and its individual shareholder contains substantially the same terms as those described above, except that the initial term of the amended and restated exclusive purchase option agreement amongst iQIYI,

Beijing QIYI Century, Beijing iQIYI and its shareholder is ten years, which has been extended to November 22, 2032, and can be further renewed at iQIYI’s discretion.

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

In 2022, 2023 and 2024, Baidu Netcom and Beijing Perusal did not pay any service fees to Baidu Online.

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

Pursuant to the amended and restated business operation agreement dated January 30, 2013 amongst Beijing QIYI Century, Beijing iQIYI and its individual shareholder, Beijing QIYI Century provides guidance and instructions on Beijing iQIYI’s daily operations and financial affairs. In addition, Beijing QIYI Century agrees to guarantee Beijing iQIYI’s performance under any agreements or arrangements relating to Beijing iQIYI’s business arrangements with any third party. The agreement can only be unilaterally revoked by Beijing QIYI Century. The initial term of the agreement is ten years, which has been extended for another ten years to January 30, 2033, and can be further extended at Beijing QIYI Century’s discretion.

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

Pursuant to loan agreements amongst the shareholders of Beijing Perusal and Baidu Online, the amount of loans extended to the respective shareholders of Beijing Perusal is RMB3.2 billion. The term of the loan agreements will expire on March 30, 2028 and October 29, 2029, respectively, and can be extended with the written consent of both parties before its expiration. Each of the loan agreements amongst Baidu Online and the respective shareholders of Beijing Perusal, and Beijing QIYI Century and the individual shareholder of Beijing iQIYI, contains substantially the same terms as those described above, except that the amount of the loans and that the contract expiration date varies. The term of the loan agreement amongst Beijing QIYI Century and the individual shareholder of Beijing iQIYI will expire on June 23, 2031 and can be further extended upon the written notification from Beijing QIYI Century.

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

Each of the equity pledge agreements amongst Baidu Online and the shareholders of Beijing Perusal and Beijing QIYI Century and the individual shareholder of Beijing iQIYI contains substantially the same terms, including its term to expiration, as those described above.

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

Not Applicable.

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

We generated total revenues of RMB123.7 billion, RMB134.6 billion and RMB133.1 billion (US$18.2 billion) in 2022, 2023 and 2024, respectively. Our operating profits were RMB15.9 billion, RMB21.9 billion and RMB21.3 billion (US$2.9 billion) in 2022, 2023 and 2024, respectively. Net income attributable to Baidu, Inc. were RMB7.6 billion, RMB20.3 billion and RMB23.8 billion (US$3.3 billion) in 2022, 2023 and 2024, respectively.

Revenues

Baidu Core. Baidu Core revenues primarily comprise of (i) P4P online marketing services that include search and feed; (ii) other online marketing services, including display advertisement and based on performance criteria other than CPC; (iii) cloud services; (iv) smart devices and services; (v) non-marketing consumer-facing services such as membership; and (vi) intelligent driving. We expect Baidu Core to continue to generate a majority of our revenues.

A majority of Baidu Core revenues are derived from online marketing services. Our P4P platform is an online marketplace that introduces internet search users to customers, who pay us a fee based on click-throughs for priority placement of their links in the search results. We also provide feed online marketing services to our customers. Our feed platform helps customers target relevant feed users, and customers pay us based on a CPC basis, cost-per-thousand impressions (CPM) or advertisement displays of their products. In addition, we provide our customers with other performance-based and display-based online marketing services.

Our cloud services include enterprise and public sector cloud, and personal cloud. Our enterprise and public sector cloud offers a full suite of cloud services and solutions, including IaaS, PaaS, and SaaS, and is differentiated by our AI capabilities. Enterprises and the public sector have been the growth engine for our cloud revenue. For the personal cloud service, we offer Baidu Drive, which allows users to store and retrieve photos, videos, and other files on AI Cloud, along with other capabilities, such as group share and data transfer. We also leveraged ERNIE to transform Baidu Wenku into a one-stop shop for various document creation needs. Personal cloud service contributed a small portion of total cloud revenues.

Apart from the online marketing services and cloud services, Baidu Core also generates revenue by providing products and services ranging from smart devices and services, non-marketing consumer-facing services and intelligent driving.

iQIYI. iQIYI is a leading provider of online entertainment video services in mainland China. iQIYI remains focused on high-quality content and user experience. iQIYI provides its users with a variety of products and services encompassing online video, online games, online literature, comics and others. iQIYI generates revenues through membership services, online advertising services and a suite of other monetization methods.

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

Cost of Revenues

Our cost of revenues primarily consist of content costs, traffic acquisition costs, bandwidth costs, depreciation costs, server custody fees, cost of goods sold, salaries and benefits for operation and service personnel and other operational cost.

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

Mainland China Enterprise Income Tax

Mainland China’s statutory enterprise income tax rate is 25%. An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a “High and New Technology Enterprise” strongly supported by the state. Pursuant to the Administrative Measures on the Recognition of High and New Technology Enterprises, as amended in January 2016, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation make a joint determination on whether an enterprise is qualified as a “High and New Technology Enterprise,” or HNTE, under the EIT Law. In making such determination, these government agencies consider, among other factors, ownership of core technology, whether the key technology supporting the core products or services falls within the scope of high and new technology strongly supported by the state as specified in the administrative measures, the ratios of research and development personnel to total personnel, the ratio of research and development expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in the guidance. A “High and New Technology Enterprise” certificate is effective for a period of three years. Further, preferential enterprise income tax rates are available for qualified Software Enterprises whereby entities are entitled to full exemption from enterprise income tax for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years.

Certain PRC subsidiaries and VIEs, including Baidu Online, Baidu China, Baidu International and Baidu Netcom, etc. are qualified HNTEs and enjoy a reduced tax rate of 15% for the years presented, which will expire from 2025 to 2027. An entity could re-apply for the HNTE certificate when the prior certificate expires. Historically, all of the Company’s subsidiaries and VIEs have successfully renewed their certificates when the prior ones expired. Certain subsidiaries enjoyed a reduced tax rate as qualified Software Enterprise for the years presented, which will expire from 2025 to 2027.

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

The British Virgin Islands, where Baidu Holdings Limited, the sole shareholder of certain of our mainland subsidiaries such as Baidu Online, is incorporated, does not have such a tax treaty with mainland China.

Hong Kong, where Baidu (Hong Kong) Limited, our wholly owned subsidiary and the sole shareholder of certain of our mainland China subsidiaries such as Baidu Times and Baidu China, is incorporated, has a tax arrangement with mainland China that provides for a lower withholding tax rate of 5% on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the mainland China enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. However, pursuant to Circular on Issues Concerning Implementing Dividend Clauses of Tax Treaties issued by the State Administration of Taxation in February 2009, if the PRC tax authorities determine, in their discretion, that a company benefits from the reduced withholding tax rate on dividends due to a structure or arrangement designed for the primary purpose of obtaining favorable tax treatment, the PRC tax authorities may adjust the preferential tax treatment. Moreover, pursuant to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, issued by the State Administration of Taxation in February 2018, which became effective from April 1, 2018, a resident of a contracting state will not qualify for the benefits under the tax treaties or arrangements, if it is not the “beneficial owner” of the dividend, interest and royalty income. According to this circular, a “beneficial owner” is required to have ownership and the right to dispose of the income or the rights and properties giving rise to the income, and generally engage in substantive business activities. An agent or conduit company will not be regarded as a “beneficial owner” and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up primarily for the purpose of evading or reducing taxes or transferring or accumulating profits. In addition, pursuant to Bulletin on Administrative Measures on Treaties Benefit for Non-resident Taxpayers, issued by the State Administration of Taxation in October 2019, non-resident enterprises are not required to obtain pre-approval from the tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises may, if they determine by self-assessment that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply for the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-filing examinations by the tax authorities.

From 2022 to 2024, certain of our mainland China subsidiaries have declared and distributed profits earned to Baidu (Hong Kong) Limited, the dividend payments are subject to withholding tax. In addition, in 2024, Baidu Inc. received RMB15.2 billion (US$2.1 billion) as cash distributions from one of its subsidiaries. We have made tax provisions based on the corresponding tax rate. If our mainland China subsidiaries further declare and distribute profits earned after January 1, 2008 to us in the future, the dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For the potential distributable profits to be distributed to our qualified Hong Kong incorporated subsidiary, the deferred tax liabilities are accrued at a 5% withholding tax rate. For more information on related risks, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—If our mainland China subsidiaries declare and distribute dividends to their respective offshore parent companies, we will be required to pay more taxes, which could have a material and adverse effect on our result of operations.”

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

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions)
Consolidated Statements of Comprehensive Income Data
Revenues:
Online marketing services	74,711	81,203	78,563	10,763
Others	48,964	53,395	54,562	7,475

Total revenues	123,675	134,598	133,125	18,238

Operating costs and expenses(1):
Cost of revenues	63,935	65,031	66,102	9,056
Selling, general and administrative	20,514	23,519	23,620	3,236
Research and development	23,315	24,192	22,133	3,032

Total operating costs and expenses	107,764	112,742	111,855	15,324

Operating profit	15,911	21,856	21,270	2,914

Total other (loss) income, net	(5,799)	3,342	7,352	1,007

Income before income taxes	10,112	25,198	28,622	3,921

Income taxes	2,578	3,649	4,447	609

Net income	7,534	21,549	24,175	3,312

Less: Net (loss) income attributable to non-controlling interests	(25)	1,234	415	57

Net income attributable to Baidu, Inc.	7,559	20,315	23,760	3,255

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions)
(1) Share-based compensation expenses are allocated in operating costs and expenses as follows:
Cost of revenues	409	590	461	63
Selling, general and administrative	1,750	1,678	1,427	195
Research and development	4,629	4,077	2,896	397

Total	6,788	6,345	4,784	655

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Consolidated revenues. Our total revenues in 2024 were RMB133.1 billion (US$18.2 billion), decreasing by 1% from 2023.

Our online marketing revenues for Baidu Core in 2024 were RMB73.0 billion (US$10.0 billion), decreasing by 3% from 2023, mainly due to weakness in certain offline sectors, such as healthcare, real estate and home furnishing, which were particularly impacted by persistent macroeconomic challenges. During 2024, we continued AI-driven search renovation to enhance our monetization potential.

Our online marketing revenues for iQIYI in 2024 were RMB5.7 billion (US$783 million), decreasing by 8% from 2023, primarily due to the decrease in the brand advertising business, partially offset by the growth of performance-based advertising business.

Other revenues in 2024 were RMB54.6 billion (US$7.5 billion), increasing by 2% from 2023, mainly driven by AI Cloud business. For a detailed description, see “—Segment Revenues.”

Consolidated operating costs and expenses. Our total operating costs and expenses decreased by RMB887 million, or 1%, from RMB112.7 billion in 2023 to RMB111.9 billion (US$15.3 billion) in 2024.

Cost of Revenues. Our cost of revenues increased by RMB1.1 billion, or 2%, from RMB65.0 billion in 2023 to RMB66.1 billion (US$9.1 billion) in 2024, primarily due to the following factors:

•	An increase of RMB1.6 billion in traffic acquisition costs, which arose from increasing union revenues.

•	An increase of RMB1.3 billion in bandwidth costs and server custody fees, mainly related to development of AI cloud business.

•	A decrease of RMB820 million in depreciation costs, mainly due to the revision of servers’ estimated useful lives from five to six years to reflect actual usage.

•	A decrease of RMB662 million in content costs, mainly due to iQIYI’s lighter content slate.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses were RMB23.6 billion (US$3.2 billion) in 2024, which remained generally flat from RMB23.5 billion in 2023.

Research and Development Expenses. Our research and development expenses decreased by RMB2.1 billion, or 9%, from RMB24.2 billion in 2023 to RMB22.1 billion (US$3.0 billion) in 2024, primarily due to a decrease in personnel-related expenses.

Operating profit. As a result of the foregoing, we generated an operating profit of RMB21.3 billion (US$2.9 billion) in 2024, a 3% decrease from RMB21.9 billion in 2023.

Total other (loss) income, net. Our total other income, net was RMB7.4 billion (US$1.0 billion) in 2024, representing a 120% increase from RMB3.3 billion in 2023, primarily due to a decrease in pickup of losses from an equity method investment, which modified certain terms of its preferred shares and resulted in significant loss pickup in 2023.

Income taxes. Our income tax expense was RMB4.4 billion (US$609 million) in 2024, representing a 22% increase from RMB3.6 billion in 2023, primarily due to the increased provision for withholding tax.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. increased from RMB20.3 billion in 2023 to RMB23.8 billion (US$3.3 billion) in 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Consolidated revenues. Our total revenues in 2023 were RMB134.6 billion, increasing by 9% from 2022.

Our online marketing revenues for Baidu Core in 2023 were RMB75.1 billion, increasing by 8% from 2022, primarily due to an increase of service demand from our customers in certain industries, including travelling, e-commerce, healthcare, and entertainment and media, which in turn benefited from the recovery of general economy and the macroeconomic environment for these industries.

Our online marketing revenues for iQIYI in 2023 were RMB6.2 billion, increasing by 17% from 2022, as a result of the growth of performance-based advertising business and, to a lesser extent, the growth in the brand advertising business.

Other revenues in 2023 were RMB53.4 billion, increasing by 9% from 2022, mainly driven by cloud and other AI-powered businesses. For a detailed description, see “—Segment Revenues.”

Consolidated operating costs and expenses. Our total operating costs and expenses increased by RMB4.9 billion, or 5%, from RMB107.8 billion in 2022 to RMB112.7 billion in 2023.

Cost of Revenues. Our cost of revenues increased by RMB1.1 billion, or 2%, from RMB63.9 billion in 2022 to RMB65.0 billion in 2023, primarily due to the following factors:

•	An increase of RMB1.1 billion in traffic acquisition costs, which arose from increasing union revenues.

•

Total other cost of revenues remained essentially unchanged compared to 2022. The growth of cost of revenues was slower than the growth of revenues due to our continuous improvement of operational efficiency, including optimizing gross margin of AI Cloud business, SLG, iQIYI, etc.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by RMB3.0 billion, or 15%, from RMB20.5 billion in 2022 to RMB23.5 billion in 2023, primarily due to an increase in channel spending and promotional marketing expenses.

Research and Development Expenses. Our research and development expenses increased by RMB877 million, or 4%, from RMB23.3 billion in 2022 to RMB24.2 billion in 2023, primarily due to an increase in server depreciation expenses and server custody fees which support Gen-AI research and development inputs.

Operating profit. As a result of the foregoing, we generated an operating profit of RMB21.9 billion in 2023, a 37% increase from RMB15.9 billion in 2022.

Total other (loss) income, net. Our total other income, net was RMB3.3 billion, compared to total other loss, net of RMB5.8 billion in 2022, mainly due to a fair value gain of RMB198 million from long-term investments in 2023, compared to a fair value loss of RMB3.9 billion in 2022, as well as a decrease of RMB2.2 billion in impairment of long-term investments.

Income taxes. Our income tax expense was RMB3.6 billion in 2023, representing a 42% increase from RMB2.6 billion in 2022, primarily due to an increase in profit before tax.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. increased from RMB7.6 billion in 2022 to RMB20.3 billion in 2023.

Segment Revenues

The following table sets forth our revenues by segment and the year-over-year change rate for the periods indicated, with each segment revenues including inter-segment revenues:

	Year ended December 31,
	2022	2023		2024
	RMB	RMB	YoY%	RMB	US$	YoY%
	(In millions, except percentages)
Baidu Core
Online marketing services	69,522	75,112	8	72,972	9,997	(3)
Cloud services	17,721	18,718	6	21,860	2,995	17
Others	8,188	9,635	18	9,880	1,353	3

Subtotal	95,431	103,465	8	104,712	14,345	1

iQIYI
Online advertising services	5,332	6,224	17	5,714	783	(8)
Membership services	17,711	20,314	15	17,763	2,434	(13)
Content distribution	2,562	2,459	(4)	2,847	390	16
Others	3,393	2,876	(15)	2,901	397	1

Subtotal	28,998	31,873	10	29,225	4,004	(8)

Intersegment eliminations	(754)	(740)	(2)	(812)	(111)	10

Total revenue	123,675	134,598	9	133,125	18,238	(1)

Baidu Core

2024 compared to 2023

Baidu Core revenue was RMB104.7 billion (US$14.3 billion) in 2024, increasing by 1% compared to RMB103.5 billion in 2023.

Online marketing revenues of Baidu Core in 2024 were RMB73.0 billion (US$10.0 billion), decreasing by RMB2.1 billion, or 3%, compared to RMB75.1 billion in 2023, primarily due to weakness in certain offline sectors, such as healthcare, real estate and home furnishing, which were particularly impacted by persistent macroeconomic challenges. During 2024, we continued AI-driven search renovation to enhance our monetization potential.

Revenues from Baidu Core’s cloud services and others are included in “Others” in the consolidated statements of comprehensive income.

Cloud services revenue of Baidu Core in 2024 were RMB21.9 billion (US$3.0 billion), increasing by RMB3.2 billion, or 17%, compared to RMB18.7 billion in 2023, mainly due to an increase in scale for both cloud solution projects and IaaS, standardizing AI cloud solutions and applications for scale, and an increase in subscription for personal cloud service, partially offset by a decrease in cloud solution revenue generated from the smart transportation industry.

Baidu Core’s other revenues in 2024 were RMB9.9 billion (US$1.4 billion), increasing by RMB245 million, or 3%, compared to RMB9.6 billion in 2023, mainly due to increase in intelligent driving services.

2023 compared to 2022

Baidu Core revenue was RMB103.5 billion in 2023, increasing by 8% compared to RMB95.4 billion in 2022.

Online marketing revenues of Baidu Core in 2023 were RMB75.1 billion in 2023, increasing by RMB5.6 billion, or 8%, compared to RMB69.5 billion in 2022, primarily due to an increase of service demand from our customers in certain industries, including travelling, e-commerce, healthcare, and entertainment and media, which in turn benefited from the recovery of general economy and macroeconomic environment in these industries. We leverage our AI technology, user traffic, product design and various marketing to enhance users’ reliance on and customers’ stickiness on our platforms and services.

Revenues from Baidu Core’s cloud services and others are included in “Others” in the consolidated statements of comprehensive income.

Cloud services revenue of Baidu Core in 2023 were RMB18.7 billion, increasing by RMB1.0 billion, or 6%, compared to RMB17.7 billion in 2022, mainly due to an increase in scale for IaaS, standardizing AI cloud solutions and applications for scale, and an increase in subscription for personal cloud service, partially offset by a decrease in cloud solution revenue generated from the smart transportation industry.

Baidu Core’s other revenues in 2023 were RMB9.6 billion, increasing by RMB1.4 billion, or 18%, compared to RMB8.2 billion in 2022, mainly due to increase in Apollo Self-Driving Services and Xiaodu smart devices and services.

iQIYI

2024 compared to 2023

iQIYI revenue was RMB29.2 billion (US$4.0 billion) in 2024, decreasing by RMB2.7 billion, or 8%, from RMB31.9 billion in 2023.

iQIYI online advertising services revenue are included in “Online marketing revenue” in the consolidated statements of comprehensive income.

iQIYI’s online advertising revenues in 2024 were RMB5.7 billion (US$783 million), decreasing by RMB510 million, or 8%, from RMB6.2 billion in 2023, primarily due to the decrease in the brand advertising business, partially offset by the growth of performance-based advertising business.

Revenue from iQIYI membership services, content distribution, and others are included in “Others” in the consolidated statements of comprehensive income.

Membership revenue of iQIYI in 2024 were RMB17.8 billion (US$2.4 billion), decreasing by RMB2.5 billion, or 13%, from RMB20.3 billion in 2023, primarily due to a lighter content slate.

iQIYI’s content distribution revenue increased by RMB388 million, or 16%, from RMB2.5 billion in 2023 to RMB2.8 billion (US$390 million) in 2024, primarily attributable to the increase in the barter transactions.

iQIYI’s other revenue in 2024 were RMB2.9 billion (US$397 million), which remained generally flat from RMB2.9 billion in 2023.

2023 compared to 2022

iQIYI revenue was RMB31.9 billion in 2023, increasing by RMB2.9 billion, or 10%, from RMB29.0 billion in 2022.

iQIYI online advertising services revenue are included in “Online marketing revenue” in the consolidated statements of comprehensive income.

iQIYI’s online advertising revenues in 2023 were RMB6.2 billion, increasing by RMB892 million, or 17%, from RMB5.3 billion in 2022, primarily driven by the growth of performance-based advertising business and, to a lesser extent, the growth in the brand advertising business.

Revenue from iQIYI membership services, content distribution, and others are included in “Others” in the consolidated statements of comprehensive income.

Membership revenue of iQIYI in 2023 were RMB20.3 billion, increasing by RMB2.6 billion, or 15%, from RMB17.7 billion in 2022, primarily driven by the growth in iQIYI’s average revenue per membership during a month, or monthly ARM, the average daily number of total subscribing members of the year and iQIYI’s continuous efforts in refining operations to improve user experience and monetization capabilities.

iQIYI’s content distribution revenue decreased by RMB103 million, or 4%, from RMB2.6 billion in 2022 to RMB2.5 billion in 2023, primarily attributable to the decrease in barter transactions, partially offset by the increase in cash transactions and revenue from distribution of theatrical movies invested by iQIYI during 2023.

iQIYI’s other revenue in 2023 were RMB2.9 billion, decreasing by RMB517 million, or 15%, from RMB3.4 billion in 2022, primarily due to the deconsolidation of live broadcasting business.

Segment Operating Costs and Expenses

The following table sets forth our operating costs and expenses by segment and the year-over-year change rate for the periods indicated, with each segment operating costs and expenses including inter-segment costs and expenses:

	Year ended December 31,
	2022	2023		2024
	RMB	RMB	YoY%	RMB	US$	YoY%
	(In millions, except percentages)
Operating Costs and Expenses:
Baidu Core	80,897	84,640	5	85,234	11,677	1
iQIYI	27,686	28,884	4	27,414	3,756	(5)

Baidu Core. Operating costs and expenses of Baidu Core mainly consist of personnel-related costs and expenses, traffic acquisition costs, marketing and promotion spending, depreciation costs and expenses, server custody fees, bandwidth costs, costs of goods sold, content costs and other costs related to new AI business.

Cost of revenues. The cost of revenues of Baidu Core increased by 5% from RMB42.6 billion in 2023 to RMB44.8 billion (US$6.1 billion) in 2024, primarily due to the following factors:

•	An increase of RMB1.4 billion in traffic acquisition costs, which arose from increasing union revenues.

•	An increase of RMB1.3 billion in bandwidth costs and server custody fees, mainly related to development of AI cloud business.

•	A decrease of RMB696 million in depreciation costs, mainly due to the revision of servers’ estimated useful lives from five to six years to reflect actual usage.

The cost of revenues of Baidu Core increased by 1% from RMB42.4 billion in 2022 to RMB42.6 billion in 2023, primarily due to an increase in traffic acquisition costs, which arose from increasing union revenues and a decrease in other cost of revenues due to our continuous improvement of operational efficiency, including optimizing gross margin of AI Cloud business, SLG, etc.

Selling, general and administrative expenses. The selling, general and administrative expenses of Baidu Core increased by 2% from RMB19.6 billion in 2023 to RMB20.0 billion (US$2.7 billion) in 2024, primarily due to an increase in channel spending and promotional marketing expenses.

The selling, general and administrative expenses of Baidu Core increased by 15% from RMB17.1 billion in 2022 to RMB19.6 billion in 2023, primarily due to an increase in channel spending and promotional marketing expenses.

Research and development expenses. The research and development expenses of Baidu Core decreased by 9% from RMB22.4 billion in 2023 to RMB20.4 billion (US$2.8 billion) in 2024, primarily due to a decrease in personnel-related expenses.

The research and development expenses of Baidu Core increased by 5% from RMB21.4 billion in 2022 to RMB22.4 billion in 2023, primarily due to an increase in server depreciation expenses and server custody fees which support Gen-AI research and development inputs.

iQIYI. Operating costs and expenses of iQIYI mainly consist of content costs, personnel-related costs and expenses, traffic acquisition costs, marketing and promotion spending, payment platform charges, server custody fees and bandwidth costs.

Cost of revenues. The cost of revenues of iQIYI decreased by 5% from RMB23.1 billion in 2023 to RMB22.0 billion (US$3.0 billion) in 2024, primarily due to a decrease in the content cost, which was mainly due to a lighter content slate.

The cost of revenues of iQIYI increased by 4% from RMB22.3 billion in 2022 to RMB23.1 billion in 2023.

Selling, general and administrative expenses. The selling, general and administrative expenses of iQIYI decreased by 8% from RMB4.0 billion in 2023 to RMB3.7 billion (US$504 million) in 2024, primarily due to decreased marketing and promotional expenses, which was due to the less spending on user acquisition channels and content promotions.

The selling, general and administrative expenses of iQIYI increased by 16% from RMB3.5 billion in 2022 to RMB4.0 billion in 2023, primarily due to increased marketing and promotional expenses, which was due to the higher spending on user acquisition channels and content promotions.

Research and development expenses. The research and development expenses of iQIYI was RMB1.8 billion (US$244 million) in 2024, which remained generally flat from RMB1.8 billion in 2023.

The research and development expenses of iQIYI decreased by 7% from RMB1.9 billion in 2022 to RMB1.8 billion in 2023, primarily due to decreased personnel compensation expenses.

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

Fair Value Measurements of Non-Marketable Equity Investments

We measure certain financial instruments at fair value on a nonrecurring basis, consisting primarily of our non-marketable equity investments. These investments are accounted for under the measurement alternative and are measured at cost, less impairment, subject to upward and downward adjustments resulting from observable price changes for identical or similar investments of the same issuer. These adjustments require quantitative assessments of the fair value of equity investments, primarily using a market approach, which requires the use of unobservable inputs, such as selection of comparable companies and multiples, expected volatility, discount for lack of marketability and probability of exit events as it relates to liquidation and redemption preferences when applicable. Non-marketable equity investments are also evaluated for impairment, based on qualitative factors including the companies’ financial and liquidity position and access to capital resources, among others. When indicators of impairment exist, we also prepare quantitative measurements of the fair value of our equity investments using market approach with unobservable inputs. Our estimates of these inputs require subjective management judgment and are inherently uncertain. The fair value information is sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented. When our assessment indicates that an impairment exists, we write down the investment to its fair value.

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

Segment Reporting

As of December 31, 2022, 2023 and 2024, we had two reportable segments, Baidu Core and iQIYI. Baidu Core mainly provides search-based, feed-based, and other online marketing services, cloud services, products and other services from our new AI initiatives. iQIYI produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content, in a variety of formats.

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

Online display advertising services

We provide online display advertising services to our customers by integrating text description, image and/ or video, and displaying the advertisement in the search result, in Baidu Feed, which provides users with personalized timeline based on their demographics and interests, or on other properties. We recognize revenue on a pro rata basis over the contractual term for cost per time advertising arrangements, commencing on the start date of the display advertisement, or based on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements.

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

Cloud service

We provide enterprise and public sector cloud services and personal cloud services, generally on either a subscription or consumption basis. For enterprise and public sector cloud services, we offer a full suite of cloud services and solutions, including IaaS (infrastructure as a service), PaaS (platform as a service) and SaaS (software as a service). For personal cloud services, we offer Baidu Drive, which allows users to store and retrieve photos, videos, and other files on cloud, along with other capabilities, such as group share and data transfer. We generate revenue from Baidu Drive membership services provided to individual customers. Revenue related to enterprise and public sector cloud services provided on a subscription basis is recognized ratably over the contract period. Revenue related to enterprise and public sector cloud services provided on a consumption basis, such as the amount of storage used in a period, is recognized based on the customer’s utilization of such resources. Revenue related to personal cloud services is recognized ratably over the membership period as services are rendered and the receipt of membership fees for services to be delivered over a period of time is initially recorded as “Customer deposits and deferred revenue.”

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

Contract liabilities were mainly related to fees for membership services to be provided over the membership period, which were included in “Customer deposits and deferred revenue” and “Deferred revenue” on the consolidated balance sheets.

Contract assets mainly represent unbilled amounts related to our rights to consideration for online marketing services and cloud services delivered and were included in “Other current assets, net” on the consolidated balance sheets.

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

We apply the provisions of ASC Topic 740, Income Taxes (“ASC 740”) in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We have elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. We do not expect the amount of unrecognized tax benefits to increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of our PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2019–2024 remain open to examination by the respective tax authorities. We may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

Long-term investments

Our long-term investments consist of equity method investments, equity investments with readily determinable fair value, equity investments without readily determinable fair value, equity investments in private equity funds, other investments accounted for at fair value and available-for-sale debt investments.

Investments in entities in which we can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures. Under the equity method, we initially record its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. We subsequently adjust the carrying amount of our investment to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment and its share of each equity investee’s movement in accumulated other comprehensive income or loss is recognize in other comprehensive (loss) income. When calculating our proportionate share of each equity investee’s net income or loss, we adjust the net income or loss of equity investee to include accretion of preferred stock that is classified in temporary equity in the investee’s financial statements into earnings. We will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When we have other investments in the equity-method investee and we are not required to advance additional funds to the investee, we would continue to report its share of equity method losses in our statements of comprehensive income after our equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of our other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference. We adopted a one-quarter lag in reporting for our share of equity income (loss) to a majority of our equity method investees.

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

For equity investments without readily determinable fair value and do not qualify for the NAV practical expedient of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by us, and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments. Equity investments with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in “Others, net” in the consolidated statements of comprehensive income.

For equity investments measured at fair value with changes in fair value recorded in earnings, we do not assess whether those investments are impaired. For equity investments that we elect to use the measurement alternative, we make a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in earnings equal to the difference between the carrying value and fair value.

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

Available-for-sale debt investments are convertible debt instruments and investments in preferred shares that are currently redeemable at our option, which are measured at fair value. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive (loss) income.

Long-term time deposits and held-to-maturity investments

Long-term time deposits and held-to-maturity investments were mainly deposits in commercial banks and wealth management products issued by commercial banks and other financial institutions with maturities of greater than one year.

Investments in debt securities with maturities of greater than one year that we have positive intent and ability to hold to maturity are classified as long-term held-to-maturity investments and stated at amortized cost less allowance for credit losses.

The allowance for credit losses of the held-to-maturity debt investments reflects the Group’s estimated expected losses over the contractual lives of the held-to-maturity debt investments and is charged to “Others, net” in the consolidated statements of comprehensive income. Estimated allowance for credit losses is determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions.

Licensed Copyrights, net

Licensed copyrights consist of professionally-produced content such as films, drama series, mini and short dramas, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by us in accordance with the conditions of the license agreement and the content is available for its first showing on our platforms. Licensed copyrights are presented on the consolidated balance sheets as current and non-current, based on estimated time of usage.

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

Produced Content, net

We produce original content in-house and in collaboration with external parties. Produced content primarily consists of films, episodic series, mini and short dramas, variety shows and animations. The costs incurred in the physical production of original content include direct production costs, production overhead and acquisition costs. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred. Participation costs are accrued using the individual-film-forecast-computation method, which recognizes the costs in the same ratio as the associated ultimate revenue. Production costs for original content that are predominantly monetized in a film group are capitalized. Production costs for original content predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenues that are expected to be earned, or ultimate revenue; otherwise, they are expensed as cost of revenues.

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

As of December 31, 2024, we had RMB139.1 billion (US$19.1 billion) in cash, cash equivalents, restricted cash and short-term investments, and the variable interest entities had RMB7.5 billion (US$1.0 billion) of cash, cash equivalents, restricted cash, and short-term investments. The cash and cash equivalents consist of cash on hand and investments in interest-bearing demand deposit accounts, time deposits, money market funds and other liquid investments which have original maturities of three months or less. The restricted cash primarily consists of amounts deposited and held in escrow for the proposed acquisition of YY Live under a prior share purchase agreement, which has been terminated. After negotiation with JOYY on next steps following the termination, Baidu (Hong Kong) Limited entered into new agreements on February 25, 2025 with JOYY to acquire, and acquired, YY Live for an aggregate price of approximately US$2.1 billion. As part of this transaction, the US$1.6 billion that we deposited into escrow accounts in accordance with the prior agreement was fully released to us. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may not be able to achieve the anticipated benefits of our recent acquisition of YY Live, and face other risks associated with the acquisition and the operation of YY Live.” The short-term investments primarily consist of fixed-rate and adjustable-rate debt investments with original maturity of less than one year.

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

Furthermore, cash transfers from our mainland China subsidiaries to their parent companies outside of mainland China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our mainland China subsidiaries and the variable interest entities to remit sufficient foreign currency to pay dividends or other payments to their parent companies outside of mainland China or our company, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” As of December 31, 2024, our mainland China subsidiaries and the variable interest entities held RMB95.2 billion (US$13.0 billion) of cash, cash equivalents, restricted cash, and short-term investments, RMB163 million (US$22 million) of which were in the form of foreign currencies. As of December 31, 2024, we have made long-term loans in an aggregate principal amount of RMB19.6 billion (US$2.7 billion) to the nominee shareholders of the variable interest entities. As of the date of this annual report, we do not have any repayment schedule with respect to such loans to the nominee shareholders of the variable interest entities.

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

Short-term loans

The total outstanding balance of our short-term loans as of December 31, 2022, 2023 and 2024 was RMB5.3 billion, RMB10.3 billion and RMB10.7 billion (US$1.5 billion), respectively, which consisted of RMB denominated borrowings made by our subsidiaries from financial institutions in mainland China and were repayable within one year. The total outstanding balance of iQIYI’s short-term loans as of December 31, 2022, 2023 and 2024 was RMB3.3 billion, RMB3.6 billion and RMB3.8 billion (US$519 million), respectively. The total outstanding balance of Baidu Core’s short-term loans as of December 31, 2022, 2023 and 2024 was RMB2.0 billion, RMB6.7 billion and RMB6.9 billion (US$943 million), respectively.

As of December 31, 2023 and 2024, we factored certain accounts and notes receivables for proceeds, which mainly comprised of intercompany notes. These note receivable factoring transactions did not qualify as a sale of financial assets under ASC 860 as these notes receivables were transferred with recourse. The factoring transactions were accounted for as a secured borrowing which were included in “Short-term loans.” The factored intercompany accounts and notes receivables were RMB4.1 billion and RMB6.7 billion (US$919 million) as of December 31, 2023 and 2024, respectively.

As of December 31, 2022 and 2023, the repayments of primarily all of the iQIYI’s short-term loans are guaranteed by subsidiaries of iQIYI and collateralized by an office building of one of iQIYI’s VIEs with a carrying amount of RMB522 million and RMB509 million, respectively, which was released from collateral in December 2024. As of December 31, 2024, the repayments of primarily all of the iQIYI’s short-term loans are guaranteed by subsidiaries within iQIYI.

As of December 31, 2022, 2023 and 2024, the weighted average interest rates for the outstanding borrowings were 3.42%, 2.82% and 1.79%, respectively, and the aggregate amounts of unused lines of credit for short-term loans were RMB2.6 billion, RMB12.8 billion and RMB17.2 billion (US$2.4 billion), respectively.

Long-term loans

In April 2021, we entered into a five-year US$3.0 billion term and revolving facilities agreement with a group of 22 arrangers. The facilities consist of a US$1.5 billion five-year bullet maturity term loan and a US$1.5 billion five-year revolving facility. The facility was priced at 85 basis points over LIBOR and is intended for the general corporate purposes. In June 2021, we drew down US$1.5 billion term loan and US$500 million revolving loan under the facility commitment. In June 2023, the facilities were modified and priced at 93 basis points over SOFR (secured overnight financing rate). In connection with the drawdowns and the modification, we entered into and restructured the two interest rate swap agreements, pursuant to which each of the loans would be settled with a fixed annual interest rate of 1.71% during the respective terms of the loans. In 2024, we canceled US$1.0 billion unused revolving loan lines under the facility commitment.

Debt securities issuances

We have conducted the following rounds of debt securities issuances, which remain outstanding as of the date of this annual report:

•

In June 2015, we issued an aggregate of US$500 million senior unsecured notes due in 2025, or the 2025 Ten-year Notes, with stated annual interest rate of 4.125%. The net proceeds from the sale of the notes were used for general corporate purposes. As of December 31, 2024, the total carrying value and estimated fair value were US$500 million and US$497 million, respectively, with respect to the 2025 Ten-year Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2024. We are not subject to any financial covenants or other significant restrictions under the 2025 Ten-year Notes. In 2024, we paid an aggregate of US$21 million in interest payments related to the 2025 Ten-year Notes.

•

In July 2017, we issued an aggregate of US$600 million senior unsecured notes due in 2027, or the 2027 Ten-year Notes, with stated annual interest rate of 3.625%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2024, the total carrying value and estimated fair value were US$600 million and US$584 million, respectively, with respect to the 2027 Ten-year Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2024. We are not subject to any financial covenants or other significant restrictions under the notes. In 2024, we paid an aggregate of US$22 million in interest payments related to the 2027 Ten-year Notes.

•

In March 2018, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2023, or the 2023 Notes, with stated annual interest rate of 3.875%, and an aggregate of US$500 million senior unsecured notes due in 2028, or the 2028 March Notes, with stated annual interest rate of 4.375%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. In September 2023, the 2023 Notes were fully repaid when they became due. As of December 31, 2024, the total carrying value and estimated fair value of the 2028 March Notes were US$500 million and US$491 million, respectively. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2024. We are not subject to any financial covenants or other significant restrictions under the 2028 March Notes. In 2024, we paid an aggregate of US$22 million in interest payments related to the 2028 March Notes.

•

In November 2018, we issued an aggregate of US$600 million senior unsecured notes due in 2024, or the 2024 November Notes, with stated annual interest rate of 4.375%, and an aggregate of US$400 million senior unsecured notes due in 2028, or the 2028 November Notes, with stated annual interest rate of 4.875%. In December 2018, we issued an aggregate of US$250 million senior unsecured notes due in 2024, or the 2024 December Notes, with stated annual interest rate of 4.375%, which constitute a further issuance of, and be fungible with and be consolidated and form a single series with the 2024 November Notes. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. In May 2024, the 2024 November Notes and the 2024 December Notes were fully repaid when they became due, respectively. As of December 31, 2024, the total carrying value and estimated fair value were US$400 million and US$398 million, respectively, with respect to the 2028 November Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2024. We are not subject to any financial covenants or other significant restrictions under the notes. In 2024, we paid an aggregate of US$33 million in interest payments related to these notes.

•

In April 2020, we issued an aggregate of US$600 million senior unsecured notes due in 2025, or the 2025 Five-year Notes, with stated annual interest rate of 3.075%, and an aggregate of US$400 million senior unsecured notes due in 2030, or the 2030 April Notes, with stated annual interest rate of 3.425%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2024, the total carrying value and estimated fair value were US$600 million and US$596 million, respectively, with respect to the 2025 Five-Year Notes, US$400 million and US$370 million, respectively, with respect to the 2030 April Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2024. We are not subject to any financial covenants or other significant restrictions under the notes. In 2024, we paid an aggregate of US$32 million in interest payments related to these notes.

•

In October 2020, we issued an aggregate of US$650 million senior unsecured notes due in 2026, or the 2026 Notes, with stated annual interest rate of 1.720%, and an aggregate of US$300 million senior unsecured notes due in 2030, or the 2030 October Notes, with stated annual interest rate of 2.375%. The net proceeds from the sale of the notes are to be used to repay existing indebtedness. As of December 31, 2024, the total carrying value and estimated fair value were US$650 million and US$625 million, respectively, with respect to the 2026 Notes, and US$300 million and US$260 million, respectively, with respect to the 2030 October Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2024. We are not subject to any financial covenants or other significant restrictions under the notes. In 2024, we paid an aggregate of US$18 million in interest payments related to these notes.

•

In August 2021, we issued an aggregate of US$300 million senior unsecured notes due in 2027, or the 2027 Five-year Notes, with stated annual interest rate of 1.625%, and an aggregate of US$700 million senior unsecured notes due in 2031, or the 2031 Notes, with stated annual interest rate of 2.375%. The net proceeds from the sale of the notes are to be used for general corporate purposes, including repayment of certain existing indebtedness. As of December 31, 2024, the total carrying value and estimated fair value were US$300 million and US$281 million, respectively, with respect to the 2027 Five-year Notes, and US$700 million and US$591 million, respectively, with respect to the 2031 Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2024. We are not subject to any financial covenants or other significant restrictions under the notes. In 2024, we paid an aggregate of US$22 million in interest payments related to these notes.

•

In March 2025, we issued an aggregate of RMB7.5 billion senior unsecured notes due in 2030, or the 2030 Five-year Notes, with stated annual interest rate of 2.70%, and an aggregate of RMB2.5 billion senior unsecured notes due in 2035, or the 2035 Notes, with stated annual interest rate of 3.00%. The net proceeds from the sale of these notes are to be used for general corporate purposes, including repayment of certain existing indebtedness and payment of interest and general corporate purposes. We are not subject to any financial covenants or other significant restrictions under these notes.

•

In March 2025, we issued an aggregate of US$2 billion exchangeable bonds due 2032, or the 2032 Exchangeable Bonds, which bear no regular interest. Holders of the 2032 Exchangeable Bonds may not exchange their bonds prior to the first anniversary of the issue date of the bonds. Between the first anniversary of the issue date and the date falling 6 months prior to the maturity date of the 2032 Bonds, holders of the bonds may exchange the bonds into cash only upon the satisfaction of certain contingencies. Thereafter and until the second scheduled trading day preceding the maturity date, holders may exchange the bonds into cash at any time. The 2032 Exchangeable Bonds reference ordinary shares of Trip.com Group Limited that are listed on the Hong Kong Stock Exchange, or the Trip.com Shares, and the initial exchange ratio of the 2032 Exchangeable Bonds is 1,107.0457 Trip.com Shares per US$100,000 principal amount of the 2032 Exchangeable Bonds. Subject to certain conditions, we may elect to deliver Trip.com Shares held by us in lieu of cash or a combination of cash and Trip.com Shares. The net proceeds from the sale of the 2032 Exchangeable Bonds are for repayment of certain existing indebtedness, payment of interest and general corporate purposes. We are not subject to any financial covenants or other significant restrictions under the notes.

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

Under the terms of the indentures governing the 2028 November Notes, the 2025 Five-year Notes, the 2030 April Notes, the 2026 Notes, the 2030 October Notes, the 2027 Five-year Notes, the 2031 Notes, the 2030 Five-year Notes and the 2035 Notes, events of default include, among others, there occurring with respect to any of our company’s indebtedness, an event of default resulting in accelerated maturity or a failure to pay principal, interest or premium when due, and that the outstanding principal amount under payment default or accelerated maturity equals or exceeds the greater of US$100 million and 2.5% of our total equity. Under the terms and conditions of the 2032 Exchangeable Bonds, events of default include, among others, a failure to perform obligations arising in respect of the exercise of exchange rights and a failure to give certain specified notices to the holder of the bonds.

If any such event of default were to take place, the holders of those notes may declare the principal of notes to be due and payable prior to the stated maturity. Under the terms of the indentures governing the various notes, a declaration of acceleration of the relevant series of notes will be automatically annulled if such event of default is remedied or cured by our company or any of our company’s principal controlled entities, in the case of the 2025 Ten-year Notes, the 2027 Ten-year Notes and the 2028 March Notes, or our company, in the case of the 2028 November Notes, the 2025 Five-year Notes, the 2030 April Notes, the 2026 Notes, the 2030 October Notes, the 2027 Five-year Notes, the 2031 Notes, the 2030 Five-year Notes and the 2035 Notes, or waived by the holders of the relevant notes within 30 days after the declaration of acceleration with respect thereto and if the annulment of the acceleration of those notes would not conflict with any judgment or decree of a court of competent jurisdiction. As of December 31, 2024, there was no such event of default.

iQIYI convertible notes

iQIYI has conducted the following issuances of convertible notes, which remain outstanding as of the date of this annual report:

iQIYI 2025 Convertible Senior Notes

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

Holders of the iQIYI PAG Convertible Notes have the right to require iQIYI to repurchase for cash all or part of their Notes at a repurchase price equal to 120% and 130% of the principal amount of the iQIYI PAG Convertible Notes on or shortly after the third anniversary of the issuance date and the fifth anniversary of the issuance date, respectively. Upon the closing of the transaction, the Investors have appointed the executive chairman of PAG as a member to the board of directors, a member of the compensation committee and a non-voting member of the audit committee of iQIYI pursuant to their rights in the definitive agreements. For the years ended December 31, 2023 and 2024, the amount of interest cost recognized of iQIYI PAG Convertible Notes was RMB473 million and RMB487 million (US$67 million). The repayments of iQIYI PAG Convertible Notes are guaranteed by equity interests of certain subsidiaries of iQIYI and collateralized by partial cash consideration related to certain contracts for which RMB55 million (US$7 million) cash consideration has been charged as of December 31, 2024 and recorded as long-term restricted cash.

iQIYI 2028 Convertible Senior Notes

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

iQIYI 2030 Convertible Senior Notes

•

On February 24, 2025, iQIYI issued US$350 million convertible senior notes, or the iQIYI 2030 Convertible Notes. The iQIYI 2030 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable quarterly in cash at a rate of 4.625% per annum on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2025. The iQIYI 2030 Convertible Notes will mature on March 15, 2030 unless redeemed, repurchased or converted prior to such date.

The iQIYI 2030 Convertible Senior Note may be convertible into iQIYI’s ADS at the holder’s option and subject to the terms of the iQIYI 2030 Convertible Senior Note, at an initial conversion rate of 324.0966 ADS per US$1,000 principal amount of the iQIYI 2030 Convertible Senior Note (which is equivalent to an initial conversion price of approximately US$3.09 per ADS). Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election. On March 15, 2028 or in the event of certain fundamental changes, the holders of the iQIYI 2030 Convertible Senior Note will have the right to require iQIYI to repurchase for cash all or part of their notes at a repurchase price equal to 100% of the principal amount of the iQIYI 2030 Convertible Senior Note to be repurchased, plus accrued and unpaid interest.

Concurrently with and shortly after the offering of the iQIYI 2030 Convertible Notes, iQIYI entered into separate individually and privately negotiated agreements with certain holders of iQIYI’s existing convertible senior notes to repurchase US$300 million principal amount of such notes for cash.

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

If any fundamental change are to take place, holders of the iQIYI Convertible Notes will have the right, at their option, to require iQIYI to repurchase all of their notes or any portion of the principal amount (or, in the case of the iQIYI PAG Convertible Notes, 120% or 130% of the principal amount for such notes, as the case may be, depending on the date of occurrence of the fundamental change), and accrued and unpaid interests. In the event of a fundamental change, iQIYI may also be required to issue additional ADSs upon conversion of its convertible notes. As of December 31, 2024, there was no such event of default or fundamental change.

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

As of December 31, 2022, 2023 and 2024, we had RMB60.5 billion, RMB55.2 billion and RMB51.8 billion (US$7.1 billion) in long-term loans and notes payables (including current portion of RMB6.9 billion, RMB6.0 billion and RMB8.2 billion (US$1.1 billion)), RMB17.9 billion, RMB10.9 billion and RMB8.6 billion (US$1.2 billion) in long-term convertible notes (including current portion of RMB8.3 billion, RMB2.8 billion and RMB242 million (US$33 million)), RMB7.6 billion, RMB8.1 billion and RMB8.3 billion (US$1.1 billion) in lease liabilities (including current portion of RMB2.8 billion, RMB3.1 billion RMB3.3 billion (US$453 million)) and had RMB5.3 billion, RMB10.3 billion, RMB10.7 billion (US$1.5 billion) in short-term loans, respectively. Our long-term loans and notes payable, long-term convertible notes and short-term loans include those of iQIYI hereinafter. As of December 31, 2022, 2023 and 2024, iQIYI had nil, RMB100 million and RMB1.2 billion (US$165 million) in long-term loans payables (including current portion of nil, RMB2 million and RMB168 million (US$23 million)), RMB17.9 billion, RMB10.9 billion and RMB8.6 billion (US$1.2 billion) in long-term convertible notes (including current portion of RMB8.3 billion, RMB2.8 billion and RMB242 million (US$33 million)), RMB612 million, RMB625 million and RMB559 million (US$76 million) in lease liabilities (including current portion of RMB104 million, RMB101 million and RMB97 million (US$13 million)) and had RMB3.3 billion, RMB3.6 billion and RMB3.8 billion (US$519 million) in short-term loans, respectively.

Accounting for Convertible Senior Notes

As the iQIYI 2025 Convertible Notes, the iQIYI 2026 Convertible Notes, the iQIYI 2028 Convertible Notes and the iQIYI PAG Convertible Notes, or collectively, the iQIYI Convertible Notes, were not issued at a substantial premium, all of the proceeds received from the issuance of the iQIYI Convertible Notes are recorded as a liability on the consolidated balance sheet in accordance with ASC 470-20, and no portion of the proceeds from issuing the iQIYI Convertible Notes are attributed to the conversion option at inception. The difference between the principal amount of each of the iQIYI Convertible Notes and net proceeds from the issuance is considered debt discount and is amortized at their respective effective interest rates to accrete the carrying value of the iQIYI Convertible Notes to its face value (120% or 130% of the principal amount for iQIYI PAG Convertible Notes) on the respective put dates or maturity dates of the iQIYI Convertible Notes. For the year ended December 31, 2024, the effective interest rates of the iQIYI PAG Convertible Notes and the iQIYI 2028 Convertible Notes were 10.20% and 7.15%, respectively.

The cost of the 2025 Capped Call of US$85 million was recorded as a reduction of our company’s additional paid-in capital and non-controlling interests on the consolidated balance sheets with no subsequent changes in fair value recorded.

In 2023, the net proceeds from the issuance of the iQIYI 2028 Convertible Notes was US$590 million, after deducting underwriting discounts and offering expenses of US$10 million from the initial proceeds of US$600 million.

In accordance with the facility agreements entered into in August 2024, upon the iQIYI PAG Convertible Notes total drawdown of US$400 million in August 2024, the iQIYI PAG Convertible Notes repurchase right for the US$523 million principal of the iQIYI PAG Convertible Notes on or shortly after the third anniversary of the issuance date was waived. It was accounted for as a debt modification pursuant to ASC 470-50, Debt—Modifications and Extinguishment (“ASC 470-50”), resulting the effective interest rates of the iQIYI PAG Convertible Notes held by PAG decreased from 12.05% to 10.20%.

In 2023 and 2024, iQIYI repurchased the iQIYI 2025 Convertible Notes and the iQIYI 2026 Convertible Notes with aggregate principal amount of US$1.2 billion and US$396 million (equivalent to RMB2.9 billion), respectively, as requested by the holders. As of December 31, 2024, iQIYI repurchased the iQIYI 2026 Convertible Notes and the iQIYI 2028 Convertible Notes with the aggregate principal amount of US$504 million and US$34 million, respectively, upon separate and individually privately negotiated agreements with certain holders. Following settlement of the repurchase, a difference between the net carrying amount of the repurchased the iQIYI Convertible Notes and the repurchased price was recognized as extinguishment gain and reported in “Others, net” in the consolidated statements of comprehensive income.

The carrying amount of the iQIYI Convertible Notes as of December 31, 2023 and 2024 were as follows:

	As of December 31, 2023	As of December 31, 2024
	RMB	RMB	US$
		(In millions)
Principal	10,801	8,161	1,118
Less: unamortized discount and debt issuance costs	(145)	(432)	(59)

Net carrying amount	10,946	8,593	1,177

For the years ended December 31, 2022, 2023 and 2024, the amounts of interest cost recognized were as follows:

	For the years ended December 31,
	2022	2023	2024	2024
			(In millions)
	RMB	RMB	RMB	US$
Contractual interest expense	404	644	571	78
Amortization of the discount and issuance costs	66	292	278	38

Total	470	936	849	116

As of December 31, 2024, the iQIYI PAG Convertible Notes will be accreted up to the principal amount of US$679 million (130% of the principal amount of the iQIYI PAG Convertible Notes held by PAG) and US$33 million (120% of the remaining principal amount of the iQIYI PAG Convertible Notes) over a remaining period of 3 years and 1 year, respectively, and the iQIYI 2028 Convertible Notes will be accreted up to the principal amount of US$566 million over a remaining period of 1.21 years. The amount repayable within the next twelve months are classified as “Convertible senior notes, current portion” on the consolidated balance sheets.

The aggregate amounts upon scheduled maturities of US$2 million, US$0.1 million and US$1.3 billion (equivalent to RMB17 million, RMB1 million and RMB9.3 billion, respectively) of the iQIYI Convertible Notes will be repaid when they become due in 2025, 2026 and 2028, respectively, assuming there is no conversion of the iQIYI Convertible Notes, no redemption of the iQIYI Convertible Notes prior to their maturities, the convertible senior notes holders hold the iQIYI Convertible Notes until their maturities and iQIYI elects to fully settle the iQIYI Convertible Notes in cash.

Cash Flows

As of December 31, 2022, 2023 and 2024, we had RMB185.3 billion, RMB205.4 billion and RMB139.1 billion (US$19.1 billion) in cash, cash equivalents, restricted cash and short-term investments. As of December 31, 2023 and 2024, we had RMB840 million and RMB60 million (US$9 million) in long-term restricted cash, which was included in “Other non-current assets” in the consolidated balance sheet.

We entered into definitive agreements with JOYY in November 2020, which were subsequently amended and supplemented, including in February 2021, to acquire YY Live for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The closing of this acquisition is subject to certain conditions, including, among others, obtaining necessary regulatory approvals from government authorities, and the share purchase agreement is subject to termination by either party if the closing does not occur by the long stop date. As of December 31, 2024, the long stop date, the closing conditions provided for in the share purchase agreement had not been fully satisfied. On January 1, 2024, we exercised our contractual right to terminate the share purchase agreement. We have paid an aggregate of US$1.9 billion, after considering working capital adjustment of US$0.1 billion, to JOYY and its designated escrow account, and deposited an aggregate of US$1.6 billion into several escrow accounts, in accordance with the terms and schedule set forth in the share repurchase agreement. After negotiation with JOYY on next steps following the termination, Baidu (Hong Kong) Limited entered into new agreements on February 25, 2025 with JOYY to acquire, and acquired, YY Live for an aggregate price of approximately US$2.1 billion. As part of this transaction, the US$1.6 billion that we deposited into escrow accounts in accordance with the prior agreement was fully released to us. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may not be able to achieve the anticipated benefits of our recent acquisition of YY Live, and face other risks associated with the acquisition and the operation of YY Live.”

The following table sets forth a summary of our cash flows for the years indicated:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	26,170	36,615	21,234	2,909
Net cash used in investing activities	(3,944)	(50,397)	(8,555)	(1,172)
Net cash used in financing activities	(6,390)	(14,162)	(13,759)	(1,885)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,729	282	95	13

Net increase (decrease) in cash, cash equivalents and restricted cash	17,565	(27,662)	(985)	(135)

Cash, cash equivalents and restricted cash at beginning of the year	47,671	65,236	37,574	5,148
Cash, cash equivalents and restricted cash at end of the year	65,236	37,574	36,589	5,013

Operating Activities

Net cash provided by operating activities decreased to RMB21.2 billion (US$2.9 billion) in 2024 from RMB36.6 billion in 2023. This decrease was primarily due to a net decrease of RMB14.4 billion (US$2.0 billion) in changes in working capital and a decrease of RMB3.1 billion (US$426 million) in share of losses from equity method investments, partially offset by an increase of RMB2.6 billion (US$360 million) in net income and an increase of RMB1.2 billion (US$160 million) in investment and interest income.

Net cash provided by operating activities increased to RMB36.6 billion in 2023 from RMB26.2 billion in 2022. This increase was primarily due to an increase of RMB14.0 billion in net income and a net decrease of RMB3.7 billion in changes in working capital, partially offset by an increase of RMB7.8 billion in investment and interest income and a decrease of RMB1.6 billion in amortization and impairment of assets.

Investing Activities

Net cash used in investing activities was RMB8.6 billion (US$1.2 billion) in 2024, consisting primarily of RMB6.3 billion (US$870 million) in net purchase of wealth management products and deposits, RMB8.1 billion (US$1.1 billion) in acquisition of fixed assets, RMB2.4 billion (US$332 million) in loans provided to third parties, RMB6.7 billion (US$917 million) in proceeds from disposal of equity investments, and RMB2.5 billion (US$347 million) in distribution from equity method investees.

Net cash used in investing activities was RMB50.4 billion in 2023, consisting primarily of RMB198.7 billion in purchase of held-to-maturity investments, RMB11.2 billion in acquisition of fixed assets, RMB3.3 billion in purchase of available-for-sale investments, RMB1.5 billion in purchase of equity investments, RMB152.9 billion in maturities of held-to-maturity investments, RMB6.9 billion in proceeds from disposal of equity investments, RMB3.9 billion in repayments of loans provided to related parties and RMB2.2 billion in sales and maturities of available-for-sale investments.

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

Financing Activities

Net cash used in financing activities was RMB13.8 billion (US$1.9 billion) in 2024, consisting primarily of net repayment of RMB4.6 billion (US$634 million) for short-term and long-term loans, RMB6.3 billion

(US$866 million) used to repurchase of our shares, and repayment of RMB2.9 billion (US$399 million) for convertible senior notes by iQIYI.

Net cash used in financing activities was RMB14.2 billion in 2023, consisting primarily of repayment of RMB11.7 billion for convertible senior notes by iQIYI, repayment of RMB11.0 billion for short-term loans, repayment of RMB7.3 billion for long-term loans and RMB4.8 billion used to repurchase our shares, offset by RMB15.9 billion proceeds from short-term loans, RMB4.4 billion net proceeds from the issuance of convertible notes by iQIYI and RMB3.5 billion proceeds from issuance of shares of our subsidiaries.

Net cash used in financing activities was RMB6.4 billion in 2022, consisting primarily of repayment of RMB11.5 billion for long-term loans, offset by RMB3.4 billion of net proceeds from the issuance of convertible notes by iQIYI and RMB1.2 billion of net proceeds from short-term loans.

Capital Expenditures

We made capital expenditures of RMB8.3 billion, RMB11.2 billion and RMB8.1 billion (US$1.1 billion) in 2022, 2023 and 2024, representing 7%, 8% and 6% of our total revenues, respectively. In the years of 2022, 2023 and 2024, our capital expenditures were primarily attributable to the purchase of servers, network equipment and other computer hardware to increase our network infrastructure capacity and support Gen-AI research and development inputs. We funded our capital expenditures primarily with net cash flows generated from operating activities.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include payments due for our short-term debt obligations, long-term debt obligations, operating lease obligations, purchase obligations and investment commitment obligations.

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

The following table sets forth our contractual obligations by specified categories as of December 31, 2024:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In RMB millions)
Short-term debt obligations	10,669	10,669	—	—	—
Long-term debt obligations	67,024	10,013	29,622	16,815	10,574
Operating lease obligations	8,831	3,373	4,308	906	244
Purchase obligations for fixed assets	5,348	5,266	46	36	—
Purchase obligations for bandwidth and property management fees	1,031	667	332	16	16
Purchase obligations for content assets	18,284	9,275	7,156	1,778	75
Investment commitment obligations	1,328	N/A	N/A	N/A	N/A

Total	112,515	39,263	41,464	19,551	10,909

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

Under the laws and regulations of mainland China, our mainland China subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid-up capital and the statutory reserve funds of our mainland China subsidiaries and the net assets of the variable interest entities in which we have no legal ownership, totaling RMB47.3 billion, RMB48.0 billion and RMB48.1 billion (US$6.6 billion) as of December 31, 2022, 2023 and 2024, respectively.

C.	Research and Development

We have a team of experienced engineers who are based mostly in Beijing, Shanghai and Shenzhen, China. We also have development centers in Sunnyvale, California. We compete aggressively for engineering and recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We have also recruited experienced engineers globally.

In the years ended December 31, 2022, 2023 and 2024, our research and development expenditures were RMB23.3 billion, RMB24.2 billion and RMB22.1 billion (US$3.0 billion), representing 19%, 18% and 17% of our total revenues, respectively. Our research and development expenses primarily consist of salaries and benefits for research and development personnel, server depreciation expenses and server custody fees. We expense research and development expenditures as they are incurred, except for capitalized software development costs that fulfill the capitalization criteria.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our total revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Robin Yanhong Li	56	Chairman of the Board of Directors and Chief Executive Officer
James Ding	59	Independent Director
Yuanqing Yang	60	Independent Director
Jixun Foo	56	Independent Director
Sandy Ran Xu	48	Independent Director
Xiaodan Liu	52	Independent Director
Rong Luo	43	Executive Vice President
Haifeng Wang	53	Chief Technology Officer
Dou Shen	45	Executive Vice President
Victor Zhixiang Liang	51	Senior Vice President
Shanshan Cui	49	Senior Vice President
Junjie He	40	Interim Chief Financial Officer

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

Jixun Foo has served as our independent director since July 2019. Mr. Foo is also a member of our audit committee and our compensation committee. Mr. Foo currently serves as a Senior Managing Partner at Granite Asia (formerly known as GGV Capital) and leads the firm’s overall investment strategy and portfolio management. Mr. Foo joined Granite Asia in 2006 and has spent the last 20 years working with entrepreneurs in the mobility, transportation and enterprise services sectors in Asia. Prior to joining Granite Asia, Mr. Foo was a director at Draper Fisher Jurvetson ePlanet Ventures, where he led investments in Asia. Mr. Foo also previously led investments under the finance and investment division of the National Science and Technology Board of Singapore and served as an R&D project group leader at Hewlett Packard. Mr. Foo currently serves on the boards of XPeng Inc. (NYSE: XPEV) and a number of private companies, including Hello. Mr. Foo graduated from the National University of Singapore with a First-Class Honors degree in Engineering, and received an M.Sc. in Management of Technology from the National University of Singapore’s Graduate School of Business.

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

Xiaodan Liu has served as our independent director and chair of the audit committee of the Board since February 2025. Ms. Liu currently serves as the Managing Partner of FirstLight Capital, a leading private equity firm in China. Prior to founding FirstLight Capital, Ms. Liu has over two decades of experiences in financial markets and was the CEO and Chairperson of Huatai United Securities from July 2012 to January 2017 and from January 2017 to September 2019 respectively, where she led the firm to become a top investment bank in China. Additionally, she served as Chairperson of the Board of AssetMark Financial Holdings, Inc. (NYSE: AMK) from 2016 to 2020, and has been an independent director of the Board for China Pacific Insurance (Group) Co., Ltd. (SSE: 601601, HKEX: 02601) from January 2021. In addition, Ms. Liu actively participate in advising on capital markets policymaking and served as a member of the M&A and Restructuring Committee of the China Securities Regulatory Commission (CSRC) from June 2012 to June 2016. Ms. Liu holds a bachelor’s degree in political science and a master’s degree in law from Peking University.

Rong Luo has served as our executive vice president in charge of Baidu Mobile Ecosystem Group since October 2024. Dr. Luo joined Baidu in 2021 and served as our chief financial officer from November 2021 to October 2024. Prior to joining us, Dr. Luo served as the chief financial officer of TAL Education Group, an NYSE listed company, from November 2014 to October 2021 and played several key management roles. Prior to that, Dr. Luo was the chief financial officer of eLong Inc. from 2013 to 2014. Before that, Dr. Luo held different financial management positions at Lenovo Group and Microsoft. Dr. Luo holds bachelor’s degrees in both information management and systems and economics from Peking University, a master’s degree in management science and engineering from Tsinghua University, and a Ph.D. degree in management science from Peking University.

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

Junjie He has served as our interim chief financial officer since October 2024. Mr. He joined Baidu in June 2019 and served as our senior vice president and the head of the Baidu Mobile Ecosystem Group (MEG) from May 2022 to October 2024. Prior to that, Mr. He oversaw Baidu’s M&A (Mergers & Acquisition), SIM (Strategic Investment Management), SOM (Sales Operation and Management), and FP&A (Financial Planning & Analysis) departments. Prior to joining Baidu, Mr. He had rich work experience with investment firms including China International Capital Corporation (CICC), CITIC Private Equity and Warburg Pincus. Mr. He obtained his bachelor’s degree from the Guanghua School of Management, Peking University in 2007.

B. Compensation

In 2024, we paid an aggregate of RMB49 million (US$7 million) in cash compensation and granted 4,095,056 restricted Class A ordinary shares to our executive officers that are in office as of the date of this annual report as a group. During the same period, we also paid an aggregate of approximately RMB1.4 million (US$194 thousand) in cash compensation and granted 173,072 restricted Class A ordinary shares to our non-executive directors as a group. Our mainland China subsidiaries and the variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment insurance and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable laws of mainland China, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable laws of mainland China.

Our board of directors and shareholders approved the issuance of up to 403,200,000 ordinary shares upon exercise of awards granted under our 2000 option plan. Our 2000 option plan terminated in January 2010 upon the expiration of its ten-year term. At the annual general meeting held on December 16, 2008, our shareholders approved a 2008 share incentive plan, which has reserved an additional 274,302,160 Class A ordinary shares for awards to be granted pursuant to its terms. Our 2008 share incentive plan terminated in December 2018 upon the expiration of its ten-year term. On July 20, 2018, our board of directors approved a 2018 share incentive plan, which has reserved an additional 275,516,000 Class A ordinary shares (taking into account the Share Subdivision) for awards to be granted pursuant to its terms. In August 2023, our board of directors approved a 2023 share incentive plan, which has reserved an additional 281,230,346 Class A ordinary shares for awards to be granted pursuant to its terms. As of December 31, 2024, options to purchase an aggregate of 51,365,032 Class A ordinary shares and an aggregate of 374,855,920 restricted Class A ordinary shares had been granted under the 2008, 2018 and 2023 share incentive plans.

The following table summarizes, as of December 31, 2024, the outstanding options and restricted Class A ordinary shares that we had granted to our current directors and executive officers and to other individuals as a group.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Grant Date	Expiration Date
Robin Yanhong Li	958,160		26.834	February 11, 2015	February 11, 2025
	3,512,320		25.863	April 16, 2015	April 16, 2025
	211,040		19.778	February 25, 2016	February 25, 2026
	724,800		21.888	October 27, 2016	October 27, 2026
	469,120		23.251	February 22, 2017	February 22, 2027
	211,480	(1)	—	February 8, 2021	N/A
	724,024	(1)	—	February 14, 2022	N/A
	1,026,296	(1)	—	August 9, 2023	N/A
	2,043,240	(1)		August 8, 2024	N/A
James Ding	*	(1)	—	February 20, 2024	N/A
Yuanqing Yang	*	(1)	—	February 20, 2024	N/A
Jixun Foo	*	(1)	—	February 20, 2024	N/A
Sandy Ran Xu	*	(1)	—	February 20, 2024	N/A
Rong Luo	*		20.178	November 8, 2021	November 8, 2031
	*	(1)	—	November 8, 2021	N/A
	*	(1)	—	August 9, 2023	N/A
	*	(1)	—	August 8, 2024	N/A
Haifeng Wang	*		23.483	April 27, 2017	April 27, 2027
	*		12.486	August 8, 2019	August 8, 2029
	*	(1)	—	February 8, 2021	N/A
	*	(1)	—	February 14, 2022	N/A
	*	(1)	—	August 9, 2023	N/A
	*	(1)	—	August 8, 2024	N/A
Dou Shen	*		12.486	August 8, 2019	August 8, 2029
	*	(1)	—	February 8, 2021	N/A
	*	(1)	—	February 14, 2022	N/A
	*	(1)	—	August 9, 2023	N/A
	*	(1)	—	August 8, 2024	N/A
Victor Zhixiang Liang	*	(1)	—	February 8, 2021	N/A
	*	(1)	—	February 14, 2022	N/A
	*	(1)	—	August 9, 2023	N/A
	*	(1)	—	August 8, 2024	N/A
Shanshan Cui	*	(1)	—	February 8, 2021	N/A
	*	(1)	—	February 14, 2022	N/A
	*	(1)	—	August 9, 2023	N/A
	*	(1)	—	August 8, 2024	N/A
Junjie He	*		17.228	August 5, 2022	August 5, 2032
	*	(1)	—	February 8, 2021	N/A
	*	(1)	—	May 6, 2022	N/A
	*	(1)	—	August 5, 2022	N/A
	*	(1)	—	August 9, 2023	N/A
	*	(1)	—	August 8, 2024	N/A
Other individuals as a group	81,161,592		—	—	—

*

The options and restricted shares in aggregate held by each of these directors and officers represent less than 1% of our total outstanding shares. The options held by these directors and officers represent less than 1% of our outstanding shares.

(1)	Restricted shares.

The following paragraphs summarize the key terms of our 2008 share incentive plan adopted in December 2008, our 2018 share incentive plan adopted in July 2018 and our 2023 share incentive plan adopted in August 2023:

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

Audit Committee

Our audit committee consists of Xiaodan Liu, James Ding and Jixun Foo, all of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the

Exchange Act. Our board of directors has determined that Ms. Liu is an audit committee financial expert as defined in the instructions to Item 16A of the Form 20-F. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2024, our audit committee held meetings or passed resolutions by unanimous written consent six times.

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

In 2024, our compensation committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2024, our corporate governance and nominating committee passed resolutions by unanimous written consent one time.

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

Board Diversity

Board Diversity Matrix (As of January 31, 2025)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	4	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0

D.	Employees

We had approximately 41,300, 39,800 and 35,900 full time employees as of December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, we had approximately 19,500 employees in research and development, 7,700 employees in sales and marketing, 5,700 employees in operation and service, and 3,000 employees in management and administration. As of December 31, 2024, we had approximately 24,100 employees in Beijing, 11,700 employees outside of Beijing but within China (for the avoidance of doubt, including Hong Kong, Macau and Taiwan), and approximately 100 employees outside of China. We also hire temporary employees and contractors from time to time. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may not be able to manage our expanding operations effectively.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 31, 2025 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of each class of our issued and outstanding shares.

The calculations in the table below are based on 2,750,167,168 ordinary shares, consisting of 2,225,826,848 Class A ordinary shares and 524,340,320 Class B ordinary shares issued and outstanding as of January 31, 2025.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares		% of Total Ordinary Shares		% of Aggregate Voting Power†
Directors and Executive Officers:
Robin Yanhong Li(1)	86,940,856	439,200,000	526,140,856		19.1		59.9
James Ding	*	—		*		*		*
Yuanqing Yang	*	—		*		*		*
Jixun Foo	*	—		*		*		*
Sandy Ran Xu	*	—		*		*		*
Xiaodan Liu	*	—		*		*		*
Rong Luo	*	—		*		*		*
Haifeng Wang	*	—		*		*		*
Dou Shen	*	—		*		*		*
Victor Zhixiang Liang	*	—		*		*		*
Shanshan Cui	*	—		*		*		*
Junjie He	*	—		*		*		*
All Directors and Executive Officers as a Group(2)	93,350,288	439,200,000	532,550,288		19.3		60.0
Principal Shareholders:
Handsome Reward Limited(3)	13,274,944	439,200,000	452,474,944		16.4		58.9
BlackRock, Inc.(4)	128,640,168	—	128,640,168		4.7		1.6

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
**

Except for James Ding, Yuanqing Yang, Jixun Foo, Sandy Ran Xu and Xiaodan Liu, the business address of our directors and executive officers is c/o Baidu, Inc., Baidu Campus, Shangdi 10th Street, Haidian District, Beijing 100085, PRC. The business address of James Ding is STE. 3818, China World Trade Center Tower III, No.1 Jianguomenwai Street, Chaoyang District, Beijing, 100004, China. The business address of Yuanqing Yang is Building 1, No. 10 Courtyard Xibeiwang East Road, Beijing, China. The business address of Jixun Foo is #21-02 Guoco Midtown, 128 Beach Road, 189773, Singapore. The business address of Sandy Ran Xu is 14/F, JD Tower A, 18 Kechuang 11th Street, Beijing, 101111, China. The business address of Xiaodan Liu is STE. 801, KR Center West Tower, Courtyard No. 6, Weigongcun Road, Beijing 100086, China.

(1)

Includes (i) 3,013,200 Class A Ordinary Shares directly held by Mr. Robin Yanhong Li on record, (ii) 3,421,504 Class A ordinary shares in the form of ADSs held by Mr. Robin Yanhong Li in the brokerage account of the administrator of our employee stock option program, (iii) 211,480 Class A Ordinary Shares issuable to Mr. Robin Yanhong Li upon vesting of restricted shares within 60 days after January 31, 2025, (iv) 439,200,000 Class B ordinary shares held on record by Handsome Reward Limited, a British Virgin Islands company wholly owned by Mr. Robin Yanhong Li, (v) 7,037,488 Class A ordinary shares in the form of ADSs held by Handsome Reward Limited in the brokerage account of the administrator of our employee stock option program, (vi) 5,875,440 Class A ordinary shares issuable to Handsome Reward Limited upon exercise of options within 60 days after the date of January 31, 2025, (vii) 362,016 Class A Ordinary Shares issuable to Handsome Reward Limited upon vesting of restricted shares within 60 days after January 31, 2025, and (viii) 67,019,728 Class A ordinary shares in the form of ADSs held by certain employees who have granted Mr. Li irrevocable voting proxies with respect to these shares on their behalf as of January 31, 2025. This excludes 3,732,240 Class A ordinary shares, 85,040,000 Class B ordinary shares and 44,262 ADSs in the brokerage account of the administrator of our employee stock option program, all of which are owned by Ms. Melissa Ma, Mr. Robin Yanhong Li’s wife, as of January 31, 2025, and Mr. Robin Yanhong Li disclaims beneficial ownership of all of such shares.

(2)

Includes 67,019,728 Class A ordinary shares in the form of ADSs held by certain employees who have granted Mr. Robin Yanhong Li irrevocable voting proxies with respect to these shares on their behalf as of January 31, 2025.

(3)

Includes (i) 439,200,000 Class B ordinary shares held by Handsome Reward Limited, a British Virgin Islands company wholly owned and controlled by Mr. Robin Yanhong Li, (ii) 7,037,488 Class A ordinary shares in the form of ADSs held by Handsome Reward Limited in the brokerage account of the administrator of our employee stock option program, (iii) 5,875,440 Class A Ordinary Shares issuable to Handsome Reward Limited upon exercise of options within 60 days after the date of January 31, 2025, and (iv) 362,016 Class A Ordinary Shares issuable to Handsome Reward Limited upon vesting of restricted shares within 60 days after January 31, 2025.

(4)

Includes 128,640,168 Class A ordinary shares beneficially owned by BlackRock, Inc., over which BlackRock, Inc. has sole dispositive power, as of December 31, 2023. BlackRock, Inc. is a Delaware corporation listed on the NYSE. The principal business address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001, United States of America. The calculation of BlackRock’s voting power is based on 116,610,874 Class A ordinary shares, over which BlackRock, Inc. has sole voting power, as of December 31, 2023. The above information is based on the Schedule 13G/A filed by BlackRock, Inc. on February 1, 2024. The percentage of total ordinary shares and the percentage of aggregate voting power for BlackRock Inc. are calculated based on the number of our company’s total outstanding shares as of January 31, 2025 and assuming BlackRock Inc.’s shareholding has not change since December 31, 2023.

As of January 31, 2025, to our knowledge, approximately 39.7% of our total issued and outstanding ordinary shares were held by two record shareholders in the United States, including approximately 39.7% held by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. For instance, BlackRock Inc. is an ADS holder in the United States that beneficially owns 128,640,168 Class A ordinary shares as of December 31, 2023 according to the Schedule 13G/A filed by it, but is not a record holder of our ordinary shares. Please see footnote (4) of the above table for more details. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary shares—Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.” Upon the conversion of all the issued and outstanding Class B ordinary shares as at January 31, 2025 into Class A ordinary shares, our company would issue 524,340,320 Class A ordinary shares, representing approximately 19.1% of the total number of issued and outstanding Class A ordinary shares as at January 31, 2025 (without taking into account any allotment and issuance of Shares pursuant to the exercise of options or the vesting of share awards that have been or may be granted from time to time and any issuance or repurchase of Shares and/or ADSs that we may make).

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

	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Approximate percentage of voting rights(3)
As at January 31, 2025, WVR beneficiaries were the following:
Robin Yanhong Li(1)	86,940,856	439,200,000	59.9%
Melissa Ma	4,086,336	85,040,000	11.4%
Integrity Partners V, LLC(2)	—	100,320	0.0%
Total	91,027,192	524,340,320	71.4%

Notes:

(1)

Includes 67,019,728 Class A ordinary shares in the form of ADSs held by certain employees who have granted Mr. Li irrevocable voting proxies with respect to these shares on their behalf as of January 31, 2025. As a result, the voting power held by Mr. Robin Yanhong Li represented 59.9% of the total outstanding voting power of our company as of January 31, 2025.

(2)

To our knowledge, Integrity Partners V, LLC holds 100,320 Class B ordinary shares of our company and was not a record shareholder of any Class A ordinary shares as at January 31, 2025. Integrity Partners V, LLC is affiliated with an early stage investor that invested in our company before our U.S. IPO in 2005.

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

See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—Termination or other changes of related party transactions in the ordinary course of business may have an adverse impact on our results of operations and financial performance” for risks associated with the termination or other changes of related party transactions.

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

As of February 28, 2025, the amount of outstanding loans between us and Du Xiaoman was insignificant.

Loan transactions with Jidu Auto

Jidu Auto is a joint venture that we established with Zhejiang Geely Holding Group (Geely). In 2022, we provided three term loans to Jidu Auto in an aggregate principal amount of RMB600 million with term of one year for working capital purposes. The interest rates for these loans were 3.465%. Jidu Auto had fully repaid the three term loans in January 2023.

In 2024, we provided a term loan to Jidu Auto in a principal amount of RMB38 million (US$5 million), and in February 2025, we provided another term loan in a principal amount of RMB16 million (US$2 million). These loans were provided to Jidu Auto for working capital purposes with an interest rate of 2.79%. The aggregate principal amount outstanding as of February 28, 2025 was RMB54 million (US$7 million).

Other related party transactions

Related Party A

In 2022, 2023 and 2024, related party transactions with Related Party A, which is one of our equity investees, were in the total amount of RMB158 million, RMB540 million and RMB393 million (US$54 million), respectively, and mainly comprised of the online marketing services that we provided to Related Party A.

Related Party B

In 2022, 2023 and 2024, related party transactions with Related Party B, which is one of our equity investees, were in the total amount of RMB889 million, RMB924 million and RMB919 million (US$126 million), respectively, and comprised of the online marketing services, cloud services and other services that we provided to Related Party B.

Related Party C

In 2022 and 2023, related party transactions with Related Party C, over which we could significantly influence its management or operating policies, were in the total amount of RMB2.2 billion and RMB1.8 billion, respectively, and mainly comprised of online marketing services provided to the party. Related Party C ceased to be a related party from January 2024 as we did not have significant influence over its management or operating policies.

Related Party D

In 2022, 2023 and 2024, related party transactions with Related Party D, which is one of our equity investees, were in the total amount of RMB257 million, RMB338 million and RMB523 million (US$72 million), respectively, and mainly comprised of sales of hardware, intelligent driving services and other services that we provided to Related Party D.

Other related parties

In 2022, 2023 and 2024, with the approval from our board of directors, we reimbursed Mr. Robin Yanhong Li the fees and expenses incurred in connection with his use of an aircraft beneficially owned by his family member for our business purposes. The hourly rate for use of the aircraft was determined based on an analysis of market rates for the charter of comparable aircrafts. The service charges for the use of the aircraft for 2022, 2023 and 2024 were insignificant.

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

In 2024, 2,821 complaints were filed against us before various courts in China, and the aggregate amount of the damages sought in these complaints totals approximately RMB1.3 billion (US$185 million). As of December 31, 2024, 3,325 cases against us were pending before various courts in China. The aggregate amount of damages sought under these pending cases is approximately RMB1.8 billion (US$242 million). As of December 31, 2024, 5 cases against us were pending before various courts outside China.

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

Baidu and iQIYI were named as defendants in several putative federal securities class actions alleging that defendants made material misstatements and omissions regarding certain reported financial and operational results. Starting in April 2020, iQIYI and certain of its current and former officers and directors were named as defendants in several putative federal securities class actions purportedly brought on behalf of alleged classes of iQIYI shareholders. After one action was voluntarily dismissed by plaintiffs in June 2020, the remaining actions were consolidated in the U.S. District Court for the Eastern District of New York in May 2021, under the caption In re iQIYI, Inc. Securities Litigation, No. 1:20-CV-01830, or the iQIYI Action. In June 2021, lead plaintiffs in the iQIYI Action filed the consolidated amended complaint, naming iQIYI, its current and former officers, underwriters in its initial public offering, our company and certain of our officers as defendants. Similarly, starting in August 2020, we and certain of our current officers were named as defendants in two federal securities class actions brought by a purported class of Baidu shareholders in the U.S. District Court for the Eastern District of New York, which were consolidated under the caption In re Baidu Inc. Securities Litigation, 20-cv-03794, or the Baidu Action. In June 2022, lead plaintiffs in the Baidu Action filed the consolidated amended complaint, naming iQIYI, certain of its officers, our company and certain of our officers as defendants.

The operative complaints in the iQIYI and Baidu Actions both allege that the defendants made material misstatements and omissions in documents filed with the SEC and in other public statements regarding certain reported financial and operational results in violation of the federal securities laws. Although parties in the iQIYI Action completed briefing on defendants’ motions to dismiss the consolidated amended complaint on September 29, 2021, in light of the common questions of law and fact at issue in the iQIYI and Baidu Actions, the court terminated the motion to dismiss without prejudice and ordered motion-to-dismiss briefing for the two cases under a new coordinated briefing schedule. The coordinated motion-to-dismiss briefing was completed in March 2023. On February 26, 2024, following oral argument on the motions to dismiss, the court held defendants’ motions in abeyance, granted plaintiffs leave to file amended consolidated complaints, and ordered the supplemental briefing on the amended consolidated complaints to be completed by April 22, 2024. Both the iQIYI and Baidu Actions were dismissed on September 30, 2024.

For risks and uncertainties relating to legal proceedings, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We have been and may again be subject to legal proceedings, claims and investigations and could be adversely impacted by unfavorable results of legal proceedings and investigations.”

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

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since March 23, 2021 under the stock code “9888.” On June 19, 2023, the launch of our Renminbi counter supporting the new Hong Kong Dollar-RMB Dual Counter Model program by the Hong Kong Stock Exchange became effective under the stock code “89888.”

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	pension plans;

•	cooperatives;

•	holders that are not U.S. Holders;

•	real estate investment trusts;

•	persons that elect to mark their securities to market;

•	tax-exempt entities;

•	persons liable for any minimum tax;

•	regulated investment companies;

•	certain expatriates or former long-term residents of the United States;

•	governments or agencies or instrumentalities thereof;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion, constructive sale, or integrated transaction;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value);

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities;

•	persons whose functional currency is other than the U.S. dollar; or

•	persons who acquired our ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

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

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, minimum tax considerations, or state, local or foreign tax laws or the Medicare tax on certain net investment income. The U.S. Internal Revenue Service may disagree with the discussion herein, and its determination may be upheld by a court.

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

With respect to non-corporate U.S. Holders (including individual U.S. Holders), dividends may be taxed at the lower applicable capital gains rate provided that (i) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and mainland China, or the Treaty, (ii) we are not a passive foreign investment company for either our taxable year in which the dividend was paid or for the preceding taxable year, (iii) certain holding period requirements are met and (iv) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the Nasdaq Global Select Market will generally be considered to be readily tradable on an established securities market in the United States. Even if the ADSs are listed on NASDAQ, there can be no assurance that our ADSs will be considered readily tradable on an established securities market in future years.

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

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were a PFIC for the taxable year ended December 31, 2024 and no assurance can be given with respect to our PFIC status in the current taxable year or foreseeable tax years. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate and foreign tax credit on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

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

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2024 and no assurance can be given with respect to our PFIC status in the current taxable year or foreseeable tax years. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive Foreign Investment Company

A non-U.S. corporation, such as us, is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets that are readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. Although the law in this regard is not entirely clear, we treat the variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to receive economic benefits that could potentially be significant to them and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the variable interest entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and for subsequent taxable years.

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income (in particular, the retention of substantial amounts of cash and investments), we believe that we were a PFIC for our taxable year ended December 31, 2024. No assurance can be given with respect to our PFIC status in the current taxable year or foreseeable taxable years, because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ordinary shares and/or ADSs may also cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ordinary shares and/or ADSs from time to time (which may be volatile). The composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we deploy significant amounts of cash and investments for active purposes, we may be less likely to be classified as a PFIC for the current or future taxable years. If we are a PFIC for any year during which you hold the ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold such ADSs or ordinary shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules, regardless of whether we remain a PFIC, with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge under proposed regulations) of the ADSs or ordinary shares, unless you make a mark-to-market election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or “regularly traded,” on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Select Market, which is a qualified exchange for these purposes. Our ordinary shares are listed on the Hong Kong Stock Exchange, which is expected to meet the requirements of a qualified exchange or market for these purposes. We anticipate that our ADSs and ordinary shares should qualify as being regularly traded, but no assurances may be given in this regard. Assuming that the ADSs and ordinary shares are regularly traded, if you are a holder of our ADSs or ordinary shares, it is expected that the mark-to-market election would be available to you if we are a PFIC. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will generally include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. Such deductions, however, are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, you will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

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

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate investments may have their fair market value adversely impacted due to a rise in interest rates, while floating rate investments may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. For example, as of December 31, 2024, we had RMB102.6 billion (US$14.1 billion) short-term investments, with a weighted average duration of 0.4 year. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of RMB365 million (US$50 million) in the fair value of our short-term investments as of December 31, 2024. We have not been, and do not expect to be, exposed to material interest rate risks relating to our investment in short-term instruments, and therefore have not used any derivative financial instruments to manage such interest risk exposure. Our exposure to interest rate risk also arises from our bank facilities that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We manage this risk through the use of interest rate swap contracts. In connection with the loan facilities entered into in April 2021, we entered into two interest rate swap agreements, as amended, which effectively convert the term loans from a variable interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loans. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Foreign Exchange Risk

Most of our revenues and costs are denominated in RMB, while a portion of our cash and cash equivalents, restricted cash, short-term investments, long-term investments, long-term time deposits and held-to-maturity investments, long-term loans, notes payable and convertible senior notes are denominated in U.S. dollars. Any significant revaluation of RMB against the U.S. dollar may materially affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” In addition, we have operations in Japan. We may need to make capital injections into our Japan operations by converting U.S. dollars into Japanese Yen, and we have JPY-denominated revenue and expenses that we may need to translate into U.S. dollars, which will expose us to the fluctuations in the exchange rate between the U.S. dollar and the Japanese Yen. In 2024, we entered into some hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. The value of your investment in our ADSs or Class A ordinary shares will be affected by the exchange rate between the U.S. dollar and the Renminbi or the Hong Kong dollar and the Renminbi, as applicable, because the value of our business is effectively denominated in RMB, while our ADSs or Class A ordinary shares will be traded in U.S. dollars or Hong Kong dollars, as applicable.

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

As of December 31, 2024, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB97.3 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$5.6 billion. Assuming we had converted RMB97.3 billion into U.S. dollars at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our U.S. dollar cash balance would have been US$18.9 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$17.6 billion instead. In addition, we had U.S. dollar-denominated long-term loans, notes payable (including current portion) and convertible senior notes (including current portion) of US$8.1 billion as of December 31, 2024. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB5.9 billion (US$807 million) in the value of our U.S. dollar-denominated long-term loans, notes payable (including current portion) and convertible senior notes (including current portion) as of December 31, 2024.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us certain expenses annually and we incur expenses related to the establishment and maintenance of the ADR program, including expenses related to our listing in the U.S. and Hong Kong, compliance, and investor relations activities. In 2025, we expect to receive certain insignificant amount of reimbursement from the depositary.

Conversion between Class A ordinary shares and ADSs

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our Class A ordinary shares commenced trading on the Hong Kong Stock Exchange in board lots of 50 Class A ordinary shares on March 23, 2021. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange are conducted in Hong Kong dollars.

The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

•	Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;

•	Securities and Futures Commission of Hong Kong transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

•	Accounting and Financial Reporting Council of Hong Kong transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;

•	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

•	stock transaction stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;

•

brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and

•

the Hong Kong share registrar will charge between HK$2.50 to 0.05% of the market value of the shares, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

All costs attributable to the transfer of Class A ordinary shares to effect a withdrawal from or deposit of Class A ordinary shares into our ADS program will be borne by the investor requesting the transfer or deposit. In particular, holders of ordinary shares and ADSs should note that the Hong Kong share registrar will charge between HK$2.50 to 0.05% of the market value of the shares, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Class A ordinary shares and ADSs must pay up to US$5.00 per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of ordinary shares from, the ADS facility.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-5 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Ms. Xiaodan Liu, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and chairman of our audit committee, is an audit committee financial expert.

Item 16B.	Code of Ethics

In July 2005, our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors. We have posted a copy of our code of business conduct and ethics on our website at http://ir.baidu.com.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal accountant for the respective period including any associated or affiliated organizations or entities.

	2023 (RMB in thousands)	2024 (RMB in thousands)
Audit fees(1)	48,436	41,354
All other fees(2)	3,630	4,812

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual statements and assistance with and review of documents filed with the SEC.

(2)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors, other than services reported under “Audit fees”.

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

In February 2023, our board of directors authorized a share repurchase program, under which we may repurchase up to US$5.0 billion of our ADSs or shares, effective until December 31, 2025. The table below is a summary of our repurchases in 2024, which were all conducted in the open market pursuant to such share repurchase program.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Share Repurchase Program	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Share Repurchase Program
March 2024	2,256,019	$101.27	2,256,019	US$	4,102,524,863
May 2024	709,938	$99.98	709,938	US$	4,031,545,754
June 2024	2,017,356	$93.81	2,017,356	US$	3,842,301,382
July 2024	452,619	$87.90	452,619	US$	3,802,515,835
September 2024	1,905,113	$84.27	1,905,113	US$	3,641,965,170
November 2024	387,288	$79.32	387,288	US$	3,611,244,818
December 2024	1,888,399	$87.57	1,888,399	US$	3,445,879,837
Total	9,616,731	$92.04	9,616,731	US$	3,445,879,837

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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
Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable laws, rules and regulations, and the listing standards of Nasdaq and the Hong Kong Stock Exchange relating to insider trading.
The Third Amended and Restated Statement of Policies Governing Material,
Non-Public
Information and the Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form
20-F.

Item 16K.	Cybersecurity
Risk Management and Strategy
We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.
We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various methods, including technical safeguards, procedural requirements, an intensive monitoring program on our corporate network, continuous testing of our security posture both internally and with outside vendors, a robust incident response program, a review of the effectiveness of our security system with reference to applicable security standards by qualified third parties and regular cybersecurity awareness training for employees. Both our Security Department and Operation and Maintenance Department continually monitor the performance of our apps, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.
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

2.15	Form of 4.875% Notes due 2028 (incorporated by reference to Exhibit 4.8 to Form 6-K furnished with the Securities and Exchange Commission on November 15, 2018)

2.16

Eighth Supplemental Indenture, dated as of April 7, 2020, between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.11 to Form 6-K furnished with the Securities and Exchange Commission on April 7, 2020)

2.17	Form of 3.075% Notes due 2025 (incorporated by reference to Exhibit 4.11 to Form 6-K furnished with the Securities and Exchange Commission on April 7, 2020)

2.18	Form of 3.425% Notes due 2030 (incorporated by reference to Exhibit 4.11 to Form 6-K furnished with the Securities and Exchange Commission on April 7, 2020)

2.19

Ninth Supplemental Indenture, dated as of October 9, 2020, between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on October 9, 2020)

2.20	Form of 1.72% Notes due 2026 (incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on October 9, 2020)

2.21	Form of 2.375% Notes due 2030 (incorporated by reference to Exhibit 4.3 to Form 6-K furnished with the Securities and Exchange Commission on October 9, 2020)

2.22

Tenth Supplemental Indenture, dated as of August 23, 2021, between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 2.26 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022)

2.23	Form of 1.625% Notes due 2027 (incorporated by reference to Exhibit 2.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022)

2.24	Form of 2.375% Notes due 2031 (incorporated by reference to Exhibit 2.28 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022)

2.25

Indenture dated March 29, 2019 between iQIYI, Inc. and Citicorp International Limited, as trustee, and form of 2.00% Notes due 2025 (incorporated herein by reference to Exhibit 4.61 to iQIYI, Inc.’s annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 12, 2020)

2.26	Description of Securities of the Registrant (incorporated by reference to Exhibit 2.31 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022)

Exhibit Number	Description of Document

2.27

Description of the Registrant’s US$750,000,000 3.00% Notes Due 2020 and US$500,000,000 4.13% Notes Due 2025 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-184757) filed with the Securities and Exchange Commission on November 5, 2012 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on June 22, 2015 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.28

Description of the Registrant’s US$900,000,000 2.88% Notes Due 2022 and US$600,000,000 3.63% Notes Due 2027 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-218972) filed with the Securities and Exchange Commission on June 26, 2017 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on June 28, 2017 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.29

Description of the Registrant’s US$1,000,000,000 3.88% Notes Due 2023 and US$500,000,000 4.38% Notes Due 2028 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-218972) filed with the Securities and Exchange Commission on June 26, 2017 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on March 22, 2018 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.30

Description of the Registrant’s US$600,000,000 4.38% Notes Due 2024 and US$400,000,000 4.88% Notes Due 2028 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-218972) filed with the Securities and Exchange Commission on June 26, 2017 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on November 8, 2018 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.31

Description of the Registrant’s US$300,000,000 1.625% Notes Due 2027 and US$700,000,000 2.375% Notes Due 2031 (incorporated herein by reference to (i) the section titled “Description of Debt Securities” in the Registrants’ registration statement on Form F-3 (File No. 333-249314) filed with the Securities and Exchange Commission on October 5, 2020 and (ii) the section titled “Description of the Notes” in the prospectus supplement, in the form filed by the Registrant with the Securities and Exchange Commission on August 19, 2021 pursuant to Rule 424(b) under the Securities Act of 1933, as amended)

2.32

Eleventh Supplemental Indenture, dated as of March 12, 2025, between the Registrant and The Bank of New York Mellon, as trustee, and The Bank of New York Mellon, Hong Kong Branch, as CMU Lodging and Paying Agent, Transfer Agent and Registrar (incorporated by reference to Exhibit 10.1 to Form 6-K furnished with the Securities and Exchange Commission on March 17, 2025)

2.33	Form of 2.70% Notes due 2030 (included in Exhibit 2.32)

2.34	Form of 3.00% Notes due 2035 (included in Exhibit 2.32)

2.35

Trust Deed, dated as of March 12, 2025, between the Registrant and the Bank of New York Mellon, London Branch, as trustee (incorporated by reference to Exhibit 10.2 to Form 6-K furnished with the Securities and Exchange Commission on March 17, 2025)

Exhibit Number	Description of Document

2.36

Terms and Conditions of the Bonds, Schedule 4 to the Trust Deed, dated as of March 12, 2025, between the Registrant and the Bank of New York Mellon, Longdon Branch, as trustee (incorporated by reference to Exhibit 10.3 to Form 6-K furnished with the Securities and Exchange Commission on March 17, 2025)

2.37	Form of Global Certificate of Zero Coupon Exchangeable Bonds due 2032 (included in Exhibit 2.35)

4.1	2000 Option Plan (amended and restated effective December 16, 2008) (incorporated by reference to Exhibit 99.3 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

4.2	2008 Share Incentive Plan (incorporated by reference to Exhibit 99.4 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

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

Exhibit Number	Description of Document

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

4.89

Translation of Proxy Agreement between our company and Shanshan Cui, dated October 30, 2019 (incorporated by reference to Exhibit 4.89 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2021)

4.90

Translation of the Exclusive Equity Purchase and Transfer Option Agreement among our company, Baidu Online, Shanshan Cui and Beijing Perusal, dated October 30, 2019 (incorporated by reference to Exhibit 4.90 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2021)

4.91

Translation of Pledge Agreement between Baidu Online and Shanshan Cui, dated October 30, 2019 (incorporated by reference to Exhibit 4.91 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2021)

4.92

Translation of Irrevocable Power of Attorney issued by Zhixiang Liang, an individual shareholder of Beijing Perusal, dated October 30, 2019 (incorporated by reference to Exhibit 4.92 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2021)

4.93

Translation of Irrevocable Power of Attorney issued by Shanshan Cui, an individual shareholder of Beijing Perusal, dated October 30, 2019 (incorporated by reference to Exhibit 4.93 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2021)

4.94

Translation of Exclusive Technology Consulting and Services Agreement, effective on December 1, 2011, between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. (later renamed as Beijing iQIYI) (incorporated herein by reference to Exhibit 10.49 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.95

Translation of Software Licensing Agreement, effective on December 1, 2011, between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. (later renamed as Beijing iQIYI) (incorporated herein by reference to Exhibit 10.50 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.96

Translation of Trademark Licensing Agreement, effective on December 1, 2011, between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. (later renamed as Beijing iQIYI) (incorporated herein by reference to Exhibit 10.51 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.97

Translation of Business Cooperation Agreement, effective on December 1, 2011, between Beijing QIYI Century and Beijing Xinlian Xinde Advertisement Media Co., Ltd. (later renamed as Beijing iQIYI) (incorporated herein by reference to Exhibit 10.52 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.98

Translation of Amended and Restated Shareholder Voting Rights Trust Agreement between Beijing QIYI Century and Xiaohua Geng, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.99

Translation of Amended and Restated Share Pledge Agreement between Beijing QIYI Century and Xiaohua Geng, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

4.100

Translation of Commitment Letter issued by iQIYI, and Beijing QIYI Century, dated January 30, 2013 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-223263) filed by iQIYI, Inc. with the SEC on February 27, 2018)

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

4.110	2023 Share Incentive Plan (incorporated by reference to Exhibit 4.110 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2024)

4.111*	Share Purchase Agreement by and between the Buyer as defined therein, Baidu (Hong Kong) Limited, JOYY Inc. and certain investors party thereto, dated February 25, 2025.

4.112*	Indenture, dated February 24, 2025, between iQIYI and Citibank, N.A., as trustee

8.1*	List of Principal Subsidiaries and Variable Interest Entities

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.14 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

11.2*	Third Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Ernst & Young Hua Ming LLP

97	Clawback Policy (incorporated by reference to Exhibit 97 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2024)

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baidu, Inc.

By:	/s/ Robin Yanhong Li
Name: Robin Yanhong Li
Title: Chairman and Chief Executive Officer

Date: March 28, 2025

BAIDU, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Baidu, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Baidu, Inc. (the Company) as of
December
31, 2024 and 2023, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2025 expressed an unqualified opinion thereon.
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
Impairment assessment of equity method investments and equity investments accounted for using the measurement alternative

Description of the Matter
As described in Notes 2, 4 and 26 to the consolidated financial statements, as of December 31, 2024, the Company’s consolidated balance of equity method investments and equity investments accounted for using the measurement alternative was RMB17,517 million (US$2,400 million) and RMB4,150 million (US$569 million), respectively. For the year ended December 31, 2024, the Company recognized impairment losses of RMB26 million (US$4 million) and RMB292 million (US$40 million) for equity method investments and equity investments accounted for using the measurement alternative, respectively.

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

To test the impairment assessment of equity method investments and equity investments accounted for using the measurement alternative, we performed audit procedures on a sample basis, that included, among others, evaluating management’s assessment as to whether indicators of impairment existed and investments were impaired by considering the financial condition and operating results of the investees, as well as other relevant market information. For equity method investments, we also evaluated management’s determination as to whether an indicated impairment was other-than-temporary, considering factors such as the duration and magnitude of the decline in value and the Company’s intent and ability to retain the investment until the recovery of its cost. We tested the completeness, accuracy and relevance of the underlying data used by management in the valuation models to determine fair value. With the assistance of our internal valuation specialists, we evaluated the appropriateness of the valuation methodologies used by management to determine the fair value of investments and tested the unobservable inputs used in the valuation methodologies by comparing certain assumptions to industry, business and market data/information available from third-party sources. We also independently developed our unobservable inputs and compared them to the Company’s results and involved our internal valuation specialists to assist with the application of these procedures.

/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2007.
Beijing, The People’s Republic of China
March 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Baidu, Inc.
Opinion
on
Internal
Control
Over Financial
Reporting
We have audited Baidu, Inc.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Baidu, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 28, 2025 expressed an unqualified opinion thereon.
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
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements
.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young Hua Ming LLP
Beijing, The People’s Republic of China
March 28, 2025

BAIDU, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2023	2024	2024
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		25,231	24,832	3,402
Restricted cash		11,503	11,697	1,602
Short-term investments, net	4	168,670	102,608	14,057
Accounts receivable, net of allowance of RMB3,176 and RMB3,517 (US$482) as of December 31, 2023 and 2024, respectively	8	10,848	10,104	1,384
Amounts due from related parties	24	1,424	790	108
Other current assets, net	9	12,579	18,818	2,580

Total current assets		230,255	168,849	23,133

Non-current assets:
Fixed assets, net	10	27,960	30,102	4,124
Licensed copyrights, net	6	6,967	6,930	949
Produced content, net	7	13,377	14,695	2,013
Intangible assets, net	11	881	772	106
Goodwill	11	22,586	22,586	3,094
Long-term investments, net	4	47,957	41,721	5,716
Long-term time deposits and held-to-maturity investments	5	24,666	98,535	13,499
Amounts due from related parties	24	195	137	19
Deferred tax assets, net	17	2,100	2,193	300
Operating lease right-of-use assets	16	10,851	10,898	1,493
Prepayments and receivables related to the proposed acquisition of YY Live, net	3	13,198	13,547	1,856
Other non-current assets		5,766	16,815	2,304

Total non-current assets		176,504	258,931	35,473

Total assets		406,759	427,780	58,606

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB34,056 and RMB39,711 (US$5,440) as of December 31, 2023 and 2024, respectively):	1
Short-term loans	13	10,257	10,669	1,462
Accounts payable and accrued liabilities	12	37,717	41,443	5,677
Customer deposits and deferred revenue		14,627	14,624	2,003
Deferred income		306	684	94
Long-term loans, current portion	13	2	168	23
Convertible senior notes, current portion	15	2,802	242	33
Notes payable, current portion	14	6,029	8,026	1,100
Amounts due to related parties	24	1,603	1,794	246
Operating lease liabilities	16	3,108	3,303	453

Total current liabilities		76,451	80,953	11,091

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB6,753 and RMB7,352 (US$1,007) as of December 31, 2023 and 2024, respectively):	1
Deferred income		200	231	32
Deferred revenue		481	585	80
Amounts due to related parties	24	77	56	8
Long-term loans	13	14,223	15,596	2,137
Notes payable	14	34,990	27,996	3,835
Convertible senior notes	15	8,144	8,351	1,144
Deferred tax liabilities	17	2,725	3,870	530
Operating lease liabilities	16	5,040	4,973	681
Other non-current liabilities		1,820	1,557	213

Total non-current liabilities		67,700	63,215	8,660

Total liabilities		144,151	144,168	19,751

Commitments and contingencies	19

Redeemable noncontrolling interests	20	9,465	9,870	1,352

Equity
Class A Ordinary Shares, par value US$0.000000625 per share, 66,000,000,000 shares authorized, 2,377,739,600 shares and 2,378,179,600 shares issued as of December 31, 2023 and 2024, respectively, and 2,280,411,080 shares and 2,239,234,372 shares outstanding as of December 31, 2023 and 2024, respectively	21	—	—	—
Class B Ordinary Shares, par value US$0.000000625 per share, 2,832,000,000 shares authorized, and 524,780,320 shares and 524,340,320 shares issued and outstanding as of December 31, 2023 and 2024, respectively	21	—	—	—
Additional paid-in capital		87,099	91,586	12,547
Treasury stock	21	(3,818)	(6,236)	(854)
Retained earnings	21	161,240	180,073	24,670
Accumulated other comprehensive loss	21	(895)	(1,803)	(247)

Total Baidu, Inc. shareholders’ equity		243,626	263,620	36,116

Noncontrolling interests		9,517	10,122	1,387

Total equity		253,143	273,742	37,503

Total liabilities, redeemable noncontrolling interests and equity		406,759	427,780	58,606

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), including number of shares, except for per share (or ADS) data)

		For the Years Ended December 31,
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$
Revenues:
Online marketing services		74,711	81,203	78,563	10,763
Others		48,964	53,395	54,562	7,475

Total revenues	25	123,675	134,598	133,125	18,238

Operating costs and expenses:
Cost of revenues		63,935	65,031	66,102	9,056
Selling, general and administrative		20,514	23,519	23,620	3,236
Research and development		23,315	24,192	22,133	3,032

Total operating costs and expenses		107,764	112,742	111,855	15,324

Operating profit		15,911	21,856	21,270	2,914

Other (loss) income:
Interest income		6,245	8,009	7,962	1,091
Interest expense		(2,913)	(3,248)	(2,824)	(387)
Foreign exchange (loss) gain, net		(1,484)	595	1,076	147
Share of losses from equity method investments	4	(1,910)	(3,799)	(691)	(95)
Others, net		(5,737)	1,785	1,829	251

Total other (loss) income, net		(5,799)	3,342	7,352	1,007

Income before income taxes		10,112	25,198	28,622	3,921
Income taxes	17	2,578	3,649	4,447	609

Net income		7,534	21,549	24,175	3,312

Less: net (loss) income attributable to noncontrolling interests		(25)	1,234	415	57

Net income attributable to Baidu, Inc.		7,559	20,315	23,760	3,255

Earnings per share for Class A and Class B ordinary shares:	22
Basic		2.50	6.98	8.31	1.14
Diluted		2.48	6.89	8.24	1.13
Earnings per ADS (1 ADS equals 8 Class A ordinary shares):	22
Basic		20.02	55.83	66.40	9.10
Diluted		19.85	55.08	65.91	9.03
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):	22
Basic		2,782	2,807	2,790	2,790
Diluted		2,809	2,837	2,798	2,798
Other comprehensive income (loss):	21
Foreign currency translation adjustments		(751)	(913)	(766)	(105)
Unrealized (losses) gains on available-for-sale investments, net of reclassification		(392)	(201)	174	24
Unrealized gains (losses) on derivatives		1,266	(422)	(387)	(53)

Other comprehensive income (loss), net of tax		123	(1,536)	(979)	(134)

Comprehensive income		7,657	20,013	23,196	3,178

Less: comprehensive (loss) income attributable to noncontrolling interests		(456)	1,139	344	47

Comprehensive income attributable to Baidu, Inc.		8,113	18,874	22,852	3,131

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	7,534	21,549	24,175	3,312
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of fixed assets and computer parts	6,477	7,390	6,844	938
Amortization and impairment of intangible assets	467	430	295	40
Deferred income tax, net	(99)	(163)	1,040	142
Share-based compensation	6,788	6,345	4,784	655
Allowance for credit losses	701	693	1,074	147
Investment and interest expense (income)	4,010	(3,765)	(2,598)	(356)
Amortization of licensed copyrights	7,781	7,088	7,489	1,026
Amortization and impairment of produced content	5,359	6,549	5,893	807
Impairment of long-term investments and other assets	3,058	910	630	86
Share of losses from equity method investments	1,910	3,799	691	95
(Gain) loss on disposal of subsidiaries or business	(868)	(157)	22	3
Gain on disposal of fixed assets	(58)	(36)	(44)	(6)
Barter transaction revenue	(876)	(418)	(902)	(124)
Accretion on convertible senior notes and others	146	332	311	43
Other non-cash expenses (income)	598	(864)	(958)	(131)
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts receivable	(2,369)	216	327	45
Amounts due from related parties	264	(196)	(220)	(30)
Licensed copyrights	(6,144)	(6,381)	(6,530)	(895)
Produced content	(7,391)	(6,928)	(7,210)	(988)
Other assets	965	(691)	(16,782)	(2,299)
Customer deposits and deferred revenue	(460)	1,645	103	14
Accounts payable and accrued liabilities and other non-current liabilities	(1,450)	(858)	2,298	315
Deferred income	16	273	410	56
Amounts due to related parties	(189)	(147)	92	14

Net cash provided by operating activities	26,170	36,615	21,234	2,909

Cash flows from investing activities:
Acquisition of fixed assets	(8,286)	(11,190)	(8,134)	(1,114)
Acquisition of businesses, net of cash acquired	(14)	(115)	—	—
Acquisition of intangible assets	(107)	(105)	(125)	(17)
Purchases of time deposits and held-to-maturity investments	(173,934)	(198,658)	(225,885)	(30,946)
Maturities of time deposits and held-to-maturity investments	178,831	152,877	224,188	30,714
Purchases of available-for-sale debt investments	(7,587)	(3,335)	(79,022)	(10,826)
Sales and maturities of available-for-sale debt investments	9,288	2,155	74,366	10,188
Purchases of equity investments	(3,628)	(1,487)	(795)	(109)
Proceeds from disposal of equity investments	1,984	6,884	6,697	917
Disposal of subsidiaries’ shares	270	15	—	—
Loans provided to third parties	—	(1,472)	(2,427)	(332)
Loans provided to related parties	(859)	(1)	(38)	(5)
Repayment of loans provided to third parties	—	—	112	15
Repayment of loans provided to related parties	—	3,946	—	—
Return of equity method investments	—	—	2,536	347
Other investing activities	98	89	(28)	(4)

Net cash used in investing activities	(3,944)	(50,397)	(8,555)	(1,172)

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term loans	6,273	15,928	22,454	3,076
Repayments of short-term loans	(5,084)	(11,026)	(22,039)	(3,019)
Proceeds from long-term loans	—	130	1,120	153
Repayments of long-term loans	(11,451)	(7,327)	(6,158)	(844)
Repayment of loans borrowed from related parties	—	(3,477)	—	—
Proceeds from issuance of convertible senior notes, net of issuance costs	3,449	4,415	—	—
Repayments or redemption of convertible senior notes	—	(11,736)	(2,914)	(399)
Proceeds from issuance of subsidiaries’ shares	1,227	3,461	41	6
Repurchase of ordinary shares	(1,925)	(4,764)	(6,324)	(866)
Proceeds from exercise of share options	200	103	47	6
Proceeds from issuance of redeemable noncontrolling interests	1,212	351	615	84
Acquisition of redeemable noncontrolling interests and noncontrolling interests in subsidiaries	(86)	—	(825)	(113)
Proceeds from other financing activities	25	—	339	46
Repayments of other financing activities	(230)	(220)	(115)	(15)

Net cash used in financing activities	(6,390)	(14,162)	(13,759)	(1,885)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,729	282	95	13
Net increase/(decrease) in cash, cash equivalents and restricted cash	17,565	(27,662)	(985)	(135)

Cash, cash equivalents and restricted cash at the beginning of the year	47,671	65,236	37,574	5,148

Cash, cash equivalents and restricted cash at the end of the year	65,236	37,574	36,589	5,013

Supplemental disclosures:
Interest paid	2,690	2,764	2,237	306
Income taxes paid	3,525	3,666	3,684	505
Non-cash investing and financing activities:
Acquisition of fixed assets included in accounts payable and accrued liabilities	1,000	1,310	1,819	249
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	53,156	25,231	24,832	3,402
Restricted cash	11,330	11,503	11,697	1,602
Long-term restricted cash	750	840	60	9

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	65,236	37,574	36,589	5,013

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

BAIDU, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares)

	Attributable to Baidu, Inc.
	Ordinary shares		Treasury Stock
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Noncontrolling interests	Total shareholders’ equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2023	2,805,191,400	—	41,182,672	(3,818)	87,099	161,240	(895)	9,517	253,143
Net income	—	—	—	—	—	23,760	—	415	24,175
Other comprehensive loss	—	—	—	—	—	—	(908)	(71)	(979)
Acquisition of noncontrolling interests	—	—	—	—	4	—	—	(31)	(27)
Issuance of shares by the Company’s subsidiaries to noncontrolling interests	—	—	—	—	27	—	—	12	39
Exercise of share-based awards	35,317,136	—	(34,659,840)	3,974	—	(3,931)	—	—	43
Share-based compensation	—	—	—	—	4,458	—	—	303	4,761
Dividends paid and payable by the Company’s subsidiaries	—	—	—	—	—	—	—	(23)	(23)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	(588)	—	—	(588)
Repurchase of ordinary shares	(76,933,844)	—	76,933,844	(6,392)	—	—	—	—	(6,392)
Others	—	—	—	—	(2)	(408)	—	—	(410)

Balances at December 31, 2024	2,763,574,692	—	83,456,676	(6,236)	91,586	180,073	(1,803)	10,122	273,742

Balances at December 31, 2024, in US$		—		(854)	12,547	24,670	(247)	1,387	37,503

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

1.	ORGANIZATION AND BASIS OF PRESENTATION
Baidu, Inc. (“Baidu” or the “Company”) was incorporated under the laws of the Cayman Islands on January 18, 2000. The Company, its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs are hereinafter collectively referred to as the “Group”.
As of December 31, 2024, the Company has major subsidiaries incorporated in countries and jurisdictions including mainland China, Hong Kong, Cayman Islands and British Virgin Islands (“BVI”). As of December 31, 2024, the Company also effectively controls a number of VIEs through the Primary Beneficiaries, as defined below, which include:

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
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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
(“ASC 810”).
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
Each of the proxy agreements or shareholder voting rights trust agreements amongst the Company and the shareholders of Beijing Perusal and between Beijing QIYI Century Science & Technology Co., Ltd (“Beijing QIYI Century”) and the individual shareholder of Beijing iQIYI contains substantially the same terms as those described above. Each of the proxy agreements or shareholder voting rights trust agreements will be in effect for an unlimited term unless terminated in writing by the Company or other subsidiaries. Each of the powers of attorney will be in effect for as long as the shareholder of Beijing Perusal or Beijing iQIYI, holds any equity interests in Beijing Perusal or Beijing iQIYI, as the case may be.
Exclusive Equity Purchase and Transfer Option Agreements/ Exclusive Purchase Option Agreements
Pursuant to the exclusive equity purchase and transfer option agreement amongst the shareholders of Baidu Netcom, the Company and Baidu Online Network Technology (Beijing) Co., Ltd.(“Baidu Online”), the shareholders of Baidu Netcom irrevocably granted the Company or its designated person(s) (including Baidu Online) an exclusive option to purchase, to the extent permitted under the laws of mainland China, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable laws of mainland China. The shareholders of Baidu

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

Netcom must remit to Baidu Online any amount that is paid by Baidu Online in connection with the purchased equity interests as requested by the Company or its designated person(s) (including Baidu Online) to the extent permitted by the applicable laws. The Company or its designated person(s) have sole discretion to decide when to exercise the option, whether in part or in full. Any and all dividends and other capital distributions made by Baidu Netcom to its shareholders must be repaid to the Company in full. The Company or its designated person(s) (including Baidu Online) also have the exclusive right to cause the shareholders of Baidu Netcom to transfer their equity interests in Baidu Netcom to the Company or any designated third party. The Company would provide unlimited financial support to Baidu Netcom if, in the normal operation of business, Baidu Netcom would become in need of any form of reasonable financial support. If Baidu Netcom were to incur any loss and as a result cannot repay any loans from the Company (through Baidu Online), the Company will unconditionally forgive any such loans to Baidu Netcom provided that Baidu Netcom provides sufficient proof for its loss and incapacity to repay. In addition, the shareholders of Baidu Netcom must appoint the candidates recommended by Baidu Online as their representatives on Baidu Netcom’s board of directors. The agreement will terminate when the shareholders of Baidu Netcom have transferred all their equity interests in Baidu Netcom to the Company or its designated person(s) or upon expiration of the term of business of the Company or Baidu Netcom.
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
Each of the exclusive technology consulting and services agreements between Baidu Online and Beijing Perusal and Beijing QIYI Century and Beijing iQIYI contains substantially the same terms as those described above, except the terms regarding the determinant the service fees may differ and that the initial term of the exclusive technology consulting and services agreement between Beijing QIYI Century and Beijing iQIYI dated November 23, 2011 is ten years, and has been extended to November 23, 2031, and can be further renewed at the discretion of Beijing QIYI Century.
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
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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
Pursuant to the amended and restated business operation agreement amongst Beijing QIYI Century, Beijing iQIYI and its shareholder, Beijing QIYI Century provides guidance and instructions on Beijing iQIYI’s daily operations and financial affairs. In addition, Beijing QIYI Century agrees to guarantee Beijing iQIYI’s performance under any agreements or arrangements relating to Beijing iQIYI’s business arrangements with any third party. The agreement can only be unilaterally revoked by Beijing QIYI Century. The initial term of the agreement dated January 30, 2013 is ten years, which has been extended for another ten years to January 30, 2033, and can be further renewed at Beijing QIYI Century’s discretion.
Loan Agreements
Pursuant to loan agreements amongst the shareholders of Baidu Netcom and Baidu Online, one of the Company’s subsidiaries, Baidu Online provided interest-free loans in an aggregate amount of RMB13.4 billion (US$1.8 billion) to the shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with the proceeds from the sale of the shareholders’ equity interests in Baidu Netcom to Baidu Online or its designated person. The term of the loan agreements will expire on July 9, 2029 and August 19, 2029, and can be extended with the written consent of both parties before its expiration.
Pursuant to loan agreements amongst the shareholders of Baidu Perusal and Baidu Online, the amount of loans extended to the respective shareholders of Beijing Perusal is RMB3.2 billion (US$438 million).
The term of the loan agreements will expire on March 30, 2028 and October 29, 2029, and can be extended with the written consent of both parties before its expiration. Each of the loan agreements amongst Baidu Online or other subsidiaries and the respective shareholders of Beijing Perusal or other VIEs, including iQIYI VIEs, contains substantially the same terms as those described above, except that the amount of the loans and the contract expiration date varies. The term of the loan agreement amongst Beijing QIYI Century and the individual shareholder of Beijing iQIYI expired on June 23, 2021 originally, which was extended in December 2020 for another ten years to June 23, 2031 and can be further extended upon the written notification from Beijing QIYI Century.
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
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

obligations under the exclusive technology consulting and services agreement and the loan agreement, but such agreement will expire two years after expiration of the term of the obligations of Baidu Netcom and its shareholders under the exclusive technology consulting and service agreement and the loan agreements if they fail to fulfill such obligations thereunder.
Each of the equity pledge agreements amongst Baidu Online and the shareholders of Beijing Perusal and Beijing QIYI Century and the individual shareholder of Beijing iQIYI contains substantially the same terms, including its term to expiration, as those described above.
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
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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
Minority Investment in Beijing iQIYI
In October 2024, a third-party enterprise made an investment of RMB0.3 million in Beijing iQIYI for 1% of Beijing iQIYI’s enlarged registered capital. Such third-party minority stake holder is entitled to customary economic rights in proportion to its equity ownership, the right to appoint a director to Beijing iQIYI’s three-member board of directors, and certain protective rights.
The third-party minority stake holder is not a party to the contractual arrangements mentioned above that are currently in effect among Beijing iQIYI, iQIYI, Inc., Beijing QIYI Century and Beijing iQIYI’s other shareholders. As such, iQIYI, Inc. is not able to purchase or have the third-party minority stake holder pledge its 1% equity interests in Beijing iQIYI in the same manner as agreed under existing contractual arrangements, nor is it granted the authorization of voting rights over these 1% equity interests. iQIYI, Inc. believes through the wholly-owned PRC subsidiary, iQIYI, Inc. still controls and is the primary beneficiary of Beijing iQIYI as it continues to have a controlling financial interest in Beijing iQIYI pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.
Through the contractual arrangements, the shareholders of the VIEs effectively assigned their full voting rights to the Company or its subsidiaries, which gives the Company or its subsidiaries the power to direct the activities that most significantly impact the VIEs’ economic performance. The Company or its subsidiaries obtain the ability to approve decisions made by the VIEs and the ability to acquire the equity interests in the VIEs when permitted by the laws of mainland China. The Company or its subsidiaries are obligated to absorb losses or receive economic benefits of the VIEs that could potentially be significant to the VIEs through providing unlimited financial support to the VIEs or are entitled to receive economic benefits from the VIEs that could potentially be significant to the VIEs through the exclusive technology consulting and service fees. As a result of these contractual agreements, the Company or its subsidiaries are determined to be the primary beneficiary of the VIEs and consolidates the VIEs as required by ASC 810.
Through the contractual arrangements, the shareholders of the iQIYI VIEs effectively assigned all of their voting rights underlying their equity interests in iQIYI VIEs to iQIYI. In addition, through the other exclusive agreements, which consist of the operation agreements, business cooperating agreements, exclusive technology consulting and services agreements and trademark and software usage license agreements, iQIYI, through its wholly-owned subsidiaries in mainland China, have the right to receive economic benefits from iQIYI VIEs that potentially could be significant to iQIYI VIEs. Lastly, through the commitment letters, iQIYI has the obligation to absorb losses of iQIYI VIEs that could potentially be significant to iQIYI VIEs. Therefore, iQIYI is considered the primary beneficiary of iQIYI VIEs and consolidates iQIYI VIEs and their subsidiaries
.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

The Group has also entered into contractual arrangements with several other VIEs and their respective nominee shareholders, including iQIYI’s other VIEs and their respective nominee shareholders, through some of our subsidiaries other than Baidu Online and Beijing QIYI Century, which result in the Company/iQIYI or relevant subsidiaries, as the case may be, being the primary beneficiaries of the relevant VIEs. As a result of these contractual arrangements, the Company consolidate these other VIEs through the subsidiaries as required by ASC 810.
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
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

The following tables set forth the financial statement balances and amounts of the VIEs and their subsidiaries included in the consolidating financial statements after the elimination of intercompany balances and transactions among VIEs and their subsidiaries within the Group.

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(In millions)
Assets
Cash and cash equivalents	4,838	1,991	273
Short-term investments, net	5,055	5,473	750
Accounts receivable, net	7,642	7,131	977
Others	8,286	11,200	1,534

Total current assets	25,821	25,795	3,534

Fixed assets, net	9,084	12,583	1,724
Intangible assets, net	835	721	99
Licensed copyrights, net	1,951	1,657	227
Produced content, net	12,349	13,418	1,838
Long-term investments, net	17,428	16,410	2,248
Long-term time deposits and held-to-maturity investments	330	3,384	464
Operating lease right-of-use assets	6,241	6,435	882
Others	11,266	19,575	2,681

Total non-current assets	59,484	74,183	10,163

Total	85,305	99,978	13,697

Liabilities
Accounts payable and accrued liabilities	16,385	18,527	2,538
Customer deposits and deferred revenue	8,007	8,751	1,199
Operating lease liabilities	2,883	3,160	433
Others	6,781	9,273	1,270

Total current third-party liabilities	34,056	39,711	5,440

Operating lease liabilities	4,920	4,847	664
Others	1,833	2,505	343

Total non-current third-party liabilities	6,753	7,352	1,007

Amounts due to the other entities within Baidu (i)	13,985	20,316	2,784

Total	54,794	67,379	9,231

Note:
(i)	It represents the elimination of intercompany balances among Baidu, Inc., its subsidiaries and the VIEs and VIEs’ subsidiaries.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(In millions)
Total revenues	62,121	67,001	66,755	9,145
Net income	212	4,202	2,625	360
Net cash provided by/(used in) operating activities	2,938	5,328	(7,363)	(1,009)
Net cash used in investing activities	(1,898)	(2,381)	(7,584)	(1,039)
Net cash (used in)/provided by financing activities	(64)	(1,998)	12,098	1,657
As of December 31, 2023 and 2024, there was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs, other than aforementioned in the equity pledge agreements and collateralization of a VIE’s office building for iQIYI’s short-term loans (Note 13). The amount of the net assets of the VIEs was RMB32.6 billion (US$4.5 billion) as of December 31, 2024. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Company in normal course of business. The Company did not provide financial or other supports not previously contractually required to the VIEs during the years presented.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
Principles of Consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and subsidiaries of the VIEs. All inter-company transactions and balances between the Company, its subsidiaries, VIEs and subsidiaries of the VIEs have been eliminated upon consolidation. The Group included the results of operations of the acquired businesses from their respective dates of acquisition.
Comparative Information
Certain items in the consolidated balance sheet and certain balances have been reclassified to conform with current year’s presentation.
Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the standalone selling prices of performance obligations and amounts of variable considerations of revenue contracts, the allowance for credit losses of accounts receivable, contract assets, receivables from online payment agencies, amounts due from related parties and debt investments, fair values of certain debt and equity investments, future viewership

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

consumption patterns and useful lives of licensed copyrights and produced content, future revenues generated by the broadcasting and sublicensing rights of content assets (licensed and produced), ultimate revenue of produced content predominantly monetized on its own, fair values of licensed copyrights and produced contents monetized as a film group or individually, fair value of nonmonetary content exchanges, the useful lives of long-lived assets, impairment of long-lived assets, long-term investments and goodwill, the purchase price allocation, deferred tax valuation allowance, the fair value of share-based awards and estimated forfeitures for share-based awards among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.
Change in Accounting Estimate
In 2024, the Group reviewed and revised the estimated useful life of its servers from five years to six years. As a result of these revisions, depreciation expense decreased by RMB1.4 billion (US$198 million), net income increased by RMB1.2 billion (US$171 million), and basic and diluted net earnings per Class A and Class B ordinary share increased by RMB0.45 (US$0.06) and RMB0.44 (US$0.06), respectively, for the year ended December 31, 2024.
Currency Translation for Financial Statements Presentation
Translations of amounts from RMB into U.S. dollars (US$) for the convenience of the reader have been calculated at the exchange rate of RMB7.2993 per US$1.00 on December 31, 2024, the last business day in fiscal year 2024, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.
Foreign Currency
The Company’s functional currency is the US$. The Company’s subsidiaries, VIEs and subsidiaries of the VIEs determine their functional currencies based on the criteria of ASC Topic 830,
Foreign Currency Matters
. The Group uses the RMB as its reporting currency. The Group uses the exchange rate as of the balance sheet date to translate its assets and liabilities and the average daily exchange rate for each month to translate its income and expense items to reporting currency. Any translation gains (losses) are recorded in other comprehensive income (loss). Transactions denominated in foreign currencies are measured and recorded into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies other than functional currency are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings as a component of “Other (loss) income.”
Segment Reporting
As of December 31, 2023 and 2024, the Group had two reportable segments, Baidu Core and iQIYI. Baidu Core mainly provides search-based, feed-based and other online marketing services, cloud services, products and other services from its new AI initiatives. iQIYI produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content, in a variety of formats.
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
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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
Restricted cash
Restricted cash mainly represents amounts deposited and held in escrow accounts for the proposed acquisition of YY Live, the domestic video-based entertainment live streaming business of JOYY Inc. (“JOYY”) in China. The share purchase agreement for YY Live had been terminated on January 1, 2024 (Note 3).
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
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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
Receivables from Online Payment Agencies, net
Receivables from online payment agencies are funds due from the third-party online payment service providers for clearing transactions and are included in “Other current assets, net” on the consolidated balance sheets. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Group. The Group considers and monitors the credit worthiness of the third-party payment service providers and recognizes credit losses based on ongoing credit evaluations. Receivable balances are written off when they are deemed uncollectible. As of December 31, 2023 and 2024, allowance for credit losses provided for the receivables from online payment agencies were insignificant.
Transfer of financial assets
The Group accounts for transfers of financial assets in accordance with ASC 860,
Transfers and
Servicing
(“ASC 860”). For a transfer of financial assets considered as a sale, the assets would be derecognized from the Group’s consolidated balance sheets. If the conditions for a sale required by ASC 860 are not met, the transfer is considered to be a secured borrowing and the assets remain on the consolidated balance sheets while the sale proceeds are recorded as a secured borrowing.
Investments
Short-term investments
All highly liquid investments with original maturities less than twelve months are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments.
The Group accounts for short-term debt investments in accordance with ASC Topic 320,
Investments – Debt Securitie
s (“ASC 320”)
.
The Group classifies the short-term investments in debt investments as held-to-maturity,
trading or
available-for-sale,
whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments described above are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.
Investments that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity
investments and stated at amortized cost less allowance for credit losses.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading investments, in accordance with ASC 320. Unrealized holding gains and losses for trading securities are included in earnings.
Debt investments not classified as trading or as
held-to-maturity
are classified as
available-for-sale
debt investments, which are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive loss” on the consolidated balance sheets.
The allowance for credit losses of the
held-to-maturity
debt investments reflects the Group’s estimated expected losses over the contractual lives of the held-to-maturity
debt investments and is charged to “Others, net” in the consolidated statements of comprehensive income. Estimated allowance for credit losses is determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2023 and 2024, the allowance for credit losses provided for the short-term held-to-maturity
debt investments held by the Group was RMB385 million and RMB223 million (US$31 million), respectively.
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
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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
(“ASC 820”) (“NAV practical expedient”).
For equity investments without readily determinable fair value and do not qualify for the NAV practical expedient, the Group elects to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by the Group; and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments. Equity investments with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in “Others, net” in the consolidated statements of comprehensive income.
For equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those investments are impaired. For equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.
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
Available-for-sale
debt investments are convertible debt instruments and investments in preferred shares that are currently redeemable at the Group’s option, which are measured at fair value. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive income (loss).

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

Long-term time deposits and
held-to-maturity
investments
Long-term time deposits and
held-to-maturity
investments are mainly deposits in commercial banks and wealth management products issued by commercial banks and other financial institutions with maturities of greater than one year.
Investments in debt investments with maturities of greater than one year that the Group has positive intent and ability to hold to maturity are classified as long-term held-to-maturity
investments and stated at amortized cost less allowance for credit losses.
The allowance for credit losses of the held-to-maturity debt investments reflects the Group’s estimated expected losses over the contractual lives of the held-to-maturity debt investments and is charged to “Others, net” in the consolidated statements of comprehensive income. Estimated allowance for credit losses is determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2023 and 2024, the allowance for credit losses provided for the long-term held-to-maturity debt investments held by the Group was RMB57 million and RMB227 million (US$31 million), respectively.
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
Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Office building	– 43 to 45 years
Office building related facility, machinery and equipment	– 10 to 15 years
Computer equipment	– 3 to 6 years
Office equipment	– 3 to 5 years
Vehicles and related machinery and equipment	– 2 to 8 years
Leasehold improvements	– over the shorter of lease terms or estimated useful lives of the assets
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
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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
Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest costs capitalized for the years ended December 31, 2022, 2023 and 2024 were insignificant.
Licensed Copyrights, net
Licensed copyrights consist of professionally-produced content such as films, drama series, mini and short dramas, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by the Group in accordance with the conditions of the license agreement and the content is available for its first showing on the Group’s platforms. Licensed copyrights are presented on the consolidated balance sheets as current and non-current
based on estimated time of usage.
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
Produced Content, net
The Group produces original content
in-house
and in collaboration with external parties. Produced content primarily consists of films, episodic series, mini and short dramas, variety shows and animations. The costs incurred in the physical production of original content include direct production costs, production overhead and acquisition costs. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred. Participation costs are accrued using the individual-film-forecast-computation method, which recognizes the costs in the same ratio as the associated ultimate revenue. Production costs for original content

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

that are predominantly monetized in a film group are capitalized. Production costs for original content that are predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenues expected to be earned (“ultimate revenue”); otherwise, they are expensed as cost of revenues. Ultimate revenue estimates include revenue expected to be earned from all sources, including exhibition, licensing, or exploitation of produced content if the Group has demonstrated a history of earning such revenue. The Group estimates ultimate revenue to be earned during the estimated useful lives of produced content based on anticipated release patterns and historical results of similar produced content, which are identified based on various factors, including cast and crew, target audience and popularity. The capitalized production costs are reported separately as noncurrent assets with caption of “Produced content, net” on the consolidated balance sheets. Based on factors including historical and estimated future viewership consumption patterns, the Group amortizes produced content that is predominantly monetized in a film group. For produced content that is monetized on its own, the Group considers historical and estimated usage patterns to determine the pattern of amortization. Based on the estimated patterns, the Group amortizes produced content using an accelerated method over its estimated useful lives within ten years, beginning with the month of first availability and such costs are included in “Cost of revenues” in the consolidated statements of comprehensive income.
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

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

Goodwill and Intangible Assets
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Group assesses goodwill for impairment in accordance with ASC Subtopic
350-20,
Intangibles—Goodwill and Other: Goodwill
(“ASC
350-20”),
which requires goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC
350-20.
As of December 31, 2023 and 2024, the Group has three reporting units, consisting of Baidu Core excluding Smart Living Group (“SLG”), SLG and iQIYI.
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
The Group performed qualitative assessments and quantitative assessments for the reporting unit of Baidu Core excluding SLG in 2023 and 2024. Based on the requirements of ASC
350-20,
the Group evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Group. The Group estimated fair value using the income approach and the market approach. The fair value determined using the income approach was compared with comparable market data and reconciled, as necessary. No impairment loss of goodwill related to the reporting unit of Baidu Core excluding SLG was recorded for the years ended December 31, 2023 and 2024.
The Group performed qualitative assessments in 2023 for the reporting unit of SLG. Based on the requirements of ASC
350-20,
the Group evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Group. The Group weighed all factors in their entirety and concluded that it was not more-likely-than-not
the fair value was less than the carrying amount of SLG, and further impairment testing on goodwill was unnecessary as of December 31, 2023.
As of December 31, 2024, due to the competition intensifying in the relevant industry and market of SLG, the Group performed quantitative assessment for the reporting unit of SLG. The Group estimated fair value using the market approach. The fair value of the reporting unit exceeded its carrying value and therefore, goodwill related to the SLG was not impaired. No impairment loss of goodwill related to the reporting unit of SLG was recorded as of December 31, 2024.
The Group elected to bypass the qualitative assessment and proceeded directly to perform a quantitative test for the reporting unit of iQIYI. The Group primarily considers the quoted market price of iQIYI’s ordinary shares to determine the fair value of the reporting unit. As of December 31, 2023 and 2024, the fair value of iQIYI exceeded its carrying amount, therefore, goodwill related to the iQIYI reporting unit was not impaired.
Application of a goodwill impairment test requires significant management judgment and estimation, such as identification of reporting units, estimating the fair value of each reporting unit. Estimating the fair value of reporting units using income approach and market approach involved significant assumptions, such as revenue

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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
Intangible assets have weighted average useful lives from the date of purchase as follows:

Trademarks	– 11 years
Technology	– 5 years
Intellectual property right	– 7 years
Others	– 8 years
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

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right-of-use
(ROU) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. For finance leases, assets are included in “Other non-current
assets” on the consolidated balance sheets. As the implicit rates of most of the Group’s leases are not readily determinable, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Group’s leases often include options to extend and lease terms include such extended terms when the Group is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Group is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term.
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

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

Baidu Union online marketing services
Baidu Union is a program through which the Group expands distribution of its customers’ sponsored links or advertisements by leveraging the traffic of Baidu Union partners’ online properties. The Group acquires traffic from Baidu Union partners and is responsible for service fulfillment and pricing. The services which the Group provided to customers through Baidu Union partners’ online properties include CPC, other performance-based online marketing services and online display advertising services. These services are provided in the same way to customers as those through Baidu’s own platforms or properties. As the principal, the Group recognizes revenue from Baidu Union on a gross basis. Payments made to Baidu Union partners are recorded as traffic acquisition costs, which are included in “Cost of revenues” in the consolidated statements of comprehensive income.
Online display advertising services
The Group provides online display advertising services to its customers by integrating text description, image and/or video, and displaying the advertisement in the search result, in Baidu Feed, which provides users with personalized timeline based on their demographics and interests, or on other properties. The Group recognizes revenue on a pro-rata
basis over the contractual term for cost per time advertising arrangements, commencing on the start date of the display advertisement, or based on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements.
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
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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
Cloud service
The Group provides enterprise and public sector cloud services and personal cloud services, generally on either a subscription or consumption basis. For enterprise and public sector cloud services, the Group offers a full suite of cloud services and solutions, including IaaS (infrastructure as a service), PaaS (platform as a service), and SaaS (software as a service). For personal cloud services, the Group offers Baidu Drive, which allows users to store and retrieve photos, videos, and other files on cloud, along with other capabilities, such as group share and data transfer. The Group generates revenue from Baidu Drive membership services provided to individual customers. Revenue related to enterprise and public sector cloud services provided on a subscription basis is recognized ratably over the contract period. Revenue related to enterprise and public sector cloud services provided on a consumption basis, such as the amount of storage used in a period, is recognized based on the customer’s

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

utilization of such resources. Revenue related to personal cloud services is recognized ratably over the membership period as services are rendered, and the receipt of membership fees for services to be delivered over a period of time is initially recorded as “Customer deposits and deferred revenue”.
The Group provides cloud solutions for customers in specific industries, such as smart transportation, finance, manufacturing, energy, telecom and media. Revenue related to cloud solutions, which mainly include significant integrated hardware, software licensing and installation service, is recognized over time if one of the following criteria is met: (i) the customer simultaneously receives and consumes the benefits as the Group performs; (ii) the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (iii) the asset delivered has no alternative use and the Group has an enforceable right to payment for performance completed to date. For performance obligations satisfied over time, the Group recognizes revenue over time by measuring the progress toward complete satisfaction of a performance obligation. Otherwise, revenue is recognized at a point in time when a customer obtains control of a promised asset or service and the Group satisfies its performance obligation.
Baidu Apollo auto solutions
Revenue related to Baidu Apollo auto solutions (Apollo Self-Driving services and DuerOS for Auto), which mainly includes software licensing, are recognized when earned in accordance with the terms of the underlying agreement. Generally, revenue is recognized at a point in time when the intellectual property is made available for the customer’s use and benefit.
Sales of hardware
The Group mainly sells hardware products via third-party agents or directly to end customers. Revenue from the sales of hardware is recognized when control of the goods is transferred to customers, which generally occurs when the products are delivered and accepted by the customers. Revenue is recorded net of sales incentives and return allowance.
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
Contract liabilities were mainly related to fees for membership services to be provided over the membership period, which were primarily included in “Customer deposits and deferred revenue” and “Deferred revenue” on the consolidated balance sheets. Balances of contract liabilities were RMB7.9 billion and RMB8.4 billion (US$1.2 billion) as of December 31, 2023 and 2024, respectively. Revenue recognized for the year ended December 31, 2024 that was included in contract liabilities as of January 1, 2024 was RMB6.2 billion (US$852 million). As of December 31, 2024, the increase in the balance of contract liabilities was primarily due to more consideration received from membership services compared to the prior year.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

Contract assets mainly represent unbilled amounts related to the Group’s rights to consideration for online marketing services and cloud services delivered and are included in “Other current assets, net” on the consolidated balance sheets. As of December 31, 2023, and 2024, contract assets were RMB3.3 billion and RMB2.5 billion (US$343 million), net of an allowance for credit losses of RMB168 million and RMB155 million (US$21 million), respectively.
As of December 31, 2024, total transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied for contracts with an original expected length of more than one year was RMB990 million (US$136 million), which is expected to be recognized over the next two years.
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
Advertising, Marketing and Promotional Expenses
Advertising, marketing and promotional expenses, including advertisements through various forms of media and kinds of marketing and promotional activities, are included in “Selling, general and administrative” in the consolidated statements of comprehensive income and are expensed when incurred. Advertising, marketing and promotional expenses for the years ended December 31, 2022, 2023 and 2024 were RMB10.2 billion, RMB13.2 billion and RMB13.8 billion (US$1.9 billion), respectively.
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
350-40,
Intangibles-Goodwill and Other,
Internal-Use
Software
; and (ii) costs incurred to develop software to be sold/licensed or embedded in its products sold to customers, which are capitalized once technology feasibility is established, which is when a completed detail program design of the product is available in accordance with ASC
985-20,
Costs of Software to be Sold, Leased or Marketed
.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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
For the years ended December 31, 2022, 2023 and 2024, government subsidies recorded as a reduction of operating costs and expenses
were RMB728 million, RMB768 million and RMB1.0 billion (US$141 million), respectively.
As of December 31, 2023 and 2024, government subsidies recorded as deferred income were RMB506 million and RMB915 million (US$126 million), respectively.
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
The Group applies the provisions of ASC Topic 740,
Income Taxes
(“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. The Group does not expect the amount of unrecognized tax benefits to increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2019 – 2024 remain open to examination by the respective tax authorities. The Group may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.
Share-based Compensation
The Group accounts for share-based compensation in accordance with ASC Topic 718,
Compensation-Stock Compensation
(“ASC 718”)
.
The Group has elected to recognize share-based compensation using the straight-line

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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
Concentration of Risks
Concentration of credit risk
Financial instruments that are potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, debt investments, accounts receivable, contract assets, receivables from online payment agencies, amounts due from related parties, long-term time deposits and held-to-maturity
investments and long-term restricted cash included in “Other non-current
assets”. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk. As of December 31, 2024, the Group has RMB237.7 billion (US$32.6 billion) in cash and cash equivalents, restricted cash, debt investments and long-term restricted cash, which is held by financial institutions in mainland China and international financial institutions outside of mainland China. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and cash equivalents, restricted cash and debt investments back in full. The Group continues to monitor the financial strength of the financial institutions, 74% and 26% of which are held by financial institutions in mainland China and international financial institutions outside of mainland China, respectively. The Group’s total cash and cash equivalents, restricted cash, and debt investments held at three financial institutions in mainland China representing 16%, 13% and 11% of the Group’s total cash and cash equivalents, restricted cash, and debt investments as of December 31, 2024, respectively.
PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. The Group does not foresee substantial credit risk with respect to cash and cash equivalents, restricted cash and debt investments held at the PRC state-owned banks. In May 2015, a new

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

Deposit Insurance System (“DIS”) managed by the People’s Bank of China (“PBOC”) was implemented by the Chinese government. Deposits in the licensed banks in mainland China are protected by DIS, up to a limit of RMB0.5 million. Hong Kong has an official Deposit Protection Scheme (“DPS”). Deposits in the licensed banks in Hong Kong are protected by DPS, up to a limit of HK$0.5 million. In the event of bankruptcy of one of the financial institutions in which the Group has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Group selected reputable international financial institutions with high rating rates to place its foreign currencies. The Group regularly monitors the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.
Accounts receivable, contract assets and receivables from online payment agencies are typically unsecured and derived from revenue earned from customers and agencies in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains an allowance for credit losses and actual losses have generally been within management’s expectations. As of December 31, 2024, the Group had no single customer with a balance exceeding 10% of the total accounts receivable, contract assets, and receivables from online payment agencies.
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

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

Foreign currency exchange rate risk
The functional currency and the reporting currency of the Group are the U.S. dollars and the RMB, respectively. The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, restricted cash, short-term investments, long-term investments, long-term time deposits and held-to-maturity
investments, accounts and notes payable and convertible senior notes denominated in the U.S. dollars. The appreciation of the U.S. dollars against the RMB was approximately 2.81% in 2024. Most of the revenues and costs of the Group are denominated in RMB, while a portion of cash and cash equivalents, restricted cash, short-term investments, long-term investments, long-term time deposits and held-to-maturity
investments, notes payable and convertible senior notes are denominated in the U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Any significant fluctuation of the valuation of RMB may materially affect the Group’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in U.S. dollars.
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
Recent Accounting Pronouncements
In November 2023, the FASB issued ASU
2023-07,
Segment Reporting: Improvements to Reportable Segment
Disclosures
(“ASU
2023-07”),
which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU
2023-07
also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU
2023-07
is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update is effective for the Group’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its consolidated financial statements and related disclosures.
In December 2023, the FASB issued ASU
2023-09,
Income Taxes (Topic 740): Improvements to Income Tax Disclosures
(“ASU
2023-09”),
which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), Income (or loss) from continuing operations before income tax expense (or benefit) and Income tax expense (or benefit) from continuing operations. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Group’s fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently in the process of evaluating the disclosure impact of adopting ASU
2023-09.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

In November 2024, the FASB issued ASU
2024-03,
Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic
220-40)
(“ASU
2024-03”),
which improves financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU should be applied prospectively with the option to apply the standard retrospectively. The Company is currently evaluating the provisions of this ASU.
In November 2024, the FASB issued ASU
2024-04,
Debt—Debt with Conversion and Other Options (Subtopic
470-20)
(“ASU
2024-04”).
This new guidance clarifies the assessment of whether a transaction should be accounted for as an induced conversion or extinguishment of convertible debt when changes are made to conversion features as part of an offer to settle the instrument. The guidance is effective for fiscal years beginning after December 15, 2025, with early adoption permitted, and it can be adopted either on a prospective or retrospective basis. The Company is currently in the process of evaluating the disclosure impact of adopting ASU
2024-04.

3.	BUSINESS COMBINATIONS
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
The Group entered into definitive agreements with JOYY and certain of its affiliates, to acquire YY Live on November 16, 2020, and subsequently amended the share purchase agreement on February 7, 2021. Pursuant to the share purchase agreement, the closing of this acquisition was subject to certain conditions, including, among others, obtaining necessary regulatory approvals from governmental authorities.
The share purchase agreement was subject to termination by either party if the closing did not occur by the long stop date. As of December 31, 2023, the long stop date, the closing conditions provided for in the share purchase agreement had not been fully satisfied. On January 1, 2024, the Group exercised its contractual right to terminate the share purchase agreement.
In February 2021, the Group made aggregate payments of US$1.9 billion to JOYY, after considering working capital adjustments of US$0.1 billion
,
and

also
deposited an aggregate of US$1.6 billion into several escrow accounts in accordance with the terms set forth in the share purchase agreement. As of December 31,
2023 and

2024, US$1.9 billion was recorded as “Prepayments and receivables related to the proposed acquisition of YY Live, net” on the consolidated balance sheets, and
US$1.6 billion was recorded as “
Restricted cash
” on the consolidated balance sheets.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

For further information on the subsequent development of the proposed acquisition, see Note 27.

4.	INVESTMENTS
Short-term Investments
As of December 31, 2023 and 2024, the Group’s short-term investments primarily comprised of deposits in commercial banks with maturities between three months and one year and wealth management products issued by commercial banks and other financial institutions.
During the years ended December 31, 2022, 2023 and 2024, the Group recorded interest income from its short-term investments of RMB4.5 billion, RMB5.1 billion and RMB3.9 billion (US$527 million) in the consolidated statements of comprehensive income, respectively.
Short-term investments classification as of December 31, 2023 and 2024 were shown as below:

	As of December 31, 2023
	Cost or amortized cost less allowance for credit losses	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB
	(In millions)
Held-to-maturity debt investments	166,999	835	(94)	—	—	167,740
Available-for-sale debt investments	1,642	—	—	29	—	1,671

	As of December 31, 2024
	Cost or amortized cost less allowance for credit losses	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Trading gains	Trading losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(In millions)
Held-to-maturity debt investments	96,639	370	(97)	—	—	—	—	96,912	13,277
Available-for-sale debt investments	5,912	—	—	42	—	—	—	5,954	816
Trading debt investments	15	—	—	—	—	—	—	15	2

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

Long-term Investments
The following table sets forth a breakdown of the categories of long-term investments held by the Group as of the dates indicated:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(In millions)
Equity investments at fair value with readily determinable fair value	9,610	8,586	1,176
Equity investments without readily determinable fair value using the NAV practical expedient	942	727	100
Equity investments without readily determinable fair value using the measurement alternative	8,093	4,150	569
Available-for-sale debt investments	3,682	6,360	871
Equity method investments	20,789	17,517	2,400
Investments accounted for at fair value	4,841	4,381	600

Total long-term investments	47,957	41,721	5,716

Equity investments at fair value with readily determinable fair value
Equity investments at fair value with readily determinable fair value represent investments in the equity securities of publicly listed companies, for which the Group does not have significant influence.
Equity investments without readily determinable fair value
The Group accounted for private equity funds of which the Group does not have the ability to exercise significant influence using the NAV practical expedient in accordance with ASC 820. For equity investments without readily determinable fair value and do not qualify for the NAV practical expedient, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any in accordance with ASC 321. Impairment charges recognized on equity investments without readily determinable fair value were RMB2,456 million, RMB753 million and RMB292 million (US$40 million) for the years ended December 31, 2022, 2023 and 2024, respectively.
The total carrying value of equity investments without readily determinable fair value that do not qualify for the NAV practical expedient held as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(In millions)
Initial cost basis	13,586	9,083	1,244
Cumulative unrealized gains	3,099	1,193	163
Cumulative unrealized losses (including impairment)	(8,592)	(6,126)	(838)

Total carrying value	8,093	4,150	569

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

Total unrealized and realized gains and losses of equity investments without readily determinable fair values that do not qualify for the NAV practical expedient for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(In millions)
Gross unrealized gains	218	571	32	4
Gross unrealized losses (including impairment) (i)	(2,418)	(744)	(292)	(40)

Net unrealized losses on equity investments held	(2,200)	(173)	(260)	(36)
Net realized gains on equity investments sold	90	251	38	5

Total net (losses) gains recognized	(2,110)	78	(222)	(31)

(i)	Gross unrealized losses (downward adjustments excluding impairment) were nil, RMB8 million and nil for the years ended December 31, 2022, 2023 and 2024, respectively.
Equity method investments
The carrying amount of the Group’s equity method investments were RMB20.8 billion and RMB17.5 billion (US$2.4 billion) as of December 31, 2023 and 2024, respectively. For the years ended December 31, 2022, 2023 and 2024, the impairment recognized for equity method investments were RMB569 million, RMB62 million and RMB26 million (US$4 million), respectively.
For the years ended December 31, 2023 and 2024, the Group recognized share of losses from equity method investments of RMB3.8 billion and RMB691 million (US$95 million), respectively. In 2023, one of the equity method investees modified certain terms of its preferred shares issued and the Group recognized RMB3.0 billion losses from this investee mainly as a result of the modification.
Equity Investment in Trip.com International, Ltd. (“Trip”) (formally known as Ctrip)
The Group disposed of an aggregate of 10 million and 13 million American Depositary Shares of Trip in 2023 and 2024, respectively, and recognized disposal gains of RMB1.4 billion and RMB1.9 billion, respectively.
As of December 31, 2023 and 2024, after the partial disposal of the investment in Trip, the Group held approximately 9% and 7% equity interest in Trip, respectively, and the Group can actively participate in the operating and financing policies of Trip through its one seat on Trip’s board of directors with a total of eight members. Accordingly, the Group was considered to have significant influence over Trip and accounts for its remaining investment as an equity method investment in accordance with ASC 323. As of December 31, 2024, the Group’s investments in Trip had a fair value of RMB23.0 billion (US$3.2 billion), based on the closing share price.
Equity Investment in Jidu Auto Inc. (“Jidu”)
In January 2021, the Group entered into an agreement with Zhejiang Geely Holding Group (“Geely”) to establish Jidu to produce intelligent electric vehicles. In 2022, the Group purchased the ordinary shares with amount of US$371 million including common stock of US$171 million and in-substance
common stock of US$200 million, and preferred shares with amount of US$193 million. In 2023, the Group purchased the Series C Warrant of Jidu

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

with amount of RMB650 million giving rights to acquire 14,443,320 Series C Preferred Shares. After the exercise of such warrants, the Group will hold an equity interest of 51.14%.
However, considering the substantive participating rights held by Geely, the Group accounts for its investment of the ordinary shares as an equity method investment in accordance with ASC 323. Furthermore, the Group accounts for its investment of the preferred shares and Series C Warrant as an equity investment without readily determinable fair value in accordance with ASC 321.
Equity Investment in Du Xiaoman
After finishing a series of legal restructuring and recapitalization of the financial services business (“Du Xiaoman”), the Group retained 41% of Du Xiaoman’s shares on a fully diluted basis, and accounted for it as an equity method investment in accordance with ASC 323, as the Group retained significant influence over Du Xiaoman.
As of December 31, 2023 and 2024, in addition to the aforementioned equity method investments, the Group held other equity method investments through its subsidiaries or VIEs and over which the Group had significant influence.
For the year ended December 31, 2024, equity method investments held by the Group in aggregate have met the significance criteria as defined under
Rule 4-08(g) of
Regulation S-X.
Financial information for the Group’s equity method investments are summarized as a group as follow:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(In millions)
Current assets	271,407	313,687	42,975
Non-current assets	154,364	148,546	20,351
Current liabilities	227,894	237,535	32,542
Non-current liabilities	30,226	31,428	4,306
Noncontrolling interests	2,461	2,638	361

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(In millions)
Total revenues	42,123	60,042	88,904	12,180
Gross profit	23,925	40,304	56,675	7,764
Income from operations	617	8,120	11,670	1,599
Net (loss) income	(1,292)	9,544	13,317	1,824
Net (loss) income attributable to the investees	(1,239)	9,493	13,156	1,802
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

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

The methodology used in the determination of fair values for held-to-maturity
debt investments,
available-for-sale
debt investments, equity investments with readily determinable fair values and other investments accounted for at fair value are disclosed in Note 26.
Long-term investments classification, excluding equity method investments and equity investments without readily determinable fair value, as of December 31, 2023 and 2024 are shown as below:

	As of December 31, 2023
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB
	(In millions)
Equity investments at fair value with readily determinable fair value	14,716	1,698	(6,804)	9,610
Available-for-sale debt investments	4,360	455	(1,133)	3,682
Investments accounted for at fair value	2,547	2,942	(648)	4,841

	As of December 31, 2024
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	US$
	(In millions)
Equity investments at fair value with readily determinable fair value	13,303	1,198	(5,915)	8,586	1,176
Available-for-sale debt investments	6,819	629	(1,088)	6,360	871
Investments accounted for at fair value	2,558	2,580	(757)	4,381	600
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
The following table summarizes the estimated fair value of
available-for-sale
debt investments, classified by the contractual maturity date of the investments:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(In millions)
Due in 1 year	—	1,793	246
Due in 1 year through 5 years	2,154	870	119
Not due at a single maturity date	1,528	3,697	506

Total	3,682	6,360	871

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

5.	LONG-TERM TIME DEPOSITS AND HELD-TO-MATURITY INVESTMENTS
Long-term time deposits and
held-to-maturity
investments were mainly deposits in commercial banks with maturities of greater than one year and wealth management products issued by commercial banks and other financial institutions for which the Group has the positive intent and ability to hold those investments to maturity with maturities of greater than one year.
During the years ended December 31, 2022, 2023 and 2024, the Group recorded interest income from its long-term
held-to-maturity
investments of RMB585 million, RMB1.3 billion and RMB2.9 billion (US$391 million) in the consolidated statements of comprehensive income, respectively.
Long-term time deposits and
held-to-maturity
investments as of December 31, 2023 and 2024 were shown as below:

	As of December 31, 2023
	Cost or amortized cost less allowance for credit losses	Gross unrecognized holding gains	Gross unrecognized holding losses	Fair value
	RMB	RMB	RMB	RMB
	(In millions)
Long-term time deposits and held-to-maturity investments	24,666	261	(55)	24,872

	As of December 31, 2024
	Cost or amortized cost less allowance for credit losses	Gross unrecognized holding gains	Gross unrecognized holding losses	Fair value
	RMB	RMB	RMB	RMB	US$
	(In millions)
Long-term time deposits and held-to-maturity investments	98,535	1,290	(756)	99,069	13,572
The following table summarizes the net carrying amount of
long-term
time deposits and
held-to-maturity
investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(In millions)
Due in 1 year through 2 years	22,303	30,556	4,186
Due in 2 years through 3 years	2,063	67,979	9,313
Due in 3 years through 5 years	300	—	—

Total	24,666	98,535	13,499

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

6.	LICENSED COPYRIGHTS, NET

	As of December 31, 2023
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB
	(In millions)
Licensed copyrights
—Broadcasting rights	44,838	(37,060)	(229)	7,549
—Sublicensing rights	7,668	(7,668)	—	—

	52,506	(44,728)	(229)	7,549

Less: current portion:
—Broadcasting rights	7,774	(7,178)	(14)	582
—Sublicensing rights	7,668	(7,668)	—	—

	15,442	(14,846)	(14)	582

Licensed copyrights—non-current
—Broadcasting rights	37,064	(29,882)	(215)	6,967
—Sublicensing rights	—	—	—	—

	37,064	(29,882)	(215)	6,967

	As of December 31, 2024
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB	US$
	(In millions)
Licensed copyrights
—Broadcasting rights	46,579	(39,059)	(201)	7,319	1,002
—Sublicensing rights	8,338	(8,338)	—	—	—

	54,917	(47,397)	(201)	7,319	1,002

Less: current portion:
—Broadcasting rights	7,601	(7,203)	(9)	389	53
—Sublicensing rights	8,338	(8,338)	—	—	—

	15,939	(15,541)	(9)	389	53

Licensed copyrights—non-current
—Broadcasting rights	38,978	(31,856)	(192)	6,930	949
—Sublicensing rights	—	—	—	—	—

	38,978	(31,856)	(192)	6,930	949

Amortization expense of RMB7.8 billion, RMB7.1 billion and RMB7.5 billion (US$1.0 billion) was recognized as cost of revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

Estimated amortization expense relating to the existing licensed copyrights for each of the next three years is as follow:

	RMB	US$

	(In millions)
Within 1 year	2,883	395
Between 1 and 2 years	1,595	219
Between 2 and 3 years	1,033	141

7.	PRODUCED CONTENT, NET

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(In millions)
Released, less amortization and impairment
— Predominantly monetized with other content	4,445	5,113	700
— Predominantly monetized on its own	61	21	3

	4,506	5,134	703
In production, less impairment
— Predominantly monetized with other content	7,630	8,099	1,109
— Predominantly monetized on its own	245	255	35

	7,875	8,354	1,144
In development, less impairment
— Predominantly monetized with other content	947	1,158	159
— Predominantly monetized on its own	49	49	7

	996	1,207	166

Total	13,377	14,695	2,013

Amortization expense for produced content predominantly monetized with other content assets of
RMB
4.6 billion,
RMB
5.2 billion and
RMB
5.3 billion (US$720 million) and for produced content predominantly monetized on its own of
RMB
735 million,
RMB
1.1 billion and
RMB
544 million (US$74 million) was recognized as “Cost of revenues” in the consolidated statements of comprehensive income for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, approximately RMB308 million (US$42 million) of accrued participation cost liabilities will be paid during the upcoming operating cycle.
Estimated amortization expense relating to the existing produced content for each of the next three years is as follows:

	RMB	US$
	(In millions)
Within 1 year	1,586	217
Between 1 and 2 years	849	116
Between 2 and 3 years	655	90

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

8.	ACCOUNTS RECEIVABLE

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(In millions)
Accounts receivable	14,024	13,621	1,866
Allowance for credit losses	(3,176)	(3,517)	(482)

	10,848	10,104	1,384

The movements in the allowance for credit losses were as follows:

	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(In millions)
Balance as of January 1	2,069	2,554	3,176	435
Amounts charged to expenses	555	669	404	56
Amounts written off	(70)	(47)	(63)	(9)

Balance as of December 31	2,554	3,176	3,517	482

9.	OTHER CURRENT ASSETS, NET

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(In millions)
Contract assets, net (i)	3,085	2,353	322
VAT prepayments	1,738	2,262	310
Inventories	1,396	5,989	820
Receivables from online payment agencies	1,263	1,033	142
Advances to suppliers	871	3,048	418
Prepaid expenses	728	570	78
Licensed copyrights (Note 6)	582	389	53
Deposits	386	303	42
Others	2,530	2,871	395

Total other current assets	12,579	18,818	2,580

(i)
The allowance for credit losses on contract assets was RMB168 million and RMB155 million (US$21 million) as of December 31, 2023 and 2024, respectively. An expense of RMB200 million,
a
net reversal of RMB117 million and
a
net reversal of RMB13 million (US$2 million) were recognized for credit losses on contract assets for the years ended December 31, 2022, 2023 and 2024, respectively. No write-offs were charged against the allowance for the years ended December 31, 2022, 2023 and 2024, respectively.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

10.	FIXED ASSETS

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(In millions)
Computer equipment	51,656	55,636	7,622
Office building	5,146	5,309	727
Office building related facility, machinery and equipment	4,217	4,222	578
Vehicles and related machinery and equipment	883	1,604	220
Office equipment	1,132	1,138	156
Leasehold improvements	540	549	75
Construction in progre ss	285	621	85

	63,859	69,079	9,463
Accumulated depreciation and impairment	(35,899)	(38,977)	(5,339)

	27,960	30,102	4,124

Depreciation expense for the years ended December 31, 2022, 2023 and 2024, was RMB6.2 billion, RMB7.1 billion and RMB6.6 billion (US$909 million), respectively. Impairment charges on fixed assets for the years ended December 31, 2022, 2023 and 2024 were not material.

11.	GOODWILL AND INTANGIBLE ASSETS
Goodwill
The Group had three reporting units, consisting of Baidu Core excluding SLG, SLG and iQIYI as of December 31, 2023 and 2024.
The changes in the carrying amount of goodwill for each reporting unit from 2022 to 2024 was as follows:

	Baidu Core excluding SLG	SLG	iQIYI	Total
	RMB	RMB	RMB	RMB
	(In millions)
Balance at December 3 1 , 2022	16,874	1,777	3,826	22,477

Goodwill acquired (Note 3)	114	—	—	114
Goodwill disposed	—	—	(5)	(5)
Balance at December 31, 2023	16,988	1,777	3,821	22,586

Balance at December 31, 2024	16,988	1,777	3,821	22,586

Balance at December 31, 2024, in US$	2,327	244	523	3,094

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

Intangible Assets

	As of December 31, 2023
	Gross carrying value	Accumulated impairment	Accumulated amortization	Net carrying value
	RMB	RMB	RMB	RMB
	(In millions)
Trademarks	966	(238)	(386)	342
Technology	1,062	(79)	(791)	192
Intellectual property right	1,568	(381)	(931)	256
Others	446	(20)	(335)	91

	4,042	(718)	(2,443)	881

	As of December 31, 2024
	Gross carrying value	Accumulated impairment	Accumulated amortization	Net carrying value
	RMB	RMB	RMB	RMB	US$
	(In millions)
Trademarks	966	(238)	(445)	283	39
Technology	1,062	(79)	(911)	72	10
Intellectual property right	1,572	(364)	(930)	278	38
Others	489	(19)	(331)	139	19

	4,089	(700)	(2,617)	772	106

Amortization expense of intangible assets were RMB467 million, RMB403 million and RMB295 million (US$40 million), for the years ended December 31, 2022, 2023 and 2024, respectively.
Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follow:

	RMB	US$

	(In millions)
For the years ending December 31,
2025	280	38
2026	171	23
2027	122	17
2028	102	14
2029	58	8

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(In millions)
Accrued operating expenses	8,959	8,747	1,198
Content acquisition costs	5,269	7,000	959
Accrued payroll and welfare	4,144	3,703	507
Traffic acquisition costs	3,506	3,301	452
Bandwidth costs	2,721	2,548	349
Tax payable	2,687	3,527	483
Accruals for purchases of fixed assets	2,105	2,395	328
Payables for purchasing inventory	1,971	3,553	487
Payable for investments	957	1,100	151
Funds collected on behalf of service providers	750	586	80
Users’ and third-party agents’ deposits	643	656	90
Payable to merchants	590	463	63
Interest payable	347	335	46
Others	3,068	3,529	484

Total accounts payable and accrued liabilities	37,717	41,443	5,677

13.	LOANS PAYABLE
Short-term Loans
Short-term loans as of December 31, 2023 and 2024 amounted to RMB10.3 billion and RMB10.7 billion (US$1.5 billion), respectively, which consisted of RMB denominated borrowings made by the Company’s subsidiaries from financial institutions in mainland China and were repayable within one year. The total outstanding balance of iQIYI’s short-term loans as of December 31, 2023 and 2024 amounted to RMB3.6 billion and RMB3.8 billion (US$519 million), respectively. The total outstanding balance of Baidu Core’s short-term loans as of December 31, 2023 and 2024 amounted to RMB6.7 billion and RMB6.9 billion (US$943 million), respectively.
As of December 31, 2023 and 2024, the Group factored certain accounts and notes receivables for proceeds, which mainly comprised of intercompany notes. These note receivable factoring transactions did not qualify as a sale of financial assets under ASC 860 as these notes receivables were transferred with recourse. The factoring transactions were accounted for as a secured borrowing which were included in “Short-term loans”. The factored intercompany accounts and notes receivables were RMB
4.1
billion and RMB
6.7
billion (US$
919
million)
as of December 31, 2023 and 2024, respectively.
As of December 31, 2023, primarily all of the iQIYI’s short-term loans repayments are guaranteed by subsidiaries of iQIYI and collateralized by an office building of one of iQIYI’s VIEs with a carrying amount of RMB million, which was released from collateral in December 2024. As of December 31, 2024, primarily all of the iQIYI’s short-term loans repayments are guaranteed by subsidiaries within iQIYI.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

As of December 31, 2023 and 2024, the weighted average interest rates for the outstanding borrowings were approximately 2.82% and 1.79%, respectively, and the aggregate amounts of unused lines of credit for short-term loans were RMB12.8 billion and RMB17.2 billion (US$2.4 billion), respectively.
Structured payable arrangements
In 2022, 2023 and 2024, iQIYI entered into structured payable arrangements with banks or other financial institutions (“factoring arrangements”). Under the factoring arrangements, the suppliers’ receivables collection process was accelerated through selling its receivables from iQIYI to the banks or other financial institutions at a discount. For the years ended December 31, 2022, 2023 and 2024, iQIYI was legally obligated to pay the banks or other financial institutions in the amount totaling RMB1.5 billion, RMB1.8 billion and RMB1.1 billion (US$153 million), respectively, which will mature within one year.
As a result of the factoring arrangements, the payment terms of the iQIYI’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from banks or other financial institutions. The proceeds from borrowings from banks or other financial institutions is a financing activity and is reported as “Proceeds from short-term loans” on the consolidated statements of cash flows. As of December 31, 2023 and 2024, the outstanding borrowings from the factoring arrangements were RMB1.1 billion and RMB718 million (US$98 million), respectively, which are repayable within one year and are included in “Short-term loans” on the consolidated balance sheets.
Long-term Loans
In April 2021, the Company entered into a
five-year
US$3.0 billion term and revolving facilities agreement with a group of 22 arrangers. The facilities consist of a US$1.5 billion five-year
bullet maturity term loan and a US$1.5 billion
five-year
revolving facility. The facility was priced at 85 basis points over LIBOR and is intended for the general corporate purposes. In June 2021, the Company drew down US$1.5 billion term loan and US$500 million revolving loan under the facility commitment. In June 2023, the facilities were modified and priced at 93 basis points over SOFR (secured overnight financing rate). In connection with the drawdowns and the modification, the Company entered into and restructured the two interest rate swap agreements, pursuant to which each of the loans would be settled with a fixed annual interest rate of 1.71%, during the respective term of the loans. In 2024, the Company canceled US$1.0 billion unused revolving loan lines under the facility commitment.
The total outstanding borrowings were RMB14.2 billion and RMB15.8 billion (US$2.2 billion) as of December 31, 2023 and 2024.
The interest rate swap agreements met the definition of derivatives in accordance with ASC 815 and designated as cash flow hedge to hedge the variability of cash flows in the interest payments associated with its variable-rate debt. The derivatives related to the interest rate swap agreements are accounted for at fair value and included in “Other non-current
assets” on the consolidated balance sheets (Note 26). As long as the derivative remain highly effective, the Company records the changes in fair value of the derivative instrument in other comprehensive income (loss) as described in Note 21. The gross notional amounts of derivatives designated as hedging instruments was US$2.0 billion and US$2.0 billion as of December 31, 2023 and 2024, respectively.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

14.	NOTES PAYABLE
The Company issued and publicly sold unsecured senior notes, and the details of the tranches are shown below:

	Issue date	Principal amount (US$ million)	Mature date	Effective interest rate
2025 Ten-year Notes	June 30, 2015	500	June 30, 2025	4.22%
2027 Ten-year Notes	July 6, 2017	600	July 6, 2027	3.73%
2023 Notes	March 29, 2018	1,000	September 29, 2023	3.99%*
2028 March Notes	March 29, 2018	500	March 29, 2028	4.50%
2024 Notes	November 14, 2018	600	May 14, 2024	4.51%*
2024 Notes	December 10, 2018	250	May 14, 2024	4.54%*
2028 November Notes	November 14, 2018	400	November 14, 2028	4.99%
2025 Five-year Notes	April 7, 2020	600	April 7, 2025	3.22%
2030 April Notes	April 7, 2020	400	April 7, 2030	3.54%
2026 Notes	October 9, 2020	650	April 9, 2026	1.81%
2030 October Notes	October 9, 2020	300	October 9, 2030	2.43%
2027 Five-year Notes	August 23, 2021	300	February 23, 2027	1.73%
2031 Notes	August 23, 2021	700	August 23, 2031	2.49%

*	The 2023 Notes and 2024 Notes were fully repaid when they became due.
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
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

At maturity, the Notes are payable at their principal amount plus accrued and unpaid interest thereon.
The Notes do not contain any other financial covenants or other significant restrictions. In addition, the Notes are unsecured and rank lower than any secured obligation of the Group and have the same liquidation priority as any other unsecured liabilities of the Group, but senior to those expressly subordinated obligations, if any. The Company may, at its discretion, redeem all or any portion of the Notes at any time, at the greater of the principal amount and the make whole amount plus accrued and unpaid interest. In addition, for the 2028 March Notes, 2028 November Notes, 2025 Five-year Notes, 2030 April Notes, 2026 Notes, 2030 October Notes, 2027 Five-year Notes and 2031 Notes, the Company may at its discretion, redeem all or any portion of the Notes at one or three months before the maturity date of respective notes, at a price equal to 100% of the principal amount of such notes plus accrued and unpaid interest, if any, to (but not including) the redemption date. As of December 31, 2024, the Company does not intend to redeem any portion of the Notes prior to the stated maturity dates. For certain Notes, the Company has the obligation to redeem the Notes if a change in control occurs as defined in the indenture of the Notes.
The outstanding Notes were issued at a discount amounting to US$15 million. The total issuance costs of US$24 million were presented as a direct deduction from the principal amount of the outstanding Notes on the consolidated balance sheets. Both the discount and the issuance costs are amortized as interest expense using the effective interest rate method through the maturity dates of the Notes.
The principal amount and unamortized discount and debt issuance costs of the Notes as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(In millions)
Principal amount	41,163	36,132	4,950
Unamortized discount and debt issuance costs	(144)	(110)	(15)

	41,019	36,022	4,935

The following table summarizes the aggregate required repayments of the principal amounts of the Group’s long-term debts (including the notes payable and long-term loans (Note 13) but excluding convertible senior notes (Note 15)), in the succeeding five years and thereafter:

	RMB	US$
	(In millions)
For the years ending December 31,
2025	8,197	1,123
2026	20,210	2,769
2027	6,729	922
2028	6,570	900
2029	—	—
Thereafter	10,229	1,401

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

15.	CONVERTIBLE SENIOR NOTES
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
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

Holders of the iQIYI PAG Convertible Notes have the right to require iQIYI to repurchase for cash all or part of their Notes, at a repurchase price equal to 120% and 130%
of the principal amount of the iQIYI PAG Convertible Notes on or shortly after the third anniversary of the issuance date and the fifth anniversary of the issuance date, respectively. Upon the closing of the transaction, the Investors have appointed the executive chairman of PAG, as a member to the board of directors, a member of the compensation committee and a non-voting
member of the audit committee of iQIYI pursuant to their rights in the definitive agreements. For the years ended December 31, 2023 and 2024, the amount of interest cost recognized of iQIYI PAG Convertible Notes was RMB473 million and
RMB487 million (US$67 million). The repayments of iQIYI PAG Convertible Notes are guaranteed by equity interests of certain subsidiaries of iQIYI and collateralized by partial cash consideration related to certain contracts for which RMB55 million (US$7 million) cash consideration has been charged as of December 31, 2024 and recorded as long-term restricted cash.
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
The holders may require iQIYI to repurchase all or a portion of the iQIYI 2028 Convertible Notes for cash on March 16, 2026, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. On or after March 20, 2026, iQIYI may redeem for cash all or part of the iQIYI 2028 Convertible Notes, at its option, if the last reported sale price of the ADSs has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on, and including, the trading day immediately prior to the date iQIYI provides the optional redemption notice and (ii) the trading day immediately preceding the date iQIYI provides the optional redemption notice.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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
iQIYI
may also be required to pay additional interest. If any fundamental change are to take place, holders of the notes will have the right, at their option, to require iQIYI to repurchase all of their notes or any portion of the principal amount (or, in the case of the iQIYI PAG Convertible Notes, 120% or 130% of the principal amount for such notes, as the case may be, depending on the date of occurrence of the fundamental change), and accrued and unpaid interests. In the event of a fundamental change, iQIYI may also be required to issue additional ADSs upon conversion of its convertible notes. As of December 31, 2024, there was no such event of default or fundamental change.
Accounting for Convertible Senior Notes
As the iQIYI 2025 Convertible Notes, the iQIYI 2026 Convertible Notes, the iQIYI 2028 Convertible Notes and the iQIYI PAG Convertible Notes (collectively as the “iQIYI Convertible Notes”) were not issued at a substantial premium, all of the proceeds received from the issuance of the iQIYI Convertible Notes are recorded as a liability on the consolidated balance sheet in accordance with ASC
470-20,
and no portion of the proceeds from issuing the iQIYI Convertible Notes are attributed to the conversion option at inception. The difference between the principal amount of each of the iQIYI Convertible Notes and net proceeds from the issuance is considered debt discount and is amortized at their respective effective interest rates to accrete the carrying value of the iQIYI Convertible Notes to its face value (120% or 130% of the principal amount for iQIYI PAG Convertible Notes) on the respective put dates or maturity dates
 of the iQIYI Convertible Notes. For the year ended December 31, 2024, the effective interest rates of the iQIYI PAG Convertible Notes and the iQIYI 2028 Convertible Notes were 10.20%, and 7.15%, respectively.
The cost of the 2025 Capped Call of US$85 million w
as
 recorded as a reduction of the Company’s additional
paid-in
capital and
non-controlling
interests on the consolidated balance sheets with no subsequent changes in fair value recorded.
In 2023, the net proceeds from the issuance of the iQIYI 2028 convertible notes
was US$590 million, after deducting underwriting discounts and offering expenses of US$10 million from the initial proceeds of US$600 million.
In accordance with the facility agreements entered into in August 2024, upon the iQIYI PAG Convertible Notes total drawdown of US$400 million in August 2024, the iQIYI PAG Convertible Notes repurchase right for the US$523 million principal of the iQIYI PAG Convertible Notes on or shortly after the third anniversary of the issuance date was waived. It was accounted for as a debt modification pursuant to ASC 470-50,
Debt—Modifications and Extinguishment
(“ASC 470-50”), resulting the effective interest rates of the iQIYI PAG Convertible Notes held by PAG decreased from 12.05% to 10.20%.
In 2023 and 2024, iQIYI repurchased the iQIYI 2025 Convertible Notes and the iQIYI 2026 Convertible Notes with aggregate principal amount of US$1.2 billion and US$396 million (equivalent to RMB2.9 billion), respectively, as requested by the holders. As of December 31, 2024, iQIYI repurchased the iQIYI 2026 Convertible Notes and the iQIYI 2028 Convertible Notes with the aggregate principal amount of US$504 million and US$34 million, respectively, upon separate and individually privately negotiated agreements with certain holders. Following settlement of the repurchase, a difference between the net carrying amount of the repurchased iQIYI Convertible Notes and the repurchased price was recognized as extinguishment gain and reported in “Others, net” in the consolidated statements of comprehensive income.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

The carrying amount of the iQIYI Convertible Notes as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(In millions)
Principal	10,801	8,161	1,118
Less: unamortized discount and debt issuance costs	(145)	(432)	(59)

Net carrying amount	10,946	8,593	1,177

For the years ended December 31, 2022, 2023 and 2024, the amounts of interest cost recognized were as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(In millions)
Contractual interest expense	404	644	571	78
Amortization of the discount and issuance costs	66	292	278	38

Total	470	936	849	116

As of December 31, 2024, the iQIYI PAG Convertible Notes will be accreted up to the principal amount of US$679 million (130% of the principal amount of the iQIYI PAG Convertible Notes held by PAG) and US$33 million (120% of the remaining principal amount of the iQIYI PAG Convertible Notes) over a remaining period of 3 years and 1 year, respectively, and the iQIYI 2028 Convertible notes
 will be accreted up to the principal amount of US$566 million over a remaining period of
1.21
years. The amount repayable within the next twelve months are classified as “Convertible senior notes, current portion” on the consolidated balance sheets.
The aggregate amounts upon scheduled maturities of US$2 million, US$0.1 million and US$1.3 billion (equivalent to RMB17 million, RMB1 million and RMB9.3 billion, respectively) of the iQIYI Convertible Notes will be repaid when they become due in 2025, 2026 and 2028, respectively, assuming there is no conversion of the iQIYI Convertible Notes, no redemption of the iQIYI Convertible Notes prior to their maturities, the convertible senior notes holders
hold the iQIYI Convertible Notes until their maturities and iQIYI elects to fully settle the iQIYI Convertible Notes in cash.

16.	LEASES
The Group’s operating leases mainly related to IDC facilities, land, and office facilities. For leases with terms greater than 12 months, the Group records the related asset and obligation at the present value of lease payments over the term. Certain leases include rental escalation clauses, renewal options and/or termination options that are factored into the Group’s determination of lease payments when appropriate. As of December 31, 2024, finance leases were insignificant.
As of December 31, 2023 and 2024, the Group’s operating leases had a weighted average remaining lease term of 13.6 years and 12.7 years, respectively. As of December 31, 2023 and 2024, the Group’s operating leases had a weighted average discount rate of 4.07% and 3.74%, respectively.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

Operating lease costs were RMB3.5 billion, RMB3.5 billion and RMB3.8 billion (US$523 million) for the years ended December 31, 2022, 2023 and 2024, respectively, which excluded short-term lease costs. Short-term lease costs were RMB424 million, RMB547 million and RMB397 million (US$54 million) for the years ended December 31, 2022, 2023 and 2024, respectively. Variable lease cost was immaterial for the years ended December 31, 2022, 2023 and 2024. For the years ended December 31, 2022, 2023 and 2024, no lease costs for operating or finance leases were capitalized.
Supplemental cash flow information related to operating leases was as follows:

	For the years ended December 31,
	2023	2024	2024
	RMB	RMB	US$
	(In millions)
Cash payments for operating leases	3,463	3,683	505
ROU assets obtained in exchange for operating lease liabilities	3,938	3,869	530
Future lease payments under operating leases as of December 31, 2024 were as follows:

	Operating leases
	RMB	US$
	(In millions)
Year ending December 31,
2025	3,373	462
2026	2,575	353
2027	1,733	237
2028	762	104
2029	144	20
Thereafter	244	33

Total future lease payments	8,831	1,209
Less: Imputed interest	555	75

Total lease liability balance	8,276	1,134

As of December 31, 2024, additional operating leases that have not yet
commenced were immaterial.

17.	INCOME TAXES
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
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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
Certain PRC subsidiaries and VIEs, including Baidu Online, Baidu China, Baidu International and Baidu Netcom, etc. are qualified HNTEs and enjoy a reduced tax rate of 15% for the years presented, which will expire from 2025 to 2027. An entity could re-apply
for the HNTE certificate when the prior certificate expires. Historically, all of the Company’s subsidiaries and VIEs have successfully renewed their certificates when the prior ones expired. Certain subsidiaries enjoyed a reduced tax rate as qualified Software Enterprise for the years presented, which will expire from 2025 to 2027.
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
Income (loss) before income taxes consists of:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(In millions)
Mainland China	18,306	28,449	24,970	3,421
Non-Mainland China	(8,194)	(3,251)	3,652	500

	10,112	25,198	28,622	3,921

Income taxes consist of:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(In millions)
Current income tax	3,163	3,812	3,407	467
Income tax refund due to reduced tax rate	(468)	—	—	—
Adjustments of deferred tax assets due to change in tax rates	119	111	(334)	(46)
Deferred income tax (benefit) expense	(236)	(274)	1,374	188

	2,578	3,649	4,447	609

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

The reconciliation of the actual income taxes to the amount of tax computed by applying the aforementioned statutory income tax rate to pre-tax
income is as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(In millions)
Expected taxation at PRC statutory tax rate	2,541	6,299	7,156	980
Effect of differing tax rates in different jurisdictions	1,976	410	(153)	(21)
Non-taxable income	(44)	(456)	(593)	(81)
Non-deductible expenses	534	1,928	814	112
Research and development super-deduction	(2,274)	(3,067)	(3,048)	(418)
Effect of PRC preferential tax rates and tax holiday	(1,507)	(1,833)	(1,760)	(241)
Effect of tax rate changes on deferred taxes	119	111	(334)	(46)
Reversal of prior year’s income taxes	(913)	(156)	(23)	(3)
PRC withholding tax	181	574	1,762	241
Change in valuation allowance	1,965	(161)	626	86

Taxation for the year	2,578	3,649	4,447	609

Effective tax rate	25.5%	14.5%	15.5%	15.5%

The tax effects of temporary differences that gave rise to the deferred tax balances at December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(In millions)
Deferred tax assets:
Allowance for credit losses	704	905	124
Accrued expenses, payroll and others	3,602	4,067	557
Fixed assets depreciation and intangible assets amortization	3,532	3,511	481
Operating lease liabilities	1,228	1,255	172
Net operating loss carry – forwards	4,223	4,483	614
Less: valuation allowance	(9,872)	(10,498)	(1,438)

Deferred tax assets, net	3,417	3,723	510

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(In millions)
Deferred tax liabilities:
Long-lived assets arising from acquisitions	220	182	25
Operating lease right-of-use asset	1,228	1,255	172
Withholding tax on PRC subsidiaries’ undistributed earnings	1,475	2,966	406
Tax on capital gains	908	779	107
Others	211	218	30

	4,042	5,400	740

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

As of December 31, 2024, the Group had tax losses of approximately RMB23.1 billion (US$3.2 billion) derived mainly from entities in the PRC and Hong Kong. The tax losses in the PRC can be carried forward for five years to offset future taxable profit, and the period is currently extended to 10 years for entities qualified as HNTE. The tax losses of entities in the PRC will expire from 2025 to 2034, if not utilized. The tax losses in Hong Kong can be carried forward with no expiration date.
As of December 31, 2024, dividend distribution withholding tax for the potential remittance of earnings from the PRC subsidiaries to offshore entities was RMB3.0 billion (US$405 million). The Group believes that the underlying dividends will be distributed in the future for offshore use, such as merger and acquisition activities. The Group did not provide for additional deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries during the years presented on the basis of its current intent to permanently reinvest its foreign subsidiaries’ earnings. As of December 31, 2024, the total amount of undistributed earnings from the PRC subsidiaries and the VIEs for which no withholding tax has been accrued was RMB184.1 billion (US$25.2 billion). Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.
As of December 31, 2023 and 2024, the Group has unrecognized tax benefits of RMB670 million and RMB670 million (US$92 million), respectively, primarily related to the tax-deduction
of accrued expenses which were presented in “Other
non-current
liabilities” in the consolidated balance sheets, if ultimately recognized would impact the annual effective tax rate. It is possible that the amount of unrecognized benefits will change in the next 12 months, however, an estimate of the range of the possible change cannot be made at this moment.

18.	EMPLOYEE DEFINED CONTRIBUTION PLAN
Full time employees of the Group in the PRC participate in a government
mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions. Total amounts for such employee benefits, which were expensed as incurred, were RMB4.3 billion, RMB4.6 billion and RMB4.5 billion (US$613 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

19.	COMMITMENTS AND CONTINGENCIES
Capital Commitments
The Group’s capital commitments primarily relate to commitments in connection with the expansion and improvement of its network infrastructure and its plan to build additional office buildings and cloud computing based data centers. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB5.3 billion (US$733 million) as of December 31, 2024. Almost all of the commitments relating to the network infrastructure, office buildings and cloud computing based data centers are to be fulfilled within one year.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

Commitments for bandwidth and property management fees
Future minimum payments under
non-cancelable
agreements for bandwidth and property management fees consist of the following as of December 31, 2024:

	RMB	US$
	(In millions)
2025	667	91
2026	259	35
2027	73	10
2028	10	1
2029	6	1
Thereafter	16	2

	1,031	140

Licensed Copyrights and Produced Content Commitments
Future minimum payments under
non-cancelable
agreements for licensed copyrights and produced content consist of the following as of December 31, 2024:

	RMB	US$
	(In millions)
2025	9,275	1,271
2026	4,900	671
2027	2,256	309
2028	1,355	186
2029	423	58
Thereafter	75	10

	18,284	2,505

Investment Commitments
The Group’s investment commitments primarily relate to capital contribution obligations under certain arrangements which do not have specified contractual maturity dates. As of December 31, 2024, the total investment commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB1.3 billion (US$186 million).
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
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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
Historically, the Group was not required to make payments related to these obligations, and the fair value for these obligations was immaterial on the consolidated balance sheets as of December 31, 2024.
Litigation
The Group was involved in certain cases pending in various PRC, Brazil and Japan courts and arbitration as of December 31, 2024. These cases include copyright infringement cases, unfair competition cases, and defamation cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could result in a loss of revenue or otherwise harm the business of the Group.
Baidu and iQIYI were named as defendants in several putative federal securities class actions alleging that defendants made material misstatements and omissions regarding certain reported financial and operational results. Starting in April 2020, iQIYI and certain of its current and former officers and directors were named as defendants in several putative securities class actions filed in federal court, which were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in iQIYI’s public disclosure documents. In light of the common questions of law and fact at issue in this case and a related action against Baidu, the Court terminated the motion to dismiss without prejudice, and ordered a motion-to-dismiss
briefing for the two cases under a new coordinated briefing schedule. The coordinated motion-to-dismiss briefing was completed in March 2023. On February 26, 2024, following oral argument on the motions to dismiss, the court held defendants’ motions in abeyance, granted plaintiffs leave to file amended consolidated complaints, and ordered the supplemental briefing on the amended consolidated complaints to be completed by April 22, 2024. Both the iQIYI and Baidu Actions were dismissed on September 30, 2024. As a result, as of December 31, 2024, the Group did not record any liabilities for the loss contingencies pertaining to the cases described above.
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

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

20.	REDEEMABLE NONCONTROLLING INTERESTS

	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(In millions)
Balance as of January 1	7,148	8,393	9,465	1,297
Issuance of subsidiaries’ shares	1,208	351	615	84
Accretion of redeemable noncontrolling interests	593	721	588	80
Disposal of subsidiaries’ shares	(556)	—	—	—
Repurchase of redeemable noncontrolling interests	—	—	(798)	(109)

Balance as of December 31	8,393	9,465	9,870	1,352

In 2022, a subsidiary of the Group issued
5,639,407
preferred shares to a
non-controlling
shareholder, which could be redeemed by such shareholder upon the occurrence of certain events that are not solely within the control of the Group. Therefore, these preferred shares were accounted for as redeemable noncontrolling interests. In 2024,
16,848,082
preferred shares were repurchased by this subsidiary.
In 2022, 2023 and 2024, a subsidiary of the Group issued
1,068,363, 407,103 and 659,564
respectively, preferred shares to certain
non-controlling
shareholders, which could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the Group. Therefore, these preferred shares were accounted for as redeemable noncontrolling interests.
The Company also have other subsidiaries or VIEs that have issued preferred shares which were accounted for as redeemable noncontrolling interests. As of December 31, 2024, those redeemable noncontrolling interests were insignificant.
The Company accounts for the changes in accretion to the
redemption
value in accordance with ASC Topic 480, Distinguishing Liabilities from Equity. The Company elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interest.

21.	SHAREHOLDERS’ EQUITY
Shares
The authorized share capital consisted of 69,632,000,000 shares at a par value of US$0.000000625 per share, of which 66,000,000,000 shares were designated as Class A ordinary shares, 2,832,000,000 as Class B ordinary shares, and 800,000,000 shares designated as preferred shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. The number of Class B ordinary shares transferred to Class A ordinary shares were 17,200,000, 17,320,000 and 440,000 during the years ended December 31, 2022, 2023 and 2024, respectively.
On May 13, 2020, the Company announced a share repurchase program (“2020 share repurchase program”) under which the Company proposed to acquire up to an aggregate of US$1.0 billion of its ordinary shares, effective until July 1, 2021 in the open market or through privately negotiated transactions, depending on market

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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
The Company repurchased 17,307,400, 42,661,000 and 76,933,844 Class A ordinary shares from the open market with an aggregate purchase price of RMB1.9 billion, RMB4.8 billion and RMB6.4 billion (US$886 million) during the years ended December 31, 2022, 2023 and 2024, respectively, which has been approved by the Company’s board of directors. The repurchased shares were recorded in the treasury stock account.
Treasury stock
The treasury stock account includes 41,182,672 and 83,456,676 ordinary shares repurchased from the open market as of December 31, 2023 and 2024, respectively.
Such treasury stock is reserved for future issuance upon the exercise of the vested share options and the vesting of restricted shares and the remaining are expected to be cancelled in the future. During the year ended December 31, 2024,
34,659,840
ordinary shares had been reissued to employees and directors upon the exercise of share options and vesting of restricted shares. In January 2025, 54,938,160 ordinary shares had been cancelled.
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

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(In millions)
PRC statutory reserve funds	1,567	2,031	278
Unreserved retained earnings	159,673	178,042	24,392

Total retained earnings	161,240	180,073	24,670

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB48.0 billion and RMB48.1 billion (US$6.6 billion) as of December 31, 2023 and 2024, respectively.
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
Accumulated Other Comprehensive (Loss) Income
The changes in accumulated other comprehensive (loss) income by component, net of tax, were as follows:

	Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale investments	Unrealized gains (losses) on derivatives	Total
	RMB	RMB	RMB	RMB
	(In millions)
Balance at December 31, 2021	(1,007)	850	149	(8)

Cumulative effect of accounting change	13	—	—	13
Other comprehensive (loss) income before reclassification	(764)	(392)	1,266	110

Net current-period other comprehensive (loss) income	(751)	(392)	1,266	123
Other comprehensive income (loss) attribute to noncontrolling interests and redeemable noncontrolling interests	432	(1)	—	431

Balance at December 31, 2022	(1,326)	457	1,415	546

Other comprehensive loss before reclassification	(626)	(188)	(422)	(1,236)
Amounts reclassified from accumulated other comprehensive income	(287)	(13)	—	(300)

Net current-period other comprehensive loss	(913)	(201)	(422)	(1,536)
Other comprehensive income attribute to noncontrolling interests and redeemable noncontrolling interests	88	7	—	95

Balance at December 31, 2023	(2,151)	263	993	(895)

Other comprehensive (loss) income before reclassification	(428)	103	(387)	(712)
Amounts reclassified from accumulated other comprehensive income	(338)	71	—	(267)

Net current-period other comprehensive loss	(766)	174	(387)	(979)
Other comprehensive income attribute to noncontrolling interests and redeemable noncontrolling interests	71	—	—	71

Balance at December 31, 2024	(2,846)	437	606	(1,803)

Balance at December 31, 2024, in US$	(390)	60	83	(247)

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

The amounts reclassified out of accumulated other comprehensive (loss) income represent realized foreign currency translation adjustments, which mainly arose from the disposal of the Group’s partial interests in Trip and realized gains (losses) on the sales of available-for-sale
investments, which were recorded in “Others, net” in the consolidated statements of comprehensive income. The amounts reclassified were determined on the basis of specific identification. Gains on intracompany foreign currency transactions that are of a long-term-investment nature in the amount of RMB2.1 billion, RMB687 million and RMB530 million (US$81 million) were included in the foreign currency translation adjustments for the years ended December 31, 2022, 2023 and 2024, respectively.
The following table sets forth the tax benefit (expense) allocated to each component of other comprehensive income (loss) for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(In millions)
Unrealized gains (losses) on available-for-sale investments
Other comprehensive income (loss) before reclassification	28	(13)	(18)	(2)

Net current-year other comprehensive income (loss)	28	(13)	(18)	(2)

22.	EARNINGS PER SHARE
Each ADS represents eight Class A ordinary shares. A reconciliation of net income attributable to Baidu, Inc. in the consolidated statements of comprehensive income to the numerator for the computation of basic and diluted earnings per share for the years ended December 31, 2022, 2023 and 2024 is as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(In millions, including number of shares, except for per share data)
Net income attributable to Baidu, Inc.	7,559	20,315	23,760	3,255
Accretion of the redeemable noncontrolling interests	(591)	(717)	(588)	(81)

Numerator for basic EPS computation	6,968	19,598	23,172	3,174
Impact of diluted securities of subsidiaries and equity method investees	—	(44)	(105)	(14)
Numerator for diluted EPS computation	6,968	19,554	23,067	3,160

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

The following table sets forth the computation of basic and diluted earnings per Class A and Class B ordinary share and basic and diluted earnings per ADS:

	For the years ended December 31,
	2022		2023		2024		2024
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	(In millions, including number of shares and ADS, except for per share and per ADS data)
Earnings per share—basic:
Numerator
Allocation of net income attributable to Baidu, Inc.	5,590	1,378	15,905	3,693	18,812	2,577	4,360	597

Denominator
Weighted average ordinary shares outstanding	2,232	550	2,278	529	2,265	2,265	525	525

Denominator used for basic EPS	2,232	550	2,278	529	2,265	2,265	525	525

Earnings per share—basic	2.50	2.50	6.98	6.98	8.31	1.14	8.31	1.14

Earnings per share—diluted:
Numerator
Allocation of net income attributable to Baidu, Inc. for diluted computation	5,604	1,364	15,909	3,645	18,741	2,567	4,326	593
Reallocation of net income attributable to Baidu, Inc. as a result of conversion of Class B to Class A shares	1,364	—	3,645	—	4,326	593	—	—

Numerator for diluted EPS calculation	6,968	1,364	19,554	3,645	23,067	3,160	4,326	593

Denominator
Weighted average ordinary shares outstanding	2,232	550	2,278	529	2,265	2,265	525	525
Conversion of Class B to Class A ordinary shares	550	—	529	—	525	525	—	—
Share-based awards	27	—	30	—	8	8	—	—

Denominator used for diluted EPS	2,809	550	2,837	529	2,798	2,798	525	525

Earnings per share—diluted	2.48	2.48	6.89	6.89	8.24	1.13	8.24	1.13

Earnings per ADS (1 ADS equals 8 Class A ordinary shares):
Denominator used for earnings per ADS—basic	279		285		283	283

Denominator used for earnings per ADS—diluted	351		355		350	350

Earnings per ADS—basic	20.02		55.83		66.40	9.10

Earnings per ADS—diluted	19.85		55.08		65.91	9.03

The Company did not include the effect of convertible senior notes issued by iQIYI, other subsidiaries and investees in the computation of diluted earnings per share for the years ended
December
31, 2022, 2023 and 2024, as its effect would be anti-dilutive. The Company did not include the effect of certain share options issued by iQIYI, other subsidiaries and investees in the computation of diluted earnings per share for the year ended December 31, 2022, as its effect would be anti-dilutive.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

23.	SHARE-BASED AWARDS PLAN
Baidu, Inc.
2008 Share Incentive plan
In December 2008, the Company adopted a share incentive plan (the “2008 Plan”), which provides for the granting of share incentives, including incentive share options (“ISOs”), restricted shares and any other form of award pursuant to the 2008 Plan, to members of the board, employees, consultants and non-employees
of the Company. The Company reserved 274,302,160 Class A ordinary shares for issuance under the 2008 Plan, which expired in the year 2018. The vesting schedule, time and condition to exercise options is determined by the Company’s compensation committee. The term of the options may not exceed ten years from the date of the grant, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of the Company’s share capital.
2018 Share Incentive Plan
In July 2018, the Company adopted a share incentive plan (the “2018 Plan”), which provides for the granting of share incentives, including ISOs, restricted shares and any other form of award pursuant to the 2018 Plan, to members of the board, employees, consultants, and non-employees
of the Company. The 2018 Plan has a
ten-year
term and a maximum number of 275,516,000 Class A ordinary shares available for issuance pursuant to all awards under the 2018 Plan.
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

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

Incentive share options
The following table summarizes the option activity for the year ended December 31, 2024:

	Number of share options	Weighted average exercise price (US$)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$ in millions)
Incentive share options
Outstanding, December 31, 2023	17,783,120	19	4.4	17

Granted	—	—
Exercised	(473,608)	12
Forfeited/Cancelled	(945,728)	21

Outstanding, December 31, 2024	16,363,784	19	3.4	—

Vested and expected to vest at December 31, 2024	16,242,440	19	3.3	—

Exercisable at December 31, 2024	15,650,408	19	3.2	—

Total intrinsic value of options exercised for the years ended December 31, 2022, 2023 and 2024 was RMB124 million, RMB64 million and nil, respectively. The total fair value of options vested during the years ended December 31, 2022, 2023 and 2024 was RMB193 million, RMB85 million and RMB36 million (US$5 million), respectively.
Share options are usually subject to vesting schedules ranging from two
to four years. As of December 31, 2024, RMB7 million (US$1 million) of unrecognized share-based compensation cost related to share options is expected to be recognized over a weighted-average vesting period of 1.0 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from expectation.
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
The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

For the years ended December 31,
2022
Risk-free interest rate	1.92~2.96%
Dividend yield	—
Expected volatility range	40.66%~47.03%
Expected life (in years)	5.26~5.49
Note: The company didn’t grant share options in 2023 and 2024.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

In addition, the Company recognizes share-based compensation expense net of estimated forfeiture for shares expected to vest over the service period of the award. Estimated forfeiture rates are primarily based on historical experience of employee turnover.
The exercise price of options granted during the year ended December 31, 2022 equaled the market price of the ordinary shares on the grant date. The weighted-average grant-date fair value of options granted during the year ended December 31, 2022 was US$8.
Restricted Shares
Restricted Shares activity for the year ended December 31, 2024 was as follow:

	Number of shares	Weighted average grant date fair value (US$)
Restricted Shares
Unvested, December 31, 2023	96,162,088	17

Granted	38,388,408	11
Vested	(34,843,528)	17
Forfeited/Cancelled	(17,385,064)	16

Unvested, December 31, 2024	82,321,904	15

The total fair value of the restricted shares vested during the years ended December 31, 2022, 2023 and 2024 was RMB6.2 billion, RMB6.1 billion and RMB4.4 billion (US$603 million), respectively. The weighted-average grant-date fair value of the Restricted Shares granted during the years ended December 31, 2022, 2023 and 2024 was US$15, US$17 and US$11, respectively.
As of December 31, 2024, there was RMB3.7 billion (US$508 million) of unrecognized share-based compensation cost related to restricted shares, which is expected to be recognized over a weighted-average vesting period of 2.6 years. To the extent the actual forfeiture rate is different from the original estimate, the actual share-based compensation costs related to these awards may be different from expectation. To the extent the Company revises this estimate in the future, share-based compensation expense could be materially impacted in the year of revision, as well as in the following years.
Subsidiaries-iQIYI
2010 Equity Incentive Plan
In October 2010, iQIYI adopted its 2010 Equity Incentive Plan (the “iQIYI 2010 Plan”), which permits the grant of restricted shares, options and share appreciation rights to the employees, directors, officers and consultants to purchase iQIYI’s ordinary shares. The 2010 Plan is valid and effective for an original term of ten years, and further extended to twenty years on September 15, 2020 commencing from its adoption. Under the 2010 plan, a total of 58,875,478 iQIYI’s ordinary shares were initially reserved for issuance and subsequently increased to 589,729,714 iQIYI’s ordinary shares. Except for service conditions, there were no other vesting conditions for all the awards under the 2010 Plan. All options granted vest over a four-year period.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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
2024 Equity Incentive Plan
On May 8, 2024, iQIYI adopted its 2024 Equity Incentive Plan (the “2024 Plan”), which permits the grant of restricted shares units and options to the directors, employees, consultants and other individuals of the iQIYI. Under the 2024 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards shall initially be 350,000,000 iQIYI’s ordinary share. The 2024 Plan is valid and effective for a term of ten years commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under the 2024 Plan. Any unvested portion of the restricted shares units and options will be forfeited upon the termination of the grantee’s service for any reason. In the event the grantee’s service is terminated for cause other than death or permanent disability, the vested portion of the options will be expired upon 90 days following such termination. As of December 31, 2024, the Company has not granted any restricted share units or options under the 2024 Plan.
The following table sets forth the summary of employee option activity for the year ended December 31, 2024:

	Number of share options	Weighted average exercise price (US$)	Weighted average remaining contractual life (Years)	Aggregate Intrinsic value (US$ in millions)
Outstanding, December 31, 2023	532,286,814	0.31	6.3	205

Granted	80,139,500	0.01
Forfeited/Expired	(10,216,305)	0.12
Exercised	(23,754,087)	0.23

Outstanding, December 31, 2024	578,455,922	0.28	6.5	73

Vested and expected to vest at December 31, 2024	563,629,595	0.28	6.4	69

Exercisable at December 31, 2024	368,205,208	0.40	5.4	19

As of December 31, 2024, there was RMB776 million (US$104 million) of unrecognized share-based compensation cost related to share options granted by iQIYI which is expected to be recognized over a weighted-average period of 2.3 years.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

The following table summarizes the share-based compensation cost recognized by iQIYI:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(In millions)
Cost of revenues	148	133	121	17
Selling, general and administrative	424	315	274	37
Research and development	239	189	150	21

	811	637	545	75

Other Subsidiaries
In 2024, several subsidiaries of the Company have granted restricted shares and share options tied to the valuation of the subsidiaries to the employees of the Company, which will be settled by the subsidiaries upon vesting or exercise of these awards. These awards are generally subject to a four-year vesting schedule as determined by the administrator of the plan. During the year ended December 31, 2024, the expenses recognized in respect of the share-based awards relating to these subsidiaries are insignificant.
The following table summarizes the total share-based compensation cost recognized by the Group:

	For the years ended December 31,
	2022	2023	2024	202
	RMB	RMB	RMB	US$
	(In millions)
Cost of revenues	409	590	461	63
Selling, general and administrative	1,750	1,678	1,427	195
Research and development	4,629	4,077	2,896	397

	6,788	6,345	4,784	655

24.	RELATED PARTY TRANSACTIONS
Related party transactions with investees
Related party transactions provided by the Group primarily related to online marketing services, cloud services and other services. The following table summarizes the revenue recognized from transactions with investees for the years ended December 31, 2022, 2023 and 2024.

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(In millions)
Revenues:
Related Party A	158	540	393	54
Related Party B	889	924	919	126
Related Party D	257	338	523	72
Other Investees	939	897	893	122

Total	2,243	2,699	2,728	374

The Group purchased content, traffic acquisition and other services from equity investees in an amount of RMB2.2 billion, RMB2.6 billion and RMB2.5 billion (US$346 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

Related party transactions with others
In 2022 and 2023, related party transactions with Related Party C, over which the
Group
can significantly influence its management or operating policies, were in the total amount of RMB2.2 billion and RMB1.8 billion, respectively, and mainly comprised of online marketing services provided to the related party. Related Party C ceased to be a related party of the Group from January 2024, as the Group did not have significant influence over its management or operating policies.
In addition, other related party transactions were insignificant for each of the years presented, which included reimbursements to Robin Li’s use of an aircraft beneficially owned by his family member used for the Group’s business purposes.
Balances of due from/due to related parties
As of December 31, 2023 and 2024, amounts due from/due to related parties were as follows:
Except for the
non-trade
balances as of December 31, 2023 and 2024 relating to transactions disclosed below, amounts due from/due to related parties arising from the ordinary and usual course of business of the Group were trade in nature.

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(In millions)
Amounts due from related parties, current:
Related Party B (i)	341	443	61
Related Party C (ii)	229	—	—
Related Party D (iii)	499	—	—
Other related parties (iv)	355	347	47

Total	1,424	790	108

Amounts due from related parties, non-current:
Related Party B (i)	36	—	—
Other related parties (v)	159	137	19

Total	195	137	19

Amounts due to related parties, current:
Related Party B (vi)	517	605	83
Related Party F (vii)	76	58	8
Other related parties (viii)	1,010	1,131	155

Total	1,603	1,794	246

Amounts due to related parties, non-current:
Related Party F (vii)	76	55	8
Other related parties (ix)	1	1	—

Total	77	56	8

(i)	The balance mainly represents receivables arising from providing online marketing services, cloud services and other services to Related Party B.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(ii)	The balance mainly represents receivables arising from providing online marketing services to Related Party C.
(iii)
The balance mainly represents unsettled receivables, and accounts receivable arising from hardware sales, providing intelligent driving services and other services to Related Party D, of which credit losses have been fully accrued in 2024.

(iv)	The balance mainly represents amounts arising from content distribution services, cloud services and other services the Group provided to its investees in ordinary course of business.
(v)	The balance mainly represents prepayments for licensed copyrights to be received from the Group’s equity investees.
(vi)	The balance mainly represents amounts arising from purchasing services from Related Party B in the ordinary course of business.
(vii)	The balance mainly represents payables for traffic acquisition cost and deferred revenue in relation to licenses of intellectual property to be provided to Related Party F.
(viii)
The balance mainly represents amounts owed to the Group’s equity investees for acquisition of contents assets and advances made for online advertising services and non-trade
amounts payable for acquiring the equity interest of the Group’s investees.

(ix)	The balance mainly represents deferred revenue relating to the future services to be provided by the Group to investees.

25.	SEGMENT REPORTING
The Company’s operations are organized into two

segments, consisting of Baidu Core and iQIYI. Baidu Core mainly provides search-based, feed-based and other online marketing services, cloud services, products and other services from its new AI initiatives. iQIYI is an online entertainment service provider that produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content, in a variety of formats.
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

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

The table below provides a summary of the Group’s operating segment operating results for the year ended December 31, 2022.

	For the year ended December 31, 2022
	Baidu Core	iQIYI	Intersegment eliminations	Consolidated
	RMB	RMB	RMB	RMB
	(In millions)
Total revenues	95,431	28,998	(754)	123,675

Operating costs and expenses:
Cost of revenues	42,378	22,321	(764)	63,935
Selling, general and administrative	17,103	3,466	(55)	20,514
Research and development	21,416	1,899	—	23,315
Total operating costs and expenses	80,897	27,686	(819)	107,764

Operating profit	14,534	1,312	65	15,911

Total other loss, net	(4,453)	(1,346)	—	(5,799)

Income (loss) before income taxes	10,081	(34)	65	10,112

Income taxes	2,494	84	—	2,578

Net income (loss)	7,587	(118)	65	7,534

Less: net income (loss) attributable to noncontrolling interests	36	18	(79)	(25)

Net income (loss) attributable to Baidu, Inc.	7,551	(136)	144	7,559

The table below provides a summary of the Group’s operating segment operating results for the year ended December 31, 2023.

	For the year ended December 31, 2023
	Baidu Core	iQIYI	Intersegment eliminations	Consolidated
	RMB	RMB	RMB	RMB
	(In millions)
Total revenues	103,465	31,873	(740)	134,598

Operating costs and expenses:
Cost of revenues	42,592	23,103	(664)	65,031
Selling, general and administrative	19,623	4,014	(118)	23,519
Research and development	22,425	1,767	—	24,192
Total operating costs and expenses	84,640	28,884	(782)	112,742

Operating profit	18,825	2,989	42	21,856

Total other income (loss), net	4,298	(956)	—	3,342

Income before income taxes	23,123	2,033	42	25,198

Income taxes	3,568	81	—	3,649

Net income	19,555	1,952	42	21,549

Less: net income attributable to noncontrolling interests	154	27	1,053	1,234

Net income (loss) attributable to Baidu, Inc.	19,401	1,925	(1,011)	20,315

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

The table below provides a summary of the Group’s operating segment operating results for the year ended December 31, 2024.

	For the year ended December 31, 2024
	Baidu Core		iQIYI		Intersegment eliminations		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(In millions)
Total revenues	104,712	14,345	29,225	4,004	(812)	(111)	133,125	18,238

Operating costs and expenses:
Cost of revenues	44,830	6,142	21,954	3,008	(682)	(94)	66,102	9,056
Selling, general and administrative	20,049	2,747	3,682	504	(111)	(15)	23,620	3,236
Research and development	20,355	2,788	1,778	244	—	—	22,133	3,032
Total operating costs and expenses	85,234	11,677	27,414	3,756	(793)	(109)	111,855	15,324

Operating profit	19,478	2,668	1,811	248	(19)	(2)	21,270	2,914

Total other income (loss), net	8,311	1,139	(959)	(132)	—	—	7,352	1,007

Income before income taxes	27,789	3,807	852	116	(19)	(2)	28,622	3,921

Income taxes	4,386	601	61	8	—	—	4,447	609

Net income	23,403	3,206	791	108	(19)	(2)	24,175	3,312

Less: net (loss) income attributable to noncontrolling interests	(28)	(4)	27	4	416	57	415	57

Net income attributable to Baidu, Inc.	23,431	3,210	764	104	(435)	(59)	23,760	3,255

The following table presents the Group’s revenues disaggregated by segment and by types of products or services:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(In millions)
Online marketing services	69,522	75,112	72,972	9,997
Cloud services (i)	17,721	18,718	21,860	2,995
Others (i)	8,188	9,635	9,880	1,353

Baidu Core Subtotal	95,431	103,465	104,712	14,345

Membership services (i)	17,711	20,314	17,763	2,434
Online advertising services (ii)	5,332	6,224	5,714	783
Content distribution (i)	2,562	2,459	2,847	390
Others (i)	3,393	2,876	2,901	397

iQIYI Subtotal	28,998	31,873	29,225	4,004

Intersegment eliminations	(754)	(740)	(812)	(111)

Total revenues	123,675	134,598	133,125	18,238

(i)	The revenues were presented as “Others” in the consolidated statements of comprehensive income.
(ii)	The revenues were presented as “Online marketing services” in the consolidated statements of comprehensive income.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

26.	FAIR VALUE MEASUREMENTS
ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	–	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	–
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
Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis
In accordance with ASC 820, the Group measures equity investments with readily determinable fair value, investments accounted for at fair value, available-for-sale
debt investments and derivatives instruments at fair value on a recurring basis. The fair values of time deposits are determined based on the prevailing interest rates in the market. The fair values of the Group’s held-to-maturity
debt investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates. The fair value of the Group’s short-term available-for-sale
debt investments are measured using the income approach, based on quoted market interest rates of a similar instrument and other significant inputs derived from or corroborated by observable market data. The fair values of the Group’s short-term trading debt investments are measured using quoted market prices. The fair values of the Group’s equity investments in equity securities of publicly listed companies are measured using quoted market prices. The fair value of derivative instruments of interest rate swaps are based on broker quotes. The fair value of financial liability is estimated based on the quoted market price of a similar asset to the underlying assets. Investments accounted for at fair value are equity investments in listed and unlisted companies held by consolidated investment companies. These investments in unlisted companies and long-term available-for-sale
debt investments do not have readily determinable market value, which were categorized as Level 3 in the fair value hierarchy. The Group uses a market approach based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees, liquidity factors and multiples of a selection of comparable companies.
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

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

Assets and liabilities measured on a recurring basis or disclosed at fair value are summarized below:

		Fair value measurement or disclosure at December 31, 2023 using
	Total fair value at December 31, 2023	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
	(In millions)
Fair value disclosure (i)

Cash equivalents:
Time deposits	6,266		6,266

Short-term investments:
Held-to-maturity debt investments	167,740		167,740

Long-term investments:
Long-term time deposits and held-to-maturity investments	24,872		24,872

Notes payable, current portion	5,999		5,999

Convertible senior notes, current portion	2,727		2,727

Notes payable, non-current portion	32,742		32,742

Convertible senior notes, non-current portion	8,881		3,757	5,124

Fair value measurements on a recurring basis

Short-term investments:
Available-for-sale debt investments	1,671		1,671

Long-term investments:
Equity investments at fair value with readily determinable fair value	9,610	9,610
Equity investments without readily determinable fair value using NAV practical expedient (ii)	942
Investments accounted for at fair value	4,841	66		4,775
Available-for-sale debt investments	3,682		423	3,259

Other non-current assets:
Derivative instruments	994		994

Total assets measured at fair value	21,740	9,676	3,088	8,034

Amounts due to related parties, current:
Financial liability	321		321

Total liabilities measured at fair value	321		321

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

			Fair value measurement or disclosure at December 31, 2024 using
	Total fair value at December 31, 2024		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	US$	RMB	RMB	RMB
	(In millions)
Fair value disclosure (i)

Cash equivalents:
Time deposits	4,538	622		4,538

Short-term investments:
Held-to-maturity debt investments	96,912	13,277		96,912

Long-term investments:
Long-term time deposits and held-to-maturity investments	99,069	13,572		99,069

Notes payable, current portion	7,982	1,094		7,982

Convertible senior notes, current portion	225	31		17	208

Notes payable, non-current portion	26,276	3,600		26,276

Convertible senior notes, non-current portion	7,697	1,054		3,932	3,765

Fair value measurements on a recurring basis

Short-term investments:
Available-for-sale debt investments	5,954	816		5,954
Trading debt investments	15	2	15

Long-term investments:
Equity investments at fair value with readily determinable fair value	8,586	1,176	8,586
Equity investments without readily determinable fair value using NAV practical expedient (ii)	727	100
Investments accounted for at fair value	4,381	600	34		4,347
Available-for-sale debt investments	6,360	871		850	5,510

Other current assets:
Derivative instruments	7	1		7

Other non-current assets:
Derivative instruments	607	83		607

Total assets measured at fair value	26,637	3,649	8,635	7,418	9,857

Amounts due to related parties, current:
Financial liability	389	53		389

Total liabilities measured at fair value	389	53		389

(i)	Fair value disclosure shows financial instruments which are not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:
Investments accounted for at fair value:

Amounts
RMB
(In millions)
Balance at December 31, 2022	4,519
Additions	250
Disposals	(90)
Net unrealized fair value increase recognized in earnings	55
Foreign currency translation adjustments	41

Balance at December 31, 2023	4,775

Additions	159
Disposals	(248)
Net unrealized fair value decrease recognized in earnings	(376)
Foreign currency translation adjustments	37

Balance at December 31, 2024	4,347

Balance at December 31, 2024, in US$	596

Available-for-sale
debt investments:

Amounts
RMB
(In millions)
Balance at December 31, 2022	2,447
Additions	313
Disposals	(332)
Conversion	838
Share of losses in excess of equity method investment in ordinary shares	(7)
Net unrealized fair value change recognized in other comprehensive income (loss)	(71)
Accrued interest	76
Foreign currency translation adjustments	(5)

Balance at December 31, 2023	3,259

Disposals	(85)
Conversion	2,061
Net unrealized fair value change recognized in other comprehensive income (loss)	174
Accrued interest	74
Foreign currency translation adjustments	27

Balance at December 31, 2024	5,510

Balance at December 31, 2024, in US$	755

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

Assets measured at fair value on a
non-recurring
basis
The Group measures certain
non-financial
assets on a nonrecurring basis.
For equity investments accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured
to fair value (Note 4). The
non-recurring
fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring
fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as expected volatility and probability of exit events as it relates to liquidation and redemption preferences. When there is impairment of equity investments accounted for under the measurement alternative and equity method investments, the non-recurring
fair value measurements are measured at the date of impairment. The fair values of the Group’s equity method investments in publicly listed companies are measured using quoted market prices. Estimating the fair value of investees without observable market prices is highly judgmental due to the subjectivity of the unobservable inputs (level 3) used in the valuation methodologies used to determine fair value. The Group uses valuation methodologies, primarily the market approach, which requires management to use unobservable inputs (level 3) such as selection of comparable companies and multiples, expected volatility, discount for lack of marketability and probability of exit events as it relates to liquidation and redemption preferences, when applicable. These unobservable inputs and resulting fair value estimates may be affected by unexpected changes in future market or economic conditions.
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
The following table summarizes the Group’s financial assets held as of December 31, 2023 and 2024 for which a non-recurring
fair value measurement was recorded during the years ended December 31, 2023 and 2024:

	Total Balance		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value Adjustment		Impairment
	RMB	US$	RMB	RMB	RMB	RMB	US$	RMB	US$
	(In millions)
Fair value measurements on a non-recurring basis

As of December 31, 2023
Long-term investments (i)	5,383		43	—	5,340	580		(815)
Produced content monetized on its own (ii)	25				25			(253)

As of December 31, 2024
Long-term investments (i)	1,242	170	—	—	1,242	625	86	(364)	(50)
Produced content monetized on its own (ii)	74	10			74			(95)	(13)

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(i)
Due to declined financial performances and changes in business circumstances of certain investees, the Group recognized impairment charges of long-term investments in the consolidated statements of comprehensive income during the years ended December 31, 2023 and 2024. For equity investments accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured
to fair value.

(ii)
Due to adverse changes in the expected performance of certain produced content and the reduced amount of ultimate revenue expected to be recognized, iQIYI performed an assessment to determine whether the fair value was less than unamortized content costs. iQIYI uses a discounted cash flow approach to estimate the fair value of the produced content titles predominantly monetized on its own. The significant unobservable inputs (level 3) include forecasted future revenues, production costs required to complete the content and exploitation and participation costs. iQIYI considers the historical performance of similar content, the forecasted performance and/or preliminary actual performance subsequent to the release of the produced content in estimating the fair value. Based on the above assessment, certain produced content predominantly monetized on its own were determined to be impaired and re-measured
to the fair value as of each quarter end. Impairment charges of RMB68 million, RMB253 million and RMB95 million (US$13 million) were recognized for produced content predominantly monetized on its own and was recognized as cost of revenues in the consolidated statements of comprehensive income for the years ended December 31, 2022, 2023 and 2024, respectively.

27.	SUBSEQUENT EVENTS
Acquisition of YY Live
After negotiation with JOYY on next steps following the termination of the share purchase agreement on January 1, 2024, Baidu (Hong Kong) Limited has entered into new agreements on February 25, 2025 with JOYY to acquire, and acquired, YY Live for an aggregate price of approximately
 US$2.1
billion. As part of this transaction, the
 US$1.6
billion that the Group had previously deposited into the escrow accounts under the terminated share purchase agreement has been fully released back to the Group. Upon the issuance of the consolidated financial statements, the accounting for the business combination under the aforesaid new agreements, including the respective purchase price allocation, has not been finalized.
iQIYI 2030 Convertible Notes
In February 2025, iQIYI issued an aggregate principal amount of US$350 million (equivalent to RMB2.6 billion) convertible senior notes (the “iQIYI 2030 Convertible Notes”) for cash. The net proceeds of the iQIYI 2030 Convertible Notes (after deducting the initial purchasers’ discounts, taking into account the estimated reimbursement from the initial purchasers for certain expenses incurred by iQIYI, but without deducting other estimated offering expenses payable by iQIYI) amounted to approximately US$345 million (equivalent to RMB2.5 billion). The iQIYI 2030 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable quarterly in cash at a rate of 4.625% per annum in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2025. The iQIYI 2030 Convertible Notes will mature on March 15, 2030 unless repurchased, redeemed or converted prior to such date. The iQIYI 2030 Convertible Notes may be convertible into the iQIYI’s ADS at the holder’s option and subject to the terms of the iQIYI 2030 Convertible Notes, at an initial conversion rate of 324.0966 iQIYI’s ADS per US$1,000 principal amount of the iQIYI 2030 Convertible Notes (which is equivalent to an initial conversion price of approximately US$3.09 per iQIYI’s ADS). Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, iQIYI’s ADSs, or a combination of cash and iQIYI’s ADSs, at iQIYI’s election. On March 15, 2028 or in the event of

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

certain fundamental changes, the holders of the iQIYI 2030 Convertible Notes will have the right to require iQIYI to repurchase for cash all or part of their notes at a repurchase price equal to
 100%
of the principal amount of the iQIYI 2030 Convertible Notes to be repurchased, plus accrued and unpaid interest. Concurrently with and shortly after the offering of the iQIYI 2030 Convertible Notes, iQIYI also entered into separate and individually privately negotiated agreements with certain holders of the iQIYI’s existing convertible senior notes to repurchase approximately
 US$300 million (equivalent to RMB2.2 billion) principal amount of such notes for cash. The Group is in the process of determining related accounting treatment.
2030 Five-year Notes and 2035 Notes
In March 2025, the Company issued an aggregate of RMB7.5 billion senior unsecured notes due in 2030, or the 2030 Five-year Notes, with stated annual interest rate of 2.70%, and an aggregate of RMB2.5 billion senior unsecured notes due in 2035, or the 2035 Notes, with stated annual interest rate of 3.00%. The 2030 Five-year Notes will mature on March 12, 2030 and the 2035 Notes will mature on March 12, 2035. Interest on the Notes will accrue from March 12, 2025 and be payable semi-annually in arrears on March 12 and September 12 of each year, beginning on September 12, 2025.
2032 Exchangeable Bonds
In
March 2025, the Company issued an aggregate of US$2 billion exchangeable bonds due 2032, or the 2032 Exchangeable Bonds, which bear no regular interest. The 2032 Exchangeable Bonds reference ordinary shares of Trip.com Group Limited that are listed on the Hong Kong Stock Exchange and the initial exchange ratio of the 2032 Exchangeable Bonds is 1,107.0457 ordinary shares of Trip.com Group Limited (“Trip.com Shares”) per US$100,000 principal amount of the 2032 Exchangeable Bonds. The 2032 Exchangeable Bonds will mature on March 12, 2032, unless repurchased, redeemed, or exchanged in accordance with their terms prior to such date. Holders of the Bonds may not exchange their Bonds prior to the first anniversary of the issue date of the Bonds. If an event of default has occurred and is continuing, holders of the Bonds may exchange the Bonds at any time. Between the first anniversary of the issue date and the date falling 6 months prior to the maturity date of the Bonds, holders of the Bonds may exchange the Bonds into cash only upon the satisfaction of certain contingencies. Thereafter and until the second scheduled trading day preceding the maturity date, holders may exchange the Bonds into cash at any time. Subject to certain conditions, the Company may elect to deliver Trip.com Shares held by the Company in lieu of cash or a combination of cash and Trip.com Shares. The Company is in the process of determining related accounting treatment.