Form 20-F
period 2025-12-31
Baidu, Inc.
filed 2026-03-17
CIK 1329099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form
20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025.

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
Haijian He, Chief Financial Officer
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
None
(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report 2,197,993,760 Class A ordinary shares and 524,020,320 Class B ordinary shares, par value US$0.000000625 per share, as of December 31, 2025.
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

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“ADSs” refer to our American depositary shares, each ADSs representing eight Class A ordinary shares;

•	“Baidu General Business” refers to Baidu Core. Starting from the fourth quarter of 2025, we redefined Baidu Core as Baidu General Business;

•

“China” or “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “Chinese mainland” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

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

•

“our company” refers to Baidu, Inc., which is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our Chinese mainland subsidiaries and (ii) contractual arrangements with the variable interest entities, or the VIEs, based in Chinese mainland. This structure entails unique risks to investors, see “Item 3.D. Key Information—Risk Factors—Risks Related to our Corporate Structure” for more details;

•	“RMB” or “Renminbi” refers to the legal currency of Chinese mainland;

•	“SFO” refers to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;

•	“shares” or “ordinary shares” refer to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares;

•

“user traffic” or “traffic” refers generally to page views of a website, with “page views” measuring the number of web pages viewed by internet users over a specified period of time except that multiple page views of the same page viewed by the same user on the same day are counted only once;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•

“we,” “us,” “our,” or “Baidu” refers to Baidu, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities established in Chinese mainland and other consolidated affiliated entities in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. These variable interest entities include, but are not limited to, Beijing Baidu Netcom Science Technology Co., Ltd., or Baidu Netcom, Beijing Perusal Technology Co., Ltd., or Beijing Perusal, Beijing iQIYI Science & Technology Co., Ltd., or Beijing iQIYI. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure;

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

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our operations and business prospects;

•	our business and operating strategies and our ability to implement such strategies;

•	our ability to develop and manage our operations and business;

•	competition for, among other things, capital, technology and skilled personnel;

•	our ability to control costs and utilize assets;

•	our ability to identify and conduct investments and acquisitions, obtain regulatory approvals from government authorities, as well as integrate acquired target(s);

•	changes to regulatory and operating conditions in the industry and geographical markets in which we operate;

•	our dividend policy; and

•	all other risks and uncertainties described in “Item 3.D. Key Information—Risk Factors.”

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Our Corporate Structure and Contractual Arrangements with the Variable Interest Entities

Baidu, Inc. is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our subsidiaries incorporated in Chinese mainland, or Chinese mainland subsidiaries, and (ii) contractual arrangements with the variable interest entities based in Chinese mainland. Our internet content services, value-added telecommunication-based services, internet map services, online audio and video services and mobile application distribution businesses in Chinese mainland have been conducted through the applicable VIEs in order to comply with the laws and regulations of Chinese mainland, which restrict and impose conditions on foreign direct investment in companies involved in the provision of such businesses. Accordingly, we operate these businesses in Chinese mainland through the variable interest entities, and rely on contractual arrangements among Baidu, Inc./iQIYI, Inc./certain offshore subsidiaries of Baidu, Inc., our Chinese mainland subsidiaries, the variable interest entities and their nominee shareholders to control the business operations of the variable interest entities. External revenues contributed by the variable interest entities accounted for 45%, 44% and 50% of our total external revenues for the years ended December 31, 2023, 2024 and 2025, respectively. As used in this annual report, “our company” refers to Baidu, Inc., whereas “we,” “us,” “our,” or “Baidu” refers to Baidu, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities established in Chinese mainland and other consolidated entities in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. Investors in our ADSs are not purchasing equity interest in the variable interest entities in Chinese mainland but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

Baidu, Inc./iQIYI, Inc./certain offshore subsidiaries of Baidu, Inc., our Chinese mainland subsidiaries, the variable interest entities and their nominee shareholders have entered into a series of contractual agreements. These contractual arrangements:

•	enable us to receive the economic benefits that could potentially be significant to the variable interest entities in consideration for the services provided by our subsidiaries;

•	effectively assigned all of the voting rights underlying the nominee shareholders’ equity interest in the variable interest entities to us; and

•	enable us to hold an exclusive option to purchase all or part of the equity interests in the variable interest entities when and to the extent permitted by the laws of Chinese mainland.

These contractual arrangements generally include shareholder voting rights trust agreements or proxy agreements, exclusive equity purchase and transfer option agreements or exclusive purchase option agreements, loan agreements, operating agreements or business operation agreements, exclusive technology consulting and services agreements, and equity pledge agreements, as the case may be. As for some of the variable interest entities, our subsidiaries have entered into additional business cooperation agreements, power of attorney, license agreements and/or commitment letters (as the case may be) with these variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with the variable interest entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, the shareholders of the variable interest entities effectively assigned all of their voting rights underlying their equity interest in the variable interest entities to the primary beneficiaries of these companies, which gives our company or its subsidiaries/iQIYI the power to direct the activities that most significantly impact the variable interest entities’ economic performance. The individual nominee shareholders of Baidu Netcom, Beijing Perusal and Beijing iQIYI, the variable interest entities, are directors or employees of us or iQIYI. We or iQIYI consider such people suitable to act as the nominee shareholders of these variable interest entities because of, among other considerations, their contribution to us or iQIYI, their competence and their length of service with and loyalty to us or iQIYI. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities and Other Consolidated Affiliated Entities and their Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities and we may incur substantial costs to enforce the terms of the arrangements. If the variable interest entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that effectively assigned us the voting rights in the variable interest entities, and these agreements have not been tested in the courts of Chinese mainland. Furthermore, if we are unable to maintain such effective assignment, we would not be able to continue to consolidate the financial results of these entities in our financial statements. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—Our contractual arrangements with the variable interest entities in Chinese mainland and the individual nominee shareholders may not be as effective in providing control over these entities as direct ownership” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—The individual nominee shareholders of the variable interest entities may have potential conflicts of interest with us, which may adversely affect our business. We do not have any arrangements in place to address such potential conflicts.”

There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of Chinese mainland regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entities and their nominee shareholders. It is uncertain whether any new laws or regulations of Chinese mainland relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entities is found to be in violation of any existing or future laws or regulations of Chinese mainland, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—Laws and regulations of Chinese mainland governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in the laws and regulations of Chinese mainland or changes in interpretations thereof may materially and adversely affect our business.”

Our operations are primarily conducted in Chinese mainland through (i) our Chinese mainland subsidiaries and (ii) contractual arrangements with the variable interest entities based in Chinese mainland, and revenues are primarily generated from Chinese mainland. Though the PRC Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, the definition of “foreign investment” thereunder is relatively wide and contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. If any of the variable interest entities were deemed as a foreign-invested enterprise under any such future laws, administrative regulations or provisions and any of our business would be included in any negative list or other form of restrictions on foreign investment, we may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on our business, financial condition, result of operations and prospects. In addition, if the PRC regulatory authorities were to find our legal structure and contractual arrangements to be in violation of any laws, administrative regulations or provisions of Chinese mainland, we are uncertain what impact of above PRC regulatory authorities’ actions would have on us and our ability to consolidate the variable interest entities in the consolidated financial statements. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementation regulations and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the variable interest entities. Our company and its investors may never have a direct ownership interest in the businesses that are conducted by the variable interest entities. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds that the agreements that establish the structure for operating our business in Chinese mainland do not comply with the laws and regulations of Chinese mainland, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the variable interest entities could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the variable interest entities being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in Chinese mainland, are held by the variable interest entities. A significant part of our revenues are generated by the variable interest entities. An event that results in the deconsolidation of the variable interest entities would have a material effect on our operations and result in the value of the securities of our company diminish substantially or even become worthless. Our company, our Chinese mainland subsidiaries and the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a whole. Baidu, Inc. may not be able to repay its indebtedness, and the Class A ordinary shares or ADSs of our company may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our Chinese mainland subsidiaries and the variable interest entities that conduct all or substantially all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

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

Risks and uncertainties arising from the PRC legal system, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in Chinese mainland, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementation regulations and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong, including our auditor. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, and subsequently for the fiscal years ended December 31, 2023 and 2024 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Government Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the variable interest entities in Chinese mainland. Our operations in Chinese mainland are governed by the laws and regulations of Chinese mainland. As of the date of this annual report, our Chinese mainland subsidiaries and the variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and the variable interest entities in Chinese mainland, including, among others, the Value-Added Telecommunication Business Operating License, the Internet News Information Service License, the Short Messaging Service Access Code Certificate, the Online Audio/Video Program Transmission License, the Radio and Television Program Production License, the Surveying and Mapping Qualification Certificate for internet map services, the Internet Culture Business Permit, the Publication Business Operating License, the Filing Certificate for Internet Drug and Medical Devices Information Services/the Filing Certificate for Internet Drug Information Services, the Human Resource Services License, the Filing Certificate for Business of Category II Medical Devices, the Registration Certificate for Medical Devices, the Filing Certificate for Sales of Pre-Packaged Foods, the Medicine Business License, the Filing Certificate for the Publication Online Transaction Platform, the Internet Domain Name Services License, the Medical Device Operation License, the Filing Certificate for Third-Party Platform Provider of Online Trading Service for Drugs and the Filing Certificate for Third-Party Platform Provider of Online Trading Service for Medical Device, the Practice License of Medical Institutions, the Internet Religious Information Service License, the Filing Information Form of Third Party Platform Providers of Online Food Trading, the Filing Certificate for Customs Clearance, the Filing Certificate of a Consignee or Consignor of Imported or Exported Goods, the Foreign-Related Investigation License, the Filing Certificate of Used Motor Vehicle Business Operators, the Online Taxi-Hailing Operation License and certain permits for road testing and demonstration application and/or commercial operations of autonomous driving vehicles. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our businesses and services in the future. For more detailed information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in the regulations of internet, artificial intelligence and related business and companies in Chinese mainland.”

Furthermore, in connection with our historical issuance of securities to foreign investors, we, our Chinese mainland subsidiaries and the variable interest entities, (i) are not required to obtain permission from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through a cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain permission from the CSRC or the CAC by any PRC government authority.

However, the PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Rules, which took effect on March 31, 2023. According to the Filing Rules, domestic companies in Chinese mainland that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Filing Rules. Therefore, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Filing Rules. For more detailed information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the laws of Chinese mainland, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Cash Flows through Our Organization

Baidu, Inc. is a holding company with no operations of its own. We conduct our operations in Chinese mainland primarily through our subsidiaries and the variable interest entities in Chinese mainland. As a result, although other means are available for us to obtain financing at the holding company level, Baidu, Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our Chinese mainland subsidiaries and license and service fees paid by the variable interest entities. If any of our subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to Baidu, Inc. In addition, our Chinese mainland subsidiaries are permitted to pay dividends to Baidu, Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our Chinese mainland subsidiaries and the variable interest entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

Under the laws and regulations of Chinese mainland, our Chinese mainland subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of Chinese mainland is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our Chinese mainland subsidiaries and the net assets of the variable interest entities in which we have no legal ownership, totaling RMB48.0 billion, RMB48.1 billion and RMB40.4 billion (US$5.8 billion) as of December 31, 2023, 2024 and 2025, respectively. For risks relating to the fund flows of our operations in Chinese mainland, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and the variable interest entities in Chinese mainland are subject to restrictions on paying dividends and making other payments to our holding company.”

From 2023 to 2025, certain of our Chinese mainland subsidiaries have declared and distributed profits earned to Baidu (Hong Kong) Limited for an aggregate amount of RMB24.7 billion (US$3.5 billion). These dividend payments are subject to withholding tax. In addition, in 2024 and 2025, Baidu, Inc. received RMB15.2 billion and RMB6.5 billion (US$933 million), respectively, as cash distributions from one of its subsidiaries. We have made tax provisions based on the corresponding tax rate. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. However, if our Chinese mainland subsidiaries further declare and distribute profits earned after January 1, 2008 in the future, the dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For the potential distributable profits to be distributed to our qualified Hong Kong incorporated subsidiary, the deferred tax liabilities are accrued at a 5% withholding tax rate or the statutory withholding tax rate. For more information on related risks, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—If our Chinese mainland subsidiaries declare and distribute dividends to their respective offshore parent companies, we will be required to pay more taxes, which could have a material and adverse effect on our result of operations.”

Under the laws of Chinese mainland, Baidu, Inc. may provide funding to our Chinese mainland subsidiaries only through capital contributions or loans, and to the variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements.

For the years ended December 31, 2023, 2024 and 2025, the variable interest entities received RMB1.5 billion, RMB9.8 billion and RMB20.7 billion (US$3.0 billion), respectively, as capital contributions or loans from other subsidiaries of Baidu, Inc. and the variable interest entities repaid principal amount of RMB5.2 billion, RMB698 million and RMB1.8 billion (US$259 million), respectively, to other subsidiaries.

For the years ended December 31, 2023, 2024 and 2025, the wholly owned subsidiaries of Baidu Inc. that are the Primary Beneficiaries of VIEs provided loans with principal amount of nil, RMB11 million and RMB471 million (US$67 million), respectively, to the variable interest entities and nil was repaid by the variable interest entities.

For the years ended December 31, 2023, 2024 and 2025, the Primary Beneficiaries of VIEs designated its subsidiaries to provide loans totaling RMB58 million, RMB434 million and nil, respectively, to the nominee shareholders to fund the capitalization of the variable interest entities for which the Primary Beneficiaries of VIEs does not intend to seek repayment, and nil was repaid by the nominee shareholders.

For the years ended December 31, 2023, 2024 and 2025, the variable interest entities provided loans with principal amount of nil, RMB360 million and nil, respectively, to Baidu, Inc. and Baidu, Inc. repaid principal amount of nil, nil and RMB352 million (US$50 million), respectively, to the variable interest entities.

For the years ended December 31, 2023, 2024 and 2025, the variable interest entities provided loans with principal amount of nil, nil and RMB354 million (US$51 million), respectively, to the Primary Beneficiaries of VIEs and nil was repaid by the Primary Beneficiaries of VIEs.

For the years ended December 31, 2023, 2024 and 2025, the variable interest entities provided loans of nil, nil and RMB878 million (US$126 million) to other subsidiaries of Baidu, Inc. and other subsidiaries repaid principal amount of RMB345 million, nil and nil, respectively, to the variable interest entities.

Baidu, Inc. has not declared or paid any cash dividends. In the first quarter of 2026, our board approved the adoption of a dividend policy for our ordinary shares. We expect to declare the first payment of dividend in 2026. The declaration, timing, and amount of any future dividend will be subject to the determination of the board at its discretion based on factors such as our financial performance, capital requirements, prevailing market conditions and other considerations that the board deems relevant. A formal announcement of the dividend will be made after the board’s review and approval. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For Chinese mainland and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

A.	[Reserved]

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data and cash flow data for the three years ended December 31, 2023, 2024 and 2025 and the consolidated balance sheets data as of December 31, 2024 and 2025 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data and cash flow data for the years ended December 31, 2021 and 2022 and the selected consolidated balance sheets data as of December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements for the years ended December 31, 2021, 2022 and 2023, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	Year Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
	(In millions, except per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Revenue	124,493	123,675	134,598	133,125	129,079	18,458

Costs and expenses:
Cost of revenue	64,314	63,935	65,031	66,102	72,436	10,358
Selling, general and administrative	24,723	20,514	23,519	23,620	25,843	3,696
Research and development	24,938	23,315	24,192	22,133	20,433	2,922
Impairment of long-lived assets	—	—	—	—	16,190	2,315

Total costs and expenses	113,975	107,764	112,742	111,855	134,902	19,291

Operating income (loss)	10,518	15,911	21,856	21,270	(5,823)	(833)

Total other income (loss), net	260	(5,799)	3,342	7,352	12,539	1,793

Income before income taxes	10,778	10,112	25,198	28,622	6,716	960

Income tax expense	3,187	2,578	3,649	4,447	1,259	180

Net income	7,591	7,534	21,549	24,175	5,457	780

Less: Net income (loss) attributable to non-controlling interests	(2,635)	(25)	1,234	415	(132)	(19)

Net income attributable to Baidu, Inc.	10,226	7,559	20,315	23,760	5,589	799

	As of December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
	(In millions)
Consolidated Balance Sheets Data:
Cash and cash equivalents	36,850	53,156	25,231	24,832	24,606	3,519
Restricted cash	10,821	11,330	11,503	11,697	225	32
Short-term investments, net	143,243	120,839	168,670	102,608	90,661	12,964
Total assets	380,034	390,973	406,759	427,780	449,157	64,229
Short-term loans	4,168	5,343	10,257	10,669	7,626	1,091
Long-term loans, current portion	2	—	2	168	14,765	2,111
Long-term loans	12,629	13,722	14,223	15,596	3,369	482
Notes payable, current portion	10,505	6,904	6,029	8,026	4,560	652
Notes payable	43,120	39,893	34,990	27,996	51,021	7,296
Convertible senior notes, current portion(1)	—	8,305	2,802	242	1,459	209
Convertible senior notes(1)	12,652	9,568	8,144	8,351	6,712	960
Total liabilities	156,082	153,168	144,151	144,168	159,431	22,798
Total Baidu, Inc. shareholders’ equity	211,459	223,478	243,626	263,620	266,330	38,085

(1)

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

	Year Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
	(In millions)
Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	20,122	26,170	36,615	21,234	(3,013)	(431)
Net cash used in investing activities	(31,444)	(3,944)	(50,397)	(8,555)	(25,136)	(3,594)
Net cash provided by/(used in) financing activities	23,396	(6,390)	(14,162)	(13,759)	17,142	2,451
Net increase/(decrease) in cash, cash equivalents and restricted cash	11,131	17,565	(27,662)	(985)	(11,758)	(1,681)

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

•

“Baidu, Inc.” is our holding company in the Cayman Islands, and the primary beneficiary of the VIEs including Baidu Netcom, Beijing Perusal, and other VIEs. “Primary Beneficiaries of VIEs excluding Baidu, Inc.” mainly refer to iQIYI, Inc., the primary beneficiary of Beijing iQIYI and other iQIYI VIEs.

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

•	“VIEs and VIEs’ subsidiaries” refer to the sum of Baidu Netcom, Beijing Perusal, Beijing iQIYI and other iQIYI VIEs, and other VIEs.

Selected Condensed Consolidating Statements of Comprehensive Income Information

	For the Year Ended December 31, 2025
	Baidu Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	RMB (In millions)
Revenue	—	—	81,720	74,650	(27,291)	129,079
Share of loss of the VIEs and VIEs’ subsidiaries	(10,129)	(802)	—	—	10,931	—
Net income (loss)	5,589	(238)	18,842	(10,149)	(8,587)	5,457

	For the Year Ended December 31, 2024
	Baidu Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	RMB (In millions)
Revenue	—	5	91,045	66,755	(24,680)	133,125
Share of income of the VIEs and VIEs’ subsidiaries	2,625	453	—	—	(3,078)	—
Net income	23,760	668	22,839	2,625	(25,717)	24,175

	For the Year Ended December 31, 2023
	Baidu Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	RMB (In millions)
Revenue	—	22	92,326	67,001	(24,751)	134,598
Share of income of the VIEs and VIEs’ subsidiaries	4,021	501	—	—	(4,522)	—
Net income	20,315	1,819	19,235	4,202	(24,022)	21,549

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2025
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	RMB (In millions)
Assets
Cash and cash equivalents	6,500	1,623	13,680	2,803	—	24,606
Short-term investments, net	16,935	—	68,978	4,748	—	90,661
Others	32	55	14,741	21,875	—	36,703

Total current assets	23,467	1,678	97,399	29,426	—	151,970

Fixed assets, net	171	—	17,024	9,086	—	26,281
Long-term investments, net	335	259	26,672	17,652	—	44,918
Long-term time deposits and held-to-maturity investments	29,640	—	90,507	3,715	—	123,862
Investments in subsidiaries and contractual interests in the VIEs and VIEs’ subsidiaries(1)	293,404	3,082	24,278	—	(320,764)	—
Others	—	151	51,070	50,905	—	102,126

Total non-current assets	323,550	3,492	209,551	81,358	(320,764)	297,187

Amounts due from the entities within Baidu(2)	—	24,197	24,533	—	(48,730)	—

Total assets	347,017	29,367	331,483	110,784	(369,494)	449,157

Liabilities
Accounts payable and accrued liabilities	598	46	21,090	17,157	—	38,891
Others	18,586	1,459	7,384	20,008	—	47,437

Total current liabilities	19,184	1,505	28,474	37,165	—	86,328

Notes payable	51,021	—	—	—	—	51,021
Others	—	6,712	7,128	8,242	—	22,082

Total non-current liabilities	51,021	6,712	7,128	8,242	—	73,103

Amounts due to the entities within Baidu(2)	10,482	—	—	48,146	(58,628)	—

Total liabilities	80,687	8,217	35,602	93,553	(58,628)	159,431

Redeemable noncontrolling interests	—	6,080	6,972	114	—	13,166
Equity
Total Baidu shareholders’ equity(3)	266,330	7,768	288,881	14,217	(310,866)	266,330
Noncontrolling interests	—	7,302	28	2,900	—	10,230

Total equity	266,330	15,070	288,909	17,117	(310,866)	276,560

Total liabilities, redeemable noncontrolling interests, and equity	347,017	29,367	331,483	110,784	(369,494)	449,157

	As of December 31, 2024
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	RMB (In millions)
Assets
Cash and cash equivalents	2,383	936	19,522	1,991	—	24,832
Short-term investments, net	16,171	—	80,964	5,473	—	102,608
Others	5	39	23,034	18,331	—	41,409

Total current assets	18,559	975	123,520	25,795	—	168,849

Fixed assets, net	213	—	17,306	12,583	—	30,102
Long-term investments, net	850	291	24,170	16,410	—	41,721
Long-term time deposits and held-to-maturity investments	10,970	—	84,181	3,384	—	98,535
Investments in subsidiaries and contractual interests in the VIEs and VIEs’ subsidiaries(1)	283,738	2,888	24,236	—	(310,862)	—
Others	—	151	46,616	41,806	—	88,573

Total non-current assets	295,771	3,330	196,509	74,183	(310,862)	258,931

Amounts due from the entities within Baidu(2)	569	23,501	—	—	(24,070)	—

Total assets	314,899	27,806	320,029	99,978	(334,932)	427,780

Liabilities
Accounts payable and accrued liabilities	698	21	22,197	18,527	—	41,443
Others	8,026	242	10,058	21,184	—	39,510

Total current liabilities	8,724	263	32,255	39,711	—	80,953

Notes payable	27,996	—	—	—	—	27,996
Others	14,559	8,351	4,957	7,352	—	35,219

Total non-current liabilities	42,555	8,351	4,957	7,352	—	63,215

Amounts due to the entities within Baidu(2)	—	—	7,543	26,929	(34,472)	—

Total liabilities	51,279	8,614	44,755	73,992	(34,472)	144,168

Redeemable noncontrolling interests	—	5,600	4,156	114	—	9,870
Equity
Total Baidu shareholders’ equity(3)	263,620	6,275	271,085	23,100	(300,460)	263,620
Noncontrolling interests	—	7,317	33	2,772	—	10,122

Total equity	263,620	13,592	271,118	25,872	(300,460)	273,742

Total liabilities, redeemable noncontrolling interests, and equity	314,899	27,806	320,029	99,978	(334,932)	427,780

Note:

(1)

It represents the elimination of the investments and contractual interests among Baidu, Inc., primary beneficiaries of VIEs excluding Baidu, Inc., other subsidiaries and the VIEs and VIEs’ subsidiaries.

(2)

It represents the elimination of intercompany balances among Baidu, Inc., primary beneficiaries of VIEs excluding Baidu, Inc., other subsidiaries and the VIEs and VIEs’ subsidiaries. The short-term loans and long-term loans provided to the VIEs and VIEs’ subsidiaries were RMB10.7 billion (US$1.5 billion) and RMB29.9 billion (US$4.3 billion), respectively, as of December 31, 2025 and RMB11.9 billion and RMB9.9 billion, respectively, as of December 31, 2024.

(3)

The loans provided to the nominee shareholders were RMB19.6 billion (US$2.8 billion) and RMB19.6 billion as of December 31, 2025 and 2024, respectively, which will mature from 2027 to 2047. The loans provided to the nominee shareholders were to fund the capitalization of the VIEs for which the Company does not intend to seek repayment. The term of all such loans provided to the nominee shareholders has historically been extended prior to their respective original maturity dates, and we will continue to extend the term of all outstanding loans before they become due.

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2025
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	RMB (In millions)
Net cash provided by/(used in) operating activities(1)	5,832	(71)	12,420	(14,504)	(6,690)	(3,013)
Net cash provided by/(used in) investing activities	(16,879)	111	(21,327)	(4,985)	17,944	(25,136)
Including: Loans provided to VIEs and VIEs’ subsidiaries(4)	—	(471)	(20,704)	—	21,175	—
Loans repayments from VIEs and VIEs’ subsidiaries(4)	—	—	1,812	—	(1,812)	—
Net cash provided by/(used in) financing activities(1)	15,482	696	(8,180)	20,398	(11,254)	17,142
Including: Loans provided to VIEs and VIEs’ subsidiaries(4)	—	—	—	21,175	(21,175)	—
Loans repayments from VIEs and VIEs’ subsidiaries(4)	—	—	—	(1,812)	1,812	—

	For the Year Ended December 31, 2024
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	RMB (In millions)
Net cash provided by/(used in) operating activities(1)	13,872	(10)	30,096	(7,363)	(15,361)	21,234
Net cash provided by/(used in) investing activities	(18,763)	3,496	(6,520)	(7,584)	20,816	(8,555)
Including: Cash contribution to VIEs and VIEs’ subsidiaries(2)(3)	—	—	(434)	—	434	—
Loans provided to VIEs and VIEs’ subsidiaries(4)	—	(11)	(9,380)	—	9,391	—
Loans repayments from VIEs and VIEs’ subsidiaries(4)	—	—	698	—	(698)	—
Net cash provided by/(used in) financing activities(1)	1,938	(2,968)	(19,372)	12,098	(5,455)	(13,759)
Including: Cash contribution to VIEs and VIEs’ subsidiaries(2)(3)	—	—	—	434	(434)	—
Loans provided to VIEs and VIEs’ subsidiaries(4)	—	—	—	9,391	(9,391)	—
Loans repayments from VIEs and VIEs’ subsidiaries(4)	—	—	—	(698)	698	—

	For the Year Ended December 31, 2023
	Baidu, Inc.	Primary Beneficiaries of VIEs excluding Baidu, Inc.	Other Subsidiaries	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	RMB (In millions)
Net cash provided by/(used in) operating activities(1)	(2,012)	(361)	33,660	5,328	—	36,615
Net cash provided by/(used in) investing activities	2,592	237	(41,608)	(2,381)	(9,237)	(50,397)
Including: Cash contribution to VIEs and VIEs’ subsidiaries(2)(3)	—	—	(58)	—	58	—
Loans provided to VIEs and VIEs’ subsidiaries(4)	—	—	(1,492)	—	1,492	—
Loans repayments from VIEs and VIEs’ subsidiaries(4)	—	—	5,150	—	(5,150)	—
Net cash provided by/(used in) financing activities(1)	(13,881)	(3,863)	(3,657)	(1,998)	9,237	(14,162)
Including: Cash contribution to VIEs and VIEs’ subsidiaries(2)(3)	—	—	—	58	(58)	—
Loans provided to VIEs and VIEs’ subsidiaries(4)	—	—	—	1,492	(1,492)	—
Loans repayments from VIEs and VIEs’ subsidiaries(4)	—	—	—	(5,150)	5,150	—

Note:

(1)	For the years ended December 31, 2023, 2024 and 2025, Baidu, Inc. received nil, RMB15.2 billion and RMB6.5 billion (US$933 million), respectively, as cash distributions from one of its subsidiaries.
(2)

For the years ended December 31, 2023, 2024 and 2025, the primary beneficiaries designated its subsidiaries to provide loans totaling RMB58 million, RMB434 million and nil, respectively, to the nominee shareholders to fund the capitalization of the VIEs and VIEs’ subsidiaries for which the primary beneficiaries do not intend to seek repayment, and nil was repaid by the nominee shareholders.

(3)	For the years ended December 31, 2023, 2024 and 2025, the VIEs and VIEs’ subsidiaries did not receive capital contribution from other subsidiaries.
(4)

For the years ended December 31, 2023, 2024 and 2025, the VIEs and VIEs’ subsidiaries received RMB1.5 billion, RMB9.4 billion and RMB20.7 billion (US$3.0 billion), respectively, as loans from other subsidiaries and the VIEs and VIEs’ subsidiaries repaid principal amounts of RMB5.2 billion, RMB698 million and RMB1.8 billion (US$259 million), respectively, to other subsidiaries.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. All the operational risks associated with being based in and having operations in Chinese mainland also apply to operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in Chinese mainland, the laws, regulations and the discretion of Chinese mainland government authorities discussed in this annual report are expected to apply to Chinese mainland entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from Chinese mainland. These risks are discussed more fully in “Item 3.D. Key Information—Risk Factors.”

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

•	We may not be able to achieve the anticipated benefits of our acquisition of YY Live, and face other risks associated with the acquisition and the operation of YY Live;

•	We face significant competition and may suffer from loss of users and customers as a result;

•	If our expansions into new businesses are not successful, our results of operation and growth prospects may be materially and adversely affected;

•	We have made significant investments in foundation models and generative AI and may face uncertainties with respect to their commercialization and the evolving laws and regulations applicable to us;

•	We have experienced slowdowns and declines in our revenue, and we may sustain net loss from time to time, and we may experience downward pressure on our operating and profit margins in the future;

•	Potential issues in the adoption and use of artificial intelligence in our product offerings may result in reputational harm or liability;

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

Risks Related to Our Corporate Structure

•

Our company is a Cayman Islands holding company with no equity ownership in the variable interest entities and we conduct our operations in Chinese mainland through (i) our Chinese mainland subsidiaries and (ii) the variable interest entities with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the variable interest entities in Chinese mainland but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with Chinese mainland’s regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group;

•

Our contractual arrangements with the variable interest entities in Chinese mainland and the individual nominee shareholders may not be as effective in providing control over these entities as direct ownership; and

•

We are in the process of registering the pledges of equity interests by nominee shareholders of some of the variable interest entities, and we may not be able to enforce the equity pledges against any third parties who acquire the equity interests in good faith in the relevant variable interest entities before the pledges are registered.

Risks Related to Doing Business in China

•	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and operations;

•

The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the laws of Chinese mainland, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing;

•	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations;

•	We may be adversely affected by the complexity, uncertainties and changes in the regulations of internet, artificial intelligence and related business and companies in Chinese mainland;

•	Any failure to meet the PRC government’s complex regulatory requirements on our business operation could have a material adverse effect on our operations and the value of our securities;

•

Any failure or perceived failure by us to comply with the enacted Guidelines to Anti-Monopoly in the Field of Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations;

•	It may be difficult for overseas regulators to conduct investigation or collect evidence within Chinese mainland;

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

Our online marketing customers will not continue to do business with us if their investment does not generate sales leads and ultimately consumers, or if we do not deliver their web pages in an appropriate and effective manner. Our online marketing customers may choose to discontinue their business with us, which are not subject to fixed-term contracts. In addition, third parties may develop and use certain technologies to block the display of our customers’ advertisements and other marketing products on our Baidu platform, which may in turn cause us to lose customers and adversely affect our results of operations. Furthermore, as our P4P services enable our customers to bid for priority placement of their paid sponsored links, we may lose customers if they find the bidding mechanism not cost effective or otherwise not attractive. Additionally, if our users do not increase their engagement on our platform, or our content ecosystem fails to offer rich and quality content that meets users’ tastes and preferences, or our users spend more time with or otherwise satisfy their content consumption demands on competing platforms, or we otherwise experience user traffic decline due to any reason, it would be difficult for us to attract new customers or retain existing customers. If our customers determine that their expenditures on our platform do not generate the returns they expect, they may allocate a greater portion or all of their advertising budgets to other advertising channels, such as other online marketing platforms, television and outdoor media, and reduce or discontinue business with us. Since most of our customers are not bound by long-term contracts, they may amend or terminate their advertising arrangements with us with little advance notice under certain circumstances. Failure to retain our existing customers or attract new customers for our online marketing services could seriously harm our business, results of operations and future prospects. We have recorded substantial customer deposits and deferred revenue received from certain customers of our online marketing services. If we are unable to fulfill our obligation in respect of such customer deposits and deferred revenue, we may have to refund the balance to our customers and our cash flow and liquidity position would be materially adversely affected.

We have in the past removed, and may in the future again remove, questionable listings or advertisements to ensure the quality and reliability of our search results and/or information feed. Such removal, whether temporary or permanent, may cause affected customers to discontinue their business with us or negatively impact our relationships with affected Baidu Union partners. We also examine the relevant business licenses and bank accounts of prospective customers prior to business engagement, as a quality control measure. In addition, we have taken steps to implement measures requested by PRC regulatory authorities, such as modifying paid search practices and limiting negative publicity advertisements in connection with certain industries. We have also proactively implemented numerous additional measures to deliver a better user experience and build a safer and more trustworthy platform for users. Such measures have had a negative impact on the number of customers and our revenues, although we believe such impact is likely to be temporary. Regulations on online marketing services in Chinese mainland are evolving, and uncertainties remain with respect to the implementation of and compliance with new regulations that may emerge, which in turn may have a material adverse impact on our business, results of operations and growth prospects.

Our business and results of operations could continue to be materially and adversely affected by the challenging macroeconomic environment impacting online marketing demand.

Online marketing services continue to be a primary source of our revenues. Revenue from online marketing services declined in 2024 and 2025, primarily due to our ongoing AI transformation, which impacted the monetization approach, as well as unfavorable macroeconomic conditions that adversely affected customers’ advertising budgets and spending. Our business and results of operations could continue to be materially and adversely affected by the challenging macroeconomic environment as well as by trends in online marketing through internet searches or feeds. With the evolution of the internet in China, customers have many channels to conduct online marketing and promotions. In addition, the increasing prevalence of AI-powered search engines and virtual assistants is fundamentally altering user behavior. As these tools provide direct, conversational answers to queries, users may have less need to click on traditional search results or sponsored links, potentially reducing traffic to our platforms and diminishing the inventory and effectiveness of our search-based advertising. Furthermore, the emergence of new advertising platforms and formats could disrupt the existing online marketing ecosystem, creating new competitors and accelerating the shift of marketing budgets away from traditional search-plus-newsfeed models. As users may not spend as much time on search-plus-newsfeed as they do on other types of internet platforms, many current and potential customers may not allocate as much of their marketing budgets to online marketing through search-plus-newsfeed, as compared to other methods of online marketing. Our ability to maintain or increase revenue and profitability from online marketing may be adversely impacted by a number of factors, many of which are beyond our control, including but not limited to:

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

•	higher customer acquisition costs due in part to the limited experience of small to medium-sized enterprises, or SMEs, with the internet as a marketing channel or due to competition;

•	decreased use of our search and paid click because search queries are increasingly being undertaken via voice-activated smart devices, apps, social media or other online platforms;

•	ineffectiveness of our online marketing delivery, tracking and reporting systems;

•	decreased use of internet or online marketing in China; and

•	tightened regulatory environment in Chinese mainland’s internet space.

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

We may not be able to achieve the anticipated benefits of our acquisition of YY Live, and face other risks associated with the acquisition and the operation of YY Live.

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

•

rules and measures governing online live streaming businesses and hosts, both in and outside of Chinese mainland, are complex and evolving, and we may not be able to navigate such complex regulatory environment or to respond to future changes in regulatory environment in an effective and timely manner;

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

We face significant competition in almost every aspect of our business. For our Baidu General Business (starting from the fourth quarter of 2025, we redefined Baidu Core as Baidu General Business), our primary competitors are mainly internet companies, online marketing platforms in China, other search engines, players in Generative AI and foundation models, cloud services providers and robotaxi providers. We compete with these entities for both users and customers on the basis of user traffic, cyber security quality (relevance) of search (and other marketing and advertising) results, availability and user or customer experience of products and services, distribution channels and the number of associated third-party websites. iQIYI faces competition for content production, content sourcing, user traffic and advertising customers from other providers of online entertainment video services primarily in Chinese mainland. iQIYI also competes with other internet media and entertainment services, such as micro drama platforms, internet social platforms and short video platforms, as well as major TV stations. iQIYI may compete in a variety of ways, including by obtaining IP rights to popular content, conducting brand promotions and other marketing activities, and making investments in and acquisitions of our business partners. See “Item 4.B. Information on the Company—Business Overview—Competition.” Some of our competitors have significant financial resources and long operating histories and are experienced in attracting and retaining their users, accommodating their users’ habits and preferences and managing customers. They may use their experience and resources to compete with us in a variety of ways, including competing for users and their time, customers, third-party agents, content, strategic partners and networks of third-party websites/wapsites, investing more heavily in research and development and making investments and acquisitions. Our business environment is rapidly evolving and competitive. Our business faces changing technologies, shifting user needs, and frequent introductions of rival products and services. Some of our competitors in the search sector may have innovative business models, extensive distribution network or proprietary content or technologies that may offer better user experience and better customer services, and they may use these resources to develop new products, make acquisitions, invest research and development and talent, and compete aggressively for users, advertisers, customers, traffic and content. If any of our competitors provides a smarter search experience or a more advanced AI search mode, internet video services, or cloud services, our user traffic and revenue could decline significantly. Additionally, if the channels and properties that we use to distribute services or products to our users and customers are no longer available to us, we may experience a decline in user traffic and revenue. Any such decline in traffic could weaken our brand and result in loss of users and customers, which could have a material and adverse effect on our results of operations.

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

As part of our growth strategy, we enter into new businesses from time to time to generate additional revenue streams through our development of new business lines. Expansions into new businesses may present operating, marketing and compliance challenges that differ from those that we currently encounter. We have initiated an AI transformation of our products and services.

We have invested significant resources in the research and development of AI technology and have made significant progress in the commercialization of Baidu Core AI-powered Business, including AI Cloud Infrastructure, AI Applications and AI-native Marketing Services. We plan to continue to invest capital and other resources, such as computing power and bandwidth, into our AI technology, in particular, generative AI and foundation models. However, AI technology is rapidly evolving with significant uncertainties, and we cannot assure you that our investment and exploration in AI technology and Baidu Core AI-powered Business will be successful. Our operating results may also suffer if our innovation is not responsive to the needs of our users, customers and partners, inappropriately timed with market opportunities, or marketed ineffectively. For example, we have limited experience with operating and scaling Baidu Core AI-powered Business, which could subject us to various challenges and risks, including developing and managing relationships with enterprises and public sector customers and partners, who are likely to have different needs and preferences from our existing customers, users and partners, highly competitive procurement processes, instances of corrupt practices or other illegal gains, longer receivable payment cycles and lower collection rates that could lead to potential bad debt losses. We also may not alter our business practices in time to avoid or reduce adverse effects from any of the foregoing risks. In addition, our Baidu Core AI-powered Business requires very different products and services, sales and marketing channels and internal operational systems and processes. These requirements could disrupt our current operations and harm our financial condition and operating results, especially during the initial stage of investment, development and scaling of our new Baidu Core AI-powered Business.

Since the third quarter of 2025, we have introduced a new framework to disclose the performance of certain Baidu Core AI-powered Business, including AI Cloud Infrastructure, AI Applications and AI-native Marketing Services. The revenue and operational data related to Baidu Core AI-powered Business disclosed in our public disclosures are derived from the Company’s internal management accounts and records, which have not been audited and there can be no assurance that the aforementioned accounts and records could be auditable. See “Item 4B Business Overview—Baidu Core AI-powered Business” This disclosure framework may be subject to change in the future as our business evolves, and there can be no assurance that the metrics we disclose will be comparable across periods or will align with how similar businesses are measured by others. These businesses may also not develop as anticipated due to factors such as intense competition from both established technology companies and innovative startups, shifts in regulatory frameworks governing artificial intelligence, data privacy, and cross-border data flows, changes in business strategy, adverse macroeconomic conditions affecting customer willingness to invest in new AI solutions, or shifts in customer budgets away from experimental or emerging technologies. In addition, the rapid evolution of AI technology means that our products and services could become outdated or less competitive if we fail to anticipate or respond to new developments, such as advancements in generative AI, large language models, or competing AI architectures. Customer adoption of AI solutions may be slower than expected due to concerns over reliability, data security, ethical considerations, or the need for significant organizational change. If these initiatives fail to perform in line with expectations—whether due to technological, regulatory, competitive, market acceptance challenges or changes in business strategy—our growth prospects and financial results could be adversely affected, and we may be unable to recover the substantial investments we have made in research, development, and infrastructure for AI-powered businesses.

We may also enter into other markets and industries/industry verticals that are new to us through organic business initiatives or investment and acquisitions, such as robotaxis, intelligent electric vehicles, e-commerce, short-video, and healthcare vertical including internet hospital, which may subject us to different and unforeseen risks. However, we cannot assure you that such efforts will be successful due to various factors such as potential regulatory actions taken by government authorities in these new markets. For these new markets and industries/industry verticals, we may not have sufficient experience and may not be able to navigate the rapidly evolving regulatory environment or forecast and meet the continually changing demands and preferences for products and services. For instance, our intelligent electric vehicles business has incurred substantial losses due to various unfavorable factors, and these factors may continue to adversely affect our future performance. Some of these new markets and industries/industry verticals are emerging with relatively novel and untested business models. For example, we may pursue asset-light approaches in our robotaxi business in the future, and these models may not be carried out as planned. Under such models, we may sell our robotaxi vehicles to third parties and enter into arrangements that subject us to significant terms and conditions in connection with such sale, including but not limited to, material maintenance cost, sales related warranties and product liability claims, which could have a material adverse impact on our business. Furthermore, operating robotaxi services in various cities may make it difficult to achieve sustained and stable profits due to factors such as regulatory complexity, high operational costs, and unpredictable market demand. Any of the foregoing could pose significant challenges to us.

It is uncertain whether our strategies will attract users and customers or generate the revenue required to succeed. If we fail to generate sufficient usage of our new products and services, we may not grow revenue in line with the significant resources we invest in these new businesses. This may negatively impact gross margins and operating margins. Commercial success of our expansion into new business areas depends on many factors, including innovativeness, competitiveness, effectiveness of distribution and marketing, and pricing and investments strategies, especially in the early stage of competition for market share. For example, in the generative AI and foundation model sector, our current and potential competitors range from large and established technology companies to emerging start-ups. Some competitors can use their experience, resources and network in ways that could affect our competitive position, including making acquisitions, continuing to invest heavily in research and development and in talents, aggressively initiating intellectual property claims (whether or not meritorious), and continuing to compete aggressively for customers, partners and investees. Our competitors may be able to innovate and provide products and services faster than we can or may foresee product-and-service needs before we do. As a result, we may not achieve significant revenue from our new business areas for several years, or at all, and may incur significant losses during the process and fail to recoup our investments and expenditure. On the other hand, market conditions and general acceptance of products and services could be adversely impacted if other players in the market fail to adopt appropriate business and operational model, develop and offer successful products and services and develop and adapt appropriate technologies and infrastructure. If the markets of our new businesses, such as intelligent driving and electric vehicle, do not develop and grow as we anticipate, we may incur significant loss from our new businesses and our growth prospects may be materially adversely impacted.

In addition, we may encounter regulatory uncertainties related to new business areas that we enter into. The laws and regulations related to AI technology and products are at an early stage of development and still evolving in Chinese mainland. The effects of such laws and regulations remain unclear and may add uncertainties to the development and operation of our AI-related business. For example, as Chinese mainland’s regulatory framework on autonomous driving evolves, we may be required to comply with approval and other compliance requirements for autonomous driving road test, operation and commercialization, internet security and related data collection and sharing promulgated by PRC government authorities from time to time. In addition, since legislations and regulations for generative AI continue to improve in Chinese mainland, our generative AI business also needs to meet additional compliance requirements from PRC government authorities. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Artificial Intelligence.” We may confront other challenges as we enter new business domains, including the lack of adoption of new products and services, the lack of management talent in the new business, cost management and other factors required for the expansion of new businesses.

We have made significant investments in foundation models and generative AI and may face uncertainties with respect to their commercialization and the evolving laws and regulations applicable to us.

Foundation models and generative AI technologies have developed rapidly in recent years. Following ChatGPT’s launch in November 2022, people around the world have tested and embraced a number of generative AI chatbots and foundation models such as Doubao, Qwen, Yuanbao, Gemini, Kimi and DeepSeek. We have made significant investments in foundation models and generative AI and have also allocated significant resources in these areas, including human resources and infrastructure updates. However, foundation models and generative AI are in the initial stages of development and there is no proven business model for commercializing the new technologies. Especially, we open-sourced part of our foundation models. If commercialization efforts are unsuccessful, we may be unable to recover our prior investments, and the assets we have capitalized could be subject to impairment. We also face intense competition in these fields as many players in these fields have also devoted significant resources in the research and development of these technologies. This intense competition could directly result in a decline in the usage rates and overall popularity of our models. If competitors release more advanced, more accessible, or more highly favored models, users may migrate away from our platforms. A sustained decrease in the usage rates and overall popularity of our AI offerings would not only reduce current user engagement but could also create a long-term perception that our technology lags behind the market, making it difficult to attract and retain users and, ultimately, to monetize our investments. In addition, the regulatory and legal framework on generative AI of Chinese mainland is also evolving rapidly. In recent years, the PRC government authorities have released a series of laws and regulations related to generative AI services, including the Administration Provisions on Algorithmic Recommendation of Internet Information Services, the Administrative Provisions on Deep Synthesis of Internet Information Services and the Interim Measures on the Management of Generative AI Services. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Artificial Intelligence—Regulations on Generative AI.” However, these laws and regulations related to generative AI services are relatively new, and the competent government authorities of Chinese mainland may introduce additional or more detailed laws and regulations to oversee the generative AI services. Therefore, we may need to comply with more compliance requirements in the field of generative AI, which may increase our compliance costs. We also face uncertainties with respect to such evolving laws and regulations as well as their interpretations and our business operations and development may be affected as a result.

We have experienced slowdowns and declines in our revenue, and have experienced operating losses and negative operating cash flows in certain quarters, and we may sustain net loss from time to time, and we may experience downward pressure on our operating and profit margins in the future.

In recent years, we experienced a slow-down in revenue growth, including decreases from 2023 to 2025, due to various factors such as macroeconomic environment. We could continue to experience a decline in our revenue, as a result of a number of factors, including changes in the mix of products and services, customer demographics, industry and channel, changes in policy or policy implementation, increase in market competition for marketing and/or new AI offerings, and decrease in pricing arising from an oversupply of advertising inventory in the market, which has been witnessed since 2019. We may also experience a decline in our revenue or revenue growth rate, if there is a decrease in the rate of adoption for our products, services and technologies, or deceleration or decline in demand for platforms used to access our services, among other factors.

Our operating margin and net income attributable to us as a percentage of revenue fluctuated notably from 2021 to 2025 due to various factors such as the macroeconomic environment, the impact of the COVID-19 pandemic and impairment of long-lived assets. We may experience downward pressure on our profit and operating margin and deterioration of cash flow or negative operating cash flow from increasing competition, revenue growth slower than expenses, impairment of long-lived assets and goodwill and increased costs and expenses from many aspects of our business, including within online marketing where revenue is declining while traffic cost and related infrastructure costs to support our online properties, such as AI Cloud Infrastructure, AI Applications and other products requiring huge data transmission and computing power, continue to grow. We may also need to pay increased fees for our distribution channels and incur increased costs to promote new products and services as well as to invest in AI technologies. We may also experience downward pressure on our operating margin resulting from a variety of factors, such as the expansion of our business into new areas, including generative AI, foundation models, AI cloud, intelligent driving, all of which have margins much lower than that of online marketing. Our operating margin may also be negatively impacted from a greater proportion of revenue contributed by new business areas, which has grown faster than online marketing.

Further, the expiration of temporary tax exemptions or reductions and the impact of international tax frameworks such as the two-pillar solution to address the tax challenges of the digitalization of the economy may dampen our net income. We may also sustain net loss from time to time due to investment losses, foreign currency fluctuation and impairment of other assets. The declining operating margin, investment losses have led to our experiencing net losses in several quarters since 2021, and there is no guarantee that we will not experience loss in the future.

Due to these factors and the evolving nature of our business, our historical revenue growth rate, historical operating margin and historical profitability may not be indicative of our future performance.

Potential issues in the adoption and use of artificial intelligence in our product offerings may result in reputational harm or liability.

We are building AI, including foundation models and generative AI, into many of our product offerings and we expect this element of our business to be a driver for our future growth. We envision a future in which our offerings are integrated into Baidu Core AI-powered Business, including AI Cloud Infrastructure, AI Applications and AI-native Marketing Services, which helps our customers become more productive. As with many disruptive innovations, AI presents risks and challenges that could affect its adoption, and, therefore, our business. Our products and services based on AI may not be adopted by our users or customers. AI algorithms may be flawed. Datasets may be insufficient or contain biased information. Inappropriate or controversial data practices by us or others, including the inappropriate collection of data and potential data misuse, could impair the acceptance of our AI solutions. Our AI-generated content offerings may not be able to compete against those of our competitors. In addition, AI services may involve complex intellectual property issues. However, the laws and regulations in Chinese mainland are still evolving and are subject to further interpretation and implementation. Therefore, AI-generated content could lead to copyright and other legal disputes for which legal liability may not be clearly prescribed by law. Such deficiencies could undermine the decisions, predictions or analysis produced by AI applications, subjecting us to legal liability and potential harm to our brand or reputation. The laws and regulations in Chinese mainland regarding AI are gradually improving, and they require AI service providers or technology supporters to avoid such deficiencies to the maximum extent possible. Although we believe that we have taken necessary measures according to the applicable laws, we cannot guarantee that we will always meet the regulatory requirements in the future. Furthermore, because AI technology is highly complex and rapidly developing, laws and regulations regarding AI may not always address the latest issues in AI and it is not possible to predict all of the legal or regulatory risks that may arise relating to the adoption and use of AI. If we fail to meet legal and regulatory requirements, we may be subject to penalties. In addition, some AI scenarios present ethical issues. If we enable or offer AI solutions that are controversial because of their impact on human rights, privacy, employment, or other social issues, we may experience reputational harm or be exposed to liability.

If we fail to continue to innovate and provide products, services and high-quality internet experience that attract and retain users, we may not be able to remain competitive; we may expend significant resources in order to remain competitive.

Our success depends on providing products and services to attract users and enable users to have a high-quality internet experience. In order to attract and retain users and compete against our competitors, we must continue to invest significant resources in research and development to enhance our AI or other new technologies, improve our existing products and services, and introduce additional high-quality products and services. If we are unable to anticipate user preferences or industry changes, enhance the quality of our products and services on a timely basis or fail to provide sufficient content, or provide other consumer-facing services and products, including our maps and smart devices, to our users’ satisfaction, we may suffer a decline in the size of our user base. Our results of operations may also suffer if our innovations do not respond to the needs of our users, are not appropriately timed with market opportunities or are not effectively brought to market. As search marketing and AI technologies and new forms of devices and apps continue to develop, we may expend significant resources in research and development and strategic investments and acquisitions in order to remain competitive.

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

Our content ecosystem consists of products developed for our partners, such as Baijiahao, Baidu Union, and internally developed content and services products, such as Baidu Knows, Baidu Wiki, Baidu Health, Baidu Wenku, Baidu Experience, Baidu Post, Haokan, and iQIYI. The success of our content ecosystem depends on our ability to attract content creators and producers to contribute quality content to our platform by leveraging our user traffic and enhance user engagement through the provision of attractive content, so as to create a virtuous cycle. We have relied, and will continue to rely, on third parties for the majority of the content offered in our content ecosystem and some of our products include third party intellectual property. As the competition for quality content becomes increasingly intense in China, we cannot assure you that we will be able to manage our content acquisition costs effectively and generate sufficient revenues to outpace future increase in content spending. We may also be unable to renew some of our content or intellectual property licensing agreements upon their expiration or termination and any renewal of the content or intellectual property licensing agreements may involve higher costs or less favorable terms. If we are not able to license popular premium content on commercially reasonable terms or renew our content or intellectual property licensing agreements, our financial condition and results of operations may be materially and adversely affected. We have undertaken commitments of future minimum payments under non-cancellable agreements for some of the produced content and licensed copyrights. If the content does not achieve anticipated popularity and commercial success, such commitments may not be recoverable. In addition, we rely on users to contribute content to our various products, including Baijiahao, Baidu Knows, Baidu Wiki, Baidu Health, Baidu Experience, Baidu Post, Baidu Wenku, Haokan and iQIYI’s user generated content. If these parties fail to develop and maintain high-quality and engaging content, if our desired premium content becomes exclusive to our competitors, if we are unable to continue to grow our content offerings and stay competitive vis-à-vis other content platforms, or if a large number of our existing relationships are terminated, the attractiveness of our content offerings to users may be severely impaired. If we are unable to offer content that meets users’ tastes and preferences on a continuing basis, including continually upgrading our content recommendation engines and in a cost effective manner, our user experience may deteriorate, we may suffer from reduced user traffic, our business and results of operations may be harmed.

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

In addition to the content developed and posted on our platform by ourselves, our users may post information on Baidu Post, Baidu Knows, Baidu Wiki, Baidu Wenku and other sections of our platform, our content providers may provide content through Baijiahao platform and our P4P customers may create text-based descriptions, image descriptions and other phrases to be used as text, images or keywords in our search listings, and users can also use our personal cloud computing service to upload, store and share documents, images, audio and videos on our cloud servers. We have been and may continue to be subject to claims and investigations for intellectual property ownership and infringement, defamation, negligence or other legal theories based on the content found on our platform, the results in our paid search listings or our other products and services, which, with or without merit, may result in diversion of management attention and financial resources and negative publicity for our brand and reputation. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Furthermore, if the content posted on our platform or found, stored or shared through our other products and services contains information that government authorities find objectionable, our platform or relevant products or services may be shut down and we may be subject to other penalties. See “—Risks Related to Doing Business in China—We may be subject to liability for information displayed on or linked to our websites or mobile apps and negative publicity in international media, and our business may be adversely affected as a result.”

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

Our increasing focus on cloud-based services presents execution, competitive and compliance risks. Baidu General Business’s results of operations and financial performance may be materially adversely affected by our ability to develop cloud-based services and generate sufficient usage of such services.

A growing part of our business involves cloud-based services available across a spectrum of computing devices. We are devoting significant resources to provide cloud infrastructure and other services to enterprises and individuals. At the same time, our competitors are rapidly developing and deploying their cloud-based solutions and services. Pricing, technology and delivery models are evolving. Devices and form factors influence how users access services in the cloud and sometimes the user’s choice of which suite of cloud-based services to use. Intense price competition among our competitors may affect our pricing strategy and our financial performance, potentially compressing margins or forcing us to offer more favorable terms than anticipated. Further, weakened macroeconomic conditions could lead to reduced IT spending by enterprises, which may adversely affect our revenue and growth prospects and result in excess inventory or even inventory write-downs. Our success in cloud-based services strategy will depend on the level of adoption of our products and services. We may not establish market share sufficient to achieve the scale necessary to achieve our business objectives or recoup costs incurred to build and maintain infrastructure to support our cloud-based services. It is uncertain whether our strategies will attract the users or generate the revenue required to succeed. If we fail to generate sufficient usage of our new products and services, we may not grow revenue in line with the costs associated with infrastructure development and research and development investments. This may negatively and materially impact our results of operations and financial performance. In addition, demand from customers using our cloud services is inherently volatile and subject to significant fluctuation based on a variety of factors. These factors include customers’ internal budgeting processes, project timelines, and changing strategic priorities. Furthermore, our existing customers may choose to reduce their usage of our services or migrate to competing platforms if they perceive competitors’ offerings as more cost-effective, technologically advanced, or better aligned with their evolving needs. As a result, any reduction, delay, or cancellation of demand by these customers, or the loss of customers to competitors, could cause our cloud revenue to be volatile. Moreover, if these customers fail to make timely payments, we may incur bad debt losses, which could further impact our profitability and cash flows.

The development of cloud-based services is accompanied by regulatory compliance risks. For example, PRC government authorities are increasing enforcement efforts against non-compliance relating to companies operating content delivery networks, internet data centers, and internet service providers. However, the interpretation and application of laws in jurisdictions we operate in are often uncertain and in flux, and any failure or perceived failure to comply with all applicable laws and regulations may result in legal proceedings or regulatory actions against us, and could have a material adverse effect on our business and results of operations.

In the past, our peers have experienced data security and infrastructure stability issues arising out of their cloud services. Tension in the supply of internet data centers and electricity may affect the efficient allocation of cloud infrastructure in Chinese mainland’s major cities. Further, trade tensions with the U.S. may affect the consistent supply of GPUs, which are critical components to the operation of cloud-based services. Our cloud services may also encounter similar issues, which could have a material and adverse impact on our brand, operations and financial performance. See also “—Risks Related to Our Business and Industry—Rising international political tensions, including changes in U.S. and international trade policies and investment related regulations, particularly with regard to China, may adversely impact our business and operating results.”

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

The success of our Xiaodu smart products depends on several factors, including our ability to:

•	anticipate technology and market trends;

•	develop innovative new products and enhancements on a timely basis;

•	distinguish our products from those of our competitors;

•	manufacture and deliver high-quality products in sufficient volumes at competitive cost structure;

•	establish strong, efficient online and offline distribution channels;

•	price our products competitively;

•	develop a vibrant DuerOS skills store and a large developer community to increase user stickiness and loyalty;

•	build and curate a rich, integrated third-party IoT device ecosystem; and

•	innovate post-hardware sales monetization models.

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

Our Xiaodu smart products may have quality issues resulting from design, manufacturing, or operations. Sometimes, these issues may be caused by components we purchase from other manufacturers or suppliers. Aging components of our products may also cause quality risks, leading to user complaints. If the quality of our Xiaodu smart products does not meet expectations or is defective, it could harm our reputation, financial condition, and operating results.

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

The laws and regulations of Chinese mainland concerning the internet finance industry are continually evolving and improving. Although to our knowledge Du Xiaoman has taken careful measures to comply with the laws and regulations that are applicable to its financial services, the PRC government authorities may promulgate new policies, rules and regulations regulating the internet finance industry. For example, the People’s Bank of China issued the Announcement of the People’s Bank of China [2021] No. 3 on March 12, 2021. In accordance with this announcement, when credit business institutions market loan products through websites, mobile applications, posters or similar channels, they must explicitly indicate the applicable annualized loan interest rate to the borrower in a conspicuous manner, and specify such annualized interest rate in the loan contract. It is allowed to indicate the daily interest rate or the monthly interest rate at the same time only if they are not displayed in a manner more conspicuous than the annualized interest rate. Under this announcement, “credit business institutions” include, among others, deposit financial institutions, consumer financing companies, micro-loan companies and online platforms providing advertisement and displaying services to credit business operators.

In order to thoroughly implement the risk-based anti-money laundering method and improve the ability of financial institutions to identify the risks on money laundering and terrorist financing, the Anti-Money Laundering Bureau of the People’s Bank of China formulated and issued the Guidelines on Self-Assessment of Money Laundering and Terrorist Financing Risks of Corporate Financial Institutions in 2021, which are applicable to all types of financial institutions and non-bank payment institutions. These guidelines provide guidance for such institutions to implement risk self-assessment and effectively make use of the results of such assessment, and require such institutions to complete the comprehensive risk self-assessment consistent with these guidelines for the first time by the end of 2022. Du Xiaoman has set up an institutional money laundering risk assessment mechanism to fully understand the key money laundering and terrorist financing risks it faces, fully optimize the allocation of anti-money laundering resources, and prevent its financial products and businesses from being exploited by criminals in illegal and criminal fund cleaning activities.

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

Our servers, which are hosted at third-party or our own internet data centers, are vulnerable to break-ins, sabotage and vandalism. The occurrence of natural disasters or closure of an internet data center by a third-party provider without adequate notice could result in lengthy service interruptions. In addition, our domain names are resolved into internet protocol (IP) addresses by systems of third-party domain name registrars and registries. Any interruptions or failures of those service providers’ systems, which are beyond our control, could significantly disrupt our own services. If we experience frequent or persistent system failures on our platform, whether due to interruptions and failures of our own information technology and communications systems or those of third-party service providers that we rely upon, our reputation and brand could be severely harmed. The steps we take to increase the reliability and redundancy of our systems may cause us to incur heavy costs and reduce our operating margin, and may not be successful in reducing the frequency or duration of service interruptions. We have made significant investments in foundation model and generative AI, and made significant prepayments to acquire relevant resources from third-party suppliers. We rely on these suppliers to provide consistent and reliable cloud services and other resources necessary for our AI initiatives. Any failure of these suppliers to provide such resources, or a failure to replace any such supplier at a reasonable cost, could result in financial losses and may have a material adverse effect on our business and operations.

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

We expect our Baidu Core AI-powered Business to become a key driver for Baidu General Business, and believe our future growth relies on the success of our Baidu Core AI-powered Business. Our systems and processes were designed in the past to support our mobile ecosystem business operations. For our Baidu Core AI-powered Business operations to be successful, we must be able to attract industry expertise and talents, and adapt to systems and processes suitable for the enterprise and public sector business environment. If we are unable to do so, we may not be competitive in these markets and our Baidu Core AI-powered Business offerings will not be successful. In addition, we must maintain and expand our relationships with other websites, internet companies and other third parties. Our current and future personnel, systems, procedures and controls may not be adequate to support our expanding operations, and consequently our financial condition and operating results may be materially and adversely affected.

We may face intellectual property infringement claims and other related claims, which could be time-consuming and costly to defend and may result in an adverse impact over our operations.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property in internet-related and AI-related industries, particularly in Chinese mainland, are still evolving and subject to further clarification and interpretation. The evolving laws and regulations on the protection of intellectual property may require us to take more actions to prevent from infringing third-parties’ intellectual property. If we cannot take the necessary actions in time, disputes may arise alleging us to infringe certain third-parties’ intellectual property. As we face increasing competition and as litigation becomes more common in Chinese mainland in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims. We may be subject to administrative actions brought by the PRC competent government authorities such as the PRC National Copyright Administration and in the most severe scenario, criminal prosecution for alleged copyright infringement, and as a result may be subject to fines and other penalties and be required to discontinue infringing activities.

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

We have been making continuous efforts to keep ourselves informed of and to comply with all applicable laws and regulations affecting our business. However, the laws and regulations of Chinese mainland are complex and evolving, and uncertainties still exist with respect to the interpretation of the legal standards for determining liabilities of internet search and other internet service providers for (a) providing links to content on third-party websites that infringe upon others’ copyrights or hosting such content, (b) providing information storage space, file sharing technology or other internet services that are used by internet users to disseminate such content, or (c) providing information generated by AI. The Supreme People’s Court of the PRC promulgated a judicial interpretation on infringement of the right of dissemination through the internet in December 2012, with amendments that came into effect on January 1, 2021. This judicial interpretation, like certain court rulings and certain other judicial interpretations, provides that the courts will place the burden on internet service providers to remove not only links or contents that have been specifically mentioned in the notices of infringement from right holders, but also links or contents they “should have known” to contain infringing content. The interpretation further provides that where an internet service provider has directly obtained economic benefits from any content made available by an internet user, it has a higher duty of care with respect to internet users’ infringement of third-party copyrights. A guidance on the trial of audio/video sharing copyright disputes promulgated by the Higher People’s Court of Beijing in December 2012 provides that where an internet service provider has directly obtained economic benefits from any audio/video content made available by an internet user who has no authorization for sharing such content, the internet service provider shall be presumed to be at fault. These interpretations could subject us to significant administrative burdens and litigation risks. The PRC Civil Code promulgated in 2020 has further elaborated the circumstances where internet service providers may be found liable for the infringement of third parties. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Tort Liability.” The PRC Copyright Law, which became effective in June 2021, further provides that the competent copyright authority may require compliance from the relevant parties in the process of investigating the infringing activities.

We conduct our business operations primarily in Chinese mainland. However, as we expand our operations outside of China, we may be subject to intellectual property infringement claims brought against us in jurisdictions outside of China. We cannot assure you that we will not be subject to intellectual property infringement lawsuits or other proceedings in jurisdictions other than Chinese mainland.

Intellectual property litigation is expensive, time-consuming and could divert resources and management attention from the operations of our business. We are currently named as defendant in certain intellectual property infringement suits in connection with Baidu Feed, P4P, Baidu Post, Baidu Search, iQIYI, Baidu Wenku, Baidu Drive, Baijiahao, Haokan, Xiaodu and certain other products or services. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” There is no guarantee that the courts will accept our defenses and rule in our favor. If there is a successful claim of infringement, we may be required to discontinue the infringing activities, pay substantial fines and damages and enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation by third parties and/or negative publicity alleging our intellectual property infringement could have an adverse effect on our business, reputation, financial condition or results of operations. To address the risks relating to intellectual property infringement, we may have to substantially modify, limit or terminate some of our search services. Any such change could materially affect user experience and in turn have an adverse impact on our business.

Our strategy of investments and acquiring complementary businesses and assets may fail.

As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic investments and acquisitions of businesses and assets that complement our existing business and help us execute our growth strategies. For example, we invested in Trip.com Group Limited.

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

•

regulatory hurdles and compliance risks, including the anti-monopoly and competition laws, rules and regulations of Chinese mainland and other jurisdictions and the enhanced compliance requirement for outbound acquisitions and investment under the laws and regulations of Chinese mainland;

•

in the case of acquisitions of businesses or assets outside of China, the need to integrate operations across different business cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries;

•	potential fair value changes, which impact our profits; and

•	potential significant losses incurred by the investee companies, which could have a material adverse impact on our investment returns.

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

We are required by privacy and data protection laws in Chinese mainland and other jurisdictions, including, without limitation, the PRC Cybersecurity Law and the PRC Data Security Law, to ensure the confidentiality, integrity and availability of the information of our users, customers, third-party agents, content providers and Baidu Union partners, and other data, which is also essential to maintaining their confidence in our online products and services.

In recent years, the PRC government authorities have increasingly focused on safeguarding information and data security. The PRC Cybersecurity Law provides that network operators must fulfill their obligations to safeguard network security during the course of conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities and maintain the integrity, confidentiality and usability of network data. Pursuant to the Regulations on Protection of Critical Information Infrastructure, which became effective in September 2021, critical information infrastructure means any important network facilities or information systems of the important industry or field, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. If a company is designated as a critical information infrastructure operator, it must comply with specific obligations mandated by applicable cybersecurity laws and regulations, which include, among others, that any personal information and important data collected and generated in operations within Chinese mainland must be stored within the territory of Chinese mainland. However, these PRC laws and regulations relating to cybersecurity are relatively new, and the applicable scope of these laws and regulations, including the applicable scope of “critical information infrastructure” under the current regulatory regime, remains unclear and shall be subject to more interpretation from the competent government authorities.

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

The PRC Cybersecurity Law, the PRC Data Security Law, the PRC Personal Information Protection Law and the other related laws and regulations as mentioned above are constantly evolving, improving and will be subject to further interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the services we provide, the data we obtain and use may include information that is deemed as “personal information,” “network data” or “important data” under the relevant data privacy and protection laws and regulations. As such, we have implemented a series of measures to ensure that we comply with the laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. Although we believe that we have complied with such laws and regulations related to cybersecurity, data privacy and personal information protection in all material aspects, the measures we have implemented could still be deemed insufficient, improper, or even invasive of user privacy by the government authorities, which may result in penalties, including fines, suspension of business activities, restrictions on new user registrations (even temporarily) and revocation of licenses. Consequently, our reputation and results of operations could be materially and adversely affected. In addition, the activities of third parties such as our customers and business partners are beyond our control. If our business partners violate the laws and regulations relating to cybersecurity, data privacy and personal information protection, or fail to fully comply with the service agreements with us, or if any of our employees fails to comply with our internal control measures and misuse the information, we may be subject to penalties and other legal liabilities. As part of the efforts by the CAC and other regulators to enhance data protection, a wide number of apps and companies have been reprimanded since the first half of 2021, including certain Baidu apps. We have updated the apps and are committed to keeping our apps fully compliant with the requirements of the CAC. Nevertheless, due to the rapidly evolving regulatory requirements, we still cannot guarantee you that we will not be subject to more similar rectification requests from the government authorities or that we will fully comply with all applicable rules and regulations at all times. In addition, as the enforcement regime with regard to cybersecurity, data security, data privacy and personal information protection has been evolving and PRC regulators have been increasingly focusing on regulation in these areas, some of our business operations, in particular our cloud services, may be subject to enhanced oversight and scrutiny. As a result, we may be involved with enquiries, claims, complaints or other administrative actions from time to time, which are subject to the uncertainties associated with the evolving legislative activities and varied local enforcement practices. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations or to take prompt rectification actions as required by the enforcement authorities, any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential users and customers from using our products or services and subject us to fines, damages and rectification, which could have a material adverse effect on our business and results of operations.

Besides the evolving regulatory requirements on cybersecurity and data privacy in Chinese mainland, there are also a number of legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. For instance, on February 28, 2024, the Biden administration issued an executive order titled “Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern.” This executive order aims to prohibit and restrict the transfer of substantial quantities of personal data belonging to U.S. individuals, as well as certain data pertaining to the U.S. government, to countries of concern, including China. The types of personal data of U.S. citizens that fall under the purview of this executive order encompass, but are not limited to, biometric identifiers, human genomic information, and confidential health and financial records, subject to bulk collection thresholds that range from one hundred to one million. On December 27, 2024, the U.S. Department of Justice issued a final rule implementing this executive order. The final rule implements a regulatory framework that protects bulk U.S. sensitive personal data and government-related data from countries of concern, including China, and prohibits or restricts U.S. persons from engaging in certain data transactions concerning such data with countries of concern and their covered persons. On April 24, 2024, President Biden signed into law the “Protecting Americans’ Data from Foreign Adversaries Act of 2024”, created similar prohibitions and restrictions, and mandated the Federal Trade Commission to enforce the Act. Our data practices may be deemed inconsistent with new laws or regulations concerning data protection and transfer, or the interpretation and application of existing laws or regulations concerning data protection and transfer, which are often uncertain and in flux. Furthermore, any legal or regulatory challenge to our business partner’s following such rules could also harm our business relationships, or negatively impact our operations and reputation. Even if we are not the direct target of an enforcement action, such challenges against our partners could have an adverse effect on our business. The introduction of new products or other actions that we may take may subject us to additional laws, regulations or other government scrutiny. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. For example, if new laws and regulations promulgated in the future impose restrictions on selling demographically targeted advertising, it could increase our cost and the complexity to provide such services such that we may become less attractive to online advertising customers. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services.

Any failure or perceived failure by us to prevent information security breaches or to comply with data security and privacy policies or related legal obligations, or any compromise of security that results in the unauthorized use, release or transfer of personally identifiable information or other data, could cause our users to lose trust in us and expose us to legal claims or penalties. Any perception by the public that privacy of user information or data security are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of our products and services generally. We expect that these areas will be subject to greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services in the ordinary course of our business operations, and we have cooperated and will keep cooperating in the future with the competent regulators in these respects. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

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

Our technologies and business methods, including those relating to our P4P platform, may be subject to third-party claims or rights that limit or prevent their use. We applied for certain patents in Chinese mainland for our P4P platform, but some of our applications were rejected on the ground that they are not patentable. Certain companies have been granted patents in the United States relating to P4P platforms and similar business methods and related technologies. While we believe that we are not subject to U.S. patent laws since we conduct our business operations primarily in Chinese mainland, we cannot assure you that U.S. patent laws would not be applicable to our business operations, or that holders of patents relating to a P4P platform would not seek to enforce such patents against us in the United States or Chinese mainland.

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

We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. The protection of intellectual property rights in Chinese mainland may not be as effective as those in the United States or other jurisdictions. The steps we have taken may be inadequate to prevent the misappropriation of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us. Moreover, unauthorized use of our technology could enable our competitors to offer products and services that compete with ours, which could harm our business and competitive position. We have in the past resorted to litigation to enforce our intellectual property rights, and may have to do so from time to time in the future. There is no guarantee that the competent courts will accept our claims and rule in our favor. Such litigation may result in substantial costs and diversion of resources and management attention.

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

Our performance and future success depend on the talents and efforts of highly skilled individuals. We will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization and business operations. Competition for qualified employees in the industries we operate in is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. As competitions in our industries intensify, it may be more difficult for us to hire, motivate and retain highly skilled personnel. In the event that we undertake workforce restructuring, we may face human resource challenges, including compensation-related costs such as employee severance costs, potential disputes or arbitration claims from affected employees, decreased employee morale, loss of institutional knowledge, disruption to ongoing projects, and increased difficulty in retaining remaining key talent. Such actions could also lead to reputational harm, making it harder to attract qualified personnel in the future. Moreover, such actions may not achieve the desired cost-saving or operational goals and may reoccur under certain circumstances. In general, if we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively. In certain emerging industry, such as autonomous driving, foundation models and generative AI, many players with sufficient funds would heavily devote their resources to compete for talents with us. To keep our competitiveness and market position, we would need to, among others, recruit, train and retain our key talents and employees, in particular research and development personnel. If we fail to do so, we may lag behind with respect to the ever-emerging and cutting-edge technologies in the emerging industry, and our prospects in such industry would be ultimately harmed.

We are exposed to significant downward adjustments or impairments in the market values of our investments, which may materially affect our financial results. And the change in the fair value of our exchangeable bonds may also materially affect our financial results.

As part of our business strategy, we have investments in both private and public companies. Fair values of these investments can be negatively impacted by fluctuations in the share prices of public companies we own, the fair value of private companies we own, liquidity, credit deterioration or losses, financial results, foreign exchange rates, changes in interest rates, or other factors. For equity investments without readily determinable fair value and do not qualify for the net asset value practical expedient of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity investments with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in earnings. The impairment and change of equity investments’ fair value could result in significant fluctuation of our financial condition and operating results. Our trading investments and exchangeable bonds are measured at fair value. Significant declines in the fair value of our trading investments would reduce the value of our investment and result in fair value losses. While significant increases in the fair value of our exchangeable bonds would increase our liabilities and could materially and adversely affect our financial condition and operating results.

For example, we have recognized impairment charges on our long-term investments from 2023 to 2025 due to the impact of regulatory and competitive environment of the industries, circumstances of our invested companies and other factors. We may still suffer significant impairment loss or downward adjustments of our investments in the future, due to deterioration in global economic conditions or escalation of geopolitical conflicts or other factors. The carrying amounts of short-term investments, net, long-term investments, net, and long-term time deposits and held-to-maturity investments as of December 31, 2025 were RMB90.7 billion (US$13.0 billion), RMB44.9 billion (US$6.4 billion) and RMB123.9 billion (US$17.7 billion), respectively. The value or liquidity of our investments could decline and result in a material impairment, which could materially adversely affect our financial condition and operating results.

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

Our expansion into new geographical areas and jurisdictions involves new risks and challenges associated with new markets. For example, as of February 2026, Apollo Go’s global footprint reached 26 cities. We face challenges, including obtaining permit to conduct test driving and further, commercial operation, of our intelligent driving services in these new geographical areas and jurisdictions. We may also need to adjust our pricing policies to adapt to local economic condition. Furthermore, our expansion into international markets will require us to respond timely and effectively to rapid changes in market conditions in the relevant countries and regions. Our success in international expansion partially depends on our ability to succeed in different legal, regulatory, economic, environmental, social, and political conditions which we have little control over. Our business operations in new geographical areas and jurisdictions may be disrupted by changes in local laws, regulations and policies. We cannot assure that we will be able to execute on our business strategy or that our product and service offerings will be successful in such markets.

Our indebtedness could adversely affect our financial condition and our ability to obtain additional capital on reasonable terms when necessary.

As of December 31, 2025, we had an aggregate of RMB 89.5 billion (US$ 12.8 billion) of outstanding indebtedness (including loans, convertible senior notes and notes payable), which will mature between 2026 and 2035, which include RMB14.8 billion (US$ 2.1 billion) of outstanding indebtedness of iQIYI. On April 2, 2021, we entered into a five-year term and revolving facilities agreement with a group of 22 arrangers, pursuant to which we are entitled to borrow US$3.0 billion with a term of five years and we have drawn down US$2.0 billion (RMB14.0 billion) loan under the facility commitment. In 2024, we canceled US$1.0 billion unused revolving loan lines under the facility commitment. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” We may incur additional indebtedness in the future. Our current and future debt requires us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows, raise additional capital and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.

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

iQIYI, our controlled subsidiary listed on the Nasdaq Global Select Market, had experienced a working capital deficit as of December 31, 2023, 2024 and 2025. There is no assurance that iQIYI will be able to improve its working capital position and achieve working capital surplus, although iQIYI will take actions to manage its working capital. In December 2022, iQIYI issued US$500 million convertible senior notes due January 2028 to PAGAC IV-1 (Cayman) Limited, PAG Pegasus Fund LP and/or their affiliates, collectively referred to as PAG in this annual report. In February 2023, iQIYI issued to PAG an additional US$50 million principal amount of such notes upon its exercise to subscribe for additional notes in full. In January 2023, iQIYI completed a registered follow-on public offering of iQIYI’s ordinary shares in the form of ADSs and received net proceeds of US$500 million in aggregate. In March 2023, iQIYI completed an offering of US$600 million in aggregate principal amount of 6.50% convertible senior notes due March 2028, or the iQIYI 2028 Convertible Notes. In February 2025, iQIYI completed an offering of US$350 million in aggregate principal amount of 4.625% convertible senior notes due March 2030, or the iQIYI 2030 Convertible Notes. There can be no assurance that iQIYI will be able to raise additional equity or debt financing on terms that are acceptable to iQIYI in the future. Any failure to do so as and when necessary could materially adversely affect iQIYI’s liquidity, results of operations, financial condition and ability to operate. In addition, when iQIYI obtains additional financing by issuing and selling additional equity or equity-linked securities, such as convertible bonds, our interest in iQIYI will be diluted.

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

The operation of an internet video streaming platform requires significant and continuous investment in content and technology. Producing high-quality original content is costly and time-consuming and will typically take a long period of time to realize returns on investment, if at all. To date, iQIYI has financed its operations primarily with net cash generated from financing activities such as placements of shares, convertible senior notes and asset-based securities, bank loans, and the proceeds from its initial public offering and offering of securities. In order to implement its growth strategies, iQIYI will incur additional capital in the future to cover, among others, costs to produce and license content. iQIYI may need to obtain additional financing, including equity offerings or debt financing, to fund the operation and expansion of business. iQIYI’s ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including those relating to:

•	iQIYI’s future business development, financial condition and results of operations;

•	general market conditions for financing activities by companies in iQIYI’s industry; and

•	macro-economic and other conditions in Chinese mainland and elsewhere.

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

•

Chinese mainland’s regulations or government actions pertaining to activities on the internet, including various forms of entertainment, online payment and activities otherwise affecting our online marketing customers, and those relating to the products and services we provide;

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

We are closely monitoring potential changes in U.S. trade policy and assessing the potential impact of these and other trade policy changes on our business operations and financial performance. For example, since early 2025, the U.S. has implemented significant changes to U.S. trade policy with China, including by imposing additional tariffs on Chinese imports. There remains considerable uncertainty regarding future tariff rates and the trajectory of U.S.-China trade relations. The continued tensions and the prospect of escalating tariffs could potentially impact the Chinese economy. While cross-border business is not a primary area of focus for us, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, the competitive position of our products, or prevent us from selling products in certain countries. If any new tariffs, legislation and/or regulations are implemented, existing trade agreements are renegotiated or, in particular, the U.S. government takes further actions due to ongoing U.S.-China trade tensions, such changes could have an adverse effect on our business, financial condition, and results of operations.

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

While a substantial majority of our business is conducted in Chinese mainland, policies like these may deter U.S. users from accessing and/or using our search engine, apps and other products in the United States, which could adversely impact our user experience and reputation. Similarly, India has, since 2020, permanently banned a large number of apps, many of which are China-based (including our apps), based on national security concerns and escalating regional political and trade tensions. Such government measures, and potential subsequent developments, are beyond our control, and could have a negative effect on our business.

Likewise, we are monitoring policies in the United States aimed at restricting the export of items and technology subject to U.S. jurisdiction to Chinese companies. The United States and various foreign governments have imposed license requirements and restrictions on the export of technologies and products to China, or voiced the intention to do so. For instance, since 2022, the United States has imposed increasingly strict export control measures relating to exports of semiconductors to China. In October 2023, BIS promulgated two new rules that expanded export controls to cover a broader array of advanced semiconductors and semiconductor manufacturing equipment. The rules also introduced end-use controls for any company headquartered in China or whose ultimate parent is headquartered in China, and established new licensing requirements for additional countries. Similarly, in January 2025, BIS released an interim final rule that established licensing requirements for the export of advanced computing integrated circuits that facilitate advanced artificial intelligence (AI) research and development, as well as certain AI model technology. The rule prohibits the export of such items to any company headquartered in China or whose ultimate parent is located in China. These measures also restrict the ability of U.S. persons to provide “support” for semiconductor manufacturing and related activities in China and may seriously affect the ability of Chinese companies to purchase or obtain certain semiconductor manufacturing equipment or advanced chips. We have invested significant resources in the research and development of AI technology and expect this element to be a driver for our future growth. However, the introduction of a series of export control measures in recent years could potentially impose limitations on our access to advanced semiconductor technologies, which may hinder the process of the research and development of our AI technology and capabilities. In particular, these procurement limitations also directly threaten the competitiveness and reliability of our cloud services. If we are unable to procure sufficient quantities of chips with advanced semiconductors due to export controls, we may face significant challenges, including capacity constraints, increased costs and reduced performance. As a result, our future business, operating results, and our financial performance may be materially and adversely affected.

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

In addition, on September 29, 2025, the U.S. Department of Commerce’s Bureau of Industry and Security (BIS) issued an immediately effective interim final rule that, among others, extends Entity List and Military End-User List restrictions to entities that are 50% or more owned, directly or indirectly, by parties designated on those lists. This rule is currently suspended for one year. If implemented, these measures are expected to have significant impact on the targeted countries, markets and/or entities, making compliance more complicated and time-consuming and increasing the risk of inadvertent omissions.

Measures such as these could deter suppliers in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. As a result, Chinese companies may have to identify and secure alternative supplies or sources of financing, which they may not be able to do so in a timely manner and at commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions, with parties in the United States and other countries that impose export controls or other restrictions. Like other Chinese companies, our business, financial condition and results of operations could be adversely affected as a result.

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

We rely on Baidu Union partners for a significant portion of our revenue. If we fail to retain existing Baidu Union partners or attract additional members, our revenue growth and profitability may be adversely affected.

We pay Baidu Union partners a portion of our revenue as we leverage traffic of the Baidu Union partners’ internet properties. Some of Baidu Union partners, however, may compete with us in one or more areas of our business. Therefore, they may decide in the future to terminate their relationships with us. If Baidu Union partners decide to use a competitor’s or their own internet search services, or if our competitors offer more attractive prices to bid for union traffic, our user traffic may decline, which may adversely affect our revenue. If we fail to attract additional Baidu Union partners, our revenue growth may be adversely affected. In addition, if we have to share a larger portion of our revenue to retain existing Baidu Union partners or attract additional partners, our profitability may be adversely affected.

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

Impairment of long-lived assets and goodwill could adversely affect our financial condition and results of operations.

In 2025, we recorded impairment of long-lived assets of RMB16.2 billion (US$2.3 billion). The assessment of potential impairment requires management to make estimates and assumptions, including revenue growth rates and discount rate. These estimates involve significant judgment and are subject to inherent uncertainties. Should actual results or market conditions differ from these assumptions in future periods, whether due to changes in macroeconomic conditions, increased competition, adverse regulatory developments, changes in business strategy, or shifts in technology that render certain assets less valuable, additional material impairment charges may be recorded, which could materially adversely affect our financial condition and results of operations.

We also carry a significant amount of goodwill on our balance sheet. We recorded goodwill of RMB36.8 billion (US$5.3 billion) as of December 31, 2025. Although no goodwill impairment was recorded as of December 31, 2025, future events or changes in circumstances—such as deterioration in our operating performance, increased competitive pressures, or the occurrence of other adverse conditions—could result in an impairment charge. Furthermore, the conditions that gave rise to the recent long-lived asset impairment could similarly lead to a future impairment of goodwill. Any future impairment of goodwill could materially and adversely affect our financial condition and results of operations.

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

If we fail to detect fraudulent click-throughs, our customers’ confidence in us could be damaged and our revenue could decline.

We are exposed to the risk of click-through fraud on our paid search results. Click-through fraud occurs when a person clicks paid search results for a reason other than to view the underlying content of search results. Although our anti-spam algorithms and tools can identify and respond to spam web pages quickly and effectively and thus capture and prevent some fraudulent click-throughs, there is no assurance that our anti-spam technology is able to detect and stop all fraudulent click-throughs. If we fail to detect fraudulent clicks or otherwise are unable to prevent this fraudulent activity, the affected customers may experience a reduced return on investment in our online marketing services and lose confidence in the effectiveness of our services, and we may issue refunds to our customers. If this happens, we may be unable to retain existing customers or attract new customers for our online marketing services, and our online marketing revenue could decline. In addition, affected customers may also file legal actions against us claiming that we have over-charged or failed to refund them. Any such claims or similar claims, regardless of their merits, could be time-consuming and costly for us to defend against and could also adversely affect our brand and our customers’ confidence in the effectiveness of our services. We experienced a number of incidents involving fraudulent click-throughs in recent years. Although the amount of revenue involved in these incidents was immaterial, such cases of fraudulent click-throughs, if occurring on a large-scale and widespread manner, may damage the reputation of our search ecosystem.

The successful operation of our business depends upon the performance and reliability of the internet infrastructure and fixed telecommunications networks in China.

Our business depends on the performance and reliability of the internet infrastructure in China. Almost all access to the internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the PRC Ministry of Industry and Information Technology, or the MIIT. In addition, the national networks in Chinese mainland are connected to the internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the internet. It is unpredictable whether a more sophisticated internet infrastructure will be developed in Chinese mainland. We may not have access to alternative networks in the event of disruptions, failures or other problems with Chinese mainland’s internet infrastructure. In addition, the internet infrastructure in Chinese mainland may not support the demands associated with continued growth in internet usage.

We rely heavily on China Telecommunications Corporation, China United Network Communications Group Company Limited, and China Mobile Communications Corporation to provide us with network services and data center hosting services. We have entered into contracts with various local branches or subsidiaries of China Telecommunications Corporation, China United Network Communications Group Company Limited and China Mobile Communications Corporation to obtain data communications capacity. We have limited access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of these companies, or if these companies otherwise fail to provide the services. Any unscheduled service interruption could damage our reputation and result in a decrease in our revenue. Furthermore, we have no control over the costs of the services provided by these telecommunication companies. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be adversely affected. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may harm our revenue.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2025. However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our Class A ordinary shares and ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

Termination or other changes of related party transactions in the ordinary course of business may have an adverse impact on our results of operations and financial performance.

Certain parties with which we transact may be deemed as our related parties by virtual of our equity interests in or significant influence over them. We have entered into transactions with these related parties in the ordinary course of business such as providing online marketing services and/or others to them. In 2023, 2024 and 2025, we had related party transactions of RMB4.5 billion, RMB2.7 billion and RMB2.1 billion (US$301 million) in aggregate, respectively, in connection with online marketing services and others provided to related parties in our ordinary course of business. Please refer to “Item 7. Major Shareholders and Related Party Transactions” for more details. However, such related party transactions may discontinue in the future for a variety of reasons, such as the development status of relevant business or our relationship with the relevant parties. For example, a party may cease to be our related party, when we strategically dispose of our equity interests or otherwise cease to have significant influence over it, and such change in relationship may adversely affect our transactions and other business collaboration with the party. In addition, if we later on acquire a controlling stake in a related party or otherwise consolidate its results into our consolidated financial statements, our transactions with such party will no longer be related party transactions, and will not contribute to our financial results on a consolidated basis. Although we do not rely on these related party transactions, such change in relationship and/or transactions with related parties may have an adverse impact on our results of operations and financial performance. We have also made loans to certain of our related parties. Please refer to “Item 7. Major Shareholders and Related Party Transactions” for more details. There can be no assurance that these loans will be repaid in full or in a timely manner. Any failure by these related parties to meet their repayment obligations could result in partial or total losses, which may adversely affect our financial condition and results of operations.

We may have exposure to greater than anticipated tax liabilities.

We are subject to enterprise income tax, value-added tax and other taxes in many provinces and cities in Chinese mainland and our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. For example, if our P4P service is classified as a form of advertisement distribution service, we may be required to pay a cultural business construction fee. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation.” In addition, if this classification of P4P services were to be retroactively applied, we might be subject to sanctions, including payment of delinquent fees and fines for the revenues generated from our P4P services prior to the classification. Moreover, under the PRC Enterprise Income Tax Law, or the EIT Law, the PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. Particularly, pursuant to the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures issued by the State Administration of Tax in March 2017, if a Chinese mainland enterprise makes an outbound payment to its overseas related party which undertakes no functions, bears no risks or has no substantial operation or activities and such payment is inconsistent with arm’s-length principles, the tax authorities may carry out a special tax adjustment based on the full amount deducted prior to tax. Although we believe all our related party transactions, including all payments by our Chinese mainland subsidiaries and the variable interest entities to our non-Chinese mainland entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Furthermore, due to shifting economic and political conditions, tax policies and laws, tax rates in various jurisdictions may be subject to significant changes in ways that could impair our financial results. Various jurisdictions around the world have enacted or are considering enacting digital services taxes, which could lead to inconsistent and potentially overlapping international tax regimes applicable to highly-digitalized businesses. In 2021, the Organization for Economic Cooperation and Development announced an Inclusive Framework on Base Erosion and Profit Shifting including Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15%. Subsequently, multiple sets of administrative guidance have been issued. Various tax jurisdictions have either enacted legislation to adopt certain components of the Pillar Two Model Rules beginning in 2024 with the adoption of additional components in later years or announced their plans to enact such legislation in future years. We will continue to evaluate the impact of such legislative initiatives in the tax jurisdictions we operate in. There are uncertainties on the rules and implementations and there is no guarantee that this will not affect our financial results.

In addition, our Chinese mainland subsidiaries and the variable interest entities providing advertising services are exempted from cultural business construction fee for 2020 and 2021 and enjoy a 50% reduction of cultural business construction fee from January 1, 2022 to December 31, 2025. The 50% reduction is currently extended to December 31, 2027, and there is no assurance that the 50% reduction will continue after 2027.

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

We have purchased insurance to cover certain liabilities, properties, product quality and employees in connection with certain aspects of our businesses. However, we only have limited business liability or disruption insurance coverage for our operations in Chinese mainland. Any business disruption may result in our incurring substantial costs and the diversion of our resources.

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

Risks Related to Our Corporate Structure

Laws and regulations of Chinese mainland governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in the laws and regulations of Chinese mainland or changes in interpretations thereof may materially and adversely affect our business.

Current laws and regulations of Chinese mainland place certain restrictions and conditions on foreign ownership of certain areas of businesses. For example, pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multiparty communications, store-and-forward and call centers). In addition, foreign investors are prohibited from investing in companies engaged in internet culture businesses (except for music) and radio and television program production businesses.

We and our Chinese mainland subsidiaries are still considered foreign persons or foreign-invested enterprises under the laws related to foreign investment of Chinese mainland. As a result, we and our Chinese mainland subsidiaries are subject to legal restrictions on or conditions for foreign ownership of various industries, including the aforementioned ones. Due to these restrictions and conditions, we operate our platform and conduct business in certain restricted or prohibited industries in Chinese mainland through the variable interest entities. As all the nominee shareholders of the variable interest entities are either citizens of Chinese mainland or domestic enterprises in Chinese mainland, these entities are therefore considered as domestic enterprises under the laws of Chinese mainland. The “nominee shareholders” refer to those shareholders who have entered into exclusive equity purchase and transfer option agreements and equity pledge agreements with us as part of the contractual arrangements. Our contractual arrangements with the variable interest entities and the nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance. These contractual arrangements demonstrate our ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the variable interest entities. In 2023, 2024 and 2025, we derived 45%, 44% and 50% of our external revenues from the variable interest entities, respectively.

However, our company is a Cayman Islands holding company with no equity ownership in the variable interest entities and we conduct our operations in Chinese mainland through (i) our Chinese mainland subsidiaries and (ii) the variable interest entities with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the variable interest entities in Chinese mainland but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with Chinese mainland’s regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Baidu, Inc. may not be able to repay our indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the variable interest entities. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

There are substantial uncertainties regarding the interpretation, application and change of the laws and regulations of Chinese mainland, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with the variable interest entities, including but not limited to Baidu Netcom and the nominee shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. The application and interpretation of new laws and regulations that affect existing and proposed future businesses may also have retroactive effect. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our business and our reputation.

Although we believe we, our Chinese mainland subsidiaries and the variable interest entities comply with current laws and regulations of Chinese mainland, we cannot assure you that the PRC government would agree that our contractual arrangements comply with the licensing, registration or other regulatory requirements of Chinese mainland, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has discretion in determining rectifiable or punitive measures for non-compliance with or violations of the laws and regulations of Chinese mainland. If the PRC government determines that we or the variable interest entities do not comply with applicable law, it could revoke the variable interest entities’ business and operating licenses, require the variable interest entities to discontinue or restrict the variable interest entities’ operations, restrict the variable interest entities’ right to collect revenues, block the variable interest entities’ websites, require the variable interest entities to restructure their operations, impose additional conditions or requirements with which the variable interest entities may not be able to comply, impose restrictions on the variable interest entities’ business operations or on their customers, or take other regulatory or enforcement actions against the variable interest entities that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the variable interest entities’ business operations or restrict the variable interest entities from conducting a substantial portion of their business operations, which could materially and adversely affect the variable interest entities’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the variable interest entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the variable interest entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

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

Our contractual arrangements with the variable interest entities in Chinese mainland and the individual nominee shareholders may not be as effective in providing control over these entities as direct ownership.

Since the laws of Chinese mainland restrict or impose conditions on foreign equity ownership in, among other areas, the internet content services, value-added telecommunication-based services, internet map services, online audio and video services and mobile application distribution companies in Chinese mainland, we operate our platform and conduct these businesses through the variable interest entities in Chinese mainland. We have no equity interest in any of these entities and must rely on contractual arrangements to control and operate the businesses and assets held by the variable interest entities, including the domain names and trademarks that have been transferred from our subsidiaries to the variable interest entities in accordance with requirements of the laws of Chinese mainland. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, the variable interest entities and the individual nominee shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business, such as using the domain names and trademarks our subsidiaries have transferred to them or maintaining our platform, in an acceptable manner or taking other actions that are detrimental to our interests. If the variable interest entities or the individual nominee shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under the laws of Chinese mainland, including contract remedies, which may not be sufficient or effective. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of the variable interest entities, and we may lose control over the assets owned by the variable interest entities, including our baidu.com domain name and website, and any other domain names and websites we have access to may not attract a large number of users and customers at the same level as baidu.com. As a result, our ability to conduct our business may be materially and adversely affected, and we may not be able to consolidate the financial results of the relevant variable interest entities into our consolidated financial statements in accordance with U.S. GAAP, which may materially and adversely affect our results of operations and damage our reputation. In addition, we have entered into similar contractual arrangements with other consolidated affiliated entities and their nominee shareholders in other jurisdictions. Similar to the potential risks associated with the contractual arrangement in the Chinese mainland, the effectiveness and enforceability of such contractual arrangements may also be subject to the laws and precedents of the respective jurisdictions.

Our contractual arrangements with the variable interest entities in Chinese mainland may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between our subsidiaries and each of the variable interest entities in Chinese mainland, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between our subsidiaries and these variable interest entities were not on an arm’s-length basis and therefore constituted a favorable transfer pricing. Under the EIT Law, an enterprise must submit its annual tax return together with information on related-party transactions to the PRC tax authorities. The PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. For example, the PRC tax authorities could request that the variable interest entities adjust their taxable income upward for PRC tax purposes. Such adjustment could adversely affect us by increasing the variable interest entities’ tax expenses without reducing our subsidiaries’ tax expenses, which could subject the variable interest entities to interest due on late payments and other penalties for under-payment of taxes.

The individual nominee shareholders of the variable interest entities may have potential conflicts of interest with us, which may adversely affect our business. We do not have any arrangements in place to address such potential conflicts.

We have designated individuals who are PRC nationals to be the nominee shareholders of the variable interest entities in Chinese mainland. For example, Robin Yanhong Li, our chairman, chief executive officer and co-founder, is also the principal nominee shareholder of Baidu Netcom, which is the principal variable interest entity.

Although the individual nominee shareholders are contractually obligated to act in good faith and in our best interest, they may still have potential conflicts of interest with us. For example, some individual nominee shareholders of the variable interest entities do not have a significant equity stake in our company other than the share options granted to them. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, cause the variable interest entities to breach or refuse to renew, the existing contractual arrangements with us. Currently, we do not have any arrangements to address potential conflicts of interest between these individuals and our company, except that we could exercise our transfer option under the exclusive equity purchase and transfer option agreement with the relevant individual nominee shareholder to request him/her to transfer all of his/her equity ownership in the relevant variable interest entity to a Chinese mainland entity or individual designated by us. We rely on Mr. Robin Yanhong Li, who is also a director of our company, to abide by the Cayman Islands law, which provides that directors owe a fiduciary duty to the company, those who are also directors of our certain offshore subsidiaries to abide by the laws of the jurisdiction in which such offshore subsidiaries are established, which provides that directors owe a fiduciary duty to the company, and those who are also directors or officers of our Chinese mainland subsidiaries to abide by the laws of Chinese mainland, which provides that directors and officers owe a fiduciary duty to the company. Such fiduciary duty requires directors and/or officers to act in good faith and in the best interests of the company and not to use their positions for personal gains. There are, however, no specific provisions under the Cayman Islands law or the laws of Chinese mainland on how to address potential conflicts of interest. If we cannot resolve any conflict of interest or dispute between us and the individual nominee shareholders of the variable interest entities, we would have to rely on legal proceedings, which could disrupt our business, distract management and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may be unable to collect long-term loans to the nominee shareholders of the variable interest entities in Chinese mainland.

As of December 31, 2025, we have made long-term loans in an aggregate principal amount of RMB19.6 billion (US$2.8 billion) to the nominee shareholders of the variable interest entities. We extended these loans to enable the nominee shareholders to fund the capitalization of these entities. We may in the future provide additional loans to the nominee shareholders of the variable interest entities in Chinese mainland in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans will depend on the profitability of these variable interest entities and their operational needs, which are uncertain. As of the date of this annual report, we do not have any repayment schedule with respect to such loans to the nominee shareholders of the variable interest entities.

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

If the chops of our Chinese mainland subsidiaries and the variable interest entities are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In Chinese mainland, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in Chinese mainland is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our Chinese mainland subsidiaries and the variable interest entities are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and operations.

Most of our business operations are conducted in Chinese mainland. Accordingly, our business, results of operations, financial condition and prospects are affected by economic, political and social conditions in China generally and by continued economic growth in China as a whole.

As a developing country, China’s economy differs from the economies of most developed countries in many respects, including level of development, growth rate, control of foreign exchange and allocation of resources. In recent decades, the PRC government has implemented a series of reform measures, including among others, emphasizing the utilization of market forces for economic reform and the establishment of improved corporate governance in business enterprises. Meanwhile, a considerable portion of productive assets in Chinese mainland is still owned by the government. In addition, the PRC government also plays a certain role in regulating industry development and has extensive influence over China’s economic growth through allocating resources, foreign exchange control, and setting monetary and fiscal policy.

Although Chinese mainland’s economy has grown significantly in the past decades, growth has been uneven, both geographically and among various sectors of the economy. Some of the government measures aim to benefit the overall Chinese economy, but may unexpectedly have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Some of the stimulus measures designed to boost the Chinese economy may unexpectedly cause higher inflation, which could adversely affect our results of operations and financial condition. For example, certain costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, restricted cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

We conduct our business primarily through our subsidiaries and the variable interest entities in Chinese mainland. Our operations in Chinese mainland are governed by the laws and regulations of Chinese mainland. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in Chinese mainland. As a civil law jurisdiction, the legal system of Chinese mainland is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

The laws and regulations of Chinese mainland have significantly enhanced the protections afforded to various forms of foreign investments in Chinese mainland for the past decades. However, because certain laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.

Furthermore, the legal system of Chinese mainland is based in part on government policies and Chinese mainland is geographically large and divided into various provinces and municipalities. As such, different regulations and policies may have different and varying applications and interpretations in different parts of Chinese mainland, and it is possible that we may not be aware in a timely manner that we have been identified to be in violation of these policies and rules until sometime after the occurrence of the violation. In addition, certain administrative and court proceedings in Chinese mainland may result in substantial costs and diversion of resources and management attention.

PRC government has complex regulatory requirements on the conduct of our business and it has recently promulgated certain regulations and rules to exert more oversight over offerings that are conducted overseas and/ or foreign investment in Chinese mainland-based issuers. Such action could significantly limit or hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

We may be adversely affected by the complexity, uncertainties and changes in the regulations of internet, artificial intelligence and related business and companies in Chinese mainland.

The PRC government regulates the internet and related industry extensively, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are rapidly developing and evolving, and thus their interpretation and enforcement, and under certain circumstances, the compliance requirements still involve significant uncertainties. For example, we only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunications services in Chinese mainland, including online information services.

The licensing requirements relating to the internet business in Chinese mainland are uncertain and evolving. This means that permits, licenses or operations at some of our Chinese mainland subsidiaries and the variable interest entities may be subject to challenge, or we may not be able to obtain or renew certain permits or licenses, including, without limitation, several Value-Added Telecommunication Business Operating Licenses, which are issued by the MIIT or local branches of the MIIT, an Internet News License, which is issued by the CAC, a Short Messaging Service Access Code Certificate, which is issued by the MIIT, several Online Audio/Video Program Transmission Licenses, which are issued by the State Administration of Press, Publication, Radio, Film and Television (the corresponding regulatory body currently known as National Radio and Television Administration, or the NRTA), several Radio and Television Program Production Licenses, which are issued by the local bureaus of the NRTA, a Surveying and Mapping Qualification Certificate for internet map services, which is issued by the National Administration of Surveying, Mapping and Geo-information, several Internet Culture Business Permits, which are issued by the local bureaus of the then Ministry of Culture, or the Ministry of Culture and Tourism which has replaced the Ministry of Culture, a Publication Business Operating License, which is issued by the local bureau of the State Administration of Press, Publication, Radio, Film and Television or the National Press and Publication Administration, a Filing Certificate for Internet Drug and Medical Devices Information Services or the Filing Certificate for Internet Drug Information Services, which is issued by provincial branch of the State Food and Drug Administration (the corresponding regulatory body currently known as the National Medical Products Administration), a Human Resource Services License, which is issued by the local bureau of the Ministry of Human Resources and Social Security, a Filing Certificate for the Business of Category II Medical Devices, which is issued by Haidian Branch of Beijing Administration for Market Regulation, a Registration Certificate for Medical Devices, which is issued by Beijing Medical Products Administration, several Filing Certificate for Sales of Pre-Packaged Foods, which are issued by the local branches of the SAMR, a Medicine Business License, which is issued by Guangdong Medical Products Administration, several Filing Certificates for the Publication Online Transaction Platform, which are issued by local branches of the National Press and Publication Administration, an Internet Domain Name Services License, which is issued by Beijing Communications Administration, a Medical Device Operation License, which is issued by Guangzhou Administration for Market Regulation, a Filing Certificate for Third-Party Platform Provider of Online Trading Service for Drugs, which is issued by Beijing Medical Products Administration, a Filing Certificate for Third-Party Platform Provider of Online Trading Service for Medical Devices, which is issued by Beijing Medical Products Administration, the Practice Licenses of Medical Institutions, which are issued by the local competent government authorities of Yinchuan and Hainan, an Internet Religious Information Service License, which is issued by Beijing Ethnic and Religious Affairs Commission, a Filing Information Form of Third Party Platform Providers of Online Food Trading, which is issued by Beijing Medical Products Administration, a Filing Certificate for Customs Clearance and several Filing Certificates of a Consignee or Consignor of Imported or Exported Goods, which are issued by the local branches of the relevant local Customs, a Foreign-Related Investigation License, which is issued by the National Bureau of Statistics, several Filing Certificates of Used Motor Vehicle Business Operators, which are issued by the local branches of the MOFCOM, several Online Taxi-Hailing Operation Licenses and several permits for road testing, demonstration application and/or commercial operation of autonomous driving vehicles, which are issued by the local competent administrations in certain cities in Chinese mainland. Violation of the laws and regulations governing these licenses, approvals, filings or qualifications may result in penalties and even suspension or revocation of the licenses, approvals, filings or qualifications. Failure to obtain, maintain or renew these permits and licenses may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

We provide value-added telecommunications services through the variable interest entities, which hold the required licenses. In July 2006, the MIIT issued the Notice of the Ministry of Industry and Information Technology on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in Chinese mainland. According to this notice, either the holder of a Value-Added Telecommunication Business Operating License or its shareholders must directly own the domain names and trademarks used by the license holder in its provision of value-added telecommunications services. The major variable interest entities hold the necessary assets that are material to the operation of our business, including domain names, personnel, facilities and most of our intellectual property rights.

As we enter into new businesses, we may encounter additional regulatory uncertainties. For example, the current legal framework of Chinese mainland on autonomous cars or autonomous driving is constantly evolving. Pursuant to the local rules and regulations in various cities including Beijing, Shanghai, Chongqing, Guangzhou, Wuhan and other cities, any entity intending to conduct a road testing, demonstration application of autonomous driving vehicles and/or commercial operations in these cities must file an application for road testing, demonstration application and/or commercial operations with a designated local agency supervising road testing, operation and commercialization of autonomous vehicles in these cities. It also remains uncertain what additional compliance requirements we need to meet in order to undertake a road testing, operation and commercialization of our autonomous driving cars in other locations in Chinese mainland. Baidu has received the remote driving road test permit in Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Wuhan, Chengdu, Nanjing, Hainan, Xiong’an, Suzhou and certain other cities or regions. It has also achieved the qualification for remote driving commercialization demonstration, allowing it to carry out fully driverless pilot commercialization in Wuhan, Chongqing, Beijing, Shenzhen, Shanghai, Hainan, Xiong’an and other cites or regions. There is no guarantee that the road testing, demonstration application and/or commercial operations of our autonomous driving cars in other locations fully complies with local laws and regulations. If our road testing, demonstration application and/or commercial operations are deemed by local enforcement authority as a violation of the applicable traffic and transportation laws, in addition to being warned or fined according to the laws and regulations on road traffic safety, we may also have to suspend the road testing, the demonstration application and/or commercial operations, which may result in that the progress of our research and development of autonomous cars will be adversely affected and our revenue from driverless ride-hailing services will decline. On January 30, 2026, eight departments including the MIIT issued the Guidelines on Automotive Data Outbound Transfer Security (2026 Edition), which took effect on the same date. The guidelines stipulate that in the autonomous driving scenario, algorithm files, source code, and algorithm parameters shall be classified as important data if they meet certain criteria. Automotive data processors are required, in accordance with the guidelines, to identify which automotive data shall undergo a security assessment for outbound transfer, enter into a standard contract for personal information outbound transfer, or obtain personal information outbound transfer certification. Where a data security assessment is required, automotive data processors shall submit the application through a legal entity established within Chinese mainland. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Information Security.” Given that the guidelines are relatively new, their implementation in practice will be subject to further interpretation by the competent authorities. We will continue to monitor the requirements of the competent authorities; and undertake internal efforts to identify important data in accordance with these guidelines. Failure to complete the necessary security assessment for outbound transfer of important data as determined and required by the guidelines may negatively impact the stability of our business operations abroad. Furthermore, if we fail to comply with the provisions of the guidelines, we may face penalties imposed by the competent authorities. In addition, we also engage in generative AI business which is a new business area in Chinese mainland. The regulatory and legal framework on generative AI is evolving rapidly and may not sufficiently cover all aspects of the research, development and application of generative AI in Chinese mainland. The PRC government authorities have gradually accelerated the pace of legislation for generative AI related technologies including algorithm recommendation and deep synthesis in recent years. Since the end of 2021, PRC government authorities have released a series of regulations on generative AI. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Artificial Intelligence—Regulations on Generative AI.” However, since some of such laws and regulations are still relatively new and significant uncertainties exist with respect to the interpretation and implementation of such laws and regulations, we cannot assure whether we will be able to comply with the requirements of such laws and regulations in a timely manner or at all. If we are unable to obtain the necessary approvals or if we have any dispute with any third party relating to intellectual property or data security, our business operation may be adversely affected.

The interpretation and application of existing laws, regulations and policies and possible new laws, regulations or policies of Chinese mainland relating to the internet industry and artificial intelligence have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in Chinese mainland, including our business.

Any failure to meet the PRC government’s complex regulatory requirements on our business operation could have a material adverse effect on our operations and the value of our securities.

We conduct our business primarily through the variable interest entities and the variable interest entities’ subsidiaries in Chinese mainland. The PRC government has significant oversight over the conduct of our business according to the laws and regulations of Chinese mainland. However, since the PRC legal system continues to rapidly evolve and many laws and regulations are relatively new, the interpretation and enforcement of these laws, regulations and rules involve uncertainties. Any failure to meet the PRC government’s complex regulatory requirements due to such uncertainties could have a material adverse effect on our operation and/or the value of our listed securities. Also, the PRC government has recently promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, which emphasize the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by Chinese mainland-based companies. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Filing Rules, domestic companies that seek to offer or list their securities in an overseas market, whether directly or indirectly, are required to fulfill a filing procedure and report relevant information to the CSRC. On December 28, 2021, the CAC issued the Cybersecurity Review Measures, which require that network platform operators holding over one million users’ personal information are required to apply for a cybersecurity review with the Cybersecurity Review Office before any public offering in a foreign country. On September 24, 2024, the State Council also issued the Regulations on the Network Data Security, which provide that where network data processors carry out network data processing activities that have affected or may affect national security, they shall undergo a national security review in accordance with the relevant laws and regulations. Since the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, the Filing Rules, the Cybersecurity Review Measures, and the Regulations on the Network Data Security are relatively new and remain unclear on how they will be interpreted, amended and implemented by the PRC government authorities, it remains uncertain whether we can obtain the specific regulatory approvals from, and complete the required filings with the CSRC, CAC or any other PRC government authorities for our future securities offering in a timely basis or at all. If we are unable to obtain such approvals or complete such filings, or such approvals or filings are rescinded even if obtained, our ability to continue to offer securities to investors will be significantly limited or completely hindered and the value of such securities may be significantly declined. In addition, implementation of industry-wide regulations directly targeting our operations could result in adverse effect on the value of our securities. Therefore, investors of our company and our business face potential uncertainty if we fail to meet the PRC government’s regulatory requirements on our operation.

Any failure or perceived failure by us to comply with the enacted Guidelines to Anti-Monopoly in the Field of Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law. The SAMR was formed in March 2018 to take over, among other things, the anti-monopoly enforcement functions from other government authorities, and has since then continued to strengthen anti-monopoly enforcement. In November 2021, the National Anti-monopoly Bureau was inaugurated by the State Council, which aims to further implement the fair competition policies, and strengthen anti-monopoly supervision in Chinese mainland, especially to strengthen oversight and law enforcement in areas involving platform economy, innovation, science and technology, information security and people’s livelihood.

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

Due to the enhanced enforcement of and tightened regulatory requirements under the Amended Anti-Monopoly Law, we may receive greater scrutiny and attention from regulators and more frequent and stringent investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. In addition, there are significant uncertainties on the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in Chinese mainland. We may have to spend more resources and time evaluating and managing these risks and challenges in connection with our products and services as well as our investments in our ordinary business course to avoid any failure to comply with these regulations. Any failure or perceived failure by us to comply with the enacted Guidelines to Anti-Monopoly in the Field of Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations.

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

In July 2025, the Ministry of Commerce and the Ministry of Technology jointly promulgated the amended Catalog of Technologies Prohibited or Restricted from Export of the PRC, which superseded the No. 57 Announcement in 2023 on Adjusting and Promulgating the Catalogue of Technologies Prohibited or Restricted from Export of the PRC and provided that certain technologies on interactive interface of AI, voice recognition and speech synthesis which are specially used in Chinese and minority languages in the PRC and personalized information push service technology based on data analysis could be restricted for export from Chinese mainland without approval. According to the Administrative Measures on the Import and Export of Technologies of the PRC, which were revised by the State Council in November 2020, if we would like to conduct any type of cross-border technology service or cooperation involving certain AI technologies which are or may be (subject to determination by the government authority) restricted from export, we would be required to apply for approval from the provincial competent commercial department before entering into any substantial stage of negotiation or execution of any technology export contract. If and after such contract is executed, we must apply for an export certificate and such contract would only come into effect after the competent commercial department has granted us the permit. Such process may be time consuming and there is no guarantee that such permit would always be granted, which could negatively affect our potential cross-border technology service or cooperation.

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

There are uncertainties associated with the laws and regulations of Chinese mainland on virtual assets, and therefore it is not clear what liabilities, if any, we may have relating to the loss of virtual assets by our users.

While participating on our platform, our users may acquire, purchase and accumulate certain virtual assets, such as gifts or certain statuses and privileges. Such virtual assets can be important to users and have monetary value and, in some cases, can be cashed to actual money. However, virtual assets may become lost for various reasons, often through unauthorized use of the account of one user by other users and occasionally through data loss caused by delays in network service, network crashes or hacking activities. Currently, since the legislation of Chinese mainland on virtual assets are still developing and evolving, uncertainties still exist as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of a platform would have any liability, whether in contract, tort or otherwise, to users or other interested parties, for loss of such virtual assets. Some judgments of the courts of Chinese mainland ordered certain online platform operators liable for losses of virtual assets by platform users, and have ordered online platform operators to restore the lost virtual items to users or pay damages and losses. In case of a loss of virtual assets, we may be sued by our users and held liable for losses, which may negatively affect our reputation, business, financial condition, results of operations and prospects. We have been involved in virtual items related lawsuits in the past, and we cannot assure you that such lawsuits will not be brought against us again in the future.

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementation regulations and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On January 1, 2020, the PRC Foreign Investment Law and the Regulations for Implementation of the PRC Foreign Investment Law came into effect and replaced the trio of prior laws regulating foreign investment in Chinese mainland, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law and its implementation regulations embody an expected regulatory trend of Chinese mainland to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, there are still uncertainties in relation to the interpretation and implementation of the PRC Foreign Investment Law and its implementation regulations. For instance, under the PRC Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted in Chinese mainland by foreign individuals, enterprises or other entities. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the laws and regulations of Chinese mainland. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all.

If any of the variable interest entities were deemed as foreign invested enterprise under any such future laws, administrative regulations or provisions and any of our business were included in any negative list or other form of restrictions on foreign investment, we may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on our business, financial condition, result of operations and prospects. If we or any of the variable interest entities is found to be in violation of any existing or future laws, administrative regulations or provisions of Chinese mainland, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take corresponding action regarding such violations or failures to such entities, such as:

•	order to immediately terminate prohibited investment activities and to take certain measures to return to the pre-investment status;

•	order to rectify within prescribed period and to take necessary measures to comply with such laws, administrative regulations or provisions;

•	revocation of such entities’ business licenses and/or operating licenses;

•	shutting down of our website, or discontinuance or restriction on any transactions between certain of our Chinese mainland subsidiaries with them;

•

fines, confiscation of the income from our Chinese mainland subsidiaries or the variable interest entities, or other requirements with which we or the variable interest entities may not be able to comply;

•

order to restructure our ownership structure, corporate governance and business operations, including terminating the contractual arrangements with the variable interest entities and deregistering the equity pledges of the variable interest entities, which in turn would affect our ability to consolidate, derive economic interests from, or impose control over the variable interest entities; or

•

restriction or prohibition on our use of the proceeds of any financing outside Chinese mainland to finance our business operations in Chinese mainland, and other regulatory or enforcement actions that could be harmful to our business.

Any of the above penalties may result in a material and adverse effect on our business operation. In addition, if the PRC regulatory authorities were to find our legal structure and contractual arrangements to be in violation of any laws, administrative regulations or provisions of Chinese mainland, we are uncertain what impact of above PRC regulatory authorities’ actions would have on us and our ability to consolidate the variable interest entities in the consolidated financial statement. If any of these regulatory actions result in us losing our right to direct the activities of the variable interest entities or to receive substantially all the economic benefits and residual returns from the variable interest entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the variable interest entities in the consolidated financial statements. Any of the above results, or any other significant unfavorable actions that might be imposed on us in this event, would have an adverse effect on our business, financial condition, results of operations and prospects. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

It may be difficult for overseas regulators to conduct investigation or collect evidence within Chinese mainland.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in Chinese mainland. For example, in Chinese mainland, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside Chinese mainland. Although the authorities in Chinese mainland may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of Chinese mainland. While detailed interpretation of or implementation rules under this Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within Chinese mainland may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs and Class A Ordinary Shares—Certain judgments obtained against us by our shareholders may not be enforceable.” for risks associated with investing in us as a Cayman Islands company.

We may be subject to liability for information displayed on or linked to our websites or mobile apps and negative publicity in international media, and our business may be adversely affected as a result.

The PRC government has adopted regulations governing internet access and distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates the laws and regulations of Chinese mainland, impairs the national dignity of China, contains terrorism or extremism content, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses and the closure of the concerned websites. In the past, failure to comply with these requirements has resulted in the closure of certain websites. The website operator may also be held liable for the information displayed on or linked to the website or the mobile apps.

In particular, the MIIT has published regulations that subject website operators to potential liability for content displayed on their websites or mobile apps and the actions of users and others using their systems, including liability for violations of the laws and regulations of Chinese mainland prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking state secrets or failing to meet the regulations relating to the protection of state secrets in the dissemination of online information. Furthermore, we are required to report any suspicious content to the government authorities, and to undergo computer security inspections. If we fail to implement the relevant safeguards against security breaches, our websites may be shut down and our business and ICP licenses may be revoked. In addition, the CAC has, from time to time, also issued rules enhancing the internet service provider’s obligations to monitor information displayed on its information platform and prevent dissemination of illegal contents. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Value-Added Telecommunications Services and Internet Content Services—Regulations on Content.”

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

Although we attempt to monitor the content in our search results, mobile apps, online communities such as Baidu Post, we are not able to control or restrict the content of other internet content providers linked to or accessible through our websites, mobile apps, or content generated or placed on our Baidu Post message boards, mini programs, or our other online communities by our users. To the extent that PRC regulatory authorities find any content displayed on our websites or mobile apps illegal, they may require us to limit or eliminate the dissemination of such information on our websites or mobile apps. To the extent that PRC regulatory authorities find any content displayed on our websites or mobile apps objectionable, they may suggest that we limit or eliminate the dissemination of such information on our websites or mobile apps. If third-party websites linked to or accessible through our websites or mini programs accessible through our mobile apps conduct unlawful activities such as online gambling, PRC regulatory authorities may require us to report such unlawful activities to the authorities and to remove the links to such websites or mobile apps, or they may suspend or shut down the operation of these third-party websites. PRC regulatory authorities may also temporarily block access to certain websites or mobile apps for a period of time for reasons beyond our control. Any of these actions may reduce our user traffic and adversely affect our business. In addition, we have been and may be subject to penalties in the future for violations of those regulations arising from information displayed on or linked to our websites or mobile apps, including a suspension or shutdown of our online operations. Although we make our best efforts to closely monitor and filter the contents displayed and disseminated on our Baidu App and other products, we cannot assure you that incidents of similar type would not take place in the future. Moreover, our compliance with Chinese mainland’s regulations governing internet access and distribution of news and other information over the internet may subject us to negative publicity or even legal actions outside of Chinese mainland.

Discontinuation of any of the preferential income tax treatments currently available to us in Chinese mainland could have a material and adverse effect on our result of operations and financial condition.

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

A number of our Chinese mainland subsidiaries and the variable interest entities are entitled to enjoy a preferential tax rate of 15% due to their qualification as “High and New Technology Enterprise,” which are subject to renewal every three years. If any or some of these Chinese mainland subsidiaries and variable interest entities fail to maintain the “High and New Technology Enterprise” qualification, their applicable enterprise income tax rate will increase to 25%. Certain of our Chinese mainland subsidiaries and the variable interest entities enjoy a 200% super deduction for eligible research and development expenses. However, there is no assurance that the 200% super deduction preferential policy will continue in the future.

Discontinuation of any of the above-mentioned preferential income tax treatments currently available to us in Chinese mainland could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

If our Chinese mainland subsidiaries declare and distribute dividends to their respective offshore parent companies, we will be required to pay more taxes, which could have a material and adverse effect on our result of operations.

Under the EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our Chinese mainland subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with Chinese mainland that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The British Virgin Islands, where Baidu Holdings Limited, the sole shareholder of certain of our Chinese mainland subsidiaries such as Baidu Online, is incorporated, does not have such a tax treaty with Chinese mainland. Hong Kong has a tax arrangement with Chinese mainland that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise owns at least 25% of the Chinese mainland enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, Baidu (Hong Kong) Limited, which directly owns our Chinese mainland subsidiaries Baidu China and Baidu Times, is incorporated in Hong Kong.

However, if Baidu (Hong Kong) Limited is not considered to be a Hong Kong tax resident enterprise or the beneficial owner of dividends paid or to be paid to it by Baidu China and Baidu Times under the tax circulars promulgated in February 2009 and 2018, such dividends would be subject to withholding tax at a rate of 10% which would result in additional tax expenses for us. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—Chinese Mainland Enterprise Income Tax.” If our Chinese mainland subsidiaries further declare and distribute profits earned after January 1, 2008 to us in the future, such payments will be subject to withholding tax, which will further increase our tax liability and reduce the amount of cash available to our company.

We may be deemed a Chinese mainland resident enterprise under the EIT Law, which could subject us to Chinese mainland’s taxation on our global income, and which may have a material and adverse effect on our results of operations.

Under the EIT Law and related regulations, an enterprise established outside of Chinese mainland with “de facto management body” within Chinese mainland is considered a Chinese mainland resident enterprise and is subject to enterprise income tax at the rate of 25% on its worldwide income as well as PRC enterprise income tax reporting obligations. The related regulations define the term “de facto management body” as “the establishment that exercises substantial and overall management and control over the production, business, personnel, accounts and properties of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the basis of de facto management bodies, issued on April 22, 2009 and further amended on December 29, 2017, or the SAT Circular 82, in April 2009, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled overseas-incorporated enterprise is located in Chinese mainland. The State Administration of Taxation issued additional rules to provide more guidance on the implementation of SAT Circular 82 in July 2011, and issued an amendment to SAT Circular 82 delegating the authority to its provincial branches to determine whether a Chinese-controlled overseas-incorporated enterprise should be considered a Chinese mainland resident enterprise, in January 2014. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—Chinese Mainland Enterprise Income Tax.” Although the SAT Circular 82, the additional guidance and amendment apply only to overseas registered enterprises controlled by Chinese mainland enterprises, not to those controlled by Chinese mainland individuals or foreigners, the criteria set forth in SAT Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by enterprises or individuals of Chinese mainland. If we are deemed a Chinese mainland resident enterprise, we may be subject to enterprise income tax at 25% on our global income, except that the dividends we receive from our Chinese mainland subsidiaries may be exempt from enterprise income tax to the extent such dividends are deemed as “dividends among qualified Chinese mainland resident enterprises.” If we are deemed a Chinese mainland resident enterprise and earn income other than dividends from our Chinese mainland subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the tax laws of Chinese mainland, dividends payable by us and gains on the disposition of our shares or ADSs may be subject to Chinese mainland taxation.

If we are considered a Chinese mainland resident enterprise under the EIT Law, our shareholders and ADS holders who are deemed non-resident enterprises may be subject to enterprise income tax at the rate of 10% upon the dividends payable by us or upon any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from Chinese mainland; provided that (i) such foreign enterprise investor has no establishment or premises in Chinese mainland, or (ii) it has establishment or premises in Chinese mainland but its income derived from Chinese mainland has no real connection with such establishment or premises. If we are required under the EIT Law to withhold Chinese mainland income tax on our dividends payable to our non-Chinese mainland resident enterprise shareholders and ADS holders, or if any gains realized from the transfer of our shares or ADSs by our non-Chinese mainland resident enterprise shareholders and ADS holders are subject to enterprise income tax, your investment in our shares or ADSs could be materially and adversely affected.

Furthermore, if we are considered a Chinese mainland resident enterprise and the PRC tax authorities consider dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within Chinese mainland, it is possible that such dividends and gains earned by non-resident individuals may be subject to Chinese mainland individual income tax at a rate of 20%. If we are required under the tax laws of Chinese mainland to withhold Chinese mainland income tax on dividends payable to our non-Chinese mainland investors that are non-resident individuals or if you are required to pay Chinese mainland income tax on the transfer of our shares or ADSs, the value of your investment in our shares or ADSs may be materially and adversely affected.

Our subsidiaries and the variable interest entities in Chinese mainland are subject to restrictions on paying dividends and making other payments to our holding company.

Baidu, Inc. is our holding company incorporated in the Cayman Islands. As a result of the holding company structure, it currently relies on dividend payments from our subsidiaries in Chinese mainland. However, the regulations of Chinese mainland currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and the variable interest entities in Chinese mainland are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of foreign currencies out of Chinese mainland. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “—Governmental control of currency conversion may affect the value of your investment.” Furthermore, if our subsidiaries or the variable interest entities in Chinese mainland incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If our subsidiaries and the variable interest entities in Chinese mainland are unable to pay dividends or make other payments to us, we may be unable to pay dividends on our ordinary shares and ADSs.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of foreign currency out of Chinese mainland. We receive most of our revenue in RMB. Under our current structure, our income at the Cayman Islands holding company level will primarily be derived from dividend payments from our Chinese mainland subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our mainland subsidiaries and the variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing foreign exchange regulations of Chinese mainland, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of Chinese mainland to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders or ADS holders.

Chinese mainland’s regulation of loans to and direct investment in entities in Chinese mainland by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our Chinese mainland subsidiaries, the variable interest entities and certain related parties, or making additional capital contributions to our Chinese mainland subsidiaries, which could adversely affect our ability to fund and expand our business.

Baidu, Inc. is our offshore holding company conducting operations in Chinese mainland through our Chinese mainland subsidiaries and the variable interest entities. We may make loans to our Chinese mainland subsidiaries and the variable interest entities, or we may make additional capital contributions to our Chinese mainland subsidiaries. Loans by Baidu, Inc. or any of our offshore subsidiaries to our Chinese mainland subsidiaries, which are treated as foreign-invested enterprises under the laws of Chinese mainland, or to the variable interest entities are subject to the regulations and foreign exchange loan registrations of Chinese mainland. Such loans to any of our Chinese mainland subsidiaries and the variable interest entities to finance their activities cannot exceed a statutory upper limit and must be filed with SAFE through the online filing system of SAFE pursuant to the applicable regulations of Chinese mainland. We may also decide to finance our Chinese mainland subsidiaries by means of capital contributions, in which case the Chinese mainland subsidiary is required to register the details of the capital contribution with the local branch of SAMR and submit a report on the capital contribution via the online enterprise registration system to the Ministry of Commerce. Meanwhile, we are not likely to finance the activities of the variable interest entities by means of capital contributions given the Chinese mainland’s legal restrictions on foreign ownership of internet content services, value-added telecommunication-based services, internet map services, online audio and video services and mobile application distribution businesses.

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

In light of the various requirements imposed by the regulations of Chinese mainland on loans to and direct investment in entities in Chinese mainland by offshore holding companies, including SAFE Rules and Circulars referred to above, we cannot assure you that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to existing and future loans by us to our Chinese mainland subsidiaries, the variable interest entities and certain related parties or additional capital contributions by us to our Chinese mainland subsidiaries, and conversion of such loans or capital contributions into RMB. If we fail to complete such registrations or filings, our ability to capitalize or otherwise fund our operations in Chinese mainland may be negatively affected, which could adversely affect our ability to fund and expand our business.

Chinese mainland’s regulations relating to the establishment of offshore special purpose companies by domestic residents may limit our ability to inject capital into our Chinese mainland subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37. SAFE Circular No. 37 requires domestic residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such domestic residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the domestic residents in the offshore special purpose vehicles or domestic companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a domestic resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by domestic individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are Chinese mainland domestic residents do not complete their registration with the local SAFE branches, the Chinese mainland subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its Chinese mainland subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under the laws of Chinese mainland for evasion of applicable foreign exchange restrictions. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which became effective on June 1, 2015. In accordance with this notice, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

In addition, our shareholders who are entities in Chinese mainland must complete their overseas direct investment filings according to applicable laws and regulations regarding the overseas direct investment by such entities, including certificates, filings or registrations with the Ministry of Commerce and the NDRC, or the local branch of the Ministry of Commerce and the NDRC based on the investment amount, invested industry or other factors thereof, and should also update or apply for amendment in respect to the certificates, filings or registrations in the event of any significant changes with respect to the offshore investment.

We have notified holders of ordinary shares of our company whom we know are domestic residents of Chinese mainland to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. We are aware that Mr. Robin Yanhong Li, our chairman, chief executive officer and principal shareholder, who is a domestic resident of Chinese mainland, has registered, and updated such registration when required, with the local SAFE branch. We, however, cannot provide any assurances that all of our shareholders or ADS holders who are domestic residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our domestic resident shareholders to comply with the registration procedures or other applicable regulations of Chinese mainland may subject the domestic resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our Chinese mainland subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company.

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

Failure to comply with Chinese mainland’s regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the plan participants in Chinese mainland or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing the earlier rules promulgated in March 2007. Under the notices, domestic residents of Chinese mainland who are granted stock options by an overseas publicly listed company are required, through a domestic agent or domestic subsidiary in Chinese mainland of such overseas publicly listed company, to register with the SAFE and complete certain other procedures. We and our domestic resident employees who have been granted stock options are subject to these regulations. We have designated our Chinese mainland subsidiary Baidu Online to handle the registration and other procedures required by the notices. However, if we or our domestic optionees fail to comply with these regulations on a timely basis, we or our domestic optionees and their local employers may be subject to fines and legal sanctions.

Chinese mainland’s regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in Chinese mainland.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in August 2006 and amended in June 2009, among other things, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011 specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that the competent PRC government authorities may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions and investment in Chinese mainland, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, according to the Anti-Monopoly Law, as amended, the SAMR should be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. We may grow our business in part by directly acquiring complementary businesses in Chinese mainland. Complying with the requirements of the laws and regulations mentioned above and other regulations of Chinese mainland to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

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

The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the laws of Chinese mainland, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in Chinese mainland and controlled by Domestic persons or entities of Chinese mainland to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in Chinese mainland, restrictions or limitations on our ability to pay dividends outside of Chinese mainland, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by Chinese mainland-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by Chinese mainland-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which took effect on March 31, 2023. The Filing Rules establish a new filing-based regime to regulate overseas offerings of stocks, depository receipts, convertible corporate bond, or other equity securities, and overseas listing of these securities for trading, by domestic companies. According to the Filing Rules, domestic companies that directly or indirectly offer or list their securities in an overseas market should file with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) any of the revenue, profits, total assets or net assets of such domestic company in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of its business operations are conducted in Chinese mainland or its principal place of business is located in the Chinese mainland, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the Chinese mainland. According to the Filing Rules, the issuer or its affiliated domestic company, as the case may be, must file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, a listed company like us is required to submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines to the relevant domestic companies, and a warning and fines on the controlling shareholder, the actual controller and other responsible persons. The Filing Rules also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises and additional reporting obligations for listed companies in the case of material changes. For more details of the Filing Rules, please refer to “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Overseas Offering and Listing.”

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that any additional approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in Chinese mainland, limit our ability to pay dividends outside of Chinese mainland, limit our operating privileges in Chinese mainland, delay or restrict the repatriation of the proceeds from our offshore offerings into Chinese mainland or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if any regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in Chinese mainland, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong, and our auditor was subject to that determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, and subsequently for the fiscal years ended December 31, 2023 and 2024 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our Class A ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and Class A ordinary shares are fully fungible, we cannot assure your that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Our revenues and costs are mostly denominated in RMB. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, repaying our U.S. dollar denominated notes or other payment obligations or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported, regardless of any underlying change in our business or results of operations, as RMB is our reporting currency. For example, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, our reporting currency, and foreign exchange losses reported in earnings for certain RMB denominated loans that overseas entities borrowed from our entities in Chinese mainland. Conversely, a depreciation of RMB against the U.S. dollar would result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated notes and other indebtedness into RMB. Moreover, a significant depreciation of the RMB against the U.S. dollar may significantly reduce our earnings translated in the U.S. dollars, which in turn could adversely affect the price of our ADSs.

In 2025, we entered into some hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by the exchange control regulations of Chinese mainland that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

We face uncertainties with respect to indirect transfers of equity interests in Chinese mainland resident enterprises by their non-Chinese mainland holding companies. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

In February 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7. Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the entity in Chinese mainland which directly owned the taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the Chinese mainland tax resident enterprise and other properties in Chinese mainland. As a result, gains derived from such indirect transfer may be subject to Chinese mainland enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a Chinese mainland resident enterprise. However, Public Notice 7 provides safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to Public Notice 7 and SAT Bulletin 37, both the transferor and the transferee may be subject to penalties under the tax laws of Chinese mainland if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-Chinese mainland resident enterprises, or sale or purchase of shares in other non-Chinese mainland resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Public Notice 7 and SAT Bulletin 37. For the transfer of shares in our company by investors that are non-Chinese mainland resident enterprises, our Chinese mainland subsidiaries may be requested to assist in the filing under Public Notice 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with Public Notice 7 and SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars. The PRC tax authorities have the discretion under Public Notice 7 and SAT Bulletin 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Public Notice 7 and SAT Bulletin 37, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We have made acquisitions in the past and may conduct additional acquisitions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

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

Our board of director have authorized a few share repurchase programs in recent years, one of which were not fully consummated:

•

In the first quarter of 2026, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$5.0 billion of our ADSs or shares, effective until December 31, 2028.

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

You may need to rely on price appreciation of our Class A ordinary shares and/or ADSs for return on your investment.

Although our board adopted a dividend policy in the first quarter of 2026 and currently expects to declare an initial dividend in 2026, our board has complete discretion as to whether and when to distribute dividends. The timing, amount, form, and declaration of any dividend remain subject to, among other things, our financial performance, capital requirements and surplus, prevailing market conditions, distributions from subsidiaries, contractual restrictions, and other factors the board may deem relevant. Moreover, our dividend policy is subject to change at any time at the discretion of our board, and there can be no assurance that we will not adjust or terminate our dividend policy in the future.

In addition, while our shareholders may by ordinary resolution declare a dividend, no dividend may exceed the amount recommended by our board. In either case, the declaration of dividend will be subject to our memorandum and articles of association and certain restrictions under Cayman Islands law.

Accordingly, shareholder returns, including in the form of share repurchase or dividend distribution, may fall short of your expectations, and you may need to rely on price appreciation of our Class A ordinary shares and/or ADSs for return on your investment. There is no guarantee that our Class A ordinary shares and/or ADSs will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares and/or ADSs. You may not realize a return on your investment in our Class A ordinary shares and/or ADSs and you may even lose your entire investment in our Class A ordinary shares and/or ADSs.

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

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of Class A ordinary shares that their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. In these cases, the depositary may decide not to distribute such property to holders of our ADSs.

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

We are incorporated in the Cayman Islands, and conduct most of our operations in Chinese mainland through our subsidiaries and the variable interest entities in Chinese mainland. A majority of our executive officers and directors do not reside in the United States or Hong Kong and some or all of the assets of these persons are not located in the United States or Hong Kong. As a result, it may not be possible to effect service of process within the United States, Hong Kong or elsewhere outside of Chinese mainland upon our executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws, Hong Kong laws or otherwise.

It may also be difficult or impossible for you to bring an action against us or against our directors and executive officers in the Cayman Islands or in Chinese mainland in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Chinese mainland may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers.

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

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. The courts of Chinese mainland may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between Chinese mainland and the country where the judgment is made or on principles of reciprocity between jurisdictions. Chinese mainland does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the courts of Chinese mainland will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of the laws of Chinese mainland or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court of Chinese mainland would enforce a judgment rendered by a court in the United States.

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

•

the sections of the U.S. Exchange Act requiring principal shareholders to file public reports of their stock ownership and trading activities and prescribing the short-swing profit recovery for principal shareholders, directors and officers; and

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

As a Cayman Islands exempted company listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the Companies Act (As Revised) of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We convened an extraordinary general meeting in December 2021 to revise our memorandum and articles of association, so that we are required to convene an annual general meeting each year. Accordingly, we held annual general meetings in June 2023, 2024 and 2025. If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were a PFIC for the taxable year ended December 31, 2025. However, no assurance can be given with respect to our PFIC status in the current taxable year or foreseeable taxable years, because the determination of whether we will be a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ordinary shares and/or ADSs may also cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ordinary shares and/or ADSs from time to time (which may be volatile). The composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we deploy significant amounts of cash and investments for active purposes, we may be less likely to be classified as a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined below) held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. U.S. Holders of our ADSs or ordinary shares are urged to consult their tax advisors concerning the United States federal income tax consequences regarding the impact of our classification as a PFIC. See “Item 10.E. Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

We are exposed to risks associated with any potential spin-off of one or more of our businesses. While we do not have any specific plans with respect to the timing or details of any potential spin-off listing as at the date of this annual report other than what has already been disclosed, we will continue to explore the ongoing financing requirements for our various businesses and may consider a spin-off listing on the Hong Kong Stock Exchange for one or more of those businesses. As of the date of this annual report, we have not identified any target for a potential spin-off other than what has already been disclosed, as a result we do not have any information relating to the identity of any spin-off target or any other details of any spin off and accordingly, there is no material omission of any information relating to any possible spin-off in this document. We cannot assure you that any spin-off will ultimately be consummated, and any such spin-off will be subject to market conditions at the time and approval by the listing committee of the Hong Kong Stock Exchange or other relevant regulatory authorities. In the event that we proceed with a spin-off, our company’s interest in the entity to be spun-off (and its corresponding contribution to the financial results of our company) will be reduced accordingly.

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

Since our inception, we have conducted our operations in Chinese mainland principally through Baidu Online, our wholly owned subsidiary in Beijing, China. Since June 2001, we also have conducted part of our operations in Chinese mainland through Baidu Netcom, a variable interest entity in Beijing, China, which holds the licenses and approvals necessary to operate our platform and provide internet content services, value-added telecommunication-based services, internet map services, online audio and video services and mobile application distribution businesses. In subsequent years, we have established additional subsidiaries inside and outside of Chinese mainland and assisted in establishing additional variable interest entities in Chinese mainland to conduct part of our operations.

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

We entered into definitive agreements with JOYY in November 2020, which were subsequently amended and supplemented, including in February 2021, to acquire YY Live, which includes the YY mobile app, the YY.com website and PC YY, among other things, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The closing of this acquisition was subject to certain conditions, including, among others, obtaining the necessary regulatory approvals from government authorities, and the share purchase agreement was subject to termination by either party if the closing did not occur by the long stop date. Despite our good faith efforts, the closing conditions provided for in the share purchase agreement had not been fully satisfied as of December 31, 2023, the long stop date. On January 1, 2024, we exercised our right to terminate the prior agreement in accordance with its terms. After negotiation with JOYY on next steps following the termination, Baidu (Hong Kong) Limited entered into new agreements on February 25, 2025 with JOYY to acquire, and acquired, YY Live for an aggregate price of approximately US$2.1 billion. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may not be able to achieve the anticipated benefits of our acquisition of YY Live, and face other risks associated with the acquisition and the operation of YY Live.”

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

We are in the midst of a broad-based platform shift driven by generative AI and foundation models that is set to revolutionize every industry. To capture this opportunity, we launched ERNIE Bot, our conversational AI bot powered by ERNIE, our in-house foundation model, in the first quarter of 2023. We have continued to expand the ERNIE family of models. In May 2023, we launched ERNIE 3.5, which served as the latest foundation model powering ERNIE Bot at that time. According to the International Data Corporation (IDC)’s latest report on the technological abilities of AI models, issued in July 2023, ERNIE 3.5 excelled in many areas, such as algorithm, industry coverage, developer tools and ecosystem. In October 2023, we launched ERNIE 4.0 (EB4), our most advanced foundation model at the time. EB4 is a GPT4-type of model, displaying human-level performance in understanding, content generation, complex reasoning and memory retention. These capabilities are crucial for developing AI-native applications and solutions. In June 2024, we launched ERNIE 4.0 Turbo, which provides superior capabilities for typical use cases and is designed to run faster and at lower cost compared to ERNIE 4.0. We have been using the ERNIE family of models to renovate our products and offerings in order to provide AI-native experiences. In 2025, we accelerated the pace of model iteration to meet the rapidly expanding adoption of AI across a broad range of application scenarios. In March 2025, we released ERNIE 4.5, our first flagship foundation model with multimodal capabilities, and ERNIE X1, our first reasoning model with best-in-class function calling, tackling complex problems with extended chains of thought. In April 2025, we further unveiled enhanced versions, ERNIE 4.5 Turbo and ERNIE X1 Turbo, delivering improved performance at significantly lower pricing. In November 2025, we unveiled ERNIE 5.0, our first native omni-modal foundation model. ERNIE 5.0 delivers strong performance across omni-modal understanding, creative writing, and instruction following. In January 2026, we released an updated version of ERNIE 5.0.

We are one of the very few companies in the world that offers a full AI stack of four layers, including cloud infrastructure, deep learning framework developed in-house, foundation models, and applications. Baidu AI Cloud was ranked the No.1 AI cloud provider for the sixth consecutive year, according to IDC’s 2024 report on China’s AI public cloud market, issued in July 2025.

We are the market leader in autonomous driving and we are the first recipient of driverless licenses in China and the U.S. In Chinese mainland, we have achieved 100% fully driverless operations in all cities where we operate, including Beijing, Shanghai, Shenzhen, Wuhan, Chengdu, Chongqing, Haikou and Sanya.

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

Over the past two decades, we have demonstrated a track record for long-term growth and strong profitability, which has enabled us to invest in a diversified portfolio of products and services with large market opportunities and further improve our long-term growth prospects. Through years of investment in research, AI chip design, developer community, patents and talent development, we are applying AI to innovative use cases and new monetization opportunities. Baidu General Business, our business excluding iQIYI, contributed over 70% of our revenue during 2023, 2024 and 2025. Baidu General Business mainly provides products and services in the following three key business areas:

•	Mobile Ecosystem: a portfolio of over one dozen apps, including Baidu App, ERNIE Bot, Haokan and Baidu Post, among others;

•

AI Cloud: including (i) AI Cloud Infrastructure, which comprises AI infrastructure and platform services serving enterprises and the public sector and (ii) AI Applications, which comprise AI-native or AI-powered product offerings addressing specific use cases for individuals and enterprises, such as our flagship software products, Baidu Wenku and Baidu Drive, and

•	Intelligent Driving & Other Growth Initiatives: consisting of intelligent driving, including Apollo Go autonomous ride-hailing services and DuerOS smart assistant.

At the core of our Mobile Ecosystem is Baidu App, which is the leading search-plus-feed app in China with a MAU of 679 million in December 2025. Unlike most mobile apps, which direct traffic to a closed ecosystem, Baidu App aggregates content and services from third-party apps and websites by means of our AI building blocks, and directs traffic to third-party content and service providers with native-app like experience. Baidu App continues to grow our huge offering of third-party content and services by leveraging our network partners of Baijiahao (BJH) Accounts, and Agents under an open-platform model. Our decade-long experience with AI and the development of a powerful knowledge graph allow us to match user intent with long-tail, third-party content and services on our open platform. Building on these capabilities, we also incorporated AI-generated content to further enrich our content offerings on Baidu App as we leverage AI to renovate our product and offerings.

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

Our AI Cloud includes two parts: (i) AI Cloud Infrastructure, and (ii) AI Applications. Our AI Cloud is differentiated by our early and strategic deployment across Baidu’s full-stack, end-to-end AI architecture, spanning infrastructure, frameworks, models and applications. This enables us to support enterprises and public sector customers at every stage of their AI journey, from model training and fine-tuning to AI-native application and agent development. Generative AI and foundation model have provided us with greater opportunities and strengthened our advantages in AI. Our cloud services cover various industries, including manufacturing, the public sector, energy and utilities, financial services, and internet/media.

Intelligent Driving & Other Growth Initiatives consists of promising businesses in development with huge market opportunities, and some are at early-stage commercialization with a growing customer base. We are a market leader in intelligent driving and smart devices, and we are pursuing these large growth opportunities by leveraging our unique AI capabilities, data insights and internally developed chips. Apollo Go provides autonomous ride-hailing service. As of February 2026, the accumulated rides provided to the public by Apollo Go exceeded 20 million. Since February 2025, Apollo Go has commenced fully driverless operations across all of its operating cities in the Chinese mainland. As of February 2026, Apollo Go operates in multiple cities in the Chinese mainland, including but not limited to Beijing, Shanghai, Shenzhen, Wuhan, Chengdu, Chongqing, Haikou and Sanya, all with fully driverless operations.

In Beijing, Apollo Go has begun to charge fees for the autonomous ride-hailing services on open roads since November 25, 2021, and was granted the permits to charge fees for the driverless ride-hailing services on public roads on July 20, 2022, with no safety operator behind the steering wheel. Apollo Go received Beijing’s first license to test vehicles with no driver or safety operator in the car on December 30, 2022, and has charged fees since August 10, 2023. In Chongqing, Apollo Go has begun to charge fees for the autonomous ride-hailing services on open roads since February 18, 2022, and started offering fully driverless ride-hailing services on open roads and started charging passengers for fully driverless ride-hailing services on open roads on August 8, 2022. In October 2024, Apollo Go achieved 100% fully driverless operations in Chongqing. In Wuhan, Apollo Go started offering fully driverless ride-hailing services on open roads and received the permits to collect fees from the passengers on August 8, 2022. On June 19, 2024, Apollo Go started offering 100% fully driverless operations in practically the entire Wuhan municipality. Apollo Go received permits to offer fully driverless ride-hailing services to the public in Shenzhen Pingshan in May 2023. In July 2023, Apollo Go was also granted permits to conduct fully driverless testing on open roads in Shanghai’s Pudong area. Furthermore, in November 2024, Apollo Go was granted permits to conduct autonomous driving testing on public roads in Hong Kong, making Apollo Go the first and only of its kind to receive robotaxi testing authorization in the region at the time. This marks Apollo Go’s first entry into a left-hand traffic market. In April 2025, Apollo Go obtained permission to conduct open-road testing with designated passengers in Hong Kong. The testing area was subsequently expanded to cover Tung Chung residential areas in June 2025, the Southern District in August 2025, to Kowloon and Kwun Tong in November 2025 and to Tsuen Wan in February 2026.

Beyond China, Apollo Go has begun expanding its autonomous driving presence into international markets. In March 2025, Apollo Go expanded into Dubai and Abu Dhabi. In May 2025, Apollo Go commenced open-road validation testing in Dubai. In August 2025, Apollo Go commenced open-road testing in designated areas in both Dubai and Abu Dhabi. In November 2025, Apollo Go deepened local cooperation in Abu Dhabi and received permits for fully driverless commercial operations. In early 2026, Apollo Go accelerated its global footprint across multiple markets. In the UK, Apollo Go advanced partnerships with Uber and Lyft to pilot autonomous vehicles in London. In Switzerland, Apollo Go initiated testing in St. Gallen. In the Middle East, Apollo Go officially launched fully autonomous ride-hailing services in Abu Dhabi with AutoGo, secured Dubai’s first fully driverless testing permit, and partnered with Uber to bring Apollo Go to the Uber platform in Dubai. In Asia, Apollo Go entered the South Korean market, starting with the Seoul metropolitan area.

To accelerate global expansion, Apollo Go has continued to explore new business models, including asset-light approaches, and has entered into multiple strategic partnerships. In July 2025, Apollo Go entered into a multi-year strategic partnership with Uber Technologies, Inc. to deploy thousands of Apollo Go’s fully autonomous vehicles on the Uber platform across multiple international markets, with initial deployments planned for Asia and the Middle East. In August 2025, Apollo Go entered into a strategic partnership with Lyft, Inc. to deploy fully autonomous vehicles across key European markets through the Lyft platform, starting with Germany and the United Kingdom. In October 2025, Apollo Go established a strategic partnership with PostBus, Switzerland’s leading public transport operator, to launch an on-demand autonomous mobility service.

As of February 2026, Apollo Go’s global footprint reached 26 cities.

Xiaodu ranked No.1 in smart display shipments in China for the first nine months of 2025, according to IDC. We believe these initiatives will strengthen our revenue drivers for long-term growth.

iQIYI produces, aggregates and distributes a wide variety of long-form videos. iQIYI’s content ecosystem is further enriched by a broad spectrum of mini and short dramas, as well as a diverse range of other videos. iQIYI’s extensive portfolio encompasses primarily iQIYI original content and licensed content.

We believe we have built a large and strong portfolio of products and services to give Baidu the scale necessary to invest heavily in technology, while optimizing our future for sustainable long-term growth. We derive significant synergies by incorporating the AI developed for search into other parts of our business. For example, large daily use of our visual search and voice search may be used to improve Apollo sensing capability and DuerOS multi-modal interaction capabilities.

Our operations are primarily conducted in Chinese mainland. For the year ended December 31, 2025, more than 96% of our group’s revenue were generated from Chinese mainland, and as of December 31, 2025, more than 73% of our group’s total assets were based in Chinese mainland.

Baidu General Business

Baidu General Business—Mobile Ecosystem

Baidu Mobile Ecosystem provides a platform for people to discover and consume information through search and feed and facilitate interaction and engagement among users, creators, service providers, and merchants, alike.

Products and Services for Users

Baidu App. Our flagship app enables users to access our search, feed, content and other services through mobile devices. Baidu App offers twin-engine search and feed functions that leverage our AI capabilities and deep user insight to offer users a compelling experience.

•

Baidu Search. Driven by advances in generative AI and foundation models, we accelerated the AI transformation of Baidu Search in 2025. Traditional link-based results are increasingly replaced by AI-generated, intelligent and multimodal-first answers that better match user intent. Users can interact with search through text, voice, images and video, enabling more natural and effective interaction. By October 2025, roughly 70% of mobile search result pages contained AI-generated content, reflecting the rapid progress of our AI search transformation.

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

•

ERNIE Bot. Our new AI-native product, serves as a versatile, multi-round conversational AI assistant on both PC and mobile. Starting from November 1, 2023, EB4 has been open to the public through ERNIE Bot at a subscription fee. This marks us as the first company in China to implement user charges, distinguishing us from other models in the market. Starting from April 1, 2025, as ERNIE models continued to advance and inference costs declined, ERNIE Bot became free for all users on both PC and mobile, allowing users to access the latest ERNIE models without charge.

•

Livestreaming. Our livestreaming services include live streaming and AI-powered digital human livestreaming. Our digital humans provide 24/7 availability and deliver greater realism, more natural interaction, and real-time engagement with viewers.

Products and Services for Partners

We attract numerous partners to our platform through our AI building blocks and Baidu Union, which help create opportunities for us to work with our partners in research and development and other business cooperation and establish long term business relationships.

AI Building Blocks. To help our partners grow their business and leverage their traffic more efficiently with AI-powered tools and capabilities, we offer Agents. We also offer BJH accounts to enable content providers to place their content on our publisher network and make their content searchable.

•

Baijiahao (BJH Accounts). Our publisher network aggregates articles, photos, short videos, live videos, and augmented reality clips from MCNs, media outlets, and other professional sources, for distribution through search, feed, and short video products.

•

Agents. Our AI-native online marketing innovation creates substantial value for advertisers through higher engagement, better lead conversion and stronger ROI. Our agents help advertisers effectively clarify user intent through intelligent multi-round conversations, and quickly find out the most relevant, high-quality sales leads. This ensures advertisers receive more precise and qualified leads compared with traditional approaches.

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

Our online marketing services enable the delivery of comprehensive, rich, and diversified marketing offerings to fulfill customer needs. Our online marketing services include P4P (pay for performance) services and others. We generate revenues primarily from the sale of P4P online marketing services and other marketing services to our customers.

P4P. Our P4P services allow customers to bid for priority placement of paid sponsored links and reach users who search for information related to their products or services. We charge our customers on a cost-per-click basis. Customers may choose to purchase search, feed and other online marketing services and have the option to set daily allowances. As our partners adopt Agents, some of them have begun to use these properties as their landing page, in lieu of their own mobile apps and websites.

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

Baidu General Business—AI Cloud

Our AI Cloud includes two parts: (i) AI Cloud Infrastructure and (ii) AI Applications.

We are one of the very few companies in the world that offers a full AI stack of four layers, spanning infrastructure, framework, models and applications. By owning and optimizing all four layers of the AI stack, we believe we are able to deliver sustained advantages in stability and cost-effectiveness, better addressing enterprises’ needs for AI deployment and enabling more efficient growth of our cloud business. As customers integrate AI into their core operations, we believe the differentiated value of our full-stack, end-to-end AI architecture has become increasingly evident.

At the infrastructure layer, our AI infrastructure is among the most advanced in China, powered by a diverse mix of domestic and international high-performance computing resources, including our own self-developed AI computing architecture.

At the framework layer, we have our in-house developed deep learning framework, PaddlePaddle. In April 2025, we officially released version 3.0 of PaddlePaddle.

At the model layer, we offer our self-developed ERNIE foundation models and our Qianfan MaaS platform. During 2025, we continued to upgrade Qianfan by expanding its model library, enhancing its toolkits and evolving it toward an agent-centric platform. We broadened the model library to include our latest ERNIE models as well as leading third-party and open-sourced models, and strengthened support for the training and fine-tuning of multimodal and reasoning models. We also enhanced model services, data services and agent development capabilities, while strengthening support for complex agent workflows. Qianfan now provides best-in-class agent infrastructure, enabling enterprises to efficiently build, deploy, and scale AI-native applications and agents.

At the application layer, we provide a growing portfolio of AI-native or AI-powered product offerings addressing specific use cases for individuals and enterprises, such as Digital Employee, Miaoda (or MeDo), etc.

We also offer Baidu Drive, which allows users to store and retrieve photos, videos, and other files on AI Cloud, along with other capabilities, such as group share and data transfer. Leveraging ERNIE, we have transformed Baidu Wenku into an intelligent creativity platform that changes how users create, collaborate, and bring their ideas to life. In August 2025, Baidu Wenku and Baidu Drive jointly launched GenFlow, a general-purpose agent platform enabling users to complete productivity tasks through multi-agent collaboration and natural language interactions. To further advance these efforts, Baidu established the Personal Super Intelligence Business Group (PSIG), integrating Baidu Wenku and Baidu Drive to accelerate AI application innovation.

Baidu General Business—Intelligent Driving & Other Growth Initiatives

Intelligent Driving & Other Growth Initiatives include developments with large total addressable markets and earlier-stage commercialization with a growing customer base, including Apollo intelligent driving and DuerOS smart assistant.

Intelligent Driving

Intelligent driving, including Apollo Go robotaxi fleets (autonomous ride-hailing service) and AI-powered intelligent driving capabilities for Auto), leverage AI and other technologies to make a vehicle, or fleet of vehicles, more intelligent, all with the ultimate goal to be autonomous.

We are the market leader in autonomous driving in China in terms of number of rides Apollo Go completed. The industry definition for L4 autonomous driving is that the vehicles are capable to drive themselves without human interactions but will be restricted to known use cases, or in most environments and road conditions. Apollo Go has already received permits for providing driverless ride-hailing services on open roads and received the permits to collect fees from the passengers in Beijing, Shenzhen, Wuhan, Chongqing, and certain other cities and regions. A well-known research firm named Apollo as one of the two global leaders in autonomous driving in its report for the fourth quarter of 2025, recognizing us as the top-tier autonomous driving company from China.

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

Apollo Go, our robotaxi. Robotaxi fleet operation represents a massive opportunity. Luobokuaipao, the mobile application of Apollo Go, is available for free download from all the major app stores in China. In February 2026, the accumulated rides provided to the public by Apollo Go exceeded 20 million.

Since February 2025, Apollo Go has achieved 100% fully driverless operations in all cities where it operates in Chinese mainland, including Beijing, Shanghai, Shenzhen, Wuhan, Chengdu, Chongqing, Haikou and Sanya.

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

Other Growth Initiatives

DuerOS Smart Assistant. DuerOS is a leading smart assistant for the Chinese language, which powers first-party Xiaodu home smart devices as well as third-party smart phones, children smart watches, smart TVs and smart cars. DuerOS is differentiated by its multi-modal interaction conversation AI capabilities, as well as by DuerOS skills store, which offers thousands of skills in wide ranging genres, including short and long videos, online games, education services, video conferencing and other visually oriented activities. Xiaodu ranked No.1 in smart display shipments in China for the first nine months of 2025, according to IDC.

Baidu Core AI-powered Business

We introduced an AI-native view that cuts across our traditional business groups to provide greater visibility into Baidu’s AI portfolio and the key drivers within our current product offerings. This AI-native view highlights a broad range of AI-powered assets across our company.

The categories presented below represent selected Baidu Core AI-powered Business with meaningful revenue contribution in 2025:

•

AI Cloud Infrastructure. This comprises AI infrastructure and platform services within AI Cloud that serve enterprises and the public sector. Our AI accelerator infrastructure enables highly efficient and cost-effective training and inference across diverse enterprise workloads.

•

AI Applications. This comprises AI-native or AI-powered product offerings addressing specific use cases for individuals and enterprises, such as our flagship software products, Baidu Wenku, Baidu Drive, and Digital Employee. Most of Baidu’s AI applications are based on sticky subscription models, delivering high-quality revenue.

•

AI-native Marketing Services. This comprises AI-native online marketing products and services, including agents and digital humans. AI-native Marketing Services gains strong traction with customers seeking performance-driven AI-native solutions and willing to pay a premium for cutting-edge AI technologies that enhance productivity and marketing returns.

iQIYI

iQIYI is a leading provider of online entertainment video services in China. iQIYI remains focused on high-quality content and user experience. iQIYI provided its users with a variety of products and services encompassing online videos, experience services, online games, comics, and others. As of December 31, 2025, iQIYI’s comprehensive and diversified video content library boasted over 40,000 professionally produced premium long-form content titles including drama series, films, variety shows, children’s content, animations, and others, along with approximately 20,000 micro dramas, collectively providing an all-inclusive entertainment experience for iQIYI’s users.

Videos

iQIYI produces, aggregates and distributes a wide variety of long-form videos. micro dramas and other videos contents. iQIYI’s extensive portfolio encompasses primarily iQIYI original content and licensed content.

Long-Form Videos

iQIYI Original content. iQIYI’s original content includes content produced in-house and content produced in collaboration with third-party partners. iQIYI has a diversified portfolio that includes:

•

Original dramas, such as Drifting Away (漂白), Feud (临江仙), Coroner’s Diary (朝雪录), The Thriving Land (生万物), Strange Tales of Tang Dynasty III To Chang’an (唐朝诡事录之长安) and The Punishment (罚罪2), all of which broke our internal 10,000 iQIYI popularity index score;

•	Variety shows, such as the multi-season The Rap of China (新说唱), Become A Farmer (种地吧), and The King of Stand-up Comedy (喜剧之王单口季);

•	Movies, such as Clash (冲·撞), and The Shadow’s Edge (捕风追影); and

•	Children’s content and animations, such as the multi-season Deer Squad (无敌鹿战队) and The Great Ruler (大主宰).

For iQIYI original content produced in collaboration with third-party partners, typically established entertainment production companies, we maintain a high degree of control throughout the content development and production process.

iQIYI also adapts video IP into multiple entertainment products, such as online games, IP-based consumer product, and offline experiences.

Licensed content. In addition to original content, iQIYI also provides users with a selection of professionally produced content that is produced by and licensed from third parties. Leveraging iQIYI’s expertise in content selection, iQIYI has successfully debuted well-received titles such as the drama series A Dream Within A Dream (书卷一梦), We Are Criminal Police (我是刑警), A Journey to Love (一念关山), A Lifelong Journey (人世间), and the variety show Keep Running (奔跑吧). iQIYI’s licensed content library also features movies, animations, documentaries and other content.

iQIYI licensed video content is typically procured from third parties at fixed rates for a specified term. Payments of licensing fees are generally made in installments upon signing of the contacts and during the license period. iQIYI also exchange internet broadcasting rights of licensed content with other internet video streaming services to enrich its content library. In certain cases, iQIYI has the right of first refusal to purchase new content produced by the licensor.

iQIYI leverages its content procurement team’s insights and its AI-based analytics capabilities to optimize content procurement. iQIYI has established partnerships with content providers to ensure access to high-quality content. These partners include leading domestic and overseas production companies and TV networks.

Micro Dramas

Starting in 2024, we have been enhancing our content offerings by integrating micro dramas to complement our extensive long-form content portfolio. Micro dramas, featuring episodes primarily one to five minutes long, are optimized for vertical screen viewing. Micro dramas differ from long-form videos in format, storytelling style, and audience reach, catering specifically to users seeking quick entertainment breaks. Through introducing micro dramas, we aim to cater to diverse user preferences and viewing scenarios. This diversified content approach is designed to broaden our user reach while enhancing user satisfaction and loyalty, and drive monetization opportunities over time.

Other Video Content

iQIYI offers a broad base of other video content with all kinds of genres, formats, and running times, such as micro variety shows, edited video clips, and video blogs. iQIYI’s other video content expands its library and allows it to capture a broader user base, drive user engagement and enhance user stickiness.

iQIYI’s other video content is created and uploaded to our platform by a wide array of content providers. The content providers range from ordinary registered users, amateurs, and semiprofessional partners to internet influencers, multi-channel networks, and production studios, which collectively contribute to growing our creative user community. Content providers upload their videos onto their iQIYI partner accounts, an open platform we provide, to share, distribute and monetize their video content. iQIYI then evaluates the quality of uploaded videos through the use of AI and manual review before final approval. Users can follow their favorite iQIYI partner accounts.

Membership Services. iQIYI’s membership services provide subscribing members with a choice of various membership privileges. iQIYI’s current membership program consists of multiple packages, tailored for individuals and families. Both individual and family packages include an ad-supported basic service tier and a standard service tier. Moreover, the family package also features a premium service tier. Each membership plan is offered at a different price and provides subscribing members with access to a large collection of subscribing members-only content comprised of long-form videos, micro dramas and others. Subscribing members also enjoy earlier access to certain content aired on the iQIYI platform and a bundle of viewing functions and features. iQIYI’s members primarily include subscribing members and, to a lesser extent, users who gain access to our premium content library through paid video-on-demand service. iQIYI reviews and evaluates the scope and the price of its membership services periodically, and may adjust based on evolving market needs from time to time.

iQIYI assesses and improves its membership services to better meet the evolving user demand. For example, it offers Express Packages (加更礼) that grant early access to finale episodes of hit drama series, and in 2025, it integrated this benefit into the S-diamond Plans at no additional cost to encourage membership upgrades. Additionally, during selected offline major marketing events, it offers exclusive perks like red-carpet viewing privilege and live feeds featuring the members’ favorite celebrities. iQIYI also offers bundled membership initiatives to reach broader audience, and offer the Courtesy Experience Programs (云包场) to enable content lovers, brand advertisers and more to gift virtual seats, essentially granting membership access for binge-watching content.

Online Advertising. The prices of iQIYI’s advertising services depend upon various factors, including form of the advertisement, level of sponsorship, popularity of the content or event in which the advertisements will be placed, and specific targeting requirements. iQIYI offers both brand advertising service and performance-based advertising service.

Content Distribution. iQIYI monetizes and enriches its content through content distribution. iQIYI sub-licenses content within its authorized scope to TV stations and other internet video streaming services. iQIYI also enters into barter agreements to exchange internet broadcasting rights of licensed content with other internet video streaming services. The barter agreement provides the licensee with the right to broadcast the licensed content, and the licensor retains the right to continue broadcasting and/or sub-licensing the exchanged content. We distribute our selected content not only to third-party platforms in Chinese mainland but also to regions outside of Chinese mainland. iQIYI also generates revenue by releasing films invested by iQIYI to offline movie cinemas.

Others. iQIYI’s other monetization models include online games, talent agency, experience business and others.

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

Our AI capabilities are powered by our four-layer end-to-end AI stack, which includes cloud infrastructure, our in-house developed deep learning framework PaddlePaddle, our self-developed ERNIE foundation models, and applications.

AI Capabilities. In 2021, Baidu released ERNIE 3.0 Titan, a pre-training language model with 260 billion parameters. ERNIE 3.0 Titan is trained on a vast knowledge graph and massive unstructured data.

Baidu released ERNIE Bot, our conversational AI bot powered by ERNIE, our in-house foundation model in the first quarter of 2023. This launch demonstrated our significant investments and achievements in AI over the past ten years. Baidu continued to upgrade ERNIE. Baidu launched ERNIE 3.5 in May 2023 and launched ERNIE 4.0 (EB4) in October 2023. According to IDC’s latest report on the technological abilities of AI models, issued in July 2023, ERNIE 3.5 excels in many areas, such as algorithm, industry coverage, developer tools and ecosystem. We believe that EB4 is a GPT4-type of model, displaying human-level performance in understanding, content generation, complex reasoning and memory retention. In June 2024, Baidu expanded the ERNIE family of models with the launch of ERNIE 4.0 Turbo, offering superior capabilities for typical use cases, and designed to run faster and at lower costs compared to ERNIE 4.0. These capabilities are crucial for developing AI-native applications and solutions. Baidu’s ERNIE family of models has been accessible to users and enterprises. In March 2025, we released ERNIE 4.5, our first flagship foundation model with multimodal capabilities, and ERNIE X1, our first reasoning model with best-in-class function calling, tackling complex problems with extended chains of thought. In April 2025, we further unveiled enhanced versions, ERNIE 4.5 Turbo and ERNIE X1 Turbo, delivering improved performance at significantly lower pricing, making them among the most cost-effective options on the market. Baidu open-sourced the ERNIE 4.5 series, its latest and most advanced family of foundation models comprising ten models of different architectures and sizes, in June 2025. The ERNIE 4.5 series delivers strong performance particularly in instruction following, world knowledge memorization, and visual understanding. In November 2025, we unveiled ERNIE 5.0, our first native omni-modal foundation model at Baidu World 2025. ERNIE 5.0 delivers strong performance across omni-modal understanding, creative writing, and instruction following. In January 2026, we released an updated version of ERNIE 5.0.

In terms of software and hardware integration, Baidu’s independently developed AI chip, Baidu AI Chip, optimized for AI workloads, is capable of delivering stable, high-efficiency AI computing power at scale. Separately, Baidu also works with partners to build hardware ecology. As of December 31, 2025, PaddlePaddle has been equipped with more than 60 series of chips.

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

AI Chips. Baidu AI Chip, which was introduced in 2018, is a cloud AI chip. Baidu AI chips have been used for our search engine, cloud, and Xiaodu’s AI computing needs.

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

In the years ended December 31, 2023, 2024 and 2025, our research and development expenditures were RMB24.2 billion, RMB22.1 billion and RMB20.4 billion (US$2.9 billion), representing 18%, 17% and 16% of our revenue, respectively. Our research and development expenses primarily consist of salaries and benefits for research and development personnel, server depreciation expenses and server custody fees. We expense research and development costs as they are incurred, except for capitalized software development costs that fulfill the capitalization criteria.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret protection laws in Chinese mainland and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property and our brand. We had 23,771 issued patents in Chinese mainland as of February 28, 2026, covering invention, utility model and design, and intend to apply for more patents to protect our core technologies and intellectual property. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants, and nondisclosure agreements with selected third parties. “百度”, our company’s name “Baidu” in Chinese, has been recognized as a well-known trademark in China by the Trademark Office of National Intellectual Property Administration. In addition to owning “   ” and the related logos, we have applied for registration of various other trademarks. We also have registered certain trademarks in the United States, Australia, Brazil, Canada, Hong Kong, India, Indonesia, Japan, Malaysia, Mexico, New Zealand, Russia, Singapore, South Africa, South Korea, Thailand, the European Union and several other jurisdictions In addition, we have registered our domain name baidu.com and certain other domain names with authorized registrars of ICANN (Internet Corporation for Assigned Names and Numbers). We have also successfully become designated Registry Operator for .baidu top-level domain names by ICANN.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights. Furthermore, the application of laws governing intellectual property rights in Chinese mainland and abroad is uncertain and evolving and could involve substantial risks to us. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may face intellectual property infringement claims and other related claims, which could be time-consuming and costly to defend and may result in an adverse impact over our operations” and “—We may be subject to patent infringement claims with respect to our P4P platform.”

Sales and Distribution

We offer products and services for Baidu Mobile Ecosystem through our network of third-party agents and our direct sales team. We typically enter into framework sales agreements with third-party agents, where third-party agents will sell online marketing services to customers such as SMEs, domestic businesses and multinational companies on our behalf. The sales agreements typically limit the industry focus of the third-party agents. The third-party agents provide our online marketing customers with numerous services, including identifying customers, collecting payments, assisting customers in setting up accounts with us, suggesting keywords to maximize return on investment and engaging in other marketing and educational services aimed at acquiring customers. We have direct sales presence in Beijing, Shanghai, Guangzhou, Shenzhen, and other cities, covering the major regional markets for our online marketing services and others. We cover our key accounts through direct sales team and enter into agreements with such key accounts directly.

For AI Cloud, we sell our cloud solutions to our enterprise clients and provide tailored solutions to meet the specific needs of our clients, either directly or through solution integrators.

For Intelligent Driving & Other Growth Initiatives, we sell our products and services to our clients directly or through our third-party agents.

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

Competition

For Baidu General Business, our primary competitors are mainly internet companies and online marketing platforms in China. We compete with these entities for both users and customers on the basis of user traffic, cyber security, quality (relevance) of search (and other marketing and advertising) results, availability and user experience of products and services, distribution channels and the number of associated third-party websites. We also face competition from U.S.-based internet search providers providing Chinese language services and online marketing platforms, as well as traditional advertising media.

Online Marketing Platforms, Internet, Cloud and Smart Device Companies in China. Chinese internet companies, such as Alibaba, Tencent, ByteDance, and Xiaomi offer a broad range of online services, including search, feed, cloud services and smart devices, as well as foundation models and a diversified of AI native applications powered by foundation models. These companies have widely recognized brand names in China and significant financial resources. Furthermore, some of these companies are private and are able to expend significant resources without consideration for near-term return on investment. We compete with these companies primarily for user traffic, user time, content, advertising budget, marketing resources and enterprise customers, in particular in the traditional industries and the public service sector. We leverage our AI technology, user traffic, product design and various marketing to enhance users’ reliance on and customers’ stickiness on our platforms and services.

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

AI Cloud. We compete with Alibaba Cloud, Volcano Engine, Huawei and Kingsoft cloud for our cloud offerings. In addition, we have observed that telecom providers have been growing their cloud business, which has resulted in some changes in China’s cloud industry.

Intelligent Driving. In the field of robotaxi services, we compete with other autonomous ride-hailing service providers.

iQIYI faces competition for content sourcing, user traffic and advertising customers from other providers of online entertainment video services in Chinese mainland, primarily including Tencent Video, Youku, Mango TV and Bilibili. iQIYI also competes with other internet media and entertainment services, such as internet and social platforms and short- or mini-form video platforms, as well as major TV stations.

Our user traffic tends to be seasonal. For example, we generally experience less user traffic during public holidays and other special event periods in China. In addition, advertising and other marketing spending in China has historically been cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. Our results of operations may fluctuate due to the cyclicality and seasonality in our business and market competition.

Our Environmental, Social and Governance (ESG) Initiatives

We are committed to corporate social responsibility and meeting society’s changing needs despite the challenging economic environment. We have established an internal environmental, social and governance communications and management mechanism to comprehensively improve our corporate governance and benefit society.

Following the UN’s 17 Sustainable Development Goals (SDGs), we have continually improved our corporate social responsibility initiatives under the guidance of our ESG framework. We appreciate the oversight, guidance and feedback from different parties and are committed to collaborating closely with domestic and international organizations to support broader industry-wide ESG practices, to explore multi-dimensional use cases for our technology, to empower traditional industries with our capabilities and to promote a healthier lifestyle and the long-term sustainability of our society. In June 2021, we announced our goal to become carbon neutral by 2030. In 2023, Baidu established the Technology Ethics Committee to guide the practices of technology professionals. In September 2024, Forbes China placed Baidu on its 2024 China ESG 50 list. In 2026, we earned a position in the global edition of the S&P Global Sustainability Yearbook, demonstrating our further advancement in ESG performance. The selection stems from a comprehensive evaluation of 9,200 companies globally as part of the S&P Global 2025 Corporate Sustainability Assessment, underscoring Baidu’s sustainability practices. In the third quarter of 2025, Baidu was upgraded to an ‘AA’ rating by MSCI ESG Research, and received improved ESG evaluations from S&P CSA, and Sustainalytics, reflecting continued progress in sustainability practices.

Baidu released its annual ESG Report on April 28, 2025, which details Baidu’s latest ESG policies and sustainability initiatives.

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

In 2025, we removed over 83.5 million pieces of harmful information through manual content moderation. The core data of content moderation were disclosed on a quarterly basis.

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

We value training and development of our employees. We have developed a robust talent training system, Online Baidu School learning platform, which is aimed at elevating the caliber and job proficiency of AI professionals, and facilitating their comprehensive growth in pivotal areas such as practical skills, AI expertise and industry acumen. In 2025, the platform introduced 224 courses related to AI-native R&D trainings, enriching our employees’ access to learning materials on AI. In 2025, employees’ average training hours reached 27.8 hours.

As a signatory to the United Nations Global Compact, Baidu observes international treaties such as the Universal Declaration of Human Rights, the UN Guiding Principles on Business and Human Rights, and the ILO Declaration on Fundamental Principles and Rights at Work, and has formulated the Baidu Human Rights Policy and indicators. In the Human Rights Policy, we state we are committed to and guarantee a respectful and dignified work environment for all employees. We provide equal opportunities for everyone in recruiting, hiring, training, promotion, and compensation and benefits, and strictly prohibit discrimination on the basis of gender, race, ethnicity, color, age, nationality, religion, physical disability, marital status, or other characteristics protected by law. We have zero-tolerance policies for any form of harassment, abuse, and coercion in the workplace and in any work-related environment outside the company. We protect all employees, especially women, from unfair treatment and retaliation. According to human rights tracking indicators, we regularly conduct assessments of the human rights impacts on ourselves and relevant parties. In 2025, Baidu was included in the Forbes World’s Best Employers list.

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

We place strong emphasis on promoting an inclusive AI transition. Since 2024, Baidu has launched a series of AI skills upskilling initiatives, combining the online “Second Skills Learning Platform for Workers” with offline AI application talent training bases, and providing support for vocational qualification certification, to help traditional workers successfully transition to AI-related skills.

We are committed to enhancing future-oriented science and technology literacy among young people. Focusing on autonomous driving and other frontier technologies, Baidu Apollo has carried out a range of technology education initiatives, including the publication of the popular science book Fun with Autonomous Driving and the donation of 57 autonomous vehicles to 15 universities to promote industry–education integration.

We have been committed to addressing social problems with honors social responsibility as a corporate citizen. In 2025, to support communities affected by the fire in Tai Po, New Territories, Hong Kong, Baidu donated HKD 10 million in dedicated funds to assist affected residents with emergency resettlement, livelihood support, and post-disaster reconstruction.

Building on our close communication and collaboration with all stakeholders, we will continue to benefit our society. As part of our efforts to create value for our society, we attach great importance to communication and engagement with our users, partners, social organizations and third-party agencies.

Regulations

We operate our business in an increasingly complex legal and regulatory environment. This section summarizes the principal laws and regulations of Chinese mainland relating to our business.

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structure relating to the variable interest entities complies with current laws and regulations of Chinese mainland; (ii) subject to the disclosure and risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure,” “—Risks Related to Doing Business in China” and “—Regulations,” our contractual arrangements with the variable interest entities and the nominee shareholders constituted legal, valid and binding obligation of all parties to these arrangements and the execution, delivery, and performance of the variable interest entities and the nominee shareholders do not violate (x) any provisions of the articles of association and business licenses of such variable interest entity and (y) any current laws or regulations of Chinese mainland; and (iii) subject to the disclosure and risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure,” “—Risks Related to Doing Business in China” and “—Regulations,” the business operations of the variable interest entities, as described herein, comply with current laws and regulations of Chinese mainland in all material respects.

Our business is subject to evolving laws and regulatory requirements of Chinese mainland, including, among others, the laws and regulations governing internet-related industry and AI-related industry. There are substantial uncertainties regarding the interpretation and application of existing or proposed PRC laws and regulations. We cannot assure you that the PRC regulatory authorities would find that our corporate structure and our business operations comply with PRC laws and regulations. If the PRC government finds us to be in violation of applicable PRC laws and regulations, we may be required to pay fines and penalties, obtain certain licenses or permits and change, suspend or discontinue our business operations until we comply with the applicable PRC laws and regulations.

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

Regulations on Foreign Investment

On January 1, 2020, the PRC Foreign Investment Law and the Regulations for Implementation of the PRC Foreign Investment Law came into effect and became the principal laws and regulations governing foreign investment in Chinese mainland, replacing the trio of prior laws regulating foreign investment in Chinese mainland, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

According to the PRC Foreign Investment Law, “foreign investment” refers to the investment activities conducted directly or indirectly in Chinese mainland by foreign individuals, enterprises or other entities, including the following circumstances: (i) the establishment of foreign-invested enterprises in Chinese mainland by foreign investors solely or jointly with other investors, (ii) foreign investors’ acquisition of shares, equity interests, property portions or other similar rights and interests of enterprises in Chinese mainland, (iii) investment in new projects in Chinese mainland by foreign investors solely or jointly with other investors, and (iv) investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council.

The PRC Foreign Investment Law has adopted a reformed system with respect to foreign investment administration, under which the PRC government applies national treatment to foreign investors in terms of investment entry and the foreign investor needs to comply with the requirements as provided in the negative list for foreign investment. The negative list will be issued by, amended or released upon approval by the State Council, from time to time. The negative list will consist of a list of industries in which foreign investments are prohibited and a list of industries in which foreign investments are restricted. Foreign investors will be prohibited from making investments in prohibited industries, while foreign investments must satisfy certain conditions stipulated in the negative list for investments in restricted industries. Foreign investments and domestic investments in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list will be treated equally. On December 30, 2019, the Ministry of Commerce and the SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the measures, where a foreign investor directly or indirectly carries out investment activities in Chinese mainland, the foreign investor or the foreign-invested enterprise must submit the investment information to the competent commerce department for further handling.

In December 2020, the NDRC and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the Ministry of Commerce established a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in Chinese mainland, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, must be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” could be broadly interpreted under such measures. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in the free trade zone. Failure to make such filing may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the national credit information system, which would then subject such investors to joint punishment. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.

Regulations on Value-Added Telecommunications Services and Internet Content Services

Value-added telecommunications services and Internet content services. The Telecommunications Regulations of the PRC promulgated by the PRC State Council in September 2000, which were most recently amended in February 2016, categorize all telecommunication businesses in Chinese mainland as either basic or value-added. Pursuant to the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain a Value-Added Telecommunication Business Operating License from the MIIT or its provincial level counterparts. The Administrative Measures for Telecommunication Business Operating License, promulgated by the MIIT with latest amendments becoming effective in September 2017, set forth the types of licenses required for value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, a value-added telecommunications service operator providing commercial value-added services in multiple provinces is required to obtain an inter-regional license, whereas a value-added telecommunications service operator providing the same services in one province is required to obtain a local license. Baidu Netcom and some of the other variable interest entities in Chinese mainland hold such Value-Added Telecommunication Business Operating Licenses.

Internet content services, or ICP services, are classified as one of the value-added telecommunication businesses. The Administrative Measures on Internet Information Services, promulgated by the PRC State Council in September 2000 and most recently amended on December 6, 2024, require companies engaged in the provision of commercial internet content services to obtain a Value-added Telecommunication Business Operation Permit for ICP services, or an ICP license from the government authorities before providing any commercial internet content services within Chinese mainland. “Commercial internet content services” generally refer to provision of information service through public telecommunication network or internet for a fee. The Catalog of Classification of Telecommunications Services promulgated by the MIIT in December 2015 and amended in June 2019 further divides ICP services into information publication platform and delivery services, information search and inquiry services, information communities platform services, instant message services, and information security and management services. We do not believe our P4P services conducted by our certain Chinese mainland subsidiaries are categorized as part of internet content services that require an ICP license under these regulations. Although Baidu Online conducts part of the P4P business by, among other things, examining and filtering P4P keywords, interacting with potential P4P customers, engaging in sales activities with our customers, P4P search results are displayed on the websites operated by Baidu Netcom, including baidu.com. Baidu Netcom, as the owner of our domain name baidu.com and holder of the necessary licenses and approvals, such as an ICP license, operates the website to list P4P search results and display other marketing and advertising content as an online marketing service provider.

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

ICP operators are required to monitor their websites, including electronic bulletin boards. They may not post or disseminate any content that falls within the prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions and revoke their ICP licenses. For instance, in 2017, the CAC issued a series of regulatory documents providing that an ICP operator is obligated to monitor contents displayed and disseminated by users on its platform. These regulations apply to online services, including (i) online forum and community service, which allows users to publish information and interact with other users on an online forum, post bar or other form of online communities and (ii) online group chat information service, which allows users to communicate and exchange information in a cyberspace created by the users on an online platform. On January 22, 2021, the CAC promulgated the Administrative Provisions on the Information Services Provided through Official Accounts of Internet Users, which requires, among others, that information service platforms for public accounts are required to perform their responsibilities, establish systems such as those for the hierarchical or classified management of public accounts, ecological governance, copyright protection, and credit evaluation, and improve management measures such as public account registration verification, qualification examination, and disclosure of public account registrants. On November 16, 2022, the CAC promulgated the Administrative Provisions on Internet Comment Posting Services, which came into effect on December 15, 2022. According to such provisions, the follow-up comment service providers must conduct standardized management of the follow-up comment service users and the producers and operators of official accounts according to the user service agreement. For the follow-up comment services users who release any illegal and negative information content, the service providers must take the measures including, among others, warning and reminding, refusing to release and deleting such illegal and negative information content, restricting such accounts’ functions, suspending such accounts updating, shutting down such accounts and prohibiting re-registration of such accounts in accordance with laws, and keep the relevant records. For the producers and operators of official accounts who fail to fulfill their management obligations resulting that any illegal and negative information content appears in the follow-up comments, the service providers must take such measures as warning and reminding, deleting such illegal and negative information, suspending the follow-up comment area functions till permanently shutting down the follow-up comment area, restricting such account functions, suspending such accounts updating, shutting down such accounts and prohibiting re-registration of such accounts in accordance with laws, and keep records and timely report such violations to the cyberspace administrations.

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

Restrictions on Foreign Ownership in Value-Added Telecommunications Services. Foreign ownership in value-added telecommunication services is governed by the State Council according to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, which were recently amended on March 29, 2022 and became effective on May 1, 2022. According to these provisions, a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in Chinese mainland is generally not permitted to exceed 50% unless otherwise permitted by laws and regulations. Although these provisions deleted the prior requirement that major foreign investors holding equity in enterprises providing value-added telecommunications services in Chinese mainland must have a good track record and operational experience in providing these services, the PRC government authorities have not promulgated any implementation rules in line with these new changes. Accordingly, there are uncertainties as to whether foreign investors without a good track record and operational experience in providing these services may qualify as major foreign investors in value-added telecommunications enterprises. Although the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version) allow a foreign investor to own more than 50% of the total equity interest in an e-commerce business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business, other requirements provided by these provisions still apply. We believe that it would be impracticable for us to acquire any equity interest in the variable interest entities without diverting management attention and resources. Moreover, we believe that our contractual arrangements with these entities and the individual nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance. Accordingly, we currently do not plan to acquire any equity interest in any of the variable interest entities.

A Notice on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling Telecommunication Business Operating Licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in Chinese mainland. Pursuant to this notice, either the holder of a Value-Added Telecommunication Business Operating License or its shareholders must directly own the domain names and trademarks used by such license holder in its provision of value-added telecommunications services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain the facilities in the regions covered by its license. If a license holder fails to comply with the requirements in the notice or cure any non-compliance, the MIIT or its local counterparts have the discretion to take measures against the license holder, including revoking its Value-added Telecommunication Business Operating License. Based on the Notice Regarding the Strengthening of Ongoing and Post Administration of Foreign Investment Telecommunication Enterprises issued by the MIIT in October 2020, the MIIT will not issue Examination Letter for Foreign Investment in Telecommunication Business. Foreign invested enterprises would need to submit relevant foreign investment materials to the MIIT for the establishment or change of telecommunication operating permits.

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

Due to the restrictions under these regulations of Chinese mainland, we operate our websites mainly through the variable interest entities, such as Baidu Netcom. Baidu Netcom is a variable interest entity, and is considered a domestic entity in Chinese mainland under laws of Chinese mainland given that the nominee shareholders are citizens of Chinese mainland.

Baidu Netcom and some of the other variable interest entities in Chinese mainland hold Value-Added Telecommunication Business Operating Licenses. In compliance with the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services, Baidu Netcom owns the necessary domain names and trademarks, including pending trademark applications, and has the necessary personnel and facilities to operate our websites.

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

In December 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which came into effect on July 1, 2017. The Interim Measures aim to enhance the administration of mobile apps, and require, among others, that mobile phone manufacturers and internet information service providers must ensure that a mobile app, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of the hardware and operating system of a mobile smart device. On July 21, 2023, the MIIT promulgated the Notice of the Record-filing of Mobile Internet Apps, pursuant to which, operators of mobile internet apps which engage in internet information services within the territory of Chinese mainland shall complete the record-filing formalities. Any operator shall not conduct the internet information services via mobile internet apps before the completion of the record-filing formalities with respect to such mobile internet apps.

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

On September 20, 2023, the State Council promulgated the Regulation on the Protection of Minors in Cyberspace, or Cyberspace Regulation on Minors Protection, which became effective on January 1, 2024. Pursuant to the Cyberspace Regulation on Minors Protection, a network platform service provider with a substantial number of minor users or with a significant impact on the minor population shall fully fulfill the following obligations, including, among others, (i) fully considering the characteristics of the physical and mental development of minors when designing, researching, developing and operating network platform services, regularly assessing the impact of the protection of minors in cyberspace; (ii) providing a special mode or zone for minors to facilitate the minors to access products or services on the platform that are beneficial for their physical and mental well-being; (iii) establishing and improving a compliance system for the protection of minors in the cyberspace in accordance with the applicable laws and regulations, and establishing an independent body primarily composed of external members to supervise the protection of minors in the cyberspace; and (iv) terminating services to any product or service provider on the platform that gravely harms the physical and mental well-being of minors or otherwise infringe on their lawful rights and interests. Network services providers who provide the services of information publishing and instant messaging to minors shall require the minors or their guardians to provide the real identity information of the minors in accordance with laws. Network services providers who provide services such as online games, online live-streaming, online audio and video, and online social contact shall take measures to reasonably restrict the amount of single consumption and daily cumulative consumption of minors of different ages during the use of such services, and shall not provide minors with paid services which do not match their capacity for civil conduct. The personal information processors shall conduct compliance audit regarding their compliance with laws and regulations in the processing of the personal information of minors each year, and report the audit results to the cyberspace authority and other government authorities in a timely manner. On December 26, 2025, the CAC and other seven competent government authorities jointly published the Measures for the Classification of Online Information Which May Affect the Physical and Mental Health of Minors. These Measures specify four categories of online information that may adversely affect minors, including: (i) the online information may induce minors to imitate or carry out misconduct; (ii) the online information may negatively impact minors’ values; (iii) the online information may involve the inappropriate use of minors’ images; and (iv) the online information may involve the improper disclosure and use of minors’ personal information. Furthermore, these Measures impose specific obligations on network products and service providers, including but not limited to, online information that may affect the physical and mental health of minors shall not be displayed in internet products or services specifically targeting minors, and internet products and service providers are prohibited from presenting such information in prominent locations like homepages, pop-ups, hot search lists, and recommendations. Providers of algorithm recommendation and generative artificial intelligence services are required to establish sound security management systems and technical measures to prevent the dissemination of such information.

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

Regulations on Internet Information Search Service

In June 2016, the CAC promulgated the Administrative Provisions on Internet Information Search Services, which took effect on August 1, 2016. Pursuant to these provisions, internet information search service refers to the service whereby users can search for information that is collected from the internet and processed by computer technology. These provisions require that an internet information search service provider must not publish any information or contents prohibited by law in the form of links, abstracts, snapshots, associative words, related search or recommendations or otherwise. If an internet information search service provider identifies any search results that contain any information, website or app that is prohibited by law, it must stop displaying the search results, record the infraction and report it to the government authority. In addition, an internet information search service provider is prohibited from seeking illegitimate interest by means of unauthorized disconnection of links, or provision of search results containing false information. If an internet information search service provider engages in paid search services, it must examine and verify the qualifications of its customers of the paid search services, specify the maximum percentage of search results as paid search results on a webpage, clearly distinguish paid search results from natural search results, and notably identify the paid search information item by item.

Regulations on Advertisements and Online Advertising

The PRC government regulates advertising, including online advertising, principally through the SAMR. The PRC Advertising Law, as amended on April 29, 2021, outlines the regulatory framework for the advertising industry and allows foreign investors to own up to all equity interests in PRC advertising companies.

We conduct our value-added telecommunication-based online advertising business through Baidu Netcom, which is one of the variable interest entities in Chinese mainland and holds a business license that covers value-added telecommunication-based online advertising in its business scope. Our subsidiaries Baidu Times and Baidu China have also expanded their respective business license to cover advertising in their respective business scope.

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

On August 22, 2024, the SAMR promulgated the Guideline on Regulatory Enforcement concerning the Identifiability of Internet Advertising. The guideline further specifies the criteria and requirements on the identifiability of internet advertisements. Pursuant to the guideline, the identifiability of internet advertisements refers to the distinguishability of internet advertisements from other non-advertisement information, which enables consumers to identify them as advertisements. Advertising distributors may enhance the identifiability of internet advertisements by means of text annotation and voice prompts. If text annotations are adopted, “advertisement” shall be conspicuously indicated. If voice prompts are adopted, the relevant content shall be clearly indicated as an “advertisement” through clear voice. If the commodities or services advertised and ranked according to bidding for priority placement are not prominently marked (or clearly indicated) the word “advertisement,” the competent governmental authorities shall investigate and penalize such acts.

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

Regulations on Autonomous Driving Vehicles. The MIIT, the Ministry of Public Security and the Ministry of Transport jointly promulgated the Administrative Rules of Road Testing and Demonstration Application of Intelligent Connected Vehicles (for Trial Implementation) on July 27, 2021, which became effective on September 1, 2021. Pursuant to these rules, a qualified entity to conduct road testing of intelligently connected vehicles must meet the following conditions, including, among others: (i) it must be an independent legal person registered within the territory of Chinese mainland; (ii) it must have the capabilities concerning intelligently connected vehicles, such as the capabilities of manufacturing automobiles and spare parts thereof, the capabilities of research and development of technologies, or the capabilities of experiments and tests; (iii) it must be capable of paying civil compensation for potential damages caused by the road testing of intelligently connected vehicles; (iv) it must have the evaluation rules for the testing of self-driving functions of intelligently connected vehicles; (v) it must have the ability to conduct real-time remote monitoring of the vehicles on road testing; (vi) it must have the ability to record, analyze and reproduce the events related to road test vehicles; (vii) it must have the ability to guarantee the network security for tested vehicles and remote monitoring platforms; and (viii) other conditions specified in applicable laws, administrative regulations and rules. An eligible entity may apply to conduct experimental operation of intelligently connected vehicles in prescribed roads and areas. Prior to starting a road testing, a road-testing entity must submit a self-declaration on safety of the road testing, and such self-declaration should be confirmed by the competent government authority on the provincial or municipal level. The testing duration for a road testing should not exceed 18 months in principle, and should not exceed the validity period of the quality certificate of safety technical inspection and the insurance voucher of the tested vehicle. A road-testing entity or the experimental operation entity must submit a periodic report every 6 months to the competent government authority on the provincial or municipal level and provide a summary report within 1 month upon conclusion of the road testing or experimental operation. The entity responsible for the road testing or the experimental operation must report information on the traffic accidents during the road testing or experimental operation to the competent authorities on a monthly basis. In case of any traffic violation occurred during the road test or demonstration application, the traffic administrative department of the public security department must impose the penalties (including, among others, fines or warning) on the driver in accordance with the laws and regulations on road traffic safety. In the case of serious injuries or deaths of any person or serious damage of a vehicle, the entity responsible for the road testing or the experimental operation must report such accident to the competent government authority on the provincial or municipal level within 24 hours through the information system, and if such subject fails to report as required, its road testing or experimental operation activities may be suspended for 24 months. Some local governments, such as Beijing, Shanghai, Chongqing, Hunan and Tianjin, have issued local rules and regulations to regulate road testing of autonomous driving cars accordingly.

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

On April 28, 2021, the National Information Security Standardization Technical Committee issued a draft of the Safety Requirements for Data Collected by Internet of Vehicles (IoV), and on October 19, 2021, the National Information Security Standardization Technical Committee further issued the Security Requirements of Vehicle Collected Data (Draft for comments). The Security Requirements of Vehicle Collected Data (Draft for comments) specifies the security requirements on the transfer, storage, outbound transfer and other dispositions of vehicle collected data. Specifically, certain types of vehicle collected data, such as those collected through sensors within the vehicle cockpit and location and route data, should not be transferred outside Chinese mainland. Besides, outbound transfer of operational data should be subject to the data cross-border transfer security assessment conducted by national cyberspace authorities.

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

On March 7, 2025, the CAC and other three PRC government authorities jointly issued the Measures for Identification of AI Generated Synthetic Contents, which took effect on September 1, 2025. According to these measures, identifications of AI-generated synthetic contents include explicit identifications and implicit identifications, among which, (i) explicit identifications refer to the identifications added to the generated synthetic contents or interactive scene interface, which are presented in text, sound, graphics, etc., and may be clearly perceived by users, and (ii) implicit identification refers to the identifications added to the file data of generated synthetic contents by taking technical measures, which are not easily perceived by users. If the generated synthetic services provided by the service providers fall within the scope of intelligent dialogue, intelligent writing, synthetic voice, face generation, immersive scene generation or other deep synthesis services with the function of generating or significantly changing information content, which may lead to public confusion or misidentification, explicit identifications shall be added to the generated synthesis contents. Service providers shall add the implicit identifications in the metadata of the documents of generated synthetic contents, which shall include the attribute information of the generated synthetic contents, name or code of the service providers, content serial number and other production element information. Meanwhile, the service providers are encouraged to add implicit identifications in such forms as digital watermarks, to the generated synthetic contents.

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

In May 2017, the CAC issued the Provisions on the Administration of Internet News Information Services and their implementing rules, which became effective on June 1, 2017. Pursuant to these provisions and their implementing rules, if an entity intends to provide internet news information service, it is required to obtain an approval from the State Council News Office and receive an Internet News Information Service License. Internet news information service refers to editing, publishing and reprinting and the dissemination platform service of internet news through internet websites, mobile apps, forums, blogs, micro-blogs, official accounts, instant message tools, live-streaming and other similar means. Pursuant to these provisions, no internet news information service organizations may take the form of a foreign-invested enterprise, whether a joint venture or a wholly foreign-owned enterprise, and no cooperation between internet news information service organizations and foreign-invested enterprises is allowed prior to the security evaluation by the CAC. On April 16, 2025, the NDRC, SAMR and the Ministry of Commerce issued the Negative List for Market Access (2025 Version), which specifies the prohibition of illegal engagement in news media business, and further emphasizes that non-state capital should not engage in the gathering, editing, broadcasting and distribution of news information. Baidu Netcom obtained the Internet News Information Service License, which permits it to publish internet news pursuant to the PRC laws and regulations, in December 2006. As of the date of this annual report, Baidu Netcom has completed the renewal of such license, and such renewed license is valid until October 15, 2027.

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

Regulations on Internet Publishing

In February 2016, the State Administration of Press, Publication, Radio, Film and Television (currently known as the National Press and Publication Administration, or the NPPA), and the MIIT jointly issued the Administrative Provisions on Internet Publishing Service, which took effect on March 10, 2016. These provisions require that any entity engaged in the provision of online publications to the public via information networks obtain an Internet Publication License from the NPPA. Online publications refer to digital works with editing, production, processing and other publishing features, provided to the public via information networks, which mainly include: (i) informative and thoughtful text, pictures, maps, games, animation, audio and video digitizing books and other original digital works in fields such as literature, art and science, (ii) digital works consistent with the content of published books, newspapers, periodicals, audio-visual products and electronic publications, (iii) the network literature database or other digital works formed through aforementioned works by selecting, organizing, compiling and other means, and (iv) other types of digital works determined by the NPPA. The servers and storage facilities used by internet publishers must be located within the territory of Chinese mainland. These provisions also provide that when an internet service provider provides manual intervention search ranking, advertising, promotion and other services to customers that provide internet publishing services, it is required to check and examine the Internet Publication Licenses obtained by the customers and the business scope of such licenses.

Regulations on Production and Operation of Audio/Video Programs

Under the Regulations on the Administration of Production of Radio and Television Programs issued by the State Administration of Radio, Film and Television, or the SARFT (currently known as NRTA) in July 2004 and lastly amended and took effective on June 3, 2025, any entities that engage in the production of radio and television programs are required to apply for a Permit for Production and Operation of Radio and TV Programs from the competent administrative authority. Entities with this permit must conduct their business operations in compliance with the approved scope of production and operation.

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

Baidu Netcom has renewed its Online Audio/Video Program Transmission License, which remains valid until July 2027. Beijing iQIYI has an Online Audio/Video Program Transmission License that is valid until October 2027. Another entity in our group has an Online Audio/Video Program Transmission License that is valid until March 2026 and is in the process of renewing.

Regulations on Live Streaming

In November 2016, the CAC promulgated the Administrative Provisions on Internet Live-streaming Service, which took effect on December 1, 2016. Pursuant to the Administrative Provisions, internet live-streaming service refers to continuous publishing of real-time information to the public on internet by means of video, audio, graphics, text or other forms, and an internet live-streaming service provider refers to an operator of the platform providing internet live-streaming service. In accordance with the administrative provisions, an internet live-streaming service provider must verify and register the identity information of publishers of live-streaming programs and users on its platform, and file the identity information of the publishers with the local government authority for record. Any internet live-streaming service provider engaging in news service must obtain internet news information service qualification and operate within the permitted scope of such qualification. In September 2016, the State Administration of Press, Publication, Radio, Film and Television issued the Circular on Strengthening Administration of Live-streaming Service of Network Audio/Video Programs. Pursuant to the circular, any entity that intends to engage in live audio/video broadcasting of major political, military, economic, social, cultural or sport events or activities, or live audio/video broadcasting of general social or cultural group activities, general sporting events or other organizational events, must obtain an Online Audio/Video Program Transmission License with a permitted operation scope covering the above business activities. Any entity or individual without qualification is prohibited from broadcasting live audio/radio programs involving news, variety shows, sports, interviews, commentary or other forms of programs through any online live-streaming platform or online live broadcasting booth, nor are they permitted to start a live broadcasting channel for any audio or radio programs. In addition, no entity or individual other than licensed radio stations or television stations is allowed to use “radio station,” “television station,” “broadcasting station,” “TV” or other descriptive terms exclusive to television and radio broadcasting organizations to engage in any business on the internet without approval. Furthermore, the CAC issued a notice in July 2017 which requires operators of internet news and information reproduction and broadcasting services, including commercial website apps that contain live-streaming features, and other internet live-streaming services, to file with the local CAC starting from July 15, 2017. The Circular on Tightening the Administration of Internet Live-Streaming Services jointly issued by the MIIT, the CAC and several other government agencies in August 2018 reiterates the license requirements for online-streaming service providers and requires the operator to file with the local public security authority within 30 days after it commences the service online.

The SAMR has promulgated the Guidance regarding Strengthening the Supervision over Marketing Activities by Internet Live-Streaming in November 2020 to further regulate marketing activities by internet live-streaming. The NRTA also issued a circular on the Strengthening Management of Live-Streaming of Internet Shows and Electronic Commerce in November 2020 to provide instruction to online marketing activities through live-streaming. Platforms providing live-streaming of internet show or electronic commerce must register with National Internet Video-audio Platform Information Management System no later than November 30, 2020. The overall ratio of front-line content reviewers to live-streaming rooms on such platforms should be no less than 1:50. The training for content reviewers should be strengthened and content reviewers who have passed the training should be registered in the Reviewer Information Management System. A platform must report the number of its live-streaming rooms, streamers and content reviewers to the provincial branch of the NRTA on a quarterly basis. internet show live-streaming platforms must tag content of live-streaming rooms and corresponding streamers by category. A streamer cannot change the category of the programs tagged in his or her live-streaming room without prior approval from the platform. Users that are minors or without real-name registration are prohibited from virtual tipping, and platforms must cap the amount of virtual tipping per time, per day, and per month. When the virtual tipping by a user reaches half of the daily/monthly limit, a consumption notification from the platform and a confirmation from the user by text messages or other means are required before processing the next transaction. When the amount of virtual tipping by a user reaches the daily/ monthly limit, the platform must suspend the virtual tipping function for such user for that day or month. To host any electronic commerce promotion events such as E-commerce Festival, E-commerce Day or Promotion Day in the forms of live-streaming rooms, live performances, live variety shows and other live programs, the platforms should register the information of guests, streamers, content and settings with the local branch of NRTA 14 business days in advance. internet electronic commerce live-streaming platforms should conduct qualification examination and real-name authentication on businesses and individuals providing live-streaming marketing services and keep complete examination and authentication records, and should not enable imposters or businesses or individuals without qualification or real-name registration to conduct live-streaming marketing services.

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

On April 16, 2025, the NDRC, SAMR and the MOC issued the Negative List for Market Access (2025 Version), which provides that, among others, non-state capital should not engage in live streaming and broadcasting of events and activities involving politics, economy, military affairs, diplomatic affairs, major social events, culture, science and technology, public health, education and sports and such other activities and events related to political direction, public opinion orientation and value orientation. The scope of these restricted subject matters for live streaming and broadcasting is relatively broad and vague, and is subject to further clarifications and interpretations by the regulator.

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

Domain name. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in August 2017, which became effective in November 2017. The MIIT is the major regulatory body responsible for the administration of the internet domain names of Chinese mainland, and under the supervision of the MIIT, the China Internet Network Information Center is responsible for the daily administration of “.cn” domain names and Chinese domain names. According to the Circular on Administration of the Use of Domain Names for Internet Information Services issued by the MIIT in November 2017, only the internet information service provider itself or the shareholder(s), principal or senior management officer(s) of the internet information service provider are eligible to register the domain names used for the internet information services. We have registered baidu.cn, baidu.com.cn and certain other domain names with registrars accredited by the China Internet Network Information Center.

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

In November 2016, the Standing Committee promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017 and was last amended on October 28, 2025. In accordance with the Cybersecurity Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On August 20, 2021, the Standing Committee of the National People’s Congress adopted the PRC Personal Information Protection Law, which took effect on November 1, 2021. The PRC Personal Information Protection Law integrated the scattered rules with respect to personal information rights and privacy protection.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee published the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out regular risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e., data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, should be subject to stricter management system. Moreover, the PRC Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the PRC Data Security Law also provides that any organization or individual within the territory of Chinese mainland should not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC government authorities. As the laws and regulations on the data security and personal information protection of Chinese mainland (including the PRC Data Security Law and the PRC Personal Information Protection Law) are evolving and there still exists uncertainties on the interpretation and implementation of such laws and regulations, we may be required to make further adjustments to our business practices to comply with such laws and regulations.

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

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flow, which came into effect on the same date. To provide data abroad, any data processor shall apply the security assessment to the national cyberspace administration through the cyberspace administration authority at the provincial level at its locality if it satisfies either of the following condition: (i) where a critical information infrastructure operator provides personal information or important data abroad; or (ii) where any data processor other than a critical information infrastructure operator provides important data abroad or provides personal information (excluding sensitive personal information) of no less than 1 million individuals or sensitive personal information of not less than 10,000 individuals, accumulatively as of January 1 of the current year, to overseas parties. Where any data processor other than a critical information infrastructure operator provides abroad the personal information (excluding sensitive personal information) of not less than 100,000 but not more than 1 million individuals, or the sensitive personal information of not more than 10,000 individuals, accumulatively as of January 1 of the current year, it shall enter into a standard contract with overseas recipients for provision of personal information abroad or go through the authentication on protection of personal information in accordance with laws. On October 14, 2025, the CAC issued the Measures for Authentication of Personal Information for Cross-Border Transfer of Personal Information, which came into effect on January 1, 2026, to provide further guidance and regulatory requirements on authentication on protection of personal information for cross-border transfer of personal information.

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

On January 30, 2026, eight departments including the MIIT issued the Guidelines on Automotive Data Outbound Transfer Security (2026 Edition), which took effect on the same date. According to the guidelines, “automotive data” refers to personal information and important data involved in the processes of automobile design, production, sales, use, operation, and maintenance. “Automotive data processors” are defined as organizations or individuals that independently determine the purposes and methods of processing in automotive data processing activities, including automobile manufacturers, component and software suppliers, telecommunications operators, autonomous driving service providers, platform operators, dealers, maintenance institutions, and mobility service companies, among others. These guidelines establish criteria for determining important data across six scenarios: research and development design, production and manufacturing, autonomous driving, software update services, connected operation, and other circumstances. Specifically, in the autonomous driving scenario, algorithm files, source code, and algorithm parameters are classified as important data if they meet any of the following criteria: (i) they are supported by national major special projects or national key research and development programs; (ii) they involve achievements related to vehicle networking network and data security or autonomous driving functions that have received provincial/ministerial-level or higher awards; or (iii) they may impact national technological security or industry competitiveness. Automotive data processors are required to identify, in accordance with these guidelines, whether the automotive data which will be transferred outbound shall undergo a security assessment. Where a data security assessment is required, automotive data processors must apply for an outbound transfer security assessment through a legal entity established within Chinese mainland.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in Chinese mainland with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

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

On December 6, 2025, the CAC released the Measures for Network Data Security Risk Assessment (Draft for Comments) to solicit public opinions until January 5, 2026. According to the draft Measures for Network Data Security Risk Assessment (Draft for Comment), data processors handling important data must conduct a risk assessment annually. If the security status of important data changes significantly and may adversely affect data security, an assessment of the affected parts shall be conducted promptly. Processors of general data are encouraged to carry out assessments at least once every three years.

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

On February 12, 2025, the CAC issued the Administrative Measures for Personal Information Protection Compliance Audit, which took effect on May 1, 2025. According to these administrative measures, any personal information processor who processes personal information of more than 10 million individuals shall carry out the personal information protection compliance audit at least once each two years. Any personal information processor who processes personal information of more than 1 million individuals shall designate a specific officer to be responsible for the compliance audit of its personal information protection. Any personal information processor providing important internet platform services, with a large number of users and with the complicated business types shall establish an independent institution mainly composed of external personnel to supervise the personal information protection compliance audit. After completion of compliance audit, the personal information processors shall submit the compliance audit report issued by the agency to the protection authorities. Any personal information processor which violates these provisions shall be punished in accordance with the PRC Personal Information Protection Law, the Regulations on the Network Data Security and other relevant laws and regulations. If the violation constitutes a crime, such personal information processor shall be prosecuted for criminal responsibility.

On November 22, 2025, the CAC and the Ministry of Public Security jointly released the Protection of Personal Information by Large-Scale Online Platforms (Draft for Comments), pursuant to which, the national cyberspace administration, together with the Ministry of Public Security and other relevant authorities, shall formulate and publish a catalogue of large-scale online platforms and update it dynamically. In determining large online platforms, the following factors shall be primarily considered: (i) registered users of 50 million or more, or monthly active users of 10 million or more; (ii) provision of important network services or business scope covering multiple types of business; (iii) data held and processed which, once leaked, tampered with, or damaged, shall have a significant impact on national security, economic operation, and national livelihood, among others; (iv) other circumstances as provided by the national cyberspace administration and the Ministry of Public Security. Such large-scale online platforms must appoint a management personnel member who is a Chinese national with no permanent residency abroad and over five years of relevant experience as Personal Information Protection Officer. And such large-scale online platforms shall conduct personal information protection compliance audits and risk assessments on their own or by engaging third-party professional institutions, and rectify issues identified.

Regulations on Anti-Monopoly and Unfair Competition Matters related to Internet Platform Companies

The PRC Anti-monopoly Law, which took effect on August 1, 2008 and most recently amended on June 24, 2022, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings conducted illegally that may have the effect of eliminating or restricting competition. The amended PRC Anti-monopoly Law increases the fines for illegal concentration of business operators to “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The amended PRC Anti-monopoly Law also proposes for the authority to investigate any concentration where there is evidence that such concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. In addition, the amended PRC Anti-monopoly Law introduces a “stop-clock mechanism” which may prolong the review process for the concentration.

On January 22, 2024, the State Council released the Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings mainly to optimize the filing standard. These provisions significantly adjust the revenue threshold of merger control filing to either one of the following two conditions: (i) the worldwide revenue of all business operators involved in the concentration exceeds RMB12 billion (increased from the previous threshold of RMB10 billion) collectively in the last fiscal year, and the revenue in Chinese mainland of at least two business operators among them each exceeds RMB800 million (increased from the previous threshold of RMB400 million) in the last fiscal year; or (ii) the revenue in Chinese mainland of all the business operators involved in the concentration exceeds RMB4 billion (increased from the current threshold of RMB2 billion) collectively in the last fiscal year, and the revenue in Chinese mainland of at least two business operators among them each exceeds RMB800 million (increased from the current threshold of RMB400 million) in the last fiscal year. Furthermore, if there is evidence indicating that the concentration of business operator has or may have an effect of excluding or limiting competition, the anti-monopoly authority may order the operators to file for clearance, regardless of the threshold standard.

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

On January 28, 2026, the SAMR released the Anti-monopoly Compliance Guidelines for Internet Platforms, which took effect on the same date. According to the Anti-monopoly Compliance Guidelines for Internet Platforms, platform operators shall strengthen anti-monopoly compliance management to maintain fair market competition and promote the healthy development of the platform economy. Platform operators shall not use data, algorithms, technology, capital advantages, platform rules or other methods, to engage in monopolistic conduct prohibited by the PRC Anti-monopoly Law. Platform operators shall avoid engaging in monopolistic agreements and abusing a dominant market position, and shall not organize or substantively help other operators to reach monopolistic agreements. Furthermore, platforms with significant market share or market power are encouraged to periodically assess whether they hold a dominant market position, and an operator with dominant market position shall refrain from abusive practices including unfair pricing, selling below cost without justifiable grounds, refusing to trade, restricting transactions, tying or imposing unreasonable conditions and applying differential treatment.

On May 6, 2024, the SAMR promulgated the Interim Provisions on Anti-Unfair Competition on the Internet, which came into effect on September 1, 2024. Pursuant to the provisions, a platform operator with competitive advantages, without justifiable reasons, shall not make use of technical means to abuse the advantages in background transaction data, traffic and other information and management rules, to impede or disrupt the normal operation of cyber goods or services legally provided by other business operators and disrupt the fair competition order of the market by shielding any third party’s operating information or unjustifiably interfering with the display order of goods or otherwise. A platform operator shall not take advantage of service agreements, transaction rules or other means to impose unreasonable restrictions on or attach unreasonable conditions to the transactions of the business operators using the platform, the transaction price and the transactions with other business operators. On June 27, 2025, the amended Anti-Unfair Competition Law was promulgated, which took effect on October 15, 2025 and further introduced rules to address new forms of unfair competition in the digital economy by prohibiting the use of data and algorithms, technology, platform rules by business operators, by influencing user choices or otherwise, to commit the acts that hinder or disrupt the normal operation of network products or services lawfully provided by other business operators. Platform operators shall specify fair competition rules within the platform service agreement and transaction rules, establish mechanisms for reporting, complaint, and dispute resolution regarding unfair competition, and guide and regulate business operators using the platform to compete fairly in accordance with the laws; upon discovering acts of unfair competition by business operators using the platform, the platform operator shall promptly take necessary measures in accordance with the laws, preserve relevant records and report to the competent regulatory authority. On December 9, 2025, the NDRC, the SAMR, and the CAC jointly issued the Rules Governing the Pricing Behavior of Internet Platforms, which will be effective on April 10, 2026. The new rules regulate the pricing activities of internet platforms operators and the business operators on the platform Business operators on the platform are permitted to adopt differential pricing across internet platforms and internet platforms are prohibited from compelling uniform pricing among operators through algorithmic de-prioritization, traffic restrictions, or similar means. Platform operators shall not impose the following unreasonable restrictions or impose unreasonable conditions on the price behaviors of the business operators on the platform: (i) compelling or compelling in disguised form the business operators on the platform to reduce prices or conducting promotions through means such as offering discounts or rebates; (ii) compelling or compelling in disguised form the business operators on the platform to sell goods or provide services on this platform at prices no higher than those in other sales channels; (iii) compelling or compelling in disguised form the business operators on the platform to activate automatic price adjustment, automatic price reduction or similar systems; and (iv) other actions that restrict the autonomous pricing rights of the business operators on the platform.

Regulations on Internet Drug Information Services

According to the Provisions on the Administration of Internet Drug Information Services, which were promulgated by the State Food and Drug Administration and most recently amended in November 2017, an enterprise publishing drug-related information must obtain a qualification certificate from the provincial-level food and drug administration before it applies for the ICP license or files with the MIIT or its local provincial-level counterpart. In addition, the Standing Committee further amended the Drug Administration Law on August 26, 2019, which became effective on December 1, 2019. An ICP service operator that provides information regarding drugs or medical devices must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level administrative authority. On December 19, 2025, the National Medical Products Administration released the Regulations on the Filing Administration of Internet Drug or Medical Device Information Services. According to these regulations, information service providers shall, prior to providing internet drug or medical device information services, complete the filing procedures with the provincial-level drug regulatory department of their locality and obtain a filing number.

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

In September 2009, the General Administration of Press and Publication (currently known as the NPPA) together with several other government agencies issued Notice Regarding the Consistent Implementation of the “Measures on Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the Circular 13, which explicitly prohibits foreign investors from participating in online game operating businesses through wholly-owned enterprises, equity joint ventures or cooperative joint ventures in Chinese mainland. Circular 13 expressly prohibits foreign investors from gaining control over or participating in Chinese mainland operating companies’ online game operations through indirect means, such as establishing joint venture companies, entering into contractual arrangements with or providing technical support to the operating companies, or through a disguised form, such as incorporating user registration, user account management or payment through game cards into online game platforms that are ultimately controlled or owned by foreign investors. Certain foreign companies offer online games provided by their game operator partners on websites or through smartphone app distribution platforms which are owned and operated by their variable interest entities under contractual agreements. If such contractual arrangements were deemed to be “indirect means” or “disguised form” under Circular 13, such contractual arrangements may be challenged by the NPPA or other government authorities. If we were found to be in violation of Circular 13 in the operation of our online game platform, the NNPA, in conjunction with the regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases, suspending and revoking the relevant licenses and registrations.

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

Regulations on Overseas Offering and Listing

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by Chinese mainland-based companies and proposed to take effective measures, such as promoting the construction of the regulatory systems to deal with the risks and incidents faced by Chinese mainland-based overseas-listed companies.

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

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or the Filing Rules collectively. According to the Filing Rules, domestic companies in Chinese mainland that directly or indirectly offer or list their securities in an overseas market, are required to file with the CSRC. Specifically, the securities under the Filing Rules refer to stocks, depositary receipts, convertible corporate bonds, exchangeable bonds and other equity-linked securities to be issued and offered in overseas markets by domestic companies directly or indirectly, while a direct offering and listing refers to the overseas offering and listing of a joint-stock company incorporated in Chinese mainland, and an indirect offering and listing refers to the overseas offering and listing of a domestic company which conducts its business operations primarily in Chinese mainland, in the name of an offshore company and based on the underlying equities, assets, earnings or similar interests of the domestic company. In particular, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) any of the revenue, profits, total assets or net assets of such domestic company in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of its business operations are conducted in Chinese mainland or its principal place of business is located in Chinese mainland, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the Chinese mainland. According to the Filing Rules, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by the laws, administrative regulations and national provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic companies or their controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy in the past three years; (iv) the domestic companies are currently under investigations in connection with suspicion of having committed criminal offenses or material violations of applicable laws and regulations, and there is still no explicit conclusion; (v) there are material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers.

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

Regulations on Foreign Exchange

Foreign Currency Exchange. Pursuant to the Foreign Currency Administration Rules, as most recently amended in 2008, and various regulations issued by SAFE and other PRC government authorities, RMB is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of Chinese mainland.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable administrative authority and may not be used for equity investments within Chinese mainland. In addition, SAFE strengthened its oversight of the flow and use of RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of RMB capital may not be changed without SAFE’s approval, and RMB capital may not in any case be used to repay RMB loans if the proceeds of the loans have not been used.

To further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign-invested enterprises, SAFE issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas in July 2014, which became effective on August 4, 2014. This circular suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in these areas with a business scope including “investment” to use the RMB capital converted from foreign currency registered capital for equity investments within Chinese mainland. SAFE released the Notice on the Reform of the Administration Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises or SAFE Circular 19, in March 2015, which came into force and superseded SAFE Circular 142 on June 1, 2015. Circular 19 allows foreign-invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and provides the procedures for foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investment. Nevertheless, Circular 19 also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope.

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

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment, as amended, which substantially amends and simplifies the foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in Chinese mainland, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as amended, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in Chinese mainland should be conducted by way of registration and banks should process foreign exchange business relating to the direct investment in Chinese mainland based on the registration information provided by SAFE and its branches.

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

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation. Among others, this circular relaxes the prior restrictions and allows the foreign-invested enterprises without equity investment as in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, this circular stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. Payments for transactions that take place within Chinese mainland must be made in RMB. Foreign currency revenues received by companies in Chinese mainland may be repatriated into Chinese mainland or retained outside of Chinese mainland in accordance with requirements and terms specified by SAFE.

Dividend Distribution. Wholly foreign-owned enterprises and Sino-foreign equity joint ventures in Chinese mainland may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the enterprise’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

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

Foreign Exchange Registration of Offshore Investment by Domestic Residents of Chinese Mainland. On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37. SAFE Circular No. 37 requires domestic residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such domestic residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the domestic residents in the offshore special purpose vehicles or domestic companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a domestic resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by domestic individuals, a share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are domestic residents do not complete their registration with the local SAFE branches, the Chinese mainland subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its Chinese mainland subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under laws of Chinese mainland for evasion of applicable foreign exchange restrictions. We have notified holders of ordinary shares of our company whom we know are domestic residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. After the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment became effective on June 1, 2015, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration. We are aware that Mr. Robin Yanhong Li, our chairman, chief executive officer and principal shareholder, who is a domestic resident, has registered with the local SAFE branch. We, however, cannot provide any assurances that all of our shareholders who are domestic residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our domestic resident shareholders to comply with the registration procedures may subject the domestic resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our Chinese mainland subsidiaries’ ability to distribute dividends to or obtain foreign exchange dominated loans from our company.

Under the Administration Measures on Individual Foreign Exchange Control issued by the People’s Bank of China in December 2006 and its implementation rules issued in January 2007 and revised in May 2016, all foreign exchange matters involved in employee share ownership plans and share option plans in which citizens of Chinese mainland participate require approval from SAFE or its authorized branch. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies. Under these notices, domestic residents who are granted stock options by an overseas publicly listed company are required, through a domestic agent or domestic subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. We and our domestic resident employees who have been granted stock options are subject to these regulations. We have designated our Chinese mainland subsidiary Baidu Online to handle the registration and other procedures required by these notices. Failure of the option holders to complete their SAFE registrations may subject these domestic employees to fines and legal sanctions and may also limit the ability of the overseas publicly listed company to contribute additional capital into its Chinese mainland subsidiary and limit the Chinese mainland subsidiary’s ability to distribute dividends.

Regulation on Product Quality

Products made in Chinese mainland are subject to the PRC Product Quality Law, which was promulgated on February 22, 1993 and most recently amended on December 29, 2018. According to the PRC Product Quality Law, a seller of a product should be responsible for repairing, replacing or returning the product with any of the following defects, and should compensate for the damages incurred by consumers who bought such defective product: (i) the product does not have the usability which such product should have and there are no prior indications about such situation; (ii) the actual quality of such product fails to comply with the standards specified on such product or the package of such product; and (iii) the actual quality of such product fails to meet the quality status specified by way of product specifications and samples. After the seller performs its obligation of repairing, replacing and returning the defective product and/or compensating for the customers’ damages, such seller is entitled to seek reimbursement from the manufacturer of such product, if it could be proved that the defect is caused by the manufacturer. According to the PRC Product Quality Law, a manufacturer of a product should be responsible to compensate for the damages to any person caused by the defect of such product, unless the manufacturer is able to prove that: (i) it did not circulate the product; (ii) the defect did not exist at the time when the product was circulated; or (iii) scientific or technologic knowledge at the time when such product was circulated was not such that it allowed the defect to be discovered.

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

In addition, according to the PRC Social Insurance Law and the Regulations on the Administration of Housing Provident Funds, employers in Chinese mainland must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing provident funds.

Regulations on Taxation

For a discussion of applicable tax regulations of Chinese mainland, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation.”

C.	Organizational Structure

The following is a list of our principal subsidiaries and the variable interest entities as of the date of this annual report on Form 20-F:

Name	Place of Formation	Relationship
Baidu Holdings Limited	British Virgin Islands	Wholly owned subsidiary
Baidu (Hong Kong) Limited	Hong Kong	Wholly owned subsidiary
Baidu Online Network Technology (Beijing) Co., Ltd.	Chinese Mainland	Wholly owned subsidiary
Baidu (China) Co., Ltd.	Chinese Mainland	Wholly owned subsidiary
Baidu.com Times Technology (Beijing) Co., Ltd	Chinese Mainland	Wholly owned subsidiary
Dulian Network Technology (Hainan) Co., Ltd	Chinese Mainland	Wholly owned subsidiary
Beijing Baidu Netcom Science Technology Co., Ltd.	Chinese Mainland	Variable interest entity
Beijing Perusal Technology Co., Ltd	Chinese Mainland	Variable interest entity
iQIYI, Inc.	Cayman Islands	Majority-owned subsidiary
Beijing QIYI Century Science & Technology Co., Ltd	Chinese Mainland	Majority-owned subsidiary
Beijing iQIYI Science & Technology Co., Ltd	Chinese Mainland	Variable interest entity
Beijing Duyou Information Technology Co., Ltd	Chinese Mainland	Wholly owned subsidiary

The following diagram illustrates our corporate structure, including our principal subsidiaries and the variable interest entities as of the date of this annual report on Form 20-F:

Notes:

(1)

Beijing Baidu Netcom Science Technology Co., Ltd. is 99.5% owned by Mr. Robin Yanhong Li, our chairman and chief executive officer, and 0.5% owned by Ms. Shanshan Cui, one of our employees. Please see “Item 6.E. Directors, Senior Management and Employees—Share Ownership” for details of Mr. Robin Yanhong Li’s beneficial ownership in our company.

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

Contractual Arrangements with the Variable Interest Entities and Other Consolidated Affiliated Entities and their Shareholders

The laws and regulations of Chinese mainland restrict and impose conditions on foreign investment in, among other areas, internet content services, value-added telecommunication-based services, internet map services, online audio and video services and mobile application distribution businesses. Accordingly, we operate these businesses in Chinese mainland through the variable interest entities. We have entered into a series of contractual arrangements with the variable interest entities and the nominee shareholders of the variable interest entities. These contractual arrangements:

•	enable us to receive the economic benefits that could potentially be significant to the variable interest entities in consideration for the services provided by our subsidiaries;

•	effectively assigned all of the voting rights underlying the nominee shareholders’ equity interest in the variable interest entities to us; and

•	enable us to hold an exclusive option to purchase all or part of the equity interests in the variable interest entities when and to the extent permitted by the laws of Chinese mainland.

These contractual agreements among our company/iQIYI/our certain offshore subsidiaries, and our subsidiaries, the variable interest entities and their respective shareholders generally include proxy agreements or shareholder voting rights trust agreements, exclusive equity purchase and transfer option agreements or exclusive purchase option agreements, loan agreements, operating agreements or business operation agreements, exclusive technology consulting and services agreements, and equity pledge agreements, as the case may be. As for some of the variable interest entities, our subsidiaries have entered into additional business cooperation agreements, power of attorney, license agreements and/or commitment letters (as the case may be) with these variable interest entities and their respective nominee shareholders. We do not have any equity interests in the variable interest entities and these contractual agreements are not equivalent to equity ownership in the business of the variable interest entities. Despite the lack of equity majority ownership, as a result of the contractual arrangements, the shareholders of the variable interest entities effectively assigned all of their voting rights and economic interests underlying their equity interest in the variable interest entities to the primary beneficiaries of these companies, which gives our company/iQIYI the power to direct the activities that most significantly impact the variable interest entities’ economic performance. In addition, through the other exclusive agreements, which consist of exclusive equity purchase and transfer option agreements/exclusive purchase option agreements or commitment letters, operating agreements/business operation agreements, exclusive technology consulting and services agreements and license agreements, the primary beneficiaries, by themselves or by their wholly-owned subsidiaries in Chinese mainland, demonstrate their ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the variable interest entities. The variable interest entities are subject to operating risks, which determine the variability of our company’s interest in those entities. Based on these contractual arrangements, we consolidate the variable interest entities as required by Accounting Standards Codification (ASC) Topic 810, Consolidation. The individual nominee shareholders of Baidu Netcom, Beijing Perusal and Beijing iQIYI, the variable interest entities, are directors or employees of our company/ iQIYI. We/iQIYI consider such people suitable to act as the nominee shareholders of these variable interest entities because of, among other considerations, their contribution to our company/iQIYI, their competence and their length of service with and loyalty to our company/iQIYI. If the variable interest entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that effectively assigned us the voting rights and/or economic interests in the variable interest entities. Furthermore, if we are unable to maintain such effective assignment, we would not be able to continue to consolidate the financial results of the variable interest entities in our financial statements. In 2023, 2024 and 2025, we derived 45%, 44% and 50% of our external revenues from the variable interest entities, respectively. Based on the book value of Baidu Netcom and Beijing Perusal and taking into account major adjustments for intra-group transactions, the revenue contribution of Baidu Netcom to us for each of the years ended December 31, 2023, 2024 and 2025 was 13%, 17% and 18%, respectively, and the revenue contribution of Beijing Perusal was all 0% for each of the same periods. For a detailed revenue contribution, see “Item 3.A. [Reserved]—Financial Information Related to the Variable interest Entities.” For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Item 4.B. Information on the Company—Business Overview—Regulations.” For a detailed description of the risks associated with our corporate structure, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

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

Exclusive Equity Purchase and Transfer Option Agreement or Exclusive Purchase Option Agreements

Pursuant to the exclusive equity purchase and transfer option agreement by and among our company, Baidu Online, Baidu Netcom and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom have irrevocably granted our company or its designated person(s) (including Baidu Online) an exclusive option to purchase, to the extent permitted under the laws of Chinese mainland, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable laws of Chinese mainland. The nominee shareholders must remit to Baidu Online any amount that is paid by Baidu Online in connection with the purchased equity interest as requested by our company or its designated person(s) (including Baidu Online) to the extent permitted by the applicable laws. Our company or its designated person(s) have sole discretion to decide when to exercise the option, whether in part or in full amount. Any and all dividends and other capital distributions from Baidu Netcom to the nominee shareholders must be repaid to Baidu, Inc. in full amount. Our company or its designated person(s) (including Baidu Online) also have the exclusive right to cause the nominee shareholders of Baidu Netcom to transfer their equity interest in Baidu Netcom to our company or any designated third party. Our company will provide unlimited financial support to Baidu Netcom, if Baidu Netcom becomes in need of any form of reasonable financial support in the normal operation of business. If Baidu Netcom were to incur any loss and as a result cannot repay any loans from our company (through Baidu Online), our company will unconditionally forgive any such loans to Baidu Netcom upon provision by Baidu Netcom of sufficient proof for its loss and incapacity to repay. In addition, the shareholders of Baidu Netcom must appoint the candidates recommended by Baidu Online as their representatives on Baidu Netcom’s board of directors. The agreement will terminate upon the transfer by the nominee shareholders of Baidu Netcom of all their equity interests in Baidu Netcom to our company or its designated person(s) or upon expiration of the term of business of our company or Baidu Netcom.

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

In 2023, 2024 and 2025, Baidu Netcom and Beijing Perusal did not pay any service fees to Baidu Online.

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

Through design of the aforementioned agreements, the nominee shareholders of these variable interest entities have effectively assigned their full voting rights to our company/iQIYI, which gives our company/iQIYI the power to direct the activities that most significantly impact the variable interest entities’ economic performance. Our company/iQIYI obtains the ability to approve decisions made by the variable interest entities and the ability to acquire the equity interests in the variable interest entities when permitted by the laws of Chinese mainland. Our company/iQIYI is obligated to absorb losses of the variable interest entities that could potentially be significant to the variable interest entities through providing unlimited financial support to the variable interest entities or is entitled to receive economic benefits from the variable interest entities that could potentially be significant to the variable interest entities through the exclusive technology consulting and service fees. As a result of these contractual arrangements, our company/iQIYI is determined to be the primary beneficiary of these variable interest entities and we consolidate these variable interest entities through our company/iQIYI as required by Accounting Standards Codification Topic 810, Consolidation.

We have also entered into contractual arrangements with several other variable interest entities and their respective nominee shareholders, including iQIYI’s other variable interest entities and their respective nominee shareholders, through some of our subsidiaries other than Baidu Online and Beijing QIYI Century, which result in our company/iQIYI or relevant offshore subsidiaries, as the case may be, being the primary beneficiaries of the relevant variable interest entities. As a result of these contractual arrangements, we consolidate these other variable interest entities through the subsidiaries as required by Accounting Standards Codification Topic 810, Consolidation. In addition, we have entered into similar contractual arrangements with consolidated affiliated entities and their shareholders in certain other jurisdictions.

D.	Property, Plant and Equipment

Our corporate headquarters, Baidu Campus, is located in Shangdi, Haidian district of Beijing. We own the office building of Baidu Campus and a nearby office building, Baidu Science Park, which is located in Malianwa, Haidian district of Beijing. Besides Beijing, we own and occupy office buildings in Shanghai and Shenzhen.

We also lease offices in Beijing, many other cities in Chinese mainland and places outside of Chinese mainland, including in the United States, Canada, Hong Kong, Malaysia, Japan, Thailand and Singapore.

Our servers are hosted at the internet data centers of major telecom operators, including China Telecom, China Unicom and China Mobile, in over ten selected cities across China. Our content delivery network covers most of the major cities in Chinese mainland.

In 2025, we completed the third-phase construction of our cloud computing centers in certain cities, which all serve as our internet data centers in China.

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

Revenue

Our revenues are derived principally from online marketing services and others. Online marketing services primarily include performance-based online marketing services and other online marketing services. Others primarily include cloud services and video membership services.

Costs and Expenses

Our costs and expenses consist of cost of revenues, selling, general and administrative expenses, research and development expenses, and impairment of long-lived assets. Share-based compensation expenses are allocated among cost of revenues, selling, general and administrative expenses and research and development expenses, based on the nature of the work of the employees who have received share-based compensation.

Cost of Revenue

Our cost of revenue primarily consist of content costs, traffic acquisition costs, bandwidth costs, depreciation costs, server custody fees, cost of goods sold and salaries and benefits for operation and service personnel.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses primarily consist of promotional and marketing expenses, salaries and benefits for our sales, marketing, general and administrative personnel, and expected credit losses.

Research and Development Expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel, server depreciation expenses and server custody fees. We expense research and development costs as they are incurred, except for capitalized software development costs that fulfill the capitalization criteria.

Impairment of long-lived assets

Impairment of long-lived assets consists of impairment losses attributable to the Core asset group.

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

Chinese Mainland Enterprise Income Tax

Chinese mainland’s statutory enterprise income tax rate is 25%. An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a “High and New Technology Enterprise” strongly supported by the state. Pursuant to the Administrative Measures on the Recognition of High and New Technology Enterprises, as amended in January 2016, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation make a joint determination on whether an enterprise is qualified as a “High and New Technology Enterprise,” or HNTE, under the EIT Law. In making such determination, these government agencies consider, among other factors, ownership of core technology, whether the key technology supporting the core products or services falls within the scope of high and new technology strongly supported by the state as specified in the administrative measures, the ratios of research and development personnel to total personnel, the ratio of research and development expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to revenue, and other measures set forth in the guidance. A “High and New Technology Enterprise” certificate is effective for a period of three years. Further, preferential enterprise income tax rates are available for qualified Software Enterprises whereby entities are entitled to full exemption from enterprise income tax for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years.

Certain PRC subsidiaries and VIEs, including Baidu Online, Baidu China, Baidu International and Baidu Netcom, etc. are qualified HNTEs and enjoy a reduced tax rate of 15% for the years presented, which will expire from 2026 to 2028. An entity could re-apply for the HNTE certificate when the prior certificate expires. Historically, all of the Company’s subsidiaries and VIEs have successfully renewed their certificates when the prior ones expired. Certain subsidiaries enjoyed a reduced tax rate as qualified Software Enterprise for the years presented, which will expire from 2026 to 2028.

If our Chinese mainland subsidiaries or the variable interest entities that have enjoyed preferential tax treatment no longer qualify for the preferential treatment, we will consider available options under applicable law that would enable us to qualify for alternative preferential tax treatment. To the extent we are unable to offset the impact of the expiration of existing preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, the expiration of existing preferential tax treatment may cause our effective tax rate to increase. The amount of income tax payable by our Chinese mainland subsidiaries and the variable interest entities in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the entities. Our effective tax rate depends partially on the extent of the relative contribution of each of our subsidiaries and the variable interest entities to our consolidated taxable income.

Withholding Tax

Under the EIT Law and its implementation rules, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our Chinese mainland subsidiaries, to any of its non-resident enterprise investors, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to enterprise income tax at the rate of 10%, namely withholding tax, unless the non-resident enterprise investor’s jurisdiction of incorporation has a tax treaty or arrangement with Chinese mainland that provides for a reduced withholding tax rate or an exemption from withholding tax. The Notice on Several Preferential Policies regarding Enterprise Income Tax Law jointly promulgated by the Ministry of Finance and State Administration of Taxation in February 2008, clarifies that undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 will be exempted from any withholding tax.

The British Virgin Islands, where Baidu Holdings Limited, the sole shareholder of certain of our mainland subsidiaries such as Baidu Online, is incorporated, does not have such a tax treaty with Chinese mainland.

Hong Kong, where Baidu (Hong Kong) Limited, our wholly owned subsidiary and the sole shareholder of certain of our Chinese mainland subsidiaries such as Baidu Times and Baidu China, is incorporated, has a tax arrangement with Chinese mainland that provides for a lower withholding tax rate of 5% on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the Chinese mainland enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. However, pursuant to Circular on Issues Concerning Implementing Dividend Clauses of Tax Treaties issued by the State Administration of Taxation in February 2009, if the PRC tax authorities determine, in their discretion, that a company benefits from the reduced withholding tax rate on dividends due to a structure or arrangement designed for the primary purpose of obtaining favorable tax treatment, the PRC tax authorities may adjust the preferential tax treatment. Moreover, pursuant to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, issued by the State Administration of Taxation in February 2018, which became effective from April 1, 2018, a resident of a contracting state will not qualify for the benefits under the tax treaties or arrangements, if it is not the “beneficial owner” of the dividend, interest and royalty income. According to this circular, a “beneficial owner” is required to have ownership and the right to dispose of the income or the rights and properties giving rise to the income, and generally engage in substantive business activities. An agent or conduit company will not be regarded as a “beneficial owner” and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up primarily for the purpose of evading or reducing taxes or transferring or accumulating profits. In addition, pursuant to Bulletin on Administrative Measures on Treaties Benefit for Non-resident Taxpayers, issued by the State Administration of Taxation in October 2019, non-resident enterprises are not required to obtain pre-approval from the tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises may, if they determine by self-assessment that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply for the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-filing examinations by the tax authorities.

From 2023 to 2025, certain of our Chinese mainland subsidiaries have declared and distributed profits earned to Baidu (Hong Kong) Limited, the dividend payments are subject to withholding tax. In addition, in 2024 and 2025, Baidu, Inc. received RMB15.2 billion and RMB6.5 billion (US$933 million) as cash distributions from one of its subsidiaries. We have made tax provisions based on the corresponding tax rate. If our Chinese mainland subsidiaries further declare and distribute profits earned after January 1, 2008 to us in the future, the dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For the potential distributable profits to be distributed to our qualified Hong Kong incorporated subsidiary, the deferred tax liabilities are accrued at a 5% withholding tax rate or the statutory withholding tax rate. For more information on related risks, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—If our Chinese mainland subsidiaries declare and distribute dividends to their respective offshore parent companies, we will be required to pay more taxes, which could have a material and adverse effect on our result of operations.”

Tax Residence

Under the EIT Law and its implementation rules, an enterprise established outside of Chinese mainland with “de facto management body” within Chinese mainland is considered a resident enterprise and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The term “de facto management body” refers to “the establishment that exercises substantial and overall management and control over the production, business, personnel, accounts and properties of an enterprise.” Pursuant to SAT Circular 82, issued by the State Administration of Taxation in April 2009, an overseas registered enterprise controlled by a Chinese mainland company or a Chinese mainland company group will be classified as a “resident enterprise” with its “de facto management body” located within Chinese mainland if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations are mainly located in Chinese mainland; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies located in Chinese mainland; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in Chinese mainland; and (iv) no less than half of the enterprise’s directors or senior management with voting rights reside in Chinese mainland. The State Administration of Taxation issued additional rules to provide more guidance on the implementation of SAT Circular 82 in July 2011, and issued an amendment to SAT Circular 82 delegating the authority to its provincial branches to determine whether a Chinese-controlled overseas-incorporated enterprise should be considered a Chinese mainland resident enterprise, in January 2014. Although the SAT Circular 82, the additional guidance and its amendment only apply to overseas registered enterprises controlled by Chinese mainland enterprises and not those controlled by Chinese mainland individuals or foreigners, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by Chinese mainland enterprises, individuals or foreigners.

If our offshore entities are deemed Chinese mainland resident enterprises, these entities may be subject to enterprise income tax at the rate of 25% on their global incomes, except that the dividends distributed by our Chinese mainland subsidiaries may be exempt from enterprise income tax to the extent such dividends are deemed “dividends among qualified resident enterprises.” For more information on related risks, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be deemed a Chinese mainland resident enterprise under the EIT Law, which could subject us to Chinese mainland’s taxation on our global income, and which may have a material and adverse effect on our results of operations.”

Should our offshore entities be deemed as Chinese mainland resident enterprises, such changes could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Chinese Mainland Urban Maintenance and Construction Tax and Education Surcharge

Any entity, foreign-invested or purely domestic, or individual that is subject to consumption tax and value-added tax is also required to pay Chinese mainland urban maintenance and construction tax. The rates of urban maintenance and construction tax are 7%, 5% or 1% of the amount of consumption tax and value-added tax actually paid depending on where the taxpayer is located. All entities and individuals who pay consumption tax and value-added tax are also required to pay education surcharges at a rate of 3%, and local education surcharges at a rate of 2%, of the amount of value-added tax and consumption tax actually paid.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in millions)
Consolidated Statements of Comprehensive Income Data
Revenue	134,598	133,125	129,079	18,458

Costs and expenses:
Cost of revenue(1)	65,031	66,102	72,436	10,358
Selling, general and administrative(1)	23,519	23,620	25,843	3,696
Research and development(1)	24,192	22,133	20,433	2,922
Impairment of long-lived assets	—	—	16,190	2,315

Total costs and expenses	112,742	111,855	134,902	19,291

Operating income (loss)	21,856	21,270	(5,823)	(833)

Total other income, net	3,342	7,352	12,539	1,793

Income before income taxes	25,198	28,622	6,716	960

Income tax expense	3,649	4,447	1,259	180

Net income	21,549	24,175	5,457	780

Less: Net income (loss) attributable to noncontrolling interests	1,234	415	(132)	(19)

Net income attributable to Baidu, Inc.	20,315	23,760	5,589	799

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in millions)
(1) Includes share-based compensation expenses as follows:
Cost of revenue	590	461	389	56
Selling, general and administrative	1,678	1,427	1,181	169
Research and development	4,077	2,896	2,035	292

Total	6,345	4,784	3,605	517

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Consolidated revenue. Our total revenue in 2025 were RMB129.1 billion (US$18.5 billion), decreasing by 3% from 2024, primarily due to a decrease in online marketing revenue, partially offset by an increase in revenue from cloud services.

Consolidated costs and expenses. Our total costs and expenses increased by RMB23.0 billion, or 21%, from RMB111.9 billion in 2024 to RMB134.9 billion (US$19.3 billion) in 2025.

Cost of Revenue. Our cost of revenue increased by RMB6.3 billion, or 10%, from RMB66.1 billion in 2024 to RMB72.4 billion (US$10.4 billion) in 2025, primarily due to an increase in bandwidth costs, depreciation costs and server custody fees, mainly related to development of cloud services.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by RMB2.2 billion, or 9%, from RMB23.6 billion in 2024 to RMB25.8 billion (US$3.7 billion) in 2025, primarily due to an increase in channel spending expenses and expected credit losses.

Research and Development Expenses. Our research and development expenses decreased by RMB1.7 billion, or 8%, from RMB22.1 billion in 2024 to RMB20.4 billion (US$2.9 billion) in 2025, primarily due to a decrease in personnel-related expenses.

Impairment of long-lived assets. Impairment of long-lived assets was RMB16.2 billion (US$2.3 billion) in 2025, attributable to an impairment loss of Core asset group.

Operating loss. As a result of the foregoing, we generated an operating loss of RMB5.8 billion (US$833 million) in 2025.

Excluding the impact of impairment of long-lived assets, operating income was RMB10.4 billion (US$1.5 billion) in 2025.

Total other income, net. Our total other income, net was RMB12.5 billion (US$1.8 billion) in 2025, compared to RMB7.4 billion in 2024.

Income tax expense. Our income tax expense was RMB1.3 billion (US$180 million) in 2025, compared to RMB4.4 billion in 2024.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. decreased from RMB23.8 billion in 2024 to RMB5.6 billion (US$799 million) in 2025.

Excluding the impact of impairment of long-lived assets, net income attributable to Baidu, Inc. was RMB19.4 billion (US$2.8 billion) in 2025.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Consolidated revenue. Our total revenue in 2024 were RMB133.1 billion, decreasing by 1% from 2023, primarily due to a decrease in online marketing revenue, partially offset by an increase in revenue from cloud services.

Consolidated costs and expenses. Our total costs and expenses decreased by RMB887 million, or 1%, from RMB112.7 billion in 2023 to RMB111.9 billion in 2024.

Cost of Revenue. Our cost of revenue increased by RMB1.1 billion, or 2%, from RMB65.0 billion in 2023 to RMB66.1 billion in 2024, primarily due to an increase in traffic acquisition costs arose from increasing union revenues, an increase in bandwidth costs and server custody fees mainly related to development of cloud services, and partially offset by a decrease in content costs mainly due to iQIYI’s lighter content slate.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses were RMB23.6 billion in 2024, which remained generally flat from RMB23.5 billion in 2023.

Research and Development Expenses. Our research and development expenses decreased by RMB2.1 billion, or 9%, from RMB24.2 billion in 2023 to RMB22.1 billion in 2024, primarily due to a decrease in personnel-related expenses.

Operating income. As a result of the foregoing, we generated operating income of RMB21.3 billion in 2024, a 3% decrease from RMB21.9 billion in 2023.

Total other income, net. Our total other income, net was RMB7.4 billion in 2024, compared to RMB3.3 billion in 2023.

Income tax expense. Our income tax expense was RMB4.4 billion in 2024, compared to RMB3.6 billion in 2023.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. increased from RMB20.3 billion in 2023 to RMB23.8 billion in 2024.

Segment Revenue

The following table sets forth our revenues by segment and the year-over-year change rate for the periods indicated, with each segment revenues including inter-segment revenues:

	Year ended December 31,
	2023	2024		2025
	RMB	RMB	YoY%	RMB	US$	YoY%
	(In millions, except percentages)
Revenue:
Baidu General Business*	103,465	104,712	1	102,485	14,655	(2)
iQIYI	31,873	29,225	(8)	27,290	3,902	(7)

*	Starting from the fourth quarter of 2025, we redefined Baidu Core as Baidu General Business.

Baidu General Businesses

2025 compared to 2024

Baidu General Business revenue was RMB102.5 billion (US$14.7 billion) in 2025, decreasing by 2% compared to RMB104.7 billion in 2024. The decrease was primarily due to a decline in online marketing revenue, partially offset by growth in cloud services. The decline in online marketing revenue reflected the impact of our ongoing AI transformation on monetization, as well as unfavorable macroeconomic conditions that adversely affected customers’ advertising budgets and spending. The decline was partially offset by growth in cloud services, which was mainly driven by accelerating enterprise AI adoption and our full-stack end-to-end AI capabilities.

2024 compared to 2023

Baidu General Business revenue was RMB104.7 billion in 2024, increasing by 1% compared to RMB103.5 billion in 2023. The increase was primarily driven by growth in cloud services, partially offset by a decline in online marketing revenue. Growth in cloud services revenue was mainly attributable to an increase in scale of cloud solution projects and standardizing cloud solutions and applications for scale, and an increase in subscription for personal cloud service, partially offset by a decrease in cloud solution revenue generated from the smart transportation industry. The decline in online marketing revenues was mainly attributable to weakness in certain offline sectors, such as healthcare, real estate and home furnishing, which were particularly impacted by persistent macroeconomic challenges. During 2024, we continued our AI-driven search renovation to improve monetization capabilities.

iQIYI

2025 compared to 2024

iQIYI revenue was RMB27.3 billion (US$3.9 billion) in 2025, decreasing by 7%, from RMB29.2 billion in 2024. The decrease was primarily due to declines in membership services revenue and online advertising revenue. The decline in membership services revenue was attributable to a lighter content slate and the competition among online entertainment video service providers. The decline in online advertising revenue was mainly due to some advertisers adjusting their advertising and promotion strategies in response to macro pressure.

2024 compared to 2023

iQIYI revenue was RMB29.2 billion in 2024, decreasing by 8%, from RMB31.9 billion in 2023. The decrease was primarily due to declines in membership services revenue and online advertising revenue. The decline in membership services revenue was attributable to a lighter content slate. The decline in online advertising revenue mainly reflected a decrease in brand advertising, partially offset by growth in performance-based advertising.

Segment Costs and Expenses

The following table sets forth our costs and expenses by segment and the year-over-year change rate for the periods indicated, with each segment costs and expenses including inter-segment costs and expenses:

	Year ended December 31,
	2023	2024		2025
	RMB	RMB	YoY%	RMB	US$	YoY%
	(In millions, except percentages)
Costs and Expenses:
Baidu General Business	84,640	85,234	1	108,529	15,519	27
iQIYI	28,884	27,414	(5)	27,061	3,870	(1)

Baidu General Business. Costs and expenses of Baidu General Business mainly consist of personnel-related costs and expenses, traffic acquisition costs, marketing and promotion spending, depreciation costs and expenses, server custody fees, bandwidth costs, costs of goods sold, content costs, and impairment of long-lived assets.

Cost of revenues. The cost of revenues of Baidu General Business increased by 15% from RMB44.8 billion in 2024 to RMB51.5 billion (US$7.4 billion) in 2025, primarily due to an increase in bandwidth costs, depreciation costs and server custody fees, mainly related to development of cloud services.

The cost of revenue of Baidu General Business increased by 5% from RMB42.6 billion in 2023 to RMB44.8 billion in 2024, primarily due to an increase in traffic acquisition costs arose from increasing union revenues and an increase in bandwidth costs and server custody fees mainly related to development of cloud services.

Selling, general and administrative expenses. The selling, general and administrative expenses of Baidu General Business increased by 10% from RMB20.0 billion in 2024 to RMB22.1 billion (US$3.2 billion) in 2025, primarily due to an increase in channel spending expenses and expected credit losses.

The selling, general and administrative expenses of Baidu General Business increased by 2% from RMB19.6 billion in 2023 to RMB20.0 billion in 2024, primarily due to an increase in channel spending and promotional marketing expenses.

Research and development expenses. The research and development expenses of Baidu General Business decreased by 8% from RMB20.4 billion in 2024 to RMB18.8 billion (US$2.7 billion) in 2025, primarily due to a decrease in personnel-related expenses.

The research and development expenses of Baidu General Business decreased by 9% from RMB22.4 billion in 2023 to RMB20.4 billion in 2024, primarily due to a decrease in personnel-related expenses.

Impairment of long-lived assets. Impairment of long-lived assets of Baidu General Business was RMB16.2 billion (US$2.3 billion) in 2025, attributable to an impairment loss of Core asset group.

iQIYI. Costs and expenses of iQIYI mainly consist of content costs, personnel-related costs and expenses, traffic acquisition costs, marketing and promotion spending, payment platform charges, server custody fees and bandwidth costs.

Cost of revenue. The cost of revenue of iQIYI decreased by 2% from RMB22.0 billion in 2024 to RMB21.5 billion (US$3.1 billion) in 2025, primarily due to a decrease in content cost, which was mainly due to iQIYI adopting a more curated content acquisition strategy centered on quality.

The cost of revenue of iQIYI decreased by 5% from RMB23.1 billion in 2023 to RMB22.0 billion in 2024, primarily due to a decrease in the content cost, which was mainly due to a lighter content slate.

Selling, general and administrative expenses. The selling, general and administrative expenses of iQIYI increased by 5% from RMB3.7 billion in 2024 to RMB3.9 billion (US$552 million) in 2025, primarily due to increased marketing and promotional expenses, which was primarily driven by higher marketing spending.

The selling, general and administrative expenses of iQIYI decreased by 8% from RMB4.0 billion in 2023 to RMB3.7 billion in 2024, primarily due to decreased marketing and promotional expenses, which was due to the less spending on user acquisition channels and content promotions.

Research and development expenses. The research and development expenses of iQIYI decreased by 6% from RMB1.8 billion in 2024 to RMB1.7 billion (US$238 million) in 2025, primarily attributable to the decrease in personnel-related expenses.

The research and development expenses of iQIYI was RMB1.8 billion in 2024, which remained generally flat from RMB1.8 billion in 2023.

Critical Accounting Policies and Estimates

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities, and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenue and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

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

Fair Value Measurements of Non-Marketable Equity Investments

We measure certain financial instruments at fair value on a nonrecurring basis, consisting primarily of our non-marketable equity investments. These investments are accounted for under the measurement alternative and are measured at cost, less impairment, subject to upward and downward adjustments resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. These adjustments require quantitative assessments of the fair value of equity investments, primarily using a market approach, which requires the use of unobservable inputs, such as selection of comparable companies and multiples, expected volatility, discount for lack of marketability and probability of exit events as it relates to liquidation and redemption preferences when applicable. Non-marketable equity investments are also evaluated for impairment, based on qualitative factors including the companies’ financial and liquidity position and access to capital resources, among others. When indicators of impairment exist, we also prepare quantitative measurements of the fair value of our equity investments using market approach with unobservable inputs. Our estimates of these inputs require subjective management judgment and are inherently uncertain. The fair value information is sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented. When our assessment indicates that an impairment exists, we write down the investment to its fair value.

Amortization of Content Assets

Based on factors including historical and estimated future viewership consumption patterns, our content assets (licensed copyrights and produced content) are amortized using an accelerated method over the shorter of each content’s contractual period or estimated useful lives, generally within ten years. We review the estimates of future viewership consumption patterns and estimated useful lives on a regular basis. Our estimates require complex and subjective management judgment and any changes in our estimates of future viewership consumption patterns and estimated useful lives may cause us to realize different amounts of amortization in future periods.

Consolidation of Variable Interest Entities

In order to comply with the laws and regulations of Chinese mainland limiting foreign ownership of or imposing conditions on internet content services, value-added telecommunication-based services, internet map services, online audio and video services, and mobile application distribution businesses, we operate our websites and primarily provide the aforementioned services subject to such restriction through the variable interest entities in Chinese mainland by means of contractual arrangements. We have entered into certain exclusive agreements with the variable interest entities directly or through our subsidiaries, which obligate us to absorb losses of the variable interest entities’ that could potentially be significant to the variable interest entities or entitle us to receive economic benefits from the variable interest entities that could potentially be significant to the variable interest entities. In addition, we have entered into certain agreements with the variable interest entities and the nominee shareholders of variable interest entities directly or through our subsidiaries, which enable us to direct the activities that most significantly affect the economic performance of the variable interest entities. Based on these contractual arrangements, we consolidate the variable interest entities as required by ASC Topic 810, Consolidation, because we hold the variable interests of the variable interest entities directly or through the subsidiaries, which are the primary beneficiaries of the variable interest entities. We will reconsider the initial determination of whether a legal entity is a variable interest entity upon certain events listed in ASC 810-10-35-4 occurring. We will also continuously reconsider whether we are the primary beneficiaries of the variable interest entities as facts and circumstances change. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

Segment Reporting

As of December 31, 2023, 2024 and 2025, we had two reportable segments, Baidu General Business and iQIYI. Baidu General Business mainly provides online marketing services and others including cloud services. iQIYI produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content, in a variety of formats.

Our chief executive officer, who has been identified as the chief operating decision maker, reviews the operating results of Baidu General Business and iQIYI, to allocate resources and assess our performance. Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC Topic 280, Segment Reporting.

Revenue Recognition

Our revenue is derived principally from online marketing services and others. Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Revenue is recorded net of value-added tax.

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

Baidu Union online marketing services

Baidu Union is a program through which we expand distribution of its customers’ sponsored links or advertisements by leveraging the traffic of Baidu Union partners’ online properties. We acquire traffic from Baidu Union partners and are responsible for service fulfillment and pricing. The services which we provided to customers through Baidu Union partners’ online properties include CPC, other performance-based online marketing services and online display advertising services. These services are provided in the same way to customers as those through Baidu’s own platforms or properties. As the principal, we recognize revenue from Baidu Union on a gross basis. Payments made to Baidu Union partners are recorded as traffic acquisition costs, which are included in “Cost of revenue” in the consolidated statements of comprehensive income.

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

Cloud services

We provide a wide range of cloud services, generally on either a subscription or consumption basis. Revenue related to cloud services provided on a subscription basis is recognized ratably over the contract period. Revenue related to cloud services provided on a consumption basis, such as the amount of storage used in a period, is recognized based on the customer’s utilization of such resources.

We provide cloud solutions for our customers in various industries. Revenue related to cloud solutions, which mainly include significant integrated products and services, is recognized over time if one of the following criteria is met: (i) the customer simultaneously receives and consumes the benefits as we perform; (ii) our performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (iii) the asset delivered has no alternative use and we have an enforceable right to payment for performance completed to date. For performance obligations satisfied over time, we recognize revenue over time by measuring the progress toward complete satisfaction of a performance obligation. Otherwise, revenue is recognized at a point in time when a customer obtains control of a promised asset or service and we satisfy our performance obligation.

Video membership services

We offer membership services through iQIYI to subscribing members with various privileges. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as “Customer deposits and deferred revenue” and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from subscribing members for on-demand content purchases and early access to premium content. We are the principal as we retain control over the service delivery to the subscribing members. For the sale of the right to other membership services through strategic cooperation with other parties, we recognize revenue on a net basis when we do not control the specified services before they are transferred to the customer.

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

Contract liabilities are mainly related to fees for membership services to be provided over the membership period, which are included in “Customer deposits and deferred revenue” and “Deferred revenue” on the consolidated balance sheets.

Contract assets mainly represent unbilled amounts related to our rights to consideration from the customers and are included in “Other current assets, net” on the consolidated balance sheets.

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

We apply the provisions of ASC Topic 740, Income Taxes (“ASC 740”) in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We have elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. We do not expect the amount of unrecognized tax benefits to increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of our PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2020–2025 remain open to examination by the respective tax authorities. We may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

Long-term Investments

Our long-term investments consist of equity method investments, equity investments with readily determinable fair value, equity investments without readily determinable fair value, equity investments in private equity funds, other investments accounted for at fair value and available-for-sale debt investments.

Investments in entities in which we can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures. Under the equity method, we initially record its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee was a consolidated subsidiary. We subsequently adjust the carrying amount of our investment to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment and its share of each equity investee’s movement in accumulated other comprehensive income or loss is recognized in other comprehensive income(loss). When calculating our proportionate share of each equity investee’s net income or loss, we adjust the net income or loss of equity investee to include accretion of preferred stock that is classified in temporary equity in the investee’s financial statements into earnings. We will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When we have other investments in the equity-method investee and we are not required to advance additional funds to the investee, we would continue to report its share of equity method losses in our statements of comprehensive income after our equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of our other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference. We adopted a one-quarter lag in reporting for our share of equity earnings (losses) to a majority of our equity method investees.

We evaluate the equity method investments for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by us when determining whether an investment has been other-than-temporarily-impaired, include, but are not limited to, the length of the time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the investee, and our intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary and is allocated to the individual net assets underlying equity method investments in the following order: 1) reduce any equity method goodwill to zero; 2) reduce the individual basis differences related to the investee’s long-lived assets pro rata based on their amounts relative to the overall basis difference at the impairment date and 3) reduce the individual basis difference of the investee’s remaining assets in a systematic and rational manner.

For equity investments in private equity funds, over which we do not have the ability to exercise significant influence, we measure those investments using the net asset value per share based on the practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), or NAV practical expedient.

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

For equity investments with readily determinable fair values representing investments in the equity securities of publicly listed companies, on which we do not have significant influence, we measure those investments at fair value, any changes in fair value are recognized in “Others, net” in the consolidated statements of comprehensive income.

For equity investments measured at fair value with changes in fair value recorded in earnings, we do not assess whether those investments are impaired. For equity investments that we elect to use the measurement alternative, we perform impairment assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the financial performance or business prospects of the investee, factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If impairment assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in earnings equal to the difference between the carrying value and fair value.

In accordance with ASC Subtopic 946-320, Financial Services—Investment Companies, Investments—Debt and Equity Securities, our consolidated investment company accounts for long-term equity investments in unlisted companies at fair value. These investments were initially recorded at their transaction price net of transaction costs, if any. Fair values of these investments are re-measured at each reporting date in accordance with ASC 820, and any changes in fair value are recognized in “Others, net” in the consolidated statements of comprehensive income.

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

The allowance for credit losses of the held-to-maturity debt investments reflects our estimated expected losses over the contractual lives of the held-to-maturity debt investments and is charged to “Others, net” in the consolidated statements of comprehensive income.

Licensed Copyrights, net

Licensed copyrights consist of professionally-produced content acquired from external parties, such as drama series, films, variety shows, children’s content, animations, and others, along with micro dramas. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by us in accordance with the conditions of the license agreement and the content is available for its first showing on our platforms. Licensed copyrights are presented on the consolidated balance sheets as current and non-current, based on estimated time of usage.

Our licensed copyrights include the right to broadcast and, in some instances, the right to sublicense. When licensed copyrights include both broadcasting and sublicensing rights, the content costs are allocated to these two rights upon initial recognition.

For the right to broadcast the contents on our own platforms, the content costs are amortized with an accelerated method considering historical and estimated future viewership consumption patterns over the shorter of each content’s contractual period or estimated useful lives within ten years. Estimates of future viewership consumption patterns and estimated useful lives are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization patterns are accounted for as a change in accounting estimate prospectively in accordance with ASC Topic 250, Accounting Changes and Error Corrections.

For the right to sublicense the content to external parties, the content costs are amortized based on its estimated usage pattern and recorded as cost of revenue.

Produced Content, net

We produce original content in-house and in collaboration with external parties. Produced content primarily consists of drama series, films, variety shows, children’s content, animations and others, along with micro dramas. The costs incurred in the physical production of original content include direct production costs, production overhead and acquisition costs. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred. Participation costs are accrued using the individual-film-forecast-computation method, which recognizes the costs in the same ratio as the associated ultimate revenue. Production costs for original content that are predominantly monetized in a film group are capitalized. Production costs for original content predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenue that are expected to be earned, or ultimate revenue; otherwise, they are expensed as cost of revenue.

Ultimate revenue estimates include revenue expected to be earned from all sources during the estimated useful lives of produced content based on anticipated release patterns and historical results of similar produced content. The capitalized production costs are reported separately as “Produced content, net” on the consolidated balance sheets.

We amortize produced content using an accelerated method by considering historical and estimated usage patterns, generally within ten years. Amortization costs are included in “Cost of revenue” in the consolidated statements of comprehensive income.

Impairment of Licensed Copyrights and Produced Content

We evaluate our film groups and individual content for impairment when there are events or changes in circumstances that indicate the fair value of a film group or individual content may be less than its unamortized costs. When such events or changes in circumstances are identified, we assess whether the fair value of an individual content (or film group) is less than its unamortized film costs, determine the fair value of an individual content (or film group) and recognize an impairment charge for the amount by which the unamortized capitalized costs exceed the individual content’s (or film group’s) fair value. We mainly use a discounted cash flow approach to determine the fair value of an individual content or film group, of which the most significant inputs include the forecasted future revenue, costs and operating expenses attributable to an individual content or the film group and the discount rate. An impairment loss attributable to a film group is allocated to individual licensed copyright and produced content within the film group on a pro rata basis using the relative carrying values of those assets.

Impairment of Long-Lived Assets Other Than Goodwill

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of long-lived assets in an asset group may not be fully recoverable. We evaluate the recoverability of our long-lived assets by comparing the carrying amount of our assets to the future undiscounted cash flows expected to result from the use of our assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of our assets, we recognize an impairment loss based on the excess of the carrying amount of our assets over their fair value.

Due to fluctuations in the external environment, in particular the rapid iteration of AI technology, and changes in our internal operations, we performed a recoverability test of the Core asset group and the result indicated that long-lived assets were not recoverable as of September 30, 2025. As the estimated fair value of these assets was below their carrying value, we recognized RMB16.2 billion (US$2.3 billion) impairment losses. We determined the fair value of the Core asset group using the discounted cash flows method, a widely accepted valuation model, with the assistance of an independent third-party valuation firm. The significant assumptions used included revenue growth rates and the discount rate of approximately 13%. The compound annual revenue growth rates used in the quantitative impairment analysis were primarily derived from our projections of future growth activity of 8% to 18% as contemplated in its business plan and adjusted based on the anticipated future utility of the existing long-lived assets.

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

As of December 31, 2025, we had RMB115.5 billion (US$16.5 billion) in cash, cash equivalents, restricted cash and short-term investments, and the variable interest entities had RMB7.6 billion (US$1.1 billion) of cash, cash equivalents, restricted cash, and short-term investments. The cash and cash equivalents consist of cash on hand and investments in interest-bearing demand deposit accounts, time deposits, money market funds and other liquid investments which have original maturities of three months or less. The short-term investments primarily consist of fixed-rate and adjustable-rate debt investments with original maturity of less than one year.

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

Furthermore, cash transfers from our Chinese mainland subsidiaries to their parent companies outside of Chinese mainland are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our Chinese mainland subsidiaries and the variable interest entities to remit sufficient foreign currency to pay dividends or other payments to their parent companies outside of Chinese mainland or our company, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” As of December 31, 2025, our Chinese mainland subsidiaries and the variable interest entities held RMB67.9 billion (US$9.7 billion) of cash, cash equivalents, restricted cash, and short-term investments, RMB239 million (US$34 million) of which were in the form of foreign currencies. As of December 31, 2025, we have made long-term loans in an aggregate principal amount of RMB19.6 billion (US$2.8 billion) to the nominee shareholders of the variable interest entities. As of the date of this annual report, we do not have any repayment schedule with respect to such loans to the nominee shareholders of the variable interest entities.

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

Short-term loans

The total outstanding balance of our short-term loans as of December 31, 2024 and 2025 was RMB10.7 billion and RMB7.6 billion (US$1.1 billion), respectively, which consisted of RMB denominated borrowings from financial institutions in Chinese mainland that were repayable within one year.

As of December 31, 2024 and 2025, we factored certain notes receivables, which mainly comprised of intercompany notes, for cash proceeds. These notes receivables factoring transactions did not qualify as a sale of financial assets under ASC 860 as these notes receivables were transferred with recourse. The factoring transactions were accounted for as secured borrowings and were included in “Short-term loans.” The factored intercompany notes receivables were RMB6.7 billion and RMB5.0 billion (US$711 million) as of December 31, 2024 and 2025, respectively.

As of December 31, 2024 and 2025, the weighted average interest rates for the outstanding borrowings were 1.79% and 1.31%, respectively, and the aggregate amounts of unused lines of credit for short-term loans were RMB17.2 billion and RMB17.8 billion (US$2.2 billion), respectively.

Long-term loans

In April 2021, we entered into a five-year US$3.0 billion term and revolving facilities agreement with a group of 22 arrangers. The facilities consist of a US$1.5 billion five-year bullet maturity term loan and a US$1.5 billion five-year revolving facility. The facility was priced at 85 basis points over LIBOR and is intended for the general corporate purposes. In June 2021, we drew down US$1.5 billion term loan and US$500 million revolving loan under the facility commitment. In June 2023, the facilities were modified and priced at 93 basis points over SOFR (secured overnight financing rate). In connection with the drawdowns and the modification, we entered into and restructured the two interest rate swap agreements, pursuant to which each of the loans would be settled with a fixed annual interest rate of 1.71% during the respective term of the loans. In 2024, we canceled US$1.0 billion unused revolving loan lines under the facility commitment.

Debt securities issuances

We have conducted the following rounds of debt securities issuances, which remain outstanding as of the date of this annual report:

•

In June 2015, we issued an aggregate of US$500 million senior unsecured notes due in 2025, or the 2025 Ten-year Notes, with stated annual interest rate of 4.125%. The net proceeds from the sale of the notes were used for general corporate purposes. We are not subject to any financial covenants or other significant restrictions under the 2025 Ten-year Notes. In 2025, we paid an aggregate of US$10 million in interest payments related to the 2025 Ten-year Notes. In June 2025, the 2025 Ten-year Notes were fully repaid when they became due.

•

In July 2017, we issued an aggregate of US$600 million senior unsecured notes due in 2027, or the 2027 Ten-year Notes, with stated annual interest rate of 3.625%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2025, the total carrying value and estimated fair value were US$600 million and US$597 million, respectively, with respect to the 2027 Ten-year Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2025. We are not subject to any financial covenants or other significant restrictions under the notes. In 2025, we paid an aggregate of US$22 million in interest payments related to the 2027 Ten-year Notes.

•

In March 2018, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2023, or the 2023 Notes, with stated annual interest rate of 3.875%, and an aggregate of US$500 million senior unsecured notes due in 2028, or the 2028 March Notes, with stated annual interest rate of 4.375%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. In September 2023, the 2023 Notes were fully repaid when they became due. As of December 31, 2025, the total carrying value and estimated fair value of the 2028 March Notes were US$500 million and US$504 million, respectively. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2025. We are not subject to any financial covenants or other significant restrictions under the 2028 March Notes. In 2025, we paid an aggregate of US$22 million in interest payments related to the 2028 March Notes.

•

In November 2018, we issued an aggregate of US$600 million senior unsecured notes due in 2024, or the 2024 November Notes, with stated annual interest rate of 4.375%, and an aggregate of US$400 million senior unsecured notes due in 2028, or the 2028 November Notes, with stated annual interest rate of 4.875%. In December 2018, we issued an aggregate of US$250 million senior unsecured notes due in 2024, or the 2024 December Notes, with stated annual interest rate of 4.375%, which constitute a further issuance of, and be fungible with and be consolidated and form a single series with the 2024 November Notes. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. In May 2024, the 2024 November Notes and the 2024 December Notes were fully repaid when they became due, respectively. As of December 31, 2025, the total carrying value and estimated fair value were US$400 million and US$409 million, respectively, with respect to the 2028 November Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2025. We are not subject to any financial covenants or other significant restrictions under the notes. In 2025, we paid an aggregate of US$20 million in interest payments related to these notes.

•

In April 2020, we issued an aggregate of US$600 million senior unsecured notes due in 2025, or the 2025 Five-year Notes, with stated annual interest rate of 3.075%, and an aggregate of US$400 million senior unsecured notes due in 2030, or the 2030 April Notes, with stated annual interest rate of 3.425%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. In April 2025, the 2025 Five-year Notes were fully repaid when they became due. As of December 31, 2025, the total carrying value and estimated fair value were US$400 million and US$388 million, respectively, with respect to the 2030 April Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2025. We are not subject to any financial covenants or other significant restrictions under the notes. In 2025, we paid an aggregate of US$23 million in interest payments related to these notes.

•

In October 2020, we issued an aggregate of US$650 million senior unsecured notes due in 2026, or the 2026 Notes, with stated annual interest rate of 1.720%, and an aggregate of US$300 million senior unsecured notes due in 2030, or the 2030 October Notes, with stated annual interest rate of 2.375%. The net proceeds from the sale of the notes are to be used to repay existing indebtedness. As of December 31, 2025, the total carrying value and estimated fair value were US$650 million and US$646 million, respectively, with respect to the 2026 Notes, and US$300 million and US$277 million, respectively, with respect to the 2030 October Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2025. We are not subject to any financial covenants or other significant restrictions under the notes. In 2025, we paid an aggregate of US$18 million in interest payments related to these notes.

•

In August 2021, we issued an aggregate of US$300 million senior unsecured notes due in 2027, or the 2027 Five-year Notes, with stated annual interest rate of 1.625%, and an aggregate of US$700 million senior unsecured notes due in 2031, or the 2031 Notes, with stated annual interest rate of 2.375%. The net proceeds from the sale of the notes are to be used for general corporate purposes, including repayment of certain existing indebtedness. As of December 31, 2025, the total carrying value and estimated fair value were US$300 million and US$292 million, respectively, with respect to the 2027 Five-year Notes, and US$700 million and US$637 million, respectively, with respect to the 2031 Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2025. We are not subject to any financial covenants or other significant restrictions under the notes. In 2025, we paid an aggregate of US$22 million in interest payments related to these notes.

•

In March 2025, we issued an aggregate of RMB7.5 billion senior unsecured notes due in 2030, or the 2030 Five-year Notes, with stated annual interest rate of 2.70%, and an aggregate of RMB2.5 billion senior unsecured notes due in 2035, or the 2035 Notes, with stated annual interest rate of 3.00%. The net proceeds from the sale of these notes are to be used for general corporate purposes, including repayment of certain existing indebtedness and payment of interest and general corporate purposes. As of December 31, 2025, the total carrying value and estimated fair value were RMB7.5 billion and RMB7.6 billion, respectively, with respect to the 2030 Five-year Notes, and RMB2.5 billion and RMB2.5 billion, respectively, with respect to the 2035 Notes. We are not subject to any financial covenants or other significant restrictions under these notes. In 2025, we paid an aggregate of RMB139 million in interest payments related to these notes.

•

In March 2025, we issued an aggregate of US$2 billion exchangeable bonds due 2032, or the 2032 Exchangeable Bonds, which bear no regular interest. Holders of the 2032 Exchangeable Bonds may not exchange their bonds prior to the first anniversary of the issue date of the bonds. Between the first anniversary of the issue date and the date falling 6 months prior to the maturity date of the 2032 Bonds, holders of the bonds may exchange the bonds into cash only upon the satisfaction of certain contingencies. Thereafter and until the second scheduled trading day preceding the maturity date, holders may exchange the bonds into cash at any time. The 2032 Exchangeable Bonds reference ordinary shares of Trip.com Group Limited that are listed on the Hong Kong Stock Exchange, or the Trip.com Shares, and the initial exchange ratio of the 2032 Exchangeable Bonds is 1,107.0457 Trip.com Shares per US$100,000 principal amount of the 2032 Exchangeable Bonds. Subject to certain conditions, we may elect to deliver Trip.com Shares held by us in lieu of cash or a combination of cash and Trip.com Shares. The net proceeds from the sale of the 2032 Exchangeable Bonds are for repayment of certain existing indebtedness, payment of interest and general corporate purposes. As of December 31, 2025, the total carrying value and estimated fair value were US$2 billion and US$2 billion, respectively, with respect to the 2032 Exchangeable Bonds. We are not subject to any financial covenants or other significant restrictions under the notes.

•

In September 2025, we issued an aggregate of RMB4.4 billion senior unsecured notes due in 2029, or the 2029 Notes, with stated annual interest rate of 1.90%. The net proceeds from the sale of these notes are to be used for general corporate purposes, including repayment of certain existing indebtedness, payment of interest and general corporate purposes. We are not subject to any financial covenants or other significant restrictions under these notes. As of December 31, 2025, the total carrying value and estimated fair value were RMB4.4 billion and RMB4.3 billion, respectively, with respect to the 2029 Notes. We are not subject to any financial covenants or other significant restrictions under the 2029 Notes.

Under the terms of the indentures governing the 2027 Ten-year Notes and the 2028 March Notes, events of default include, among others, there occurring with respect to any of our indebtedness or indebtedness of our principal controlled entities, an event of default resulting in accelerated maturity or a failure to pay principal, interest or premium when due, and that the outstanding principal amount under payment default or accelerated maturity equals or exceeds the greater of US$100 million and 2.5% of our total equity. Under such indentures, principal controlled entities refer to entities as to which one or more of the following conditions is/are satisfied: (i) its total revenue or consolidated total revenue attributable to our company is at least 5% of our consolidated total revenue, (ii) its net profit or consolidated net profit attributable to our company is at least 5% of our consolidated net profit; or (iii) its net assets or consolidated net assets attributable to our company are at least 10% of our consolidated net assets. For example, iQIYI constitutes a principal controlled entity under such indentures.

Under the terms of the indentures governing the 2028 November Notes, the 2030 April Notes, the 2026 Notes, the 2030 October Notes, the 2027 Five-year Notes, the 2031 Notes, the 2030 Five-year Notes, the 2035 Notes and the 2029 Notes, events of default include, among others, there occurring with respect to any of our company’s indebtedness, an event of default resulting in accelerated maturity or a failure to pay principal, interest or premium when due, and that the outstanding principal amount under payment default or accelerated maturity equals or exceeds the greater of US$100 million and 2.5% of our total equity. Under the terms and conditions of the 2032 Exchangeable Bonds, events of default include, among others, a failure to perform obligations arising in respect of the exercise of exchange rights and a failure to give certain specified notices to the holder of the bonds.

If any such event of default were to take place, the holders of those notes may declare the principal of notes to be due and payable prior to the stated maturity. Under the terms of the indentures governing the various notes, a declaration of acceleration of the relevant series of notes will be automatically annulled if such event of default is remedied or cured by our company or any of our company’s principal controlled entities, in the case of the 2027 Ten-year Notes and the 2028 March Notes, or our company, in the case of the 2028 November Notes, the 2030 April Notes, the 2026 Notes, the 2030 October Notes, the 2027 Five-year Notes, the 2031 Notes, the 2030 Five-year Notes, the 2035 Notes and the 2029 Notes, or waived by the holders of the relevant notes within 30 days after the declaration of acceleration with respect thereto and if the annulment of the acceleration of those notes would not conflict with any judgment or decree of a court of competent jurisdiction. As of December 31, 2025, there was no such event of default.

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

In 2023, iQIYI repurchased the iQIYI 2026 Convertible Notes with the aggregate principal amount of US$504 million through separate and individually privately negotiated agreements with certain holders. In 2024, iQIYI repurchased the iQIYI 2026 Convertible Notes in an aggregate principal amount of US$396 million as requested by the holders. As of December 31, 2025, US$0.1 million principal amount of the iQIYI 2026 Convertible Notes remained outstanding.

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

Holders of the iQIYI PAG Convertible Notes have the right to require iQIYI to repurchase for cash all or part of their Notes, at a repurchase price equal to 120% and 130% of the principal amount of the iQIYI PAG Convertible Notes on or shortly after the third anniversary of the issuance date and the fifth anniversary of the issuance date, respectively. Upon the closing of the transaction, the Investors have appointed the executive chairman of PAG, as a member to the board of directors, a member of the compensation committee and a non-voting member of the audit committee of iQIYI pursuant to their rights in the definitive agreements. For the years ended December 31, 2023, 2024 and 2025, the amount of interest cost recognized of iQIYI PAG Convertible Notes was RMB473 million, RMB487 million and RMB439 million (US$63 million), respectively. The repayments of iQIYI PAG Convertible Notes are guaranteed by equity interests of certain subsidiaries of iQIYI and collateralized by partial cash consideration related to certain contracts for which nil cash consideration has been charged as of December 31, 2025 and recorded as long-term restricted cash.

In 2025, iQIYI repurchased the iQIYI PAG Convertible Notes in an aggregate principal amount of US$28 million through separate and individually privately negotiated agreements with certain holders. As of December 31, 2025, US$523 million principal amount of the iQIYI PAG Convertible Notes remained outstanding.

iQIYI 2028 Convertible Senior Notes

•

On March 7, 2023, iQIYI issued US$600 million convertible senior notes (the “iQIYI 2028 Convertible Notes”). The iQIYI 2028 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable quarterly in cash at a rate of 6.50% per annum on March 15, June 15 September 15 and December 15 of each year, beginning on June 15, 2023. The iQIYI 2028 Convertible Notes will mature on March 15, 2028 unless redeemed, repurchased or converted prior to such date.

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

As of December 31, 2025, iQIYI had repurchased the iQIYI 2028 Convertible Notes in an aggregate principal amount of US$392 million through separate and individually privately negotiated agreements with certain holders. As of December 31, 2025, US$208 million principal amount of the iQIYI 2028 Convertible Notes remained outstanding.

iQIYI 2030 Convertible Senior Notes

•

On February 24, 2025, iQIYI issued US$350 million convertible senior notes (the “iQIYI 2030 Convertible Notes”). The iQIYI 2030 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable quarterly in cash at a rate of 4.625% per annum on March 15, June 15 September 15 and December 15 of each year, beginning on June 15, 2025. The iQIYI 2030 Convertible Notes will mature on March 15, 2030 unless redeemed, repurchased or converted prior to such date.

The initial conversion rate of the iQIYI 2030 Convertible Notes is 324.0966 of iQIYI’s ADS per US$1,000 principal amount of the iQIYI 2030 Convertible Notes (which is equivalent to an initial conversion price of approximately US$3.09 per ADS). Prior to September 15, 2029, the iQIYI 2030 Convertible Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2025 (and only during such calendar quarter), if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if iQIYI calls the notes for a tax redemption or an optional redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the iQIYI 2030 Convertible Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following iQIYI’s delivery of a notice of a tax redemption, iQIYI will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

The holders may require iQIYI to repurchase all or a portion of the iQIYI 2030 Convertible Notes for cash on March 15, 2028, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. On or after March 20, 2028, iQIYI may redeem for cash all or part of the iQIYI 2030 Convertible Notes, at its option, if the last reported sale price of the ADSs has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on, and including, the trading day immediately prior to the date iQIYI provides the optional redemption notice and (ii) the trading day immediately preceding the date iQIYI provides the optional redemption notice.

If any event of default are to take place, the trustee or the holders of at least 25% in aggregate principal amount may declare the whole principal of (or, in the case of the iQIYI PAG Convertible Notes, 120% or 130% of the principal amount for such notes, as the case may be, depending on the date of occurrence of the event of default), and accrued and unpaid interest on, all the outstanding convertible senior notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. iQIYI may also be required to pay additional interest. If any fundamental change are to take place, holders of the iQIYI Convertible Notes will have the right, at their option, to require iQIYI to repurchase all of their notes or any portion of the principal amount (or, in the case of the iQIYI PAG Convertible Notes, 120% or 130% of the principal amount for such notes, as the case may be, depending on the date of occurrence of the fundamental change), and accrued and unpaid interests. In the event of a fundamental change, iQIYI may also be required to issue additional ADSs upon conversion of its convertible notes. As of December 31, 2025, there was no such event of default or fundamental change.

We may use the net proceeds from our issuance and sale of the notes to fund the operations of our Chinese mainland subsidiaries by making additional capital contributions to our existing Chinese mainland subsidiaries, injecting capital to establish new Chinese mainland subsidiaries and/or providing loans to our Chinese mainland subsidiaries. Such transfer of funds from Baidu, Inc. or any of our offshore subsidiaries to our Chinese mainland subsidiaries is subject to the PRC regulatory restrictions and procedures: (i) capital increase of the existing Chinese mainland subsidiaries and establishment of new Chinese mainland subsidiaries must be registered with the local branch of SAMR and reported to the Ministry of Commerce via the online enterprise registration system, and registered with local banks authorized by SAFE; and (ii) loans to any of our Chinese mainland subsidiaries must not exceed the statutory limit and must be filed with SAFE. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Chinese mainland’s regulation of loans to and direct investment in entities in Chinese mainland by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our Chinese mainland subsidiaries, the variable interest entities and certain related parties, or making additional capital contributions to our Chinese mainland subsidiaries, which could adversely affect our ability to fund and expand our business.”

As of December 31, 2024 and 2025, we had RMB51.8 billion and RMB73.7 billion (US$10.5 billion) in long-term loans and notes payable (including current portion of RMB8.2 billion and RMB19.3 billion (US$2.8 billion)), RMB8.6 billion and RMB8.2 billion (USD1.2 billion) in long-term convertible notes (including current portion of RMB242 million and RMB1.5 billion (US$209 million)), RMB8.3 billion and RMB7.6 billion (US$1.1 billion) in lease liabilities (including current portion of RMB3.3 billion and RMB3.5 billion (US$494 million)) and had RMB10.7 billion and RMB7.6 billion (US$1.1 billion) in short-term loans, respectively.

Accounting for Convertible Senior Notes

As the iQIYI 2026 Convertible Notes, the iQIYI 2028 Convertible Notes, the iQIYI 2030 Convertible Notes and the iQIYI PAG Convertible Notes (collectively as the “iQIYI Convertible Notes”) were not issued at a substantial premium, all of the proceeds received from the issuance of the iQIYI Convertible Notes are recorded as a liability on the consolidated balance sheet in accordance with ASC 470-20. That is, no portion of the proceeds from issuing the iQIYI Convertible Notes are attributed to the conversion option at inception. The difference between the principal amount of each of the iQIYI Convertible Notes and net proceeds from the issuance is considered debt discount and is amortized at their respective effective interest rates to accrete the carrying value of the iQIYI Convertible Notes to its face value (120% or 130% of the principal amount for iQIYI PAG Convertible Notes) on the respective put dates or maturity dates of the iQIYI Convertible Notes. For the year ended December 31, 2025, the effective interest rates of the iQIYI PAG Convertible Notes, the iQIYI 2028 Convertible Notes and the iQIYI 2030 Convertible Notes were 10.20%, 7.15% and 5.28%, respectively.

The net proceeds from the issuance of the iQIYI 2028 Convertible Notes and the iQIYI 2030 Convertible Notes were US$590 million and US$344 million, net of issuance costs of US$10 million and US$6 million from the initial proceeds of US$600 million and US$350 million, respectively.

In accordance with the facility agreements entered into in August 2024, upon the iQIYI PAG Convertible Notes total drawdown of US$400 million in August 2024, the iQIYI PAG Convertible Notes repurchase right for the US$523 million principal of the iQIYI PAG Convertible Notes on or shortly after the third anniversary of the issuance date was waived. It was accounted for as a debt modification pursuant to ASC 470-50, Debt—Modifications and Extinguishment (“ASC 470-50”), resulting in the effective interest rates of the iQIYI PAG Convertible Notes held by PAG decreased from 12.05% to 10.20%.

Following settlement of the repurchase, a difference between the net carrying amount of the repurchased iQIYI Convertible Notes and the repurchased price was recognized as extinguishment gain and reported in “Others, net” in the consolidated statements of comprehensive income.

The carrying amount of the iQIYI Convertible Notes as of December 31, 2024 and 2025 were as follows:

	As of December 31, 2024	As of December 31, 2025
	RMB	RMB	US$
	(In millions)
Principal	8,161	7,583	1,084
Less: unamortized discount and debt issuance costs	(432)	(588)	(84)

Net carrying amount	8,593	8,171	1,168

For the years ended December 31, 2023, 2024 and 2025, the amounts of interest cost recognized were as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(In millions)
Contractual interest expense	644	571	462	66
Amortization of the discount and issuance costs	292	278	236	34

Total	936	849	698	100

As of December 31, 2025, the iQIYI PAG Convertible Notes, the iQIYI 2028 Convertible Notes and the iQIYI 2030 Convertible Notes will be accreted up to the principal amount of US$679 million (130% of the principal amount of the iQIYI PAG Convertible Notes held by PAG), US$208 million and US$350 million over a remaining period of 2.00 years, 0.21 years and 2.21 years, respectively. The amount repayable within the next twelve months are classified as “Convertible senior notes, current portion” on the consolidated balance sheets.

The aggregate amounts upon scheduled maturities of US$0.1 million, US$887 million and US$350 million of the iQIYI Convertible Notes will be repaid when they become due in 2026, 2028 and 2030, respectively, assuming there is no conversion of the iQIYI Convertible Notes, no redemption of the iQIYI Convertible Notes prior to their maturities, the convertible senior notes holders hold the iQIYI Convertible Notes until their maturities and iQIYI elects to fully settle the iQIYI Convertible Notes in cash.

Cash Flows

As of December 31, 2024, and 2025, we had RMB237.7 billion and RMB239.4 billion (US$34.2 billion) in cash, cash equivalents, restricted cash, short-term investments and long-term time deposits and held-to-maturity investments. As of December 31, 2024, we had RMB60 million in long-term restricted cash, which was included in “Other non-current assets” in the consolidated balance sheet, and long-term restricted cash was immaterial as of December 31, 2025.

In 2021, we made payments of US$1.9 billion and deposited US$1.6 billion into escrow in connection with a proposed acquisition of YY Live at the time. As the original transaction did not close, these amounts were recorded as receivables related to the proposed acquisition and restricted cash, respectively, on the consolidated balance sheets. On February 25, 2025, Baidu (Hong Kong) Limited entered into new agreements with JOYY Inc and completed the acquisition of 100% equity interests in YY Live. The purchase consideration included the US$1.9 billion previously paid and an additional cash payment of approximately US$240 million. Upon closing, the US$1.6 billion held in escrow was fully released back to us. The results of YY Live’s operations have been included in our consolidated financial statements since the acquisition date. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may not be able to achieve the anticipated benefits of our acquisition of YY Live, and face other risks associated with the acquisition and the operation of YY Live.”

The following table sets forth a summary of our cash flows for the years indicated:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by/(used in) operating activities	36,615	21,234	(3,013)	(431)
Net cash used in investing activities	(50,397)	(8,555)	(25,136)	(3,594)
Net cash provided by/(used in) financing activities	(14,162)	(13,759)	17,142	2,451
Effect of exchange rate changes on cash, cash equivalents and restricted cash	282	95	(751)	(107)

Net decrease in cash, cash equivalents and restricted cash	(27,662)	(985)	(11,758)	(1,681)

Cash, cash equivalents and restricted cash at beginning of the year	65,236	37,574	36,589	5,232
Cash, cash equivalents and restricted cash at end of the year	37,574	36,589	24,831	3,551

Operating Activities

Net cash used in operating activities was RMB3.0 billion (US$431 million) in 2025, compared to net cash provided by operating activities of RMB21.2 billion in 2024. This change was primarily due to a net decrease of RMB14.5 billion (US$2.1 billion) in changes in working capital.

Net cash provided by operating activities decreased to RMB21.2 billion in 2024 from RMB36.6 billion in 2023. This decrease was primarily due to a net decrease of RMB14.4 billion in changes in working capital.

Investing Activities

Net cash used in investing activities was RMB25.1 billion (US$3.6 billion) in 2025, consisting primarily of RMB13.0 billion (US$1.9 billion) in net purchase of wealth management products and deposits and RMB12.1 billion (US$1.7 billion) in acquisition of fixed assets, partially offset by RMB3.9 billion (US$563 million) in proceeds from disposal of equity investments.

Net cash used in investing activities was RMB8.6 billion in 2024, consisting primarily of RMB6.3 billion in net purchase of wealth management products and deposits, RMB8.1 billion in acquisition of fixed assets, RMB2.4 billion in loans provided to third parties, RMB6.7 billion in proceeds from disposal of equity investments, and RMB2.5 billion in distribution from equity method investees.

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

Financing Activities

Net cash provided by financing activities was RMB17.1 billion (US$2.5 billion) in 2025, consisting primarily of net proceeds of RMB20.8 billion (US$3.0 billion) from long-term notes and proceeds of RMB2.4 billion (US$339 million) from issuance of redeemable noncontrolling interests, partially offset by RMB5.5 billion (US$792 million) used to repurchase of our shares.

Net cash used in financing activities was RMB13.8 billion in 2024, consisting primarily of net repayment of RMB4.6 billion for short-term and long-term loans, RMB6.3 billion used to repurchase of our shares, and repayment of RMB2.9 billion for convertible senior notes by iQIYI.

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

Capital Expenditures

We made capital expenditures of RMB11.2 billion, RMB8.1 billion and RMB12.1 billion (US$1.7 billion) in 2023, 2024 and 2025, representing 8%, 6% and 9% of our revenue, respectively. In the years of 2023, 2024 and 2025, our capital expenditures were primarily attributable to the purchase of servers, network equipment and other computer hardware to increase our network infrastructure capacity and support Gen-AI research and development inputs.

Our capital expenditures may increase in the future as our business continues to grow, in connection with the expansion and improvement of our network infrastructure and the construction of cloud-computing based data centers. We currently plan to fund these expenditures with our current cash, cash equivalents, restricted cash, short-term investments, loans and anticipated cash flow generated from our operating activities.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include payments due for our debt obligations, purchase obligations, lease obligations and investment commitment obligations.

Our debt obligations primarily consist of short-term loans, long-term loans, notes payable and convertible notes and estimated interest payments.

Our purchase obligations include purchase obligations for fixed assets, purchase obligations for bandwidth and property management fees, and purchase obligations for content assets.

Our lease obligations primarily represent our obligations for leasing internet data center facilities and office premises.

Our investment commitment obligations primarily relate to capital contribution obligations under certain arrangements which do not have contractual maturity date.

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

The following table sets forth our contractual obligations by specified categories as of December 31, 2025:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In RMB millions)
Debt obligations	95,740	28,704	24,710	20,381	21,945
Purchase obligations	27,875	16,791	9,077	1,959	48
Lease obligations	8,908	3,519	3,871	885	633
Investment commitment obligations	1,289	N/A	N/A	N/A	N/A

Total	133,812	49,014	37,658	23,225	22,626

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

Holding Company Structure

Baidu, Inc. is a holding company with no operations of its own. We conduct our operations in Chinese mainland primarily through our subsidiaries and the variable interest entities in Chinese mainland. As a result, although other means are available for us to obtain financing at the holding company level, Baidu, Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our Chinese mainland subsidiaries and license and service fees paid by the variable interest entities in Chinese mainland. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Baidu, Inc. In addition, our Chinese mainland subsidiaries and the variable interest entities are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Our Chinese mainland subsidiaries, being foreign-invested enterprises established in Chinese mainland, and the variable interest entities, must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely a statutory surplus fund and a discretionary surplus fund. Each of our Chinese mainland subsidiaries and the variable interest entities is required to allocate at least 10% of its after-tax profits to the statutory surplus fund until such fund has reached 50% of its respective registered capital. Appropriations to the discretionary surplus fund are at the discretion of our Chinese mainland subsidiaries and the variable interest entities.

Under the laws and regulations of Chinese mainland, our Chinese mainland subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid-up capital and the statutory reserve funds of our Chinese mainland subsidiaries and the net assets of the variable interest entities in which we have no legal ownership.

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

In the years ended December 31, 2023, 2024 and 2025, our research and development expenditures were RMB24.2 billion, RMB22.1 billion and RMB20.4 billion (US$2.9 billion), representing 18%, 17% and 16% of our total revenue, respectively. Our research and development expenses primarily consist of salaries and benefits for research and development personnel, server depreciation expenses and server custody fees. We expense research and development expenditures as they are incurred, except for capitalized software development costs that fulfill the capitalization criteria.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our total revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Robin Yanhong Li	57	Chairman of the Board of Directors and Chief Executive Officer
Yuanqing Yang	61	Independent Director
Jixun Foo	57	Independent Director
Sandy Ran Xu	49	Independent Director
Xiaodan Liu	53	Independent Director
Haijian He	44	Chief Financial Officer

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

Yuanqing Yang has served as our independent director since October 2015. Mr. Yang is also a member of our compensation committee and corporate governance and nominating committee. Mr. Yang is currently the chairman and chief executive officer of Lenovo Group Limited (SEHK: 992), a director of Sureinvest Holdings Limited. Mr. Yang has more than 30 years of experience in information and communications technology industry. Mr. Yang joined Lenovo in 1989 and Lenovo has transformed from a device provider to a solution and service provider under his leadership. Mr. Yang holds a master’s degree in computer science from the University of Science and Technology of China and a bachelor’s degree in computer science and engineering from Shanghai Jiao Tong University.

Jixun Foo has served as our independent director since July 2019. Mr. Foo is also a member of our audit committee and the chairperson of the Corporate Governance and Nominating Committee and the chairperson of the Compensation Committee. Mr. Foo currently serves as a Senior Managing Partner at Granite Asia (formerly known as GGV Capital) and leads the firm’s overall investment strategy and portfolio management. Mr. Foo joined Granite Asia in 2006 and has spent the last 20 years working with entrepreneurs in the mobility, transportation and enterprise services sectors in Asia. Prior to joining Granite Asia, Mr. Foo was a director at Draper Fisher Jurvetson ePlanet Ventures, where he led investments in Asia. Mr. Foo also previously led investments under the finance and investment division of the National Science and Technology Board of Singapore and served as an R&D project group leader at Hewlett Packard. Mr. Foo currently serves on the boards of XPeng Inc. (NYSE: XPEV) and a number of private companies, including Hello. Mr. Foo graduated from the National University of Singapore with a First-Class Honors degree in Engineering, and received an M.Sc. in Management of Technology from the National University of Singapore’s Graduate School of Business.

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

Xiaodan Liu has served as our independent director and chair of the audit committee of the Board since February 2025. Ms. Liu currently serves as the Managing Partner of FirstLight Capital, a leading private equity firm in China. Prior to founding FirstLight Capital, Ms. Liu has over two decades of experiences in financial markets and was the CEO and Chairperson of Huatai United Securities from July 2012 to January 2017 and from January 2017 to September 2019 respectively, where she led the firm to become a top investment bank in China. Additionally, she served as Chairperson of the Board of AssetMark Financial Holdings, Inc. (NYSE: AMK) from 2016 to 2020, and served as an independent director of the Board for China Pacific Insurance (Group) Co., Ltd. (SSE: 601601, HKEX: 02601) from January 2021 to April 2025. In addition, Ms. Liu actively participate in advising on capital markets policymaking and served as a member of the M&A and Restructuring Committee of the China Securities Regulatory Commission (CSRC) from June 2012 to June 2016. Ms. Liu holds a bachelor’s degree in political science and a master’s degree in law from Peking University.

Haijian He has served as our chief financial officer since July 2025. Mr. He joined Baidu from Kingsoft Cloud Holdings Limited, where he served as executive director and chief financial officer since January 2020. Prior to joining Kingsoft Cloud, Mr. He served as an executive director of the TMT (telecommunications, media and technology) group and the mergers and acquisitions group sequentially at Goldman Sachs (Asia) L.L.C. from September 2015 to January 2020. Prior to that, Mr. He worked at Bank of America Merrill Lynch and Citigroup Global Markets Inc. successively from 2010 to 2015. Mr. He currently serves as the chairman of the board of directors of iQIYI, Inc. and an independent non-executive director of Sipai Health Technology Co., Ltd. and Sunwoda EVB Co., Ltd. Mr. He received his bachelor’s degree and master’s degree in electronic engineering from Southeast University and an MBA from University of Chicago, and completed Advanced Management Program (AMP) at Harvard Business School. Mr. He is also a Chartered Financial Analyst charter holder.

B.	Compensation

In 2025, we paid an aggregate of RMB12 million (US$2 million) in cash compensation and granted 3,216,344 restricted Class A ordinary shares to our executive officers that are in office as of the date of this annual report as a group. During the same period, we also paid an aggregate of approximately RMB1.5 million (US$213 thousand) in cash compensation and granted 27,224 restricted Class A ordinary shares to our non-executive directors as a group. Our Chinese mainland subsidiaries and the variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment insurance and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable laws of Chinese mainland, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable laws of Chinese mainland.

At the annual general meeting held on December 16, 2008, our shareholders approved a 2008 share incentive plan, which has reserved an additional 274,302,160 Class A ordinary shares for awards to be granted pursuant to its terms. Our 2008 share incentive plan terminated in December 2018 upon the expiration of its ten-year term. On July 20, 2018, our board of directors approved a 2018 share incentive plan, which has reserved an additional 275,516,000 Class A ordinary shares (taking into account the Share Subdivision) for awards to be granted pursuant to its terms. In August 2023, our board of directors approved a 2023 share incentive plan, which has reserved an additional 281,230,346 Class A ordinary shares for awards to be granted pursuant to its terms. As of December 31, 2025, options to purchase an aggregate of 52,109,800 Class A ordinary shares and an aggregate of 416,122,616 restricted Class A ordinary shares had been granted under the 2008, 2018 and 2023 share incentive plans.

The following table summarizes, as of December 31, 2025, the outstanding options and restricted Class A ordinary shares that we had granted to our current directors and executive officers and to other individuals as a group.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$/Share)		Grant Date	Expiration Date
Robin Yanhong Li	211,040		19.778	(2)	February 25, 2016	February 25, 2026
	724,800		21.888	(2)	October 27, 2016	October 27, 2026
	469,120		23.251	(2)	February 22, 2017	February 22, 2027
	362,008	(1)	—		February 14, 2022	N/A
	684,200	(1)	—		August 9, 2023	N/A
	1,532,432	(1)	—		August 8, 2024	N/A
	2,108,824	(1)	—		August 7, 2025	N/A
Yuanqing Yang	*	(1)	—		February 20, 2024	N/A
Jixun Foo	*	(1)	—		February 20, 2024	N/A
Sandy Ran Xu	*	(1)	—		February 20, 2024	N/A
Xiaodan Liu	*	(1)	—		May 20, 2025	N/A
Haijian He	*		10.934	(2)	August 7, 2025	August 7, 2035
	*	(1)	—		August 7, 2025	N/A
Other individuals as a group	96,859,136		—		—	—

*

The options and restricted shares in aggregate held by each of these directors and officers represent less than 1% of our total outstanding shares. The options held by these directors and officers represent less than 1% of our outstanding shares.

(1)	Restricted shares.
(2)

Represents the exercise price per Class A ordinary share, and each ADS represents eight Class A ordinary shares. The exercise price per ADS for the options are US$158.22, US$175.1, US$186.01 and US$87.47, respectively.

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

Audit Committee

Our audit committee consists of Xiaodan Liu and Jixun Foo, all of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. Our board of directors has determined that Ms. Liu is an audit committee financial expert as defined in the instructions to Item 16A of the Form 20-F. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2025, our audit committee held meetings or passed resolutions by unanimous written consent 5 times.

Compensation Committee

Our compensation committee consists of Yuanqing Yang and Jixun Foo, all of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting while his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically any compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

In 2025, our compensation committee held meetings or passed resolutions by unanimous written consent 4 times.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Yuanqing Yang and Jixun Foo, both of whom satisfy the “independence” requirements of Rule 5605(a) (2) of the Nasdaq Stock Market Rules. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2025, our corporate governance and nominating committee passed resolutions by unanimous written consent 1 time.

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

Board Diversity

Board Diversity Matrix
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0

D.	Employees

We had approximately 39,800, 35,900 and 33,500 full time employees as of December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, we had approximately 18,600 employees in research and development, 6,400 employees in sales and marketing, 5,600 employees in operation and service, and 2,900 employees in management and administration. As of December 31, 2025, we had approximately 22,100 employees in Beijing, 11,300 employees outside of Beijing but within China (for the avoidance of doubt, including Hong Kong, Macau and Taiwan), and approximately 100 employees outside of China. We also hire temporary employees and contractors from time to time. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may not be able to manage our expanding operations effectively.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 31, 2026 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of each class of our issued and outstanding shares.

The calculations in the table below are based on 2,722,021,272 ordinary shares, consisting of 2,198,000,952 Class A ordinary shares and 524,020,320 Class B ordinary shares issued and outstanding as of January 31, 2026.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares		% of Total Ordinary Shares		% of Aggregate Voting Power†
Directors and Executive Officers:
Robin Yanhong Li(1)	68,114,224	439,200,000	507,314,224		18.6		59.9
Yuanqing Yang	*	—		*		*		*
Jixun Foo	*	—		*		*		*
Sandy Ran Xu	*	—		*		*		*
Xiaodan Liu	*	—		*		*		*
Haijian He	*	—		*		*		*
All Directors and Executive Officers as a Group(2)	68,147,040	439,200,000	507,347,040		18.6		59.9
Principal Shareholders:
Handsome Reward Limited(3)	10,019,376	439,200,000	449,219,376		16.5		59.2
BlackRock, Inc.(4)	128,640,168	—	128,640,168		4.7		1.6

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
**

Except for Yuanqing Yang, Jixun Foo, Sandy Ran Xu and Xiaodan Liu, the business address of our directors and executive officers is c/o Baidu, Inc., Baidu Campus, Shangdi 10th Street, Haidian District, Beijing 100085, PRC. The business address of Yuanqing Yang is Building 1, No. 10 Courtyard Xibeiwang East Road, Beijing, China. The business address of Jixun Foo is #21-02 Guoco Midtown, 128 Beach Road, 189773, Singapore. The business address of Sandy Ran Xu is 14/F, JD Tower A, 18 Kechuang 11th Street, Beijing, 101111, China. The business address of Xiaodan Liu is STE. 801, KR Center West Tower, Courtyard No. 6, Weigongcun Road, Beijing 100086, China.

(1)

Includes (i) 3,013,200 Class A Ordinary Shares directly held by Mr. Robin Yanhong Li on record, (ii) 3,530,768 Class A ordinary shares in the form of ADSs held by Mr. Robin Yanhong Li in the brokerage account of the administrator of our employee stock option program, (iii) 439,200,000 Class B ordinary shares held on record by Handsome Reward Limited, a British Virgin Islands company wholly owned by Mr. Robin Yanhong Li, (iv) 8,252,408 Class A ordinary shares in the form of ADSs held by Handsome Reward Limited in the brokerage account of the administrator of our employee stock option program, (v) 1,404,960 Class A ordinary shares issuable to Handsome Reward Limited upon exercise of options within 60 days after the date of January 31, 2026, (vi) 362,008 Class A Ordinary Shares issuable to Handsome Reward Limited upon vesting of restricted shares within 60 days after January 31, 2026, and (vii) 51,550,880 Class A ordinary shares in the form of ADSs held by certain employees who have granted Mr. Li irrevocable voting proxies with respect to these shares on their behalf as of January 31, 2026. This excludes 3,465,992 Class A ordinary shares, including in the form of American depositary shares, and 84,720,000 Class B ordinary shares, all of which are owned by Ms. Melissa Ma, Mr. Robin Yanhong Li’s wife, as of January 31, 2026, and Mr. Robin Yanhong Li disclaims beneficial ownership of all of such shares.

(2)

Includes 51,550,880 Class A ordinary shares in the form of ADSs held by certain employees who have granted Mr. Robin Yanhong Li irrevocable voting proxies with respect to these shares on their behalf as of January 31, 2026.

(3)

Includes (i) 439,200,000 Class B ordinary shares held by Handsome Reward Limited, a British Virgin Islands company wholly owned and controlled by Mr. Robin Yanhong Li, (ii) 8,252,408 Class A ordinary shares in the form of ADSs held by Handsome Reward Limited in the brokerage account of the administrator of our employee stock option program, (iii) 1,404,960 Class A Ordinary Shares issuable to Handsome Reward Limited upon exercise of options within 60 days after the date of January 31, 2026, and (iv) 362,008 Class A Ordinary Shares issuable to Handsome Reward Limited upon vesting of restricted shares within 60 days after January 31, 2026.

(4)

Includes 128,640,168 Class A ordinary shares beneficially owned by BlackRock, Inc., over which BlackRock, Inc. has sole dispositive power, as of December 31, 2023. BlackRock, Inc. is a Delaware corporation listed on the NYSE. The principal business address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001, United States of America. The calculation of BlackRock’s voting power is based on 116,610,874 Class A ordinary shares, over which BlackRock, Inc. has sole voting power, as of December 31, 2023. The above information is based on the Schedule 13G/A filed by BlackRock, Inc. on February 1, 2024. The percentage of total ordinary shares and the percentage of aggregate voting power for BlackRock Inc. are calculated based on the number of our company’s total outstanding shares as of January 31, 2026 and assuming BlackRock Inc.’s shareholding has not change since December 31, 2023.

As of January 31, 2026, to our knowledge, approximately 29.7% of our total issued and outstanding ordinary shares were held by two record shareholders in the United States, including approximately 29.7% held by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. For instance, BlackRock Inc. is an ADS holder in the United States that beneficially owns 128,640,168 Class A ordinary shares as of December 31, 2023 according to the Schedule 13G/A filed by it, but is not a record holder of our ordinary shares. Please see footnote (4) of the above table for more details. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs and Class A Ordinary shares—Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.” Upon the conversion of all the issued and outstanding Class B ordinary shares as at January 31, 2026 into Class A ordinary shares, our company would issue 524,020,320 Class A ordinary shares, representing approximately 19.3% of the total number of issued and outstanding Class A ordinary shares as at January 31, 2026 (without taking into account any allotment and issuance of Shares pursuant to the exercise of options or the vesting of share awards that have been or may be granted from time to time and any issuance or repurchase of Shares and/or ADSs that we may make).

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

	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Approximate percentage of voting rights(3)
As at January 31, 2026, WVR beneficiaries were the following:
Robin Yanhong Li(1)	68,114,224	439,200,000	59.9%
Melissa Ma	3,465,992	84,720,000	11.4%
Integrity Partners V, LLC(2)	—	100,320	0.0%
Total	71,580,216	524,020,320	71.4%

Notes:

(1)

Includes 51,550,880 Class A ordinary shares in the form of ADSs held by certain employees who have granted Mr. Li irrevocable voting proxies with respect to these shares on their behalf as of January 31, 2026. As a result, the voting power held by Mr. Robin Yanhong Li represented 59.9% of the total outstanding voting power of our company as of January 31, 2026.

(2)

To our knowledge, Integrity Partners V, LLC holds 100,320 Class B ordinary shares of our company and was not a record shareholder of any Class A ordinary shares as at January 31, 2026. Integrity Partners V, LLC is affiliated with an early stage investor that invested in our company before our U.S. IPO in 2005.

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

As of February 28, 2026, the amount of outstanding loans between us and Du Xiaoman was insignificant.

Loan Transactions with Jidu Auto

Jidu Auto is a joint venture that we established with Zhejiang Geely Holding Group (Geely). In 2022, we provided three term loans to Jidu Auto in an aggregate principal amount of RMB600 million with term of one year for working capital purposes. The interest rates for these loans were 3.465%. Jidu Auto had fully repaid the three term loans in January 2023.

In 2024, we provided a term loan to Jidu Auto in a principal amount of RMB38 million. In 2025, we provided term loans in an aggregate principal amount of RMB100 million (US$14 million) to Jidu Auto. These loans were provided to Jidu Auto for working capital purposes with an interest rate of 2.79%. The aggregate principal amount outstanding as of February 28, 2026 was RMB438 million (US$63 million).

Other Material Related Party Transactions

Related Party A

In 2023, 2024 and 2025, related party transactions with Related Party A, which is one of our equity investees, were in the total amount of RMB540 million, RMB393 million and RMB351 million (US$50 million), respectively, and mainly comprised of the online marketing services that we provided to Related Party A.

Related Party B

In 2023, 2024 and 2025, related party transactions with Related Party B, which is one of our equity investees, were in the total amount of RMB924 million, RMB919 million and RMB979 million (US$140 million), respectively, and comprised of the online marketing services and others that we provided to Related Party B.

Related Party C

In 2023, related party transactions with Related Party C, over which we could significantly influence its management or operating policies, were in the total amount of RMB1.8 billion, and mainly comprised of online marketing services provided to the party. Since January 2024, Related Party C ceased to be our related party.

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

In 2025, 2,378 complaints were filed against us before various courts in China, and the aggregate amount of the damages sought in these complaints totals approximately RMB3.3 billion (US$477 million). As of December 31, 2025, 2,054 cases against us were pending before various courts in China. The aggregate amount of damages sought under these pending cases is approximately RMB3.2 billion (US$462 million). As of December 31, 2025, 7 cases against us were pending before various courts outside China.

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

Baidu and iQIYI were named as defendants in several putative federal securities class actions alleging that defendants made material misstatements and omissions regarding certain reported financial and operational results. Starting in April 2020, iQIYI and certain of its current and former officers and directors were named as defendants in several putative federal securities class actions purportedly brought on behalf of alleged classes of iQIYI shareholders. After one action was voluntarily dismissed by plaintiffs in June 2020, the remaining actions were consolidated in the U.S. District Court for the Eastern District of New York in May 2021, under the caption In re iQIYI, Inc. Securities Litigation, No. 1:20-CV-01830, or the iQIYI Action. In June 2021, lead plaintiffs in the iQIYI Action filed the consolidated amended complaint, naming iQIYI, its current and former officers, underwriters in its initial public offering, our company and certain of our officers as defendants. Similarly, starting in August 2020, we and certain of our current officers were named as defendants in two federal securities class actions brought by a purported class of Baidu shareholders in the U.S. District Court for the Eastern District of New York, which were consolidated under the caption In re Baidu, Inc. Securities Litigation, 20-cv-03794, or the Baidu Action. In June 2022, lead plaintiffs in the Baidu Action filed the consolidated amended complaint, naming iQIYI, certain of its officers, our company and certain of our officers as defendants.

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

Dividend Policy

Baidu, Inc., our holding company in the Cayman Islands, has never declared or paid any dividends on our ordinary shares as of the date of this annual report. In the first quarter of 2026, our board approved the adoption, for the first time, of a dividend policy for our ordinary shares. Future dividend distributions will be supported by sustainable funding sources, primarily derived from operating profits and potentially supplemented by proceeds from non-core asset disposals and other investment returns. Our board intends to establish a clear, balanced policy framework that aligns shareholder returns with the continued strategic growth of our company. We expect to declare the first payment of dividend in 2026. The declaration, timing, and amount of any future dividend will be subject to the determination of the board at its discretion based on factors such as our financial performance, capital requirements, prevailing market conditions and other considerations that the board deems relevant. A formal announcement of the dividend will be made after the board’s review and approval.

Despite a dividend policy in place, our board of directors has complete discretion as to whether to distribute dividends, subject to Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount of our dividends will depend upon our financial performance, capital requirements and surplus, prevailing market conditions, distributions from subsidiaries, contractual restrictions, and other factors the board may deem relevant. If we pay any dividends, our depositary will distribute such dividends to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

Chinese Mainland Tax Considerations

If we are considered a Chinese mainland resident enterprise under the EIT Law, our shareholders and ADS holders who are deemed non-resident enterprises may be subject to the 10% enterprise income tax on the dividends payable by us or any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from Chinese mainland; provided that (i) such foreign enterprise investor has no establishment or premises in Chinese mainland, or (ii) it has establishment or premises in Chinese mainland but its income derived from Chinese mainland has no real connection with such establishment or premises. Furthermore, if we are considered a Chinese mainland resident enterprise and the PRC tax authorities consider the dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within Chinese mainland, it is also possible that such dividends and gains earned by non-resident individuals may be subject to the 20% Chinese mainland individual income tax. It is uncertain whether, if we are considered a Chinese mainland resident enterprise, holders of our shares or ADSs would be able to claim the benefit of tax treaties or arrangements entered into between Chinese mainland and other jurisdictions.

If we are required under the tax law of Chinese mainland to withhold Chinese mainland income tax on our dividends payable to our non-resident shareholders and ADS holders, or if any gains realized from the transfer of our shares or ADSs by our non-resident shareholders and ADS holders are subject to the enterprise income tax or the individual income tax, your investment in our shares or ADSs could be materially and adversely affected.

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	pension plans;

•	cooperatives;

•	holders that are not U.S. Holders;

•	real estate investment trusts;

•	persons that elect to mark their securities to market;

•	tax-exempt entities;

•	persons liable for any minimum tax;

•	regulated investment companies;

•	certain expatriates or former long-term residents of the United States;

•	governments or agencies or instrumentalities thereof;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion, constructive sale, or integrated transaction;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value);

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities or arrangements;

•	persons whose functional currency is other than the U.S. dollar; or

•	persons who acquired our ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

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

This discussion does not consider the tax treatment of partnerships or other pass-through entities or arrangements that hold the ADSs or ordinary shares, or of persons who hold the ADSs or ordinary shares through such entities or arrangements. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of the ADSs or ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partners in a partnership holding our ordinary shares or ADSs should consult their tax advisors regarding the United States federal income tax considerations relating to the ownership or disposition of our ordinary shares or ADSs.

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

With respect to non-corporate U.S. Holders (including individual U.S. Holders), dividends may be taxed at the lower applicable capital gains rate provided that (i) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and Chinese mainland, or the Treaty, (ii) we are not a passive foreign investment company for either our taxable year in which the dividend was paid or for the preceding taxable year, (iii) certain holding period requirements are met and (iv) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the Nasdaq Global Select Market will generally be considered to be readily tradable on an established securities market in the United States. Even if the ADSs are listed on NASDAQ, there can be no assurance that our ADSs will be considered readily tradable on an established securities market in future years.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. If Chinese mainland withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, you may be able to obtain a reduced rate of Chinese mainland withholding taxes under the Treaty. In addition, subject to certain conditions and limitations, Chinese mainland withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which you elect to do so for all creditable foreign income taxes.

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were a PFIC for the taxable year ended December 31, 2025 and no assurance can be given with respect to our PFIC status in the current taxable year or foreseeable tax years. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate and foreign tax credit on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

Sale, Exchange or Other Disposition of the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will generally recognize gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will generally be eligible for reduced capital gains tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a Chinese mainland “resident enterprise” under Chinese mainland tax law, we may be eligible for the benefits of the Treaty. In such event, if Chinese mainland tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as Chinese mainland source income.

As discussed above, we believe that we were a PFIC for the taxable year ended December 31, 2025 and no assurance can be given with respect to our PFIC status in the current taxable year or foreseeable tax years. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income (in particular, the retention of substantial amounts of cash and investments), we believe that we were a PFIC for our taxable year ended December 31, 2025. No assurance can be given with respect to our PFIC status in the current taxable year or foreseeable taxable years, because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ordinary shares and/or ADSs may also cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ordinary shares and/or ADSs from time to time (which may be volatile). The composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we deploy significant amounts of cash and investments for active purposes, we may be less likely to be classified as a PFIC for the current or future taxable years. If we are a PFIC for any year during which you hold the ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold such ADSs or ordinary shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act, and are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our principal shareholders are also exempt from the reporting requirement contained in Section 16 of the Exchange Act.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to excess cash invested in short-term investments, long-term investments and bank facilities that have a floating rate of interest.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate investments may have their fair market value adversely impacted due to a rise in interest rates, while floating rate investments may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. For example, as of December 31, 2025, we had RMB214.5 billion (US$30.7 billion) of short-term investments and long-term time deposits and held-to-maturity investments, with a weighted average duration of 1.5 years. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of RMB1.3 billion (US$190 million) in the fair value of our short-term investments and long-term time deposits and held-to-maturity investments as of December 31, 2025. We have not been, and do not expect to be, exposed to material interest rate risks relating to our short-term investments and long-term time deposits and held-to-maturity investments, and therefore have not used any derivative financial instruments to manage such interest risk exposure. Our exposure to interest rate risk also arises from our bank facilities that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We manage this risk through the use of interest rate swap contracts. In connection with the loan facilities entered into in April 2021, we entered into two interest rate swap agreements, as amended, which effectively convert the term loans from a variable interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loans. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Foreign Exchange Risk

Most of our revenue and costs are denominated in RMB, while a portion of our material assets and liabilities, such as cash and cash equivalents, restricted cash, short-term investments, long-term investments, long-term time deposits and held-to-maturity investments, notes payable, long-term loans and convertible senior notes, are denominated in U.S. dollars. Any significant revaluation of RMB against the U.S. dollar may materially affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuation in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” In addition, we have operations in Japan. We may need to make capital injections into our Japan operations by converting U.S. dollars into Japanese Yen, and we have JPY-denominated revenue and expenses that we may need to translate into U.S. dollars, which will expose us to the fluctuations in the exchange rate between the U.S. dollar and the Japanese Yen. In 2025, we entered into some hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. The value of your investment in our ADSs or Class A ordinary shares will be affected by the exchange rate between the U.S. dollar and the Renminbi or the Hong Kong dollar and the Renminbi, as applicable, because the value of our business is effectively denominated in RMB, while our ADSs or Class A ordinary shares will be traded in U.S. dollars or Hong Kong dollars, as applicable.

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

As of December 31, 2025, we had RMB-denominated cash and cash equivalents, restricted cash, short-term investments and long-term time deposits and held-to-maturity investments of RMB150.4 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash, short-term investments and long-term time deposits and held-to-maturity investments of US$12.5 billion. Assuming we had converted RMB150.4 billion into U.S. dollars at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, our U.S. dollar cash balance would have been US$34.0 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$31.9 billion instead. In addition, we had U.S. dollar-denominated long-term loans (including current portion), notes payable (including current portion) and convertible senior notes (including current portion) of US$8.9 billion as of December 31, 2025. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB6.2 billion (US$893 million) in the value of our U.S. dollar-denominated long-term loans (including current portion), notes payable (including current portion) and convertible senior notes (including current portion) as of December 31, 2025.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us certain expenses annually and we incur expenses related to the establishment and maintenance of the ADR program, including expenses related to our listing in the U.S. and Hong Kong, compliance, and investor relations activities. In 2026, we expect to receive certain insignificant amount of reimbursement from the depositary.

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

For Class A ordinary shares deposited in CCASS for issuance of ADSs, under normal circumstances, the above steps may take approximately two business days turnaround time, or more, provided that the investor has provided timely and complete instructions. Additional time will be required if the ADSs are to be issued in registered form in the books and records of the depositary. For Class A ordinary shares held outside CCASS in physical form, the above steps may take 30 days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to deposit Class A ordinary shares and receive ADSs until the procedures are completed.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of YY Live that was acquired in 2025, which is included in our 2025 consolidated financial statements and constituted less than 1% of total assets as of December 31, 2025 and less than 3% of revenues for the year then ended.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

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

	2024 (RMB in thousands)	2025 (RMB in thousands)
Audit fees(1)	41,354	46,402
All other fees(2)	4,812	9,235

(1)

“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual statements and assistance with and review of documents filed with the SEC.

(2)	“All other fees” represents the aggregate fees in each of the fiscal years listed for services rendered by our principal auditors, other than services reported under “Audit fees”.

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

In February 2023, our board of directors authorized a share repurchase program, or the 2023 Program, under which we may repurchase up to US$5.0 billion of our ADSs or shares, effective until December 31, 2025. In the first quarter of 2026, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$5.0 billion of our ADSs or shares, effective until December 31, 2028. The table below is a summary of our repurchases in 2025, which were all conducted in the open market pursuant to the 2023 Program.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Share Repurchase Program	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Share Repurchase Program
January 2025	1,675,941	$83.40	1,675,941	US$	3,306,109,203
February 2025	367,224	$89.68	367,224	US$	3,273,175,095
March 2025	1,390,427	$95.02	1,390,427	US$	3,141,059,731
April 2025	2,662,051	$79.12	2,662,051	US$	2,930,438,121
May 2025	869,001	$84.18	869,001	US$	2,857,286,506
June 2025	1,594,372	$84.25	1,594,372	US$	2,722,962,595
July 2025	208,821	$85.80	208,821	US$	2,705,046,163
August 2025	90,267	$87.04	90,267	US$	2,697,189,588
September 2025	19,611	$89.84	19,611	US$	2,695,427,664
November 2025	69,260	$112.09	69,260	US$	2,687,664,164
December 2025	106,156	$119.87	106,156	US$	2,674,939,693
Total	9,053,131	$85.16	9,053,131	US$	2,674,939,693	*

Note:

*	The balance of the ADSs that may be purchased under the 2023 Program has expired on December 31, 2025.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. In July 2018 and August 2023, our board of directors approved the 2018 share incentive plan and the 2023 share incentive plan, respectively. We relied on home country practice exemption and did not convene a shareholder meeting to approve the 2018 and 2023 share incentive plans. In addition, we relied on the home country practice exemption regarding the composition of our audit committee. Our audit committee currently consists of two independent directors, in lieu of the Nasdaq requirement for an audit committee of at least three independent directors. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the adoption of a stock option or other equity compensation arrangement, or an amendment to the stock option or other equity compensation plan.

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
The Third Amended and Restated Statement of Policies
Gove
rning Material,
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

Exhibit Number	Description of Document

2.13	Form of 4.375% Notes due 2028 (incorporated by reference to Exhibit 4.5 to Form 6-K furnished with the Securities and Exchange Commission on November 15, 2018)

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

2.38*

Twelfth Supplemental Indenture, dated as of September 15, 2025, between the Registrant and The Bank of New York Mellon, as trustee, and The Bank of New York Mellon, Hong Kong Branch, as CMU Lodging and Paying Agent, Transfer Agent and Registrar

Exhibit Number	Description of Document

2.39*	Form of 1.90% Notes due 2029 (included in Exhibit 2.38)

4.1	2000 Option Plan (amended and restated effective December 16, 2008) (incorporated by reference to Exhibit 99.3 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

4.2	2008 Share Incentive Plan (incorporated by reference to Exhibit 99.4 of Form 6-K furnished with the Securities and Exchange Commission on December 17, 2008)

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

4.111

Share Purchase Agreement by and between the Buyer as defined therein, Baidu (Hong Kong) Limited, JOYY Inc. and certain investors party thereto, dated February 25, 2025 (incorporated by reference to Exhibit 4.111 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2025)

4.112	Indenture, dated February 24, 2025, between iQIYI and Citibank, N.A., as trustee (incorporated by reference to Exhibit 4.112 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2025)

8.1

List of Principal Subsidiaries and Variable Interest Entities (incorporated by reference to Exhibit 8.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2025)

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.14 of our Registration Statement on Form F-1 (file no. 333-126534) filed with the Securities and Exchange Commission on July 12, 2005)

11.2

Third Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated by reference to Exhibit 11.2 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2025)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Ernst & Young Hua Ming LLP

97	Clawback Policy (incorporated by reference to Exhibit 97 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2024)

101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents

104	Cover Page formatted as Inline XBRL and contained in Exhibit 101

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baidu, Inc.

By:	/s/ Robin Yanhong Li
Name: Robin Yanhong Li
Title: Chairman and Chief Executive Officer

Date: March 17, 2026

BAIDU, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Baidu, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Baidu, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 17, 2026 expressed an unqualified opinion thereon.
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

Impairment of long-lived assets

Description of the Matter
As described in Notes 2 and 26 to the consolidated financial statements, the Company recognized RMB16,190 million (US$2,315 million) impairment loss for an asset group (“Asset Group”) for the year ended December 31, 2025. The Company performed a recoverability test on the long-lived assets associated with the Asset Group. The result of the recoverability test indicated that the future undiscounted cash flows expected to result from the use of the assets and the eventual disposition is less than the carrying amount of the Asset Group. The Company determined the fair value of the Asset Group using the discounted cash flows method and reduced the carrying amount of the Asset Group to its estimated fair value.

Auditing the impairment loss for the Asset Group recorded by the Company required subjective auditor’s judgment due to the estimation uncertainty in determining the fair value of the Asset Group. Significant assumptions used included revenue growth rates and the discount rate. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s process of determining the fair value of the Asset Group. For example, we tested the controls over management’s review of the significant assumptions used to determine the fair value of the Asset Group.

To test the impairment loss for the Asset Group recorded by the Company, we performed audit procedures that included, among others, evaluating the significant assumptions described above. We evaluated the relevance and reliability of external data used by the management’s specialist. For example, we considered the Company’s historical results and industry trends when evaluating revenue growth rates. We tested the completeness and accuracy of the underlying data used. We involved our internal valuation specialists to assist in evaluating the Company’s methodology to determine the fair value of the Asset Group, and the Asset Group’s discount rate by comparing it to a discount rate that was independently developed using observable market information. We also performed sensitivity analyses of significant assumptions mentioned above to evaluate the changes in the Asset Group’s fair value resulting from changes in the assumptions.

Impairment assessment of equity investments without readily determinable fair value using the measurement alternative

Description of the Matter
As described in Notes 2 and 4 to the consolidated financial statements, as of December 31, 2025, the Company’s consolidated balance of equity investments without readily determinable fair value using the measurement alternative was RMB5,725 million (US$819 million). For the year ended December 31, 2025, the Company recognized impairment losses of RMB263 million (US$38 million) for equity investments without readily determinable fair value using the measurement alternative. The Company performs impairment assessment to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the investee’s financial performance or business prospects, factors that raise significant concerns about the investee’s ability to continue as a going concern, adverse changes in the investee’s regulatory, economic or technologic environment and adverse changes in the general market condition of either the geographical area or the industry in which the investee operates.

Auditing the Company’s impairment assessment was complex and highly judgmental due to the significant judgment involved in management’s assessment of whether indicators of impairment existed, and if so, determining whether investee was impaired based on the information available.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls over management’s process of assessing impairment indicators and, as necessary, determining whether an equity investment is impaired.

To test the impairment assessment of equity investments without readily determinable fair value using the measurement alternative, we performed audit procedures on a sample basis that included, among others, evaluating management’s assessment of impairment indicators, including the investee’s financial condition and operating results and other relevant external information. We independently evaluated the information available to determine whether the Company’s conclusion on whether the investments are impaired is appropriate.

/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2007.
Beijing, The People’s Republic of China
March 17, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Baidu, Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Baidu, Inc.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Baidu, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of YY Live that was acquired in 2025, which is included in the 2025 consolidated financial statements of the Company and constituted less than 1% of total assets as of December 31, 2025 and less than 3% of revenue for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of YY Live.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 17, 2026 expressed opinion thereon.
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
/s/
Ernst & Young Hua Ming LLP
Beijing, The People’s Republic of China
March 17, 2026

BAIDU, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		24,832	24,606	3,519
Restricted cash		11,697	225	32
Short-term investments, net	4	102,608	90,661	12,964
Accounts receivable, net of allowance of RMB 3,517 and RMB 5,001 (US$ 715 ) as of December 31, 2024 and 2025, respectively	8	10,104	12,972	1,855
Amounts due from related parties	24	790	761	109
Other current assets, net	9	18,818	22,745	3,253

Total current assets		168,849	151,970	21,732

Non-current assets:
Fixed assets, net	10	30,102	26,281	3,758
Licensed copyrights, net	6	6,930	5,963	853
Produced content, net	7	14,695	14,575	2,084
Intangible assets, net	11	772	3,891	556
Goodwill	11	22,586	36,783	5,260
Long-term investments, net	4	41,721	44,918	6,423
Long-term time deposits and held-to-maturity investments	5	98,535	123,862	17,712
Amounts due from related parties	24	137	167	24
Deferred tax assets, net	17	2,193	4,582	655
Operating lease right-of-use assets	16	10,898	8,610	1,231
Receivables related to the proposed acquisition of YY Live, net	3	13,547	—	—
Other non-current assets	9	16,815	27,555	3,941

Total non-current assets		258,931	297,187	42,497

Total assets		427,780	449,157	64,229

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB 39,711 and RMB 37,165 (US$ 5,315 ) as of December 31, 2024 and 2025, respectively):	1
Short-term loans	13	10,669	7,626	1,091
Accounts payable and accrued liabilities	12	41,443	38,891	5,561
Customer deposits and deferred revenue		14,624	13,051	1,866
Deferred income		684	531	76
Long-term loans, current portion	13	168	14,765	2,111
Convertible senior notes, current portion	15	242	1,459	209
Notes payable, current portion	14	8,026	4,560	652
Amounts due to related parties	24	1,794	1,988	284
Operating lease liabilities	16	3,303	3,457	494

Total current liabilities		80,953	86,328	12,344

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB 7,352 and RMB 8,242 (US$ 1,179 ) as of December 31, 2024 and 2025, respectively):	1
Deferred income		231	198	28
Deferred revenue		585	723	103
Amounts due to related parties	24	56	36	5
Long-term loans	13	15,596	3,369	482
Notes payable	14	27,996	51,021	7,296
Convertible senior notes	15	8,351	6,712	960
Deferred tax liabilities	17	3,870	4,985	713
Operating lease liabilities	16	4,973	4,108	587
Other non-current liabilities		1,557	1,951	280

Total non-current liabilities		63,215	73,103	10,454

Total liabilities		144,168	159,431	22,798

Commitments and contingencies	19

Redeemable noncontrolling interests	20	9,870	13,166	1,883

Equity
Class A Ordinary Shares, par value US$ 0.000000625 per share, 66,000,000,000 shares authorized, 2,378,179,600 shares and 2,323,561,440 shares issued as of December 31, 2024 and 2025, respectively, and 2,239,234,372 shares and 2,197,993,760 shares outstanding as of December 31, 2024 and 2025, respectively	21	—	—	—
Class B Ordinary Shares, par value US$ 0.000000625 per share, 2,832,000,000 shares authorized, 524,340,320 shares and 524,020,320 shares issued and outstanding as of December 31, 2024 and 2025, respectively	21	—	—	—
Additional paid-in capital		91,586	94,979	13,582
Treasury stock	21	(6,236)	(4,693)	(671)
Retained earnings	21	180,073	177,694	25,410
Accumulated other comprehensive loss	21	(1,803)	(1,650)	(236)

Total Baidu, Inc. shareholders’ equity		263,620	266,330	38,085

Noncontrolling interests		10,122	10,230	1,463

Total equity		273,742	276,560	39,548

Total liabilities, redeemable noncontrolling interests and equity		427,780	449,157	64,229

The accompanying notes are an integral part of the consolidated financial statements.

F-
5

BAIDU, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), including number of shares, except for per share (or ADS) data)

		For the Years Ended December 31,
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	US$
Revenue	25	134,598	133,125	129,079	18,458

Costs and expenses:
Cost of revenue		65,031	66,102	72,436	10,358
Selling, general and administrative		23,519	23,620	25,843	3,696
Research and development		24,192	22,133	20,433	2,922
Impairment of long-lived assets	2	—	—	16,190	2,315

Total costs and expenses		112,742	111,855	134,902	19,291

Operating income (loss)		21,856	21,270	(5,823)	(833)

Other income:
Interest income		8,009	7,962	8,602	1,230
Interest expense		(3,248)	(2,824)	(2,784)	(398)
Foreign exchange gain (loss), net		595	1,076	(2,242)	(321)
Share of earnings (losses) from equity method investments		(3,799)	(691)	3,196	457
Others, net		1,785	1,829	5,767	825

Total other income, net		3,342	7,352	12,539	1,793

Income before income taxes		25,198	28,622	6,716	960
Income tax expense	17	3,649	4,447	1,259	180

Net income		21,549	24,175	5,457	780

Less: net income (loss) attributable to noncontrolling interests		1,234	415	(132)	(19)

Net income attributable to Baidu, Inc.		20,315	23,760	5,589	799

Earnings per share for Class A and Class B ordinary shares:	22
Basic		6.98	8.31	1.71	0.24
Diluted		6.89	8.24	1.47	0.21
Earnings per ADS (1 ADS equals 8 Class A ordinary shares):	22
Basic		55.83	66.40	13.67	1.95
Diluted		55.08	65.91	11.78	1.68
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):	22
Basic		2,807	2,790	2,726	2,726
Diluted		2,837	2,798	2,744	2,744
Other comprehensive income (loss):	21
Foreign currency translation adjustments		(913)	(766)	624	89
Unrealized gains (losses) on available-for-sale investments, net of reclassification		(201)	174	(96)	(14)
Unrealized losses on derivatives		(422)	(387)	(511)	(73)

Other comprehensive income (loss), net of tax		(1,536)	(979)	17	2

Comprehensive income		20,013	23,196	5,474	782

Less: comprehensive income (loss) attributable to noncontrolling interests		1,139	344	(268)	(38)

Comprehensive income attributable to Baidu, Inc.		18,874	22,852	5,742	820

The accompanying notes are an integral part of the consolidated financial statements.

F-
6

BAIDU, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	21,549	24,175	5,457	780
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation of fixed assets and computer parts	7,390	6,844	7,746	1,108
Amortization and impairment of intangible assets	430	295	555	79
Impairment of long-lived assets	—	—	16,190	2,315
Deferred income tax, net	(163)	1,040	(1,271)	(182)
Share-based compensation	6,345	4,784	3,605	517
Allowance for credit losses	693	1,074	1,984	284
Investment and interest income	(3,765)	(2,598)	(7,455)	(1,067)
Amortization of licensed copyrights	7,088	7,489	6,137	878
Amortization and impairment of produced content	6,549	5,893	6,913	989
Impairment of long-term investments and other assets excluding long-lived assets	910	630	488	70
Share of losses (earnings) from equity method investments	3,799	691	(3,196)	(457)
Loss (gain) on disposal of subsidiaries or business	(157)	22	—	—
Gain on disposal of fixed assets	(36)	(44)	(11)	(2)
Barter transaction revenue	(418)	(902)	(450)	(64)
Accretion on convertible senior notes and others	332	311	261	37
Other non-cash expenses (income)	(864)	(958)	2,082	298
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts receivable	216	327	(4,509)	(645)
Amounts due from related parties	(196)	(220)	6	1
Licensed copyrights	(6,381)	(6,530)	(4,858)	(695)
Produced content	(6,928)	(7,210)	(6,749)	(965)
Other assets	(691)	(16,782)	(22,377)	(3,200)
Customer deposits and deferred revenue	1,645	103	(1,775)	(254)
Accounts payable and accrued liabilities and other non-current liabilities	(858)	2,298	(1,844)	(264)
Deferred income	273	410	(99)	(14)
Amounts due to related parties	(147)	92	157	22

Net cash provided by/ (used in) operating activities	36,615	21,234	(3,013)	(431)

Cash flows from investing activities:
Acquisition of fixed assets	(11,190)	(8,134)	(12,073)	(1,726)
Acquisition of businesses, net of cash acquired	(115)	—	(1,188)	(170)
Acquisition of intangible assets	(105)	(125)	(1,344)	(192)
Purchases of time deposits and held-to-maturity investments	(198,658)	(225,885)	(160,679)	(22,977)
Maturities of time deposits and held-to-maturity investments	152,877	224,188	155,700	22,265
Purchases of available-for-sale debt investments	(3,335)	(79,022)	(151,448)	(21,657)
Sales and maturities of available-for-sale debt investments	2,155	74,366	146,788	20,990
Purchases of trading investments	—	(15)	(3,405)	(487)
Purchases of equity investments	(1,487)	(795)	(646)	(92)
Proceeds from disposal of equity investments	6,884	6,697	3,936	563
Loans provided to third parties	(1,472)	(2,427)	(813)	(116)
Loans provided to related parties	(1)	(38)	(100)	(14)
Repayment from loans provided to third parties	—	112	—	—
Repayment from loans provided to related parties	3,946	—	—	—
Return of equity method investments	—	2,536	29	4
Other investing activities	104	(13)	107	15

Net cash used in investing activities	(50,397)	(8,555)	(25,136)	(3,594)

The accompanying notes are an integral part of the consolidated financial statements.

F-
7

BAIDU, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”))

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term loans	15,928	22,454	11,996	1,715
Repayments of short-term loans	(11,026)	(22,039)	(15,035)	(2,150)
Proceeds from long-term loans	130	1,120	3,450	493
Repayments of long-term loans	(31)	(16)	(547)	(78)
Repayment of loans borrowed from related parties	(3,477)	—	—	—
Proceeds from issuance of long-term notes, net of issuance costs	—	—	28,708	4,105
Repayments of long-term notes	(7,296)	(6,142)	(7,955)	(1,138)
Proceeds from issuance of convertible senior notes, net of issuance costs	4,415	—	2,490	356
Repayments or redemption of convertible senior notes	(11,736)	(2,914)	(2,814)	(402)
Proceeds from issuance of subsidiaries’ shares	3,461	41	—	—
Repurchase of ordinary shares	(4,764)	(6,324)	(5,536)	(792)
Proceeds from exercise of share options	103	47	93	13
Proceeds from issuance of redeemable noncontrolling interests	351	615	2,370	339
Acquisition of redeemable noncontrolling interests and noncontrolling interests in subsidiaries	—	(825)	—	—
Proceeds from other financing activities	—	339	243	36
Repayments of other financing activities	(220)	(115)	(321)	(46)

Net cash provided by/ (used in) financing activities	(14,162)	(13,759)	17,142	2,451

Effect of exchange rate changes on cash, cash equivalents and restricted cash	282	95	(751)	(107)
Net decrease in cash, cash equivalents and restricted cash	(27,662)	(985)	(11,758)	(1,681)

Cash, cash equivalents and restricted cash at the beginning of the year	65,236	37,574	36,589	5,232

Cash, cash equivalents and restricted cash at the end of the year	37,574	36,589	24,831	3,551

Supplemental disclosures:
Interest paid	2,764	2,237	2,007	287
Income taxes paid (i)	3,666	3,684	3,254	465
Non-cash investing and financing activities:
Acquisition of fixed assets included in accounts payable and accrued liabilities	1,310	1,819	1,638	234
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	25,231	24,832	24,606	3,519
Restricted cash	11,503	11,697	225	32
Long-term restricted cash	840	60	—	—

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	37,574	36,589	24,831	3,551

(i)	For the year ended December 31, 2025, income taxes paid amounted to RMB3.2 b illion (US$461 million) in Chinese mainland, and RMB 27 million (US$4 million) in jurisdictions outside Chinese mainland.
The accompanying notes are an integral part of the consolidated financial statements.

F-
8

BAIDU, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares)

	Attributable to Baidu, Inc.
	Ordinary shares		Treasury Stock
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total shareholders’ equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2022	2,796,585,392	—	49,408,840	(5,264)	79,855	148,341	546	5,934	229,412
Net income	—	—	—	—	—	20,315	—	1,234	21,549
Other comprehensive loss	—	—	—	—	—	—	(1,441)	(95)	(1,536)
Issuance of shares by the Company’s subsidiaries to noncontrolling interests	—	—	—	—	1,274	—	—	2,175	3,449
Exercise of share-based awards	51,267,008	—	(50,887,168)	6,210	—	(6,102)	—	—	108
Share-based compensation	—	—	—	—	5,965	—	—	351	6,316
Dividends paid and payable by the Company’s subsidiaries	—	—	—	—	—	—	—	(78)	(78)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	(717)	—	(4)	(721)
Repurchase of ordinary shares	(42,661,000)	—	42,661,000	(4,764)	—	—	—	—	(4,764)
Others	—	—	—	—	5	(597)	—	—	(592)

Balances at December 31, 2023	2,805,191,400	—	41,182,672	(3,818)	87,099	161,240	(895)	9,517	253,143

Net income	—	—	—	—	—	23,760	—	415	24,175
Other comprehensive loss	—	—	—	—	—	—	(908)	(71)	(979)
Acquisition of noncontrolling interests	—	—	—	—	4	—	—	(31)	(27)
Issuance of shares by the Company’s subsidiaries to noncontrolling interests	—	—	—	—	27	—	—	12	39
Exercise of share-based awards	35,317,136	—	(34,659,840)	3,974	—	(3,931)	—	—	43
Share-based compensation	—	—	—	—	4,458	—	—	303	4,761
Dividends paid and payable by the Company’s subsidiaries	—	—	—	—	—	—	—	(23)	(23)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	(588)	—	—	(588)
Repurchase of ordinary shares	(76,933,844)	—	76,933,844	(6,392)	—	—	—	—	(6,392)
Others	—	—	—	—	(2)	(408)	—	—	(410)

Balances at December 31, 2024	2,763,574,692	—	83,456,676	(6,236)	91,586	180,073	(1,803)	10,122	273,742

Net income (loss)	—	—	—	—	—	5,589	—	(132)	5,457
Other comprehensive income (loss)	—	—	—	—	—	—	153	(136)	17
Exercise of share-based awards	30,864,432	—	(29,633,816)	2,403	25	(2,308)	—	—	120
Share-based compensation	—	—	—	—	3,578	—	—	226	3,804
Dividends paid and payable by the Company’s subsidiaries	—	—	—	—	—	—	—	(22)	(22)
Accretion of redeemable noncontrolling interests	—	—	—	—	—	(926)	—	—	(926)
Repurchase and retirement of ordinary shares	(72,425,044)	—	17,486,884	(860)	—	(4,734)	—	—	(5,594)
Others	—	—	—	—	(210)	—	—	172	(38)

Balances at December 31, 2025	2,722,014,080	—	71,309,744	(4,693)	94,979	177,694	(1,650)	10,230	276,560

Balances at December 31, 2025, in US$		—		(671)	13,582	25,410	(236)	1,463	39,548

The accompanying notes are an integral part of the consolidated financial statements.

F-
9

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

1.	ORGANIZATION AND BASIS OF PRESENTATION
Baidu, Inc. (“Baidu” or the “Company”) was incorporated under the laws of the Cayman Islands on January 18, 2000. The Company, its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs are hereinafter collectively referred to as the “Group”.
As of December 31, 2025, the Company has major subsidiaries incorporated in countries and jurisdictions including Chinese mainland, Hong Kong, Cayman Islands and British Virgin Islands (“BVI”). As of December 31, 2025, the Company also effectively controls a number of VIEs through the Primary Beneficiaries, as defined below, which include:

•	Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”), controlled by the Company;

•	Beijing Perusal Technology Co., Ltd. (“Beijing Perusal”), controlled by the Company;

•	Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI”), and other VIEs controlled by iQIYI, Inc. (“iQIYI VIEs”); and

•	Other VIEs controlled by the Company or the Company’s subsidiaries.
The Group’s operations consist of Baidu General Business (formerly known as Baidu Core, and was redefined as Baidu General Business) and iQIYI. The Group’s principal geographic market is in Chinese mainland. The Company does not conduct any substantive operations of its own, but conducts its primary business operations through its subsidiaries incorporated in Chinese mainland and contractual arrangements with the VIEs based in Chinese mainland.
The Group’s internet content services, value-added telecommunication-based services, internet map services, online audio and video services, and mobile application distribution businesses in Chinese mainland have been conducted through the applicable VIEs in order to comply with the laws and regulations of Chinese mainland, which restrict and impose conditions on foreign direct investment in companies involved in the provision of such businesses. To comply with these foreign ownership restrictions, the Group operates its websites and primarily provides services subject to such restriction in Chinese mainland through the VIEs, the Chinese mainland legal entities that were established or whose equity shares were held by the individuals authorized by the Group.
The paid-in capital
of the VIEs was mainly funded by the Company or its subsidiaries through loans extended to the authorized individuals who were the shareholders of the VIEs. The Company or its subsidiaries has entered into proxy agreements/shareholder voting rights trust agreements/powers of attorney and exclusive equity purchase and transfer option agreement or exclusive purchase option agreement with the VIEs and nominee shareholders of the VIEs, which give the Primary Beneficiaries the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the laws of Chinese mainland, respectively. Certain exclusive agreements have been entered into with the VIEs through the Primary Beneficiaries or their wholly-owned subsidiaries in Chinese mainland, which obligate the Primary Beneficiaries to absorb losses of the VIEs’ that could potentially be significant to the VIEs or entitle the Primary Beneficiaries to receive economic benefits from the VIEs that could potentially be significant to the VIEs. In addition, the Group has entered into certain agreements with the shareholders of the VIEs through the Primary Beneficiaries or their wholly-owned subsidiaries, including loan agreements for the paid-in capital
of the VIEs and equity pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs.
The shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Primary Beneficiaries. In addition, through the other exclusive agreements, which consist of exclusive equity purchase and transfer option agreements/exclusive purchase option agreements, commitment letters, operating agreements/business operation agreements, exclusive technology consulting and services agreements and license agreements, the Primary Beneficiaries, by themselves or their wholly-owned subsidiaries in Chinese mainland, demonstrate their ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the VIEs. The VIEs are subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) Topic 810,
Consolidation
(“ASC 810”).
Unrecognized revenue-producing assets held by the VIEs include certain internet content provisions and other licenses, domain names and trademarks. The internet content provisions and other licenses, which are held by the VIEs that provide the relevant services, are required under the relevant laws of Chinese mainland, rules and regulations for the operation of Internet businesses in Chinese mainland, and therefore are integral to the Company’s operations.
The principal terms of the arrangements entered into amongst the VIEs, their respective shareholders and the Primary Beneficiaries are further described below.

F-1
0

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
Exclusive Equity Purchase and Transfer Option Agreements/ Exclusive Purchase Option Agreements
Pursuant to the exclusive equity purchase and transfer option agreement amongst the shareholders of Baidu Netcom, the Company and Baidu Online Network Technology (Beijing) Co., Ltd.(“Baidu Online”), the shareholders of Baidu Netcom irrevocably granted the Company or its designated person(s) (including Baidu Online) an exclusive option to purchase, to the extent permitted under the laws of Chinese mainland, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable laws of Chinese mainland. The shareholders of Baidu Netcom must remit to Baidu Online any amount that is paid by Baidu Online in connection with the purchased equity interests as requested by the Company or its designated person(s) (including Baidu Online) to the extent permitted by the applicable laws. The Company or its designated person(s) have sole discretion to decide when to exercise the option, whether in part or in full. Any and all dividends and other capital distributions made by Baidu Netcom to its shareholders must be repaid to the Company in full. The Company or its designated person(s) (including Baidu Online) also have the exclusive right to cause the shareholders of Baidu Netcom to transfer their equity interests in Baidu Netcom to the Company or any designated third party. The Company would provide unlimited financial support to Baidu Netcom if, in the normal operation of business, Baidu Netcom would become in need of any form of reasonable financial support. If Baidu Netcom were to incur any loss and as a result cannot repay any loans from the Company (through Baidu Online), the Company will unconditionally forgive any such loans to Baidu Netcom provided that Baidu Netcom provides sufficient proof for its loss and incapacity to repay. In addition, the shareholders of Baidu Netcom must appoint the candidates recommended by Baidu Online as their representatives on Baidu Netcom’s board of directors. The agreement will terminate when the shareholders of Baidu Netcom have transferred all their equity interests in Baidu Netcom to the Company or its designated person(s) or upon expiration of the term of business of the Company or Baidu Netcom.
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
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
Pursuant to loan agreements amongst the shareholders of Baidu Perusal and Baidu Online, the amount of loans extended to the respective shareholders of Beijing Perusal is RMB
3.2
 billion (US$
457
 million). The term of the loan agreements will expire on March 30, 2028 and October 29, 2029, and can be extended with the written consent of both parties before its expiration. Each of the loan agreements amongst Baidu Online or other subsidiaries and the respective shareholders of Beijing Perusal or other VIEs, including iQIYI VIEs, contains substantially the same terms as those described above, except that the amount of the loans and the contract expiration date varies. The term of the loan agreement amongst Beijing QIYI Century and the individual shareholder of Beijing iQIYI expired on June 23, 2021 originally, which was extended in December 2020 for another ten years to June 23, 2031 and can be further extended upon the written notification from Beijing QIYI Century.
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

F-1
2

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

F-1
3

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

Through the contractual arrangements, the shareholders of the VIEs effectively assigned their full voting rights to the Company or its subsidiaries, which gives the Company or its subsidiaries the power to direct the activities that most significantly impact the VIEs’ economic performance. The Company or its subsidiaries obtain the ability to approve decisions made by the VIEs and the ability to acquire the equity interests in the VIEs when permitted by the laws of Chinese mainland. The Company or its subsidiaries are obligated to absorb losses or receive economic benefits of the VIEs that could potentially be significant to the VIEs through providing unlimited financial support to the VIEs or are entitled to receive economic benefits from the VIEs that could potentially be significant to the VIEs through the exclusive technology consulting and service fees. As a result of these contractual agreements, the Company or its subsidiaries are determined to be the primary beneficiary of the VIEs and consolidates the VIEs as required by ASC 810.
Through the contractual arrangements, the shareholders of the iQIYI VIEs effectively assigned all of their voting rights underlying their equity interests in iQIYI VIEs to iQIYI. In addition, through the other exclusive agreements, which consist of the operation agreements, business cooperating agreements, exclusive technology consulting and services agreements and trademark and software usage license agreements, iQIYI, through its wholly-owned subsidiaries in Chinese mainland, have the right to receive economic benefits from iQIYI VIEs that potentially could be significant to iQIYI VIEs. Lastly, through the commitment letters, iQIYI has the obligation to absorb losses of iQIYI VIEs that could potentially be significant to iQIYI VIEs. Therefore, iQIYI is considered the primary beneficiary of iQIYI VIEs and consolidates iQIYI VIEs and their subsidiaries
.
The Group has also entered into contractual arrangements with several other VIEs and their respective nominee shareholders, including iQIYI’s other VIEs and their respective nominee shareholders, through some of our subsidiaries other than Baidu Online and Beijing QIYI Century, which result in the Company/iQIYI or relevant subsidiaries, as the case may be, being the primary beneficiaries of the relevant VIEs. As a result of these contractual arrangements, the Company consolidate these other VIEs through the subsidiaries as required by ASC 810.
In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs of the Company is in compliance with the laws and regulations of Chinese mainland; (ii) the contractual arrangements with the VIEs and their shareholders constituted legal, valid and binding obligations of such party, and are enforceable against such party in accordance with their respective terms; and (iii) the execution, delivery and performance by the VIEs and their shareholders, and the contractual arrangements as a whole, do not result in any violation of the provisions of the articles of association and business licenses of the VIEs, and any violation of any current laws and regulations of Chinese mainland.
However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of any existing and/or future laws or regulations of Chinese mainland and could limit the Company’s ability, through the Primary Beneficiaries, to enforce its rights under these contractual arrangements. Furthermore, shareholders of the VIEs may have interests that are different with those of the Company, which could potentially increase the risk that they would seek to breach the existing terms of the aforementioned arrangements.
On January 1, 2020, the Foreign Investment Law came into effect and became the principal laws and regulations governing foreign investment in Chinese mainland. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all
provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. There are uncertainties regarding the interpretation of the Foreign Investment Law with respect to the contractual arrangements as a form of foreign investment. Since the VIEs’ internet content services, value-added telecommunication-based services, internet map services, online audio and video services and mobile application distribution businesses in Chinese mainland are included in the negative list or subject to the restrictions on foreign investment, if any of the VIEs would be deemed as a foreign invested enterprise, the Company’s current organizational structure could be in violation of existing and/or future laws or regulations of Chinese mainland and could limit the Company’s ability, through the Primary Beneficiaries, to enforce its rights under these contractual arrangements with the VIEs and the Company’s ability to conduct business through the VIEs could be severely limited.
In addition, if the current organizational structure or any of the contractual arrangements were found to be in violation of any existing and/or future laws or regulations of Chinese mainland, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or discontinue the Company’s operating activities. The imposition of any of these or other penalties may cause the Company to lose its right to direct the activities that most significantly impact the VIEs and/or the right to receive economic benefits that could potentially be significant to the VIEs based on the contractual arrangements, which may result in the Company no longer being able to consolidate the financial results of the VIEs in the consolidated financial statements.
Furthermore, shareholders of the VIEs may have interests that are different with those of the Company, which could potentially increase the risk that they would seek to breach the existing terms of the aforementioned agreements.

F-1
4

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

The following tables set forth the financial statement balances and amounts of the VIEs and their subsidiaries included in the consolidating financial statements after the elimination of intercompany balances and transactions among VIEs and their subsidiaries within the Group.

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In millions)
Assets
Cash and cash equivalents	1,991	2,803	401
Short-term investments, net	5,473	4,748	679
Others	18,331	21,875	3,128

Total current assets	25,795	29,426	4,208

Fixed assets, net	12,583	9,086	1,299
Long-term investments, net	16,410	17,652	2,524
Long-term time deposits and held-to-maturity investments	3,384	3,715	531
Others	41,806	50,905	7,280

Total non-current assets	74,183	81,358	11,634

Total	99,978	110,784	15,842

Liabilities
Accounts payable and accrued liabilities	18,527	17,157	2,453
Others	21,184	20,008	2,862

Total current third-party liabilities	39,711	37,165	5,315

Total non-current third-party liabilities	7,352	8,242	1,179

Amounts due to the other entities within Baidu (i)	26,929	48,146	6,884

Total	73,992	93,553	13,378

Note:
(i)	It represents the elimination of intercompany balances among Baidu, Inc., primary beneficiaries of VIEs excluding Baidu, Inc., other subsidiaries and the VIEs and VIEs’ subsidiaries.
The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In millions)
Revenue	67,001	66,755	74,650	10,675
Net income (loss)	4,202	2,625	(10,149)	(1,451)
Net cash provided by/(used in) operating activities	5,328	(7,363)	(14,504)	(2,074)
Net cash used in investing activities	(2,381)	(7,584)	(4,985)	(713)
Net cash provided by/(used in) financing activities	(1,998)	12,098	20,398	2,917
As of December 31, 2024 and 2025, there was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries, other than the aforementioned in the equity pledge agreements and business operation agreements. The amount of the net assets of the VIEs was RMB
17.2
billion (US$
2.5
billion) as of December 31, 2025. The creditors of the VIEs’
third-party
liabilities did not have recourse
to
the general credit of the Company in normal course of business. The Company did not provide financial or other supports not previously contractually required to the VIEs during the years presented.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
Recently Adopted Accounting Pronouncements
Adoption of ASU 2023-09
In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09,
Income Taxes (Topic 740): Improvements to Income Tax Disclosures
(“ASU 2023-09”), which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), Income (or loss) from continuing operations before income tax expense (or benefit) and Income tax expense (or benefit) from continuing operations. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Group’s fiscal years beginning after December 15, 2024. Early adoption is permitted. Beginning January 1, 2025, the Group adopted ASU 2023-09 prospectively.
Comparative Information
Certain items in the consolidated financial statements have been reclassified to conform with current year’s presentation.
Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Management evaluates estimates, including those related to the standalone selling prices of performance obligations and amounts of variable considerations of revenue contracts, the allowance for credit losses, fair values of certain debt and equity investments, future viewership consumption patterns and useful lives of licensed copyrights and produced content, future revenue generated by the broadcasting and sublicensing rights of content assets (licensed and produced), ultimate revenue of produced content predominantly monetized on its own, fair values of licensed copyrights and produced contents monetized as a film group or individually, the useful lives and impairment of long-lived assets, impairment of long-term investments and goodwill, the purchase price allocation, deferred tax valuation allowance, the fair value of share-based awards and estimated forfeitures for share-based awards among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.
Currency Translation for Financial Statements Presentation
Translations of amounts from RMB into U.S. dollars (US$) for the convenience of the reader have been calculated at the exchange rate of RMB6.9931 per US$1.00 on December 31, 2025, the last business day in fiscal year 2025, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.
Foreign Currency
The Company’s functional currency is the US$. The Company’s subsidiaries, VIEs and subsidiaries of the VIEs determine their functional currencies based on the criteria of ASC Topic 830,
Foreign Currency Matters
. The Group uses the RMB as its reporting currency. The Group uses the exchange rate as of the balance sheet date to translate its assets and liabilities and the average daily exchange rate for each month to translate its income and expense items to reporting currency. Any translation gains (losses) are recorded in other comprehensive income (loss). Transactions denominated in foreign currencies are measured and recorded into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies other than functional currency are remeasured into the functional currency at the exchange rates prevailing at
the balance sheet date. Exchange gains and losses are included in earnings as a component of “Other income”.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

Segment Reporting
As of December 31, 2024 and 2025, the Group had two
reportable segments, Baidu General Business and iQIYI. Baidu General Business mainly provides online marketing services and others including cloud services. iQIYI produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content, in a variety of formats.
The Group’s chief executive officer, who has been identified as the chief operating decision maker (“CODM”), reviews the operating results of Baidu General Business and iQIYI, to allocate resources and assess the Group’s performance. Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC Topic 280,
 Segment Reporting.
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
Cash that is restricted as to withdrawal for use is reported as “Restricted cash” in the consolidated balance sheets.
Accounts Receivable and Contract Assets, net
Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses. The Group maintains an allowance for credit losses in accordance with ASC Topic 326,
Credit Losses
(“ASC 326”) and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance is classified as “Selling, general and administrative” in the consolidated statements of comprehensive income. The Group assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances and contract assets balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers.
Transfer of Financial Assets
The Group accounts for transfers of financial assets in accordance with ASC Topic 860,
Transfers and
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
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
Interest income for all categories of investments described above are included in earnings.
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
(“ASC 323”). Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee was a consolidated subsidiary. The Group subsequently adjusts the carrying amount of its investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment and its share of each equity investee’s movement in accumulated other comprehensive income or loss is recognized in other comprehensive income (loss). When calculating its proportionate share of each equity investee’s net income or loss, the Group adjusts the net income or loss of equity investee to include accretion of preferred stock that is classified in temporary equity in the investee’s financial statements, into earnings. The Group will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When the Group has other investments in its equity-method investee and is not required to advance additional funds to that investee, the Group would continue to report its share of equity method losses in its consolidated statements of comprehensive income after its equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of the Group’s other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference. The Group adopted a one-quarter
lag in reporting for its share of equity earnings (losses) to a majority of its equity method investees.
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
Equity investments in private equity funds that the Group does not have the ability to exercise significant influence are measured using the net asset value per share based on the practical expedient in ASC Topic 820,
Fair Value Measurements and Disclosures
(“ASC 820”) (“NAV practical expedient”).

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
Equity investments with readily determinable fair values represent investments in the equity securities of publicly listed companies, on which the Group does not have significant influence, and are measured at fair value, any changes in fair value are recognized in “Others, net” in the consolidated statements of comprehensive income.
For equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those investments are impaired. For equity investments that the Group elects to use the measurement alternative, the Group performs impairment assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the financial performance or business prospects of the investee, factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If impairment assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.
In accordance with ASC Subtopic
946-320,
Financial Services—Investment Companies, Investments—Debt and Equity Securities
(“ASC
946-320”)
,
the Group’s consolidated investment company accounts for long-term equity investments in unlisted companies at fair value. These investments were initially recorded at their transaction price net of transaction costs, if any. Fair values of these investments are remeasured at each reporting date in accordance with ASC 820, and any changes in fair value are recognized in “Others, net” in the consolidated statements of comprehensive income.
Available-for-sale
debt investments are convertible debt instruments and investments in preferred shares that are currently redeemable at the Group’s option, and are measured at fair value. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive income (loss).
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
Fair Value Measurements of Financial Instruments
Financial instruments include cash and cash equivalents, restricted cash, short-term investments, amounts due from and due to related parties, other receivables, long-term investments, notes payable, convertible senior notes and long-term loans. The carrying values of the aforementioned financial instruments included in current assets and liabilities approximate their respective fair values because of their general short maturities. The carrying amounts of long-term loans approximate fair values as the related interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The fair value of long-term investments, notes payable and convertible senior notes that are not reported at fair value are disclosed in Note 26.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
Licensed Copyrights, net
Licensed copyrights consist of professionally produced content acquired from external parties, such as drama series, films, variety shows, children’s content, animations, and others, along with micro dramas. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by the Group in accordance with the conditions of the license agreement and the content is available for its first showing on the Group’s platforms. Licensed copyrights are presented on the consolidated balance sheets as current and non-current
based on estimated time of usage.
The Group’s licensed copyrights include the right to broadcast and, in some instances, the right to sublicense. When licensed copyrights include both broadcasting and sublicensing rights, the content costs are allocated to these two rights upon initial recognition.
For the right to broadcast the contents on its own platforms, the content costs are amortized with an accelerated method considering historical and estimated future viewership consumption patterns over the shorter of each content’s contractual period or estimated useful lives within ten years. Estimates of future viewership consumption patterns and estimated useful lives are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization patterns are accounted for as a change in accounting estimate prospectively in accordance with ASC Topic 250,
Accounting Changes and Error Corrections
(“ASC 250”). For the right to sublicense the content to external parties, the content costs are amortized based on its estimated usage pattern and recorded as cost of revenue.
Produced Content, net
The Group produces original content
in-house
and in collaboration with external parties. Produced content primarily consists of drama series, films, variety shows, children’s content, animations, and others, along with micro dramas. The costs incurred in the physical production of original content include direct production costs, production overhead and acquisition costs. Produced content also includes cash expenditures made to acquire
a
proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred. Participation costs are accrued using the individual-film-forecast-computation method, which recognizes the costs in the same ratio as the associated ultimate revenue. Production costs for original content that are predominantly monetized in a film group are capitalized. Production costs for original content that are predominantly monetized on its own are capitalized to the extent that they are recoverable from revenue expected to be earned (“ultimate revenue”); otherwise, they are expensed as cost of revenue.
Ultimate revenue estimates include revenue expected to be earned from all sources during the estimated useful lives of produced content based on anticipated release patterns and historical results of similar produced content. The capitalized production costs are reported separately as “Produced content, net” on the consolidated balance sheets.
The Group amortizes produced content using an accelerated method by considering historical and estimated usage patterns, generally within ten years. Amortization costs are included in “Cost of revenue” in the consolidated statements of comprehensive income.

F-2
0

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

Impairment of Licensed Copyrights and Produced Content
The Group evaluates its film groups and individual content for impairment when there are events or changes in circumstances that indicate the fair value of a film group or individual content may be less than its unamortized costs. When such events or changes in circumstances are identified, the Group assesses whether the fair value of an individual content (or film group) is less than its unamortized film costs, determines the fair value of an individual content (or film group) and recognizes an impairment charge for the amount by which the unamortized capitalized costs exceed the individual content’s (or film group’s) fair value. The Group mainly uses a discounted cash flow approach to determine the fair value of an individual content or film group, of which the most significant inputs include the forecasted future revenue, costs and operating expenses attributable to an individual content or the film group and the discount rate. An impairment loss attributable to a film group is allocated to individual licensed copyright and produced content within the film group on a pro rata basis using the relative carrying values of those assets.
Goodwill and Intangible Assets
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Group assesses goodwill for impairment in accordance with ASC Subtopic
350-20,
Intangibles—Goodwill and Other: Goodwill
(“ASC
350-20”),
which requires goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC
350-20.
As of December 31, 2024 and 2025, the Group has
three
reporting units, consisting of Baidu General Business excluding Smart Living Group (“SLG”), SLG and iQIYI.
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
The Group performed quantitative assessments for the reporting units of Baidu General Business excluding SLG and SLG. The fair values of the reporting units of Baidu General Business excluding SLG and SLG were determined using the income approach and market approach as appropriate. The Group performed impairment assessment for the iQIYI reporting unit and did not believe that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount.
No impairment loss was recorded for the years presented.
Application of a goodwill impairment test requires significant management judgment and estimation, such as identification of reporting units, estimating the fair value of each reporting unit. Estimating the fair value of reporting units using income approach and market approach involved significant assumptions, such as revenue growth rates and discount rate. Changes in these assumptions could materially affect the determination of fair value for each reporting unit.
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
Intangible assets have weighted average useful lives from the date of purchase as follows:

Trademarks	– 11 years
Technology and software	– 2 years
Intellectual property right	– 6 years
Others	– 6 years

F-2
1

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

Intangible assets with indefinite useful life are not amortized and are tested for impairment annually or more frequently, if events
or
changes
in
circumstances indicate that they might be impaired in accordance with ASC Subtopic
350-30,
Intangibles-Goodwill and Other: General Intangibles Other than Goodwill
(“ASC
350-30”).
Impairment of Long-Lived Assets Other Than Goodwill
The Group evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of long-lived assets in an asset group may not be fully recoverable. The Group evaluates the recoverability of the long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value.
Due to fluctuations in the external environment, in particular the rapid iteration of AI technology, and changes in the internal operations, the Group performed a recoverability test of the Core asset group and the result indicated that long-lived assets were not recoverable as of September 30, 2025. As the estimated fair value of these assets was below their carrying value, the Group recognized RMB
16.2 billion (US$2.3
billion) impairment losses. The Group determined the fair value of the Core asset group using the discounted cash flows method, a widely accepted valuation model, with the assistance of an independent third-party valuation firm. The significant assumptions used included revenue growth rates and the discount rate, all of which were classified as level 3 inputs under the fair value hierarchy (Note 26).
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
If an ROU asset is determined to be impaired, the Group measures the impairment loss and reduces the carrying amount of the ROU asset to its impaired carrying amount. The remaining balance of the ROU asset after the impairment is amortized on a straight-line basis from the date of impairment to the earlier of the end of the useful life of the ROU asset or the end of the lease term. For operating lease, the single lease cost recognized in profit or loss after an impairment event is calculated as the sum of: (a) amortization of the remaining balance of the ROU asset after the impairment, and (b) accretion of the lease liability, determined for each remaining period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability.
Revenue Recognition
The Group’s revenue is derived principally from online marketing services and others. Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Revenue is recorded net of value added taxes (“VAT”).
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

F-
2
2

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
Baidu Union online marketing services
Baidu Union is a program through which the Group expands distribution of its customers’ sponsored links or advertisements by leveraging the traffic of Baidu Union partners’ online properties. The Group acquires traffic from Baidu Union partners and is responsible for service fulfillment and pricing. The services which the Group provided to customers through Baidu Union partners’ online properties include CPC, other performance-based online marketing services and online display advertising services. These services are provided in the same way to customers as those through Baidu’s own platforms or properties. As the principal, the Group recognizes revenue from Baidu Union on a gross basis. Payments made to Baidu Union partners are recorded as traffic acquisition costs, which are included in “Cost of revenue” in the consolidated statements of comprehensive income.
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
Others
Cloud services
The Group provides a wide range of cloud services generally on either a subscription or consumption basis. Revenue related to cloud services provided on a subscription basis is recognized ratably over the contract period. Revenue related to cloud services provided on a consumption basis, such as the amount of storage used in a period, is recognized based on the customer’s utilization of such resources.
The Group provides cloud solutions for customers in various industries. Revenue related to cloud solutions, which mainly include significant integrated products and services, is recognized over time if one of the following criteria is met: (i) the customer simultaneously receives and consumes the benefits as the Group performs; (ii) the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (iii) the asset delivered has no alternative use and the Group has an enforceable right to payment for performance completed to date. For performance obligations satisfied over time, the Group recognizes revenue over time by measuring the progress toward complete satisfaction of a performance obligation. Otherwise, revenue is recognized at a point in time when a customer obtains control of a promised asset or service and the Group satisfies its performance obligation.
Video membership services
The Group offers membership services through iQIYI to subscribing members with various privileges. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as “Customer deposits and deferred revenue” and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from subscribing members for on-demand content purchases and early access to premium content. The Group is the principal as the Group retains control over the service delivery to the subscribing members. For the sale of the right to other membership services through strategic cooperation with other parties, the Group recognizes revenue on a net basis when the Group does not control the specified services before they are transferred to the customer.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
Contract liabilities
are
 mainly related to fees for membership services to be provided over the membership period, which are
 primarily included in “Customer deposits and deferred revenue” and “Deferred revenue” on the consolidated balance sheets. Balances of contract liabilities were RMB
8.4 billion and RMB
8.7
 billion (US$
1.2
billion) as of December 31, 2024 and 2025, respectively. Revenue recognized for the year ended December 31, 2025 that was included in contract liabilities as of January 1, 2025 was RMB7.2 billion (US$1.0
b
illion).
Contract assets mainly represent unbilled amounts related to the Group’s rights to consideration from the customers and are included in “Other current assets, net” on the consolidated balance sheets. As of December 31, 2024 and 2025, contract assets net of allowance for credit losses were
RMB
2.4
billion and RMB
1.9
billion (US$
272
million) respectively.
The Group’s disaggregated revenue disclosures are presented in Note 25.
Cost of Revenue
Cost of revenue consists primarily of content costs, traffic acquisition costs, bandwidth costs, depreciation costs, server custody fees, cost of goods sold and salaries and benefits for operation and service personnel. Traffic acquisition costs mainly represent the amounts paid or payable to Baidu Union partners who direct search queries to the Group’s websites or distribute the Group’s customers’ paid links through their properties.
Advertising, Marketing and Promotional Expenses
Advertising, marketing and promotional expenses, including advertisements through various forms of media and kinds of marketing and promotional activities, are included in “Selling, general and administrative” in the consolidated statements of comprehensive income and are expensed when incurred. Advertising, marketing and promotional expenses for the years ended December 31, 2023, 2024 and 2025 were RMB13.2 billion, RMB13.8 billion and RMB15.1 billion (US$2.2 billion), respectively.
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
; and (ii) costs incurred to develop software to be sold/licensed or embedded in its products sold to customers, which are capitalized once technology feasibility is established, which is when a completed detail program design of the product is available in accordance with ASC Subtopic 985-20,
Costs of Software to be Sold, Leased or Marketed
. The Group evaluates the useful lives of these assets on an annual basis.
Government Subsidies
Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The government subsidies of operating nature with no further conditions to be met are recorded as a reduction of operating expenses in “Selling, general and administrative” in the consolidated statements of comprehensive income when received. The government subsidies with certain conditions are recorded as “Deferred income” when received and is recognized as income in “Others, net” or as a reduction of specific costs and expenses when the conditions are met for which the grants are intended to compensate. Government subsidies related to an asset are recognized as “Deferred income” when received. Once the conditions are met, the deferred income is recognized ratably over the expected useful life of the related asset as a reduction to the related amortization or depreciation in the consolidated statements of comprehensive income.

F-
24

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

For the years ended December 31, 2023, 2024 and 2025, government subsidies recorded as a reduction of costs and expenses
w
ere
R
MB
768
million, RMB
1.0
billion and RMB
689
million (US$
99
million), respectively.
For the year ended December 31, 2025, government subsidies recorded as a reduction of assets
were RMB
86 million
 (US$12 million).
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
The Group applies the provisions of ASC Topic 740,
Income Taxes
(“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income. The Group does not expect the amount of unrecognized tax benefits to increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2020 – 2025 remain open to examination by the respective tax authorities. The Group may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.
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

F-
25

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
Treasury Stock
The Company accounts for treasury stock using the cost method. Under this method, the cost incurred to purchase the shares is recorded in “Treasury stock” on the consolidated balance sheets. At retirement of the treasury stock, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury stock over the aggregate par value is charged to “Retained earnings”.
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
Concentration of Risks
Concentration of credit risk
Financial instruments that are potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, debt investments, accounts receivable, contract assets, receivables from online payment agencies, amounts due from related parties and long-term time deposits and held-to-maturity
investments. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk. As of December 31, 2025, the Group has RMB
239.4 billion (US$34.2
billion) in cash and cash equivalents, restricted cash, short-term investments, long-term time deposits and held-to-maturity investments, which is held by financial institutions in Chinese mainland and international financial institutions outside of Chinese mainland. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and cash equivalents, restricted cash, short-term investments, long-term time deposits and held-to-maturity investments back in full. The Group continues to monitor the financial strength of the financial institutions,
 63% and 37
% of which are held by financial institutions in Chinese mainland and international financial institutions outside of Chinese mainland, respectively. The Group’s total cash and cash equivalents, restricted cash, short-term investments, long-term time deposits and held-to-maturity held at the top three financial institutions in Chinese mainland representing
 12%, 10% and 8
% of the Group’s total cash and cash equivalents, restricted cash, short-term investments, long-term time deposits and held-to-maturity investments as of December 31, 2025, respectively.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. The Group does not foresee substantial credit risk with respect to cash and cash equivalents, restricted cash and debt investments held at the PRC state-owned banks. In May 2015, a new Deposit Insurance System (“DIS”) managed by the People’s Bank of China (“PBOC”) was implemented by the Chinese government. Deposits in the licensed banks in Chinese mainland are protected by DIS, up to a limit of RMB
0.5 million. Hong Kong has an official Deposit Protection Scheme (“DPS”). Deposits in the licensed banks in Hong Kong are protected by DPS, up to a limit of HK$0.5 million. In the event of bankruptcy of one of the financial institutions in which the Group has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Group selected reputable international financial institutions with high rating rates to place its foreign currencies. The Group regularly monitors the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.
Accounts receivable, contract assets and receivables from online payment agencies are typically unsecured and derived from revenue earned from customers and agencies in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains an allowance for credit losses and actual losses have generally been within management’s expectations. As of December 31, 2025, the Group had no single customer with a balance exceeding 10% of the total accounts receivable, contract assets, and receivables from online payment agencies.
No customer generated greater than 10
% of revenue during the years presented.
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
The Group’s operations could be adversely affected by significant political, economic and social uncertainties and epidemic in Chinese mainland.
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
Foreign currency exchange rate risk
The functional currency and the reporting currency of the Group are the U.S. dollars and the RMB, respectively. The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, restricted cash, short-term investments, long-term investments, long-term time deposits and held-to-maturity
investments, notes payable, long-term loans and convertible senior notes denominated in the U.S. dollars. The depreciation of the
U.S. dollars against the RMB was approximately
 4.19
% in 2025. Most of the revenue and costs of the Group are denominated in RMB, while a portion of cash and cash equivalents, restricted cash, short-term investments, long-term investments, long-term time deposits and held-to-maturity investments, notes payable, long-term loans and convertible senior notes are denominated in the U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Any significant fluctuation of the valuation of RMB may materially affect the Group’s cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, the ADS in U.S. dollars.

F-
27

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
In July 2025, the FASB issued ASU 2025-05,
Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets
(“ASU 2025-05”), which provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity can elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those fiscal years. Early adoption is permitted. This ASU should be applied prospectively. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.
In September 2025, the FASB issued ASU 2025-06,
Intangibles: Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software
(ASU 2025-06)
.
The guidance modernizes the accounting for software costs and enhances the transparency about an entity’s software costs. The guidance is effective for the fiscal years beginning after December 15, 2027 and for interim periods within those fiscal years. This ASU can be applied prospectively, retrospectively, or under a modified transition approach. The Company is currently evaluating the impact of the new standard and do not expect to have a material impact on its consolidated financial statements resulting from adoption of the new standard.
In December 2025, the FASB issued ASU 2025-10,
Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities
(“ASU 2025-10”), to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. The Company is currently in the process of evaluating the disclosure impact of
adopting ASU 2025-10.

F-
28

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	BUSINESS COMBINATIONS
Business Combinations in 2023:
In January 2023, the Group acquired 100% equity interests of an entity at a cash consideration of RMB130 million, among which RMB114 million wa
s allocated to goodwill.
Goodwill, which is non-deductible for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisition.
Neither the results of operations since the acquisition date nor the pro forma results of operations of the acquiree were presented because the effect of the business combination was not significant to the Group’s consolidated results of operations.
The valuations used in the purchase price allocation were determined by the Group with the assistance of independent third-party valuation firm. The valuation report considered generally accepted valuation methodologies such as the income, market and cost approaches.
Business Combinations in 2025:
Acquisition of YY Live
In 2021, the Group paid US$
1.9
billion cash consideration and deposited US$
1.6
 billion into escrow in connection with a proposed acquisition of YY Live. As the original transaction did not consummate and was terminated in 2024, these amounts were recorded in “Receivables related to the proposed acquisition of YY Live, net” and “Restricted cash”, respectively, on the consolidated balance sheet as of December 31, 2024.
On February 25, 2025, the Group entered into new agreements with JOYY Inc. and acquired
100%
 equity interests in YY Live. The purchase consideration included the aforementioned US$
1.9
billion paid in 2021 and an additional cash consideration of US$

million. Upon closing, the aforementioned US$1.6 billion held in escrow was fully released back to the Group. YY Live’s results of operations were included in the Group’s consolidated financial statements since the date of acquisition.

The Group completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, and determined the amount of goodwill recognized as of the acquisition date.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of February 25, 2025, the date of acquisition:

	RMB	US$
	(In millions)
Net assets acquired, excluding intangible assets and deferred tax liabilities	(11)	(2)
Intangible assets	1,192	170
Deferred tax liabilities	(159)	(23)
Goodwill	14,197	2,031

Purchase consideration	15,219	2,176

Goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition. The synergies mainly come from the integration of YY Live with the Group’s mobile ecosystem.
Neither the results of operations since the acquisition date nor the pro forma results of operations of the acquiree were presented because the effect of the business combination was not significant to the Group’s consolidated results of operations.
The valuations used in the purchase price allocation were determined by the Group with the assistance of independent third-party valuation firm. The valuation report considered generally accepted valuation methodologies such as the income, market and cost approaches.
The acquisition related costs which were included in general and administrative expenses were immaterial for the year ended December 31, 2025.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND
2025

4.	INVESTMENTS
Short-term Investments
As of December 31, 2024 and 2025, the Group’s short-term investments primarily comprised of deposits in commercial banks with maturities between three months and one year and wealth management products issued by commercial banks and other financial institutions.
During the years ended December 31, 2023, 2024 and 2025, the Group recorded interest income from its short-term investments of RMB5.1 billion, RMB3.9 billion and RMB1.6 billion (US$222 million) in the consolidated statements of comprehensive income, respectively.

Short-term investments classification as of December 31, 2024 and 2025 were shown as below:

	As of December 31, 2024
	Cost or amortized cost less allowance for credit losses	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Trading gains	Trading losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(In millions)
Held-to-maturity debt investments	96,639	370	(97)	—	—	—	—	96,912
Available-for-sale debt investments	5,912	—	—	42	—	—	—	5,954
Trading debt investments	15	—	—	—	—	—	—	15

	As of December 31, 2025
	Cost or amortized cost less allowance for credit losses	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Trading gains	Trading losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(In millions)
Held-to-maturity debt investments	59,530	314	(274)	—	—	—	—	59,570	8,518
Available-for-sale debt investments	26,886	—	—	164	—	—	—	27,050	3,868
Trading debt investments	3,299	—	—	—	—	782	—	4,081	584
Long-term Investments
The following table sets forth a breakdown of the categories of long-term investments held by the Group as of the dates indicated:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In millions)
Equity investments at fair value with readily determinable fair value	8,586	10,774	1,541
Equity investments without readily determinable fair value using the NAV practical expedient	727	618	88
Equity investments without readily determinable fair value using the measurement alternative	4,150	5,725	819
Available-for-sale debt investments	6,360	3,220	460
Equity method investments	17,517	19,988	2,858
Investments accounted for at fair value	4,381	4,593	657

Total long-term investments	41,721	44,918	6,423

Equity investments without readily determinable fair value using the measurement alternative
Impairment charges recognized on equity investments without readily determinable fair value using the measurement alternative were RMB
753 million, RMB292 million and RMB263 million (US$38
million) for the years ended December 31, 2023, 2024 and 2025, respectively.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

The total carrying value of equity investments without readily determinable fair value using the measurement alternative as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In millions)
Initial cost basis	9,083	10,063	1,439
Cumulative unrealized gains	1,193	1,443	206
Cumulative unrealized losses (including impairment)	(6,126)	(5,781)	(826)

Total carrying value	4,150	5,725	819

Equity method investments
Equity Investment in Trip.com Group Limited (“Trip”)
The Group disposed of an aggregate of 10 million and 13
million American Depositary Shares of Trip in 2023 and 2024, respectively, and recognized disposal gains of RMB
1.4 billion and RMB1.9
billion, respectively. The Group did not dispose any American Depositary Shares of Trip in 2025. As of December 31, 2024 and 2025, the Group held approximately
 7% and 7%
equity interest in Trip, respectively, and the Group can actively participate in the operating and financing policies of Trip through its one
seat on Trip’s board of directors with a total of
 eight

members. Accordingly, the Group has significant influence over Trip and accounts for its remaining investment as an equity method investment in accordance with ASC 323. As of December 31, 2025, the Group’s investments in Trip had a fair value of RMB
23.1 billion (US$3.3 billion), based on the closing share price.
The following tables set forth the summarized financial information of Trip:

	As of December 31, (i)
	2024	2025	2025
	RMB	RMB	US$
	(In millions)
Current assets	114,598	125,413	17,934
Non-current assets	129,702	145,165	20,758
Current liabilities	80,437	84,479	12,080
Non-current liabilities	23,736	16,120	2,305
Noncontrolling interests	984	1,752	251

	For the years ended December 31, (i)
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In millions)
Revenue	39,212	50,875	59,755	8,545
Gross profit	31,902	41,515	48,233	6,897
Income from operations	8,887	14,073	15,540	2,222
Net income	10,740	16,378	31,304	4,476
Net income attributable to the investee	10,678	16,207	31,170	4,457

(i)	The Group adopted a one-quarter lag in reporting for its share of equity earnings (losses) to Trip.
Equity Method Investments excluding Trip
As of December 31, 2024 and 2025, in addition to the aforementioned equity investment in Trip, the
Group held other equity method investments through its subsidiaries or VIEs and over which the Group had significant influence.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

For
 the year ended December 31, 2025, equity method investments excluding Trip held by the Group in aggregate were significant as defined under
Rule 4-08(g) of
Regulation S-X.

Financial information for the Group’s equity method investments excluding Trip are summarized as a group as follow:

	As of December 31, (i)
	2024	2025	2025
	RMB	RMB	US$
	(In millions)
Current assets	199,089	218,456	31,239
Non-current assets	18,844	16,741	2,394
Current liabilities	157,098	127,192	18,188
Non-current liabilities	7,692	56,743	8,114
Noncontrolling interests	1,654	1,721	246

	For the years ended December 31, (i)
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In millions)
Revenue	20,830	38,029	46,892	6,705
Gross profit	8,402	15,160	20,105	2,875
Income (loss) from operations	(767)	(2,403)	3,638	520
Net income (loss)	(1,196)	(3,061)	2,660	380
Net income (loss) attributable to the investees	(1,185)	(3,051)	2,600	372

(i)	The Group adopted a one-quarter lag in reporting for its share of equity earnings (losses) to a majority of equity method investees excluding Trip.
Available-for-sale
debt investments
Available-for-sale debt investments as of December 31, 2024 and 2025 are shown as below:

	As of December 31, 2024
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB
	(In millions)
Available-for-sale debt investments	6,819	629	(1,088)	6,360

	As of December 31, 2025
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	US$
	(In millions)
Available-for-sale debt investments	3,734	153	(667)	3,220	460
The following table summarizes the estimated fair value of
available-for-sale
debt investments, classified by the contractual maturity date of the investments:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In millions)
Due in 1 year	1,793	56	8
Due in 1 year through 5 years	870	1,776	254
Not due at a single maturity date	3,697	1,388	198

Total	6,360	3,220	460

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

5.	LONG-TERM TIME DEPOSITS AND HELD-TO-MATURITY INVESTMENTS
Long-term time deposits and
held-to-maturity
investments were mainly deposits in commercial banks with maturities of greater than one year and wealth management products issued by commercial banks and other financial institutions for which the Group has the positive intent and ability to hold those investments to maturity with maturities of greater than one year.
During the years ended December 31, 2023, 2024 and 2025, the Group recorded interest income from its long-term
time deposits and
held-to-maturity
investments of RMB
1.3 billion, RMB2.9 billion and RMB5.3 billion (US$752 million) in the consolidated statements of comprehensive income, respectively.
Long-term time deposits and
held-to-maturity
investments as of December 31, 2024 and 2025 are summarized below:

	As of December 31, 2024
	Cost or amortized cost less allowance for credit losses	Gross unrecognized holding gains	Gross unrecognized holding losses	Fair value
	RMB	RMB	RMB	RMB
	(In millions)
Long-term time deposits and held-to-maturity investments	98,535	1,290	(756)	99,069

	As of December 31, 2025
	Cost or amortized cost less allowance for credit losses	Gross unrecognized holding gains	Gross unrecognized holding losses	Fair value
	RMB	RMB	RMB	RMB	US$
	(In millions)
Long-term time deposits and held-to-maturity investments	123,862	1,411	(225)	125,048	17,882
The following table summarizes the net carrying amount of
long-term
time deposits and
held-to-maturity
investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In millions)
Due in 1 year through 2 years	30,556	91,795	13,126
Due in 2 years through 3 years	67,979	8,165	1,168
Due in 3 years through 5 years	—	23,902	3,418

Total	98,535	123,862	17,712

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND
2025

6.	LICENSED COPYRIGHTS, NET

	As of December 31, 2024
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB
	(In millions)
Licensed copyrights
—Broadcasting rights	46,579	(39,059)	(201)	7,319
—Sublicensing rights	8,338	(8,338)	—	—

	54,917	(47,397)	(201)	7,319

Less: current portion:
—Broadcasting rights	7,601	(7,203)	(9)	389
—Sublicensing rights	8,338	(8,338)	—	—

	15,939	(15,541)	(9)	389

Licensed copyrights—non-current
—Broadcasting rights	38,978	(31,856)	(192)	6,930
—Sublicensing rights	—	—	—	—

	38,978	(31,856)	(192)	6,930

	As of December 31, 2025
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB	US$
	(In millions)
Licensed copyrights
—Broadcasting rights	46,814	(40,222)	(182)	6,411	917
—Sublicensing rights	8,273	(8,273)	—	—	—

	55,087	(48,495)	(182)	6,411	917

Less: current portion:
—Broadcasting rights	7,788	(7,331)	(9)	448	64
—Sublicensing rights	8,273	(8,273)	—	—	—

	16,061	(15,604)	(9)	448	64

Licensed copyrights—non-current
—Broadcasting rights	39,026	(32,891)	(173)	5,963	853
—Sublicensing rights	—	—	—	—	—

	39,026	(32,891)	(173)	5,963	853

Amortization expense of RMB7.1 billion, RMB7.5 billion and RMB6.1 billion (US$878
m
illion) was reco
gn
ized as cost of revenue for the years ended December 31, 2023, 2024 and 2025, respectively.
Estimated amortization expense relating to the existing licensed copyrights for each of the next three years is as follow:

	RMB	US$

	(In millions)
Within 1 year	2,584	370
Between 1 and 2 years	1,389	199
Between 2 and 3 years	919	131

F-
34

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

7.	PRODUCED CONTENT, NET

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In millions)
Released, less amortization and impairment
— Predominantly monetized with other contents	5,113	6,131	877
— Predominantly monetized on its own	21	58	8

	5,134	6,189	885

In production, less impairment
— Predominantly monetized with other contents	8,099	6,813	974
— Predominantly monetized on its own	255	236	34

	8,354	7,049	1,008

In development, less impairment
— Predominantly monetized with other contents	1,158	1,300	186
— Predominantly monetized on its own	49	37	5

	1,207	1,337	191

Total	14,695	14,575	2,084

Amortization expense for produced content predominantly monetized with other content assets of
RMB
5.2 billion,
RMB
5.3 billion and
RMB
6.2 billion (US$890 million) and for produced content predominantly monetized on its own of
RMB
1.1 billion,
RMB
544 million and
RMB
605 million (US$87
million) was recognized as “Cost of revenue” in the consolidated statements of comprehensive income for the years ended December 31, 2023, 2024 and 2025, respectively.
Estimated amortization expense relating to the existing produced content for each of the next three years is as follows:

	RMB	US$
	(In millions)
Within 1 year	2,021	289
Between 1 and 2 years	1,028	147
Between 2 and 3 years	788	113

8.	ACCOUNTS RECEIVABLE

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In millions)
Accounts receivable	13,621	17,973	2,570
Allowance for credit losses	(3,517)	(5,001)	(715)

	10,104	12,972	1,855

The movements in the allowance for credit losses were as follows:

	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In millions)
Balance as of January 1	2,554	3,176	3,517	503
Amounts charged to expenses	669	404	1,713	245
Amounts written off	(47)	(63)	(229)	(33)

Balance as of December 31	3,176	3,517	5,001	715

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

9.	OTHER ASSETS

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In millions)
Inventories	5,989	6,200	887
Advances to suppliers	3,048	5,180	741
VAT prepayments	2,262	3,215	460
Contract assets, net	2,353	1,904	272
Receivables from online payment agencies	1,033	1,144	164
Others	4,133	5,102	729

Total other current assets	18,818	22,745	3,253

Long-term advances to suppliers	8,870	17,997	2,574
Loan due from PAG (i)	3,814	4,474	640
Prepaid licensed copyrights	2,289	3,507	501
Others	1,842	1,577	226

Total other non-current assets	16,815	27,555	3,941

(i)
In 2024, iQIYI entered into facility agreement with PAG and provided PAG loan facilities up to US$523 million in aggregate, with an interest rate of 6% per annum. In October 2025, iQIYI entered into another facility agreement with PAG which provided an additional loan facility of US$114 million, with an interest rate of 4.5% per annum. Both loans will due on the date which PAG and its affiliates cease to hold any portion of the iQIYI PAG Convertible Notes (Note 15).

10.	FIXED ASSETS

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In millions)
Computer equipment	55,636	63,453	9,074
Office building	5,309	5,444	778
Office building related facility, machinery and equipment	4,222	4,347	622
Vehicles and related machinery and equipment	1,604	1,931	276
Office equipment	1,138	1,142	163
Leasehold improvements	549	505	72
Construction in progress	621	563	81

	69,079	77,385	11,066
Accumulated depreciation and impairment	(38,977)	(51,104)	(7,308)

	30,102	26,281	3,758

Depreciation expense for the years ended December 31, 2023, 2024 and 2025, was RMB7.1 billion, RMB6.6 billion and RMB7.4 billion (US$1.1
b
illion),
respectively.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

11.	GOODWILL AND INTANGIBLE ASSETS
Goodwill
The Group had three
reporting units, consisting of Baidu General Business excluding SLG, SLG and iQIYI as of December 31, 2024 and
2025
.
The changes in the carrying amount of goodwill for each reporting unit from 2023 to 2025 was as follows:

	Baidu General Business excluding SLG	SLG	iQIYI	Total
	RMB	RMB	RMB	RMB
	(In millions)
Balance at December 31, 2023 and 2024	16,988	1,777	3,821	22,586

Goodwill acquired (Note 3)	14,197	—	—	14,197

Balance at December 31, 2025	31,185	1,777	3,821	36,783

Balance at December 31, 2025, in US$	4,460	254	546	5,260

Intangible Assets

	As of December 31, 2024
	Gross carrying value	Accumulated amortization and impairment	Net carrying value
	RMB	RMB	RMB
	(In millions)
Trademarks	966	(683)	283
Technology	1,062	(990)	72
Intellectual property right	1,572	(1,294)	278
Others	489	(350)	139

	4,089	(3,317)	772

	As of December 31, 2025
	Gross carrying value	Accumulated amortization and impairment	Net carrying value
	RMB	RMB	RMB	US$
	(In millions)
Trademarks	1,391	(902)	489	70
Technology and software	4,574	(1,770)	2,804	400
Intellectual property right	1,434	(1,281)	153	22
Others	646	(201)	445	64

	8,045	(4,154)	3,891	556

Amortization expense of intangible assets were RMB403 million, RMB295 million and RMB519 million (US$74 million), for the years ended December 31, 2023, 2024 and 2025, respectively.
Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follow:

	RMB	US$

	(In millions)
For the years ending December 31,
2026	1,710	245
2027	1,499	214
2028	243	35
2029	206	29
2030	150	21

F-
37

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In millions)
Accrued operating expenses	8,747	8,962	1,281
Content acquisition costs	7,000	6,771	968
Accrued payroll and welfare	3,703	3,918	560
Bandwidth costs	2,548	3,701	529
Traffic acquisition costs	3,301	2,934	420
Tax payable	3,527	2,627	376
Accruals for purchases of fixed assets	2,395	2,420	346
Payables for purchasing inventory	3,553	1,482	212
Payable for investments	1,100	18	3
Others	5,569	6,058	866

Total accounts payable and accrued liabilities	41,443	38,891	5,561

13.	LOANS PAYABLE
Short-term Loans
Short-term loans primarily consisted of RMB denominated borrowing from financial institutions in Chinese mainland that were repayable within one year.
As of December 31, 2024 and 2025, the Group factored certain notes receivables, which mainly comprised of intercompany notes, for cash proceeds. These notes receivable factoring transactions did not qualify as a sale of financial assets under ASC 860 as these notes receivables were transferred with recourse. The factoring transactions were accounted for as secured borrowings and were included in “Short-term loans”. The factored intercompany notes receivables were RMB
6.7 billion and RMB5.0 billion (US$711 million) as of December 31, 2024 and 2025, respectively.
Structured Payable Arrangements
In 2023, 2024 and 2025, iQIYI entered into structured payable arrangements with banks or other financial institutions (“factoring arrangements”). Under the factoring arrangements, the suppliers’ receivables collection process was accelerated through selling its receivables from iQIYI to the banks or other financial institutions at a discount. For the years ended December 31, 2023, 2024 and 2025, iQIYI was legally obligated to pay the banks or other financial institutions in the amount totaling RMB1.8 billion, RMB1.1 billion and RMB812
m
illion (US$116 million), respectively, which will mature within one year.
As a result of the factoring arrangements, the payment terms of the iQIYI’s original accounts payable were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payable to loan borrowings from banks or other financial institutions. The proceeds from borrowings from banks or other financial institutions is a financing activity and is reported as “Proceeds from short-term loans” in the consolidated statements of cash flows. As of December 31, 2024 and 2025, the outstanding borrowings from the factoring arrangements were RMB
718 million and RMB693 million (US$99 million), respectively, which are repayable within one year and are included in “Short-term loans” on the consolidated balance sheets.
As of December 31, 2024 and 2025, the weighted average interest rates for the outstanding borrowings were approximately
1.79
% and
1.31
% respectively, and the aggregate amounts of unused lines of credit for short-term loans were RMB
17.2
billion and RMB
17.8
billion (US$
2.2
billion), respectively.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

As of December 31, 2025, the total outstanding borrowings under the facilities were reclassified as “Long-term loans, current portion”.
The interest rate swap agreements met the definition of derivatives in accordance with ASC 815 and were designated as a cash flow hedge to hedge the variability of cash flows in the interest payments associated with its variable-rate debt. The derivatives related to the interest rate swap agreements are accounted for at fair value and included in “Other current assets” on the consolidated balance sheets (Note 26). As long as the derivative remain highly effective, the Company records the changes in fair value of the derivative instrument in other comprehensive income (loss) as described in Note 21. The gross notional amounts of derivatives designated as hedging instruments was US$
2.0 billion and US$2.0 billion as of December 31, 2024 and 2025, respectively.
As of December 31, 2024 and 2025, except for the aforementioned borrowings under the facilities, other long-term
loans primarily consisted of RMB denominated borrowings from financial institutions in the PRC.

14.	NOTES PAYABLE
The Company issued and publicly sold unsecured senior notes, and the details of the USD-denominated tranches are shown below:

	Issue date	Principal amount (US$ million)	Mature date	Effective interest rate
2025 Ten-year Notes	June 30, 2015	500	June 30, 2025	4.22%*
2027 Ten-year Notes	July 6, 2017	600	July 6, 2027	3.73%
2028 March Notes	March 29, 2018	500	March 29, 2028	4.50%
2024 Notes	November 14, 2018	600	May 14, 2024	4.51%*
2024 Notes	December 10, 2018	250	May 14, 2024	4.54%*
2028 November Notes	November 14, 2018	400	November 14, 2028	4.99%
2025 Five-year Notes	April 7, 2020	600	April 7, 2025	3.22%*
2030 April Notes	April 7, 2020	400	April 7, 2030	3.54%
2026 Notes	October 9, 2020	650	April 9, 2026	1.81%
2030 October Notes	October 9, 2020	300	October 9, 2030	2.43%
2027 Five-year Notes	August 23, 2021	300	February 23, 2027	1.73%
2031 Notes	August 23, 2021	700	August 23, 2031	2.49%

*	The 2024 Notes, 2025 Five-year Notes and 2025 Ten-year Notes were fully repaid when they became due.
The details of the RMB-denominated tranches are shown below:

	Issue date	Principal amount (RMB million)	Mature date	Effective interest rate
2030 Five-year Notes	March 12, 2025	7,500	March 12, 2030	2.76%
2035 Notes	March 12, 2025	2,500	March 12, 2035	3.03%
2029 Notes	September 15, 2025	4,400	March 15, 2029	1.96%
The notes listed above are collectively referred to as the “Notes”.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

The 2025
Ten-year
Notes bear interest at the rate of
4.125
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
4.875
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
The 2030 Five-year Notes bear interest at the rate of 2.700% per annum and the 2035 Notes bear interest at the rate of 3.000% per annum. Interest is payable semi-annually in arrears on and of each year, beginning on September 12, 2025.
The 2029 Notes bear interest at the rate of 1.900% per annum. Interest is payable semi-annually in arrears on and of each year, beginning on March 15, 2026.
At maturity date, the Notes are payable at their principal amount plus accrued and unpaid interest thereon.
The Notes do not contain any other financial covenants or other significant restrictions. In addition, the Notes are unsecured and rank lower than any secured obligation of the Group and have the same liquidation priority as any other unsecured liabilities of the Group, but senior to those expressly subordinated obligations, if any. The Company may, at its discretion, redeem all or any portion of the Notes at any time, at the greater of the principal amount and the make-whole amount plus accrued and unpaid interest. In addition, for the 2028 March Notes, 2028 November Notes, 2030 April Notes, 2026 Notes, 2030 October Notes, 2027 Five-year Notes, 2031 Notes, 2030 Five-year Notes, 2035 Notes and 2029 Notes, the Company may at its discretion, redeem all or any portion of the Notes at one or three months before the maturity date of respective notes, at a price equal to
100
% of the principal amount of such notes plus accrued and unpaid interest, if any, to (but not including) the redemption date. As of December 31, 2025, the Company does not intend to redeem any portion of the Notes prior to the stated maturity dates. For certain Notes, the Company has the obligation to redeem the Notes if a change in control occurs as defined in the indenture of the Notes.
The outstanding Notes were issued at a discount amounting to US$13 million. The total issuance costs of US$22 million were presented as a direct deduction from the principal amount of the outstanding Notes on the consolidated balance sheets. Both the discount and the issuance costs are amortized as interest expense using the effective interest rate method through the maturity dates of the Notes.
In March 2025, the Group issued an aggregate of US$
2
billion exchangeable bonds due 2032 (“2032 Exchangeable Bonds”), which bear no regular interest. The 2032 Exchangeable Bonds reference ordinary shares of Trip that are listed on the Hong Kong Stock Exchange and the initial exchange ratio of the 2032 Exchangeable Bonds is
 1,107.0457
ordinary shares of Trip.com Group Limited (“Trip.com Shares”) per US$
100,000
principal amount of the 2032 Exchangeable Bonds. The 2032 Exchangeable Bonds will mature on
 March 12, 2032
, unless repurchased, redeemed, or exchanged in accordance with their terms prior to such date. Holders of the bonds may not exchange their bonds prior to the first anniversary of the issue date of the bonds. If an event of default has occurred and is continuing, holders of the bonds may exchange the bonds at any time. Between the first anniversary of the issue date and the date falling 6 months prior to the maturity date of the bonds, holders of the bonds may exchange the bonds into cash only upon the satisfaction of certain contingencies. Thereafter and until the second scheduled trading day preceding the maturity date, holders may exchange the bonds into cash at any time. Subject to certain conditions, the Group may elect to deliver Trip.com Shares held by the Group in lieu of cash or a combination of cash and Trip.com Shares.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

The 2032
Exchangeable
Bonds contain an embedded exchange option that is not indexed to the Group’s own stock. The Group has elected the fair value option under ASC 825-10-25 to measure the Exchangeable Bonds in their entirety at fair value. As of December 31, 2025, the fair value of the 2032 Exchangeable Bonds amounted to RMB14.3 billion (US$2.0 billion). For the year ended December 31, 2025, the fair value loss were RMB
237 million (US$34
million), which was recorded in “Others, net” in the consolidated statements of comprehensive income.
The principal amount and unamortized discount and debt issuance costs of the Notes as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In millions)
Principal amount	36,132	41,415	5,922
Unamortized discount and debt issuance costs	(110)	(105)	(15)

	36,022	41,310	5,907

The following table summarizes the aggregate required repayments of the principal amounts of the Group’s long-term debts (including the notes payable and long-term loans (Note 13) but excluding convertible senior notes (Note 15)), in the succeeding five years and thereafter:

	RMB	US$
	(In millions)
For the years ending December 31,
2026	19,333	2,764
2027	9,042	1,293
2028	6,915	989
2029	4,402	629
2030	12,413	1,775
Thereafter	21,485	3,073

15.	CONVERTIBLE SENIOR NOTES
iQIYI 2026 Convertible Senior Notes
On December 21, 2020, iQIYI issued US$
800
 million convertible senior notes and offered an additional US$
100
 million principal amount simultaneously, pursuant to the underwriters’ option to purchase additional notes. On January 8, 2021, the additional US$
100
 million principal amount was issued pursuant to the underwriters’ exercise of their option. The convertible senior notes issued on December 21, 2020 and January 8, 2021 (collectively referred to as the “iQIYI 2026 Convertible Notes”) are senior, unsecured obligations of iQIYI, and interest is payable semi-annually
in cash at a rate of
4.00
% per annum on
June 15 and December 15 of each year, beginning on June 15, 2021
. The iQIYI 2026 Convertible Notes will mature on
December 15, 2026
unless redeemed, repurchased or converted prior to such date.
The initial conversion rate of the iQIYI 2026 Convertible Notes is 44.8179 of iQIYI’s ADS per US$1,000 principal amount of the iQIYI 2026 Convertible Notes (which is equivalent to an initial conversion price of approximately US$22.31 per ADS). Prior to June 15, 2026, the iQIYI 2026 Convertible Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2021, if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98
% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if iQIYI calls the notes for a tax redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the iQIYI 2026 Convertible Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole
fundamental change that occurs prior to the maturity date or following iQIYI’s delivery of a notice of a tax redemption, iQIYI will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

The holders may require iQIYI to repurchase all or a portion of the iQIYI 2026 Convertible Notes for cash on
August 1, 2024
, or upon a fundamental change, at a repurchase price equal to
100
% of the principal amount, plus accrued and unpaid interest.

In 2023, iQIYI repurchased the iQIYI 2026 Convertible Notes with the aggregate principal amount of US$
504
 million upon separate and individually privately negotiated agreements with certain holders. In 2024, iQIYI repurchased the iQIYI 2026 Convertible Notes with aggregate principal amount of US$
396
 million as requested by the holders. As of December 31, 2025, US$
0.1
 million principal amount of the iQIYI 2026 Convertible Notes remained outstanding.
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
Holders of the iQIYI PAG Convertible Notes have the right to require iQIYI to repurchase for cash all or part of their Notes, at a repurchase price equal to 120% and 130
% of the principal amount of the iQIYI PAG Convertible Notes on or shortly after the third anniversary of the issuance date and the fifth anniversary of the issuance date, respectively. Upon the closing of the transaction, the Investors have appointed the executive chairman of PAG, as a member to the board of directors, a member of the compensation committee and a non-voting member of the audit committee of iQIYI pursuant to their rights in the definitive agreements. For the years ended December 31, 2023,

2024 and 2025, the amount of interest cost recognized of iQIYI PAG Convertible Notes was RMB
473 million, RMB
487 million and RMB439 million (US$63
million), respectively. The repayments of iQIYI PAG Convertible Notes are guaranteed by equity interests of certain subsidiaries of iQIYI and collateralized by partial cash consideration related to certain contracts for which nil cash consideration has been charged as of December 31, 2025 and recorded as long-term restricted cash.
In 2025, iQIYI repurchased the iQIYI PAG Convertible Notes with the aggregate principal amount of US$28 million upon separate and individually privately negotiated agreements with certain holders. As of December 31, 2025, US$523 million principal amount of the iQIYI PAG Convertible Notes remained outstanding.
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

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

The initial conversion rate of the iQIYI 2028 Convertible Notes is
101.4636
of iQIYI’s ADS per US$
1,000
principal amount of the iQIYI 2028 Convertible Notes (which is equivalent to an initial conversion price of approximately US$
9.86
per ADS). Prior to September 15, 2027, the iQIYI 2028 Convertible Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2023 (and only during such calendar quarter), if the last reported sale price of ADSs for at least
20
trading days (whether or not consecutive) during a period of
30
consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to
130
% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$
1,000
principal amount of notes was less than
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
As of December 31, 2025, iQIYI has repurchased the iQIYI 2028 Convertible Notes with the aggregate principal amount of US$392 million upon separate and individually privately negotiated agreements with certain holders. As of December 31, 2025, US$208 million principal amount of the iQIYI 2028 Convertible Notes remained outstanding.
iQIYI 2030 Convertible Senior Notes
On February 24, 2025, iQIYI issued US$350 million convertible senior notes (the “iQIYI 2030 Convertible Notes”). The iQIYI 2030 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable quarterly in cash at a rate of 4.625% per annum on March 15, June 15 September 15 and December 15 of each year, beginning on June 15, 2025. The iQIYI 2030 Convertible Notes will mature on March 15, 2030 unless redeemed, repurchased or converted prior to such date.

The initial conversion rate of the iQIYI 2030 Convertible Notes is 324.0966 of iQIYI’s ADS per US$1,000 principal amount of the iQIYI 2030 Convertible Notes (which is equivalent to an initial conversion price of approximately US$3.09 per ADS). Prior to September 15, 2029, the iQIYI 2030 Convertible Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2025 (and only during such calendar quarter), if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if iQIYI calls the notes for a tax redemption or an optional redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the iQIYI 2030 Convertible Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following iQIYI’s delivery of a notice of a tax redemption, iQIYI will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.
The holders may require iQIYI to repurchase all or a portion of the iQIYI 2030 Convertible Notes for cash on March 15, 2028, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. On or after March 20, 2028, iQIYI may redeem for cash all or part of the iQIYI 2030 Convertible Notes, at its option, if the last reported sale price of the ADSs has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on, and including, the trading day immediately prior to the date iQIYI provides the optional redemption notice and (ii) the trading day immediately preceding the date iQIYI provides the optional redemption notice.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

If any event of default are to take place, the trustee or the holders of at least 25
% in aggregate principal amount may declare the whole principal of (or, in the case of the iQIYI PAG Convertible Notes,
 120% or 130
% of the principal amount for such notes, as the case may be, depending on the date of occurrence of the event of default), and accrued and unpaid interest on, all the outstanding convertible senior notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. iQIYI may also be required to pay additional interest. If any fundamental change are to take place, holders of the iQIYI Convertible Notes will have the right, at their option, to require iQIYI to repurchase all of their notes or any portion of the principal amount (or, in the case of the iQIYI PAG Convertible Notes
, 120% or 130% of the principal amount for such notes, as the case may be, depending on the date of occurrence of the fundamental change), and accrued and unpaid interests. In the event of a fundamental change, iQIYI may also be required to issue additional ADSs upon conversion of its convertible notes. As of December 31, 2025, there was no such event of default or fundamental change.
Accounting for Convertible Senior Notes
As the iQIYI 2026 Convertible Notes, the iQIYI 2028 Convertible Notes, the iQIYI 2030 Convertible Notes and the iQIYI PAG Convertible Notes (collectively as the “iQIYI Convertible Notes”) were not issued at a substantial premium, all of the proceeds received from the issuance of the iQIYI Convertible Notes are recorded as a liability on the consolidated balance sheet in accordance with ASC
470-20.
That is, no portion of the proceeds from issuing the iQIYI Convertible Notes are attributed to the conversion option at inception. The difference between the principal amount of each of the iQIYI Convertible Notes and net proceeds from the issuance is considered debt discount and is amortized at their respective effective interest rates to accrete the carrying value of the iQIYI Convertible Notes to its face value
(120% or 130
% of the principal amount for iQIYI PAG Convertible Notes) on the respective put dates or maturity dates of the iQIYI Convertible Notes. For the year ended December 31, 2025, the effective interest rates of the iQIYI PAG Convertible Notes, the iQIYI 2028 Convertible Notes and the iQIYI 2030 Convertible Notes were 10.20%,
7.15% and 5.28%, respectively.
The net proceeds from the issuance of the iQIYI 2028 Convertible Notes and the iQIYI 2030 Convertible Notes were US$590 million and US$

million, net of issuance costs of US$
10
million and US$6 million from the initial proceeds of US$

million and US$350 million, respectively.
In accordance with the facility agreements entered into in August 2024, upon the iQIYI PAG Convertible Notes total drawdown of US$
400 million in August 2024, the iQIYI PAG Convertible Notes repurchase right for the US$523 million principal of the iQIYI PAG Convertible Notes on or shortly after the third anniversary of the issuance date was waived. It was accounted for as a debt modification pursuant to ASC 470-50,
Debt—Modifications and Extinguishment
(“ASC 470-50”), resulting in the effective interest rates of the iQIYI PAG Convertible Notes held by PAG decreased from
 12.05% to 10.20%.
Following settlement of the repurchase, a difference between the net carrying amount of the repurchased iQIYI Convertible Notes and the repurchased price was recognized as extinguishment gain and reported in “Others, net” in the consolidated statements of comprehensive income.
The carrying amount of the iQIYI Convertible Notes as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In millions)
Principal	8,161	7,583	1,084
Less: unamortized discount and debt issuance costs	(432)	(588)	(84)

Net carrying amount	8,593	8,171	1,168

For the years ended December 31, 2023, 2024 and 2025, the amounts of interest cost recognized were as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In millions)
Contractual interest expense	644	571	462	66
Amortization of the discount and issuance costs	292	278	236	34

Total	936	849	698	100

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

As of December 31, 2025, the iQIYI PAG Convertible Notes, the iQIYI 2028 Convertible Notes and the iQIYI 2030 Convertible Notes will be accreted up to the principal amount of US$

 million (130
% of the principal amount of the iQIYI PAG Convertible Notes held by PAG), US$
208
million and US$
350
million over a remaining period of
 2.00
years,
 0.21
years and
 2.21
years, respectively. The amount repayable within the next twelve months are classified as “Convertible senior notes, current portion” on the consolidated balance sheets.
The aggregate amounts upon scheduled maturities of US$0.1 million, US$887 million and US$
350
million of the iQIYI Convertible Notes will be repaid when they become due in 2026, 2028 and 2030, respectively, assuming there is no conversion of the iQIYI Convertible Notes, no redemption of the iQIYI Convertible Notes prior to their maturities, the convertible senior notes holders hold the iQIYI Convertible Notes until their maturities and iQIYI elects to fully settle the iQIYI Convertible Notes in cash.

16.	LEASES
The Group’s operating leases mainly related to IDC facilities, land, and office facilities. For leases with terms greater than 12 months, the Group records the related asset and obligation at the present value of lease payments over the term. Certain leases include rental escalation clauses, renewal options and/or termination options that are factored into the Group’s determination of lease payments when appropriate. As of December 31, 2025, finance leases were insignificant.
As of December 31, 2024 and 2025, the Group’s operating leases had a weighted average remaining lease term of 12.7 years and
12.8
years, respectively. As of December 31, 2024 and 2025, the Group’s operating leases had a weighted average discount rate of 3.74% and
3.34
%, respectively.
Operating lease costs were RMB3.5 billion, RMB3.8 billion and RMB3.9 billion (US$546 million) for the years ended December 31, 2023, 2024 and 2025, respectively, which excluded short-term lease costs. Short-term lease costs were RMB547 million, RMB397 million and RMB481 million (US$69 million) for the years ended December 31, 2023, 2024 and 2025, respectively. Variable lease cost was immaterial for the years ended December 31, 2023, 2024 and 2025. For the years ended December 31, 2023, 2024 and 2025, no lease costs for operating or finance leases were capitalized.

Supplemental cash flow information related to operating leases was as follows:

	For the years ended December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In millions)
Cash payments for operating leases	3,683	4,176	597
ROU assets obtained in exchange for operating lease liabilities	3,869	2,669	382
Future lease payments under operating leases as of December 31, 2025 were as follows:

	Operating leases
	RMB	US$
	(In millions)
Year ending December 31,
2026	3,447	493
2027	2,412	345
2028	1,275	182
2029	534	76
2030	142	20
Thereafter	132	19

Total future lease payments	7,942	1,135
Less: Imputed interest	377	54

Total lease liability balance	7,565	1,081

As of December 31, 2025, additional operating leases that have not yet commenced were immaterial.

F-
45

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
Chinese mainland
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

Certain PRC subsidiaries and VIEs, including Baidu Online, Baidu China, Baidu International and Baidu Netcom, etc. are qualified HNTEs and enjoy a reduced tax rate of 15
% for the years presented, which will expire from 2026 to 2028. An entity could re-apply
for the HNTE certificate when the prior certificate expires. Historically, all of the Company’s subsidiaries and VIEs have successfully renewed their certificates when the prior ones expired. Certain subsidiaries enjoyed a reduced tax rate as qualified Software Enterprise for the years presented, which will expire from 2026 to 2028.
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
Income (loss) before income taxes consists of:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In millions)
Chinese mainland	28,449	24,970	2,618	374
Non-Chinese mainland	(3,251)	3,652	4,098	586

	25,198	28,622	6,716	960

For
the year ended December 31, 2025, income tax benefit amounted to RMB
182 million (US$26
million) in Chinese mainland, and income tax expense amounted to RMB
1.4 billion (US$206
million) in jurisdictions outside Chinese mainland.
Income taxes consist of:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In millions)
Current income tax	3,812	3,407	2,530	362
Adjustments of deferred tax assets due to change in tax rates	111	(334)	229	32
Deferred income tax expense (benefit)	(274)	1,374	(1,500)	(214)

	3,649	4,447	1,259	180

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

The reconciliation of the actual income taxes to the amount of tax computed by applying the aforementioned statutory income tax rate to
pre-tax
income is as follows:

	For the years ended December 31,
	2023	2024
	RMB	RMB
	(In millions)
Expected taxation at PRC statutory tax rate	6,299	7,156
Effect of differing tax rates in different jurisdictions	410	(153)
Non-taxable income	(456)	(593)
Non-deductible expenses	1,928	814
Research and development super-deduction	(3,067)	(3,048)
Effect of PRC preferential tax rates and tax holiday	(1,833)	(1,760)
Effect of tax rate changes on deferred taxes	111	(334)
Reversal of prior year’s income taxes	(156)	(23)
PRC withholding tax	574	1,762
Change in valuation allowance	(161)	626

Taxation for the year	3,649	4,447

Effective tax rate	14.5%	15.5%

	For the year ended December 31,
	2025
	RMB	US$	Percent
	(In millions)
Income tax expense at PRC statutory rate	1,679	240	25.0%
Foreign Tax Effects
Cayman Islands
Statutory tax rate difference between PRC and other jurisdictions	678	97	10.1%
Hong Kong
Statutory tax rate difference between PRC and other jurisdictions	(654)	(94)	(9.7%)
Non-taxable income	(1,655)	(237)	(24.6%)
Non-deductible expenses	361	52	5.4%
Others	25	4	0.4%
Other foreign jurisdictions	(12)	(2)	(0.2%)
Effect of changes in tax laws or rates enacted in the current year	—	—	0%
Effect of cross-border tax laws	—	—	0%
Change in valuation allowance	810	116	12.1%
Nontaxable or nondeductible items
Non-taxable income	(69)	(10)	(1.0%)
Non-deductible expenses	876	125	13.0%
Expected credit losses	228	33	3.4%
Share-based compensation expenses	351	50	5.2%
Others	297	42	4.4%
Changes in unrecognized tax benefits	(256)	(37)	(3.8%)
Other adjustments
Effect of tax holidays inside PRC	406	58	6.0%
Tax incentives relating to R&D expenditures	(2,727)	(390)	(40.6%)
Effect of tax rate change on deferred tax	229	33	3.4%
PRC withholding tax	1,503	215	22.4%
Others	65	10	0.8%
Income tax expense	1,259	180	18.7%

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

The tax effects of temporary differences that gave rise to the deferred tax balances at December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In millions)
Deferred tax assets:
Allowance for credit losses	905	1,412	202
Accrued expenses, payroll and others, and impairment of long-lived assets	4,067	6,705	959
Fixed assets depreciation and intangible assets amortization	3,511	3,121	446
Operating lease liabilities	1,255	1,159	166
Net operating loss carry – forwards	4,483	5,436	777
Less: valuation allowance	(10,498)	(11,841)	(1,693)

Total	3,723	5,992	857

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In millions)
Deferred tax liabilities:
Operating lease right-of-use asset	1,255	1,159	166
Withholding tax on PRC subsidiaries’ undistributed earnings	2,966	3,730	533
Tax on capital gains	779	1,005	144
Others	400	501	72

Total	5,400	6,395	915

As of December 31, 2025, the Group had tax losses of approximately RMB29.9 billion (US$4.3 billion) derived mainly from entities in the PRC and Hong Kong. The tax losses in the PRC can be carried forward for five years to offset future taxable profit, and the period is currently extended to 10 years for entities qualified as HNTE. The tax losses of entities in the PRC will expire from 2026 to 2035, if not utilized. The tax losses in Hong Kong can be carried forward with no expiration date.
As of December 31, 2025, dividend distribution withholding tax for the potential remittance of earnings from the PRC subsidiaries to offshore entities was RMB3.7 billion (US$533 million). The Group believes that the underlying dividends will be distributed in the future for offshore use, such as merger and acquisition activities. The Group did not provide for additional deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries during the years presented on the basis of its current intent to permanently reinvest its foreign subsidiaries’ earnings. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.
As of December 31, 2024 and 2025, the Group has unrecognized tax benefits of RMB670 million and RMB513 million (US$73 million), respectively, primarily related to the tax-deduction
of accrued expenses which were presented in “Other
non-current
liabilities” in the consolidated balance sheets, if ultimately recognized would impact the annual effective tax rate.

18.	EMPLOYEE DEFINED CONTRIBUTION PLAN
Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions. Total amounts for such employee benefits, which were expensed as incurred, were RMB4.6 billion, RMB4.5 billion and RMB4.4 billion (US$632 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

F-
48

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

19.	COMMITMENTS AND CONTINGENCIES
Capital Commitments
The Group’s capital commitments primarily relate to commitments in connection with the expansion and improvement of its network infrastructure and its plan to build additional cloud computing based data centers. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB
6.7 billion (US$958
million) as of December 31, 2025. Almost all of the commitments relating to the network infrastructure and cloud computing based data centers are to be fulfilled within one year.
Commitments for bandwidth and property management fees
Future minimum payments under noncancelable agreements for bandwidth and property management fees consist of the following as of December 31, 2025:

	RMB	US$
	(In millions)
2026	1,307	187
2027	614	88
2028	538	77
2029	522	75
2030	224	32
Thereafter	48	7

	3,253	466

Licensed Copyrights and Produced Content Commitments
Future minimum payments under
non-cancelable
agreements for licensed copyrights and produced content consist of the following as of December 31, 2025:

	RMB	US$
	(In millions)
2026	8,828	1,262
2027	5,109	731
2028	2,779	397
2029	827	118
2030	379	54
Thereafter	—	—

	17,922	2,562

Investment Commitments
The Group’s investment commitments primarily relate to capital contribution obligations under certain arrangements which do not have contractual maturity dates. As of December 31, 2025, the total investment commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB1.3 billion (US$184 million).
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

F-
49

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
Historically, the Group was not required to make payments related to these obligations.
Litigation
The Group was involved in certain cases pending in various PRC, Brazil and Japan courts and arbitration as of December 31, 2025. These cases include copyright infringement cases, unfair competition cases, and defamation cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could result in a loss of revenue or otherwise harm the business of the Group.
Baidu and iQIYI were named as defendants in several putative federal securities class actions alleging that defendants made material misstatements and omissions regarding certain reported financial and operational results. Starting in April 2020, iQIYI and certain of its current and former officers and directors were named as defendants in several putative securities class actions filed in federal court, which were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in iQIYI’s public disclosure documents. In light of the common questions of law and fact at issue in this case and a related action against Baidu, the Court terminated the motion to dismiss without prejudice, and ordered a motion-to-dismiss
briefing for the two cases under a new coordinated briefing schedule. The coordinated motion-to-dismiss briefing was completed in March 2023. On February 26, 2024, following oral argument on the motions to dismiss, the court held defendants’ motions in abeyance, granted plaintiffs leave to file amended consolidated complaints, and ordered the supplemental briefing on the amended consolidated complaints to be completed by April 22, 2024. Both the iQIYI and Baidu Actions were dismissed on September 30, 2024. As of December 31, 2025, the Group has not recorded any liabilities for loss contingencies related to these matters.
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

20.	REDEEMABLE NONCONTROLLING INTERESTS

	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In millions)
Balance as of January 1	8,393	9,465	9,870	1,412
Issuance of subsidiaries’ shares	351	615	2,370	339
Accretion of redeemable noncontrolling interests	721	588	926	132
Repurchase of redeemable noncontrolling interests	—	(798)	—	—

Balance as of December 31	9,465	9,870	13,166	1,883

A subsidiary of the Group issued preferred shares to certain non-controlling
shareholders, which could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the Group. Therefore, these preferred shares were accounted for as redeemable noncontrolling interests. In 2024,
16,848,082 preferred shares were repurchased by this subsidiary.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

In 2023, 2024 and 2025, a subsidiary of the Group issued
407,103
,
659,564
and
2,537,194
respectively, preferred shares to certain
non-controlling
shareholders, which could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the Group. Therefore, these preferred shares were accounted for as redeemable noncontrolling interests.
The Company also has other subsidiaries or VIEs that have issued preferred shares which were accounted for as redeemable noncontrolling interests. As of December 31, 2025, those redeemable noncontrolling interests were insignificant.
The Company accounts for the changes in accretion to the redemption value in accordance with ASC Topic 480,
Distinguishing Liabilities from Equity
. The Company elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interest.

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
circumstances
. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares. The number of Class B ordinary shares transferred to Class A ordinary shares were 17,320,000, 440,000 and
320,000
during the years ended December 31, 2023, 2024 and 2025, respectively.
In February 2023, the board of directors authorized a share repurchase program, under which the Company may repurchase up to US$5.0 billion of its ADSs or shares, effective until December 31, 2025.
 In the first quarter of 2026, the board of directors authorized a new share repurchase program, under which the Company may repurchase up to US$5.0 billion of its ADSs or shares, effective until December 31, 2028.
The Company repurchased
42,661,000
,
76,933,844
and
72,425,044
Class A ordinary shares from the open market with an aggregate purchase price of RMB
4.8
 billion, RMB
6.4
 billion and RMB
5.6
billion (US$

 million) during the years ended December 31, 2023, 2024 and 2025, respectively, which has been approved by the Company’s board of directors. The repurchased shares were recorded in the treasury stock account.
Treasury stock
The treasury stock account includes 83,456,676 and
71,309,744
ordinary shares repurchased from the open market as of December 31, 2024 and 2025, respectively.
Such treasury stock is reserved for future issuance upon the exercise of the vested share options and the vesting of restricted shares and the remaining are expected to be cancelled in the future. During the year ended December 31, 2025,
29,633,816
ordinary shares had been reissued to employees and directors upon the exercise of share options and vesting of restricted shares,
and
 54,938,160 ordinary shares had been cancelled.
In January and February 2026, 71,016,408 ordinary shares had been cancelled in total.
Retained Earnings
Each of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries must make appropriations from their after-tax
profits as reported in their PRC statutory accounts to
non-distributable
reserve funds, namely a statutory surplus fund and a discretionary surplus fund. Each of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries is required to allocate at least
10% of its
after-tax
profits to the statutory surplus fund until such fund has reached 50
% of its respective registered capital. Appropriations to the discretionary surplus fund are at the discretion of the PRC subsidiaries, VIEs and VIEs’ subsidiaries. The reserves are not allowed to be transferred to the Company in the form of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation.

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In millions)
PRC statutory reserve funds	2,031	2,096	300
Unreserved retained earnings	178,042	175,598	25,110

Total retained earnings	180,073	177,694	25,410

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries with respect to transferring certain of their net assets to the Company either in the form of cash dividends, loans, or advances. Amounts of net assets restricted include paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB
48.1 billion and RMB40.4 billion (US$5.8 billion) as of December 31, 2024 and 2025, respectively.
Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of Chinese mainland are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries, VIEs and VIEs’ subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.
Accumulated Other Comprehensive Income (Loss)
The changes in accumulated other comprehensive income (loss) by component, net of tax, were as follows:

	Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale investments	Unrealized gains (losses) on derivatives	Total
	RMB	RMB	RMB	RMB
	(In millions)
Balance at December 31, 2022	(1,326)	457	1,415	546
Other comprehensive loss before reclassification	(626)	(188)	(422)	(1,236)
Amounts reclassified from accumulated other comprehensive loss	(287)	(13)	—	(300)

Net current-period other comprehensive loss	(913)	(201)	(422)	(1,536)
Other comprehensive income attribute to noncontrolling interests and redeemable noncontrolling interests	88	7	—	95

Balance at December 31, 2023	(2,151)	263	993	(895)

Other comprehensive income (loss) before reclassification	(428)	103	(387)	(712)
Amounts reclassified from accumulated other comprehensive income (loss)	(338)	71	—	(267)

Net current-period other comprehensive income (loss)	(766)	174	(387)	(979)
Other comprehensive income attribute to noncontrolling interests and redeemable noncontrolling interests	71	—	—	71

Balance at December 31, 2024	(2,846)	437	606	(1,803)

Other comprehensive income (loss) before reclassification	624	(79)	(511)	34
Amounts reclassified from accumulated other comprehensive loss	—	(17)	—	(17)

Net current-period other comprehensive income (loss)	624	(96)	(511)	17
Other comprehensive income attribute to noncontrolling interests and redeemable noncontrolling interests	73	63	—	136

Balance at December 31, 2025	(2,149)	404	95	(1,650)

Balance at December 31, 2025, in US$	(308)	58	14	(236)

The amounts reclassified out of accumulated other comprehensive income (loss) represent realized foreign currency translation adjustments, which mainly arose from the disposal of the Group’s partial interests in Trip and realized gains (losses) on the sales of available-for-sale
investments, which were recorded in “Others, net” in the consolidated statements of comprehensive income. The amounts reclassified were determined on the basis of specific identification. Gains on intracompany foreign currency transactions that are of a long-term-investment nature in the amount of RMB
687 million, RMB530 million and RMB511 million (US$73 million) were included in the foreign currency translation adjustments for the years ended December 31, 2023, 2024 and 2025, respectively.
The following table sets forth the tax expense allocated to each component of other comprehensive loss for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In millions)
Unrealized losses on available-for-sale investments
Other comprehensive loss before reclassification	(13)	(18)	(4)	(1)

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

22.	EARNINGS PER SHARE
Each ADS represents eight Class A ordinary shares. A reconciliation of net income attributable to Baidu, Inc. in the consolidated statements of comprehensive income to the numerator for the computation of basic and diluted earnings per share for the years ended December 31, 2023, 2024 and 2025 is as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In millions, including number of shares, except for per share data)
Net income attributable to Baidu, Inc.	20,315	23,760	5,589	799
Accretion of the redeemable noncontrolling interests	(717)	(588)	(926)	(132)

Numerator for basic EPS computation	19,598	23,172	4,663	667
Impact of diluted securities of subsidiaries and equity method investees	(44)	(105)	(620)	(89)
Numerator for diluted EPS computation	19,554	23,067	4,043	578

The following table sets forth the computation of basic and diluted earnings per Class A and Class B ordinary share and basic and diluted earnings per ADS:

	For the years ended December 31,
	2023		2024		2025		2025
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	(In millions, including number of shares and ADS, except for per share and per ADS data)
Earnings per share—basic:
Numerator
Allocation of net income attributable to Baidu, Inc.	15,905	3,693	18,812	4,360	3,767	539	896	128

Denominator
Weighted average ordinary shares outstanding	2,278	529	2,265	525	2,202	2,202	524	524

Denominator used for basic EPS	2,278	529	2,265	525	2,202	2,202	524	524

Earnings per share—basic	6.98	6.98	8.31	8.31	1.71	0.24	1.71	0.24

Earnings per share—diluted:
Numerator
Allocation of net income attributable to Baidu, Inc. for diluted computation	15,909	3,645	18,741	4,326	3,273	468	770	110
Reallocation of net income attributable to Baidu, Inc. as a result of conversion of Class B to Class A shares	3,645	—	4,326	—	770	110	—	—

Numerator for diluted EPS computation	19,554	3,645	23,067	4,326	4,043	578	770	110

Denominator
Weighted average ordinary shares outstanding	2,278	529	2,265	525	2,202	2,202	524	524
Conversion of Class B to Class A ordinary shares	529	—	525	—	524	524	—	—
Share-based awards	30	—	8	—	18	18	—	—

Denominator used for diluted EPS	2,837	529	2,798	525	2,744	2,744	524	524

Earnings per share—diluted	6.89	6.89	8.24	8.24	1.47	0.21	1.47	0.21

Earnings per ADS (1 ADS equals 8 Class A ordinary shares):
Denominator used for earnings per ADS—basic	285		283		275	275

Denominator used for earnings per ADS—diluted	355		350		343	343

Earnings per ADS—basic	55.83		66.40		13.67	1.95

Earnings per ADS—diluted	55.08		65.91		11.78	1.68

The Company did not include the effect of (i) convertible senior notes issued by iQIYI for the year ended December 31, 2025, (ii) certain share options issued by iQIYI and other subsidiaries for the year ended December 31, 2025, and (iii) certain share options issued by certain subsidiaries for the years ended December 31, 2023 and 2024, in the computation of diluted earnings per share, as their effects would be anti-dilutive.

F-
53

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
Under the 2008 Plan, the 2018 Plan and the 2023 Plan, the exercise price of an option may be amended or adjusted at the discretion of the compensation committee, the determination of which would be final, binding and conclusive. To the extent not prohibited by applicable laws or exchange rules, a downward adjustment of the exercise prices would be effective without the approval of the Company’s shareholders or the approval of the affected grantees. If the Company grants an ISO to an employee who, at the time of that grant, owns shares representing more than
10
% of the voting power of all classes of the Company’s share capital, the exercise price cannot be less than
110
% of the fair market value of the Company’s ordinary shares on the date of that grant.
Incentive share options
The following table summarizes the option activity for the year ended December 31, 2025:

	Number of share options	Weighted average exercise price (US$)		Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$ in millions)
Incentive share options
Outstanding, December 31, 2024	16,363,784	19	*	3.4	—
Granted	744,768	11	*
Exercised	(1,336,600)	12	*
Forfeited/Cancelled	(5,731,800)	25	*

Outstanding, December 31, 2025	10,040,152	16	*	3.7	25

Vested and expected to vest at December 31, 2025	9,908,816	16	*	3.6	24
Exercisable at December 31, 2025	9,263,816	17	*	3.2	21

*	Represents the exercise price per Class A ordinary share, and each ADS represents eight Class A ordinary shares.
Total intrinsic value of options exercised for the years ended December 31, 2023, 2024 and 2025 was RMB
64
 million,
nil
and RMB
35
 million
 (US$5 million),
respectively. The total fair value of options vested during the years ended December 31, 2023, 2024 and 2025 was RMB
85
 million, RMB
36
 million and RMB
35
 million (US$
5
 million), respectively.
Share options are usually subject to vesting schedules ranging from two
to
four years
. As of December 31, 2025, RMB
21
 million (US$
3
million) of unrecognized share-based compensation cost related to share options is expected to be recognized over a weighted-average vesting period of
3.1
years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be
different from expectation.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

For the years ended December 31,
2025
Risk-free interest rate	3.86~4.35%
Dividend yield	—
Expected volatility range	51.11%~51.64%
Expected life (in years)	5.19~5.65
Note: The company didn’t grant share options in 2023 and 2024.
In addition, the Company recognizes share-based compensation expense net of estimated forfeiture for shares expected to vest over the service period of the award. Estimated forfeiture rates are primarily based on historical experience of employee turnover.
The exercise price of options granted during the year ended December 31, 2025 equaled the market p ric
e of the ordinary shares on the grant date. The weighted-average grant-date fair value of options granted during the year ended December 31, 2025 was US$
6
.
Restricted Shares
Restricted Shares activity for the year ended December 31, 2025 was as follow:

	Number of shares	Weighted average grant date fair value (US$)
Restricted Shares
Unvested, December 31, 2024	82,321,904	15
Granted	55,790,824	11
Vested	(29,623,776)	16
Forfeited/Cancelled	(14,428,184)	13

Unvested, December 31, 2025	94,060,768	12

The total fair value of the restricted shares vested during the years ended December 31, 2023, 2024 and 2025 was RMB6.1 billion, RMB4.4 billion and RMB3.4 billion (US$483 million), respectively. The weighted-average grant-date fair value of the Restricted Shares granted during the years ended December 31, 2023, 2024 and 2025 was US$17, US$11 and US$11, respectively.
As of December 31, 2025, there was RMB3.8 billion (US$548 million) of unrecognized share-based compensation cost related to restricted shares, which is expected to be recognized over a weighted-average vesting period of 2.9 years. To the extent the actual forfeiture rate is different from the original estimate, the actual share-based compensation costs related to these awards may be different from expectation. To the extent the Company revises this estimate in the future, share-based compensation expense could be materially impacted in the year of revision, as well as in the following years.

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

Subsidiaries-iQIYI
2010 Equity Incentive Plan
On October 18, 2010, iQIYI adopted its 2010 Equity Incentive Plan (the “iQIYI 2010 Plan”), which permits the grant of restricted shares, options and share appreciation rights to the employees, directors, officers and consultants of iQIYI. Under the iQIYI 2010 plan, a total of
58,875,478 iQIYI’s ordinary shares were initially reserved for issuance and subsequently increased to 589,729,714
iQIYI’s ordinary shares. The iQIYI 2010 Plan is valid and effective for an original term of ten years, and further extended to twenty years on September 15, 2020 commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under the iQIYI 2010 Plan. All options vest over a four-year period.
2021 Equity Incentive Plan
On December 2, 2021, iQIYI adopted its 2021 Equity Incentive Plan (the “iQIYI 2021 Plan”), which permits the grant of restricted shares units and options to the directors, employees, consultants and other individuals of iQIYI. Under the iQIYI 2021 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards shall initially be
364,000,000 iQIYI’s ordinary shares, provided that if restricted share units or options with US$0 exercise price are granted, each restricted share unit and option with US$0 exercise price (that entitles the holder to one ordinary share) granted shall reduce the number of ordinary shares under the iQIYI 2021 Plan available for future grants b
y 1.3
ordinary shares. The iQIYI 2021 Plan is valid and effective for a term of ten years
commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under the iQIYI 2021 Plan. All options vest over a four-year period.
2024 Equity Incentive Plan
On May 8, 2024, iQIYI adopted its 2024 Equity Incentive Plan (the “iQIYI’s 2024 Plan”), which permits the grant of restricted shares units and options to the directors, employees, consultants and other individuals of iQIYI. Under the iQIYI 2024 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards shall initially be
 350,000,000
iQ
IYI’s ordinary shares. The iQIYI 2024 Plan is valid and effective for a term of ten years
commencing from its adoption. Except for service conditions, there were no other vesting conditions for all the awards under the iQIYI 2024 Plan. All options vest over a four-year period.
The following table sets forth the summary of employee option activity for the year ended December 31, 2025:

	Number of share options	Weighted average exercise price (US$)	Weighted average remaining contractual life (Years)	Aggregate Intrinsic value (US$ in millions)
Outstanding, December 31, 2024	578,455,922	0.28	6.5	73
Granted	76,706,000	0.01
Forfeited/Expired	(26,876,122)	0.24
Exercised	(14,490,399)	0.00

Outstanding, December 31, 2025	613,795,401	0.25	6.0	82

Vested and expected to vest at December 31, 2025	597,060,358	0.26	5.9	78
Exercisable at December 31, 2025	419,870,276	0.36	4.8	31
As of December 31, 2025, there was RMB450 million (US$64 million) of unrecognized share-based compensation cost related to share options granted by iQIYI which is expected to be recognized over a weighted-average period of 2.1 years.

F-
56

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

Other Subsidiaries
In 2025, several subsidiaries of the Company have granted restricted shares and share options tied to the valuation of the subsidiaries to the employees of the Company, which will be settled by the subsidiaries upon vesting or exercise of these awards. These awards are generally subject to a four-year vesting schedule as determined by the administrator of the plan. During the year ended December 31, 2025, the expenses recognized in respect of the share-based awards relating to these subsidiaries are insignificant.
The following table summarizes the total share-based compensation cost recognized by the Group:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In millions)
Cost of revenue	590	461	389	56
Selling, general and administrative	1,678	1,427	1,181	169
Research and development	4,077	2,896	2,035	292

Total	6,345	4,784	3,605	517

24.	RELATED PARTY TRANSACTIONS
Related Party Transactions with Investees
Related party transactions provided by the Group primarily related to online marketing services and others. The following table summarizes the revenue recognized from transactions with investees for the years ended December 31, 2023, 2024 and 2025.

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In millions)
Revenue:
Related Party A	540	393	351	50
Related Party B	924	919	979	140
Related Party D	338	523	—	—
Other Investees	897	893	777	111

Total	2,699	2,728	2,107	301

The Group purchased content, traffic acquisition and other services from investees in an amount of RMB
2.6
 billion, RMB
2.5
 billion and RMB
2.1
 billion (US$
304
million) for the years ended December 31, 2023, 2024 and 2025, respectively.
Related Party Transactions with Others
In 2023, related party transactions with Related Party C, over which the Group can significantly influence its management or operating policies, were in the total amount of RMB1.8 billion, and mainly comprised of online marketing services provided to the related party. Since January 2024, Related Party C ceased to be a related party of the Group.
In addition, other related party transactions were insignificant for each of the years presented.

F-
57

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

Balances of Due from/Due to Related Parties
As of December 31, 2024 and 2025, amounts due from/due to related parties were as follows:
Except for the
non-trade
balances as of December 31, 2024 and 2025 relating to transactions disclosed below, amounts due from/due to related parties arising from the ordinary and usual course of business of the Group were trade in nature.

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(In millions)
Amounts due from related parties, current:
Related Party B (i)	443	388	55
Other Related Parties (ii)	347	373	54

Total	790	761	109

Amounts due from related parties, non-current:
Other Related Parties (iii)	137	167	24

Amounts due to related parties, current:
Related Party B (iv)	605	591	85
Other Related Parties (v)	1,189	1,397	199

Total	1,794	1,988	284

Amounts due to related parties, non-current:
Other Related Parties (vi)	56	36	5

(i)	The balance mainly represents receivables arising from providing online marketing services and others to Related Party B.
(ii)	The balance mainly represents amounts arising from online marketing services and others the Group provided to its investees in ordinary course of business.
(iii)	The balance mainly represents prepayments for licensed copyrights to be received from the Group’s investees.
(iv)	The balance mainly represents amounts arising from purchasing services from Related Party B in the ordinary course of business.
(v)
The balance mainly represents amounts owed to the Group’s investees for acquisition of contents assets and advances made for online marketing services and non-trade
amounts payable for acquiring the equity interest of the Group’s investees.

(vi)	The balance mainly represents deferred revenue in relation to licenses of intellectual property to be provided to the Group’s investees.

25.	SEGMENT REPORTING
The Company’s operations are organized into two
segments, consisting of Baidu General Business and iQIYI. Baidu General Business mainly provides online marketing services and others including cloud services. iQIYI produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content, in a variety of formats.
The Company derives the results of the segments directly from its internal management reporting system. The CODM reviews the performance of each segment based on its operating results and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. Because substantially all of the Group’s long-lived assets and revenue are located in and derived from the PRC, geographical segments are not presented. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

F-
58

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

The table below provides a summary of the Group’s operating segment operating results for the year ended December 31,
2023
.

	For the year ended December 31, 2023
	Baidu General Business	iQIYI	Intersegment eliminations	Consolidated
	RMB	RMB	RMB	RMB
	(In millions)
Revenue	103,465	31,873	(740)	134,598

Costs and expenses:
Cost of revenue	42,592	23,103	(664)	65,031
Selling, general and administrative	19,623	4,014	(118)	23,519
Research and development	22,425	1,767	—	24,192
Total costs and expenses	84,640	28,884	(782)	112,742

Operating income	18,825	2,989	42	21,856

Total other income (loss), net	4,298	(956)	—	3,342

Income before income taxes	23,123	2,033	42	25,198

Income tax expense	3,568	81	—	3,649

Net income	19,555	1,952	42	21,549

Less: net income attributable to noncontrolling interests	154	27	1,053	1,234

Net income attributable to Baidu, Inc.	19,401	1,925	(1,011)	20,315

The table below provides a summary of the Group’s operating segment operating results for the year ended December 31, 2024.

	For the year ended December 31, 2024
	Baidu General Business	iQIYI	Intersegment eliminations	Consolidated
	RMB	RMB	RMB	RMB
	(In millions)
Revenue	104,712	29,225	(812)	133,125

Costs and expenses:
Cost of revenue	44,830	21,954	(682)	66,102
Selling, general and administrative	20,049	3,682	(111)	23,620
Research and development	20,355	1,778	—	22,133
Total costs and expenses	85,234	27,414	(793)	111,855

Operating income	19,478	1,811	(19)	21,270

Total other income (loss), net	8,311	(959)	—	7,352

Income before income taxes	27,789	852	(19)	28,622

Income tax expense	4,386	61	—	4,447

Net income	23,403	791	(19)	24,175

Less: net income (loss) attributable to noncontrolling interests	(28)	27	416	415

Net income attributable to Baidu, Inc.	23,431	764	(435)	23,760

F-
59

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

The table below provides a summary of the Group’s operating segment operating results for the year ended December 31, 2025.

	For the year ended December 31, 2025
	Baidu General Business		iQIYI		Intersegment eliminations		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(In millions)
Revenue	102,485	14,655	27,290	3,902	(696)	(99)	129,079	18,458

Costs and expenses:
Cost of revenue	51,498	7,364	21,541	3,080	(603)	(86)	72,436	10,358
Selling, general and administrative	22,071	3,156	3,857	552	(85)	(12)	25,843	3,696
Research and development	18,770	2,684	1,663	238	—	—	20,433	2,922
Impairment of long-lived assets	16,190	2,315	—	—	—	—	16,190	2,315
Total costs and expenses	108,529	15,519	27,061	3,870	(688)	(98)	134,902	19,291

Operating income (loss)	(6,044)	(864)	229	32	(8)	(1)	(5,823)	(833)

Total other income (loss), net	12,828	1,834	(289)	(41)	—	—	12,539	1,793

Income (loss) before income taxes	6,784	970	(60)	(9)	(8)	(1)	6,716	960

Income tax expense	1,115	159	144	21	—	—	1,259	180

Net income (loss)	5,669	811	(204)	(30)	(8)	(1)	5,457	780

Less: net income (loss) attributable to noncontrolling interests	(22)	(3)	3	—	(113)	(16)	(132)	(19)

Net income (loss) attributable to Baidu, Inc.	5,691	814	(207)	(30)	105	15	5,589	799

The following table presents the Group’s revenue disaggregated by types of products or services:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(In millions)
Online marketing services	81,203	78,563	67,837	9,701
Others (i)	53,395	54,562	61,242	8,757

Revenue	134,598	133,125	129,079	18,458

(i)	Others mainly include revenue from cloud services and iQIYI’s video membership services.

F-
60

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis
The Group measures certain financial instruments at fair value on a recurring basis, including available-for-sale debt investments, trading debt investments, certain derivative instruments, equity investments at fair value with readily determinable fair value, equity investments without readily determinable fair value using NAV practical expedient, investments accounted for at fair value, certain financial liability, and the 2032 Exchangeable Bonds. These fair value measurements are performed in accordance with ASC 820.
The fair values of the Group’s time deposits as disclosed are determined based on the prevailing interest rates in the markets.
The fair values of the Group’s held-to-maturity debt investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates.
The fair values of the Group’s short-term available-for-sale debt investments are determined using observable inputs, including quoted market interest rates for similar instruments and other market-corroborated data.
The fair values of the Group’s short-term trading debt investments are measured using quoted market prices in active markets.
The fair values of the Group’s derivative instruments of interest rate swaps are based on broker quotes.
The fair values of the Group’s equity investments in equity securities of publicly listed companies are measured using quoted market prices.
Investments accounted for at fair value are equity investments in listed and unlisted companies held by consolidated investment companies. Investments in unlisted companies and long-term available-for-sale debt investments do not have readily determinable market value and are categorized as Level 3 in the fair value hierarchy. For these investments, the Group uses a market approach based on the Group’s best estimate, utilizing inputs such as the pricing of recent rounds of financing of the investees, liquidity factors and multiples of a selection of comparable companies.
The fair values of financial liability are estimated based on the quoted market price of the underlying instrument.
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

F-
61

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

Assets and liabilities measured on a recurring basis or disclosed at fair value are summarized below:

		Fair value measurement or disclosure at December 31, 2024 using
	Total fair value at December 31, 2024	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
	(In millions)
Fair value disclosure (i)

Cash equivalents:
Time deposits	4,538		4,538

Short-term investments:
Held-to-maturity debt investments	96,912		96,912

Long-term investments:
Long-term time deposits and held-to-maturity investments	99,069		99,069

Notes payable, current portion	7,982		7,982

Convertible senior notes, current portion	225		17	208

Notes payable, non-current portion	26,276		26,276

Convertible senior notes, non-current portion	7,697		3,932	3,765

Fair value measurements on a recurring basis

Short-term investments:
Available-for-sale debt investments	5,954		5,954
Trading debt investments	15	15

Other current assets:
Derivative instruments	7		7

Long-term investments:
Equity investments at fair value with readily determinable fair value	8,586	8,586
Equity investments without readily determinable fair value using NAV practical expedient (ii)	727
Investments accounted for at fair value	4,381	34		4,347
Available-for-sale debt investments	6,360		850	5,510

Other non-current assets:
Derivative instruments	607		607

Total assets measured at fair value	26,637	8,635	7,418	9,857

Amounts due to related parties, current:
Financial liability	389		389

Total liabilities measured at fair value	389		389

F-
62

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

			Fair value measurement or disclosure at December 31, 2025 using
	Total fair value at December 31, 2025		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	US $	RMB	RMB	RMB
	(In millions)
Fair value disclosure (i)

Cash equivalents:
Time deposits	5,286	756		5,286

Short-term investments:
Held-to-maturity debt investments	59,570	8,518		59,570

Long-term investments:
Long-term time deposits and held-to-maturity investments	125,048	17,882		125,048

Notes payable, current portion	4,517	646		4,517

Convertible senior notes, current portion	1,458	208		1,458

Notes payable, non-current portion:

Notes payable other than 2032 Exchangeable Bonds	36,175	5,173		36,175

Convertible senior notes, non-current portion	6,313	903		2,398	3,915

Fair value measurements on a recurring basis

Short-term investments:
Available-for-sale debt investments	27,050	3,868		27,050
Trading debt investments	4,081	584	4,081

Other current assets:
Derivative instruments	180	26		180
Long-term investments:
Equity investments at fair value with readily determinable fair value	10,774	1,541	10,774
Equity investments without readily determinable fair value using NAV practical expedient (ii)	618	88
Investments accounted for at fair value	4,593	657	19		4,574
Available-for-sale debt investments	3,220	460		336	2,885

Total assets measured at fair value	50,516	7,224	14,874	27,566	7,459

Amounts due to related parties, current:
Financial liability	374	53		374
Accounts payable and accrued liabilities:
Derivative instruments	34	5		34
Notes payable, non-current portion:
2032 Exchangeable Bonds	14,271	2,041		14,271

Total liabilities measured at fair value	14,679	2,099		14,679

(i)	Fair value disclosure shows financial instruments which are not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.
(ii)
Investments are measured at fair value using NAV as a practical expedient. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

F-
63

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:
Investments accounted for at fair value:

Amounts
RMB
(In millions)
Balance at December 31, 2023	4,775
Additions	159
Disposals	(248)
Net unrealized fair value decrease recognized in earnings	(376)
Foreign currency translation adjustments	37

Balance at December 31, 2024	4,347

Additions	398
Disposals	(171)
Net unrealized fair value increase recognized in earnings	49
Foreign currency translation adjustments	(49)

Balance at December 31, 2025	4,574

Balance at December 31, 2025, in US$	654

Available-for-sale
debt investments:

Amounts
RMB
(In millions)
Balance at December 31, 2023	3,259
Disposals	(85)
Conversion	2,061
Net unrealized fair value change recognized in other comprehensive income (loss)	174
Accrued interest	74
Foreign currency translation adjustments	27

Balance at December 31, 2024	5,510

Additions	107
Disposals	(1,051)
Conversion	(1,610)
Net unrealized fair value change	(114)
Accrued interest	70
Foreign currency translation adjustments	(27)

Balance at December 31, 2025	2,885

Balance at December 31, 2025, in US$	413

F-
6
4

BAIDU, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

Assets measured at fair value on a
non-recurring
basis
The Group measures certain
non-financial
assets on a nonrecurring basis.
For equity investments without readily determinable fair value using the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value (Note 2). The non-recurring fair value measurements adjusting the carrying amount of the investment require management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured as of the observable transaction dates. The valuation methodologies require management to consider the observable transaction price at the transaction date and other unobservable inputs (level 3) such as expected volatility and probability of exit events as it relates to liquidation and redemption preferences.
When there is impairment of equity investments without readily determinable fair value using the measurement alternative and equity method investments, the non-recurring
fair value measurements are measured at the date of impairment. The fair values of the Group’s equity method investments in publicly listed companies are measured using quoted market prices. Estimating the fair value of investees without observable market prices is highly judgmental due to the subjectivity of the unobservable inputs (level 3) used in the valuation methodologies. The Group uses valuation methodologies, primarily the market approach, which requires management to use unobservable inputs (level 3) such as selection of comparable companies and multiples, expected volatility, discount for lack of marketability and probability of exit events as it relates to liquidation and redemption preferences, when applicable. These unobservable inputs and resulting fair value estimates may be affected by unexpected changes in future market or economic conditions.
Other
non-financial
assets, including long-lived assets, licensed copyrights and produced content, would be measured at fair value whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable.
The following table summarizes the Group’s non-financial assets held as of December 31, 2024 and 2025 for which a non-recurring
fair value measurement was recorded during the years ended December 31, 2024 and 2025:

	Total fair value		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total gains (losses)
	RMB	US$	RMB	RMB	RMB	RMB	US$
	(In millions)
Fair value measurements on a non-recurring basis
As of December 31, 2024
Long-term investments (i)	1,242				1,242	261
Produced content monetized on its own	74				74	(95)

As of December 31, 2025
Long-term investments (i)	530	76			530	31	5
Produced content monetized on its own	47	7			47	(86)	(12)
Core asset group as of September 30, 2025 ( Note 2 )	44,748	6,399			44,748	(16,190)	(2,315)

(i)
Due to declined financial performances and changes in business circumstances of certain investees, the Group recognized impairment charges of long-term investments in the consolidated statements of comprehensive income during the years ended December 31, 2024 and 2025. For equity investments without readily determinable fair value using the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured
to fair value.

F-
6
5